Form 20-F
period 1998-06-30
MOUNTAIN PROVINCE MINING INC
filed 1999-06-23
CIK 1004530

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
   ---  OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
   ---  THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

        TRANSITION  REPORT  PURSUANT  TO SECTION  13 OR 15(d) OF THE  SECURITIES
   ---  EXCHANGE  ACT OF 1934  For the  transition  period  from        to


                         Commission File Number: 0-27322

                          MOUNTAIN PROVINCE MINING INC.
             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

            1205-789 West Pender Street, Vancouver, British Columbia
                                 Canada V6C 1H2
                    (Address of principal executive offices)

     Securities to be registered pursuant to Section 12(b) of the Act: None

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without par value
                                (Title of Class)


Securities for which there is a reporting  obligation  pursuant to Section 15(d)
of the Act:                                                                 None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report.                                                               42,376,810

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past ninety days.                            Yes ___ No XXX

Indicate by check mark which financial statement item the registrant has elected
to follow:                                               Item 17 XXX Item 18 ___



                                  Page 1 of 87
                          Index to Exhibits on Page 71

                          MOUNTAIN PROVINCE MINING INC.

                                TABLE OF CONTENTS

                              PART I                       Page

Item 1.   Description of Business.........................    2

Item 2.   Description of Property.........................   13

Item 3.   Legal Proceedings...............................   31

Item 4.   Control of Registrant...........................   32

Item 5.   Nature of Trading Market........................   34

Item 6.   Exchange Controls and Other Limitations
          Affecting Security Holders......................   36

Item 7.   Taxation........................................   38

Item 8.   Selected Financial Data.........................   48

Item 9.   Management's Discussion and Analysis of
          Financial Condition and Results of Operations...   50

Item 10.  Directors and Officers of Registrant............   58

Item 11.  Compensation of Directors and Officers..........   61

Item 12.  Options to Purchase Securities from Registrant
          or Subsidiaries.................................   63

Item 13.  Interest of Management in Certain Transactions..   64

                                     PART II

Item 14.  Description of Securities to be Registered......   65

                                    PART III

Item 15.  Defaults Upon Senior Securities.................   69

Item 16.  Changes in Securities and Changes in Security
          for Registered Securities.......................   69

                                     PART IV

Item 17.  Financial Statements............................   69

Item 18.  Financial Statements............................   69

Item 19.  Financial Statements and Exhibits...............   70

                                     PART I
ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

Introduction
------------

Mountain Province Mining Inc. (hereinafter also referred to as the "Registrant" or the "Company") is a natural resource property exploration company. The Company has several natural resource properties represented by a 90% interest in the AK and CJ Claims located in the Northwest Territories; a 100% interest in the Ketza River Project; a 50% interest in the Molanosa Diamond Project; a 50% interest in 11 of the 598909 Saskatchewan Claims; a 25% interest in 4 of the 598909 Saskatchewan Claims; a 100% interest in 11 of the Northern Saskatchewan Claims; a 50% interest in 32 of the Northern Saskatchewan Claims; a 25% interest in mineral claim S-105084 located in the Tobin Lake Area; a 100% interest in the Mary Dale Property, and a 100% interest in the Maris Project in Nye County, Nevada.

The Company, as yet, does not have any resource properties on which commercial mining operations exists.

The Company's U.S. office is located at Empire Towers I, 3633 East Inland Empire Blvd., Suite 265, Ontario, California 91764. The telephone number is (909) 466-1411 and the facsimile number is (909) 466-1409.

The Company's Canadian office is located at 789 West Pender Street, Suite #1205, Vancouver, British Columbia V6C 1H2. The telephone number is (604) 687-0122 and the facsimile number is (604) 684-7208.

The  contact  persons  are  Dr.  Paul  Shatzko,   Chairman  and/or  Dr.  Jan  W.
Vandersande, President.

The Company has 500,000,000 shares of common stock authorized; as of 3/31/98, the end of the Company's most recent fiscal year, there were 42,376,810 shares of common stock outstanding. As of 10/02/98 there were 42,444,760 shares of common stock outstanding.

The Company's common stock trades on the Vancouver Stock Exchange under the symbol "MPV" and within the NASDAQ system under the symbol "MPVIF".

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in footnotes to the financial statements.

References in this document to "$" and "Cdn$" refer to Canadian dollars, unless otherwise specified; references to "US$" refer to U.S. dollars.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended March 31st; the average rates for the period; and, the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                                   Table No. 1
                           U.S. Dollar/Canadian Dollar

                                    Average        High         Low        Close
Fiscal Year Ended 3/31/98              1.41        1.45        1.37         1.41
Fiscal Year Ended 3/31/97              1.36        1.38        1.33         1.38
Fiscal Year Ended 3/31/96              1.36        1.42        1.34         1.36
Fiscal Year Ended 3/31/95              1.38        1.41        1.34         1.40
Fiscal Year Ended 3/31/94              1.32        1.38        1.26         1.38

The value of the U.S. Dollar relative to the Canadian Dollar was 1.52 as of 9/30/98.

Background
----------

Incorporation Data
------------------

The Company was incorporated under the laws of British Columbia on December 2, 1986 by registration of its Memorandum and Articles.

Initial Public Offering
-----------------------

The Company's initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus dated July 28, 1988 only to investors in the Province of British Columbia, Canada. The Company issued 600,000 shares, raising $189,000.

Business  Combination
---------------------

Pursuant to an amalgamation agreement dated August 21, 1997, the Company and 444965 B.C. Ltd. agreed to merge under the name of Mountain Province Mining Inc. to consolidate their respective interests in the AK/CJ claims. The transaction was completed on November 1, 1997 through the issue of one common share of the new amalgamated company for each existing common share in the former company, and 16,951,696 common shares of the new company for 1,450,000 shares of 444965 B.C. Ltd. As a result of the amalgamation, the Company holds a 90% interest in the AK/CJ claims in the Northwest Territories.

Historical Corporate Development
--------------------------------

Since incorporation, the Company has been involved in the exploration and, when warranted, the development of natural resource properties.

During Fiscal 1993, the Company increased its land holdings and embarked on several exploration programs. In August it acquired the CJ and AK properties which encompass approximately 600,000 acres. Exploration work in the form of soil sampling and aerial geophysical surveys were undertaken on these properties during this period. The Company optioned a 40% interest in both the AK and CJ claims to a private company in exchange for $680,000 and an agreement to expend sufficient capital on the properties to complete a 200 ton bulk sample and optioned another 10% interest in the claims to a public company in exchange for shares and payment of a portion of exploration expenditures.

During the second half of Fiscal 1993, the Company obtained a 37.5% interest in a 72,000 claim block in the Fort a la Corne area of the province of Saskatchewan, and also acquired a 50% interest in 27 claims located in the Molanosa Arch area of Saskatchewan.

During Fiscal 1994, the Company continued with its exploration programs expanding them to include geochemical and geophysical analysis. In January, the Company entered into a joint venture agreement with Camphor Ventures Inc. (a public company trading on the Vancouver Stock Exchange) whereby the joint venture purchased a number of claim blocks adjacent to the War Eagle Mining discovery site near Candle Lake, in the central portion of the province of

Saskatchewan. The joint venture also purchased a claim in another diamond exploration region in central Alberta.

During Fiscal 1995, the Company focused the majority of its attention on the AK Claim. In February diamondiferous kimberlite was discovered here and since the discovery a program of delineation drilling and soil sampling has been ongoing.

Additional exploration consisting of regional sampling and high-sensitivity magnetometer surveying was also undertaken on other areas of the AK Claim. Activity during this period on the Company's other properties was minimal because of the focus on the AK Claim.

During Fiscal 1996, the Company drilled 104 holes into the AK-5034 pipe, including 37 for exploration, 42 for bulk sampling and 25 for delineation drilling. A total of 5,800 kg of exploration drill hole kimberlite has been processed by caustic fusion. A 10,000 foot delineation drilling program is underway with completion scheduled for 1996.

Results, announced during Fiscal 1996, from the first 25 tonnes of the 100 tonne mini-bulk sample, as processed by Canamera Geological Limited's dense media separation plant, showed 75.9 carats in a total of 24.6 tonnes of processed kimberlite. This equates to a grade of 3.09 carats per tonne. The kimberlite was recovered from nine drill holes in the Southern and Central parts of the pipe. The grade was roughly uniform from drill hole to drill hole and from top to bottom in each of the holes.

During Fiscal 1997, the Company concluded a joint venture agreement with Monopros Limited, a wholly-owned subsidiary of De Beers Consolidated Mines Ltds., to develop the AK/CJ property. This agreement provided that Monopros can earn a 60% interest in the project by conducting continuing exploration and bulk sampling on one or more new kimberlite deposits. As well, Monopros must complete a feasibility study and fund development and construction of a commercial-scale mine.

Also during Fiscal 1997, the Company completed a 104-tonne mini-bulk sample from the AK-5034 pipe. The results indicated an average grade of 2.48 carats per tonne.

During the 1997 exploration season, Monopros discovered three new kimberlite pipes on the AK property: Tesla, Tuzo and Hearne. All are diamondiferous. The Company reported that initial tonnage and grade estimates place both the Tuzo and Hearne pipes among the world's higher grade pipes. Tesla is considered of lower grade but is expected to contribute to overall tonnnage.

During the spring of 1998, De Beers conducted mini-bulk sampling on the three new pipes as well as the AK-5034, the original pipe discovery on the AK property. The 62-tonne Hearne sample contained 205 carats grading 3.28 carats per tonne. A 60-tonne sample from the Tesla pipe produced 25.9 carats and an overall grade of 0.43 carats per tonne. The 5034 pipe produced 101 carats from 56 tonnes grading 1.81 carats per tonne, while the Tuzo pipe produced 108 carats from 48 tonnes, grading 2.24 carats per tonne.

For at least the last three years, the Company has financed its operations, property acquisition, and property exploration primarily through the distribution of equity capital. The six most recent significant financings are described in the next six paragraphs.

In October of 1996, the Company completed a private placement financing which consisted of 1,650,000 Series A Units and 1,025,000 Series B Units at $4.90 per unit. Each Series A Unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share at an exercise price of $5.75 until December 31, 1997. Each Series B Unit consisted of one common share designated as a "flow through" share under the income Tax Act (Canada) and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at an exercise price of $5.75 until December 31, 1997.

On December 29, 1995, the Company completed a private placement whereby it sold 1,300,000 units and 193,000 flow through shares at $4.40 per unit or flow through share, which netted the Company $5,159,000 after commissions. $2,459,000 of the net funds have been released to the Company and the balance of $2,700,000 will be released with the filing and acceptance of a Statement of Material Facts with the Vancouver Stock Exchange. Each unit will be comprised on one common share and one-half non-transferable share purchase warrant exercisable for a two year period entitling the holder of each full warrant to acquire one common share at a price of $4.40 per share in the first year and at $5.25 per share in the second year.

The offerings described in the preceding paragraph commenced on December 20, 1995 and closed on December 29, 1995. The offerings were priced on December 20, 1995 and on that day the market price of the Company's stock was $4.45. The only intermediary involved in the offering was Loewen Ondaatje McCutcheon Limited, a Canadian investment banking firm. Loewen Ondaatje McCutcheon Limited acted as agents for the Special Warrant Offering; for the flow-through offering there was no agent or intermediary. All of the flow-through shares were purchased by Canadian citizens resident in Canada and the entire Special Warrant Offering was purchased by Societe Generale of Paris, France. None of the securities sold by the flow-through share offering have been resold in the United States. Upon receipt of a prospectus filed on April 25, 1996, with the British Columbia Securities Commission, 1,300,000 shares and 650,000 share purchase warrants were issued as the special warrants were exercised.

Effective March 29, 1995 the Company issued 1,000,000 units for $0.44 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrant is exercisable for a two year period and the holders thereof require one warrant to acquire on common share at a price of $0.44 per share in the first year and at a price of $0.50 per share in the second year.

On July 26, 1993 the Company completed a private placement whereby it sold 1,571,590 units at a price of $0.88 per unit. 1,164,497 of the units consisted of one flow-through common share and one two-year non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for Cdn$0.88 at any time on or before July 22, 1994 and for $1.01 at any time after July 22, 1994 and on or before July 22, 1995. Any shares issued pursuant to an exercise of the warrants occurring on the first anniversary date of their issue could become, at the discretion of the holder of such warrants, "flow-through" shares. 111,900 of the units were "finders fee" units which were comprised of one common share and one two-year non-transferable share purchase warrant entitling the holder thereof to purchase on additional common share for $1.10 at any time on or before July 22, 1994 and for $1.26 at any time after July 22, 1994 and on or before July 22, 1995. The balance of the units consisted of one common share and one two-year non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for $0.88 at any time on or before July 22, 1994 and for $1.01 at any time after July 22, 1994 and on or before July 22, 1995.

On April 28, 1993, the Company completed a private placement whereby it sold 200,000 units at $0.66 per unit. Each unit consisted of one common share and one non-transferable Series "K" share purchase warrant with each warrant exercisable at a price of $0.66 per share at any time on or before April 19, 1994, and thereafter at a price of $0.76 per share on or before April 19, 1995. The hold period for these shares expired on April 20, 1994.

On January 20, 1993, the Company completed a private placement whereby it sold 200,000 units at $0.50 per unit. Each unit consisted of one common share and one non-transferable Series "J" share purchase warrant with each warrant exercisable at a price of $0.50 per share at any time on or before December 31, 1993, and thereafter at a price of $0.60 per share on or before December 31, 1994. the hold period for the shares expired on December 31, 1993. The units were comprised solely of flow-through shares and warrants which entitled the holder, at his option, to acquire additional flow-through shares. The flow-through shares and any additional flow-through shares issued on the exercise of the warrants entitled the holders of those shares to the benefit of the exploration expense incurred with the funds received by the Company on the sale of those shares.

During the fiscal year ended 3/31/97, 1,074,000 share purchase options were exercised netting the Company $4,644,498, and 1,300,000 share purchase warrants were exercised netting the Company $5,266,658. An additional 166,875 shares were issued pursuant to the exercise of agent's options and warrants netting the Company $781,531.

As of March 31, 1998, the end of the Company's most recent fiscal year, there were 42,376,810 shares of common stock outstanding. As of 10/02/98 there were 42,444,760 shares of common stock outstanding.

Competition
-----------

There is competition from other mining exploration and development companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Nevertheless, the market for the Company's possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, the Company expects to compete by taking advantage of the market for all minerals present in its properties to offset the primarily fixed costs of mining any one of the jointly-occurring minerals. Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

Risks of Mining
---------------

Regulations and Government Rules
--------------------------------

The mining industry has been subject to increasing government controls and regulations in recent years. The Company has obtained all the necessary permits for exploration work performed to date and anticipates no material problems obtaining the necessary permits to proceed with further development.

Risks Inherent in Mining
------------------------

Exploration for economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties which are explored are ultimately developed into producing mines.

There is no known body of ore on the Company's mineral property. The purpose of the current work program is to carry out exploration on the property with the objective of establishing an economic body of ore.

The Company's ability to continue exploration and development of its properties will be dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be needed to be transferred to potential joint venture partners, or its properties may be lost entirely. Refer to Item #2 for discussion of mining properties.

The Company's  mining  operations will be subject to  governmental  legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect will be affected by the market for base, strategic, and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for base, strategic and precious minerals, the rate of inflation, the capacity of base, strategic and precious mineral producing corporations, the political environment and changes in international investment patterns.

If the Company's exploration programs are successful, additional capital will be required for the development of an economic ore body and to place it in commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its property to be earned by another party or parties carrying out further exploration or development thereof.

There is also the possibility that the Company's properties may be subject to prior unregistered agreements or transfers or land claims, and title may be affected by undetected defects.

Exploration for minerals is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company in the acquisition of the interest in its mineral properties will result in discoveries of commercial quantities of ore.

Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect during several phases of property exploration on the Company's financial position.

While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. In such funds cannot be secured, the Company will be forced to curtail its exploration efforts to a level for which funding can be secured or relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective joint venture agreements.

Plan of Operations
------------------

Source of Funds for Fiscal 1999
-------------------------------

The Company had a working capital balance of $6,217,243 as of the end of the first three months of Fiscal 1999 (6/30/98). The Company believes that it has sufficient working capital for the remainder of Fiscal 1999.

Use of Funds for Fiscal 1999
----------------------------

At year end Fiscal 1998 (3/31/98) and through the first three months of Fiscal 1999 (ending 6/30/98), the Company had met all its expenditure requirements under the various mineral agreements it holds or has interests in. These expenditure requirements are more fully discussed in ITEM 2, "DESCRIPTION OF PROPERTIES".

During the balance of Fiscal 1999, the Company anticipates that exploration on the AK/CJ Property will continue by its joint venture partner, Monopros Limited. A major bulk sampling program is planned during the winter of 1998-1999. Initial plans call for the extraction of approximately 500 tonnes from each of the Hearne, Tuzo and 5034 pipes, with a lesser amount from the Tesla pipe. This tonnage is expected to produce between 1,000 and 2,000 carats for each of the three pipes and form the basis of a pre-feasibility study.

Anticipated Changes to Facilities/Employees
-------------------------------------------

There are no plans to add any additional personnel, other than independent contractors retained to assist in the exploration of the Company's mineral properties.

USA vs. Foreign Sales/Assets
----------------------------

At 3/31/98, nearly all of the Company's assets were located in Canada, with the exception of an interest comprising less than 1% located in Nevada, U.S.A. At 3/31/97, all of the Company's assets were located in Canada.

During Fiscal 1998/1997/1996 ended March 31, the Company generated no revenue from operations.

Staffing
--------

As of 10/02/98, the Company had seven full time and six part time employees, in addition to six directors (of which three were officers of the Company). None of the Company's employees are covered by a collective bargaining agreement.

Manufacturing/Marketing
-----------------------

Not Applicable.

Research and Development
------------------------

Not Applicable.

Reliance Upon Significant Customers/Suppliers
---------------------------------------------

Not Applicable.

Seasonality
-----------

Not Applicable.

ITEM 2. DESCRIPTION OF PROPERTY
-------------------------------

Executive Offices
-----------------

The Company's executive offices are located in rented premises of approximately 1,870 sq. ft. at 789 West Pender Street, Suite #1205, Vancouver, British Columbia
V6C 1H2. The Company considers these premises suitable for current needs.

The Company also maintains an office in the United States at Empire Tower I, 3633 E. Inland Empire Blvd., Suite 265, Ontario, California 91764.

AK/CJ Claims
------------

The AK Property
---------------

The AK Property is the subject of a summary report dated November 11, 1996 (the "Evans Report") entitled "Summary Report on the AK Property" prepared by Bruce
T. Evans. The following discussion of the AK Property is based, in part, upon information set forth in the Evans Report and all of the following discussion has been approved by Mr. Evans.

As the Company acquired the AK and CJ Properties together, and has since entered into a number of agreements relating to both properties, portions of the following discussion relate to both properties.

Location and Access

The AK Property is located in the Mackenzie District of the Northwest Territories, centered at latitude 63' 30' north; longitude 109' 30' west, and is situated between Fletcher and Walmsley Lakes to the east, Kirk Lake to the north and Margaret Lake to the west. The property lies 115 km southeast of Lac de Gras and 320 km northeast of Yellowknife.

Two exploration camps have been established to service the property. Both camps are accessible by light float or wheel equipped planes. Larger aircraft can land at an airstrip at Tundra-Salmita, approximately 120 km northwest of the property. The Echo Bay Mines' winter road to the Lupin mine site runs from Yellowknife along MacKay Lake, approximately 35 km northwest of the property.

The AK Property presently consists of 119 contiguous mining claims (mining claim nos. AK 1 through AK 119 inclusive) totaling 301,119.5 acres. The AK Property originally comprised 144 mining claims (mining claim nos. AK 1 though AK 144 inclusive), however 25 of these mining claims lapsed (mining claim nos. AK 120 though AK 144 inclusive).

The expiry date for mining claims nos. CJl to CJ34 inclusive, CJ36 to CJ44 inclusive, CJ49 to CJ68 inclusive, CJ84 to CJIO4 inclusive, CJ127 to CJI44 inclusive (collectively, the "CJ Property") and AK5, 5, 7, 11, 14, 15, 17, 18, 19, 24, ' )4 to 37 inclusive, 41, 44, 46, 47, 48, 52, 55, 56, 58 to 61 inclusive, 71, 84 and 89 was August 17, 1996. Reports of Work in respect of these claims have been filed. Due to a backlog in the Mining Recorder's Office, a Certificate of Work for 1996 has not yet been issued in respect of these claims and therefore the date to which the expiry date for these mining claims may have been extended is uncertain. However, to the best of the Company's knowledge, the Reports of Work show that the Company has completed enough work in respect of each of the claims to extend the expiry date to at least August 17, 1997. The remainder of the claims have expiry dates between August 17, 1997 and August 17, 2002.

In April 1995, Inukshuk Capital Ltd. ("Inukshuk") staked mining claims nos. AK145 through AK157 inclusive. Inukshuk provided the Company with executed transfer documents for these 13 claims and the Company filed for the legal transfer to the Company of an undivided 60% interest in these claims at the Mining Recorder's Office. The remaining 40% undivided interest in these claims were transferred by Inukshuk to 444965. The additional mining claims are subject to the terms of the Triparty Agreement (as defined below), the AK-CJ Joint Venture Agreement (as defined below), the Camphor Option Agreement (as defined below), the Glenmore Sub-Option Agreement (as defined below) and the Monopros Option Agreement (as defined below).

Ownership

The Company holds a 90% interest in each of the AK and CJ Properties. The balance of each is owned by Camphor, as to 10%.

The majority of the claims comprising the AK and CJ Properties were staked in the summer of 1992 by Inukshuk. The AK 145 through AK 157 claims were staked in April 1995.

Under an option agreement (the "Company Option Agreement") dated August 18, 1992 and amended November 13, 1992 and January 8, 1993 between the Company and Inukshuk, a company at arm's length to the Company, the Company purchased an option to acquire a 100% interest in the AK and CJ Properties. The Company subsequently earned its interest in both properties by paying to Inukshuk a total of $380,000, issuing to Inukshuk 200,000 common shares of the Company, and spending $1,500,000 on the properties. Under the terms of the Company Option Agreement, both properties are subject to a 3% gross overriding royalty (the "Gross Overriding Royalty") in favor of Inukshuk with a minimum advance royalty of $200,000 per year commencing November25, 1999. This royalty may be purchased for $5 million at any time until November 25, 1999. The Company, Camphor and 444965 purchased the Gross Overriding Royalty in June 1997 in the course of settlement of the litigation with Inukshuk. See the discussion below concerning the Monopros Option Agreement.

The Company granted an option to acquire up to 50% of its interest in the AK and CJ Properties to 444965, a subsidiary of Glenmore under an agreement (the "Glenmore Sub-Option Agreement") dated August 9, 1993. Under the Glenmore Sub-Option Agreement, 444965 acquired a 40% interest in the AK and CJ Properties and had a right to acquire an additional 1 0% interest in such properties by spending certain amounts on exploration work on such properties. In a letter agreement dated June 17, 1994, between the Company and 444965, 444965 waived its right to earn an additional 10% interest in the AK and CJ Properties.

On November 18, 1993, the Company, Inukshuk and 444965 entered into an agreement (the "Triparty Agreement") providing for the further development of the AK and CJ Properties. The Triparty Agreement was amended on January 4, 1994 and February 25, 1996. The Triparty Agreement clarified the relationship among the parties and amended some of the terms of the Glenmore Sub-Option Agreement. Attached as schedules to the Triparty Agreement were the forms of operator and joint venture agreements which were subsequently entered into by the Company and 444965. The Triparty Agreement provides that any proposed transfer of an interest in the AK or CJ Properties by either the Company or 444965 shall be subject to a right of first refusal in favor of the other party.

In accordance with the terms of the Triparty Agreement, the Company and 444965 entered into a joint venture agreement effective November 18, 1993 (the "AK-CJ Joint Venture Agreement") setting forth the basis on which further exploration work on the AY, and CJ Properties would be undertaken. The AK-CJ Joint Venture Agreement provides that each party must contribute to exploration expenditures in accordance with each party's proportionate interest in the properties. If a party fails to make required expenditures, that party's interest in the properties will be reduced and, if a party's interest in the joint venture is reduced to 10%, its interest will be automatically converted to a 5% net profits interest which will entitle such party to receive 5% of the net profits generated from the AK and CJ Properties as calculated in accordance with a specified formula set forth in the AK-CJ Joint Venture Agreement.

Under the terms of a purchase and sale agreement (the "Camphor Option Agreement") dated August 16, 1994, as amended February 10, 1995 between the Company and Camphor, the Company granted to Camphor an option to acquire from the Company a 10% interest in the AK and CJ Properties. Camphor is an exploration and development company based in Vancouver, British Columbia and listed on the VSE. Camphor earned its interest under the Camphor Option Agreement by issuing an aggregate of 400,000 common shares of Camphor to the Company; spending $200,000 towards exploration on the AK and CJ Properties; and agreeing to fund 10% of future exploration work on the AK and CJ Properties. Under the terms of the Camphor Option Agreement, Camphor's interest is held in trust by the Company. Certain directors and officers of the Company are also directors and officers of Camphor.

Following the acquisition by Camphor of its 10% interest in the properties the Company, Camphor, Inukshuk and 444965 entered into a letter agreement (the "Camphor Agreement") dated May 5, 1995 under which, among other things, Camphor acknowledged that its interest in the properties would be subject to the rights of 444965 and Inukshuk under the Company Option Agreement, the Glenmore Sub-Option Agreement, the Triparty Agreement and the AK-CJ Joint Venture Agreement.

On March 6, 1997, the Company, Mountain Province, 444965 and Glenmore entered into the "Monopros Option Agreement" with Monopros, whereby Monopros was appointed as the operator of the joint venture with respect to both the AK and CJ Properties. The Monopros Option Agreement contemplates a number of stages of exploration and development of the AK and CJ Properties as follows:

(a) Stage #1 consists of prospecting and exploration for new kimberlite pipes in addition to the 5034 kimberlite pipe.

(b) Stage #2 consists of preliminary evaluation of any additional pipes, including minibulk sampling. Monopros is entitled at any time to abandon the project. The anticipated cost of Stages 91 and #2 is $5,000,000. Stages #1 and #2 are to be concluded no later than May 31, 2000. The existing joint venture (the "Existing Joint Venture") among the Company, Mountain Province and 444965 is obliged to contribute the cost of Stages #1 and #2 in proportion to their existing interests (the Company: 50%; 444965: 40%; Camphor: 1O%), with Monopros paying any amount in excess of $5,000,000.

(c) If Monopros elects to proceed further, Stage #3' ) involves full evaluation of any additional pipes, including bulk sampling, to be completed within a further two years. The cost of Stage #3, which is estimated not to exceed
     $18,000,000, will be paid by Monopros with any excess to be paid by Monopros (51%) and the Existing Joint Venture (49%). On the completion of Stage #3, Monopros will be entitled to a 51% undivided interest in the AK and CJ Properties, while the combined interest of the Existing Joint
     Venture is reduced to 49% (the  Company:  24.5%;  444965:  19.6%;  Camphor:
     4.9%).

(d) If Monopros elects not to proceed to Stage #4, the co-ownership interests of Monopros and the Existing Joint Venture are adjusted such that Monopros will have a O% interest and the Existing Joint Venture will have a 70% interest. If Monopros elects to proceed to Stage #4, Stage #4 consists of a fall feasibility study for development of a mine. The Existing Joint Venture is entitled to contribute its share of related costs (49%), but otherwise the interest of Monopros increases from 51% to 55 % upon completion of Stage #4 (with the Existing Joint Venture's interest declining from 49% to 45%).

(e) If the feasibility study (Stage #4) is positive in the sense that a 15% internal rate of return can be realized, the parties will proceed with Stage 45, being the development of a mine on the AK and CJ Properties, to be financed by Monopros. Upon completion of Stage #5, the interest of Monopros would be increased by 5% (i.e. to 56% or 60%, depending on whether the Existing Joint Venture has contributed to the Stage 44 feasibility study), with a corresponding decrease in the interest of the Existing Joint Venture (i.e. 44% or 40%).

On March 26, 1997, Inukshuk commenced an action in British Columbia Supreme Court against the Company, Camphor, 444965 and Monopros, asserting that it was entitled to a right of first refusal (the "Right of First Refusal") to acquire any interest in the AK and CJ Properties from the Company, Camphor and 444965. This action and related arbitration proceedings were settled and resolved under the terms of an agreement (the "Sale and Settlement Agreement") dated June 18, 1997 among Inukshuk, Canamera. Muskox Holdings Ltd. ("Muskox") (an affiliate of Inukshuk and Canamera), John Dupuis, the Company, Camphor, 444965 and Glenmore. Under the terms of the Sale and Settlement Agreement:

(a) the Company, Camphor and 444965 acquired certain fixed assets at the Kennedy Lake Camp from Canamera;

(b) the Company, Camphor and 444965 acquired the Gross Overriding Royalty from Muskox for $3,000,000;

(c) the Company, Camphor and 444965 acquired the Right of First Refusal from Inukshuk for $500,000;

(d) the Company, Camphor and 444965 paid to Canamera the sum of $250,000 by way of termination fee in respect of the termination of Canamera Operator Agreement;

(e) the Company, Camphor and 444965 paid to Mr. Dupuis the sum of $250,000 by way of compensation for alleged loss of reputation;

(f) the Company, Camphor and 444965 paid to Canamera the sum of $200,000 in settlement of any actual or anticipated expenses incurred by Canamera respecting camp demobilization and other expenses;

(g) the B.C. Supreme Court action and related arbitration proceedings were dismissed by consent and abandoned; and

(h)  the parties exchanged comprehensive releases.

The Company, Camphor and 444965 have granted to Monopros the option to acquire a 51% interest in the Gross Overriding Royalty for 51% of $3,000,000, such option exercisable on or before November 30, 1997. If Monopros does not exercise this option within such time, its purchase price for a 51% interest in the Gross Overriding Royalty would revert to 51% of $5,000,000 as governed by the Monopros Option Agreement.

In November 1997, the Company completed its amalgamation with 444965 BC Ltd., which held 40% of the AK/CJ claims. As a result, the Company now holds 90% of the AK/CJ property with 10% held by

Camphor Ventures. Monopros has the right to earn up to a 60% interest in the property by bringing it to production.

History

The first systematic geological investigation of the Walmsley Lake area was reconnaissance geological mapping conducted by the Geological Survey of Canada in 1949. Historically, mineral exploration in the southeastern Slave Structural Province focused on gold and base metals within Yellowknife Supergroup metavolcanic and metasedimentary rocks in the MacKay, Aylmer, and Clinton-Golden Lake areas. The initial claims comprising the AK and CJ Properties were staked in June 1992. The properties cover terrain in the Slave Structural Province which, at the time they were staked, were thought to be prospective for diamonds based on the then recent discoveries to the north of Lac de Gras made by Dia-Met Minerals Ltd. and the Canadian subsidiary of Broken Hill Pty. Co. Ltd. in 1991. Prior to the staking of the AK Property, there had been no significant recorded exploration activity on the AK Property.

Exploration Activity

During 1996 a total of 1842 heavy mineral till samples were collected from throughout the AK Property on a follow - up basis to previously defined anomalous areas. 1574 samples were analyzed and 171 samples were found to contain kimberlite indicator minerals, predominantly pyrope garnet. The results of heavy mineral till sampling has refined target areas in addition to 5034, these areas are referred to as AK East, 50-'14 North, N5-A and N5-B, AK West (N5-C & N5-D), and 7101 (AK Central).

Following the heavy mineral till sampling programs, continued ground and airborne geophysical surveys were conducted over areas previously defined by airborne geophysics as possible kimberlite targets. Detailed ground magnetometer surveys were completed with line spacing between 25 and 50 metres, and data collection every 12.5 metres. A total of 19 ground surveys were completed over 26 individual targets for 23' ).8 line kilometres of survey. The original Dighem airborne geophysical survey was flown at line spacing of 250 metres. The 250 metre line spacing was determined by the partners to be too "coarse" and therefore an airborne geophysical program which covered five continuous grids across the southern half of the AK Property was completed. The airborne program utilized a high sensitivity magnetometer which was flown a very low level and on grid lines with 50 metre spacing. A total of 9,491 kilometres of survey were flown.

During the first half of 1996 a "mini" bulk sample test of the 5034 kimberlite was completed. The method employed to collect the bulk sample at the 5034 pipe was by use of large core diameter diamond. The program was conducted between February and June 1996. A total of 43 large diameter holes were completed for a total meterage of 11,494 metres of drilling. From this drilling a sample weight of 104 tonnes was collected. The "drilling" bulk sample tested the 5034 kimberlite to a vertical depth of 3 5 0 metres.

Analysis of the kimberlite drill core from the delineation and "mini bulk" sample drilling was conducted by Canamera at its North Vancouver laboratory. The sample material treated totaled 103,700 kilograms. The analytical method used was by dense media separation. An initial 25,000 kilograms of material was subjected to a rigorous crushing and processing designed to optimize recovery of diamonds 0.5mm and larger, while the remaining 78,700 kilograms were processed in manner to: (a) optimize recovery of diamonds greater in size than 1.0 mm; and
(b) optimize cost efficiency of recovery of larger diamonds deemed to have more economic significance. At the end of the 1996 5034 kimberlite bulk sample the diamond grade stands at 2.67 carats per tonne for macro-diamonds 0.5mm and larger and 2.56 carats per tonne for macrodiamonds 1.0 mm and larger.

4,738 diamonds which measured greater than 1.0 mm in size were recovered from the 103,700 kilograms of sample processed by the Canamera DMS method. From this group of diamonds, three were recovered which weighed more than 2.0 carats each, eight were recovered which weighed more than 1.5 carats each, 43 were recovered which weighed more than 0.5 carats each, and 566 were recovered which weighed more than 0.1 carats each. The largest stone recovered from this sample weighted
2.88 carats.

Between April and August of 1996 exploration drilling continued on the AK property independent of the 5034 pipe. A total of 29 exploration drill holes were completed for 6,800 metres of drilling. The exploratory drilling was conducted at four target areas (5034, 5034 North, AK East, and N5-A), however, no new kimberlite occurrences were discovered.

After the completion of the Evans Report the Company received results from its fall drilling program on the central part of the AK Property which had never been drilled before. Four drill holes which were drilled up ice from the most prominent indicator mineral trains intersected several (up to seven) narrow kimberlite dykes at depths of approximately 30 to 60 metres with a maximum thickness of 2.65 metres. Several micro diamonds were recovered by caustic fusion from a very small sample (several kilograms) of kimberlite from one of the dykes. In April, 1997, Monopros conducted a helicopter airborne survey, both magnetic and electromagnetic, on closely spaced (50 meters) flight lines over the complete southern half of the AK Claim block, covering approximately 50 km by 15 km. This area contains many of the kimberlitic indicator minerals recovered so far as well as a number of well-defined indicator mineral trains. One of the purposes of the survey was to locate geophysical anomalies, using infield processing and interpretations, at the heads of these trains. Land-based targets will be drilled during the course of the summer when Monopros will also carry out additional till sampling. The helicopter survey was completed in early May, at which time drilling of lake based targets started.

In addition, Monopros started with an in-depth review of all previous work, including the 5034 pipe. It is anticipated that, for the reasons of economy of scale, any future bulk sampling of the 5034 pipe will be carried out at the same time as bulk sampling of any newly discovered kimberlites. The need for and extent of further sampling of 5034 will be decided following Monopros' review. The diamonds recovered from the 5034 mini-bulk sample were shipped to Johannesburg for evaluation. The results of the Monopros evaluation and analysis will be reported when available.

A total of 857 garnets recovered from glacial sediment samples taken during the previous prospecting programs on the AK and CJ claim blocks have been analyzed by electron microprobe at the Anglo American Research Laboratories in
Johannesburg, South Africa. A significant proportion of the analysis (169 grains) plots within the high interest GIO garnet field. More detailed analysis of the results in relation to specific anomalous areas within the claim blocks is being carried out by Monopros.

On May 26, 1997, Monopros advised the Company that kimberlite was intersected while drilling a lake-based geophysical target generated from the recently flown high resolution helicopter magnetic and electromagnetic survey of the southern AK claim block. The target is located approximately 1.8 km northwest of the AK 5034 kimberlite pipe. The drill hole was inclined at 50' and intersected at 51.5 meters of continuous kimberlite. The drill hole was stopped in kimberlite at
187.5 meters due to difficult ground conditions. Samples of the kimberlite were forwarded by Monopros to the De Beers Laboratories in South Africa for
microdiamond, mineral chemistry and other analysis. The results of the microdiamond analysis was reported on July 15, 1997. Monopros advised the Company that caustic fusion analysis by De Beers of 66 kgs of kimberlite from the Telsa pipe has yielded 109 microdiamonds. The diamonds were recovered from three samples of 22 kgs each taken at different intervals in the drill hole. The results are summarized as follows:

               Sample
                (kg)            Total Diamonds         Kimberlite Weight
               ------           --------------         -----------------
                 1                    22                       62
                 2                    22                       10
                 3                    22                       37

The variation in the number of diamonds from sample to sample is very likely due to the small size of the samples. De Beers classifies microdiamonds according to various square mesh aperture screen sizes. Eight of the diamonds recovered were larger than the 1/2x V2nun screen size. However, this should not be confused with the commonly used definition of macros: those diamonds whose largest dimension exceeds Y2mm. Some such macros may pass through a 1/2 by 1/2 mm screen.

Based on these good results, Monopros, in early August, commenced with a drilling program from the shore into the Telsa pipe to recover additional kimberlite for analysis and to better delineate the pipe.

The summer exploration program is nearing completion. 400 glacial sediment samples have been collected on the CJ claims and to date 300 samples have been taken on the AK claims where sampling is continuing. Approximately 2,000 samples will be taken during the field season. The results from these samples plus those of approximately 1400 previously untreated or partially treated samples will help to better define the many indicator mineral trains identified so far.

Interpretation of the recently flown, 14500 line kilometre, high resolution helicopter magnetic and electromagnetic survey of the southern part of the AK claim block is nearly completed. Besides numerous lake based targets, 23 land targets have been identified so far on the eastern part of the claim block. Additional targets are expected to be identified on the central and western parts. The geophysical results will be combined with the sampling results (indicator mineral trains) to choose the most promising targets. Drilling of these targets started in early August, 1997 using a RC heliportable drill and conventional diamond drilling. Drilling will continue throughout the summer.

The 1998 winter program, which commenced on January 12, consisted of delineation, exploration, and test sample drilling. On April 21, 1998, the Company announced that Monopros had completed a test sample of four pipes:
Hearne, Tesla, Tuzo and 5034, ahead of schedule. Approximately 50 tonnes of kimberlite were recovered from each of the pipes. The kimberlite was treated in Monopros' DMS plant at Grand Prairie, Alberta. The concentrates produced were then shipped to South Africa for diamond recovery and preliminary evaluation. The number of diamonds recovered and resulting grades for the four pipes are summarized as follows:

Hearne Pipe: 205 carats were recovered from 62.5 tonnes, at a grade of 3.28 carats per tonne. The two largest diamonds recovered were 1.87 and 1.80 carats. Also recovered were seven diamonds equal to or greater than 1 carat, 24 greater than 50 points (0.5 carat), and 160 diamonds greater than 20 points (0.2 carat) in weight.

5034 Pipe: 101 carats were  recovered  from 55.8 tonnes of  kimberlite,  grading
1.81 carats per tonne. The two largest diamonds recovered were 1.90 and 1.69 carats. Also recovered were five diamonds greater than 80 points (0.8 carat). Based on the results of a previous mini-bulk sample, Monopros estimated the grade and value of the 5034 pipe to be 1.5 carats per tonne, with a value of U.S.$55 per carat.

Tesla Pipe: 25.9 carats were recovered from 60 tonnes of kimberlite, for a grade of 0.43 carats per tonne. Results were consistent with Monopros' modeling predictions based on previously reported caustic fusion results from the exploration drill holes. The Tesla pipe is considered to be the smallest of the four pipes, however further delineation is considered necessary to establish the exact sizes of all four pipes.

Tuzo Pipe: 108 carats were recovered from the processing of 48 tonnes of kimberlite from the Tuzo pipe for a grade of 2.24 carats per tonne. The two largest diamonds were 2.34 and 1.85 carats. Also recovered were 10 diamonds greater than 80 points (0.8 carat).

Both the Company and Monopros, the operator, believe that the results from these four pipes warrant advancement of the project to the bulk sampling stage, which is expected to commence in early 1999.

Currently, the commercial viability of the extraction of diamonds from the AK/CJ claims has not been proven and the claims are without a known body of commercial ore.

Ketza River Project
-------------------

Acquisition of Interest
-----------------------

The Company is the registered owner of certain mining claims situated in the Ketza River Gold Camp, Watson Lake Mining District, Yukon Territory, Canada, otherwise knows as the "Ketza River Project".

The claims comprising the Ketza River Project were staked by the Company during the fiscal year ended 3/31/88 at a total cost of $30,582.

Ketza River Project Property Description
----------------------------------------

Location:
---------

The Ketza River Project consists of two separate properties of approximately 8,100 acres situated in the Ketza River Gold Camp, Ketza River Area, Watson Lake Mining District, Yukon Territory, Canada approximately 45 kilometers south of Ross River, Yukon Territory. These claims are known as the White Claims and the Wild-Eve Property.

History:
--------

Exploration was initiated in the Ketza River area in the late 1940s by prospectors working for Hudson Bay Mining and Smelting. Exploration work in the mid 1950s by Conwest Exploration Co. Ltd. resulted in the discovery of auriferous lenses of massive pyrrhotite-arsenopyrite mineralization. Contemporaneous with Conwest's discovery, other groups located silver-lead veins in the area. Exploration resulted in the definition of one mineable reserve at the Ketza River Mine.

The Ketza River Project claims cover favorable structural and geological trends extending westerly from the mineralized zones on the Ketza River Mine. Since 1987 the Company has incurred expenditures of $725,000 on the project in conducting exploration and development work consisting of prospecting, geological mapping, geochemical soil and rock sampling, induced polarization and magnetometer surveys, trenching, and diamond drilling.

The White Claims
----------------

The exploration work performed on the White Claims has produced the following results: discovery of the East zone where trenching uncovered a zone that assayed 0.356 ox/ton gold across 2.10 meters; discovery of the Lake zone where trenching located silver-lead mineralization assaying up to
36.64 oz/ton silver, 0.013 oz/ton gold and 57.9% lead; discovery of the West zone where trenching uncovered oxidized material assaying 0.173 oz/ton across
1.0 meters. The West zone was found to be surrounded by a gold-arsenic-copper soil anomaly approximately 400 meters by 1,000 meters in size. Stratigraphic correlation's indicate that the East, Lake and West zone are in the same formation as that which hosts gold deposits on the adjacent ground of YGC Resources Inc.

During the 1995 field season a program of limited hand trench was undertaken at the West zone. The results of this work uncovered two oxide zone samples from which analyzed up to 720 ppb gold and 53,301 ppm As. Further follow-up trenching is recommended for these zones in the 1996 field season.

Wild-Eve Property
-----------------

This property was first acquired by Cyprus Anvil Mining Corp. in August 1976. During the 1977 field season a program of soil sampling and geophysics was undertaken on the property. In 1978 one vertical diamond drill hole was put into the property. Cyprus Anvil subsequently allowed these claims to lapse.

In 1986 the Company acquired the ground by staking it and conducted further geochemical soil sampling and geophysics on the claims in 1987 and 1989. Results of this work outlined a ferricrete gossan and an associated zone containing anomalous Pb, Zn, Ag, Cu, As and Au in soil. The source of the gossan and anomalous geochemistry has not been determined. In 1993, the drill core of the Cyprus Anvil hole was relogged by the Company. One of the conclusions of this work was that the drilling may have passed through the oxidized sulphide horizon without recovering any core. In September 1994, an additional 36 mineral claims were added to the claim block to cover possible northern extensions of the Ketza River Project.

The  ground  is   situated   in  an  area   underlain   by  Upper   Cambrian  to
Devono-Mississippian shales and Mississippian volcanics. A strong silver-lead-zinc soil anomaly is associated with Devon-Mississippian shales and volcanics at the North zone. Diamond drilling in 1978 by the previous mineral tenure holder was not successful in explaining the anomalous geochemistry. A weathered sulphide zone may have been penetrated during drilling and mistaken for overburden. The highly anomalous soil combined with the favorable
stratigraphic   setting   suggests  that  there  is  potential
for locating a volcanogenic polymetallic massive sulphide deposit at the North zone.

In 1995 a program of limited soil sampling was undertaken to evaluate the Wild-Eve claims and to determine a geochemical cut-off point at the North zone. The work was successful in locating float from pyritic tuff horizons, however, more detailed sampling will be required in order to determine the extent and source area of the North zone anomaly.

Approximately $725,000 in exploration costs has been spent on the properties through August 1995.

The Company entered into an agreement dated November 11, 1995 with Artemius Ventures Inc. ("Artemius") pursuant to which Artemius will be entitled to earn an undivided 50% interest in the Ketza River Properties.

At this time, the Company does not have any specific exploration plans for the Ketza River Project. The Ketza River Project is without a known body of commercial ore.

Molanosa Diamond Project
------------------------

Acquisition of a 50% Interest
-----------------------------

The Company is the beneficial owner of a 50% right, title and interest in 27 mineral dispositions located in the Northern Mining District, Saskatchewan.

Pursuant to an earning option agreement with Consolidated Pine Channel Gold Corp. ("Pine Channel") dated 3/8/93 the Company acquired a 50% interest in 5 mineral claims situated in the Northern Mining District, Province of Saskatchewan. As consideration, the Company advanced $220,000 for exploration expenditures. In addition the Company staked 22 additional mineral claims which have been added to this option.

The Company and Pine Channel operate the Molanosa claims under a joint venture agreement between the Company and Pine Channel dated 3/8/93, which contains standard dilution and other joint venture operating provisions.

The Molanosa claims are part of a larger 22,762 hectare claim block held by Pine Channel in Saskatchewan in respect of which Pine Channel has entered into various earning option and joint venture agreements similar to the Molanosa option with other mining companies besides the Company.

Molanosa Diamond Project Property Description
---------------------------------------------

Location:
---------

The Molanosa Diamond Project is located in the Molanosa Arch area of central Saskatchewan, Canada. The area lies just east of the Molanosa Arch, along a well-defined linear magnetic low, probably a splay fault related to major fault systems to the west. The east side of the area is near Ballantyne Bay, Deschambeault Lake, and the west side impinges on the eastern slopes of the Wapawekka Hills. It is centered about 85 kilometers southeast of the Town of LaRonge.

Access to the general area can be gained along Highway 165, an east-west connector between Highways 2 and 106. Several claims are directly road accessible, however, the greater number are only accessible by helicopter.

The eastern 2/3 of the property is underlain by outwash plain on a gentle eastward slope down to Deschambeault Lake. It is a relatively featureless, swampy area interspersed with low glacial ridges and hills. Beach deposits and offshore bars form long ridges in the southwest portion. The western 1/3 is along the eastern slopes of the Wapawekka Hills, a highland rising 1,200 feet above the surrounding lands. The whole area is heavily forested with white spruce, aspen, and jackpine on the higher ground, while black spruce and alder predominate lower areas.

History:
--------

The first diamond find in Saskatchewan was reported in newspapers in March 1948. The latest phase of diamond exploration began in 1988, with a find at Sturgeon Lake, about 30 kilometers northwest of Prince Albert. A second kimberlite body was discovered by Corona Corp. about 3 kilometers northwest that discovery, and a joint venture drill-tested the target. The Molanosa Arch area is about 140 kilometers up-ice from the Sturgeon Lake body.

Other sampling has been done in Fort a la Corne area, resulting in De Beers becoming a joint venture partner with Cameco Corporation and Uranerz Exploration and Mining, both of Saskatoon.

Information coming into the public domain now suggests that the diatremes in the Fort a la Corne area are preserved to very high erosion levels with their age now thought to be Upper Cretaceous.

There is also a suggestion of the possibility of older (Devonian) diatreme activity, which opens the possibility of encountering pipes in the Devonian carbonates and/or paleoplacer diamonds in the Mannville sandstones. The Molanosa Project claims are underlain mainly by Lower Cretaceous sandstones of the Mannville Formation.

During the period 4/18/93 through 5/17/93, Pine Channel commissioned a total field, high resolution magnetic survey over the entire Molanosa Arch properties. Magnetic ground surveys were carried out from 3/8/93 through 4/27/93 on these properties. On the Company's joint venture properties, 28 anomalies have been surveyed. Geophysical interpretation has indicated that the target anomolies are moderately magnetic, falling within the magnetic parameters of known kimberlites in Saskatchewan, and that they are at a relatively shallow depth. Seventeen first priority, and one second priority holes have been recommended for drilling.

During 1994, diamond drilling in 5 holes was undertaken to test magnetic anomalies for kimberlite. This work failed to intersect kimberlite.

Approximately $615,000 in exploration costs has been spent on the properties through August 1995 by the Company and Pine Channel.

Further drill holes are recommended, however, the Company and Pine Channel have currently suspended operations on the Molanosa claims and the program is being reviewed. The Molanosa claims are without known commercial mineralization.

Other Saskatchewan Claims
-------------------------

598909 Saskatchewan Claims and Northern Saskatchewan Claims
-----------------------------------------------------------

Pursuant to an agreement dated 1/17/94, the Company acquired a 50% interest in 15 mineral claims located in the Province of Saskatchewan, known as the 598909 Saskatchewan claims. As consideration, the Company paid $15,000 and issued 100,000 shares. In addition, the Company is required to incur approximately $24,000 of exploration expenditures. The claims are subject to a 1% net smelter return and a 3% gross overriding royalty.

Subject to agreements dated 2/22/94, the Company acquired a 100% undivided interest in 43 mineral claims located in the Province of Saskatchewan, known as the Northern Saskatchewan claims. As consideration, the Company paid $25,000 and issued 200,000 shares. The claims are subject to a 1% net smelter return and a 3 % gross overriding royalty.

Pursuant to agreements dated 4/8/94 and 3/15/95, the Company optioned 90% of its interest in 4 of the 598909 Saskatchewan claims and 32 of the Northern Saskatchewan claims. As consideration, the Company has received 35,000 common shares of War Eagle Mining Company Inc. and 35,000 common shares of Great Western Gold Corp. The Company will receive an additional 40,000 common shares of each company upon discovery of a diamondiferous kimberlite on the claims and an additional 20,000 common shares of each company upon the preparation and release of a feasibility study giving positive recommendation for entering into production. The result is a partnership, Candle Lake Joint Venture Partnership in which the Company and its partners, Camphor Ventures Inc., War Eagle Mining and Great Western Gold, each held a 25% interest.

Under a new agreement, Kennecott Canada Inc. will earn a 60% interest in the claims leaving each of the four other joint venture partners with a 10% interest. After Kennecott has earned its interest,  each  company  could  further  reduce its  interest to a 7.5% carried
interest  through  a  positive   feasibility  study.   Kennecott  has  begun  an
exploration program.

Tobin Lake Area Claim
---------------------

Pursuant to an agreement dated 1/24/94, the Company acquired a 25% interest in a mineral claim in the Tobin Lake Area, Province of Saskatchewan. As consideration, the Company issued 38,400 shares and agreed to issue an additional 38,400 shares in the event that kimberlite is intersected at bedrock on the property. The claim is subject to a 3% gross overriding royalty. Under the terms of the agreement, the Company has the right to acquire 50% of the gross overriding royalty for $1.5 million.

At this time, the Company does not have any specific exploration plans for the Tobin Lake Area claim and it is without a known body of commercial ore.

Mary Dale Property
------------------

Pursuant to an agreement dated 6/13/94, the Company acquired a 100% interest in three mineral claims located in the Northern Mining District, Province of Saskatchewan. As consideration, the Company paid $10,000 and issued 100,000 shares. The claims are subject to a 3% gross overriding royalty.

At this time, the Company does not have any specific exploration plans for the Mary Dale Property and it is without a known body of commercial ore.

Maris Project
-------------

The Company owns a 100% interest in 99 Lode claims totaling approximately 2,045 acres, located in Nye County, Nevada. The claims are subject to a 1.5% net smelter return royalty payable to a company belonging to a director of the Company, and two other persons. Under the terms of an agreement, the Company can acquire the royalty for $1,500,000.

ITEM 3. LEGAL PROCEEDINGS
-------------------------

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 4. CONTROL OF REGISTRANT
-----------------------------

The Registrant is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 2 lists, as of 10/02/98, persons and/or companies holding 10% or more beneficial interest in the Registrant's outstanding common stock.

                                   Table No. 2
                          10% or Greater Shareholders

Title                                        Amount and Nature        Percent
 of          Name and Address                    of Beneficial             of
Class        of Owner                                Ownership        Class #
-----------------------------------------------------------------------------
Common       Glenmore Highlands Inc. (1)            16,441,696         38.74%

(1) David Whittle, a director of the Company, is the President and a director of Glenmore Highlands Inc. and D.H.W. Dobson, a director of the Company, is also a director of Glenmore Highlands Inc.

# Based on 42,444,760 shares of common stock outstanding as of 10/02/98 and currently exercisable stock options owned by each beneficial holder.

Table No. 3 lists, as of 10/02/98, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers

Title                                       Amount and Nature        Percent
  of                                          Beneficial               of
Class    Name of Beneficial Owner              Ownership             Class #
----------------------------------------------------------------------------

Common   Paul Shatzko, M.D.(1)                    992,000             2.3%
Common   Jan W. Vandersande (2)                   550,100             1.3%
Common   Jesus R. Martinez (3)                    389,000             0.9%
Common   Carl Verley (4)                          223,521             0.5%
Common   D.H.W. Dobson (5)                        200,000             0.4%
Common   David Whittle (6)                        200,000             0.4%
Common   Pradeep Varshney (7)                      32,100             0.0%

                  Total Directors/Officers      2,586,721

(1)  630,000 of these shares represent currently exercisable stock options.
(2)  537,000 of these shares represent currently exercisable stock options.
(3)  74,000 of these shares represent currently exercisable stock options.
(4)  10,000 of these shares represent currently exercisable stock options.
(5) 200,000 of these shares represent currently exercisable stock options.
(6)  200,000 of these shares represent currently exercisable stock options.
(7)  23,000 of these shares represent currently exercisable stock options.

# Based on 42,444,760 shares of common stock outstanding as of 10/02/98 and currently exercisable stock options owned by each beneficial holder.

ITEM 5. NATURE OF TRADING MARKET
--------------------------------

The Company's common shares trade on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada, having the trading symbol "MPV" and CUSIP #62426E105. The Company's common shares commenced trading on the VSE on 7/28/88.

Table No. 4 lists the volume of trading and high, low and closing sales prices on the VSE for shares of the Company's common stock for the last ten fiscal quarters.

                                   Table No. 4
                 Vancouver Stock Exchange Stock Trading Activity

                                                         - Sales -
  Period                                             Canadian Dollars
   Ended             Volume                       High     Low   Closing
-------------------------------------------------------------------------
 6/30/98          2,443,950                      $5.60   $3.20     $3.55
 3/31/98          2,435,767                      $5.90   $3.80     $5.00
12/31/97          3,720,610                      $6.50   $3.95     $4.50
 9/30/97          7,850,891                      $6.30   $2.50     $4.60

 6/30/97          3,471,878                      $3.30   $2.15     $2.50
 3/31/97          2,509,698                      $5.60   $3.05     $3.30
12/31/96          2,458,399                      $5.10   $3.90     $4.20
 9/30/96          3,590,577                      $5.35   $3.80     $4.60

 6/30/96          5,599,900                      $9.75   $5.00     $5.25
 3/31/96          7,328,100                      $9.00   $4.70     $9.00

Price Fluctuations:  Share Price Volatility
-------------------------------------------

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. In particular, the Company's shares fluctuated from a low of $2.50 during Fiscal 1997 to a high of $6.50, and from a high of $5.90 to a low of $3.55 during Fiscal 1998. Exploration for diamonds is considered high risk and highly speculative in the resource industry and the trading market for diamond exploration companies is characteristically volatile, with wide fluctuations of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company's share price and volume will not occur.

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, Montreal Trust Company, located in Vancouver, British Columbia, Canada.

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 600 shareholders of its common stock.

The Company's common shares began trading on the Nasdaq market on May 1, 1996, under the trading symbol "MPVIF". During the period of May 1, 1996 through August 31, 1996, 1,386,767 shares traded on Nasdaq with a high price of US $6.125, a low price of US $2.75, and a closing price of US $3.73.

The Registrant has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
--------------------------------------------------------------------------

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittance of dividends to United States residents are; however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to
Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

ITEM 7. TAXATION
----------------

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Stock.

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividend. In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.


Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United

States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is

"passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of "passive income", is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code (an "Electing U.S. Shareholder"), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as "personal interest" that can be deducted only when it is paid or accrued an is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder's holding period in which the Company is a PFIC. If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during such shareholder's holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company's post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-resident U.S. shareholder"), then special taxation rules under
Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and
(ii) certain "excess contributions", as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains
realized  on  the   disposition   of  his/her   common  shares
and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United States Shareholder") the Company, could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in U.S. property and earnings invested "excess passive assets" (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged. Because of the complexity of Subpart F., and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8. SELECTED FINANCIAL DATA
-------------------------------

The selected financial data of the Company for Fiscal 1998 and Fiscal 1997 ended March 31 was derived from the financial statements of the Company which have been audited by Minni, Bella & Company, certified general accountants as indicated in their report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 1996, Fiscal 1995, and Fiscal 1994 ended March 31st was derived from the audited financial statements, not included herein.

The information in Table No. 5 was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

Reference is made to Note 13 of the consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing. Refer to "ITEM 1, PLAN OF OPERATIONS" and see ITEM 9 "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

                                   Table No. 5
                             Selected Financial Data
                      (CDN$ in 000, except per share data)

                           Year      Year      Year      Year      Year     Year
                          Ended     Ended     Ended     Ended     Ended     Ended
                         3/31/98   3/31/97   3/31/96   3/31/95   3/31/94   3/31/93
Revenue                     $299      $255       $98       $29       $10        $2
Net Income (Loss) (1)    ($3,277)  ($1,768)    ($961)    ($864)    ($639)    ($534)
Earn (Loss) per Share     ($0.10)   ($0.08)   ($0.05)   ($0.07)   ($0.06)   ($0.09)
Dividends per Share            0         0         0         0         0         0
Wtg. Avg. # of Shares               21,234    17,865    12,348    10,646     6,779

Working Capital           $6,780   $11,960   ($1,818)   $1,549    $1,194      $268
Resource Properties(2)   $34,727   $15,286    $8,012    $3,262    $2,202    $1,558
Long Term Debt                 0         0         0         0         0         0
Shareholders' Equity     $41,614   $27,363    $6,248    $4,855    $3,423    $1,828
Total Assets                                 $12,852    $5,381    $3,585    $1,987

Net Income(Loss)                   ($1,768)    ($961)    ($864)    ($639)    ($534)
U.S. GAAP (3)
EPS - U.S. GAAP (3)                 ($0.08)   ($0.05)   ($0.06)   ($0.05)   ($0.08)

(1)  Cumulative Net Loss from date of incorporation has been ($8,479,927).

(2) Mineral properties, exploration and development costs are deferred as exploration expenditures until the property to which they relate is placed into production, sold, or abandoned. Deferred costs will be amortized over the useful life of the orebody following commencement of production or written off if the property is sold or abandoned.

(3)  See Note 13 to the Audited Financial Statements for Fiscal 1998/1997.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
----------------------------------------------------------
         CONDITION AND RESULTS OF OPERATION
         ----------------------------------

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP. The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.52 as of 9/30/98.

The Company has for the past five years financed its activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years. Nevertheless, the Company anticipates that existing working capital will be sufficient to carry out operations during the next twelve months.

The six most recent significant financings are described in the following paragraphs.

In October of 1996, the Company completed a private placement financing which consisted of 1,650,000 Series A Units and 1,025,000 Series B Units at $4.90 per unit. Each Series A Unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share at an exercise price of $5.75 until December 31, 1997. Each Series B Unit consisted of one common share designated as a "flow through" share under the income Tax Act (Canada) and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at an exercise price of $5.75 until December 31, 1997.

On December 29, 1995, the Company completed a private placement whereby it sold 1,300,000 units and 193,000 flow through shares at $4.40 per unit or flow through share, which netted the Company $5,159,000 after commissions. $2,459,000 of the net funds have been released to the Company and the balance of $2,700,000 will be released with the filing and acceptance of a Statement of Material Facts with the Vancouver Stock Exchange. Each unit will be comprised on one common share and one-half non-transferable share purchase warrant exercisable for a two year period entitling theholder of each full warrant to acquire one common share at a price of $4.40 per share in the first year and at $5.25 per share in the second year.

Effective March 29, 1995 the Company issued 1,000,000 units for Cdn$0.44 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrant is exercisable for a two year period and the holders thereof require one warrant to acquire on common share at a price of Cdn$0.44 per share in the first year and at a price of Cdn$0.50 per share in the second year.

On July 26, 1993 the Company completed a private placement whereby it sold 1,571,590 units at a price of Cdn$0.88 per unit. 1,164,497 of the units consisted of one flow-through common share and one two-year non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for Cdn$0.88 at any time on or before July 22, 1994 and for Cdn$1.01 at any time after July 22, 1994 and on or before July 22, 1995. Any shares issued pursuant to an exercise of the warrants occurring on the first anniversary date of their issue could become, at the discretion of the holder of such warrants, "flow-through" shares. 111,900 of the units were "finders fee" units which were comprised of one common share and one two-year non-transferable share purchase warrant entitling the holder thereof to purchase on additional common share for Cdn$1.10 at any time on or before July 22, 1994 and for Cdn$1.26 at any time after July 22, 1994 and on or before July 22, 1995. The balance of the units consisted of one common share and one two-year non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for Cdn$0.88 at any time on or before July 22, 1994 and for Cdn$1.01 at any time after July 22, 1994 and on or before July 22, 1995.

On April 28, 1993, the Company completed a private placement whereby it sold 200,000 units at Cdn$0.66 per unit. Each unit consisted of one common share and one non-transferable Series "K" share purchase warrant with each warrant exercisable at a price of Cdn$0.66 per share at any time on or before April 5, 1994, and thereafter at a price of Cdn$0.76 per share on or before April 5, 1995. The hold period for these shares expired on April 20, 1994.

On January 20, 1993, the Company completed a private placement whereby it sold 200,000 units at Cdn$0.50 per unit. Each unit consisted of one common share and one non-transferable Series "J"
share purchase warrant with each warrant exercisable at a price of Cdn.$0.50 per share at any time on or before December 31, 1993, and thereafter at a price of Cdn.$0.60 per share on or before December 31, 1994. The hold period for the shares expired on December 31, 1993. The units were comprised solely of flow-through shares and warrants which entitled the holder, at his option, to acquire additional flow-through shares. The flow-through shares and any additional flow-through shares issued on the exercise of the warrants entitled the holders of those shares to the benefit of the exploration expense incurred with the funds received by the Company on the sale of those shares.

On January 29, 1993 the Company completed a private placement whereby it sold 350,000 units at Cdn$0.50 per unit. Each unit consisted on one common share and one non-transferable Series "I" share purchase warrant with each warrant exercisable at a price of Cdn$0.50 per share at any time on or before January 14, 1994, and thereafter at a price of Cdn$0.60 per share on or before January 14, 1995. The hold period for these shares expired on January 15, 1994.

During the Fiscal year ended 3/31/97, 1,074,000 share purchase options were exercised netting the Company Cdn$4,644,498, and 1,300,000 share purchase warrants were exercised netting the Company Cdn$5,266,658. An additional 2,675,000 shares were issued pursuant to a prospectus netting the Company $12,189,975 and 166,875 shares were issued pursuant to the exercise of agent's options and warrants netting the Company $781,531.

During the Fiscal year ended 3/31/98, the Company completed its amalgamation with 444965 B.C. Ltd. The transaction was accounted for using the purchase method whereby the Company was identified as the acquirer. The net assets acquired, in consideration of the issuance of 16,951,696 shares, was $12,100,000.

During the Fiscal year ended 3/31/98, 1,100,350 share purchase options were exercised netting the Company Cdn$3,462,580, and 50,000 share purchase warrants were exercised netting the Company Cdn$2875,266. An additional 209,644 shares were issued pursuant to a private placement netting the Company $1,000,000 and 138,500 shares were issued pursuant to the exercise of agent's options and warrants netting the Company $678,650.

Subsequent to the Fiscal year ended 3/31/98, 67,950 stock options were exercised, netting the Company $190,260.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's primary source of funds since incorporation has been through the issue of its common stock and the sale of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.

In  Fiscal  1998 and  1997,  the  Company  raised  $17,528,730  and  $22,882,668 respectively, through the issue of common stock and through the exercise of options and warrants.

The Company's cash position at 3/3/198 was $6,680,164 compared to $11,812,265 at 3/31/97. Aside from such cash, the Company has marketable securities entered on the balance sheet on 3/31/98 at the lower of cost or market value of $58,674 compared to $145,604 of marketable securities on 3/31/97.

The Company recorded a net loss for Fiscal 1998 of ($3,277,104) compared to ($1,768,267) in Fiscal 1997. After subtracting the non-cash component of the Fiscal 1998 loss ($29,856 in amortization, a loss from the write down of marketable securities to market value of ($86,930), and the write-off of $113,808 in acquisition costs and deferred exploration costs on the Pipe Claims in the Northwest Territories) the net reduction of cash for the operating components of the Company was $3,046,510 for Fiscal 1998, compared to $1,697,799 for Fiscal 1997.

Deferred exploration costs required $4,723,676 in Fiscal 1998 compared to $7,272,165 in Fiscal 1997, representing a decrease of $2,548,489.

At 3/31/98, the Company had a positive working capital position of $6,680,401, and at 3/31/97, a positive working capital position of $11,960,227.

Subsequent to Fiscal 1998, 67,950 stock options were exercised, netting the Company $190,260.

During the three months ended June 30, 1998 the Company incurred $158,101 in expenditures on mineral properties. Of this amount, $109,847 was spent on drilling; $24,927 was spent on technical and geological consulting services; $16,283 was spent on travel and supplies; and $5,044 was spent on sampling and processing.

At 6/30/98 the Company had working capital of $6,217,243 and a cash balance of $6,097,551.

At year end Fiscal 1998 (3/31/98) and through 6/30/98, the Company has met all its expenditure requirements under the various mineral agreements it holds or has interests in. These expenditure requirements are more fully discussed in "ITEM 2, DESCRIPTION OF PROPERTIES" above.

During Fiscal 1999 the Company anticipates concentrating its exploration on the AK/CJ Property.

The Company had a working capital balance of over $6,000,000 as of 6/30/98. The Company anticipates that it has sufficient working capital to meet all of its requirements through the end of Fiscal 1999.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

Significant Uncertainties

The Company plans to invest substantial funds in developing mining properties in Canada. These projects may be subject to substantial regulatory hurdles, financing needs, and economic uncertainties. There is no assurance that the Company can finance the additional funds necessary to complete the development work and, if warranted, to bring the property into production. There is also no assurance that the properties will prove to be profitable if they are brought into production.


RESULTS OF OPERATIONS
---------------------

The Company is in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would to some extent be dependent on the world market prices of any minerals mined. The Company does not have producing properties and operations on its properties are exploratory searches for minable deposits.

Three Months Ended 6/30/98 (Unaudited)

For the three months ended 6/30/98, the Company incurred a loss of ($592,107) on revenues of $38,416. The revenues consisted of interest income. Expenses during the period were $630,523. As a result of the loss, the deficit as a 6/30/98 increased to $9,072,034. In the corresponding three month period ended 6/30/97, the Company had interest income of $83,986, expenses of $535,852, and a loss of ($951,866). Deferred exploration costs for the three months ended 6/30/98 were $158,101 compared with $653,162 for the three months ended 6/30/97.

Fiscal Years Ended 3/31/98, 3/31/97, and 3/31/96

During fiscal years 1994, 1995, and 1996, the Company steadily increased its land position in Canada's diamond exploration regions. In 1992, the Company acquired holdings in all three of Canada's major diamond discovery areas; Lac de Gras in the Northwest Territories (the AK/CJ Property), and the Molanosa Arch (the Molanosa Diamond Property) and Fort a la Corne in Saskatchewan. The activities during Fiscal 1997 have been focused on exploration of the AK/AJ Property.

The activities of the Company can be seen as generally increasing during this time as the properties were acquired and exploration activities started. Deferred exploration costs were $1,514,862 in Fiscal 1994, $1,159,028 in Fiscal 1995, $5,024,958 in Fiscal 1996, $7,272,165 in Fiscal 1997, and $4,723,676 in
Fiscal 1998. Expenses showed a similar increase with $596,517 in Fiscal 1994, $601,887 in Fiscal 1995, $1,284,796 in Fiscal 1996, $1,975,163 in Fiscal 1997
and $2,475,929 in Fiscal 1998. These expense increases follow the pattern of increased Company activity in acquisition and exploration beginning in Fiscal 1994.

During the first half of Fiscal 1995, exploration comprised of regional sampling and high-sensitivity magnetometer surveys was carried out on the AK/CJ Properties in the Northwest Territories. In February 1995 a discovery was made of diamondiferous kimberlite on the 5034 AK claim.

Since that discovery, the Company's activities are focused on this property and activity was limited on the Company's other properties. In Saskatchewan, management consolidated the Company's landholdings as geophysical testing revealed that certain claims carried insufficient potential to warrant further work. Also in Saskatchewan, an amendment to the joint venture agreement at Candle

Lake lowered the Company's working interest on several claims in the area.

The loss for Fiscal 1998 ended 3/31/98 was ($3,277,104), compared to a loss of ($1,768,267) for Fiscal 1997 ended 3/31/97, and a loss of $960,613 for Fiscal 1996 ended 3/31/96. The loss for Fiscal 1998 includes a write-off of mineral properties and related deferred exploration costs of $113,808 and a loss from the write-down of marketable securities of $86,930.

During Fiscal 1998, the Company paid $2,700,000 for its 90% share of the purchase of the 3% gross overriding royalty pursuant to the sale and settlement agreement regarding the AK/CJ claims, as described in ITEM 2 "DESCRIPTION OF PROPERTIES".

Expenses increased in most activities in Fiscal 1998 compared to Fiscal 1997, reflecting the increased activities of the Company, as it sought to heighten its visibility through investor relations. Most of the increased expenses for Fiscal 1998 compared to Fiscal 1997 came in the following areas: trade and road shows of $124,053 compared to nil for Fiscal 1997; investor relation fees of $114,160 compared to nil for Fiscal 1997; wages up $96,218; consulting fees up $72,003; and travel expenses up $68,233.

Loss was $0.10 per share for Fiscal 1998, $0.08 per share for Fiscal 1997, and $0.05 per share for Fiscal 1996.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a predetermined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.52 as of 9/30/98.

The Company has for the past five years financed its activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

US GAAP Reconciliation
----------------------

Under U.S. GAAP, the Company would classify its marketable securities with respect to a holding period, determined by management. This method requires that temporary investments are carried at the lower of cost and market value. The marketable securities held by the Company are considered a temporary investment and are carried at the lower of cost and market which is in accordance with U.S. GAAP.

Also under U.S. GAAP, the Company would be required to write down or write off capitalized amounts when a property is not economically supportable for all financial statements issued subsequent to December 31, 1995. This method may require the Company to write down its mineral properties in subsequent periods. The effect of this write down that may be required from generally accepted accounting principles applicable to subsequent periods has not been determined.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT
-------------------------------------------------

Table No. 6 lists as of 10/02/98 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

                          Table No. 6
                           Directors

                                                     Date First
Name                                Age                 Elected
---------------------------------------------------------------

Paul Shatzko (1)                     65                12/02/86
Jan W. Vandersande                   52                 5/22/96
Jesus R. Martinez                    60                12/02/86
Carl Verley (1)                      48                12/02/86
David Whittle (1)                    34                11/01/97
D.H.W. Dobson                        50                11/01/97

(1) Members of the Audit Committee of the Board of Directors.


Table No. 7 lists as of 10/02/98 the names of the Executive Officers of the Company. The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.

                          Table No. 7
                      Executive Officers

Name                   Age  Title         Date First Affiliated
---------------------------------------------------------------

Jan W. Vandersande      51  President                   5/22/96
Jesus R. Martinez       59  Secretary                  09/30/91


Paul Shatzko, M.D., Chairman of the Company, is a resident of British Columbia, Canada. Dr. Shatzko is a graduate of The University of British Columbia Medical School. He received his medical degree in May of 1960. From 1961 to 1966, he practiced as a family physician. From 1966 to 1970 he did a residency in radiology and in November 1970 he received the designation of Diagnostic Radiologist. Since that time he has been a practicing radiologist in the city of Vancouver. In addition to his work as a physician, Dr. Shatzko has been involved in the mining industry since 1987. Since March 2, 1987 he has served as the Corporate Secretary and on the Board of Directors of Valpar Resources Inc. From November 10, 1986 until November 2, 1990, he served as the President and on the Board of Directors of Trans-Asian Resources Ltd. From March 4, 1987 until October 12, 1992, he served on the Board of Directors of Excellon Resources Inc. Since August 20, 1990, he has been the Corporate Secretary and served on the Board of Directors of Ricafuerte Mining Corp. From October 2, 1990 until March 28, 1992, he served on the Board of Directors of Quattro Resources Ltd. Since May 1994 he has been a director of Camphor Ventures Inc. and since January 1995 he has been a director of Blue Sky Resources Ltd. Dr. Shatzko currently spends 90% of his time on the affairs of the Company.

Jan W. Vandersande, President and a Director of the Company, is a U.S. citizen and has a BA from Swarthmore College, a M.Sc. (Physics) from Cornell University and a Ph.D. (Solid State Physics) from the University of the Witwatersrand, South Africa. His thesis was on the properties of natural diamonds. While in South Africa, he worked closely with De Beers Diamond Research Laboratory. He is a former Associate Professor of Physics at Cornell University and the University of the Witwatersrand where he performed research relating to the conductivity of rocks and minerals, including diamonds. He is the author of over 30 published articles, including book contributions, on the properties of natural diamonds and diamond films. He is a former financial and scientific consultant and mining analyst. He has provided financial advice to brokerage firms, money managers and private clients on natural resource companies and commodities. Dr. Vandersande's responsibilities include overseeing the Company's day to day operations, the development of the AK-5034 diamondiferous kimberlite, and the Company's mineral exploration programs. He spends approximately 100% of his time on the affairs of the Company.

Jesus R. Martinez, Secretary and a Director of the Company, is a resident of British Columbia, Canada. He received a Bachelor of Science Degree in Mining Engineering from the Mapua Institute of Technology in the Philippines in 1961. He received a Bachelor of Science Degree in Geology from the University of the Philippines in 1963. He received a Master of Science Degree in Mining Engineering from McGill University in 1971. Mr. Martinez holds the following professional designations: Professional Engineer granted by the Association of Professional Engineers of British Columbia and Professional Engineer granted by the Association of Professional Engineers and Geophysists of Alberta. From November of 1986 until November of 1990, he was the Secretary and a member of the Board of Directors of Pacific Falkon Resources Corp. He has served as the president and a member of the Board of Directors of Valpar Resources, Inc. since March of 1987. From March of 1987 until October of 1992, he was the Secretary and a member of the Board of Directors of Excellon Resources Inc. And, from April of 1987 he has served as the President and member of the Board of Directors of Gee-Ten Ventures Inc. Mr. Martinez spends about 33% of his time on the affairs of the Company.

Carl G. Verley, P. Geol. a Director of the Company is a resident of British Columbia, Canada. Mr. Verley is a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. Since August of 1990, he has served on the Board of Directors of Gee-Ten Ventures Inc. In August of 1991 the Association of Professional Engineers and Geoscientists of British Columbia awarded him the professional designation of Professional Geologist. He has been a self-employed geologist since 1982. Mr. Verley spends 40% of his time on the affairs of the Company.

David Whittle, a Director of the Company, is a resident of British Columbia, Canada. A Chartered Accountant, Mr. Whittle was associated with Coopers & Lybrand, Chartered Accountants, from 1987 to 1992. Since 1992, Mr. Whittle has served as Operator of a financial consulting and chartered accounting practice; President and Director of Glenmore Highlands Inc.; and President and Director of 444965 B.C. Ltd., one of the Company's amalgamating companies. From November 1997 to April 1998, Mr. Whittle served as Secretary of the Company.

D.H.W. Dobson, a Director of the Company, is a resident of Scotland. Mr. Dobson was the founder and chairman of American Pacific Mining Company Inc.; and a director of Breakwater Resources Ltd. until 1991. Subsequent to 1991, Mr. Dobson served as Deputy Chairman of the Board and a director of Lytton Minerals Ltd. He is a former officer and director of 444965 B.C. Ltd., one of the Company's amalgamating companies; and serves as a director of Glenmore Highlands Inc.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 11. COMPENSATION
---------------------

The Company has no formal plan or standard arrangements for compensating its Directors for their service in their capacity as Directors other than the granting of stock options; refer to item #12 "Options to Purchase Securities from Registrant or Subsidiaries". As per Canadian law the difference between the exercise price of the option and the market closing price of the stock on the date the option is exercised is deemed as employment income of the person who exercises the options. As per Canadian law the Company is required to inform the government about this deemed employment income earned by all the persons who exercise the options.

The Company may grant stock options to Executive Officers and employees; refer to Item #12 "Options to Purchase Securities from Registrant or Subsidiaries".

Pursuant to a management services agreement with Paul Shatzko, Dr. Shatzko, Chairman/Director for the Company, receives compensation of U.S.$14,000 per month.

Pursuant  to  a  consulting   services  agreement  with  Jan  Vandersande,   Dr.
Vandersande, President/Director for the Company, receives compensation of U.S.$10,600 per month for consulting services.

Pursuant  to  a  management   services  agreement  with  Jan  Vandersande,   Dr.
Vandersande, President/Director for the Company, receives U.S.$14,000 per month for management and administrative services.

During Fiscal 1998 ended 3/31/98, no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 other than that described above.

No funds were set aside or accrued by the Company during Fiscal 1998 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 1998 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

No Executive Officer or Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation as reported above, and all Executive Officers and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation reported above.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
-----------------------------------------------------------------------

Incentive Stock Options to purchase securities from the Registrant are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Vancouver Stock Exchange. The Company has no formal written stock option plan.

Under the stock option program, incentive stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that incentive stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each incentive stock option may not exceed five years.

The exercise prices for incentive stock options were determined in accordance with Vancouver Stock Exchange ("VSE") guidelines and reflect the average closing price of the Company's common stock for the ten trading days on the VSE immediately preceding the day on which the Directors granted and publicly announced the incentive stock options.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 10/02/98, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

                                   Table No. 8
                            Stock Options Outstanding

                              Number of Shares    Exer.    Expiration
Name                            of Common Stock   Price          Date
---------------------------------------------------------------------
Paul Shatzko                          480,000     $2.80      07/17/02
                                      150,000     $5.83      11/03/02
Jan W. Vandersande                    387,000     $2.80      07/17/02
                                      150,000     $5.83      11/03/02
Jesus R. Martinez                      64,000     $2.80      07/17/02
                                       10,000     $5.83      11/03/02
Carl G. Verley                         10,000     $5.83      11/03/02
David Whittle                         200,000     $5.83      11/03/02
D.W.H. Dobson                         200,000     $5.83      11/03/98
Pradeep Varshney                       13,000     $2.80      07/17/02
                                       10,000     $5.83      11/03/02

Total Officers/Directors            1,674,000


Outstanding Warrants

The Company issued a total of 209,644 share purchase warrants, each entitling the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of $6.36 until March 6, 1999.

The Company, Glenmore, 444965 and Camphor have entered into a joint venture agreement with Monopros dated March 6, 1997, pursuant to which, among other things, Monopros has subscribed for 209,644 units of the Company at a price of $4.77 per unit. Each unit consists of one common share in the capital of the Company and one non-transferable common share purchase warrant entitling Monopros to purchase one additional common share at a purchase price of $6.36 per share at any time during the two year term of the warrant.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
-------------------------------------------------------

None of the persons who where directors or officers of the Company at any time during the Company's last fiscal year, the insiders of the Company or the associates or affiliates of those persons has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise.

Pursuant to a management services agreement with Paul Shatzko, Dr. Shatzko, President/Director for the Company, receives compensation of $14,000 per month.

Pursuant  to  a  consulting   services  agreement  with  Jan  Vandersande,   Dr.
Vandersande receives compensation of U.S.$10,600 per month.

Pursuant  to  a  management   services  agreement  with  Jan  Vandersande,   Dr.
Vandersande, President/Director for the Company, receives U.S.$14,000 per month for management and administrative services.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED
---------------------------------------------------

The authorized capital of the Company is 500,000,000 shares of common stock without par value. As of 3/31/98, the end of the Company's last fiscal year, 42,376,810 shares were outstanding. As of 10/02/98, 42,444,760 shares were outstanding.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia.
Unless the Company Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution or the members may be taken by an ordinary resolution or by a vote of a majority of more of the shares represented at the shareholders' meeting.

The Company's Articles and the B.C. Company Act contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b.   Giving financial assistance under certain circumstances:
c.   Certain conflicts of interest by Directors;

d.   Disposing of all or substantially all of the Company's undertakings;
e.   Removing a Director before the expiration of his term of office;

f.   Certain  alterations  of share  capital;
g.   Changing the Company name;
h.   Altering  any  restrictions  of the  Company's  business;  and,
i.   Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of shares of the common stock of the Company while there is any arrangement in the payment of dividends or sinking fund installments.

Principal Escrow Shares
-----------------------

Not applicable

Debt Securities to be Registered
--------------------------------

Not applicable.

American Depository Receipts
----------------------------

Not applicable.

Other Securities to be Registered
-----------------------------------

Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES
----------------------------------------

  Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES
--------------------------------------------------------------------------------

  Not Applicable.



                                    PART IV

ITEM 17. FINANCIAL STATEMENTS
-----------------------------

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP. The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.52 as of 9/30/98.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement. The reports of Minni, Bella & Co., Certified General Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements
for Fiscal 1998/1997/1996 Ended March 31st

ITEM 18. FINANCIAL STATEMENTS
---------------------------------------

The Registrant has elected to provide financial statements pursuant to Item #17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS
------------------------------------------

(A) The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement. The Auditors Report of Minni, Bella & Co., Certified General Accountants for the audited financial statements are included herein immediately preceding the audited financial statements.

A-1  Audited Financial Statements:

   (a) Auditor's Report, dated 7/5/98

       Balance Sheets at 3/31/98 and  3/31/97

       Statements of Loss and Deficit
       for the Years ended 3/31/98, 3/31/97 and 3/31/96
       and Cumulative Since Incorporation

       Statement of Changes in Cash Flows for the Years ended 3/31/98, 3/31/97 and 3/31/96 and Cumulative Since Incorporation

       Statements of Deferred Exploration
       for the Years ended 3/31/98, 3/31/97 and 3/31/96
       and Cumulative Since Incorporation

       Notes to Financial Statements

--------------------------------------------------

(B) Exhibits:

      1. Incorporated by reference to Form 20-F Registration Statement (as amended) and Form 6-K's.
      2.   Refer to Exhibit No. 1
      3. Incorporated by reference to Form 20-F Registration Statement (as amended) and Form 6-K's.
      4.   Not Applicable
      5.   Not Included
      6. Incorporated by reference to Form 20-F Registration Statement (as amended) and Form 6-K's.

SIGNATURE PAGE                                              Page 87

                          MOUNTAIN PROVINCE MINING INC.

                              FINANCIAL STATEMENTS

                             MARCH 31, 1998 AND 1997





















AUDITORS' REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICT

CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MINNI, BELLA & CO.                                SUITE 1104-750 WEST PENDER ST.
CERTIFIED GENERAL ACCOUNTANTS                        VANCOUVER, BRITISH COLUMBIA
                                                                  CANADA V6C 2T8


                                                       TELEPHONE: (604) 683-0343
                                                             FAX: (604) 683-4499

                                AUDITORS' REPORT


To the Shareholders,
Mountain Province Mining Inc.

We have audited the consolidated balance sheets of MOUNTAIN PROVINCE MINING INC. as at March 31, 1998 and 1997 and the consolidated statements of loss and deficit, deferred exploration and changes in financial position for each of the years in the three year period then ended, and in addition, cumulative amounts from the Company's inception for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1998 and 1997 and the results of its operations and the changes in its financial position for each of the years in the three year period then ended, and in addition, cumulative amounts from the Company's inception for each of the years then ended, in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

                                                   /s/MINNI, BELLA & CO.
                                                   CERTIFIED GENERAL ACCOUNTANTS
Vancouver, B.C.
July 5, 1998


COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainty such as that referred to in
Note 1 of these financial statements. Our opinion is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the consolidated financial statements.

                                                   /s/MINNI, BELLA & CO.
                                                   CERTIFIED GENERAL ACCOUNTANTS
Vancouver, B.C.
July 5, 1998

                          MOUNTAIN PROVINCE MINING INC.
            CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 1998 AND 1997
                              (In Canadian Dollars)


                                     ASSETS
                                                   1998                 1997
                                                   ----                 ----
CURRENT
 Cash                                      $    6,680,164       $   11,812,265
 Trust funds                                            -               41,860
 Accounts receivable                               61,740              206,762
 Marketable securities (Note 4)                    58,674              145,604
 Advances and prepaid expenses                     49,164               32,139
                                           --------------       --------------
                                                6,849,742           12,238,630

MINERAL PROPERTIES (Note 5)                     4,003,818              455,900

DEFERRED EXPLORATION (Note 5)                  30,717,844           14,830,212

CAPITAL ASSETS, at cost net of accumulated
     amortization of $75,414 (1997 - $45,558)     110,279              114,377

INCORPORATION COSTS                                 2,099                2,099
                                           --------------        -------------

                                           $   41,683,782       $   27,641,218
                                           ==============       ==============

                                   LIABILITIES
CURRENT
 Accounts payable and accrued liabilities          50,863       $      168,563
 Due to related parties                                 -              109,840
 Taxes payable                                     18,478                    -
                                           --------------       --------------
                                                   69,341              278,403
                                           --------------       --------------

                              SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
     Authorized:
        500,000,000 common shares (1997-100,000,000) without par value
     Issued and fully paid:
        42,376,810 common shares (1997 - 23,926,620
        common shares)                         50,094,368           32,565,638

DEFICIT                                        (8,479,927)          (5,202,823)
                                           ---------------       -------------
                                                41,614,441          27,362,815
                                           ---------------       -------------

                                           $    41,683,782      $   27,641,218
                                           ===============      ==============

APPROVED BY THE DIRECTORS:
/s/Paul Shatzko
------------------------------
/s/Jesus Martinez
------------------------------


    The accompanying notes are an integral part of the financial statements.

                          MOUNTAIN PROVINCE MINING INC.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996
                              (In Canadian Dollars)

                                                                                       (Note 10)
                                                                                       Cumulative
                                                1998          1997          1996     (December 2, 1986)
                                                ----          ----          ----     ------------------
REVENUE                                    $   299,563   $   254,744     $  97,870       $   699,427
                                           -----------   -----------     ---------       -----------

EXPENSES
 Amortization                                   29,856        22,620        12,295            75,414
 Consulting                                    349,591       277,588        79,006           963,517
 Large corporation and capital taxes            57,821        22,718         7,577            93,897
 Interest and bank charges                       2,578         2,444         1,500            21,890
 Investor relations                            114,160             -             -           114,160
 Loan fee                                            -             -             -            15,576
 Management fees                               160,000       174,920        75,000           615,420
 Office and telephone                          295,173       268,975       230,169         1,085,574
 Professional fees                             281,904       452,446       334,841         1,451,223
 Printing                                       80,660        45,591        20,712           206,803
 Project evaluation costs                       16,486             -             -            85,200
 Promotion and shareholder relations           204,165       154,761       238,204           866,076
 Rent                                           86,438        74,155        32,267           270,162
 Trade and road shows                          124,053             -             -           124,053
 Transfer agent and regulatory fees             95,450        65,802        37,244           295,270
 Travel                                        304,279       236,046       182,615           895,594
 Wages and benefits                            273,315       177,097        33,366           483,778
                                           -----------   -----------     ---------       -----------
                                             2,475,929     1,975,163     1,284,796         7,663,607
                                           -----------   -----------     ---------       -----------
 (LOSS) BEFORE THE UNDERNOTED ITEMS         (2,176,366)   (1,720,419)   (1,186,926)       (6,964,180)

GAIN (LOSS) FROM WRITE DOWN OF
     MARKETABLE SECURITIES                     (86,930)            -       316,313           182,597

SETTLEMENT COSTS (Note 7)                     (900,000)            -                        (900,000)

(LOSS) FROM WRITE-OFF OF MINERAL
      PROPERTIES AND RELATED
      DEFERRED EXPLORATION                    (113,808)      (47,848)      (90,000)        (798,344)
                                           -----------   -----------     ---------       -----------

NET (LOSS) FOR THE YEAR                     (3,277,104)   (1,768,267)     (960,613)       (8,479,927)

DEFICIT, BEGINNING OF YEAR                  (5,202,823)   (3,434,556)   (2,473,943)                -
                                           -----------   -----------     ---------       ------------

DEFICIT, END OF YEAR                       $(8,479,927)  $(5,202,823)  $(3,434,556)      $(8,479,927)
                                           ===========   ===========   ===========       ============

LOSS PER SHARE                             $     (0.10)  $     (0.08)  $     (0.05)
                                           ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                          MOUNTAIN PROVINCE MINING INC.
                 CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996
                              (In Canadian Dollars)


                                                                                                        (Note 10)
                                                                                                        Cumulative
                                                           1998            1997            1996     (December 2, 1986)
                                                           ----            ----            ----     ------------------
EXPLORATION
    Camp demobilization                           $      100,000               -     $         -     $    100,000
    Consulting and other professional service            265,677               -               -          265,677
    Geophysical and airborne survey                    2,124,169         151,469         325,053        3,269,790
    Environmental work                                         -         119,253          23,398          142,651
    Sampling and assaying                                374,247       1,830,793       1,605,026        5,092,218
    Geological consulting and supplies                         -               -               -          486,348
    Drilling                                             800,032         410,088       2,681,464        8,580,645
    Equipment rental and miscellaneous                         -               -               -           18,487
    Line cutting                                               -               -                          125,532
    Travel, supplies and support cost                    445,815         732,438         350,902        1,744,685
    Report and filing fees                                22,933          28,124          39,115          179,727
    Camp site office and general expenses                590,803               -               -          590,803
                                                  --------------    ------------    ------------     ------------

                                                       4,723,676       7,272,165       5,024,958       20,596,563
    Less:  Incentive grant                                     -               -               -          (23,014)
                                                  --------------    ------------    ------------     ------------
                                                       4,723,676       7,272,165       5,024,958       20,573,549

DEFERRED EXPLORATION TRANSFERRED
    ON AMALGAMATION (Note 3)                          11,163,956               -               -       11,163,956
                                                  --------------    ------------    ------------     ------------

DEFERRED EXPLORATION FOR THE YEAR                     15,887,632       7,272,165       5,024,459       31,737,505

DEFERRED EXPLORATION , BEGINNING
     OF YEAR                                          14,830,212       7,596,474       2,571,516                -

WRITE-OFF OF DEFFERED EXPLORATION                              -         (38,427)              -         (132,873)

RECOVERY OF EXPLORATION EXPENDITURES
      FOR  AK/CJ CLAIMS (Note 5(c))                            -               -               -         (886,788)
                                                  --------------    ------------    ------------     ------------

DEFERRED EXPLORATION, END OF YEAR                   $ 30,717,844    $ 14,830,212    $   7,596,474    $ 30,717,844
                                                  ==============    ============    =============    ============









    The accompanying notes are an integral part of the financial statements.


                          MOUNTAIN PROVINCE MINING INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996
                              (In Canadian Dollars)
                                                                                                                (Note 10)
                                                                                                               Cumulative
                                                           1998               1997                1996      (December 2, 1986)
                                                           ----               ----                ----      ------------------
OPERATING ACTIVITIES
   Net loss for the year                            $  (3,277,104)     $  (1,768,267)      $    (960,613)    $   (8,479,927)
   Deferred exploration costs (net of recovery)        (4,723,676)        (7,272,165)         (5,024,958)       (19,686,761)
                                                    -------------      -------------       -------------      -------------
                                                       (8,000,780)        (9,040,432)         (5,985,571)       (28,166,688)
   Add items not involving cash:
      Amortization                                         29,856             22,620              12,295             75,414
      Loss from write-off of mineral properties
        and related deferred exploration                  113,808             47,848              90,000            780,082
      Loss from write-down of marketable securities        86,930                  -                   -             86,930
                                                    -------------      -------------       -------------     --------------
                                                       (7,770,186)        (8,969,964)         (5,883,276)       (27,224,262)
   Add (deduct) items involving cash:
      Accounts receivable                                 145,022            122,628            (115,629)           (61,740)
      Marketable securities                                     -                  -                   -            (98,575)
      Advances and prepaid expenses                       (17,025)            12,997              23,396            (49,164)
      Accounts payable and accruals                      (117,700)        (1,022,822)            746,019            226,193
      Due to related parties                             (109,840)            17,189              12,100                 (4)
      Taxes payable                                        18,478                  -                   -             18,478
                                                    -------------      -------------       -------------     --------------
                                                       (7,851,251)        (9,839,972)         (5,217,390)       (27,189,074)
                                                    --------------    --------------       -------------     --------------
FINANCING ACTIVITIES
  Share subscriptions                                           -         (5,319,600)          5,319,600                  -
  Shares issued for cash, net of commissions            5,428,730         22,882,662           2,353,911         37,112,857
  Shares issued for non-cash consideration (Note 3)    12,100,000                  -                   -          2,100,000
  Proceed from sale of marketable securities                3,000                  -                   -              3,000
  Marketable securities received for
     mineral properties                                         -                  -             137,971            137,971
                                                    -------------      -------------       -------------     --------------
                                                       17,531,730         17,563,062           7,811,482         49,353,828
                                                    -------------      -------------       -------------     --------------
INVESTING ACTIVITIES
  Business combination (Note 3)                       (12,100,000)                 -                   -        (12,100,000)
  Acquisition of mineral properties                    (2,728,682)           (50,000)                  -         (3,196,798)
  Acquisition of capital assets                           (25,758)           (84,188)            (22,895)          (185,693)
  Incorporation costs                                           -                  -                   -             (2,099)
                                                    -------------      -------------       -------------     --------------
                                                      (14,854,440)          (134,188)            (22,895)       (15,484,590)
                                                    -------------      -------------       -------------     --------------
(DECREASE) INCREASE IN CASH                            (5,173,961)         7,588,902           2,571,197          6,680,164
   CASH, BEGINNING OF YEAR                             11,854,125          4,265,223           1,694,026
                                                    -------------      -------------       -------------     --------------

CASH, END OF YEAR                                   $   6,680,164      $  11,854,125       $   4,265,223     $    6,680,164
                                                    =============      =============       =============     ==============

SUPPLEMENTAL DISCLOSURE OF CASH
   FLOW INFORMATION
     Cash paid during the year for:
     Interest                                       $           -      $           -       $           -     $        6,488
     Taxes                                                 39,343             22,718               7,577             75,419

SUPPLEMENTAL SCHEDULE ON NON-
   CASH FINANCING ACTIVITIES
      Shares issued for mineral properties          $  12,100,000      $           -       $           -     $   12,806,185
      Shares issued for settlement of debt                      -                  -                   -            159,000
      Shares issued for loan fee                                -                  -                   -             16,326
                                                    -------------      -------------       -------------     --------------
                                                    $  12,100,000      $           -       $           -     $   12,981,511
                                                    =============      =============       =============     ==============

    The accompanying notes are an integral part of the financial statements.

                          MOUNTAIN PROVINCE MINING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 1998 AND 1997





1.    ORGANIZATION AND NATURE OF OPERATIONS

      As described in Note 3, on November 1, 1997, Mountain Province Mining Inc. merged with 444965 B.C. Ltd., resulting in the formation of a new entity which is operating under the name of Mountain Province Mining Inc.

      The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of such properties.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a)     Basis of Presentation
             ---------------------

     The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Mountain Province Mining Corp. (U.S.A.)

      b)     Deferred Exploration
             --------------------

             Exploration costs relating to mineral properties are deferred until the property is brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven probable reserves, or until the property is abandoned or sold, at which time the deferred costs are to be written off.

             The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

      c)     General and Administrative Expenses
             -----------------------------------

             The Company  charges all general and  administrative  expenses  not
             directly  related  to  exploration   activities  to  operations  as
             incurred.

      d)     Amortization
             ------------

             Capital assets are amortized over their estimated useful lives at 20% - 30% declining basis. Further, only one-half the amortization is taken on assets acquired during the year.

MOUNTAIN PROVINCE MINING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998 AND 1997                                                   Page 2



      e)     Joint Ventures
             --------------

             Joint ventures are accounted for using the equity method.

      f)     Foreign Currency Translation
             ----------------------------

             Monetary assets and liabilities expressed in foreign currency are translated at rate of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the operation.


3.    BUSINESS COMBINATION

      Pursuant to an amalgamation agreement dated August 21, 1997, Mountain Province Mining Inc. ("MPV") and 444965 B.C. Ltd. agreed to merge under the name of Mountain Province Mining Inc. The transaction was completed on November 1, 1997 through the issue of one common share of the new company for each existing MPV common share, and 16,951,696 common shares of the new company for 1,450,000 shares of 444965 B.C. Ltd.

      The transaction has been accounted for using the purchase method whereby Mountain Province Mining Inc. was identified as the acquirer. The net assets acquired and consideration given were as below:

             Net assets acquired:

                   Mineral property                      $         936,044

                   Deferred exploration costs                   11,163,956
                                                         -----------------
                                                                12,100,000
                   Liabilities assumed                                   -
                                                         -----------------
                                                         $      12,100,000
                                                         =================
             Consideration given:

                   Issuance of 16,951,696
                       common  shares (Note 6)           $      12,100,000
                                                         =================

      The 16,951,696 shares which were issued to Glenmore Highlands Inc., are restricted as to trading in that no more than one third of the shares could be sold or transferred within the first year from November 1, 1997, and no more than two thirds within the second year.


4.    MARKETABLE SECURITIES

      Marketable securities are carried at the lower of cost and market.

MOUNTAIN PROVINCE MINING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998 AND 1997                                                   Page 3




5.    MINERAL PROPERTIES AND DEFERRED EXPLORATION

      Acquisition Costs:
                                                    1998                1997
                                                    ----                ----

      Ketza River Project                    $     27,582       $      30,582
      Molanosa Diamond Project                      5,000               5,000
      AK/CJ Claims                              3,847,553             211,510
      598909 Saskatchewan & Northern
         Saskatchewan Claims                       95,000              95,000
      Tobin Lake Area Claims                            -              23,808
      Mary Dale Property                                -              90,000
      Maris Project                                28,683                   -
                                             ------------       -------------

                                             $  4,003,818       $     455,900
                                             ============       =============

      Deferred Exploration:

      Ketza River Project                    $    777,186       $     777,186
      Molanosa Diamond Project                    614,428             614,428
      AK/CJ Claims                             29,171,171          13,405,392
      598909 Saskatchewan & Northern
          Saskatchewan Claims                      33,206              33,206
      Maris Project                               121,853                   -
                                             ------------       -------------

                                             $ 30,717,844       $  14,830,212
                                             ============       =============

      a)     Ketza River Project
             -------------------

             The Company is the registered owner of certain mining claims situated in the Ketza River Gold Camp, Watson Lake Mining District, Yukon Territory. These claims were staked by the Company during the year ended March 31, 1988, at a total cost of $30,582. The Ketza River Project covers approximately 11,000 acres.

             The Company entered into an agreement dated November 29, 1995 pursuant to which Artemis Ventures Inc. (Formerly Eurotech
             Technologies Inc.) will be entitled to earn an undivided 50% interest by expending $1,000,000 on the exploration, development and mining of the Ketza River claims, and by issuing to the Company a total of 200,000 of its common shares.

             During the year, the Company received 25,000 shares of Artemis Ventures Inc., which were disposed of for $3,000. (See Note 11).

MOUNTAIN PROVINCE MINING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998 AND 1997                                                   Page 4



      b)     Molanosa Diamond Project
             ------------------------

             Pursuant to an agreement dated March 8, 1993, the Company acquired a 50% interest in 5 mineral claims situated in the Northern Mining District, Province of Saskatchewan. As consideration, the Company advanced $220,000 for exploration expenditures. In addition the Company staked 22 additional mineral claims which have been added to this option.

             The Company formed a joint venture with the optionor pursuant to an agreement dated March 8, 1993, which agreement contains the standard dilution and other joint venture operating provisions.

      c)     AK/CJ Claims
             ------------

             Pursuant to an agreement dated August 18, 1992 and amended November 13, 1992 and January 8, 1993, the Company entered into an option with Inukshuk Capital Ltd. ("Inukshuk") to acquire a 100% undivided interest in certain mineral claims located in the District of Mackenzie, Northwest Territories. As consideration, the Company paid $380,000, issued 200,000 shares and spent $1,500,000 for exploration on the properties. The claims were subject to a 3% gross overriding royalty with a minimum advance royalty of $200,000 per year commencing five years from the date the Company earned its option in the claims. The Company had the right to acquire the 3% gross overriding royalty for $5,000,000 at any time until November 25, 1999. During the year ended March 31, 1997 an additional finder's fee of $50,000 was paid by the Company.

             Pursuant to an agreement dated November 18, 1993 and subsequently amended, the Company optioned 40% of its interest in the AK/CJ claims to 444965 B.C. Ltd. As consideration the Company received $1,151,144.

             Pursuant to an agreement dated August 16, 1994 and subsequently amended, the Company assigned another 10% of its interest in the AK/CJ claims to Camphor Ventures Inc. As consideration Camphor Ventures Inc. issued 400,000 of its shares to the Company, and contributed $200,000 towards exploration expenditures and agreed to fund 10% of future exploration work on the AK/CJ properties.

             Pursuant to a joint venture agreement dated March 6, 1997 between the Company, 444965 B.C. Ltd. and Camphor Ventures Inc. (Collectively the "MP" Group) and Monopros Limited ("Monopros"), Monopros was granted the right to earn up to a 60% interest in the AK/CJ claims. As consideration Monopros subscribed for 209,644 units at a price of $4.77 each. Each unit consists of one common share of the Company and one non-transferable warrant to purchase one additional common share of the Company at $6.36 per share exercisable before March 6, 1999. Further, Monopros agreed to conduct an exploration program on the property, to complete a bulk sampling program and a feasibility study on one or more new kimberlites, and to fund the development and construction of a commercial mine.

             During the year the Company paid $2,700,000 for its 90% share of the purchase of the 3% gross overriding royalty pursuant to the sale and settlement agreement dated June 18, 1997 and the amendment to the joint venture agreement dated September 17, 1997. (See Note
             7).

             As a result of the amalgamation as described in Note 3, the Company holds a 90% interest in the AK/CJ Claims.

MOUNTAIN PROVINCE MINING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998 AND 1997                                                   Page 5


      d)     598909 Saskatchewan Claims & Northern Saskatchewan Claims
             ---------------------------------------------------------

             Pursuant  to an  agreement  dated  January  17,  1994,  the Company acquired a 50% interest in 15 mineral claims located in the Province of Saskatchewan. As consideration the Company paid $15,000 and issued 100,000 shares. In addition the Company incurred approximately $24,000 of exploration expenditures. The claims are subject to a 1% net smelter return and a 3% gross overriding royalty. Pursuant to agreements dated February 22, 1994 the Company acquired a 100% undivided interest in 43 mineral claims known as Northern Saskatchewan claims located in the Province of Saskatchewan. As consideration the Company paid $25,000 and issued 200,000 shares. The claims are subject to a 1% net smelter return and a 3% gross overriding royalty.

             Pursuant to the agreements dated April 8, 1994 and March 15, 1995 the Company optioned 50% of its interest in 4 of the 598909 Saskatchewan claims and 32 of the Northern Saskatchewan claims. As consideration the Company received 35,000 common shares of War Eagle Mining Company Inc. and 35,000 common shares of Great Western Gold Corp. ("Candle Lake Joint Venture"). The Company will receive an additional 40,000 common shares of each company upon discovery of a diamondiferous kimberlite on the claims and an additional 20,000 common shares of each company upon the preparation and release of a feasibility study giving a positive recommendation for entering into production. Further, Kennecott Canada Inc. has agreed to incur expenditures on these claims as part of the Candle Lake Joint Venture to earn a 60% interest which would leave the Company with a 10% interest. Total work commitment by Kennecott Canada Inc. on the Candle Lake Joint Venture is $8,000,000. During the year Kennecott Canada Inc. abandoned the project.

      e)     Tobin Lake Area Claims
             ----------------------

             Pursuant to an agreement dated January 24, 1994, the Company acquired a 25% interest in mineral claim S-105084 located in the Tobin Lake Area, Province of Saskatchewan. As consideration the Company issued 38,400 shares and agreed to issue an additional 38,400 shares in the event that kimberlite is intersected at bedrock on the property. The claim is subject to a 3% gross overriding royalty. Under the terms of the agreement, the Company has the right to acquire 50% of the gross overriding royalty for $1,500,000. During the year management had decided to abandon these claims. Accordingly, the acquisition cost of $23,808 was written off.

      f)     Mary Dale Property
             ------------------

             Pursuant to an agreement dated June 13, 1994, the Company acquired a 100% interest in three mineral claims located in the Northern Mining District, Province of Saskatchewan. As consideration the Company paid $10,000 and issued 100,000 shares. The claims are subject to a 3% gross overriding royalty. During the year management had decided to abandon this property. Accordingly, the acquisition cost of $90,000 was written off.

      g)     Maris Project
             -------------

             The Company owns a 100% interest in 99 Lode claims, totalling approximately 2045 acres, located in Nye County, Nevada, U.S.A. The claims are subject to a 1.5% net smelter return royalty payable to a company belonging to a director, and two other persons. Under the terms of the agreement the Company can acquire the royalty for $1,500,000.

MOUNTAIN PROVINCE MINING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998 AND 1997                                                   Page 6




6.    SHARE CAPITAL

      a)  Authorized

          500,000,000 Common shares without par value.


      b)  Issued and fully paid
                                                         Number of
                                                          Shares        Amount

          Balance, March 31, 1996                       18,710,745   $ 9,682,976

          Issued pursuant to exercise
             of special warrants                         1,300,000     5,266,658

          Issued pursuant to prospectus                  2,675,000    12,189,975

          Issued pursuant to exercise of
              of stock options                           1,074,000     4,644,498

          Issued pursuant to exercise of
              agents options and warrants                  166,875       781,531
                                                      ------------   -----------

          Balance, March 31, 1997                       23,926,620    32,565,638

          Issued pursuant to a private placement           209,644     1,000,000

          Issued pursuant to amalgamation (Note 3)      16,951,696    12,100,000

          Issued pursuant to exercise of stock options   1,100,350     3,462,580

          Issued pursuant to exercise of warrants           50,000       287,500

          Issued pursuant to exercise of special
             compensation options and warrants             138,500       678,650
                                                      ------------   -----------

          Balance, March 31, 1998                       42,376,810   $50,094,368
                                                      ============   ===========

          See Note 11.

MOUNTAIN PROVINCE MINING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998 AND 1997                                                   Page 7


      c)     Stock Options

             As at March 31, 1998 the following stock options were outstanding:

             Number of Shares         Exercise Price          Expiry Date
             ----------------         --------------          -----------
                   50,000                $ 2.72             April 15, 1999
                   55,650                  2.80             July 17, 1999
                1,083,000                  2.80             July 17, 2002
                  130,000                  5.83             November 3, 1999
                  720,000                  5.83             November 3, 2002
                   30,000                  5.05             February 23, 2000
                   25,000                  5.05             February 23, 2003

      d)     Share Purchase Warrants

             As at March 31, 1998 the following share purchase warrants were outstanding:

             Number of Shares          Exercise Price            Expiry Date
             ----------------          --------------            -----------

                  209,644               $  6.36                 March 6, 1999

7.    SALES AND SETTLEMENT AGREEMENT

      On March 27, 1997, Inukshuk Capital Ltd. ("Inukshuk") issued a petition in the Supreme Court of British Columbia asserting that it held a valid right of first refusal to purchase any interest in the AK/CJ claims and that the MP Group had breached this right by entering into an agreement with Monopros Limited ("Monopros") whereby it could earn up to a 60% interest in the property. Inukshuk also obtained an injunction restraining the MP Group and Monopros from disposing of the property.

      On April 18, 1997 Inukshuk commenced arbitration proceedings against the Company. The arbitration held in favour of Inukshuk, finding that its right of first refusal was valid and subsisting. The petition, injunction and arbitration were dismissed and cancelled in pursuance of a sales and settlement agreement dated June 18, 1997 under which comprehensive mutual releases were exchanged as follows:

      o the MP Group paid $3,000,000 for the purchase of the 3% gross overriding royalty and $500,000 for the right of first refusal from Inukshuk;

      o the MP Group paid to Canamera Geological Ltd. ("Canamera") $250,000 by way of termination fee in respect of the termination by the MP Group of the operator agreement, and $200,000 in full and final settlement of actual or anticipated expenses relating to camp demobilization etc.;

      o the MP Group paid John Dupuis $250,000 by way of compensation for alleged loss of reputation; and

      o Canamera will convey to the Company good and marketable title to the camp assets.

      See Note 5 (c).

MOUNTAIN PROVINCE MINING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998 AND 1997                                                  Page  8


8.    LEASING COMMITMENTS

      The Company's total minimum rentals for two operating leases, which expire on May 31, 1999 and July 15, 2001 are as follows:

                   1998                          $          43,277
                   1999                                     46,798
                   2000                                     38,738
                   2001                                      9,685
                                                 -----------------

                                                 $         138,498
                                                 =================

9.    RELATED PARTY TRANSACTIONS

      o During the year the Company paid $160,000 (1997 - $174,920) for management services to a director of the Company.

      o During the year the Company paid $47,355 (1997 - $72,688) for secretarial and public relations services to third parties related to a director of the Company.

      o During the year the Company paid $243,352 (1997 - $205,335) for consulting, management and administration services to a director and to a company in which another director has an interest.

      o The Maris Project property acquired during the year is subject to a 1.5% net smelter royalty in which a director has an interest. See Note 5(g)).

      o Included under accounts receivable is $8,490 (1997 - Nil) due by two companies in which there are common directors.


10.   COMPARATIVE FIGURES

      The comparative figures for the year ended March 31, 1997 were in respect of Mountain Province Mining Inc. prior to the amalgamation.

      Cumulative amounts from the Company's inception (December 2, 1986) included the accounts of Mountain Province Mining Corp. (U.S.A.) a wholly-owned subsidiary written off during the year ended March 31, 1994. (See Note 2(a)). The Subsidiary was reactivated during the year ended March 31, 1998.


11.   SUBSEQUENT EVENTS

      o Subsequent to March 31, 1998, 67,950 stock options were exercised to net the Company $190,260.

      o Subsequent to March 31, 1998, Artemis Ventures Inc. had terminated the joint venture agreement on the Ketza River project.

MOUNTAIN PROVINCE MINING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998 AND 1997                                                   Page 9



12.   INCOME TAXES

      The Company has non-capital loss carry forwards available to reduce future taxable income as follows:

                   Year of Expiry                    Amount

                        1999                      $    87,588
                        2000                          397,322
                        2001                          428,999
                        2002                          586,350
                        2003                          593,266
                        2004                        1,659,784
                        2005                        1,888,755
                                                  -----------

                                                  $ 5,642,064
                                                  ===========

      No recognition has been given in the consolidated accounts to the potential future benefits that may arise on utilization of tax losses.

      The Company has filed for Canadian Exploration Expenditures totalling $22,138,265 and Canadian Development Expenditures totalling $4,697,168 which are available to reduce future taxable income.


13. DIFFERENCE BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES.

      The Company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission. Under United States generally accepted accounting principles the Company would classify its marketable securities with respect to holding period, determined by management. This method requires that temporary investments are carried at the lower of cost and market value. The marketable securities held by the Company are considered a temporary investment and are carried at the lower of cost and market which is in accordance with United States generally accepted accounting principles.

      Also, under United States generally accepted accounting principles the Company would be required to write down or write off capitalized amounts when a property is not economically supportable for all financial statements issued subsequent to December 31, 1995. This method may require the Company to write down its mineral properties in subsequent periods. The effect of this write down that may be required from generally accepted accounting principles applicable to subsequent periods has not been determined.