Form 20-F
period 2004-03-31
MOUNTAIN PROVINCE DIAMONDS INC
filed 2004-08-17
CIK 1004530

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

(Mark One)

              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2004

                                       OR

              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ______________ to _________________

Commission file number               0-27322
                       -----------------------------------
                         MOUNTAIN PROVINCE DIAMONDS INC.
                       -----------------------------------

             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                       -----------------------------------
                 (Translation of Registrant's name into English)

                                British Columbia
                       -----------------------------------
                 (Jurisdiction of incorporation or organization)

               21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
                       -----------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each class                Name of each exchange on which registered

           None                                     Not Applicable
         --------                                  ----------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.


                         Common shares without par value
                       -----------------------------------
                                (Title of Class)

                       -----------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                       -----------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report:                                                               51,202,111

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                  [X] Yes     No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                         [X] Item 17     Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                                      Yes     No

Not Applicable.

                                TABLE OF CONTENTS

GLOSSARY..........................................................................................................v

GLOSSARY OF TECHNICAL TERMS.....................................................................................vii

PART I............................................................................................................1
   Item 1    Identity of Directors, Senior Management and Advisers................................................1
   Item 2    Offer Statistics and Expected Timetable..............................................................1
   Item 3    Key Information......................................................................................1
     A.   Selected financial data.................................................................................1
     B.   Capitalization and indebtedness.........................................................................3
     C.   Reasons for the offer and use of proceeds...............................................................3
     D.   Risk factors............................................................................................3
   Item 4    Information on the Company..........................................................................10
     A.   History and development of the Company.................................................................10
     B.   Business Overview......................................................................................12
     C.   Organizational structure...............................................................................16
     D.   Property, plants and equipment.........................................................................16
   Item 5    Operating and Financial Review and Prospects........................................................33
     A.   Operating results......................................................................................33
     B.   Liquidity and capital resources........................................................................35
     C.   Research and development, patents and licenses etc.....................................................36
     D.   Trend information......................................................................................36
     E.   Off-balance sheet arrangements.........................................................................36
     F.   Tabular disclosure of contractual obligations..........................................................36
     G.   Safe harbour...........................................................................................36
   Item 6    Directors, Senior Management and Employees..........................................................38
     A.   Directors and Senior Management........................................................................38
     B.   Compensation...........................................................................................40
     C.   Board practices........................................................................................42
     D.   Employees..............................................................................................44
     E.   Share ownership........................................................................................44
   Item 7    Major Shareholders and Related Party Transactions...................................................45
     A.   Major shareholders.....................................................................................45
     B.   Related party transactions.............................................................................46
     C.   Interests of experts and counsel.......................................................................47
   Item 8    Financial Information...............................................................................47
     A.   Consolidated Statements and Other Financial Information................................................47
     B.   Significant Changes....................................................................................47
   Item 9    The Offer and Listing...............................................................................48
     A.   Offer and Listing Details..............................................................................48
     B.   Plan of Distribution...................................................................................49
     C.   Markets................................................................................................49
     D.   Selling Shareholders...................................................................................49
     E.   Dilution...............................................................................................50
     F.   Expenses of the Issuer.................................................................................50
   Item 10   Additional Information..............................................................................50
     A.   Share capital..........................................................................................50
     B.   Memorandum and articles of association.................................................................50


     C.   Material contracts.....................................................................................53
     D.   Exchange controls......................................................................................53
     E.   Taxation...............................................................................................56
     F.   Dividends and paying agents............................................................................66
     G.   Statement by experts...................................................................................66
     H.   Documents on display...................................................................................66
     I.   Subsidiary Information.................................................................................67
   Item 11   Quantitative and Qualitative Disclosures About Market Risk..........................................67
   Item 12   Description of Securities Other than Equity Securities..............................................68

PART II..........................................................................................................68
   Item 13   Defaults, Dividend Arrearages and Delinquencies.....................................................68
   Item 14   Material Modifications to the Rights of Security Holders and Use of Proceeds........................68
   Item 15   Controls and Procedures.............................................................................68
   Item 16   [Reserved]..........................................................................................68
   Item 16A  Audit Committee Financial Expert....................................................................69
   Item 16B  Code of Ethics......................................................................................69
   Item 16C  Principal Accountant Fees and Services..............................................................69
   Item 16D  Exemptions from the Listing Standards for Audit Committees..........................................70
   Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers..............................70

PART III.........................................................................................................71
   Item 17   Financial Statements................................................................................71
   Item 18   Financial Statements................................................................................71
   Item 19   Exhibits............................................................................................71

SIGNATURES.......................................................................................................74

EXHIBIT INDEX....................................................................................................75


                                    GLOSSARY

Affiliate has the meaning given to affiliated bodies corporate under the Business Corporations Act (Alberta);

AK Property means the claims known as the "AK claims" held by MPV;

AK-CJ Properties means, collectively, the AK Property and CJ Property Claims;

CJ Property means the claims known as the "CJ claims", which have now lapsed, previously held by MPV;

Arrangement means the arrangement between the Company and Glenmore which was effected as of June 30, 2000;

Arrangement Agreement means the Arrangement Agreement dated as of May 10, 2000, and made between MPV and Glenmore, including the Schedules to that Agreement;

Business Corporations Act (Alberta) means the Business Corporations Act, S.A. 1981, c. B-15 (Alberta), as amended from time to time;

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

Glenmore means Glenmore Highlands Inc., a company incorporated under the Business Corporations Act (Alberta) and which, pursuant to the Arrangement, has amalgamated with the Company's wholly-owned subsidiary, Mountain Glen Mining Inc., to form an amalgamated company, also known as Mountain Glen Mining Inc.;

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

Monopros or De Beers Canada means De Beers Canada Exploration Inc., formerly known as Monopros Limited, a wholly-owned subsidiary of De Beers;

Mountain Glen means Mountain Glen Mining Inc., a wholly-owned subsidiary (now dissolved) of the Company;

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

                NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company as at March 31, 2004, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".



                               METRIC EQUIVALENTS


For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

---------------------------------- -------------------------------- ------------
To Convert From Metric             To Imperial                      Multiply by
---------------------------------- -------------------------------- ------------
Hectares                           Acres                            2.471
Metres                             Feet (ft.)                       3.281
Kilometres (km.)                   Miles                            0.621
Tonnes                             Tons (2000 pounds)               1.102
Grams/tonne                        Ounces (troy/ton)                0.029
---------------------------------- -------------------------------- ------------
..

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

Item 3   Key Information.

     A.   Selected financial data.

The selected  financial data set forth below should be read in conjunction  with
Item 5 - Operating and Financial Review and Prospects, and in conjunction with the consolidated financial statements and related notes of the Company. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 9 to the consolidated financial statements. The Company's financial statements are set forth in Canadian dollars.

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000.

------------------------------------ --------------------------------------------------------------------------------

                                                                     12 Months Ended

All in CDN$1,000's except Earnings     March 31,      March 31,    March 31, 2002   March 31, 2001   March 31, 2000
  (loss) per Share and Number of         2004           2003
           Common Shares
------------------------------------ -------------- -------------- ---------------- ---------------- ----------------

Working Capital                                701          1,037          340               903          1,846

Interest Revenue                                12             19           18                66            144

Net Loss -
     Under Canadian GAAP:                  (1,813)        (1,718)      (1,456)           (3,060)        (2,074)
     Under U.S. GAAP:                      (1,223)       (14,513)      (1,520)           (3,155)        (4,514)

Basic and diluted loss per share -
     Under Canadian GAAP:                   (0.04)         (0.03)       (0.03)            (0.07)         (0.05)
     Under U.S. GAAP:                       (0.02)         (0.29)       (0.03)            (0.07)         (0.11)

Total Assets -
     Under Canadian GAAP:                   33,514         34,418       33,947            34,433         35,301
     Under U.S. GAAP:                        1,030          1,363       13,618            14,148         15,112

Total Liabilities                              273            240          324               303            312

Share Capital                               56,595         55,719       53,470            52,521         50,321

Shareholders' Equity -
     Under Canadian GAAP:                   33,241         34,178       33,623            34,129         34,989
     Under U.S. GAAP:                          757          1,122       13,294            13,845          14,801

Number of Common Shares issued         *51,202,111     66,597,766   63,883,100        62,166,188      42,457,760
less shares owned by subsidiary                  -    (16,015,696) (16,015,696)      (16,015,696)              -
                                     ----------------------------  ------------     ------------     -----------
                                        51,202,111    50,582,070    47,867,404        46,150,492      42,457,760


*The 16,015,696 shares held by Mountain Glen, were cancelled and returned to treasury on March 30, 2004.


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

The Average Rate is set out for each of the periods indicated in the table below.

----------------------------------------------------------------------------------------------------------------------
                                             Fiscal Year Ended March 31,
          2004                    2003                    2002                   2001                   2000
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

       US$0.7412                US$0.6474              US$0.6380               US$0.6630              US$0.6808
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

The high and low exchange rates for each month during the previous six months are as follows:

  ----------------------------------------- --------------------------------------- --------------------------------
                   Month                                     High                                 Low
  ----------------------------------------- --------------------------------------- --------------------------------
  February 2004                                         US$0.7629                           US$0.7439

  March 2004                                            US$0.7645                           US$0.7418

  April 2004                                            US$0.7637                           US$0.7293

  May 2004                                              US$0.7364                           US$0.7158

  June 2004                                             US$0.7459                           US$0.7261

  July 2004                                             US$0.7644                           US$0.7489
  ----------------------------------------- --------------------------------------- --------------------------------

On August 4, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1 Canadian = US$0.7603.

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

     (a)  Speculative business

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

     (b)  Exploration and Development

All of the Company's properties are in the exploration stage. There is no certainty that the expenditures to be made by the Company or its joint venture partner in the exploration of its properties as described herein will result in discoveries of diamonds in commercial quantities. Most exploration projects do not result in the discovery of diamonds and no assurance can be given that any particular level of recovery of diamonds will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. While there are no estimates of reserves, mineral deposits and production costs, these estimates, when made, can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by drilling results.

There can be no assurance that diamonds recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. De Beers Canada is now paying for all exploration of the AK Property, and will also be paying for all development of the AK Property and, with regard to that property, there is currently no risk to the Company in respect of the further exploration and development costs. Any separate and additional exploration done by the Company on its other properties may not result in discovery of any diamondiferous kimberlite.

     (c)  History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

o    $1.81 million for the year ended March 31, 2004.

o    $1.72 million for the year ended March 31, 2003.

o    $1.46 million for the year ended March 31, 2002

As of March 31, 2004, the Company had an accumulated deficit of $23.379 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage, and the Company has no history of earnings or cash flow from operations and, as an exploration Company, has only a history of losses. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

     (d)  Recoverability of capitalized mineral property costs

The recoverability of the amounts capitalized for mineral properties in the Company's consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, is dependent upon the ability of the Company to complete exploration and development, and, if warranted, the discovery of economically recoverable reserves, and upon future profitable production or proceeds from disposition of the Company's mineral properties.

     (e)  Additional Funding Requirements

As of March 31, 2004, the Company had cash and cash equivalents of approximately $0.915 million and working capital of approximately $0.701 million. During the past three fiscal years ended March 31, 2004, the Company has used approximately $3.974 million in cash flows in operating activities including approximately $1.020 million during the fiscal year ended March 31, 2004, $1.585 million during the fiscal year ended March 31, 2003 and $1.369 million during the fiscal year ended March 31, 2002.

The Company's administrative and other expenses are expected to be approximately $0.5 million for the next year. The Company has sufficient working capital for administrative purposes for the next year, but may need to raise additional capital should it participate in exploration programs. The Company may be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders' interests in the Company or to the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations.

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

     (h)  Diamond Prices

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers, of South Africa, and from The Diamond Trading Co., (formerly known as the Central Selling Organization), a marketing agency controlled by De Beers. The price of diamonds dropped sharply after September 11, 2001 and has now recovered, but future prices cannot be predicted. Over the past two years, diamond prices have increased on average by 10% in 2003 and 8% in 2004, but there can be no assurance that the current trend will continue.

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

Further detail on governmental regulation may be found in Item 4 - Business Review - Government Regulation, below.

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

     (j)  Climate and Transportation

The AK Property is subject to climate and transportation risks because of their remote northern location. Such factors can add to the cost of exploration and development and operation, thereby affecting costs and profitability.

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

The results of the desktop study were presented on August 4, 2000 to the board of directors of the Company. The study showed that the modeled rate of return for the mining of the three main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in diamond revenues of approximately 15% to achieve the agreed upon rate. A management committee was constituted and it was decided that the best options to advance the project were an additional bulk sample and additional exploration. The bulk sample was completed in May 2001 and the exploration in June 2001. The final results were reported on December 18, 2001 and were encouraging enough for De Beers to commit to another bulk sample in the winter of 2002. The results of the 2002 bulk sample program of the Hearne and 5034 pipes were reported in April 2003 and the results of the updated desk top study two weeks later. Even though the study showed that estimated capital costs had increased only slightly and that the estimated operating costs had dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, had resulted in an internal rate of return (IRR), which was well below the agreed hurdle rate. Combined with the then current geo-political environment and uncertainties, De Beers decided to postpone a pre-feasibility decision until the following year when the desktop study would be updated again. In the meantime, De Beers would continue with exploration in the Kelvin-Faraday area with an objective of adding to the existing resource.

However, at the end of July 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which supported confidence in longer-term diamond price projections. In November 2003, the board of directors of De Beers approved a budget of approximately $25 million for a pre-feasibility study which started in January 2004. The first phase of the study was completed in June 2004.

This study is expected to be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennedy Lake Project, to advance to mine permitting in the first half of 2005, should the project's profitability level support a decision to proceed to the next phase.

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

     (m)  Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future. The Company is required under the Monopros Joint Venture Agreement (see Item 4B - Information on the Company - Business Overview) to sell its rough diamonds at a price that is reflective of the market price, to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, which controls approximately 60% of the diamond market. There is therefore little competition for diamonds produced from the Company's properties, if any. The Company really only competes in the acquisition of new properties.

     (n)  Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

     (o)  Financing Risks

The Company's current operations do not generate any cash flow. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The degree of the dilution would depend on the stock price. The Company has successfully raised funds in recent years through share and warrant issuances. As at July 31, 2004, the

Company had approximately $775,000 in cash, and the Company does not anticipate having to seek new equity financing this year.

     (p)  Dilution from Outstanding Securities

As at August 2, 2004, there were 1,145,000 options at prices ranging from $0.67 to $2.06 (expiring at various dates), and 1,205,878 warrants outstanding at a price of $0.58 per share expiring December 6, 2004 which, if fully exercised, would increase the number of shares outstanding by 2,350,878. Such options and warrants, if fully exercised, would constitute approximately 4.37% (out of 53,735,847 shares (51,384,969 issued and outstanding, plus total warrants and options) respectively) of the Company's resulting share capital as at August 2, 2004. It is unlikely that options or warrants would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options or warrants and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

     (q)  Liquidity in Trading Market

The Company's shares trade on the Toronto Stock Exchange ("TSX") and are quoted on the NASD OTCBB. The primary market for the Company's shares is the TSX and the trading volume for the Company's shares at the TSX was approximately 30,000 shares per day during the fiscal year ended March 31, 2004.

     (r)  Conflicts of Interest

At the present time, except to the extent that Jan Vandersande has a Consulting Agreement with the Company (see Item 6C - Board Practices), none of the officers and directors are in a position of conflict of interest. Elizabeth Kirkwood does not have a consulting agreement with the Company. However, certain officers and directors of the Company may become associated with other natural resource companies that acquire interests in mineral properties.

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

     (s)  Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figure, Jan Vandersande, who has entered into a new Consulting Agreement with the
Company: See, Item 7B -Related party transactions and Item 6C - Board Practices. Loss of the key person could have a material adverse effect on the Company. The Company does not maintain key-man life insurance on Jan Vandersande.

     (t)  Fluctuations in Company Stock Prices

Prices for the Company's shares on both the TSX and NASD OTCBB have been extremely volatile. The price for the Company's common shares on the TSX ranged from $0.60 (low) and $3.00 (high) during the fiscal year ended March 31, 2004, and from $1.61 (low) to $2.68 (high) during the fiscal quarter ended June 30, 2004. Any investment in the Company's securities is therefore subject to considerable fluctuations in price.

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The Company's shares are quoted on the NASD OTCBB and the closing price of the shares on August 4, 2004 was US$1.55. Purchases and sales of the shares are generally facilitated by NASD broker-dealers who act as market makers for the shares. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

As of March 31, 2000, the Company had one wholly-owned subsidiary, Mountain Province Mining Corp. (USA).

On April 4, 2000, the Company incorporated a wholly-owned subsidiary, Mountain Glen Mining Inc. in Alberta. Pursuant to an arrangement agreement (the "Arrangement Agreement") with Glenmore dated May 10, 2000, Glenmore was amalgamated with Mountain Glen effective as of June 30, 2000 to form a wholly-owned subsidiary (also known as "Mountain Glen Mining Inc.") of the Company. All Glenmore Shares were exchanged for common shares in the Company on the basis of 0.5734401 MPV Shares to one Glenmore Share, and Glenmore Shares were concurrently cancelled. All of the assets of Glenmore became assets of Mountain Glen, including 16,015,696 MPV Shares previously held by Glenmore.

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

Pursuant to an Assignment and Assumption Agreement dated March 25, 2004 between the Company and Mountain Glen, Mountain Glen distributed its property and assets in specie to the Company with the object of winding up the affairs of Mountain Glen. The property transferred included Mountain Glen's shares in Baltic Minerals BV and the 16,015,696 MPV Shares. On March 30, 2004, the 16,015,696 MPV Shares were cancelled and returned to treasury.

Mountain Glen was voluntarily dissolved on August 4, 2004.

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

--------------------------------------------- --------------------------------- --------------------------------------
                  Name of                                 Date of                           Jurisdiction
                 Subsidiary                            Incorporation                      of Incorporation
--------------------------------------------- --------------------------------- --------------------------------------

Mountain Province Mining Corp. (USA)                   September 18, 1987                Nevada, U.S.A.

Baltic Minerals BV                                     January 26, 1996                  The Netherlands

Baltic Minerals Finland OY                             May 18, 1994                      Finland
--------------------------------------------- --------------------------------- --------------------------------------

The subsidiaries of the Company, represented diagrammatically, are as follows:

            --------------------------------------------------------
                         Mountain Province Diamonds Inc.
                               (British Columbia)
            --------------------------------------------------------
                                        |
              ----------------------------------------------------
              |                                                  |
              |                                                  |
              |                                                  |
              |                                                  |
  -------------------------                          ---------------------------
      Baltic Minerals BV                               Mountain Province Mining
            (100%)                                          Corp. (USA)
                                                               (100%)
  ----------------------------                       ---------------------------
              |
              |
  ----------------------------

        Baltic Minerals
          Finland OY
            (100%)
  ----------------------------



The Company's registered and records office is care of its solicitors, MacNeill Law, Suite 950 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3. The executive office is at 21 Nesbitt Drive, Toronto, Ontario M4W 2G2. The telephone number is (416) 364-6928 and the fax number is (416) 364-

0618. The Company's administrative office is located at Empire Towers 1, 3633 East Inland Empire Blvd., Suite 465, Ontario, California, USA 91764.

The Company's initial public offering on the Vancouver Stock Exchange ("VSE") was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company listed its shares on the Toronto Stock Exchange ("TSX") (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the Vancouver Stock Exchange (now known as the TSX Venture
Exchange and prior to that, as the Canadian Venture Exchange ("CDNX")) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on NASD's OTC-Bulletin Board under the symbol "MPVI". The Company is also registered extra-provincially in Manitoba, Saskatchewan, and the Northwest Territory, and is a reporting issuer in British Columbia, Ontario and Alberta. The Company files reports in the United States pursuant to section 13 of the Securities Exchange Act of 1934, as amended.

Principal Capital Expenditures and Divestitures

There are no principal capital expenditures and divestitures currently in progress.

Takeover offers

There were no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares during the last and current financial year.

Acquisitions and Dispositions

On October 10, 2002, the Company granted an option for the acquisition by Vision Gate Ventures Limited (now known as Northern Lion Gold Corp.) of a 70% interest in its Haveri Gold Property, which is not considered to be a property that is material to the Company. Other than this, there were no acquisitions and dispositions undertaken by the Company during the past three fiscal years or during the period since the completion of the most recently completed fiscal year.

     B.   Business Overview.

Description of Business

1.1 Introduction

The Company is a natural resource property exploration company. The Company has interests in several natural resource properties, the most significant and principal property being a 44.1% interest in the AK Property located in the Northwest Territories. See "Item 4D - Property, plants and equipment".

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

The winter 2002 bulk sample program of the 5034 and Hearne pipes was completed on April 20, 2002. The modeled grades and values per carat for both pipes were used to update the desktop study. De Beers Canada's 2003 updated desktop study showed that, due to the decrease in diamond prices since

September 11, 2001 and a lower U.S. dollar against the Canadian dollar, the projected return on the project would be slightly less than that obtained previously. As a result of the indicated Internal Rate of Return, well below the agreed hurdle rate of 15%, De Beers decided to postpone a pre-feasibility decision until the next year when the desktop study would be updated again.

At the end of July, 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which supported confidence in longer-term diamond price projections. In November 2003, the board of directors of De Beers approved a budget of approximately $25 million for a pre-feasibility study which started in January 2004.

This study will be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennady Lake Project, to advance to mine permitting in the first half of 2005, should the project's profitability level support a decision to proceed to the next phase.

For further particulars, reference should be made to Item 4D - Property, plants and equipment - Principal Properties - Resource Properties.

As of June 30, 2000, the Company, through the amalgamation of its wholly-owned subsidiary, Mountain Glen, with Glenmore, acquired the principal properties of Glenmore, namely, the Haveri and Sirkka gold properties, which are located in Finland, and indirect interests in the Telegraph and Springtime Property located the United States. The Sirkka, Telegraph and Springtime claims all lapsed in 2002/2003. The Company's interests in the Ketza River Property and Molanosa Projects have also lapsed. The Company has a 50% interest (acquired pursuant to an option/joint venture agreement with Opus Minerals Inc., now known as First Strike Diamonds Inc. on July 13, 1998) in claims held by Opus Minerals Inc. in the northern end of the Baffin Island. The property values for these claims have been written off and the Baffin Island property is no longer of interest to the Company. The Company also acquired a group of seven claims in northeastern Manitoba on March 20, 2001. Five of the seven claims lapsed in 2003, and the remaining two, in 2004. The Company does not regard the properties, other than the AK Property, as material, and they are only briefly discussed in this annual report. The Haveri property was joint-ventured with Northern Lion Gold Corp. (formerly known as Vision Gate Ventures Limited). For further particulars, reference should be made to Item 4D - Property, plants and equipment - Other Properties.

Foreign Assets

Until the Arrangement with Glenmore Highlands Inc., with the exception of the Maris Project (which has been dropped because the claims have lapsed) all of the Company's assets were located in Canada (see Item 4D - Property, plants and equipment - Principal Properties). Since the Arrangement, the Company has not generated any revenue from operations. Pursuant to the Arrangement, the assets of Glenmore, including properties in Finland, were acquired by Mountain Glen, and are now held by the Company, pursuant to the winding up of Mountain Glen's affairs. A 70% interest in the Haveri Gold Property was optioned to Northern Lion Gold Corp. (formerly Vision Gate Ventures Limited). See Item 4A - History and development of the Company - Acquisitions and Dispositions.

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

Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

In most jurisdictions, mining is regulated by conservation laws and regulations. In the Northwest Territories, the mining industry operates primarily under Canadian federal law because the ownership of water, fisheries, and surface and sub-surface rights to land are vested in the federal government. Accordingly, federal legislation governs prospecting, development, production, environmental protection, exports, and collective bargaining. Matters of a purely local or territorial nature, such as mine safety standards, the establishment of a minimum wage, education and local health services are matters for the Territorial government. With respect to environmental matters, the Company's properties are subject to federal regulation under, inter alia, the Canadian Environmental Protection Act, the Fisheries Act, the Northwest Territories Waters Act, the Arctic Waters Pollution Prevention Act, the Navigable Waters Protection Act, the Mackenzie Valley Resource Management Act and the Mackenzie Valley Land Use Regulations. Territorial environmental legislation may also apply for some purposes. The Mackenzie Valley Land and Water Board established under the federal Mackenzie Valley Resource Management Act has the responsibility to receive and to process applications for water licenses under the Northwest Territories Waters Act in most areas of the Northwest Territories. These licenses outline the volume of water the mine may use, how tailings will be treated, the quality and types of waste that my be deposited into the receiving environment and how the quality and types of waste may be monitored and contain requirements regarding the restoration of the tailings disposal and other affected areas. The Mackenzie Valley Land and Water Board also issues land use permits applicable to most areas of the Northwest Territories under the Mackenzie Valley Land Use Regulations. Such permits govern the manner in which various development activities on federal Crown and other lands may be undertaken. Applicable territorial legislation and regulations include the Apprentice and Trade Certification Regulations, Boilers and Pressure Vessels Regulations, Business Licence Fire Regulations, Civil Emergency Measures Act, Environmental Protection Act, Environmental Rights Act, Explosives Use Act, Explosives Regulations, Fire Prevention Act, Fire Prevention Regulations, Labour Standards Act, Mine Health and Safety Act, Mine Health and Safety Regulations, Public Health Act, Wildlife Act and Workers Compensation Act. The Fisheries Act, Northwest Territories Waters Act, Territorial Lands Act, Mackenzie Valley Land Use Regulations, Transportation of Dangerous Goods Act, and the Canada Mining Regulations are federal legislation or regulations. Failure to comply with provincial and/or federal legislation or regulations may result in cease work orders and/or fines.

The Company's operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Portions of the Northwest Territories will also be subject to the jurisdiction of the Tli Cho Government, a First Nations government which will have certain powers of regulation in respect of "Tli Cho Lands" under the "Tli Cho Agreement", a land claim agreement entered into between the Tli Cho First Nation and the federal and territorial governments.

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

     C.   Organizational structure

See  Item  4A  -  History  and  development  of  the  Company  -  The  Corporate
Organization.

     D.   Property, plants and equipment.

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property, which is located in the Northwest Territories, which is in the exploration stage and there are no reserve estimates at this time. All other estimates have been made at De Beers and De Beers Canada.

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

It should be noted that the SEC Guidelines define "reserve" to mean "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". No such reserves, as defined in the SEC Guidelines or as defined in the CIM Guidelines, have been determined to exist at the present time.

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

Description of Property

     (a)  Administrative Offices

The Company's administrative office is located in the United States at Empire Tower 1, 3633 E. Inland Empire Blvd., Suite 465, Ontario, California 91764. The Company considers these premises suitable for current needs.

     (b)  Mineral Properties

The AK Property

The Company's AK Property is currently under the most intense exploration because of the discovery of the Kennady Lake Kimberlite Field and is considered to be the Company's only principal property.

Location and Access

The AK Property, located in the Mackenzie District of the Northwest Territories, is centred near 63(degree)30' north and 109(degree) 30' west. It is situated between Fletcher Lake and Walmsley Lake to the east, Kirk Lake to the north, and Margaret Lake to the west. The property lies 150 kilometers south-southeast of the main Dia Met Minerals Ltd. ("Dia Met") and BHP Diamonds Inc. ("BHP") discoveries at Lac de Gras and 275 kilometers east-northeast of Yellowknife. The major prospects are in the area of Kennady Lake.

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

                                     Table 4

       Modeled Results for West, Centre, East and North Lobes of 5034 Pipe

 -------------------------------------------------------------------------------------------------------------------

                                            Modeled Grade              Modeled Revenue          Value per tonne
              5034 Pipe                  (carats per tonne)              (US$/carat)                  US$
 -------------------------------------------------------------------------------------------------------------------

 West lobe                                      1.85                         65                       120.3
 Centre lobe                                    1.30                         55                        71.5
 East lobe                                      1.70                         65                       110.5
 North lobe                                     1.70                         65                       110.5
 -------------------------------------------------------------------------------------------------------------------

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

                                     Table 5

            Modeled Results for North and South Lobes of Hearne Pipe

--------------------------------------------------------------------------------------------------------------------

                                       Kimberlite
                                        Resource
                                        (million       Modeled grade       Modeled Revenue      Revenue Per Tonne
             Hearne Pipe                 tonnes)     (carats per tonne)      (US$/carat)               US$
--------------------------------------------------------------------------------------------------------------------

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

1999 Exploration/Delineation Program

Believing there could be more kimberlite bodies in Kennady Lake, De Beers Canada in 1999 continued to undertake surface geological surveys in the vicinity of the known kimberlites. Several lake based geophysical targets (EM highs) were identified by these surveys. The first to be drilled is located approximately 300 meters southwest of the southern extremity of 5034 pipe. The angled drill hole intersected 36 meters of kimberlite between 60 and 104 meters giving a horizontal projection of 22 meters. Based on the available information, De Beers Canada believes that the maximum dimension of this pipe, called the Wallace pipe, is unlikely to exceed 60 meters.

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

Feasibility Study Decision - 2000

When the results as set out in Table 6, above, were obtained, both De Beers Canada and the Company agreed on March 8, 2000, that it was unlikely that the agreed upon rate of return would be achieved from the mining of the 5034, Hearne and Tuzo pipes, using the conventional open pit mining method. As a result, the Company agreed to extend the feasibility study decision date and De Beers Canada has agreed to carry all exploration, development and other project costs. Prior to March 8, 2000, the Company had been paying 44.1% of all project expenses since July 1999. De Beers Canada, in the meantime, conducted a desktop study to investigate several alternative mining scenarios in order to minimize capital and working costs associated with the possible mining of the Kennady Lake pipes. The results of that desktop study were presented to the Company on August 4, 2000. The study showed that the modeled rate of return for the mining of the three main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in diamond revenues of approximately 15% to achieve the agreed upon rate. A management committee was constituted and it was decided that the best options to advance the project were an additional bulk sample and additional exploration. The bulk sample was completed in May 2001 and the exploration in June 2001.

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

2000/2001/2002/2003/2004 Exploration

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

----------------------- --------------------- -------------------- --------------------- --------------------

     Square mesh           Kelvin: 184kg         Faraday: 40kg        Hearne: 128kg          5034: 160kg
                         Number of diamonds
      Size (mm)                               Number of diamonds    Number of diamonds   Number of diamonds
----------------------- --------------------- -------------------- --------------------- --------------------

          2                      5                     1                    2                     4
----------------------- --------------------- -------------------- --------------------- --------------------

          1                      9                     0                    10                   10
----------------------- --------------------- -------------------- --------------------- --------------------

         0.5                     11                    5                    17                   23
----------------------- --------------------- -------------------- --------------------- --------------------

         0.3                     44                   11                    46                   37
----------------------- --------------------- -------------------- --------------------- --------------------

        0.212                    65                   12                    77                   68
----------------------- --------------------- -------------------- --------------------- --------------------

         0.15                   139                   21                    83                   138
----------------------- --------------------- -------------------- --------------------- --------------------

        0.104                    73                   24                   143                   218
----------------------- --------------------- -------------------- --------------------- --------------------

These   results   indicated   that  both  the  Faraday  and  Kelvin  bodies  are
significantly diamondiferous and that more exploration work in that area was needed.

A ground gravity survey conducted in the 2003 winter program covered the Kelvin body and as far as a few hundred meters south of Hobbes, and identified several drill targets. A hole (called Kelvin 1b) drilled 50 m to the west of the original 2000 drill hole into Kelvin (called Kelvin 1a) intersected a total of 25 m of kimberlite horizontally projected in two closely spaced intervals, while a hole drilled 60 m to the east intersected 2.01 m of kimberlite horizontally projected. The Kelvin body now appears to extend not just in the north-south direction, but also in the east-west direction.

A hole (called Kelvin-2) drilled 120 m south of Kelvin along the suspected structure between Kelvin and Hobbes intersected 7.4 m of kimberlite horizontally projected, while a hole (called Hobbes-2) drilled 70 m south of Hobbes intersected two kimberlite intersections of 2.4 m and 3.0 m horizontally projected, respectively. It is suspected that this Hobbes intersection and the Kelvin body could be connected with a kimberlite bearing structure that pinches and swells.

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

The recovered kimberlite from all intersections was sent for petrographic analysis and micro-diamond recovery and the results are shown on Table 8.

  Table 8: Micro-diamonds from the Faraday, Kelvin and Hobbes kimberlite bodies

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

  Square Mesh Size     Faraday-1b 33kg    Faraday -2 65 kg    Kelvin-1b 65 kg     Kelvin-2 16 kg        Hobbes-2
        (mm)              Number of      Number of diamonds      Number of      Number of diamonds        16 kg
                          diamonds                               diamonds                               Number of
                                                                                                        diamonds
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

        2.36                  0                  1                   0                  0                   0
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

        1.70                  0                  2                   0                  0                   0
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

        1.18                  1                  2                   2                  0                   0
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

        0.85                  0                  6                   4                  0                   0
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

        0.60                  1                  7                   6                  0                   0
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

       0.425                  0                  17                 14                  3                   1
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

       0.300                  3                  21                 24                  4                   2
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

       0.212                 11                  41                 40                  4                   4
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

       0.150                  8                  47                 60                  4                   2
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

       0.100                  2                  50                 53                  19                  4
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2_ and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield) or the 0.5 sieve sizes (De Beers), especially considering the small sample sizes.

The kimberlite samples for Kelvin-2 and Hobbes-2 were very small (only 16 kg each) so even though the micro-diamond counts for these bodies are not as good as for the others, the results are still very encouraging. This is especially so considering that, even for the 5034 and Hearne pipes, the micro-diamond counts for 20 kg samples varied significantly.

The winter-spring exploration program started at the end of February 2004. De Beers conducted a very large ground gravity survey from the northern part of Faraday Lake following the structural trend in a southwestern direction to the property border. The survey area was approximately three km wide and six gravity meters were used (compared to one meter the previous year). The targets obtained from the survey were prioritized and then the best and larger ones were drilled. A kimberlite intersection of 2.0 m was intersected approximately 1300 m to the southwest of the Faraday body.

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

The 1,665 carats that were recovered from both pipes (to a 1.5mm lower cut-off) plus the diamonds recovered from the 1999 bulk sample were all valued, based on August 2001 diamond prices, at The Diamond Trading Company (DTC) in London. The De Beers Mineral Resources Estimation Department in Johannesburg has used these values for both bulk samples to update the modeled revenue per carat for each pipe. Production recovery factors, determined by De Beers, were applied and the commonly used commercial bottom cut-off recovery size screen with a 1.50mm square mesh were used. De Beers changed the way diamond values were reported to the Company to make them comparable to the values reported by other Canadian diamond mining companies. To compare the 1999 and the current values, 10% was added to the 1999 values. The average revenue per carat for the 5034 pipe based on August 2001 values was US $65.50 for the combined 1999 and 2001 parcels, compared to the adjusted US $69.30 value for the 1999 bulk sample. Similarly the average revenue per carat for the Hearne pipe was US $63.30 compared to the adjusted US $71.50 value for the 1999 bulk sample. According to analysts and industry sources, the prices of rough diamonds had fallen by an average of around 20% during the recession of 2000-2001 and at least 10% since late 1999. The decreases in value for the diamonds from the 5034 and Hearne pipes were thus consistent with or less than the large drop in rough diamond market values.

A 9.9-carat diamond recovered from the 5034 pipe was of high quality and top color, and was valued by the DTC at approximately US $60,000. The Company's consultant, Overseas Diamonds N.V. from Antwerp, Belgium, valued representative parcels of the diamonds at the DTC in November. Their values for selected parcels were within several percent of the De Beers' values for those same parcels. It was observed at the DTC that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds has led De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes was needed. More high quality diamonds need to be recovered so that their size frequency distribution can be determined more accurately. High quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. High quality diamonds also offer upside potential to the values per carat. The occurrence of the 9.9-carat stone posed the possibility that these stones could occur regularly during production. Consequently, De Beers Canada decided to do more bulk sampling of the Hearne and 5034 pipes in 2002.

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

Table 9 shows the weighted average modeled grades, values per carat and revenues per tonne for the four lobes in the 5034 pipe and the various geologic zones in the Hearne pipe. The 5034 pipe has an indicated resource of 8.6 million tonnes and an inferred resource of 4.5 million tonnes, while Hearne has an indicated resource size of 5.5 million tonnes and an inferred resource of 1.6 million tonnes, all to a depth of 290 m below lake surface.

                                     Table 9

------------------------------- ---------------------------- ---------------------------- ----------------------------

             Pipe                      Modeled Grade               Modeled Values              Revenue per tonne
                                    (Carats per tonne)               (US$ Carat)                     (US$)
------------------------------- ---------------------------- ---------------------------- ----------------------------

             5034                          1.67                         62.70                       104.70
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Hearne                         1.67                         50.00                        83.50
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

The diamonds recovered from the 1999, 2001 and 2002 bulk samples of the Hearne and 5034 pipes and the 1999 bulk sample of the Tuzo pipe (all to a 1.5 mm lower cutoff), were last valued at the Diamond Trading Company (DTC) using the January 2003 diamond prices. The modeled values per carat, based on those valuations and on production recovery factors as determined by De Beers, were reported on April 3, 2003. Since January 2003, diamond prices have risen due to strong demand and the DTC has increased their selling prices several times. The modeled values per carat for the three pipes were adjusted recently using the March 2004 DTC diamond prices.

The table below shows the weighted average modeled values per carat for the three pipes in January 2003 and March 2004.

---------------------------------------- -------------------------------------- --------------------------------------

             Name of Pipe                January 2003 Modeled Value Per Carat    March 2004 Modeled Value Per Carat
                                                    (US$ per Carat)                        (US$ per Carat)
---------------------------------------- -------------------------------------- --------------------------------------

                 5034                                    62.70                                  74.20
---------------------------------------- -------------------------------------- --------------------------------------

                Hearne                                   50.00                                  61.00
---------------------------------------- -------------------------------------- --------------------------------------

                 Tuzo                                    41.50                                  49.00
---------------------------------------- -------------------------------------- --------------------------------------

The average modeled values per carat increased from 18% for the 5034 and Tuzo pipes to 22% for the Hearne pipe during the January 2003 to March 2004 time period.

Feasibility Study Decision - 2003

The results of the 2002 bulk sample program of the Hearne and 5034 pipes were reported in April 2003 and the results of the updated desk top study two weeks later. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and uncertainties, De Beers decided to postpone a pre-feasibility decision until the next year when the desktop study would be updated again. In the meantime, De Beers would continue with exploration in the Kelvin-Faraday area with an objective of adding to the existing resource.

At the end of July, 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which supported confidence in longer-term diamond price projections. In November 2003, the De Beers board approved a budget of approximately $25 million for a pre-feasibility study which started in January 2004.

This study is expected to be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennady Lake Project to advance to mine permitting in the first half of 2005, should the project's profitability level support a decision to proceed to the next phase.

Other Properties

No work has been done on the Baffin Island Joint Venture since 2001 and the property was written off in fiscal 2004.

Pursuant to the amalgamation of Mountain Glen and Glenmore, the Company's wholly-owned subsidiary, Mountain Glen, acquired mineral properties in Finland. These mineral properties were transferred to the Company when Mountain Glen wound up its affairs.

There were two gold properties in Finland - the Haveri and Sirkka Properties. An option was granted on October 10, 2002 to Northern Lion Gold Corp. (formerly Vision Gate Ventures Limited) for the acquisition of a 70% interest in the Haveri Properties. The Sirkka property claims have lapsed.

The Company does not regard the Haveri property as a material property.

Item 5   Operating and Financial Review and Prospects.

     A.   Operating results.

The following discussion of the financial condition and operating results of the Company should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Discussion and analysis set forth below covers the results obtained under GAAP in Canada. A significant difference between Canadian and U.S. GAAP exists with respect to accounting for mineral property acquisition and exploration costs which have been capitalized under Canadian GAAP but generally are required to be expensed under U.S. GAAP when incurred until such time as commercially mineable deposits are determined to exist within a particular property. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 9 to the consolidated financial statements. The discussion below summarizes results of operations in accordance with Canadian GAAP.

Fiscal Year ended March 31, 2004 compared to Fiscal Year ended March 31, 2003

The Company's loss for the fiscal year ended March 31, 2004 ("fiscal 2004") totalled $1,813,005 or $0.04 per share compared to $1,718,342 or $0.03 per share for the fiscal year ended March 31, 2003 ("fiscal 2003"). These losses included the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc.
(MGM). MGM's loss for fiscal 2004 was $16,978 compared to a loss of $76,836 during fiscal 2003.

During fiscal 2004, operating expenses were $1,231,491 compared to $1,566,498 in fiscal 2003. The reduction in operating expenses of $335,007 or 21.4% was primarily the result of the following cost reducing measures: (i) reduced rent ($23,600 in fiscal 2004 and $37,095 in fiscal 2003) and office and administration costs ($73,312 in fiscal 2004 and $132,898 in fiscal 2003) resulting from closing the office in Vancouver, Canada, (ii) decreased salary and benefit costs ($78,805 in fiscal 2004 and $166,550 in fiscal 2003) due to a reduction in the number of employees and reduced wages, (iii) the elimination of management fees (nil in fiscal 2004 and $45,000 in fiscal 2003), (iv) a reduction in the promotion and investor relations expenses ($94,803 in fiscal 2004 and $213,760 in fiscal 2003), and (v) a reduction of property evaluation and maintenance costs (nil in fiscal 2004 and $62,076 in fiscal 2003) as our joint venture partners funded all property evaluation costs during the year. Other cost savings were realized with respect to lower regulatory fees and transfer agent costs ($17,807) and travel expenses ($38,465). These cost savings were partially offset by increased professional fees ($307,441 in fiscal 2004 and $240,203 in fiscal 2003), due in part to the extra work required as a result of the introduction of the Sarbanes-Oxley Act and the wind-up of Mountain Glen Mining Inc., and increased severance and contract termination costs ($368,668 in fiscal 2004 and $331,500 in fiscal 2003).

The severance and contract termination costs in fiscal 2004 pertain to a one-time payment of US$120,000 ($159,387) and 60,000 common shares to a director of the Company to terminate his previous consulting agreement and enter into a new consulting agreement. The 60,000 shares were valued at their fair value on the date of issuance at $156,000. In addition, severance and contract termination costs includes $53,281 of severance payments made by the Company to an officer and to an employee during fiscal 2004. These one-time expenses total $368,668 and represent 29.9% of the overall operating expenses for fiscal 2004. During fiscal 2003 a one-time severance payment of $331,500 was paid to a director and a $24,419 stock-based compensation expense for the granting of stock options to a consultant was made, representing 23% of the operating expenses in fiscal 2003.

During fiscal 2004 the Company's interest income was $12,127 compared to $19,034 a year earlier. The decrease is a result of lower interest rates and reduced funds available for investment.

The fiscal 2004 expenses include a write-down of $589,669 of mineral properties and deferred exploration costs, relating principally to the Baffin Island diamond property. In fiscal 2003 there was a write down of $120,435 relating mostly to the Rabbit Tracks Diamond Project in Manitoba.

Fiscal Year ended March 31, 2003 compared to Fiscal Year ended March 31, 2002

The Company's loss for the fiscal year ended March 31, 2003 ("fiscal 2003") totaled $1,718,342 or $0.03 per share compared to $1,455,881 or $0.03 per share for the fiscal year ended March 31, 2002 ("fiscal 2002"). These losses included the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc.
(MGM). MGM's loss for fiscal 2003 was $76,836 compared to a loss of $130,583 during fiscal 2002.

During fiscal 2003, operating expenses were $1,566,498 compared to $1,456,698 in fiscal 2002. The operating expenses for fiscal 2003 included a one-time severance payment of $331,500 to a director of the Company and a $24,419 stock-based compensation expense for the granting of stock options to a consultant for services rendered. These two expenses accounted for 23% of the operating expenses in fiscal 2003 and no comparable expenses were incurred in fiscal 2002. Excluding the severance and stock-based compensation expenses, operating expenses were reduced in fiscal 2003 as compared to fiscal 2002 as a result of the following cost cutting measures: (i) reduced rent ($37,095 in fiscal 2003 and $126,356 in fiscal 2002) resulting from the move to smaller offices in both the United States and Canada, (ii) decreased salary and benefit costs ($166,550 in fiscal 2003 and $231,984 in fiscal 2002) due to a reduction in the number of employees and reduced wages, and (iii) reductions in management fees ($45,000 in fiscal 2003 and $96,000 in fiscal 2002), and consulting expenses ($165,055, excluding the $24,419 stock-based compensation expense, in fiscal 2003 and $227,023 in fiscal 2002) as a result of top management accepting lower fees for their services. Other cost savings were realized with respect to lower insurance, office, and travel expenses. These reductions were partially offset by increased professional fees ($240,203 in fiscal 2003 and $167,444 in fiscal 2002), due in part to the extra work required as a result of the introduction of the Sarbanes-Oxley Act.

During fiscal 2003 the Company's interest income was $19,034 compared to $17,901 a year earlier.

The fiscal 2003 expenses include a write-down of $120,435 of mineral properties and deferred exploration costs, relating mostly to the Rabbit Tracks Diamond Project in Manitoba. There was no write-down of mineral property during fiscal 2002.

     B.   Liquidity and capital resources

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2004, the Company had $914,494 in cash and cash equivalents, compared with $1,210,076 a year earlier. At March 31, 2004 the Company had a working capital position of $700,953 compared with $1,037,460 a year earlier. The Company had no long-term debt at either March 31, 2004 or 2003. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

During fiscal 2004 the Company received $720,002 by issuing 560,040 shares upon the exercise of various stock options. During fiscal 2003 the Company received $607,829 by issuing 544,900 shares upon exercise of various stock options and $1,640,985 upon exercise of warrants to purchase 2,169,766 shares.

During fiscal 2004 the Company has aggressively reduced its operating costs by closing the Vancouver office, by eliminating salaried employees and outsourcing its accounting and corporate secretarial functions. Going forward in fiscal 2005, the Company estimates its monthly operating expenses to be approximately $40,000 per month, or $480,000 per year. The Company does not incur any costs in connection with the Gahcho Kue Project as De Beers in responsible for all exploration, development and evaluation costs to production. The Company does have costs associated with maintaining its subsidiary companies which hold the Havari Gold prospect in Finland estimated at approximately $15,000 per annum.

With the cash on hand at March 31, 2004 of $914,494, the Company is financed in fiscal 2004 for its operating expenses and subsidiary maintenance costs.

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kue Project, if placed into production. There is no assurance that the property will be developed or placed into production. In January, 2004, De Beers commenced an in-depth project study of the joint venture's Hearne, 5034, and Tuzo kimberlite bodies. This study will be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase.

It is anticipated that the cash and cash equivalents on March 31, 2004 provide the Company with sufficient funds until approximately late calendar 2005. Although the Company has received funds from the exercise of stock options and warrants in the past and the exercise of some outstanding warrants and/or options, which are currently in the money, could conceivably extend that date into calendar 2006, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

As at August 2, 2004, the Company has 1,145,000 stock options outstanding which are exercisable at prices between $0.67 and $2.06 per share. If all of the stock options were exercised, the Company would receive proceeds of $1,563,000, but there is no assurance that these will be exercised and such exercise cannot be considered to be part of the Company's financing strategy. Similarly, the Company also has 1,205,878 warrants outstanding exercisable at $0.58 until December 6, 2004. If all the warrants were exercised, the Company would receive proceeds of $699,409. If all of the options and warrants were exercised, to which no assurance can be given that all or any will be exercised, these funds would be available to the Company as working capital.

     C.   Research and development, patents and licenses etc.

The Company does not engage in any research and development activities and has not patents or licenses.

     D.   Trend information

There are no major trends which are anticipated to have a material effect on the Company's financial condition and results of operations in the near future. The reduction of expenses has been achieved in most areas. Management will continue its efforts to reduce other expenses.

     E.   Off-balance sheet arrangements

The Company has no off balance sheet arrangements.

     F.   Tabular disclosure of contractual obligations

The Company is committed to payments under an operating lease for office premises through to December, 2004 of approximately $1,460 per month. The following table lists, as of March 31, 2004, information with respect to the Company's known contractual obligations.

--------------------------------------- ------------------------------------------------------------------------------

                                                                   Payments due by period
                                        ------------------ --------------- ----------------- ------------ ------------

Contractual Obligations                 Total              Less   than  1  1-3 years         3-5 years    More   than
                                                           year                                           5 years
--------------------------------------- ------------------ --------------- ----------------- ------------ ------------

Long-term Debt Obligations              0                  0               0                 0            0
--------------------------------------- ------------------ --------------- ----------------- ------------ ------------

Capital (Finance) Lease Obligations     0                  0               0                 0            0
--------------------------------------- ------------------ --------------- ----------------- ------------ ------------

Operating Lease Obligations             $13,140            $13,140         0                 0            0
--------------------------------------- ------------------ --------------- ----------------- ------------ ------------

Purchase Obligations                    0                  0               0                 0            0
--------------------------------------- ------------------ --------------- ----------------- ------------ ------------

Other Long-Term  Liabilities Reflected  0                  0               0                 0            0
on the  Company's  Balance Sheet under
the GAAP of the primary financial
statements
--------------------------------------- ------------------ --------------- ----------------- ------------ ------------

Total                                   $13,140            $13,140         0                 0            0
--------------------------------------- ------------------ --------------- ----------------- ------------ ------------

     G.   Safe harbour

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for base metals the impact of changes in foreign currencies' exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for base metals, replacement of reserves and production, receipt of permits and approvals from governmental authorities.

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

U.S. Generally Accepted Accounting Principles

U.S. GAAP differs in some respects from Canadian GAAP, as applied to the Company. Reference should be made to Item 3A - Selected Financial Data, and Note 9 to the Consolidated Financial Statements of the Company for a description and quantification of material measurement differences between Canadian GAAP and U.S. GAAP.

Item 6   Directors, Senior Management and Employees.

     A.   Directors and Senior Management.

The following table lists, as of March 31, 2004, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

------------------------------- ---------------------------------------- ----------------------------------- ---------

             Name                        Position with Company               Date of First Appointment         Age
------------------------------- ---------------------------------------- ----------------------------------- ---------

Jan W. Vandersande              President and Director                   A director  and President of Old       58
                                                                         MPV since May 22, 1996. President
                                                                         and Director of the Company since
                                                                         November 1, 1997.
------------------------------- ---------------------------------------- ----------------------------------- ---------

Carl Verley                     Director(2)(3(4))                        Director of Old MPV since              54
                                                                         December 2, 1986 and Director of
                                                                         the Company since November 1,
                                                                         1997.
------------------------------- ---------------------------------------- ----------------------------------- ---------

David E. Whittle                Director(2)(3)(4)                        November 1, 1997                       40
------------------------------- ---------------------------------------- ----------------------------------- ---------

D. Harry W. Dobson              Director                                 November 1, 1997                       56
------------------------------- ---------------------------------------- ----------------------------------- ---------

Elizabeth J. Kirkwood           Director, Chairman, Corporate            Director since September 21, 2001      54
                                Secretary and Chief Financial            and Chairman since January 3,
                                Officer(2)(4)                            2003. She was appointed Corporate
                                                                         Secretary and Chief Financial
                                                                         Officer on September 16, 2003.
------------------------------- ---------------------------------------- ----------------------------------- ---------

Jonathan Comerford              Director(2)(3)(4)                        September 21, 2001                     32
------------------------------- ---------------------------------------- ----------------------------------- ---------

(1) The information provided as to country of residence and the details listed as to the principal occupation of the directors and executive officers is not within the knowledge of the management of the Company and has been provided by the respective directors and executive officers.

(2) Member of the Company's Corporate Governance Committee.

(3) Member of the Company's Audit Committee.

(4) Member of the Company's Compensation Committee.

(5) Jesus R. Martinez, who was on the board from November 1, 1997, and Corporate Secretary of Old MPV since September 9, 1991, resigned from the board of directors effective February 2, 2004. He ceased to Corporate Secretary on September 16, 2003. Pradeep Varshney, who was appointed Chief Financial Officer on July 23, 1998, ceased to be Chief Financial Officer effective September 16, 2003.

Resumes

The following is a description of the Company's directors and senior management. The information provided is not within the knowledge of the management of the Company and has been provided by the respective directors and senior officers.

Jan W. Vandersande, Ph.D.

A director and President of Old MPV since May 22, 1996. President, and a director of the Company since November, 1997. He is a U.S. citizen and has a BA from Swarthmore College, a M.Sc. (Physics) from Cornell University and a Ph.D. (Solid State Physics) from the University of the Witwatersrand, South Africa. His thesis was on the properties of natural diamonds. While in South Africa, he worked closely with De Beers Diamond Research Laboratory. He is a former Associate Professor of Physics at Cornell University and the University of the Witwatersrand where he performed research relating to the conductivity of rocks and minerals, including diamonds. He is the author of over 30 published articles, including book contributions, on the properties of natural diamonds and diamond films. He is a former financial and scientific consultant and mining analyst. He has provided financial advice to brokerage firms, money managers and private clients on natural resource companies and commodities. Dr. Vandersande's responsibilities include overseeing the Company's day to day operations.

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

David E. Whittle, B.Com., C.A.

A director of the Company since November 1997. He is a resident of British Columbia, Canada. A Chartered Accountant, Mr. Whittle was employed with Coopers & Lybrand, Chartered Accountants, from 1987 to 1992. Since 1992, Mr. Whittle has served as operator or partner of a financial consulting and chartered accounting practice. From 1993 to June 2000, Mr. Whittle was President and director of Glenmore Highlands Inc. and President and director of 444965 B.C. Ltd. From
November 1997 to April 1998, Mr. Whittle served as Secretary of the Company. From 1994 to January 1998, Mr. Whittle was CFO and a director of Lytton Minerals Limited. From 1993 to January 1998, Mr. Whittle was CFO,

Corporate Secretary and a director of New Indigo Resources Inc. Mr. Whittle is currently also a director of Image Innovations Holdings Inc.

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

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been a director of the Company since September, 2001 and Chairman of the Board of the Company since January 2003. She was appointed Chief Financial Officer and Corporate Secretary of the Company on September 16, 2003. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood is President and CEO of First Nickel Inc. (since November 2003), Oil Springs Energy Corp. (formerly Oil Springs Energy Corp. since July, 1973), First Strike Diamonds Inc. (since October 1995). . She is also a director of Intrepid Minerals Corporation (since April 1999). She has been a past director of Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002) and a past director and officer of Hucamp Mines Limited (May, 2001-May 2002).

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

     B.   Compensation.

The Company has two executive officers (collectively, the "Executive Officers"):
Jan W. Vandersande, the President, and Elizabeth Kirkwood, who is also Chairman of the Board, Corporate Secretary and Chief Financial Officer. For particulars on these executive officers, reference should be made to Item 6A - Directors and Senior Management - Resumes. Elizabeth Kirkwood does not have a consultancy agreement with the Company but is paid for work done pursuant to invoices approved by Jan W. Vandersande.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is detailed in the table below:

                           Summary Compensation Table

---------------------------------------------------------------------------------------------------------------------

                                           Annual Compensation               Long Term Compensation
---------------------------------------------------------------------------------------------------------------------

                                                                                Awards           Payouts
                                                                        ---------------------------------------------
                                                                        ---------------------------------------------

                                                             Other      Securities  Shares   or            All
                                                             Annual     Under       Units                  Other
Name and Principal      Financial                         Compen-sation Options /   Subject  to  LTIP      Compen-
Position    of   Named  Year         Salary      Bonus        ($)       SARs        Resale       Payouts   sation
Executive Officer       Ending        ($)         ($)                   Granted     Restrictions ($)       ($)
                                                                        (#)         ($)
---------------------------------------------------------------------------------------------------------------------

Elizabeth Kirkwood      2004       Nil         Nil        $30,700(1)    Nil         Nil          N/A       Nil
Chairman,        Chief
Financial  Officer and
Secretary
---------------------------------------------------------------------------------------------------------------------

Jan W. Vandersande      2004       Nil         46,025(3)  129,138 (2)   Nil         Nil          N/A       315,387
President   and  Chief
Executive Officer

---------------------------------------------------------------------------------------------------------------------

(1) Of these monies, $24,950 was paid to Elizabeth Kirkwood as Chairperson's honorarium, and $5,750 was paid for consulting fees.

(2) These monies were paid to Dr. Vandersande pursuant to a consulting agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(3) Out of this sum, $39,831 was paid to Dr. Vandersande in consideration of the termination of the consulting agreement. In consideration of terminating his old consulting agreement and entering into a new consulting agreement, Dr. Vandersande earned a one-time payment of US$120,000 (CDN$159,387), of which US$90,000 (CDN $119,552) is payable on March 31, 2004, and 60,000 common shares of the Company which were valued at their fair value on the date of issuance at $156,000.

The Company has no Long-Term Incentive Plan ("LTIP) in place and therefore there were no awards made under any long-term incentive plan to the Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

During the most recently completed financial year, no incentive stock options granted to the Executive Officers and no SARs (stock appreciation rights) were granted during this period.

The following table sets out incentive stock options exercised by the two Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Executive Officers. During this period, no outstanding SARs were held by the Executive Officers.

--------------------------------------------------------------------------------------------------------------------

                                                                                             Value of Unexercised
                              Securities,                        Unexercised Options at      In-the-Money Options
                              Acquired on       Aggregate          Financial Year-End        at Financial Year-End
                                Exercise          Value         Exercisable/Unexercisable      ($) Exercisable /
Name                              (#)        Realized ($)(1)               (#)                 Unexercisable (2)
--------------------------------------------------------------------------------------------------------------------

Elizabeth Kirkwood               44,000           67,740               50,000/Nil                 52,000/Nil

--------------------------------------------------------------------------------------------------------------------

Jan W. Vandersande               37,000           27,750               180,000/Nil                182,000/Nil
--------------------------------------------------------------------------------------------------------------------

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at March 31, 2004, (ie. financial year end) was $2.40.

There were no options or freestanding SARs held by the Executive Officers that were repriced downward during the most recently completed financial year of the Company.

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company's officers and key employees.

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

     C.   Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next Annual General Meeting of the shareholders of the Company has been scheduled for September 21, 2004.

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

The current members of the Audit Committee are Jonathan Comerford, Carl Verley and David Whittle. The Audit Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term.

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. Its primary duties and responsibilities are to:

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

Nominating/Corporate Governance Committee

The members of the Corporate Governance Committee are Jonathan Comerford, David Whittle and Carl Verley, a majority of whom are unrelated.

The Corporate Governance Committee is responsible for assessing directors on an ongoing basis and for developing the Company's approach to governance issues and for the Company's response to the Sarbanes-Oxley Act of 2002, as implemented by the U.S. Securities and Exchange Commission, and the Toronto Stock Exchange's governance guidelines.

Compensation Committee

The Compensation Committee is composed Carl Verley, David Whittle, and Jonathan Comerford, a majority of whom are unrelated. The Committee, in consultation with the Chairman and CEO of the Company, makes recommendations to the Board on the Company's framework of executive remuneration and its cost and on specific remuneration packages for each of the executives. The remuneration of non-executives, including members of the Compensation Committee, is determined by the Board.

One of the directors, Jan W. Vandersande, entered into a Consulting Agreement dated June 1, 1997 (the "Old Consulting Agreement") with the Company. This agreement was amended on January 1, 2001 and January 1, 2002, pursuant to which Dr. Vandersande was paid a remuneration of US$12,000 per month from January 31, 2001 until December 31, 2001, and US$8,000 per month for a period of 12 months commencing January 1, 2002 and ending on December 31, 2002, following which the original monthly remuneration rate of US$14,000 would resume.

The Old Consulting Agreement (as amended) provided for severance amounts of the greater of three times the amount of Dr. Vandersande's salary at the date of termination or US$504,000, in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause. On January 1, 2004, the Consulting Agreement was terminated and replaced with a new Consulting Agreement (the "New Consulting Agreement"). Pursuant to the New Consulting Agreement, Dr. Vandersande would be paid US$7,500 a month. In consideration for the termination of the Old Consulting Agreement, the Company agreed to pay Dr. Vandersande the sum of $120,000 payable monthly in 12 equal instalments and to the issued of shares from the pool of stock options available for stock option grants under the Company's Stock Option Plan, 60,000 common shares in the capital of the Company. 55,000 of the shares are subject to escrow, to be released monthly in 11 equal instalments. A copy of the New Consulting Agreement is filed herewith as an exhibit to this Annual Report.

     D.   Employees.

As at the end of March 31, 2004, the Company had nil full-time employees (not including the President, Jan W. Vandersande, or the Chief Financial Officer and Corporate Secretary, Elizabeth Kirkwood). The employment contract of the
Company's former Chief Financial Officer, Pradeep Varshney, was terminated on October 10, 2003. The U.S. office uses a part-time secretary.


De Beers Canada employs personnel who conduct the exploration and other activities on the AK Property.

     E.   Share ownership.

The following table sets forth, as of August 2, 2004, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

------------------------------- ---------------------------- ---------------------------- ----------------------------

                                                                                           Percentage(8) of Class
                                                                                          ([No. of shares, options +
                                                                                            warrants held by owner]
                                                                                            divided by [total issued
                                                                                            and outstanding(9) plus
                                                                                              no. of options and
            Title                Name of Beneficial Owner              Amount               warrants held by owner]
           of Class                                                  and Nature               multiplied by 100)
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                     268,000(1)
Common                          Jan W. Vandersande                                                  0.5197%

------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                     265,250 (2)
Common                          Carl Verley                                                          0.5146%

------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                     191,234 (3)
Common                          David E. Whittle                                                     0.3708%

------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                    1,537,336 (4)
Common                          D. Harry W. Dobson                                                   2.9703%

------------------------------- ---------------------------- ---------------------------- ----------------------------

Common                          Elizabeth Kirkwood                   50,000 (5)                      0.0972%

------------------------------- ---------------------------- ---------------------------- ----------------------------

Common                          Jonathan Comerford                       0 (6)                         0%

------------------------------- ---------------------------- ---------------------------- ----------------------------

Common                          Officers and Directors as           2,311,820(7)                     4.4171%
                                a Group
------------------------------- ---------------------------- ---------------------------- ----------------------------

(1)  Includes 88,000 shares and nil warrants (exercisable presently or within 60 days) and 180,000 options (exercisable presently or within 60 days). 80,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(2) Includes 105,250 shares and nil warrants (exercisable presently or within 60 days) and 160,000 options (exercisable presently or within 60 days). 60,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(3) Includes 1,234 shares and nil warrants (exercisable presently or within 60 days) and 190,000 options (exercisable presently or within 60 days). 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 90,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(4) Includes 1,164,923 shares and 172,413 warrants (exercisable presently or within 60 days) and 200,000 options (exercisable presently or within 60 days). 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(5) Includes nil shares and nil warrants (exercisable presently or within 60 days) and 50,000 options (exercisable presently or within 60 days). The 50,000 options are exercisable at a price of $1.36 per share and expire on October 21, 2007.

(6) Includes nil shares and nil warrants (exercisable presently or within 60 days) and nil options (exercisable presently or within 60 days).

(7) Includes 1,359,407 shares and 172,413 warrants (exercisable presently or within 60 days) and 780,000 options (exercisable presently or within 60 days).

(8) The calculation does not include stock options that are not exercisable presently or within 60 days.

(9) Total issued and outstanding capital as at the close of August 2, 2004 was 51,384,969 shares.

(10) The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a Stock Option Plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7 Major Shareholders and Related Party Transactions.

     A.   Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at August 2, 2004, the Company's issued and outstanding capital was 51,384,969 shares.

The Company is a publicly-owned corporation the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at July 26, 2004, the Company believes that approximately 12,948,731 of the issued and outstanding common shares were held by 81 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at August 2, 2004) and percentage of shares, warrants and options held by the Company's major shareholders on a partially diluted basis.

------------------------------------------ ----------------------------- -------------------------------------------

           Name of Shareholder                  No. of Shares Held        Percentage out of issued and outstanding
                                                                         share capital of 51,384,969 shares (as at
                                                                                      August 2, 2004)
------------------------------------------ ----------------------------- -------------------------------------------

Bottin (International) Investments Ltd.      13,253,430                         25.79%
(controlled by Dermot Desmond)
------------------------------------------ ----------------------------- -------------------------------------------

De Beers Canada Exploration Ltd.             3,103,543                          6.04%
(formerly Monopros Limited)
------------------------------------------ ----------------------------- -------------------------------------------

(1) The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

Major shareholders of the Company do not have any special voting rights.

Of the major shareholders, De Beers Canada changed its shareholdings from 2,176,977 shares and 983,666 warrants on August 17, 2001, to 3,103,543 shares and nil warrants as of August 2, 2004. Bottin (International) Investments Ltd. became shareholders of the Company subsequent to the Arrangement with Glenmore effected on June 30, 2000 and held no securities in the Company prior to that date. Its current securities holdings are as shown in the above table.

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

Key management personnel of the Company are Elizabeth Kirkwood, who is Chairman of the Board, Chief Financial Officer and Corporate Secretary, and Jan W. Vandersande, who is President of the Company. Both Dr. Vandersande and Elizabeth are also directors of the Company. See Item 6B - Compensation.

Of such key management personnel, only Jan W. Vandersande has a Consulting Agreement with the Company. See Item 10C - Material Contracts and Item 6C - Board Practices.

There were no related party transactions included in the management fees during the year ended March 31, 2004.

The Company entered into a Corporate Services Agreement effective September 1, 2003 with 1014620 Ontario Inc. Elizabeth J. Kirkwood, the Chairman, Chief
Financial Officer, Secretary and a director of the Company, is also the sole director, officer and shareholder of 1014620 Ontario Inc. Under the Corporate Services Agreement, the Company retained 1014620 Ontario Inc. to provide bookkeeping and accounting services (including cash-flow management, accounts payable, accounts receivable, government remittances, preparing unaudited interim financial statements, and assisting the Company's auditors in the preparation of the audited year-end financial statements) and corporate secretarial services (including the preparation, dissemination and filing of all press releases and material change reports and any and all agendas, minutes, reports and proxy materials that are required by a publicly traded company, including filing all such press releases, notices, reports and financial statements on SEDAR)(the "Corporate Services").

The two-year term of the Corporate Services Agreement expires on August 31, 2005. During the term, 1014620 Ontario Inc. will be paid a monthly fee of $3,000 ($36,000 per annum) for providing the Corporate Services, and will also be reimbursed for all reasonable out-of-pocket expenses properly incurred in connection with the performance of the Corporate Services. Either the Company or 1014620 Ontario Inc. may terminate the Corporate Services Agreement for any reason upon sixty days' prior written notice to the other party, or in the case of termination by the Company, upon payment of two months' fees in lieu of such written notice. During the year ended March 31, 2004, the Company paid $21,000 for corporate services to 1014620 Ontario Inc.

During the year ended March 31, 2004, Elizabeth Kirkwood, in her individual capacity, was also paid $5,750 for consulting services rendered and $24,950 for the Chairperson's honorarium.

During the year ended March 31, 2004, the Company paid a total of $176,896 to Jan W. Vandersande, the President and a director of the Company, for consulting, management, property evaluation and administration services and to companies in which other directors have an interest.

There are no debts owing directly or indirectly to the Company or its subsidiaries by any director or officer of the Company.

As of March 31, 2004, the Company owed $3,000 to David Whittle, a director of the Company. This was in respect of an account that Mr. Whittle had paid on behalf of Glenmore. The Company proposes to pay Mr. Whittle the outstanding amount this year and otherwise there is no indebtedness amongst the directors and the Company.

For further particulars on related party transactions, see note 7 to the Company's Consolidated Financial Statements for the years ended March 31, 2004, 2003 and 2002, which are incorporated by reference.

     C.   Interests of experts and counsel.

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this sub-item.

Item 8 Financial Information.

     A.   Consolidated Statements and Other Financial Information.

Listed in Item 19 hereto are audited consolidated financial statements audited by an independent registered public accounting firm accompanied by audit report(s) as at March 31, 2004 and 2003 and for the fiscal years ended March 31, 2004, 2003 and 2002.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

          B.   Significant Changes.

There have been no significant changes since the date of the Company's annual financial statements other than the cancellation of the 16,015,696 MPV shares held by Mountain Glen, and the winding up of the affairs and dissolution of Mountain Glen.

Item 9 The Offer and Listing.

          A.   Offer and Listing Details

The common shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on January 22, 1999. The Company's shares were delisted from the Vancouver Stock Exchange ("VSE", now known as the TSX Venture Exchange and before that, the Canadian Venture Exchange ("CDNX")) on January 31, 2000, and from the Nasdaq Smallcap Market on September 29, 2000. The Company's shares also trade on the NASD's OTC-Bulletin Board ("NASD OTCBB") under the symbol "MPVI".

The following tables set forth the reported high and low prices on the TSX and/or the VSE (combined for the fiscal year ended March 31, 2000 when the Company was listed on both the TSX and the VSE), and for Nasdaq and/or NASD OTCBB (combined for the period ended March 2001), for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2003, and for the most recent six months.

----------------------------------------------------------------------------------------------------------------------

                              High and Low Prices for the Five Most Recent Fiscal Years
----------------------------------------------------------------------------------------------------------------------

  Fiscal Year ended                       TSX/VSE (1)                               NASDAQ (2) / NASD OTCBB
---------------------- -------------------------------------------------- --------------------------------------------

                             High (CDN$)               Low (CDN$)             High (US$)             Low (US$)
---------------------- ------------------------ ------------------------- -------------------- -----------------------

March 31, 2004                  $3.00                    $0.60                   $2.25                 $0.37
---------------------- ------------------------ ------------------------- -------------------- -----------------------

March 31, 2003                  $2.26                    $0.62                   $1.55                 $0.39
---------------------- ------------------------ ------------------------- -------------------- -----------------------

March 31, 2002                  $1.50                    $0.44                   $1.08                 $0.27
---------------------- ------------------------ ------------------------- -------------------- -----------------------

March 31, 2001                  $1.21                    $0.37                   $1.34                 $0.22
---------------------- ------------------------ ------------------------- -------------------- -----------------------

March 31, 2000                  $4.20                    $1.15                   $2.81                 $0.75
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

---------------------------------------------------------------------------------------------------------------------

                               High and Low Prices for Each Quarterly Period for the
                              Past Two Fiscal Years and For the first Quarter of 2004
---------------------------------------------------------------------------------------------------------------------

                                             TSX                                         NASD OTCBB
---------------------------------------------------------------------------------------------------------------------

Period Ended:                High (CDN$)              Low (CDN$)              High (US$)             Low (US$)
---------------------------------------------------------------------------------------------------------------------

June 30, 2004                   $2.68                   $1.61                   $2.00                  $1.19
---------------------------------------------------------------------------------------------------------------------

March 31, 2004                  $2.88                   $2.16                   $2.15                  $1.68
---------------------------------------------------------------------------------------------------------------------

Dec. 31, 2003                   $3.00                   $1.33                   $2.25                  $1.00
---------------------------------------------------------------------------------------------------------------------

Sept. 30, 2003                  $1.53                   $0.72                   $1.15                  $0.48
---------------------------------------------------------------------------------------------------------------------

June 30, 2003                   $1.95                   $0.60                   $1.30                  $0.37
---------------------------------------------------------------------------------------------------------------------

March 31, 2003                  $2.26                   $1.40                   $1.55                  $0.91
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

                               High and Low Prices for Each Quarterly Period for the
                              Past Two Fiscal Years and For the first Quarter of 2004
---------------------------------------------------------------------------------------------------------------------

                                             TSX                                         NASD OTCBB
---------------------------------------------------------------------------------------------------------------------

Period Ended:                High (CDN$)              Low (CDN$)              High (US$)             Low (US$)
---------------------------------------------------------------------------------------------------------------------

Dec. 31, 2002                   $1.78                   $1.02                   $1.14                  $0.64
---------------------------------------------------------------------------------------------------------------------

Sept. 30, 2002                  $1.55                   $0.62                   $0.99                  $0.39
---------------------------------------------------------------------------------------------------------------------

June 30, 2002                   $0.87                   $0.69                   $0.58                  $0.45
---------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------

                                 High and Low Prices for the Most Recent Six Months
----------------------------------------------------------------------------------------------------------------------

                                                TSX (CDN$)                               NASD OTCBB (US$)
------------------------------ --------------------------------------------- -----------------------------------------

Month Ended                            High                    Low                  High                  Low
------------------------------ ---------------------- ---------------------- -------------------- --------------------

February 28, 2004                      $2.88                  $2.35                 $2.15                $1.77
------------------------------ ---------------------- ---------------------- -------------------- --------------------

March 31, 2004                         $2.75                  $2.25                 $2.10                $1.68
------------------------------ ---------------------- ---------------------- -------------------- --------------------

April 30, 2004                         $2.68                  $2.12                 $2.00                $1.55
------------------------------ ---------------------- ---------------------- -------------------- --------------------

May 31, 2004                           $2.28                  $1.61                 $1.65                $1.19
------------------------------ ---------------------- ---------------------- -------------------- --------------------

June 30, 2004                          $2.00                  $1.66                 $1.50                $1.23
------------------------------ ---------------------- ---------------------- -------------------- --------------------

July 31, 2004                          $2.01                  $1.62                 $1.51                $1.24
------------------------------ ---------------------- ---------------------- -------------------- --------------------

On March 31, 2004 (being the last trading day for the year ended March 31, 2004), the closing price of the Common Shares on the TSX was $2.40 per share and on August 4, 2004, the closing price of the Common Shares on the TSX was $2.01 per share. The closing price on August 4, 2004 on the NASD OTCBB was US$1.55 per share.

     B.   Plan of Distribution

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

The Company was amalgamated under the British Columbia Company Act (the "Company Act"), which has now been replaced by the British Columbia Business Corporations Act (the "BCA"). The BCA came into effect on March 29, 2004. Under the BCA, the Company is classified as a "pre-existing" corporation and, as such, the Company is required to complete a "transition application" on or before March 29, 2006. The Company will make its transition application in due course within the prescribed period. Upon filing of the transition application, the Company's Memorandum will be replaced by a Notice of Articles. The transition may also involve alteration of the Articles to the extent necessary to comply with s. 438(3) of the BCA.

Powers, functions and qualifications of Directors

The powers and functions of directors are set forth in the BCA and in the Articles of the Company. The Company is required to effect its transition rollover under the BCA by March 29, 2006. As at the date of this Form 20F, the Company has not adopted new articles under the BCA. It is anticipated that the transition rollover will be effected sometime in September 2004.

With respect to the voting powers of directors, the BCA provides that a director (or senior officer) has a disclosable interest in a contract or transaction if the contract or transaction is material to the Company and the director has a material interest in the contract. The Articles provide that, in respect of an existing or proposed contract or transaction with the Company, where a duty or interest might be created to conflict with a director's duty or interest as a director, the director shall declare the nature and extent of his interest in accordance with the provisions of the Company Act. The Articles also provide that a director shall not vote in respect of any contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted. However, this prohibition does not apply to:

          (i) any contract or transaction relating to a loan to the Company guaranteed by the director or entity in which he has an interest;

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

The circumstance that a director or senior officer is directly or indirectly interested in a proposed contract or transaction, or has not disclosed his or her interest in the contract or transaction, or that the directors or shareholders of the Company have not approved the contract or transaction with the Company in which a director or senior officer of the Company has an interest, does not invalidate the contract or transaction, but on application of the Company or any interested person, the court may enjoin the Company from entering into the proposed contract or transaction, order that the director or senior officer account for profit that accrues to him or her as a result of the contract or transaction, or make any other order that the court considers appropriate.

The BCA also provides that a director or senior officer with a "disclosable interest" in a contract or transaction with the Company is liable to account for any profit made from the contract or transaction unless disclosure of the director's interest in such contract or transaction had been made and the director abstained from voting on the approval of the transaction.

Subject to the provisions of the BCA, the directors may vote compensation to themselves or any members of their body. A contract relating primarily to a fiduciary's remuneration as a director, officer, employee or agent of a member the Company or its affiliates is a permitted conflict of interest under the Company's Ethics and Conflict of Interest Policy.

There are no limitations on the exercise by the board of directors of its borrowing powers on the credit or on behalf of the Company.

There are no provisions for the retirement or non-retirement of directors under an age limit.

There is no requirement for any director to hold any shares in the Company.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in a material conflict of interest with that individual's duty or interest as a director or senior officer of the Company, is also required to disclose such interest to the other directors.

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

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company, such alteration must be approved by a majority vote of not less than three-quarters (or two-thirds, once the Company completes its transitional rollover and removes the application of the "Pre-Existing Company Provisions" of the BCA) of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the Company.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. The directors may also convene a general meeting of shareholders at any time. There are no provisions in the Company's Articles for the requisitioning of special meetings by shareholders. However, the BCA provides that the holders of not less than 5% of the issued shares of the Company may requisition the directors to call a general meeting of the shareholders for the purposes stated in the requisition. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

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

          1. Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande pursuant to which the Consulting Agreement between the same parties dated June 1, 1997 (as amended) was terminated in consideration for the payment to Dr. Vandersande of the sum of US$120,000, payable monthly in 12 equal instalments and the issuance of 60,000 common shares of the Company from the pool of shares available for stock option grants under the Company's Stock Option Plan. 55,000 of these shares were held in escrow pursuant to an escrow agreement for release monthly in 11 equal instalments.

               Under the terms of the new Consulting Agreement, Dr. Vandersande agreed to provide certain services to the Company for a term of three years in consideration for a fee of US$7,500 per month.

          2. De Beers updated and expanded Joint-Venture Agreement dated as of January 1, 2002. The joint-venture agreement between Monopros Ltd. (now De Beers Canada Exploration Inc.) and the Company dated March 6, 1997 was updated to include the several additional amendments entered into since the original agreement. The amendments were date November 24, 1999, December 17, 1999 and March 8, 2000. The agreement was also expanded to include diamond deposits outside of the Kennady Lake area since, in the original agreement, only deposits in Kennady Lake were considered.

          3. Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood pursuant to which Elizabeth Kirkwood would be paid an honorarium of $34,200 in 10 equal instalments commencing January 31, 2003 and ending on October 31, 2003, in consideration of her acceptance of the position of Chairman of the Company, provided that the proceeds of each instalment are applied to exercise incentive stock options in the Company within 30 days of its receipt. with no entitlement to receive any instalments after the date of any Termination Event as defined therein.

     D.   Exchange controls.

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E., Taxation".

The Investment Canada Act (the "Act"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are also to be reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the outstanding voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2004 WTO Review Threshold is CDN$237,000,000.

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

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$237,000,000 (in 2004) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

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

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must forthwith notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

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

United States Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares of common stock of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S.
Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
(g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares, (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation--Canadian Federal Income Tax Consequences" above).

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holders who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it will be a "passive foreign investment company" (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders--Passive Foreign Investment Company" below). Accordingly, the Company does not believe that it will be a QFC. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars). However, an individual U.S. Holder whose realized gain upon such subsequent sale or other taxable disposition of such foreign currency does not exceed U.S.$200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "foreign personal holding company," a "foreign investment company," a "controlled foreign corporation," or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a "foreign personal holding company" under Section 552 of the Code (a "FPHC") if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. "Foreign personal holding company income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder's allocable portion of the "undistributed foreign personal holding company income" (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a "foreign investment company" under Section 1246 of the Code (a "FIC") if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a "management company" or a "unit investment trust" or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain). The Company does not believe that it has previously been, or currently is, a FIC. However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the
Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company  generally  will be a "passive  foreign  investment  company"  under
Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended March 31, 2004 and that it will be a PFIC for the taxable year ending March 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder's holding period and beginning after January 1, 1987 for which the Company was a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Company as of the qualification date. The "qualification date" is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date. By electing to recognize such gain or "earnings and profits," such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market
Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Any of the documents referred to above can also be viewed at the offices of the Company's solicitors, MacNeill Law, at Suite 950 - 1055 West Georgia Street, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3. All of the documents referred to above are in English.

     I.   Subsidiary Information.

Not applicable.

Item 11  Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. These shares are listed under current assets on the Company's balance sheet as at March 31, 2004 as "Marketable Securities" at an amount of $32,392. However, the quote market value of these shares at March 31, 2004 was $82,322.

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

     (b) Changes in Internal Controls over Financial Reporting.

     Management - the Chief Executive Officer, Jan W. Vandersande and the Chief Financial Officer, Elizabeth Kirkwood - established and maintained more than adequate internal controls over financial reporting. Any expenses beyond the regular monthly expenses (such as rent, telephone, legal fees, etc.) are discussed and only when both agree are they paid or incurred. All checks are signed by both the Chief Executive Officer and Chief Financial Officer. Any large expenditure (anything over $10,000) is discussed at board meetings and approved or not approved.

     The audit committee reviews every quarter's financial statements before they are issued. The financial statements are discussed with the Chief Financial Officer.

     There have not been any significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these disclosures during the period covered by this Annual Report, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16  [Reserved]

Item 16A Audit Committee Financial Expert

The Company's Board of Directors has determined that there is at least one audit committee financial expert, as defined by the SEC, serving on its audit committee, namely, David Whittle, whose qualifications are set out in Item 6, above.

Item 16B Code of Ethics

The Board of Directors, on February 2, 2003, adopted a Code of Ethics (the "Code") entitled "Ethics and Conflict of Interest Policy" which applies to each of the directors and officers of the Company and its affiliates. A copy of the Code is attached hereto as Exhibit "11.1" and filed herewith.

The Ethics and Conflict of Interest Policy governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The Ethics and Conflicts of Interest Policy addresses the following:

     o compliance with all the laws and regulations identified therein and with the requirements of the U.S. Securities and Exchange Commissions as mandated by the Sarbanes-Oxley Act of 2002, and the requirements of the Toronto Stock Exchange;

     o    corporate opportunities and potential conflicts of interest;

     o    the quality of public disclosures;

     o the protection and appropriate use of the Company's assets and resources;

     o    the protection of confidential information;

     o    insider trading;

     o    fair behaviour; and

     o    reporting violations of the Policy or Board Directives

The Company has also adopted an Insider Trading Policy which applies to all employees of the Company.

There were no waivers to the Ethics and Conflicts of Interest Policy during calendar 2004.

Item 16C Principal Accountant Fees and Services

A.       Audit Fees

"Audit Fees" are the aggregate fees billed by KPMG for the audit of the Company's consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Company's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate  audit  fees  billed  in  fiscal  2004 by KPMG  were  $38,000  (2003 -
$36,600).

B.       Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. There were no "Audit Related Fees" charged by KPMG during the fiscal periods ended March 31, 2004 or March 31, 2003.

C.       Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2004 by KPMG were $17,000 (2003 - $5,000) pertaining to tax compliance and tax planning pertaining to the wind-up of Mountain Glen.

D.       All Other Fees

There were no other fees charged by KPMG during the fiscal periods ended March 31, 2004 and 2003.

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company's auditor, for the fiscal year ended March 31, 2004, have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any affiliated purchaser of shares or other units of the Company's equity securities.

                                    PART III
Item 17  Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Material measurement differences between GAAP in Canada and GAAP in the United States applicable to the Company, are described in
Note 9 to the Consolidated Financial Statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and filed as part of this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

For audited financial statements for Fiscal 2004, Fiscal 2003 and Fiscal 2002, please see Item 19 below.

Item 18 Financial Statements.

Not Applicable.

Item 19  Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the years ended March 31, 2004 and 2003 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix) :

Consolidated Financial Statements of the Company:

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of March 31, 2004 and 2003.

Consolidated Statements of Operations and Deficit for the years ended March 31, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2003 and 2002.

Notes to the Consolidated Financial Statements.

Exhibits

------------------------------------------------------------------------------------------------------- ---------------

The following exhibits are attached to and form part of this Annual Report:                             Remarks.

Exhibit
------------------------------------------------------------------------------------------------------- ---------------
1.1         Memorandum and Articles of the Company.                                                          (3)
----------- ------------------------------------------------------------------------------------------- ---------------
1.2         Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.        (5)
----------- ------------------------------------------------------------------------------------------- ---------------
1.3         Joint Information Circular of the Company and Glenmore Highlands Inc.                            (4)
----------- ------------------------------------------------------------------------------------------- ---------------
4.1         Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to         (3)
            which MPV and Camphor transferred the GOR to Monopros.
----------- ------------------------------------------------------------------------------------------- ---------------
4.2         Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999             (3)
            relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.
----------- ------------------------------------------------------------------------------------------- ---------------
4.3         Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore             (3)
            amending the Monopros Joint Venture Agreement.
----------- ------------------------------------------------------------------------------------------- ---------------
4.4         Form of Subscription Agreement for the private placement described in item 1 of "Material        (3)
            Contracts".
----------- ------------------------------------------------------------------------------------------- ---------------
4.5         Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De          (1)
            Beers Canada Exploration Inc.
----------- ------------------------------------------------------------------------------------------- ---------------
4.6         Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.           (3)
----------- ------------------------------------------------------------------------------------------- ---------------
4.7         Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.        (3)
----------- ------------------------------------------------------------------------------------------- ---------------
4.8         Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande        (3)
----------- ------------------------------------------------------------------------------------------- ---------------
4.9         Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood              (3)
----------- ------------------------------------------------------------------------------------------- ---------------
4.10        Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande             -
----------- ------------------------------------------------------------------------------------------- ---------------
8.1         List of Subsidiaries                                                                             (2)
----------- ------------------------------------------------------------------------------------------- ---------------
11.1        Ethics and Conflict of Interest Policy dated February 2, 2003.                                    -
----------- ------------------------------------------------------------------------------------------- ---------------
12.1        Section 302 Certification of the Company's Chief Executive Officer                                -
----------- ------------------------------------------------------------------------------------------- ---------------
12.2        Section 302 Certification of the Company's Chief Financial Officer                                -
----------- ------------------------------------------------------------------------------------------- ---------------
13.1        Section 906 Certification of the Company's Chief Executive Officer                                -
----------- ------------------------------------------------------------------------------------------- ---------------
13.2        Section 906 Certification of the Company's Chief Financial Officer                                -
----------- ------------------------------------------------------------------------------------------- ---------------
14.1        Independent Qualified Person's Review and Technical Report dated June 16, 2003 entitled          (3)
            Gahcho Kue, Northwest Territories, Canada prepared by Malcolm L. Thurston, Ph.D., MAusimm
----------- ------------------------------------------------------------------------------------------- ---------------
14.2        Independent Registered Public Accounting Firm's Consent to incorporation by reference of          -
            audit report on financial statements for fiscal year ended March 31, 2004 in the
            Company's S-8 Registration Statement.
----------- ------------------------------------------------------------------------------------------- ---------------

(1) The Registrant has received approval for confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(2) See list of subsidiaries on page 11 of this Annual Report.

(3) Previously filed and incorporated by reference.

(4) Previously furnished under cover of Form 6K dated June 2, 2000 and incorporated by reference.

(5) Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously furnished under cover of Form 6K dated June 2, 2000, and incorporated by reference.

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



                                                 Mountain Province Diamonds Inc.
                                                            (Company)





                                                 "Jan Vandersande"
                                                 -------------------------------
                                                 (Signature)*

Date:   August 17, 2004                           Jan W. Vandersande
                                                  President and Director

*Print the name and title of the signing officer under this signature.

                                  EXHIBIT INDEX

----------------------------------------------------------------------------------------------- --------------

The following exhibits are attached to and form part of this Annual Report:                     Remarks.

Exhibit
----------------------------------------------------------------------------------------------- --------------
1.1        Memorandum and Articles of the Company.                                                   (3)
---------- ------------------------------------------------------------------------------------ --------------
1.2        Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May           (5)
           10, 2000.
---------- ------------------------------------------------------------------------------------ --------------
1.3        Joint Information Circular of the Company and Glenmore Highlands Inc.                     (4)
---------- ------------------------------------------------------------------------------------ --------------
4.1        Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999              (3)
           pursuant to which MPV and Camphor transferred the GOR to Monopros.
---------- ------------------------------------------------------------------------------------ --------------
4.2        Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17,           (3)
           1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.
---------- ------------------------------------------------------------------------------------ --------------
4.3        Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and               (3)
           Glenmore amending the Monopros Joint Venture Agreement.
---------- ------------------------------------------------------------------------------------ --------------
4.4        Form of Subscription Agreement for the private placement described in item 1 of           (3)
           "Material Contracts".
---------- ------------------------------------------------------------------------------------ --------------
4.5        Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc.          (1)
           and De Beers Canada Exploration Inc.
---------- ------------------------------------------------------------------------------------ --------------
4.6        Second Amendment Agreement dated January 1, 2002 between the Company and Paul             (3)
           Shatzko.
---------- ------------------------------------------------------------------------------------ --------------
4.7        Second Amendment Agreement dated January 1, 2002 between the Company and Jan              (3)
           Vandersande.
---------- ------------------------------------------------------------------------------------ --------------
4.8        Third Amendment Agreement dated December 13, 2002 between the Company and Jan             (3)
           Vandersande
---------- ------------------------------------------------------------------------------------ --------------
4.9        Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood       (3)
---------- ------------------------------------------------------------------------------------ --------------
4.10       Consulting Agreement dated January 1, 2004 between the Company and Jan W.                  -
           Vandersande
---------- ------------------------------------------------------------------------------------ --------------
8.1        List of Subsidiaries                                                                      (2)
---------- ------------------------------------------------------------------------------------ --------------
11.1       Ethics and Conflict of Interest Policy dated February 2, 2003.                             -
---------- ------------------------------------------------------------------------------------ --------------
12.1       Section 302 Certification of the Company's Chief Executive Officer                         -
---------- ------------------------------------------------------------------------------------ --------------
12.2       Section 302 Certification of the Company's Chief Financial Officer                         -
---------- ------------------------------------------------------------------------------------ --------------
13.1       Section 906 Certification of the Company's Chief Executive Officer                         -
---------- ------------------------------------------------------------------------------------ --------------
13.2       Section 906 Certification of the Company's Chief Financial Officer                         -
---------- ------------------------------------------------------------------------------------ --------------
14.1       Independent Qualified Person's Review and Technical Report dated June 16, 2003            (3)
           entitled Gahcho Kue, Northwest Territories, Canada prepared by Malcolm L.
           Thurston, Ph.D., MAusimm

----------------------------------------------------------------------------------------------- --------------

The following exhibits are attached to and form part of this Annual Report:                     Remarks.

Exhibit
----------------------------------------------------------------------------------------------- --------------

---------- ------------------------------------------------------------------------------------ --------------
14.2       Independent Registered Public Accounting Firm's Consent to incorporation by                -
           reference of audit report on financial statements for fiscal year ended March 31,
           2004 in the Company's S-8 Registration Statement.
---------- ------------------------------------------------------------------------------------ --------------

(1) The Registrant has received approval for confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(2) See list of subsidiaries on page 11 of this Annual Report.

(3) Previously filed and incorporated by reference.

(4) Previously furnished under cover of Form 6K dated June 2, 2000 and incorporated by reference.

(5) Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously furnished under cover of Form 6K dated June 2, 2000, and incorporated by reference.

                  Consolidated Financial Statements
                  (Expressed in Canadian dollars)



                  MOUNTAIN  PROVINCE  DIAMONDS  INC.



                  Years ended March 31, 2004, 2003 and 2002

[KPMG LOGO OMITTED]
              KPMG  LLP
              Chartered Accountants
              Box 10426, 777 Dunsmuir Street            Telephone (604) 691-3000
              Vancouver BC V7Y 1K3                      Telefax   (604) 691-3031
              Canada                                    www.kpmg.ca





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mountain Province Diamonds Inc.

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2004 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 9 to the consolidated financial statements.


KPMG LLP (signed)


Chartered Accountants

Vancouver, Canada
June 16, 2004

[KPMG LOGO OMITTED]

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

March 31, 2004 and 2003

------------------------------------------------------------------------ -------------------- --------------------
                                                                                       2004                 2003
------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
        Cash and cash equivalents                                        $          914,494   $        1,210,076
        Accounts receivable                                                          18,433               24,941
        Marketable securities (note 3)                                               32,392               32,392
        Advances and prepaid expenses                                                 8,380               10,196
        ---------------------------------------------------------------- -------------------- --------------------
        Total current assets                                                        973,699            1,277,605

Mineral properties (note 4)                                                       1,671,939            1,701,659

Deferred exploration costs (note 4)                                              30,861,544           31,421,493

Equipment (note 5)                                                                    6,371               17,198
------------------------------------------------------------------------ -------------------- --------------------

Total assets                                                             $       33,513,553   $       34,417,955
------------------------------------------------------------------------ --- ---------------- --- ----------------

Liabilities and Shareholders' Equity

Current liabilities
        Accounts payable and accrued liabilities                         $          263,950   $          228,299
        Due to related party (note 7)                                                 3,000                3,050
        Taxes payable                                                                 5,796                8,796
        ---------------------------------------------------------------- -------------------- --------------------
        Total current liabilities                                                   272,746              240,145

Shareholders' equity:
        Share capital (note 6)                                                   56,595,262           55,719,260
        Contributed surplus                                                          24,419               24,419
        Deficit                                                                 (23,378,874)         (21,565,869)
        ---------------------------------------------------------------- -------------------- --------------------
        Total shareholders' equity                                               33,240,807           34,177,810
------------------------------------------------------------------------ -------------------- --------------------

Total liabilities and shareholders' equity                               $       33,513,553   $       34,417,955
------------------------------------------------------------------------ --- ---------------- --- ----------------

Subsequent event (note 6(c))


See accompanying notes to consolidated financial statements.


Approved on behalf of the Board:



"Jan W. Vandersande"                                         Director
--------------------------------------------------------



"Elizabeth Kirkwood"                                         Director
--------------------------------------------------------

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

-------------------------------------------------------- ------------------- ------------------ ------------------
                                                                      2004              2003               2002
-------------------------------------------------------- ------------------- ------------------ ------------------

Expenses:
      Amortization                                       $          2,853    $        17,319    $        19,357
        Capital taxes                                               5,307                  -            (15,600)
        Consulting fees (notes 6(c) and 7)                        182,846            189,474            227,023
        Directors' fees and honorarium                             33,350             12,493              2,000
        Interest and bank charges                                   1,137              2,489              2,344
        Management fees (note 7)                                        -             45,000             96,000
        Office and miscellaneous                                   73,312            132,898            159,994
        Professional fees (note 7)                                307,441            240,203            167,444
        Promotion and investor relations                           94,803            213,760            193,010
        Property evaluation and maintenance                             -             62,076            108,197
        Rent                                                       23,600             37,095            126,356
        Salaries and benefits                                      78,805            166,550            231,984
        Severance and contract termination (note 7)               368,668            331,500                  -
        Transfer agent and regulatory fees                         37,890             55,697             55,475
        Travel                                                     21,479             59,944             83,114
        ------------------------------------------------ ------------------- ------------------ ------------------
                                                                1,231,491          1,566,498          1,456,698

Other earnings (expenses):
        Interest                                                   12,127             19,034             17,901
        Loss from write-down of marketable securities                   -                  -             (3,868)
        Loss on disposal of equipment                              (3,972)           (44,862)                 -
        Write-down of mineral properties and deferred
           exploration                                           (589,669)          (120,435)                 -
        ------------------------------------------------ ------------------- ------------------ ------------------
                                                                 (581,514)          (146,263)            14,033
-------------------------------------------------------- ------------------- ------------------ ------------------

Loss before income taxes                                       (1,813,005)        (1,712,761)        (1,442,665)

Income tax expense (note 8)                                             -              5,581             13,216
-------------------------------------------------------- ------------------- ------------------ ------------------

Loss for the year                                              (1,813,005)        (1,718,342)        (1,455,881)

Deficit, beginning of year                                    (21,565,869)       (19,847,527)       (18,391,646)
-------------------------------------------------------- ------------------- ------------------ ------------------

Deficit, end of year                                     $    (23,378,874)   $   (21,565,869)   $   (19,847,527)
-------------------------------------------------------- --- --------------- --- -------------- --- --------------

Basic and diluted loss per share                         $          (0.04)   $         (0.03)   $         (0.03)

Weighted average number of shares outstanding                  50,759,430         49,345,950         46,734,442

-------------------------------------------------------- --- --------------- -- --------------- -- ---------------

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

-------------------------------------------------------- ------------------- ------------------ ------------------
                                                                      2004              2003               2002
-------------------------------------------------------- ------------------- ------------------ ------------------

Cash provided by (used in):

Cash flows provided by (used in) operating activities:
        Loss for the year                                $     (1,813,005)   $   (1,718,342)   $     (1,455,881)
        Items not involving cash:
           Amortization                                             2,853            17,319              19,357
           Loss from write-down of marketable
             securities                                                 -                 -               3,868
           Loss on disposal of equipment                            3,972            44,862                   -
           Write-down of mineral properties and
             deferred exploration                                 589,669           120,435                   -
           Stock-based compensation expense                       156,000            24,419                   -
        Changes in non-cash operating working capital:
           Accounts receivable                                      6,508            13,738              (6,180)
           Advances and prepaid expenses                            1,816            (3,004)             48,722
           Accounts payable and accrued liabilities                35,651            15,090              10,265
           Due to related party                                       (50)          (95,986)              3,926
           Taxes payable                                           (3,000)           (3,204)              6,640
        ------------------------------------------------ --- --------------- -- -------------- -- ----------------
                                                               (1,019,586)       (1,584,673)         (1,369,283)

Cash flows provided by (used in) investing activities:
        Purchase of equipment                                           -           (19,105)             (3,772)
        Proceeds on sale of equipment                               4,002             1,000                 788
        Mineral properties                                              -           (21,839)                  -
        Deferred exploration costs                                      -                 -             (44,456)
        ------------------------------------------------ --- --------------- -- -------------- -- ----------------
                                                                    4,002           (39,944)            (47,440)

Cash flows provided by financing activities:
        Shares issued for cash, net of share issue
          costs                                                   720,002         2,248,814             920,409
-------------------------------------------------------- ------------------- ------------------ ------------------

Increase (decrease) in cash and cash equivalents                 (295,582)           624,197           (496,314)

Cash and cash equivalents, beginning of year                    1,210,076            585,879          1,082,193
-------------------------------------------------------- ------------------- ------------------ ------------------

Cash and cash equivalents, end of year                   $        914,494    $     1,210,076    $       585,879
-------------------------------------------------------- -- ---------------- -- --------------- - ----------------

Supplementary information:
        Income taxes paid                                $          8,307    $        8,201    $          6,576
        Non-cash transactions
           Shares issued pursuant to consulting
            agreement (note 7)                                    156,000                 -              29,000

------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

1.   Nature of operations:

     On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

     Pursuant to an Assignment and Assumption agreement dated March 25, 2004, the Company reorganized, assuming the assets and liabilities of its wholly-owned subsidiary Mountain Glen Mining Inc. ("Mountain Glen"), including the 16,015,896 common shares of the Company held by Mountain Glen (the "Shares"). Following completion of the transfer of the Shares from Mountain Glen to the Company, in accordance with the Assumption and Distribution Agreement, the Shares were cancelled and restored to the status of authorized but unissued shares on March 30, 2004. There is no impact to the consolidated outstanding share capital as presented in note 6 to the financial statements as the shares held by Mountain Glen have previously been eliminated for purposes of the consolidated financial statements. The Shares were non-voting and were not eligible for share distributions while held by Mountain Glen.

     The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.


2.   Significant accounting policies:

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles and practices prescribed by the Securities and Exchange Commission, is included in note 9.

     (a)  Basis of consolidation:

          The consolidated financial statements include the accounts of the Company and wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. All significant intercompany amounts and transactions have been eliminated on consolidation.

     (b)  Cash and cash equivalents:

          Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

     (c)  Marketable securities:

          Marketable securities are carried at the lower of cost and quoted fair market value.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

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

     (e)  Equipment:

          Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

             ---------------------------------------------------- ------
             Asset                                                 Rate
             ---------------------------------------------------- ------

             Furniture and equipment                              20%
             Computers                                            30%

             -----------------------------------------------------------

     (f)  Stock-based compensation:

          The Company accounts for all stock based payments to non-employees, and employee awards that are direct awards of stock, granted on or after April 1, 2002, using the fair value method. No compensation cost is recorded for other stock options granted to employees.
          Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for the employee stock-based compensation awards (note 6(c)).

          Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non forfeitable at the grant date is measured and recognized at that date. Stock-based payments that vest over a period of time are recognized on a straight-line basis over the vesting period.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

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

     (h)  Loss per share:

          Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. For all periods presented, loss available to the common shareholders equals the reported loss. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments. For all periods presented, all such instruments are anti-dilutive.

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

     (j)  Financial instruments:

          The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities is disclosed in note 3.

     (k)  Use of estimates:

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration and equipment and their useful lives for amortization or depletion, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (l)  Comparative figures:

          Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.


3.   Marketable securities:

     The quoted market value of marketable securities at March 31, 2004 was $82,322 (2003 - $100,178).


4.   Mineral properties and deferred exploration:

        Acquisition costs:

        ---------------------------------------------------------------- --- ---------------- --- ----------------
                                                                                       2004                 2003
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Gahcho Kue Project                                               $        1,552,553   $        1,552,553
        Haveri Project                                                              119,386              121,839
        Baffin Island Project                                                             -               27,267
        ---------------------------------------------------------------- --- ---------------- --- ----------------

                                                                         $        1,671,939   $        1,701,659
        ---------------------------------------------------------------- --- ---------------- --- ----------------

        Deferred exploration:

        -------------------------------------- -- ------------ -- -------------- -- -------------- --- ------------
                                                                                           Rabbit
                                                   Gahcho Kue            Baffin            Tracks
                                                      project            Island           Diamond            Total
                                                                        project           project
        -------------------------------------- -- ------------ -- -------------- -- -------------- --- ------------

        Balance, March 31, 2001                $  30,861,544   $       556,973   $        29,953    $  31,448,470

        Exploration expenditures:
             Airborne and geophysical survey               -                 -            28,764           28,764
             Consulting and other
               professional services                       -             2,307             3,776            6,083
             Line-cutting                                  -                 -            12,000           12,000
             Report and filing fees                        -               669                 -              669
             Travel, transportation and                    -                 -             8,537            8,537
               supplies
             Reimbursement of costs by
               provincial government                       -                 -           (11,597)         (11,597)
             --------------------------------- -- ------------ -- -------------- -- -------------- --- ------------
                                                           -             2,976            41,480           44,456

        -------------------------------------- -- ------------ -- -------------- -- -------------- --- ------------

        Balance, March 31, 2002                   30,861,544           559,949            71,433       31,492,926

        Write-down of deferred exploration                 -                 -           (71,433)         (71,433)
        costs
        -------------------------------------- -- ------------ -- -------------- -- -------------- --- ------------

        Balance, March 31, 2003                   30,861,544           559,949                 -       31,421,493

        Write-down of deferred exploration                 -          (559,949)                -         (559,949)
        costs
        -------------------------------------- -- ------------ -- -------------- -- -------------- --- ------------

        Balance, March 31, 2004                $  30,861,544   $             -   $             -    $  30,861,544
        -------------------------------------- -- ------------ -- -------------- -- -------------- --- ------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

4.   Mineral properties and deferred exploration (continued):

     (a)  Gahcho Kue project:

          The Company currently holds a 44.1% interest in the Gahcho Kue project located in the District of Mackenzie, Northwest Territories, Canada. Other interests are held by De Beers Canada Exploration Inc. ("De Beers Canada") (51%) and Camphor Ventures Inc. ("Camphor") (4.9%). De Beers Canada has been granted the right to earn up to a 60% interest in the Gahcho Kue project.

          De Beers Canada has agreed to carry all subsequent costs incurred and has committed to certain minimum expenditures and activities per year. Decisions are to be jointly (via a management committee consisting of two members each from De Beers Canada and the Company) made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada is to continue to fund the exploration and development work. Once the desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed with the feasibility study, De Beers interest will be diluted down to 30%.

          Upon completion of a feasibility study, De Beers Canada interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers Canada interest shall increase to 60%.

          All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers Canada for all exploration and development costs incurred by De Beers Canada outside of the Kennedy Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

          During the years ended March 31, 2003 and 2002, the venturers allowed certain claims to lapse. As the claims that were retained relate to the area that is of interest, no write-down has been taken related to the lapsing of the claims.

          On November 26, 2003, the Board of Directors of De Beers Canada approved the commencement of a pre-feasibility study on the Gahcho Kue Project. The estimated $25 million cost is to be borne entirely by De Beers Canada.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

4.   Mineral properties and deferred exploration (continued):

     (b)  Haveri project:

          The Company has a 100% interest in this mineral property located in Northern Europe. On October 10, 2002, Northern Lion Gold Corp. ("Northern Lion"), formerly Vision Gate Ventures Limited was granted an option to acquire a 70% undivided interest in the Haveri Mine. In exchange for this option, Northern Lion must expend a total of $1,650,000 in exploration and development expenditures over three years as follows:

             ---------------------------------------------------- --- ----------

             By:
                 October 10, 2003                            $          50,000
                 October 10, 2004                                      600,000
                 October 10, 2005                                    1,000,000

             ---------------------------------------------------- --- ----------

          Northern Lion may exercise the option as to a 51% undivided interest at any time prior to October 10, 2004 by delivering written notice confirming a cumulative total of $650,000 in expenditures; and the remaining 19% undivided interest at any time prior to October 10, 2005 by delivering written notice confirming a cumulative total of $1,650,000 in expenditures.

          Once a positive feasibility study of the construction and development of a mine on the property is complete, Northern Lion will issue
          200,000 of its common shares to the Company. Once commercial production begins on the property, Northern Lion will issue a further 200,000 of its common shares to the Company. Northern Lion is entitled to terminate the agreement at any time prior to the exercise date on 30 days written notice.

          The Company has granted a third party a right to receive an aggregate commencement-of-production payment of US$500,000 phased over two years.

     (c)  Baffin Island claims:

          Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. The Company incurred the minimum required expenditure and exercised its option. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

          During the year ended March 31, 2004, the property and related deferred exploration was written down to a nil value as the Company will not be proceeding with further exploration and will not be renewing the claims.

     (d)  Rabbit Tracks Diamond project:

          During the year ended March 31, 2003, the Rabbit Tracks Diamond property in Manitoba was written down to a nil value as the Company will not be proceeding further with exploration and will not be renewing the claims.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

5.   Equipment:

        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
                                                                                 Accumulated             Net book
        2004                                                       Cost         amortization                value
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

        Furniture                                   $           11,088    $           8,772   $            2,316
        Equipment                                                4,065                2,830                1,235
        Computers                                               14,584               11,764                2,820
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                    $           29,737    $          23,366   $            6,371
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------


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


6.   Share capital:

     (a)  Authorized:

          500,000,000 common shares without par value

     (b)  Issued and fully paid:

             ----------------------------------------------------------- -- ----------------- -- -----------------
                                                                                      Number
                                                                                   of shares               Amount
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, March 31, 2001                                             46,150,493   $       52,521,037

             Issued pursuant to Rabbit Tracks Diamond project                        50,000               29,000

             Issued for cash pursuant to:
                 Private placement                                                1,636,912              902,409
                 Exercise of stock options                                           30,000               18,000
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, March 31, 2002                                             47,867,405           53,470,446

             Issued for cash pursuant to:
                 Exercise of stock options                                          544,900              607,829
                 Exercise of warrants                                             2,169,766            1,640,985
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, March 31, 2003                                             50,582,071           55,719,260

             Issued pursuant to consulting agreement (note 7)                        60,000              156,000

             Issued for cash pursuant to:
                 Exercise of stock options                                          560,040              720,002
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, March 31, 2004                                             51,202,111   $       56,595,262
             ----------------------------------------------------------- -- ----------------- -- -----------------


MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

6.   Share capital (continued):

     (b)  Issued and fully paid (continued):

          On March 30, 2004, the Company cancelled 16,015,996 shares previously owned by its wholly-owned subsidiary Mountain Glen that were received by the Company as part of a reorganization (note 1). The cancelled shares have been excluded from the above table for all periods presented.

     (c)  Stock options:

          The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2004, the Company has 1,327,858 (2003 - 2,399,100) stock options outstanding in total, comprised of 1,327,858 (2003 - 1,919,100) granted inside the Plan and nil (2003 -
          480,000) granted outside the plan.

             ------------------------------------------------------ --- -------------- -- ------------------------
                                                                               Number            Weighted average
                                                                            of shares              exercise price
             ------------------------------------------------------ --- -------------- -- ------------------------

             Balance, March 31, 2001                                       2,197,036                     $  2.38
                Granted                                                    1,845,000                        1.27
                Exercised                                                    (30,000)                       0.60
                Expired                                                     (261,700)                       3.46
                Cancelled                                                    (89,336)                       1.72
             ------------------------------------------------------ --- -------------- -- ------------------------

             Balance, March 31, 2002                                       3,661,000                        1.78
                Granted                                                      364,000                        1.61
                Exercised                                                   (544,900)                       1.12
                Expired                                                   (1,081,000)                       2.78
             ------------------------------------------------------ --- -------------- -- ------------------------

             Balance, March 31, 2003                                       2,399,100                        1.46
                Granted                                                       12,858                        1.40
                Exercised                                                   (560,040)                       1.29
                Expired                                                     (324,060)                       2.19
                Cancelled                                                   (200,000)                       1.32
             ------------------------------------------------------ --- -------------- -- ------------------------

             Balance, March 31, 2004                                        1,327,858                    $  1.37
             ------------------------------------------------------ --- -------------- -- ------------------------

              The following table summarizes information about the stock options outstanding and exercisable at March 31, 2004:

             -------------------------- ---------------------------------------- --- ------------------------------
                                                  Options outstanding                     Options exercisable
                                        ----------------------------------------     ------------------------------
                                                        Weighted       Weighted                           Weighted
                                        Number           average        average           Number           average
                                        of shares      remaining       exercise      exercisable    exercise price
                                                            life          price
             -------------------------- ---------- -------------- -------------- --- ------------ -----------------

             $0.67                        50,000       2.7 years        $  0.67          50,000            $  0.67
             $1.25 - $1.50              1,252,858      2.2 years           1.38       1,240,000               1.38
             $2.06                        25,000       4.0 years           2.06          25,000               2.06
             -------------------------- ---------- -------------- -------------- --- ------------ -----------------

                                        1,327,858      2.2 years        $  1.37       1,315,000            $  1.38
             -------------------------- ---------- -------------- -------------- --- ------------ -----------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

6.   Share capital (continued):

     (c)  Stock options (continued):

          As at March 31, 2004, there were 12,858 options with an exercise price of $1.40 that vest in three equal portions of 4,286 on April 20, 2004, May 20, 2004 and June 20, 2004. All other options are fully vested.

          During the year ended March 31, 2004, the Company granted 12,858 options to an employee at an exercise price of $1.40 per share. During the year ended March 31, 2003, the Company granted 339,000 options to directors, officers and employees at an exercise price ranging from $1.36 to $1.71 per share. The weighted average fair value of the options granted to employees in 2004 was $0.38 (2003 - $0.26). In accordance with the Company's accounting policy (note 2(f)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

          During the year ended March 31, 2003, the Company also granted 25,000 options to a consultant at an exercise price of $2.06 per share. These options had a term of five years or 30 days after cessation of the consulting agreement. The fair value of the 25,000 options granted to the consultant was estimated to be $24,419 and has been recorded as a consulting expense in the year ended March 31, 2003.

          The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee stock-based compensation plans. The pro forma adjustments presented below pertain to the new options granted to employees since adoption of the new stock-based compensation standards on April 1, 2002. The pro forma disclosure does not include the effect of awards granted before April 1, 2002.

          Reconciliation of pro forma net loss to common shareholders:

             ------------------------------------------------------------------------------------------------------
                                                                                           2004               2003
             ---------------------------------------------------------------- --- -------------- -- ---------------

              Net loss as reported                                             $    (1,813,005)   $    (1,718,342)
              Pro forma adjustment                                                      (4,944)           (69,957)
             ---------------------------------------------------------------- --- -------------- -- ---------------

              Pro forma net loss                                               $    (1,817,949)   $    (1,788,299)
             ---------------------------------------------------------------- --- -------------- -- ---------------

              Pro forma basic and diluted loss per share                       $         (0.04)   $         (0.04)
             ---------------------------------------------------------------- --- -------------- -- ---------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

6.   Share capital (continued):

     (c)  Stock options (continued):

          The fair value of the options granted to employees and non-employees in 2004 and 2003 has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

             ------------------------------------------------------------------------------------------------------
                                                                                         2004                2003
             ------------------------------------------------------------- -- ---------------- -- ----------------

              Dividend yield                                                               0%                  0%
              Expected volatility                                                         93%           62% - 75%
              Risk-free interest rate                                                    3.0%                4.0%
              Expected lives                                                    5 to 8 months      1 to 30 months

             ------------------------------------------------------------- ------------------- -------------------

          Subsequent to March 31, 2004, 82,858 options were exercised for proceeds of $105,500.

     (d)  Share purchase warrants:

          The following presents the continuity of share purchase warrants outstanding:

             ------------------- ----------- --------- ----------- --------- ------------ ---------- -----------------
                                 Balance,                                       Balance,
                                 March 31,                                     March 31,  Exercise
             Issue date                2003    Issued   Exercised    Lapsed         2004      price        Expiry date
             ------------------- ----------- --------- ----------- --------- ------------ ---------- -----------------

             December 6, 2001    1,205,878         -           -         -    1,205,878      $ 0.58   December 6, 2004

             ------------------- ----------- --------- ----------- --------- ------------ ---------- -----------------

             ------------------- ----------- --------- ----------- --------- ------------ ---------- ------------------
                                 Balance,                                       Balance,
                                 March 31,                                     March 31,  Exercise
             Issue date                2002    Issued     Exercised  Lapsed         2003      price         Expiry date
             ------------------- ----------- --------- ----------- --------- ------------ ---------- ------------------

             September 15, 2000    983,666         -    (983,666)        -            -       $0.80  September 15, 2002
             October 24, 2000      880,066         -    (755,066)  (125,000)          -        0.80    October 24, 2002
             December 6, 2001    1,636,912         -    (431,034)        -    1,205,878        0.58    December 6, 2004
             ------------------- ----------- --------- ----------- --------- ------------ ---------- ------------------

                                 3,500,644         -   (2,169,766) (125,000)  1,205,878
             ------------------- ----------- --------- ----------- --------- ------------ ---------- ------------------

7.   Related party transactions:

     Included in management fees during the year ended March 31, 2004 is nil (2003 - $45,000; 2002 - $96,000) for management services paid to a director of the Company.

     Included in professional fees during the year ended March 31, 2004 is $21,000 (2003 - nil) paid for corporate services to a company owned by a director of the Company.

     During the year ended March 31, 2004, the Company paid $176,896 (2003 - $193,301; 2002 - $207,913) for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest.

     During the year ended March 31, 2004, the Company paid nil (2003 - $20,340;
     2002  -  $35,200)  for  secretarial  and  public   relations   services  to
     individuals related to a director of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

7.   Related party transactions (continued):

     During the year ended March 31, 2004, the Company entered into a new consulting agreement with a director. As compensation for terminating his old consulting agreement, the director is to receive US$120,000 payable in 12 equal monthly instalments commencing January 1, 2004. As at March 31, 2004, the remaining US$90,000 is included in accounts payable and accrued liabilities. As further compensation, 60,000 shares were issued to the director on February 20, 2004 with 55,000 shares held in escrow to be released in 11 equal monthly portions commencing February 27, 2004. The value of the shares based on quoted market prices on the date of issuance, was $156,000 and this amount along with the US $120,000 cash payment, has been charged to contract termination expense during the year ended March 31, 2004.

     During the year ended March 31, 2003, a severance payment of $331,500 was paid to a director of the Company.

     As at March 31, 2004, $3,000 (2003 - $3,050) was owed to directors of the Company. Amounts are repayable on demand, unsecured and non-interest bearing.


8.   Income taxes:

     Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 36.1% (2003 - 42.6%; 2002 - 42.6%) to pre-tax income from continuing operations primarily as a result of losses, the tax benefits of which have not been recognized. Income tax expense of nil (2003 - $5,581; 2002 - $13,216) relates to large corporation tax.

     As at March 31, 2004, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

        ---------------------------------------------- --- ---------------- --- --------------- -- ---------------
                                                                                         2004               2003
        ---------------------------------------------- --- ---------------- --- --------------- -- ---------------

        Mineral properties and deferred exploration                         $         244,000   $       (286,000)
        Loss carry forwards                                                         2,095,000          3,827,000
        Equipment                                                                     172,000            167,000
        Other                                                                           3,000              4,000
        ---------------------------------------------- --- ---------------- --- --------------- -- ---------------
                                                                                    2,514,000          3,712,000
        Valuation allowance                                                        (2,514,000)        (3,712,000)
        ---------------------------------------------- --- ---------------- --- --------------- -- ---------------

        Net future income tax asset (liability)                             $               -   $              -
        ---------------------------------------------- --- ---------------- --- --------------- -- ---------------

     At March 31, 2004, the Company has available losses for income tax purposes totalling approximately $5.8 million, expiring at various times from 2005 to 2011. Of the available losses $2.3 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $33.2 million, which may be carried forward and utilized to reduce future taxable income.
     Included in the $33.2 million of tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

9. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

     As disclosed in note 2, these financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A description and reconciliation of material measurement differences from US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") follows:

     (a)  Mineral properties and deferred exploration costs:

          US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes. In fiscal 2002 and prior years, mineral property acquisition costs were capitalized for both Canadian and US GAAP purposes. In fiscal 2003, the Company changed its US GAAP accounting policy for property acquisition costs to expense these as incurred. Accordingly, $12,865,615 of mineral property acquisition costs, representing the cumulative effect of the change in accounting policy, have been expensed for US GAAP purposes in fiscal 2003, including $12,914,617 incurred in prior years.

          For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

9. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (b)  Stock-based compensation (continued):

          As permitted by the statement, the Company has elected to continue measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its results of operations for US GAAP purposes.

          Stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of April 1, 2002, and so the adoption of the accounting policy for US GAAP purposes does not result in a measurement difference for grants made in the years ended March 31, 2003 and 2004. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using an option pricing model, would be $20,000 for the year ended March 31, 2002 and cumulatively $1,704,000 from the date of adoption of FAS 123 to March 31, 2002.

     (c)  Unrealized holding gains and losses on marketable securities:

          Statement of Financial Accounting Standards Board No. 115, "Accounting for Investments in Debt and Equity Securities" ("FAS 115") requires that the Company's marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders' equity unless a decline in value is considered to be other then temporary. The Company's marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2002, the Company's marketable securities were written down to market value. As the write-down was considered to be other than temporary, there was no US GAAP difference in 2002. At March 31, 2004, there is an unrealized gain of $49,930 (2003 - $67,786) between the carrying value and market value of the securities which has been recorded through comprehensive income for US GAAP purposes.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

9. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (d)  Reporting comprehensive income:

          Statement of Financial Accounting Standards No. 130 ("FAS 130") "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders' equity. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the year ended March 31, 2004, the Company has recorded an unrealized holding gain of $49,930 (2003 - $67,786) on marketable securities classified as "available for sale" securities as a component of comprehensive income under US GAAP. For the year ended March 31, 2002, comprehensive loss equals loss for the year.

     (e)  Recent accounting pronouncements:

          In May 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

          The adoption of SFAS 150 did not and is not expected to have a material affect on the Company's consolidated financial statements.

          In addition,  the FASB and Emerging  Issues Task Force  ("EITF")  have
          issued  a  variety  of   interpretations   including   the   following
          interpretations with wide applicability:

          o Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is generally effect for interim or annual periods beginning after December 15, 2003.

          o In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

          To date, the adoption of FIN 46 and EITF 00-21 has not impacted the Company's consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

9. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (f)  Reconciliation:

          The  effect  of the  differences  between  Canadian  GAAP  and US GAAP
          (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

              ---- ----------------------------------------------------- --- ---------------- --- -----------------
                                                                                    Years ended March 31,
                                                                             -------------------------------------
                                                                                       2004                  2003
              ---- ----------------------------------------------------- --- ---------------- --- -----------------

                 (i) Total assets, under Canadian GAAP                     $     33,513,553   $        34,417,955
                   Adjustment for mineral property acquisition and
                     deferred exploration costs (note 9(a))                     (32,533,483)          (33,123,152)
                   Adjustment for change in fair value of available
                     for sale marketable securities (notes 9(c) and                  49,930                67,786
                     (d))
                   ----------------------------------------------------- --- ---------------- --- -----------------

                   Total assets, under US GAAP                           $        1,030,000   $         1,362,589
                   ----------------------------------------------------- --- ---------------- --- -----------------

                 (ii) Accumulated other comprehensive income for US GAAP purposes:

                   Adjustment for change in fair value of available
                      for sale marketable securities (note 9(c) and      $           49,930   $            67,786
                      (d))
                   ----------------------------------------------------- --- ---------------- --- -----------------

              (iii) Contributed surplus:

                   Contributed surplus, under Canadian GAAP              $           24,419   $            24,419
                   Adjustment for stock-based compensation (note 9(b))
                                                                                  1,704,000             1,704,000
                   ----------------------------------------------------- --- ---------------- --- -----------------

                   Contributed surplus, under US GAAP                    $        1,728,419   $         1,728,419
                   ----------------------------------------------------- --- ---------------- --- -----------------

              (iv) Deficit:

                   Deficit, under Canadian GAAP                          $      (23,378,874)  $       (21,565,869)
                   Adjustment for mineral property acquisition costs
                     and deferred exploration (note 9(a))                       (32,533,483)          (33,123,152)
                   Adjustments for stock-based compensation (note 9(b))
                                                                                 (1,704,000)           (1,704,000)
                   ----------------------------------------------------- --- ---------------- --- -----------------

                   Deficit, under US GAAP                                $      (57,616,357)  $       (56,393,021)
                   ----------------------------------------------------- --- ---------------- --- -----------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

9. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(f)  Reconciliation (continued):

              (v) Loss and loss per share for the year:

                   ---------------------------------------- ------------------------------------------------------
                                                                            Years ended March 31
                                                            ------------------------------------------------------
                                                                        2004              2003              2002
                   ---------------------------------------- ---- ------------- --- ------------- --- -------------

                   Loss for the year, under Canadian GAAP   $     (1,813,005)  $    (1,718,342)  $    (1,455,881)
                   Adjustment for write-down of mineral
                     property acquisition and deferred
                     exploration costs (note 9(a))                   589,669           120,435           (44,456)
                   Adjustment for stock-based
                     compensation (note 9(b))                              -                 -           (20,000)
                   ---------------------------------------- ---- ------------- --- ------------- --- -------------

                   Loss before cumulative effect of
                     change in accounting policy                  (1,223,336)       (1,597,907)                -
                   Adjustment for mineral property
                     acquisition costs (note 9(a))                         -       (12,914,617)                -
                   ---------------------------------------- ---- ------------- --- ------------- --- -------------

                   Loss for the year, under US GAAP               (1,223,336)      (14,512,524)      (1,520,337)
                   Other comprehensive income:
                      Change in fair value of available
                      for sale marketable securities                 (17,856)           67,786                 -
                      (noted 9(c) and (d))
                   ---------------------------------------- ---- ------------- --- ------------- --- -------------

                   Comprehensive loss, under US GAAP        $     (1,241,192)  $   (14,444,738)  $   (1,520,337)
                   ---------------------------------------- ---- ------------- --- ------------- --- -------------

                   Basic and diluted loss per share,
                     under US GAAP                                  $  (0.02)         $  (0.29)         $  (0.03)
                   ---------------------------------------- ---- ------------- --- ------------- --- -------------

             (vi) Cash provided by (used in) operating
                     activities, under Canadian GAAP         $    (1,109,586)  $     (1,584,673)  $    (1,369,283)
                   Adjustment for mineral properties                       -            (21,839)                -
                     (note 9(a))
                   Adjustment for deferred exploration
                     (note 9(a))                                           -                  -           (44,456)
                   ----------------------------------------- --- ------------- --- -------------- -- --------------

                   Cash provided by (used in) operating
                     activities, under US GAAP               $    (1,109,586)  $     (1,606,512)  $    (1,413,739)
                   ----------------------------------------- --- ------------- --- -------------- -- --------------

             (vii) Cash provided by (used in) investment
                     activities, under Canadian GAAP         $         4,002   $        (39,944)  $       (47,440)
                   Adjustment for mineral properties                       -             21,839                 -
                     (note 9(a))
                   Adjustment for deferred exploration
                     (note 9(a))                                           -                  -            44,456
                   ----------------------------------------- --- ------------- --- -------------- -- --------------

                   Cash provided by (used in) investment
                     activities, under US GAAP               $         4,002   $        (18,105)  $        (2,984)
                   ----------------------------------------- --- ------------- --- -------------- -- --------------


                                  Exhibit 4.10

                              CONSULTING AGREEMENT

THIS AGREEMENT made the 1st day of January 2004.

BETWEEN:

          Mountain Province Diamonds Inc., a company amalgamated under the laws of the Province of British Columbia, having an office at 21 Nesbitt Drive, Toronto, Ontario M4W 2G2;

          (the "Company")

AND:

          Jan  Vandersande,  of 1777 Maywood  Avenue,  Upland,  California,  USA
          91784;

          (the "Consultant")


WHEREAS:

A. The Consultant has been providing management and administrative services to the Company under a consulting agreement dated June 1, 1997, as amended on January 1, 2001, January 1, 2002 and December 31, 2002 (the "Old Agreement");

B. The Company and the Consultant have agreed to terminate the Old Agreement and all of the rights and obligations of the parties thereunder;

C. The Company has agreed to engage the Consultant to provide management and administrative services to the Company under the terms and conditions contained herein and the Consultant has agreed to provide such services; and

D. This Agreement supersedes the Old Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the mutual covenants and agreements set forth in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties hereby agree as follows:

                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1      Definitions

In this Agreement, the following words and expressions have the following meanings unless the context otherwise requires:

     (a) "Agreement" means this agreement and schedules attached to this agreement, as amended or supplemented from time to time.

     (b) "approved by the Company" or words of similar import means approved by an authorized representative of the Company other than the Consultant.

     (c)  "Associates"  has the  meaning  given to that  term  under  subsection
          1.1(h).

     (d)  "Board" means the board of directors of the Company.

     (e) "Business" means (i) the acquisition, exploration and development of natural resource properties; and (ii) any other material business carried on from time to time by the Company or another member of the Group.

     (f)  "Commencement Date" means January 1, 2004.

     (g) "Competitive Business" means a Person engaged in the business of acquiring, exploring or developing, directly or indirectly, a natural resource property.

     (h) "Confidential Information" means trade secrets and other information, in whatever form or media, in the possession or control of a member of the Group, which is owned by a member of the Group or by one of its clients or suppliers or a third party with whom a member of the Group has a business relationship (collectively, the "Associates"), and which is not generally known to the public and has been specifically identified as confidential or proprietary, or its nature is such that it would generally be considered confidential in the industry in which the Group and its Associates operate, or which a member of the Group is obligated to treat as confidential or proprietary. Confidential Information includes, without limitation, the following: (i) confidential or proprietary facts, materials and other information related to the Properties or the Business, including all related developmental or experimental work or research, related documentation owned or marketed by a member of the Group and related maps, drill cores, assays, drill logs, geological data, technical data, technical procedures and proprietary techniques to select properties of interest, the locations of potential prospects, reports, models, programs and test results, patent applications, concepts, designs, flowcharts, ideas, programming techniques, specifications and software programs (including source code listings), methods, processes, inventions, sources, drawings, prototypes and patterns; (ii) information regarding the Group's business operations, methods and practices, including market strategies, product pricing, margins and hourly rates for staff and information regarding the financial, legal and corporate affairs of each member of the Group; (iii) the names of the Group's Associates and the nature of the Group's relationships with such Associates; and (iv) technical and business information of or regarding the Group's Associates. Confidential Information does not include information that is or becomes generally available to the public without the fault of the Consultant or that the Consultant can establish, through written records, was in his possession prior to its disclosure in connection with the consulting relationship.

     (i) "Group" means the Company and its affiliates (as such term is defined in the Company Act (British Columbia) (as amended or replaced from time to time)).

     (j) "Old Agreement" has the meaning given to such term in paragraph A of the preamble.

     (k) "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

     (l) "Properties" means all (i) natural resource property interests held by a member of the Group from time to time, either directly or indirectly, through leases, options, working interests or otherwise; and (ii) prospective natural resource property interests being actively sought by a member of the Group from time to time.

     (m) "Services" means (i) acting as a director of the Company if so elected or appointed and subject to the Company Act (British Columbia) (as amended or replaced from time to time) and the Articles of the Company; (ii) acting as President and CEO of the Company; (iii) managing the business and affairs of the Company, subject always to the general or specific instructions and directions of the Board and except in respect of such matters as must by law or the Articles of the Company be transacted or performed by the Board, the shareholders or other senior officers of the Company; and (iv) performing such other duties and exercising such other powers as the Board may from time to time properly assign to the Consultant in connection with the Business of the Company or another member of the Group.

     (n)  "Term" has the meaning given to that term under section 5.1.

1.2     Entire Agreement

This Agreement supersedes all previous invitations, proposals, letters, correspondence, negotiations, promises, agreements, covenants, conditions, representations and warranties with respect to the subject matter of this Agreement. There is no representation, warranty, collateral term or condition affecting this Agreement for which any party can be held responsible in any way, other than as expressed in writing in this Agreement.

1.3      Amendments

No change or modification of this Agreement will be valid unless it is in writing and signed by each party to this Agreement.

1.4      Invalidity of Particular Provision

It is intended that all of the provisions of this Agreement will be fully binding and effective between the parties. In the event that any particular provision or provisions or a part of one or more is found to be void, voidable or unenforceable for any reason whatsoever, then the particular provision or provisions or part of the provision will be deemed severed from the remainder of this Agreement. The other provisions of this Agreement will not be affected by the severance and will remain in full force and effect.

1.5     Governing Law

This Agreement will be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable in such Province. Each party attorns to the jurisdiction of courts of competent jurisdiction in the Province of British Columbia.

                                   ARTICLE 2
                                   ENGAGEMENT

2.1      Engagement

The Company hereby engages the Consultant to provide the Services to the Company, and the Consultant hereby covenants and agrees to provide such Services to the Company, subject to the terms and conditions of this Agreement. In providing the Services to the Company, the Consultant will:

     (a) act honestly and in good faith in what he reasonably believes to be in the best interests of the Company;

     (b) exercise the degree of care, diligence and skill that a reasonably prudent director and senior officer would exercise in comparable circumstances; and

     (c) generally use his best efforts to promote the Business and interests of the Company and the Group.

2.2      Business of the Group

The Consultant will not, during the course of the consulting relationship, engage in any business, enterprise or activity that is contrary to or detracts from the due performance of the Business.

2.3 Devotion of Time

The Consultant will devote such amounts of time at such locations as is necessary for the Consultant to fully and effectively provide the Services or as directed by the Board from time to time. While providing the Services, the Consultant will give the Company the full benefit of his knowledge, expertise and ingenuity.

2.4 Fee

The Company will pay to the Consultant a fee at the rate of US$7,500 per month. The fee will be payable monthly in arrears, by cash or cheque, on the last business day of each month.

2.5 Expenses

The Consultant will be reimbursed for all reasonable travelling and other out-of-pocket expenses actually and properly incurred by the Consultant in connection with the Services, provided that the Consultant first furnishes detailed invoices and receipts or vouchers for all such expenses to the Company. The Consultant will invoice the Company for expenses monthly in arrears. All invoices submitted in accordance with the foregoing will be payable by the Company within 15 days of the date of each such invoice. The Consultant agrees that with regard to air travel, the most economical fare available will be utilized on scheduled airlines for flights of less than two hours duration. On flights of two hours duration or more, the Consultant will be entitled to purchase a business class or equivalent fare.

2.6      Consultant Not Employee

The parties agree that the Consultant is not an employee of the Company and, as such, there will be no deductions for any statutory withholdings.

2.7      Medical and Dental Insurance

The Company will secure and pay for medical and dental insurance for the Consultant to the same standard as was enjoyed by the Consultant immediately prior to the Commencement Date.

2.8      Duties to the Group

While the Consultant is a director or officer of the Company, the Consultant will:

     (a) avoid potential ethical, legal, financial and other conflicts of interest, and will refrain from directly or indirectly (A) competing with a member of the Group; (B) serving as a principal, agent, director, officer, employee, consultant, shareholder or investor of or to a Competitive Business; (C) permitting his name to be used or employed by or associated with a Competitive Business; or (D) advising, lending money to or guaranteeing the debts or obligations of a Competitive Business, without the prior written approval of the Board;

     (b) refrain from making personal profits from the position of director or officer of the Company;

     (c) strive to protect the Group's assets and resources and use any corporate assets and resources employed by him or entrusted with him in a responsible manner;

     (d) to the best of his knowledge, comply with all applicable federal, provincial, state, municipal or local government laws, statutes, rules, by-laws and regulations, and all applicable official rules, policies, notices, directives, orders, judgments and degrees of governmental bodies;

     (e) abide by any ethics and conflict of interest policy, trading policy or other policy implemented from time to time by the Company; and

     (f) conduct himself at all times with the highest ethical standards in a manner that will bear the closest scrutiny.

For greater certainty, subsection 2.8(b) does not apply to (a) remuneration received by the Consultant under this Agreement or otherwise, for acting as a director, officer or committee member of the Company or another member of the Group; or (b) personal profits made from the sale of securities of the Company, provided the sale is made in compliance with applicable laws and any trading policy implemented from time to time by the Company.

                                   ARTICLE 3
                          TERMINATION OF OLD AGREEMENT

3.1      Termination of Old Agreement

The parties hereby acknowledge and agree that effective December 31, 2003, the Old Agreement and all of the rights and obligations of the parties thereunder are terminated.

3.2      Consideration for Termination

In consideration of the Consultant agreeing (a) to the termination of the Old Agreement and all of his rights and obligations thereunder; and (b) to enter into this Agreement with the Company, which supersedes the Old Agreement, the Company will:

     (a) pay to the Consultant the sum of US$120,000, payable monthly in 12 equal instalments on the last business day of each month commencing with January 30, 2004; and

     (b) as soon as it has filed its S-8 Registration Statement, and subject to the approval of Toronto Stock Exchange, issue to the Consultant from the pool of shares available for stock option grants under its stock option plan, 60,000 common shares in the capital of the Company. 55,000 of the shares will be held in escrow pursuant to an escrow agreement and will be released monthly in 11 equal instalments on the last business day of each month commencing with February 27, 2004.

3.3      Survival of Provision

The Consultant will receive the consideration under section 3.2 notwithstanding any termination of the consulting relationship prior to January 1, 2005 in accordance with this Agreement.

                                   ARTICLE 4
                            CONFIDENTIAL INFORMATION

4.1      General Obligation of Confidentiality

The Consultant acknowledges that the Confidential Information consists entirely of trade secrets, confidential and proprietary information that is the exclusive property of a member of the Group or an Associate from whom a member of the Group has obtained its rights. The Consultant will treat the Confidential Information in strict confidence and will not directly or indirectly, either during or subsequent to the consulting relationship, disclose, allow access to, transmit or transfer the Confidential Information to a third party (other than the Company's directors, officers, bankers, legal and financial advisors in the ordinary course of business) unless otherwise required by law or by a regulatory authority having jurisdiction over the Company, or except as previously approved in writing by the Company. The Consultant will protect such Confidential Information from disclosure by exercising a standard of care as may reasonably be expected to preserve its secret and confidential nature. The Consultant acknowledges and agrees that nothing contained in this Agreement will be construed as an assignment to him of any right, title or interest in the Confidential Information. All right, title and interest relating to the Confidential Information is expressly reserved by the Group and the Associates from whom the Group has obtained its rights. All documents containing Confidential Information are the property of the Group. Without limiting the generality of the foregoing, the Consultant hereby transfers to the Company the property rights in all documents that now or hereafter may contain the Confidential Information.

4.2      Use of Confidential Information

The Consultant agrees that at all times during and subsequent to the consulting relationship with the Company, he will not use any of the Confidential Information in any manner except as reasonably required for the Consultant to provide the Services.

4.3      Prohibition on Copying

The Consultant will not copy or reproduce the Confidential Information except in the course of the consulting relationship with and for the benefit of the Company or with the written approval of the Company. All such copies remain the property of the Company.

4.4      Injunctive Relief

The Consultant acknowledges that irreparable harm may result to the Group if the Consultant breaches his obligations under this Article. The Consultant acknowledges that such a breach may not properly be compensated by an award of damages. Accordingly, the remedy for any such breach may include, in addition to other available remedies and damages, injunctive relief or other equitable relief enjoining such breach at the earliest possible date.

                                   ARTICLE 5
                                      TERM

5.1      Term

The term of this Agreement (the "Term") will be for a period of three years, commencing on the Commencement Date and ending on December 31, 2006. Upon the expiry of the Term, the consulting relationship will automatically terminate.

5.2      Early Termination by Consultant


If for any reason the Consultant should wish to terminate the consulting relationship prior to the expiry of the Term, he will provide the Company with two months' prior written notice of his intention.

5.3      Early Termination by Company

The Company may terminate the consulting relationship at any time prior to the expiry of the Term, effective immediately, by providing the Consultant with written notice (the "Notice"). In the event the Company terminates the consulting relationship in accordance with this section, the Company will pay the Consultant (a) any amounts accrued under this Agreement up to the date that Notice is provided and unpaid at such date; and (b) the sum of US$30,000, payable in four instalments on the first, second, third and fourth month anniversaries of the date that the Notice is provided. The Company will also continue the benefits that the Consultant otherwise would have received under section 2.7 for a period of four months following the date that Notice is provided.

5.4      Termination with Event

Notwithstanding any other provision of this Agreement, the Company may terminate the consulting agreement effective immediately upon delivery of written notice, upon the occurrence of any of the following events:

     (a) the Consultant's commission of a crime that relates directly to the provision of the Services, or any act by the Consultant involving money or other property of the Group or an Associate of the Group that would constitute a crime in the jurisdiction involved; or

     (b) any breach by the Consultant of any of the terms of this Agreement that remains uncured after the expiration of one month following the delivery of written notice of such breach to the Consultant by the Company.

In the event the Company terminates the consulting relationship in accordance with this section, the Company will pay the Consultant any amounts accrued under this Agreement up to the date of termination and unpaid at such date.

5.5     Return of Property

Upon termination of the consulting relationship, the Consultant will return to the Company all Group property including all written information, tapes, discs or memory devices and copies thereof, and any other material on any medium in the Consultant's possession or control pertaining to provision of the Services, without retaining any copies or records of any Confidential Information whatsoever. The Consultant will also return any keys, pass cards, identification cards or other property belonging to the Company.

5.6   Director

Upon termination of the consulting relationship, the Consultant may, in his discretion, continue to act as a director of the Company, subject to his removal in accordance with the Company Act (British Columbia) (as amended or replaced from time to time) or the Articles of the Company. The Consultant will not be entitled to any fee or other amounts or benefits for so acting, except as proscribed by the Articles of the Company.

                                   ARTICLE 6
                                   INDEMNITY

6.1      Indemnity

The Consultant will defend, indemnify and save harmless the Company and the other members of the Group and their respective directors, officers, employees and agents (the "Indemnified Persons") and each of them from and against any liability that the Indemnified Persons or any of them or their personal representatives may incur or be liable to pay to any authority for source deductions, goods and services tax, provincial sales tax, excise or use tax, state sales tax or any other remittance obligations arising with respect to payments pursuant to this Agreement.

                                   ARTICLE 7
                                     GENERAL

7.1      Arbitration

All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, will be referred to and finally resolved by arbitration under the Rules of the British Columbia International Commercial Arbitration Centre. The appointing authorities will be the British Columbia International Commercial Arbitration Centre. The case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases Under the BCICAC Rules". The place of arbitration will be Vancouver, British Columbia, Canada.

7.2      Notices

Any notice required or permitted to be given hereunder must be in writing and will be sufficiently given or made if delivered or sent by registered mail to the address of the parties set out on page 1 hereof. Any notice so given will be deemed to have been given and to have been received on the day of delivery if it is a business day and otherwise on the next succeeding business day or, if mailed, on the third business day following the mailing thereof (excluding each day during which there exists any interruption of postal services due to strike, lockout or other cause). Addresses for notice may be changed by giving notice in accordance with this section.

7.3      Waiver

No failure or delay on the part of any party in exercising any power or right under this Agreement will operate as a waiver of such power or right, nor will any single or partial exercise of any such right or power preclude any further or other exercise of such right or power under this Agreement. No modification or waiver of any provision of this Agreement and no consent to any departure by any party from any provision of this Agreement will be effective unless it is in writing. Any such waiver or consent will be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any party in any circumstances will entitle such party to any other or further notice or demand in similar or other circumstances.

7.4      Enurement

This Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and assigns.

6.5       Survival of Terms

The  provisions  of Article 1,  Article 3,  Article 4,  Article 5, Article 6 and
Article 7 of this Agreement will survive the termination of the consulting relationship.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.


Mountain Province Diamonds Inc.
Per:

"Elizabeth J. Kirkwood"
--------------------
Authorized Signatory

SIGNED, SEALED & DELIVERED                                 )
by Jan Vandersande                                         )
in the presence of:                                        )
                                                           )
"Marlene Vandersande"                                          "Jan Vandersande"
-------------------------------------------------          )   -----------------
Signature of Witness                                       )   Jan Vandersande
                                                           )
Name of Witness:  Marlene Vandersande                      )
                  -------------------------------------
Address of Witness:  1777 Maywood Ave                      )
                     ----------------------------------
Upland CA 91784 U.S.A.                                     )
-------------------------------------------------------
Occupation of Witness:  HOMEMAKER                          )
                        -------------------------------
                                                           )
                                                           )
                                                           )

                                                                    Exhibit 11.1

                     Ethics and Conflict of Interest Policy

                                February 2, 2003

                                  Introduction

Mountain Province Diamonds Inc. (the "Company") and its affiliates (together, the "Group") expect each of their directors and officers (the "fiduciaries") to act ethically and with the greatest integrity. The Group's fiduciaries have an obligation to avoid potential ethical, legal, financial and other conflicts of interest and to refrain from making personal profits from their positions.

A conflict of interest exists if a fiduciary has personal financial interests or other opportunities for personal benefit of such a nature or extent that they could reasonably be expected to exert a substantial and improper influence upon the fiduciary's professional judgment in exercising any duty or responsibility to a member of the Group.

One of the purposes of this document (the "Policy") is to assist the Group and its fiduciaries in identifying potential conflicts of interest and to establish a procedure to deal with them. As such, the Policy is intended for the benefit of both the individual and the Group. If properly observed, in appropriate circumstances, the Policy will allow a contract to be treated as valid and binding even though a fiduciary has or may have a conflict of interest with respect to it.

Since the possibilities for conflict of interest are almost limitless and cannot all be covered in procedures, the Group's fiduciaries are expected to conduct themselves at all times with the highest ethical standards in a manner that will bear the closest scrutiny, and are responsible for seeking appropriate guidance before embarking on activities that might be questionable.

The Policy is intended to comply with the procedure prescribed in the Company Act (British Columbia) (the "Act"). In the event there is an inconsistency between the requirements and procedures prescribed herein and those in the Act, the Company's Memorandum or Articles of Amalgamation or any existing agreement between the Company and any of its fiduciaries, then the Act, Memorandum, Articles of Amalgamation or agreement will prevail. If there is an inconsistency between the requirements and procedures prescribed herein and those in the legislation governing a corporate affiliate of the Company, the affiliate's constating documents or any existing agreement between the affiliate and the fiduciary, then the legislation, constating documents or agreement will prevail.

The Policy is also intended to comply with the requirements of the U.S. Securities and Exchange Commission as mandated by the Sarbanes-Oxley Act of 2002 and the requirements of the stock exchanges on which the Company's securities are listed for trading from time to time.

Each fiduciary is required to become familiar with and adhere to the Policy. A fiduciary should notify the Company of any concerns or difficulties in interpretation or application of the Policy.

The Policy is subject to modification and further development in light of the Group's ongoing experience with it. The Group reserves the right to unilaterally amend the Policy and any of its provisions without advance notification. A copy of any amendment to the Policy will be delivered to each fiduciary. In addition, the Group reserves the right to use discretion when applying the Policy in particular instances.

                                   The Policy

                       Article 1 - Additional Definitions

1.1  Definitions.

     (a) Affiliate. The word "affiliate" has the meaning given to it under the Act.

     (b) Applicable Laws. "Applicable Laws" means all applicable federal, provincial, state, municipal or local government laws, statutes, rules, by-laws and regulations, and all applicable official rules, policies, notices, directives, orders, judgments and decrees of Governmental Bodies.

     (c)  Board. "Board" means the board of directors of the Company.

     (d) Conflict of Interest. Subject to paragraph 1.2 below, a "conflict of interest" exists if a fiduciary has personal financial interests or other opportunities for personal benefit of such a nature or extent that they could reasonably be expected to exert a substantial and improper influence upon the fiduciary's professional judgment in exercising any duty or responsibility to a member of the Group. Without limiting the generality of the foregoing, and subject to paragraph 1.2 below, the following circumstances constitute a conflict of interest:

          (i) a contract or proposed contract between a member of the Group and a fiduciary or a family member of a fiduciary;

          (ii) a contract or proposed contract in which a member of the Group is or is proposed be a party, and (A) in which a fiduciary or a family member of a fiduciary has, other than by reason solely of his or her relationship with the Group, a direct or indirect material financial interest; or (B) one of the other parties to the contract or proposed contract is an entity in or for which a fiduciary or a family member of a fiduciary is a principal, agent, director, officer, employee, consultant, shareholder, investor or legal representative;

          (iii)a fiduciary directly or indirectly competing with a member of the Group;

          (iv) a fiduciary directly or indirectly (i) having a material financial interest in; (ii) serving as a principal, agent, director, officer, employee, consultant, shareholder, investor or legal representative of or to; (iii) advising, lending money to or guaranteeing the debts or obligations of; or (iv) permitting his or her name to be used or employed by or associated with, an entity that competes with a member of the Group;

          (v) a fiduciary or a family member of a fiduciary demanding, accepting or offering or agreeing to accept a direct or indirect commission, reward, advantage, benefit, gift, entertainment or other favour from any individual or entity that:

               (i) does or is seeking to do business with a member of the Group; or

               (ii) has  received,  is receiving or is seeking to receive a loan or investment, or secure other financial commitments from a member of the Group,

               under circumstances where it reasonably might be inferred that such action was intended to influence or might influence the fiduciary in the performance of his or her duties. This does not preclude the acceptance of items of nominal or insignificant value or entertainment of nominal or insignificant value, which are not related to any particular transaction or activity of the Company or any of its affiliates; and

          (vi) a fiduciary engaging in any business or transaction or having a material financial interest or other personal interest that is incompatible with the discharge of the fiduciary's duties and responsibilities.

     (e) Director. A "director" means a director of the Company or any of its affiliates.

     (f) Family Member. A "family member" is a spouse (including a common law spouse), domestic partner, parent, child, sibling or a spouse of a child or sibling.

     (g) Governmental Bodies. A "Governmental Body" or "Governmental Bodies", as the case may be, is any federal, provincial, state, municipal or local government, parliament, legislature or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or, without limitation to the foregoing, any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks, and any stock exchange, inter-dealer quotation network or other organized trading facility or securities regulatory body), having or purporting to have jurisdiction in the relevant circumstances, or any person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator).

     (h) Material Financial Interest. A "material financial interest" includes a material ownership or investment interest as well as a compensation arrangement.

     (i)  Permitted Conflict. A "Permitted Conflict" includes the following:

          (i) a conflict of interest or potential conflict of interest that results from a fiduciary directly or indirectly acting for a member of the Group or an entity that competes with a member of the Group in a professional advisory capacity;

          (ii) an arrangement by way of security for money lent to or obligations undertaken by a fiduciary, or by an entity in which he or she has an interest, for the benefit of a member of the Group;

          (iii)a contract relating primarily to a fiduciary's remuneration as a director, officer, employee or agent of a member of the Group;

          (iv) a contract between a member of the Group and a fiduciary for indemnity or insurance; and

          (v) a conflict of interest or potential conflict of interest that results from a contract between two different members of the Group.

1.2  Exclusions.

Notwithstanding anything else contained in the Policy, no conflict of interest will exist solely by virtue of:

     (a) a fiduciary directly or indirectly holding any class of publicly traded securities of:

          (i) an entity that is or is proposed to be a party to a contract or a proposed contract in which a member of the Group is or is proposed to be a party; or

          (ii) an entity that competes with a member of the Group,

          provided that the fiduciary, alone or in conjunction with any other individual or entity, does not directly or indirectly hold more than 1% of the securities of any such class; or

     (b)  an investment in:

          (i) an entity that is or is proposed to be a party to a contract or a proposed contract in which a member of the Group is or is proposed to be a party; or

          (ii) an entity that competes with a member of the Group,

          by a mutual fund, pension or other institutional investment over which a fiduciary and his or her family members has no control.

                           Article 2 - General Duties

2.1  Good Faith.

When discharging his or her duties and responsibilities to the Company or another member of the Group, a fiduciary must at all times act in good faith, responsibly and with due care and diligence. A fiduciary must strive to ensure that his or her independent judgment is not compromised.

2.2  Corporate Assets.

A fiduciary must strive to protect the Group's assets and resources. A fiduciary must use any corporate assets and resources employed by the fiduciary or entrusted with the fiduciary in a responsible manner.

2.3  Advance Interests.

A fiduciary must act to advance the Group's legitimate interests when the opportunity arises.

2.4  Fair Dealing.

A fiduciary must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practise.

                           Article 3 - Audit Committee

3.1  Audit Committee.

The Audit Committee will administer and monitor compliance with the Policy. The Audit Committee will require each fiduciary to review a copy of the Policy and acknowledge in writing that he or she has done so and agrees to comply with it.



                       Article 4 - Disclosure of Conflict

4.1  Disclosure of Conflict.

A fiduciary who has a conflict of interest or potential conflict of interest, or who is unsure as to whether a conflict of interest or potential conflict of interest exists, must disclose in writing to the Audit Committee the nature and extent of the actual or possible conflict of interest or potential conflict of interest. The disclosure must be made forthwith after the fiduciary becomes aware of the actual or possible conflict of interest or potential conflict of interest and in sufficient detail and form as to afford the Audit Committee an understanding of the relevant facts.

The Audit Committee will review any disclosure made in accordance with this paragraph 4.1 and determine whether it reasonably requires additional information. If a request for additional information is reasonably made, the fiduciary must provide it to the Audit Committee forthwith.

Provided a conflict of interest or potential conflict of interest is found to exist, then as soon as the Audit Committee has completed its review, and in any event within 15 days following the date of initial disclosure, the Audit Committee will report to the Board with its findings and its recommendations.

Within five days of receiving a report from the Audit Committee, the Board will issue a written directive to the fiduciary advising the fiduciary of the findings of the Audit Committee and the steps that the Board requires the fiduciary to take. In general, the directives will follow the guidelines established under Article 5 of the Policy. However, the Group reserves the right to use discretion when applying the guidelines in any particular instance.

In addition, fiduciaries must ensure they satisfy the disclosure requirements of sections 120-123 of the Act (or the requirements of equivalent legislation governing them), a copy of which is attached as Appendix A.

                    Article 5 - General Conflicts Guidelines

5.1  Avoidance of Conflicts of Interest.

Unless otherwise provided herein, a fiduciary must structure his or her activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from his or her position. A fiduciary must act at all times with honesty and integrity and refrain from using corporate assets, information, opportunities or the fiduciary's position for personal gain or taking for himself or herself personally opportunities that are discovered through the use of corporate assets, information, opportunities or the fiduciary's position.

5.2  Prohibition.

As a general rule, fiduciaries are prohibited from engaging in any activity described under sections 1.1(d)(iii), (iv) or (vi) above, unless the activity is a Permitted Conflict.

5.3  Approval of Gifts, Entertainment and other Favours.

As a general rule, fiduciaries and their family members must not demand, accept or offer or agree to accept a direct or indirect commission, reward, advantage, benefit, gift, entertainment or other favour from any of the individuals or entities listed under section 1.1(d)(v) above. However, a fiduciary may apply in writing to the Audit Committee for approval to accept or retain such an offering. The Audit Committee will determine whether there is a business benefit or purpose for accepting or retaining the offering, taking into account the source, value, purpose and frequency of the offering. Any potential detriment to a member of the Group will be grounds for resisting or returning the offering. The Audit Committee will report to the Board with its findings and its recommendations and the Board will issue a directive in accordance with paragraph 4.1 above.

5.4  Approval of Proposed Contracts.

As a general rule, a board of directors of the Group should not approve a proposed contract that places a fiduciary in a conflict of interest, unless the conflict of interest is a Permitted Conflict or one of the following two exceptions applies:

     1. the proposed contract provides no benefit, or only minimal benefit, to the fiduciary or to the relevant family member of the fiduciary; or

     2. the benefit to the relevant member of the Group is such that the conflict of interest should be tolerated.

Even if one of the foregoing two exceptions applies, the proposed contract should not be approved unless:

     (a) overall, the contract is fair and reasonable and in the best interests of the relevant member of the Group;

     (b) the board of directors has made reasonable inquiries and has received information in response confirming there is no alternative to the contract that is both reasonable and as favourable to the relevant member of the Group; and

     (c) tolerating the conflict will not impair public confidence in the Company or any other member of the Group or their reputations.

Notwithstanding anything to the contrary, no board of directors of the Group will directly or indirectly extend or maintain credit or arrange for an extension of credit or renew an extension of credit, in the form of a personal loan, to or for any fiduciary of the Company or another member of the Group.

5.5  Board Meetings.

As a general rule, if a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, including a Permitted Conflict that relates to the director's own remuneration, that director will not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and to respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote. The director will not vote on any resolution to approve the proposed contract and will not be present in the meeting room when the vote is taken, unless the vote is by secret ballot.

The foregoing does not apply if the conflict of interest or potential conflict of interest is a Permitted Conflict, other than a Permitted Conflict that relates to the director's own remuneration.

                      Article 6 - Confidential Information

6.1  Confidential Information.

Each fiduciary will exercise care not to disclose confidential information acquired in connection with his or her position or information the disclosure of which might be adverse to the interests of the Company or another member of the Group. No fiduciary will disclose or use information relating to the business of the Company or another member of the Group for the personal profit or advantage of the fiduciary or a family member of the fiduciary.

                  Article 7 - Compliance with Laws and Policies

7.1  Compliance with Laws and Policies.

Each fiduciary must comply with:

(a) all Applicable Laws, including, without limitation, insider trading and tipping laws;

(b) all applicable policies and procedures established from time to time by the Company or another member of the Group including, without limitation, policies and procedures with respect to prevention of insider trading and tipping; and

(c) all applicable corporate governance mandates, charters, internal controls, disclosure controls and procedures and other policies and procedures developed or adopted by a board of directors of the Group or a committee of a board of directors of the Group from time to time.

8.2  Responsibilities of the Directors.

The directors are responsible, collectively and individually, for the Group's compliance with Applicable Laws. A director must disclose without delay all information that the Company or another member of the Group needs in order to comply with Applicable Laws, insofar as that information is known to the director or could with reasonable diligence be ascertained by the director. Whenever appropriate, directors are required to seek advice from the Group's advisors regarding the Group's compliance with Applicable Laws and take that advice into account.

            Article 8 - Additional Provisions for Financial Officers

8.1  Additional Provisions for Financial Officers.

The Company's CEO, CFO, Chief Accounting Officer and Controller, and any person performing a similar function, are also required to adhere to the provisions set out in Appendix 2 to the Policy, which forms a part of the Policy.

                  Article 9 - Violation of Policy or Directive

9.1  Report Violations.

Individuals are strongly encouraged to speak with a member of the Audit Committee about any possible violation of the Policy and to report any actual violation of the Policy or any other illegal or unethical behaviour to the Audit Committee. Upon receiving a report, the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate disciplinary and corrective action.

To the extent practicable, all reports will be kept confidential. The Group will not condone any retaliation for a report made in good faith.

9.2  Failure to Disclose Conflict of Interest.

If the Audit Committee has reasonable cause to believe that a fiduciary has failed to disclose a conflict of interest or potential conflict of interest, it will inform the fiduciary of the basis for such belief and afford the fiduciary an opportunity to explain the alleged failure to disclose.

If, after hearing the response of the fiduciary and making such further investigation as may be warranted in the circumstances, the Audit Committee determines that the fiduciary has in fact failed to disclose an actual or potential conflict of interest, it will recommend to the Board appropriate disciplinary and corrective action.

9.3  Violation of Policy or Board Directive.

The violation of the Policy including any directive issued by the Board, is a serious matter and, in addition to any fines or penalties imposed under Applicable Laws, may constitute cause for the removal or dismissal of a fiduciary.

                                 Acknowledgement

Please sign and return to the Company the duplicate copy of the Policy to indicate that you have read it and that you agree to comply with it. Please retain the original copy for your files.



Date:
     -------------------------------         -----------------------------------
                                             Signature

                                             -----------------------------------
                                             Name

                                   Appendix 1

            Sections 120 - 123 of the Company Act (British Columbia)

Director to disclose interest
120 (1) Every director of a company who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the company must disclose the nature and extent of the director's interest at a meeting of the directors.

     (2)  The disclosure required by subsection (1) must be made:

          (a) at the meeting at which a proposed contract or transaction is first considered,

          (b) if the director was not, at the time of the meeting referred to in paragraph (a), interested in a proposed contract or transaction, at the first meeting after the director becomes interested, or

          (c) at the first meeting after the relevant facts come to the director's knowledge.

     (3) For the purpose of this section, a general notice in writing given by a director of a company to the other directors of the company to the effect that the director is a member, director or officer of a specified corporation, or that the director is a partner in, or owner of, a specified firm, and that the director has an interest in a specified corporation or firm, is a sufficient disclosure of interest to comply with this section.

     (4) A director of a company is not deemed to be interested or to have been interested at any time in a proposed contract or transaction merely because:

          (a) if the proposed contract or transaction relates to a loan to the company, the director or a specified corporation or specified firm in which the director has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan,

          (b) if the proposed contract or transaction has been or will be made with or for the benefit of an affiliated corporation, the director is a director or officer of that corporation,

          (c) the proposed contract or transaction relates to an indemnity under section 128 or to insurance under section 128, or

          (d) the proposed contract or transaction relates to the remuneration of a director in that capacity.

Director liable to account
121 (1) Every director referred to in section 120 (1) must account to the company for any profit made as a consequence of the company entering into or performing the proposed contract or transaction, unless:

          (a)  he or she  discloses  his or her  interest as required by section
               120,

          (b) after his or her disclosure the proposed contract or transaction is approved by the directors, and

          (c) he or she abstains from voting on the approval of the proposed contract or transaction,

      or unless:

          (d) the contract of or transaction was reasonable and fair to the company at the time it was entered into, and

          (e) after full disclosure the nature and extent of his or her interest, it is approved by special resolution.

     (2)  Unless the  articles  otherwise  provide,  a director  referred  to in section 120 (1) must not be counted in the quorum at a meeting of the directors at which the proposed contract or transaction is approved.

Validity
122 The circumstance that a director is, in any way, directly or indirectly, interested in a proposed contract or transaction, or a contract or transaction, with the company does not make the contract or transaction invalid, but, if the matters referred to in section 121 (1) (a) to (c) or section 121 (1) (d) and (e) have not occurred, the court, on the application of the company or any interested person, may enjoin the company from entering into the proposed contract or transaction, or set aside the contract or transaction, or make any other order that the court considers appropriate.

Disclosure of conflict of office or property
123 (1) Every director of a company who holds any office, or possesses any property, whereby, whether directly or indirectly, a duty or interest might be created in conflict with the director's duty or interest as a director of the company, must declare at a meeting of the directors of the company the fact, and the nature and extent of the conflict.

     (2)  The declaration  must be made by a director  referred to in subsection
          (1) at the first meeting of the directors held:

          (a)  after he or she becomes a director, or

          (b) if he or she is already a director, after he or she began to hold the office or possess the property.

                                   Appendix 2

                               Financial Officers

A2.1 Presentation of Information.

The Company's CEO, CFO, Chief Accounting Officer and Controller, and any person performing a similar function (collectively, the "Financial Officers"), must, to the best of their abilities:

(a) present financial information fully, honestly and professionally so that it will be understood in its context; and

(b) ensure that financial information is maintained in a manner that describes clearly the true nature of business transactions, assets or liabilities and entries are classified and recorded in a timely and proper manner.

A2.2 Disclosure in Reports and Documents.

The Financial Officers are responsible for establishing and maintaining controls and procedures to ensure that information (both financial and non-financial) that is potentially subject to disclosure under the requirements of Applicable Laws is accumulated, recorded, processed and communicated to the Financial Officers to allow timely decisions regarding required disclosure, and that information that is required to be disclosed is summarized and reported within the required time periods. The Financial Officers are also responsible for establishing procedures for testing the effectiveness of the disclosure controls and procedures.

A.2.3 Internal Controls.

The Financial Officers are responsible for establishing and maintaining internal controls to assure that transactions are properly authorized, that assets are safeguarded and that transactions are properly recorded for financial reporting purposes. The Financial Officers are also responsible for establishing procedures for (a) testing the effectiveness of the internal controls; (b) evaluating deficiencies in the design or operation of internal controls, material weaknesses in internal controls and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

A.2.4 Review.

The Financial Officers must continually review, evaluate and, if necessary, modify the Company's disclosure controls and procedures and internal controls to accommodate changes in its size, business, personnel and regulatory changes.

A.2.5 Disclosure to Board and Audit Committee.

The Financial Officers should report to the Audit Committee and the Board on disclosure contained in each report required to be filed under Applicable Laws. The Financial Officers must disclose to the Audit Committee and the Company's external auditors (a) all significant deficiencies in the design and operation of the Company's internal controls which could adversely affect its ability to record, process, summarize and report financial data; and (b) any material weaknesses in internal controls and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

For the purposes of this paragraph, "material weakness" means a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. "Significant deficiencies" means significant deficiencies in the design or operation of internal controls, which could adversely affect the Company's ability to initiate, record, process and report financial data consistent with the assertions of management in the Company's financial statements.

A.2.6 CEO Disclosure.

As and when the CEO becomes aware of material information, risks or opportunities relating to the Company's business, the CEO will disclose such information, risks or opportunities to the Board, by means of telephone conference call or email.

                                                                    Exhibit 12.1

                    CERTIFICATIONS PURSUANT TO SECTION 302 OF
                         THE SARBANES-OXLEY ACT OF 2002

I,  Jan W. Vandersande, certify that:

I have reviewed this annual  report on Form 20-F of Mountain  Province  Diamonds
Inc;

1. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: August 17, 2004    By:  "Jan W. Vandersande"
                         -------------------------------------------------------
                         Jan W. Vandersande, President (Chief Executive Officer)

                                                                    Exhibit 12.2

                    CERTIFICATIONS PURSUANT TO SECTION 302 OF
                         THE SARBANES-OXLEY ACT OF 2002

I,  Elizabeth J. Kirkwood, certify that:

I have reviewed this annual  report on Form 20-F of Mountain  Province  Diamonds
Inc;

1. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: August 17, 2004   By: "Elizabeth Kirkwood"
                        --------------------------------------------------------
                        Elizabeth J. Kirkwood, Chief Financial Officer

                                                                    Exhibit 13.1

       CERTIFICATION PURSUANT TO 18 U.S.C.ss.1350, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mountain Province Corporation (the "Company") on Form 20-F for the period ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jan Vandersande, President (Chief Executive Officer) of the Company, certify, pursuant to 18 U.S.C.ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date  August 17, 2004

                                             "Jan W. Vandersande"
                                             -----------------------------------
                                             Jan W. Vandersande
                                             President (Chief Executive Officer)

                                                                    Exhibit 13.2

       CERTIFICATION PURSUANT TO 18 U.S.C.ss.1350, AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mountain Province Corporation (the "Company") on Form 20-F for the period ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Elizabeth Kirkwood, Chief Financial Officer) of the Company, certify, pursuant to 18 U.S.C.ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date August 17, 2004

                                             "Elizabeth Kirkwood"
                                             -----------------------------------
                                             Elizabeth Kirkwood
                                             Chief Financial Officer

                                  Exhibit 14.2

[KPMG LOGO OMITTED]
KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street                  Telephone (604) 691-3000
Vancouver BC V7Y 1K3                            Telefax (604) 691-3031
Canada                                          www.kpmg.ca





             INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT


To the Board of Directors
Mountain Province Diamonds Inc.


We consent to the incorporation by reference in the Registration Statement on Form S-8 of Mountain Province Diamonds Inc. (the "Corporation") (Registration Number 333-112986) of our report dated June 16, 2004, with respect to the consolidated balance sheets of the Corporation as of March 31, 2004 and 2003, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2004, which report appears in the March 31, 2004 Annual Report on Form 20-F of the Corporation.

KPMG LLP (Signed)

Chartered Accountants

Vancouver, British Columbia
August 6, 2004



[KPMG LOGO OMITTED]

KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss nonoperating association.