Form 20-F
MOUNTAIN PROVINCE DIAMONDS INC
filed 2005-06-29
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2005 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to ____________________

Commission file number                       0-27322

             MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of Registrant as specified in its charter)

                                                                            Not Applicable
(Translation of Registrant's name into English)

                                                                       British Columbia
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

                                                         Common shares without par value
                                                                    (Title of Class)

__________________________________________________________________________________
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

52,610,847

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ]No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17 [ ]  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[ ] Yes [ ] No

Not Applicable.

TABLE OF CONTENTS
GLOSSARY		v

GLOSSARY OF TECHNICAL TERMS		vii

PART I
Item 1	Identity of Directors, Senior Management and Advisers.	1
Item 2	Offer Statistics and Expected Timetable.	1
Item 3	Key Information.	1
A.	Selected financial data.	1
B.	Capitalization and indebtedness.	3
C.	Reasons for the offer and use of proceeds.	3
D.	Risk factors.	3
Item 4	Information on the Company.	11
A.	History and development of the Company.	11
B.	Business Overview.	13
C.	Organizational structure	17
D.	Property, plants and equipment.	17
Item 5	Operating and Financial Review and Prospects.	35
A.	Operating results.	35
B.	Liquidity and capital resources	36
C.	Research and development, patents and licenses etc.	38
D.	Trend information	38
E.	Off-balance sheet arrangements	38
F.	Tabular disclosure of contractual obligations	38
G.	Safe harbour	39
Item 6	Directors, Senior Management and Employees.	41
A.	Directors and Senior Management.	41
B.	Compensation.	43
C.	Board practices.	44
D.	Employees.	46
E.	Share ownership.	46
Item 7	Major Shareholders and Related Party Transactions.	47
A.	Major shareholders.	47
B.	Related party transactions.	48
C.	Interests of experts and counsel.	49
Item 8	Financial Information.	49
A.	Consolidated Statements and Other Financial Information.	49
B.	Significant Changes.	49
Item 9	The Offer and Listing.	50
A.	Offer and Listing Details	50
B.	Plan of Distribution	51
C.	Markets	51
D.	Selling Shareholders	51
E.	Dilution	52
F.	Expenses of the Issuer	52
Item 10	Additional Information.	52
A.	Share capital.	52
B.	Memorandum and articles of association.	52

C.	Material contracts.	55
D.	Exchange controls.	55
E.	Taxation	58
F.	Dividends and paying agents.	67
G.	Statement by experts.	68
H.	Documents on display.	68
I.	Subsidiary Information.	68
Item 11	Quantitative and Qualitative Disclosures About Market Risk.	68
Item 12	Description of Securities Other than Equity Securities.	69
PART II		69
Item 13	Defaults, Dividend Arrearages and Delinquencies.	69
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.	69
Item 15	Controls and Procedures	70
Item 16	[Reserved]	70
Item 16A	Audit Committee Financial Expert	70
Item 16B	Code of Ethics	70
Item 16C	Principal Accountant Fees and Services	71
Item 16D	Exemptions from the Listing Standards for Audit Committees	72
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	72
PART III		72
Item 17	Financial Statements.	72
Item 18	Financial Statements.	72
Item 19	Exhibits	72
SIGNATURES		75
EXHIBIT INDEX		76

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

Company, MPV or Registrant means Mountain Province Diamonds Inc.;

De Beers means De Beers Consolidated Mines Ltd.;

De Beers Canada or Monopros means De Beers Canada Exploration Inc., formerly known as Monopros Limited, a wholly-owned subsidiary of De Beers;

Exchange Act means the U.S. Securities Exchange Act of 1934;

Gahcho Kué Project, located at Kennady Lake, is the aboriginal name for the Kennady Lake Project involving the diamondiferous kimberlite bodies in Kennady Lake located on the AK leased claims;

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

v

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

Old MPV means MPV prior to its amalgamation with 444965 B.C. Ltd.;

PFIC means Passive Foreign Investment Company under the Code;

Qualified Person as defined by Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects), means an individual who

(a)	is an engineer or geoscientist with a least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)	has experience relevant to the subject matter of the mineral project and the technical report; and

(c)	is a member in good standing of a professional association (as that term is defined in Canadian National Instrument 43-101);

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

Bulk Sample	Evaluation program of a diamondiferous kimberlite pipe in which a large amount of kimberlite (at least 100 tonnes) is recovered from a pipe.
Carat	A unit of weight for diamonds, pearls, and other gems. The metric carat, equal to 0.2 gram or 200 milligram, is standard in the principal diamond-producing countries of the world.
Caustic Fusion	An analytical process for diamonds by which rocks are dissolved at temperatures between 450-600° C. Diamonds remain undissolved by this process and are recovered from the residue that remains.
Craton	A stable relatively immobile area of the earth's crust that forms the nuclear mass of a continent or the central basin in an ocean.
Diabase	A fine-grained rock of the composition of gabbro but with an ophitic texture.
Dyke	A body of igneous rock, tabular in form, formed through the injection of magma.
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

"Measured Mineral Resource" means, under CIM standards that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY

x

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	and other risks and uncertainties related to the Company's prospects, properties and business strategy.

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

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company as at March 31, 2005, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

.

PART I

Item 1 Identity of Directors, Senior Management and Advisers.

Not Applicable

Item 2 Offer Statistics and Expected Timetable.

Not Applicable

Item 3 Key Information.

        A.     Selected financial data.

The selected financial data set forth below should be read in conjunction with Item 5 - Operating and Financial Review and Prospects, and in conjunction with the consolidated financial statements and related notes of the Company included under Item 17, "Financial Statements."  The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 10 to the consolidated financial statements. The Company's financial statements are set forth in Canadian dollars.

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended March 31, 2005, 2004, 2003, 2002, and 2001.  Except as otherwise indicated, dollar amounts presented are equivalent under Canadian and United States generally accepted accounting principles.

	12 Months Ended
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Operating Revenue	nil	nil	nil	nil	nil

Interest Revenue	13	12	19	18	66

Working Capital	1,041	701	1,037	340	903

Net Earnings (loss) -
Under Canadian GAAP:	1,531	(1,813)	(1,713)	(1,456)	(3,060)
Under U.S. GAAP:	1,836	(1,223)	(14,513)	(1,520)	(3,155)
Basic and diluted earnings (loss) per share -
Under Canadian GAAP:	0.03	(0.04)	(0.03)	(0.03)	(0.07)
Under U.S. GAAP:	0.04	(0.02)	(0.29)	(0.03)	(0.07)
Total Assets -
Under Canadian GAAP:	36,038	33,514	34,418	33,947	34,433
Under U.S. GAAP:	3,683	1,030	1,363	13,618	14,148

Total Liabilities	95	273	240	324	303
Share Capital	57,608	56,595	55,719	53,470	52,521
Net Assets -
Under Canadian GAAP:	35,943	33,241	34,178	33,623	34,129
Under U.S. GAAP:	3,588	757	1,122	13,294	13,845
Number of Common Shares issued less shares owned by subsidiary	52,610,847 - 52,610,847	*51,202,111 - 51,202,111	66,597,766 (16,015,696) 50,582,070	63,883,100 (16,015,696) 47,867,404	62,166,188 (16,015,696) 46,150,492

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

The Average Rate is set out for each of the periods indicated in the table below.

2005	2004	2003	2002	2001
US$0.7842	US$0.7412	US$0.6474	US$0.6380	US$0.6630

The high and low exchange rates for each month during the previous six months are as follows:
Month	High	Low
December 2004	US$0.8450	US0.8056
January 2005	US$0.8333	US0.8061
February 2005	US$0.8147	US$0.7966
March 2005	US$0.8337	US$0.8043
April 2005	US$0.8248	US$0.7948
May 2005	US$0.8085	US$0.7894

On June 15, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1 Canadian = US$0.79815.

    B.     Capitalization and indebtedness.

Not Applicable

    C.     Reasons for the offer and use of proceeds.

Not Applicable

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

(a)	The Company's limited operating history makes it difficult to evaluate the Company's current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

    (b)     Speculative business

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

(c)	The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

The Company currently has no significant source of operating cash flow. The Company has limited financial resources. The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to generate revenues:

    (d)     Exploration and Development

The Company's properties are primarily in the exploration stage. There is no certainty that the expenditures to be made by the Company or its joint venture partner in the exploration of its properties as described herein will result in discoveries of diamonds which can be commercialized at a reasonable cost. While there are no estimates of reserves, mineral deposits and production costs, these estimates, when made, can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results.

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

    (e)     History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. During the year ended March 31, 2005 the Company did have earnings in the amount of $1,531,244 which is due to the gain realized in the sale of the Haveri project to Northern Lion Gold Corp. and the gain on the sale of the Baffin Island claims to Patrician Diamonds Inc. The Company incurred net earnings (loss) during each of the following periods:

•    $1.531 million net earnings for the year ended March 31, 2005.

•    $1.81 million loss for the year ended March 31, 2004.

•    $1.72 million loss for the year ended March 31, 2003.

As of March 31, 2005, the Company had an accumulated deficit of $21.9 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage, and the Company has no history of earnings or cash flow from operations and, as an exploration Company, has only a history of losses. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

    (f)     Recoverability of capitalized mineral property costs

The recoverability of the amounts capitalized for mineral properties in the Company's consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, is dependent upon the ability of the Company to complete exploration and development, the discovery of economically recoverable reserves, and, if warranted, upon future profitable production or proceeds from disposition of the Company's mineral properties.

    (g)     Additional Funding Requirements

As of March 31, 2005, the Company had cash and cash equivalents of approximately $1.001 million and working capital of approximately $1.041 million. During the past three fiscal years ended March 31, 2005, the Company has used approximately $3.463 million in cash flows in operating activities including approximately $0.858 million during the fiscal year ended March 31, 2005, $1.020 million during the fiscal year ended March 31, 2004 and $1.585 million during the fiscal year ended March 31, 2003.

The Company's administrative and other expenses are expected to be approximately $0.6 million for the next year. The Company has sufficient working capital for administrative purposes for the next year, but may need to raise additional capital should it participate in exploration programs. The Company may be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders' interests in the Company or to the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations.

    (h)     No Proven Reserves

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

    (i)     Title Matters

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

    (j)     Diamond Prices

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers, of South Africa, and from The Diamond Trading Co., (formerly known as the Central Selling Organization), a marketing agency controlled by De Beers. The price of diamonds dropped sharply after September 11, 2001 and has now recovered, but future prices cannot be predicted. Over the past three years, diamond prices have increased on average by 25%. Current trends suggest an over demand for rough diamonds in the near to mid-term.

    (k)     Compliance with Environmental and Government Regulation

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

Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. The amount of funds required to comply with all environmental regulations and to pay for compensation in the event of a breach of such laws may exceed the Company's ability to pay such amount.

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

    (l)     Climate and Transportation

The AK Property is subject to climate and transportation risks because of its remote northern location. Such factors can add to the cost of exploration and development and operation, thereby affecting costs and profitability.

    (m)     Joint Venture Partner

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

This study is expected to be of sufficient detail to allow the Gahcho Kué Project, previously known as the Kennedy Lake Project, to advance to mine permitting in the third quarter of 2005, should the project's profitability level support a decision to proceed to the next phase.

    (n)     Operating Hazards and Risks

Diamond exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage. The Company maintains insurance policies relating to Director's and Officer's liability, but can give no guarantees that such insurance will be sufficient to protect the Company from losses

    (o)     Numerous factors beyond the control of the Company affect the marketability of any diamonds discovered.

Factors beyond the control of the Company may affect the marketability of any diamonds discovered. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns. The effect of these factors on the price of diamonds and therefore the economic viability of any of the Company's projects cannot accurately be predicted.

    (p)     The Company's expectations reflected in forward looking statements may prove to be incorrect.

This Form 20-F includes "forward looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this annual report, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial positions are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such expectations may prove to be incorrect,

    (q)     Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future. The Company is required under the Monopros Joint Venture Agreement (see Item 4B - Information on the Company - Business Overview) to sell its rough diamonds at a price that is reflective of the market price, to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, which controls approximately 60% of the diamond market. There is therefore little competition for diamonds produced from the Company's properties, if any. The Company really only competes in the acquisition of new properties

    (r)     Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

    (s)     Financing Risks

The Company's current operations do not generate any cash flow. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The degree of the dilution would depend on the stock price. The Company has successfully raised funds in recent years through share and warrant issuances. As at June 15, 2005, the Company had approximately $912,000 in cash, and the Company does not anticipate having to seek new equity financing for the next 12 months.

    (t)     Dilution from Outstanding Securities

As at June 15, 2005, there were 1,310,000 options at prices ranging from $0.67 to $2.06 (expiring at various dates), and nil warrants outstanding. The stock options, if fully exercised, would increase the number of shares outstanding by 1,310,000. Such options, if fully exercised, would constitute approximately 2.4% (out of 53,935,848 shares (52,625,847 issued and outstanding, plus total options) respectively) of the Company's resulting share capital as at June 15, 2005. It is unlikely that options would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

    (u)     Liquidity in Trading Market

The Company's shares trade on the Toronto Stock Exchange ("TSX") and were quoted on the NASD OTCBB until April 1, 2005. On April 4, 2005 the Company's shares began trading on the American Stock Exchange (the "Amex"). The primary market for the Company's shares is the TSX and the average trading volume for the Company's shares at the TSX was approximately 30,000 shares per day during the fiscal year ended March 31, 2005.

    (v)     Conflicts of Interest

At the present time, except to the extent that Jan Vandersande has a Consulting Agreement with the Company (see Item 6C - Board Practices), none of the officers and directors are in a position of conflict of interest. Elizabeth Kirkwood does not have a consulting agreement with the Company. However, certain officers and directors of the Company are associated with other natural resource companies that acquire interests in mineral properties.

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

    (w)     Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figure, Jan Vandersande, who has a Consulting Agreement with the Company: See, Item 7B -Related party transactions, Item 6C - Board Practices, and Item 10C- Material Contracts. Loss of the key person could have a material adverse effect on the Company. The Company does not maintain key-man life insurance on Jan Vandersande.

    (x)     Fluctuations in Company Stock Prices

Prices for the Company's shares on the TSX, historically on the NASD OTCBB and currently on the Amex, have been extremely volatile. The price for the Company's common shares on the TSX ranged from $1.60 (low) and $2.26 (high) during the fiscal year ended March 31, 2005, and from $0.61 (low) to $2.75 (high) during the fiscal year ended March 31, 2004. Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

    (y)     Currency Rate Fluctuations

Feasibility and other studies conducted to evaluate the Company's properties are denominated in U.S. dollars, and the Company conducts a significant portion of its operations and incurs a significant portion of its administrative and operating costs in Canadian dollars. The exchange rate for converting U.S. dollars into Canadian dollars has fluctuated in recent years. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between the U.S. dollar and the Canadian dollar, and these fluctuations in the rates of currency exchange may materially affect the Company's financial position, results of operations and timing of the development of its properties.

(z)	The Mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities.

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, the Company's ability to acquire additional attractive mining properties, should it decide to do so in the future, on terms it considers acceptable may be adversely affect.

    (aa)     De Beers Support

The exploration of the AK Property has been primarily funded by De Beers, and De Beers Canada has made an equity investment in the Company. However, there is no assurance that the level of support provided by De Beers will continue in the future.

As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.  Some of its directors and officers are residents of Canada and a significant part of its assets are, on will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless it may be difficult for United States Shareholders to bring an original action in the

Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's resident executive officers or directors.

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

Old MPV was incorporated under the laws of British Columbia on December 2, 1986 under the British Columbia Company Act (the "Old Act") and was engaged in the exploration of precious and base mineral resource properties until the date of the MPV Amalgamation. Prior to the date of the MPV Amalgamation, Old MPV held an undivided 50% interest in the AK-CJ Properties and an interest in each of the other properties which are currently held by MPV, as described below.

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

Mountain Glen was voluntarily dissolved on August 4, 2004.

Pursuant to the repeal of the British Columbia Company Act and its replacement by the British Columbia Business Corporations Act (the "New Act"), the Company transitioned to the New Act and adopted new Articles.

The Company is domiciled in Canada.

The names of the Company's subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this Annual Report, are as follows:
Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation
Mountain Province Mining Corp. (USA)	September 18, 1987	Nevada, U.S.A.
Baltic Minerals BV	January 26, 1996	The Netherlands
Baltic Minerals Finland OY	May 18, 1994	Finland

The subsidiaries of the Company, represented diagrammatically, are as follows:
Mountain Province Diamonds Inc. (British Columbia)

Baltic Minerals BV (100%)	Mountain Province Mining Corp. (USA) (100%)

Baltic Minerals Finland OY (100%)

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

The Company's initial public offering on the Vancouver Stock Exchange ("VSE") was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company listed its shares on the Toronto Stock Exchange ("TSX") (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the Vancouver Stock Exchange (now known as the TSX Venture Exchange and prior to that, as the Canadian Venture Exchange ("CDNX")) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on the Amex under the symbol MDM. Prior to April 4, 2005 the Company's shares traded on the OTCBB under the symbol "MPVI". The Company is also registered extra-provincially in Manitoba, Saskatchewan, and the Northwest Territory, and is a reporting issuer in British Columbia, Ontario and Alberta. The Company files reports in the United States pursuant to section 13 of the Securities Exchange Act of 1934, as amended.

Principal Capital Expenditures and Divestitures

There are no principal capital expenditures and divestitures currently in progress.

Takeover offers

There were no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares during the last and current financial year.

Acquisitions and Dispositions

On October 10, 2002, the Company granted an option for the acquisition by Vision Gate Ventures Limited (now known as Northern Lion Gold Corp.) of a 70% interest in its Haveri Gold Property, which is not considered to be a property that is material to the Company. On October 4, 2004, the Company agreed to exchange the Company's 30% interest in the Haveri Gold Property for 4,000,000 common shares of Northern Lion Gold Corp. The shares are subject to a two-year hold period and volume restrictions on re-sale thereafter.

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

This study will be of sufficient detail to allow the Gahcho Kué Project, previously known as the Kennady Lake Project, to advance to mine permitting in the third quarter of 2005, should the project's profitability level support a decision to proceed to the next phase.

For further particulars, reference should be made to Item 4D - Property, plants and equipment - Principal Properties - Resource Properties.

As of June 30, 2000, the Company, through the amalgamation of its wholly-owned subsidiary, Mountain Glen, with Glenmore, acquired the principal properties of Glenmore, namely, the Haveri and Sirkka gold properties, which are located in Finland, and indirect interests in the Telegraph and Springtime Property located the United States. The Sirkka, Telegraph and Springtime claims all lapsed in 2002/2003. The Company's interests in the Ketza River Property and Molanosa Projects have also lapsed. The Company has a 50% interest (acquired pursuant to an option/joint venture agreement with Opus Minerals Inc., now known as First Strike Diamonds Inc. on July 13, 1998) in claims held by Opus Minerals Inc. in the northern end of the Baffin Island. The property values for these claims have been written off and the Baffin Island property is no longer of interest to the Company. The Company also acquired a group of seven claims in northeastern Manitoba on March 20, 2001. Five of the seven claims lapsed in 2003, and the remaining two, in 2004. The Company does not regard the properties, other than the AK Property, as material, and they are only briefly discussed in this annual report. The Haveri property was joint-ventured with Northern Lion Gold Corp. (formerly known as Vision Gate Ventures Limited) and in October 2004, the Company's remaining 30% interest in the Haveri property was exchanged with Northern Lion Gold Corp for 4,000,000 of the latter's common shares. For further particulars, reference should be made to Item 4D - Property, plants and equipment - Other Properties.

Foreign Assets

Until the Arrangement with Glenmore Highlands Inc., with the exception of the Maris Project (which has been dropped because the claims have lapsed) all of the Company's assets were located in Canada (see Item 4D - Property, plants and equipment - Principal Properties). Since the Arrangement, the Company has not generated any revenue from operations. Pursuant to the Arrangement, the assets of Glenmore, including properties in Finland, were acquired by Mountain Glen, and are now held by the Company, pursuant to the winding up of Mountain Glen's affairs. The Haveri Gold Property in Finland has now been transferred to Northern Lion Gold Corp. (formerly Vision Gate Ventures Limited). See Item 4A - History and development of the Company - Acquisitions and Dispositions.

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

Readers should read the Independent Qualified Person's Review and Technical Report dated as of June 16, 2003 (the "Technical Report") entitled "Gahcho Kué, Northwest Territories, Canada" prepared for the Company by Malcolm L. Thurston, Ph.D., MAusimm, which Technical Report is incorporated herewith by reference. The Technical Report has been submitted to the Securities Exchange Commission in the United States and filed with the relevant Securities Commissions in Canada on SEDAR.

Description of Property

    (a)     Administrative Offices

The Company's administrative office is located in the United States at Empire Tower 1, 3633 E. Inland Empire Blvd., Suite 465, Ontario, California 91764. The Company considers these premises suitable for current needs.

    (b)     Mineral Properties

Of the Company's properties, the AK Property is currently under the most intense development because of the discovery of the Kennady Lake Kimberlite Field and is considered to be the Company's only principal property.

Location and Access

The AK Property, located in the Mackenzie District of the Northwest Territories, is centred near 63䓞' north and 109° 30' west. It is situated between Fletcher Lake and Walmsley Lake to the east, Kirk Lake to the north, and Margaret Lake to the west. The property lies 150 kilometers south-southeast of the main Dia Met Minerals Ltd. ("Dia Met") and BHP Diamonds Inc. ("BHP") discoveries at Lac de Gras and 275 kilometers east-northeast of Yellowknife. The major prospects are in the area of Kennady Lake.

A multitude of lakes provide access for ski and float equipped aircraft. A dock is available on Kennady Lake. The Echo Bay Mines' winter road to the Lupin mine site runs from Yellowknife along MacKay Lake, which is about 70 kilometers northwest of Kennady Lake.

Topography, Vegetation and Climate

The property lies in the treeless tundra of the "barren lands" some 290 kilometers south of the Arctic Circle, and much of the area is lake and muskeg covered. The climate is extreme with -45°C temperatures. Winter winds can create extreme wind chill factors and extensive drifting snow. However, average annual snowfall rarely exceeds one meter, most of which falls during autumn and spring storms. Ice-up and break-up occupy most of September and June, respectively, during which time access to the property is via the esker runway at Kirk Lake camp. The ice-free season generally lasts two and a half months from early July to mid-September. Summer temperatures rarely reach 30°C; furthermore, storms can occur at any time.

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

Table 1

Diamond Recoveries by Heavy Media Plant from a "Mini-Bulk"
Test of Drill Core Samples from the 5034 Kimberlite
Description	Sample Weight (Tonnes)	Weight Macros >1.0 mm (Carats)	Macro Carats per Tonne (1,000 Kg)
5034Kimberlite Pipe: Bulk Sample: Heavy Media Separation Plant
Canamera	24.6	75.9	3.09
Canamera	79.0(1)	181.1(1)	2.29(1)
Summary	3,895 Stones	257 Carats	0.065 Carats/Stones

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

Results in terms of "number of macros per 10 kg" are of similar magnitude to preliminary results reported in Table 2 for the 5034 kimberlite pipe.

Table 2

Diamond Recoveries by Caustic Fusion of Drill Core from the Hearne, Tesla and Tuzo Kimberlites, Kennady Lake Kimberlite Field, AK Property
Description	Sample Weight (kg)	No. of Diamonds	Diamonds per 10 kg	Weight (Carats)	No. of Macros >0.5 mm(1)	No. of Macros per 10 kg
Hearne Pipe
Hole 1	132	324	25	0.90	33	2.5
Hole 2 & Hole 3	168	439	26	1.33	50	3.0
Tesla Pipe
Hole 1	245	188	8	0.13	14	0.6
Tuzo Pipe
Hole 1	124	403	33	2.09	36	2.9
Hole 2	154	294	19	0.39	19	1.2

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

Table 3

Results Of Mini-Bulk Sampling Of Kimberlites
In The Kennady Lake Kimberlite Field Cluster
Description	Sample Size (Tonnes)	Carats per Tonne	Value per Carat (US$)	Best Fit Value per Carat ($US)	Value per Tonne (US$)	Best Fit Value per Tonne (US$)
Hearne Pipe	62.6	2.33	25 - 50	44	58 - 177	103
Tuzo Pipe	48.0	2.20	51 - 108	68	112 - 238	150

Description	Sample Size (Tonnes)	Carats per Tonne	Value per Carat (US$)	Best Fit Value per Carat ($US)	Value per Tonne (US$)	Best Fit Value per Tonne (US$)
Tesla Pipe	50.0	0.37	56 - 112	96	21 - 41	36
5034 Pipe	55.8	1.60	26 - 58	51	42 - 93	82

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

Table 4

Modeled Results for West, Centre, East and North Lobes of 5034 Pipe

5034 Pipe	Modeled Grade (carats per tonne)	Modeled Revenue (US$/carat)	Value per tonne US$
West lobe	1.85	65	120.3
Centre lobe	1.30	55	71.5
East lobe	1.70	65	110.5
North lobe	1.70	65	110.5

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

Table 5

Modeled Results for North and South Lobes of Hearne Pipe

Hearne Pipe	Kimberlite Resource (million tonnes)	Modeled grade (carats per tonne)	Modeled Revenue (US$/carat)	Revenue Per Tonne US$
North Lobe Phase A	3.08	2.05	65	133
North Lobe Phase B	1.61	0.60	65	39
North Lobe Phase C	0.72	2.05	65	133
South Lobe Phase D	1.14	2.05	65	133
South Lobe Phase E1	0.31	2.05	65	133

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

Table 6

Modeled Results for Zone A, B, Bg and C of Tuzo Pipe
Tuzo Pipe	Kimberlite Resource (million tonnes)	Modeled grade (carats per tonne)	Modeled Revenue (US$/carat)	Revenue Per Tonne US$
Zone A	1.0	2.7	47	127
Zone B	2.4	0.94	33	31
Zone Bg (>40%granite)	2.4	0.62	33	20
Zone C	4.4	1.35	47	63

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

Exploration from 2000 onwards

De Beers Canada and the Company recognized that the best way to enhance the potential economic viability of the project was by adding quickly to the resource base. The results from the extensive 1999 summer sampling program were integrated with the existing geophysical and sampling databases to define targets that required drilling.

The 2000 spring exploration drilling program started in early March and ended in the second week of May. A new kimberlite body which has been named Kelvin, was discovered in a lake located approximately nine km northeast of Kennady Lake, which contains the Gahcho Kué diamondiferous kimberlites, and three km southwest of the diamondiferous Faraday body. One drill hole in the north-south direction intersected 40 meters of kimberlite horizontally projected, while another hole in approximately the east-west direction intersected 23 meters of kimberlite horizontally projected. A third hole drilled failed to intersect kimberlite. The shape and dimensions of the Kelvin kimberlite is difficult to determine from the three holes completed. A 3.3 meter thick kimberlite dyke (called Hobbes) at a depth of 31 meters was discovered approximately 200 meters south of the Kelvin body in the same lake. The Kelvin kimberlite is relatively small, so any additional work will concentrate on exploration in the hope of making additional discoveries in that area.

Kimberlite recovered from the Faraday- Kelvin bodies were sent for acid dissolution in Kimberley, South Africa. The micro-diamonds recovered per square sieve size are shown in Table 7 (i.e., the number of micro-diamonds that did not pass through each of the square mesh sieves). The two largest diamonds for the Kelvin body are 8.9 and 8.5 points (one point is one-hundredth of a carat). Diamonds larger than the 0.5 x 0.5 mm square sieve size are called "macro-diamonds". The number of macro and micro-diamonds recovered for both the Faraday and Kelvin bodies and their size-frequency distribution is very similar to that for the 5034 and Hearne pipes in Kennady Lake (representative micro-diamond results for the 5034 and Hearne pipes are also shown in the table). Those pipes have average grades of 1.67 carats per tonne.

Table 7: Micro-diamonds recovered from the Faraday and Kelvin bodies compared to representative samples from the Hearne and 5034 pipes.
Square mesh Size (mm)	Kelvin: 184kg Number of diamonds	Faraday: 40kg Number of diamonds	Hearne: 128kg Number of diamonds	5034: 160kg Number of diamonds

Square mesh Size (mm)	Kelvin: 184kg Number of diamonds	Faraday: 40kg Number of diamonds	Hearne: 128kg Number of diamonds	5034: 160kg Number of diamonds
2	5	1	2	4
1	9	0	10	10
0.5	11	5	17	23
0.3	44	11	46	37
0.212	65	12	77	68
0.15	139	21	83	138
0.104	73	24	143	218

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

The recovered kimberlite from all intersections was sent for petrographic analysis and micro-diamond recovery and the results are shown on Table 8.

Table 8: Micro-diamonds from the Faraday, Kelvin and Hobbes kimberlite bodies
Square Mesh Size (mm)	Faraday-1b 33kg Number of diamonds	Faraday -2 65 kg Number of diamonds	Kelvin-1b 65 kg Number of diamonds	Kelvin-2 16 kg Number of diamonds	Hobbes-2 16 kg Number of diamonds
2.36	0	1	0	0	0
1.70	0	2	0	0	0
1.18	1	2	2	0	0
0.85	0	6	4	0	0
0.60	1	7	6	0	0
0.425	0	17	14	3	1
0.300	3	21	24	4	2
0.212	11	41	40	4	4
0.150	8	47	60	4	2
0.100	2	50	53	19	4

The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2) and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield) or the 0.5 sieve sizes (De Beers), especially considering the small sample sizes.

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

The largest number of microdiamonds was recovered from hole MPV-01-73 (called sill-73): 28 diamonds from 5 kg with the largest diamond being 1mm. The second largest number of microdiamonds was recovered from hole MPV-01-070: 9 diamonds from 4 kg. Four of the five sills discovered so far have been determined to be diamondiferous. Because of these encouraging results De Beers decided upon a follow-up program at MZ Lake during the spring of 2002. A detailed ground penetrating radar (GPR) survey using closer line spacing than in 2001, was conducted over a large area encompassing sill-73. The results of survey were used to determine drill hole locations. A total of 10 follow-up holes were drilled into sill-73 and numerous intersections of kimberlite was recovered. The thicknesses of the intersections varied from 7cm to 2.19m with the largest combined kimberlite intersection in one drill hole being 3.49m, between 14.66m and 19.25m depth. This sill appears to extend at least one kilometer. The MZ kimberlite from sill-73 was sent to Kimberley, South Africa for micro-diamond recovery. Only five microdiamonds were recovered.

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

A 9.9-carat diamond recovered from the 5034 pipe was of high quality and top color, and was valued by the DTC at approximately US $60,000. The Company's consultant, Overseas Diamonds N.V. from Antwerp, Belgium, valued representative parcels of the diamonds at the DTC in November. Their values for selected parcels were within several percent of the De Beers' values for those same parcels. It was observed at the DTC that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds has led De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes was needed. More high quality diamonds needed to be recovered so that their size frequency distribution could be determined more accurately. High quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. High quality diamonds also offer upside potential to the values per carat. The occurrence of the 9.9-carat stone posed the possibility that these stones could occur regularly during production. Consequently, De Beers Canada decided to do more bulk sampling of the Hearne and 5034 pipes in 2002.

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

Table 9

Pipe	Modeled Grade (Carats per tonne)	Modeled Values (US$ Carat)	Revenue per tonne (US$)
5034	1.67	62.70	104.70
Hearne	1.67	50.00	83.50

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

The diamonds recovered from the 1999, 2001 and 2002 bulk samples of the Hearne and 5034 pipes and the 1999 bulk sample of the Tuzo pipe (all to a 1.5 mm lower cutoff), were last valued at the Diamond Trading Company (DTC) using the March 2004 diamond prices. The modeled values per carat, based on those valuations and on production recovery factors as determined by De Beers, were reported on June 16, 2004. Since March 2004, diamond prices have risen due to strong demand and the DTC has increased their selling prices several times. The modeled values per carat for the three pipes were adjusted recently using the August 2004 DTC diamond prices.

The table below shows the weighted average modeled values per carat for the three pipes in March 2004 and August 2004.

Name of Pipe	March 2004 Modeled Value Per Carat (US$ per Carat)	August 2004 Modeled Value Per Carat (US$ per Carat)
5034	74.20	79.20
Hearne	61.00	65.00
Tuzo	49.00	53.00

The average modeled values per carat increased by an average of approximately 7% between March 2004 and August 2004. The increase since January 2003 has been 25% for the 5034 and 29% for the Hearne pipes.

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

This study is expected to be of sufficient detail to allow the Gahcho Kué Project, previously known as the Kennady Lake Project to advance to mine permitting in the first half of 2005, should the project's profitability level support a decision to proceed to the next phase.

Other Properties

No work has been done on the Baffin Island Joint Venture since 2001 and the property was written off in fiscal 2004.

Pursuant to the amalgamation of Mountain Glen and Glenmore, the Company's wholly-owned subsidiary, Mountain Glen, acquired mineral properties in Finland. These mineral properties were transferred to the Company when Mountain Glen wound up its affairs.

As of the previous fiscal year, the Company had one non-material property in Finland, the Haveri Gold Property. An option was granted on October 10, 2002 to Northern Lion Gold Corp. (formerly Vision Gate Ventures Limited) for the acquisition of a 70% interest in the Haveri Property. On October 4, 2004, the

Company agreed to exchange its remaining 30% interest in the Haveri Property for 4,000,000 shares of Northern Lion Gold Corp.

Item 5     Operating and Financial Review and Prospects.

    A.     Operating results.

The following discussion of the financial condition and operating results of the Company should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Discussion and analysis set forth below covers the results obtained under GAAP in Canada. A significant difference between Canadian and U.S. GAAP exists with respect to accounting for mineral property acquisition and exploration costs which have been capitalized under Canadian GAAP but are required to be expensed under U.S. GAAP when incurred until such time as commercially mineable deposits are determined to exist within a particular property. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 10 to the consolidated financial statements.

Fiscal Year ended March 31, 2005 compared to Fiscal Year ended March 31, 2004

The Company had net earnings for the fiscal year ended March 31, 2005 ("fiscal 2005") totaling $1,531,244 or $0.03 per share compared to a loss for the fiscal year ended March 31, 2004 ("fiscal 2004") of $1,813,005 or $0.04 per share.

During fiscal 2005, operating expenses were $848,502 compared to $1,231,491 in fiscal 2004. The reduction in operating expenses of $382,989 or 31% was the result of continuing cost cutting measures including (i) reduced consulting fees ($126,080 in fiscal 2005 and $182,846 in fiscal 2004), (ii) reduced directors' fees ($2,700 in fiscal 2005 and $33,350 in fiscal 2004), (iii) reduced professional fees ($235,680 in fiscal 2005 and $307,441 in fiscal 2004), (iv) reduced salaries ($15,506 in fiscal 2005 and $78,805 in fiscal 2004) due to eliminating all employees by the end of fiscal 2005, and no further severance and contract termination costs ($nil in fiscal 2005 and $368,668 in fiscal 2004). There was an increase in transfer agent and regulatory fees ($114,459 in fiscal 2005 and $37,890 in fiscal 2004) due to listing on the American Stock Exchange and a new expense for stock-based compensation in fiscal 2005 ($189,400) due to a change in accounting policy for expensing stock options.  Commencing April 1, 2004, in accordance with new Canadian accounting standards, the Company expenses the fair value of all stock options. Previously, the Company only recorded stock-based compensation for options that were granted to non-employees. The change in accounting policy was adopted on a retroactive basis without restatement of prior periods.

During fiscal 2005 the Company's interest income was $13,112 compared to $12,127 a year earlier. The increase is a result of increased funds available for investment.

In fiscal 2005, there was a gain on the sale of mineral properties in the amount of $4,226,634 and no similar gain in fiscal 2004.  The gain relates mainly to the sale of the Company's remaining 30% interest in its Haveri property in return for 4,000,000 common shares of Northern Lion Gold Corp. The gain and initial value of the 4,000,000 common shares were determined based on the fair value of Northern Lion Gold Corp. shares at the announcement date of the agreement. This resulted in a gain of $4,187,634 to the Company on this sale. The Company also recorded a gain of $39,000 on the sale of the Baffin Island project to Patrician Diamonds Inc. in exchange for 325,000 common shares of Patrician Diamonds Inc. During fiscal 2005, the Company incurred a write-down on long-term investments relating to the decrease in the market price of the Northern Lion Gold Corp. shares subsequent to their acquisition. In fiscal 2005 there was no write-down of mineral properties, however in fiscal 2004 expenses include a write-down of $589,669 of mineral properties and deferred exploration costs, relating principally to the Baffin Island diamond property.

Fiscal Year ended March 31, 2004 compared to Fiscal Year ended March 31, 2003

The Company's loss for the fiscal year ended March 31, 2004 ("fiscal 2004") totaled $1,813,005 or $0.04 per share compared to $1,718,342 or $0.03 per share for the fiscal year ended March 31, 2003 ("fiscal 2003"). These losses included the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc. (MGM). MGM's loss for fiscal 2004 was $16,978 compared to a loss of $76,836 during fiscal 2003.

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

At March 31, 2005 the Company had $1,001,104 in cash and cash equivalents, compared with $914,494 a year earlier. At March 31, 2005 the Company had a working capital position of $1,040,723 compared with $700,953 a year earlier. The Company had no long-term debt at either March 31, 2005 or 2004.  All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

During fiscal 2005 the Company received $981,730 by issuing 1,408,736 shares upon the exercise of various stock options and share purchase warrants. During fiscal 2004 the Company received $720,002 by issuing 560,040 shares upon exercise of various stock options.

During fiscal 2005 the Company continued to reduce its operating costs and going forward in fiscal 2006, the Company estimates its monthly operating expenses to be approximately $50,000 per month, or $600,000 per year. The Company does not incur any costs in connection with the Gahcho Kué Project as De Beers in responsible for all exploration, development and evaluation costs to production.

The Company believes it has sufficient capital for spending through fiscal 2006.

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kué Project, if placed into production.  There is no assurance that the property will be developed or placed into production.  In January, 2004,  De Beers commenced an in-depth project study of the joint venture's Hearne, 5034, and Tuzo kimberlite bodies.  This study will be of sufficient detail to allow the Gahcho Kué Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase.

It is anticipated that the cash and cash equivalents on March 31, 2005 provide the Company with sufficient funds until approximately late calendar 2006. Although the Company has received funds from the exercise of stock options and warrants in the past and the exercise of some outstanding options, which are currently in the money, could conceivably  extend that date into calendar 2007, there is no assurance that such stock options will be exercised in which case the Company will consider undertaking an equity financing.  It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

As at June 15, 2005, the Company has 1,310,000 stock options outstanding which are exercisable at prices between $0.67 and $2.06 per share.  If all of the stock options were exercised, the Company would receive proceeds of $1,908,900, but there is no assurance that these will be exercised and such exercise cannot be considered to be part of the Company's financing strategy. If all of the options were exercised, to which no assurance can be given that all or any will be exercised, these funds would be available to the Company as working capital.

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

    F.     Tabular disclosure of contractual obligations

The Company is committed to payments under an operating lease for office premises through to December, 2005 of approximately $1,500 per month. The following table lists, as of March 31, 2005, information with respect to the Company's known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$13,500	$13,500	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	0	0	0	0	0
Total	$13,500	$13,500	0	0	0

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

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the deferral of costs incurred for mineral properties and deferred exploration, assumptions used to determine the fair value of stock-based compensation, and impairment of long-term investment. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based compensation recognized. Estimates and assumptions are required under the model, including those related to the Company's stock volatility, expected life of options granted, and the risk free interest rate.  The Company believes that its estimates used in arriving at stock-based compensation are reasonable under the circumstances.

The Company's long term investment of shares in Northern Lion Gold Corp. is considered to be impaired if a decline in value is considered to be other than temporary. As at March 31, 2005, the Company has written down its investment equal to the quoted market price of the Northern Lion Gold Corp. shares as at March 31, 2005 as it considers the decline in the investment to be other than temporary.

Effect of Inflation

In the Company's view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations, or net earnings.

U.S. Generally Accepted Accounting Principles

U.S. GAAP differs in some respects from Canadian GAAP, as applied to the Company. Reference should be made to Item 3A - Selected Financial Data, and Note 10 to the Consolidated Financial Statements of the Company for a description and quantification of material measurement differences between Canadian GAAP and U.S. GAAP.

Item 6     Directors, Senior Management and Employees.

    A.     Directors and Senior Management.

The following table lists, as of March 31, 2005, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment	Age
Jan W. Vandersande	President, Chief Executive Officer and Director	A director and President of Old MPV since May 22, 1996. President and Director of the Company since November 1, 1997.	59
Carl Verley	Director(2)(3(4))	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997.	55
David E. Whittle	Director(2)(3)(4)	November 1, 1997	41
D. Harry W. Dobson	Director	November 1, 1997	57
Elizabeth J. Kirkwood	Director, Chairman, Corporate Secretary and Chief Financial Officer(2)(4)	Director since September 21, 2001 and Chairman since January 3, 2003. She was appointed Corporate Secretary and Chief Financial Officer on September 16, 2003.	55
Jonathan Comerford	Director(2)(3)(4)	September 21, 2001	33

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

Jan W. Vandersande, Ph.D.

A director and President of Old MPV since May 22, 1996. President, and a director of the Company since November, 1997, and Chief Executive Office since September 16, 2003. He is a U.S. citizen and has a BA from Swarthmore College, a M.Sc. (Physics) from Cornell University and a Ph.D. (Solid State Physics) from the University of the Witwatersrand, South Africa. His thesis was on the properties of natural diamonds. While in South Africa, he worked closely with De Beers Diamond Research Laboratory. He is a former Associate Professor of Physics at Cornell University and the University of the Witwatersrand where he performed research relating to the conductivity of rocks and minerals, including diamonds. He is the author of over 30 published articles, including book contributions, on the properties of natural diamonds and diamond films. He is a former financial and scientific consultant and mining analyst. He has provided financial advice to brokerage firms, money managers and private clients on natural resource companies and commodities. Dr. Vandersande's responsibilities include overseeing the Company's day to day operations.

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

David E. Whittle, B.Com., C.A.

A director of the Company since November 1997. He is a resident of British Columbia, Canada. A Chartered Accountant, Mr. Whittle was employed with Coopers & Lybrand, Chartered Accountants, from 1987 to 1992. From 1992 through 2004, Mr. Whittle served as operator or partner of a financial consulting and chartered accounting practice. From 1993 to June 2000, Mr. Whittle was President and director of Glenmore Highlands Inc. and President and director of 444965 B.C. Ltd. From November 1997 to April 1998, Mr. Whittle served as Secretary of the Company. From 1994 to January 1998, Mr. Whittle was CFO and a director of Lytton Minerals Limited. From 1993 to January 1998, Mr. Whittle was CFO, Corporate Secretary and a director of New Indigo Resources Inc. Currently, Mr. Whittle is Chief Financial Officer of Hillsborough Resources Limited and a director of Image Innovations Holdings Inc.

D. Harry W. Dobson

A director of the Company since November 1997. He is a resident of Scotland. Mr. Dobson was the founder and chairman of American Pacific Mining Company Inc. and a director of Breakwater Resources Ltd. until 1991. Subsequent to 1991, Mr. Dobson served as Deputy Chairman of the Board and a director of Lytton Minerals Limited. He is a former officer and director of 444965 B.C. Ltd.; and served as a director and Chairman of Glenmore Highlands Inc. Since October 2001, he has been a director and officer of KirklandLake Gold Inc.

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been a director of the Company since September, 2001 and Chairman of the Board of the Company since January 2003. She was appointed Chief Financial Officer on September 16, 2003 and Corporate Secretary of the Company on November 6, 2003. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood is President and CEO of First Nickel Inc. (since November 2003),  First Strike Diamonds Inc. (since October 1995).  She is also a director of Intrepid Minerals Corporation (since April 1999). She has been a past director of Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002) and a past director and officer of O.S.E Corp. (formerly Oil Springs Energy Corp.(July, 1993- June 2005) and Hucamp Mines Limited (May, 2001-May 2002).

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

A director of the Company since September, 2001. Mr. Comerford is resident in Dublin, Ireland. Mr. Comerford obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin, in 1992. Mr. Comerford is Investment Manager at IIU Limited (since August, 1995). Jonathan Comerford represents the Company's largest shareholder, Bottin (International) Investments Ltd. on the Company's board.

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

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is detailed in the table below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Elizabeth Kirkwood Chairman, Chief Financial Officer and Secretary	2005	Nil	Nil	$ 40,050(1)	50,000(3)	Nil	N/A	Nil
Jan W. Vandersande President and Chief Executive Officer	2005	Nil	Nil	131,877(2)	Nil	Nil	N/A	Nil

(1)     $36,000 was paid to a company which is wholly owned by Ms. Kirkwood in consideration for consulting services performed by Ms. Kirkwood.

(2)     These monies were paid to Dr. Vandersande pursuant to a consulting agreement. This amount includes drug, medical and dental benefits paid to Dr. Vandersande.

(3)     Granted on October 1, 2004 and exercisable for a period of 5 years at a price of $1.96.

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
Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (2)
Elizabeth Kirkwood	10,000	$9,000	90,000/Nil	$51,000/Nil
Jan W. Vandersande	10,000	$10,100	170,000/Nil	$146,700/Nil

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at March 31, 2005, (ie. financial year end) was $2.26.

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

    C.     Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next Annual General Meeting of the shareholders of the Company has been scheduled for September 20, 2005.

The Board has adopted a Charter under which it and the Board's committees operate. The Company's board of directors has three committees- the Audit Committee, the Nominating/Corporate Governance Committee and the Compensation Committee.

Audit Committee

The members of the Audit Committee do not have any fixed term for holding their positions and are appointed and replaced from time to time by resolution of the board of directors. It is composed of at least three directors, and the Board has determined that David Whittle, C.A. of the Audit Committee meets the requirement of an "audit committee expert" as defined in Item 16A of Form 20-F. Each member of the Audit Committee has the ability to read and understand a balance sheet, an income statement and a cash flow statement.

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

Compensation Committee

The Compensation Committee is composed of Carl Verley, David Whittle, and Jonathan Comerford, a majority of whom are unrelated. The Committee, in consultation with the Chairman and CEO of the Company, makes recommendations to the Board on the Company's framework of executive remuneration and its cost and on specific remuneration packages for each of the executives. The remuneration of non-executives, including members of the Compensation Committee, is determined by the Board.

Dr. Jan W. Vandersande has a consulting agreement dated January 1, 2004 pursuant to which he is paid US$7,500 a month.

    D.     Employees.

As at the end of March 31, 2005, the Company had nil full-time employees (not including the President, Jan W. Vandersande, or the Chief Financial Officer and Corporate Secretary, Elizabeth Kirkwood). The U.S. office uses a part-time secretary.

De Beers Canada employs personnel who conduct the exploration and other activities on the AK Property.

    E.     Share ownership.

The following table sets forth, as of June 15, 2005, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Title of Class	Name of Beneficial Owner	Amount and Nature	Percentage(8) of Class (No. of shares, options + warrants held by owner divided by total issued and outstanding(9) plus no. of options held by owner multiplied by 100)
Common	Jan W. Vandersande	205,000(1)	*%
Common	Carl Verley	265,250 (2)	*%
Common	David E. Whittle	191,234 (3)	*%
Common	D. Harry W. Dobson	1,364,923 (4)	2.585%
Common	Elizabeth Kirkwood	90,000(5)	*%
Common	Jonathan Comerford	150,000 (6)	*%
Common	Officers and Directors as a Group	2,266,407(7)	4.4232%

*     less than 1%

(1)

Includes 50,000 shares and 155,000 options (exercisable presently or within 60 days). 60,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 95,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(2)

Includes 105,250 shares and 160,000 options (exercisable presently or within 60 days). 60,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(3)

Includes 1,234 shares and 190,000 options (exercisable presently or within 60 days). 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 90,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(4)

Includes 1,164,923 shares and 200,000 options (exercisable presently or within 60 days). 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(5)

Includes nil shares and 90,000 options (exercisable presently or within 60 days). 40,000 options are exercisable at a price of $1.36 per share and expire on October 21, 2007 and 50,000 options are exercisable at a price of $1.96 per share and expire on October 1, 2009.

(6)	Includes nil shares and 150,000 options (exercisable presently or within 60 days). The options are exercisable at a price of $1.96 per share and expire on October 1, 2009.
(7)	Includes 1,321,407 shares and 945,000 options (exercisable presently or within 60 days).
(8)	The calculation does not include stock options that are not exercisable presently or within 60 days.
(9)	Total issued and outstanding capital as at the close of June 15, 2005 was 52,625,847 shares.
(10)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a Stock Option Plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7     Major Shareholders and Related Party Transactions.

    A.     Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at June 15, 2005, the Company's issued and outstanding capital was 52,625,847 shares .

The Company is a publicly-owned corporation the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at June 15, 2005, the Company believes that approximately 13,178,828 of the issued and outstanding common shares were held by 78 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at June 15, 2005) and percentage of shares, warrants and options held by the Company's major shareholders on a partially diluted basis.

Name of Shareholder	No. of Shares Held	Percentage out of issued and outstanding share capital of 52,625,847 shares (as at June 5, 2005)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	13,253,430	25.2%
Desmond P. Sharkey Dublin, Ireland	5,206,001	9.9%
De Beers Canada Exploration Ltd. (formerly Monopros Limited)	3,046,443	5.8%

(1)     The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

Major shareholders of the Company do not have any special voting rights.

Of the major shareholders, De Beers Canada changed its shareholdings from 2,176,977 shares and 983,666 warrants on June 5, 2002, to 3,046,443 shares and nil warrants as of June 5, 2005. Bottin (International) Investments Ltd. became shareholders of the Company subsequent to the Arrangement with Glenmore effected on June 30, 2000 and held no securities in the Company prior to that date. Its current securities holdings changed from 12,193,896 shares and 1,059,534 warrants beneficially held by it on June 5, 2002 to 13,253,430 shares as of June 5, 2005. The Company has no actual knowledge of the above shareholdings and information pertaining thereto has been provided by the named securityholders.

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

Key management personnel of the Company are Elizabeth Kirkwood, who is Chairman of the Board, Chief Financial Officer and Corporate Secretary, and Jan W. Vandersande, who is President and Chief Executive Officer of the Company. Both Dr. Vandersande and Elizabeth are also directors of the Company. See Item 6B - Compensation.

Of such key management personnel, only Jan W. Vandersande has a Consulting Agreement with the Company. See Item 10C - Material Contracts and Item 6C - Board Practices.

There were no related party transactions included in the management fees during the year ended March 31, 2005 other than the Company entering into a Corporate Services Agreement effective September 1, 2003 with 1014620 Ontario Inc. Elizabeth J. Kirkwood, the Chairman, Chief Financial Officer, Secretary and a director of the Company, is also the sole director, officer and shareholder of 1014620 Ontario Inc. Under the Corporate Services Agreement, the Company retained 1014620 Ontario Inc. to provide bookkeeping and accounting services (including cash-flow management, accounts payable, accounts receivable, government remittances, preparing unaudited interim financial statements, and assisting the Company in the preparation of the audited year-end financial statements) and corporate secretarial services (including the preparation, dissemination and filing of all press releases and material change reports and any and all agendas, minutes, reports and proxy materials that are required by a publicly traded company, including filing all such press releases, notices, reports and financial statements on SEDAR) (the "Corporate Services").

The two-year term of the Corporate Services Agreement expires on August 31, 2005. During the term, 1014620 Ontario Inc. is paid a monthly fee of $3,000 ($36,000 per annum) for providing the Corporate Services, and is also reimbursed for all reasonable out-of-pocket expenses properly incurred in connection with the performance of the Corporate Services. Either the Company or 1014620 Ontario Inc. may terminate the Corporate Services Agreement for any reason upon sixty days' prior written notice to the other party, or in the case of termination by the Company, upon payment of two months' fees in lieu of such written notice. During the year ended March 31, 2005, the Company paid $36,000 for corporate services to 1014620 Ontario Inc.  As at March 31, 2005, the Company owed $3,210 to 1014620 Ontario Inc.

During the year ended March 31, 2005, Elizabeth Kirkwood, in her individual capacity, was also paid $4,050 for consulting services rendered and $900 for the director's fees. David Whittle and Carl Verley, directors of the Company were each paid $900 for directors' fees during the year ended March 31, 2005.

During the year ended March 31, 2005, the Company paid a total of $131,905 to Jan W. Vandersande, the President, Chief Executive Officer and a director of the Company, for consulting, management, property evaluation and administration services to the Company and for drug, medical and dental benefits. There are no debts owing directly or indirectly to the Company or its subsidiaries by any director or officer of the Company or vice versa.

As of March 31, 2005, the Company owed $3,000 to David Whittle, a director of the Company. This was in respect of an account that Mr. Whittle had paid on behalf of Glenmore. The Company proposes to pay Mr. Whittle the outstanding amount this year and otherwise there is no indebtedness amongst the directors and the Company.

For further particulars on related party transactions, see note 8 to the Company's Consolidated Financial Statements for the years ended March 31, 2005, 2004 and 2003, which are incorporated by reference.

    C.     Interests of experts and counsel.

Not Applicable

Item 8     Financial Information.

    A.     Consolidated Statements and Other Financial Information.

Listed in Item 19 hereto are audited consolidated financial statements as at March 31, 2005 and 2004 and for the fiscal years ended March 31, 2005, 2004 and 2003, accompanied by the report of our independent registered accounting firm.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

    B.     Significant Changes.

There have been no significant changes to the Company since the last fiscal year.

Item 9     The Offer and Listing.

    A.     Offer and Listing Details

The common shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on January 22, 1999. The Company's shares were delisted from the Vancouver Stock Exchange ("VSE", now known as the TSX Venture Exchange and before that, the Canadian Venture Exchange ("CDNX")) on January 31, 2000, and from the Nasdaq Smallcap Market on September 29, 2000. The Company's shares traded on the NASD's OTC-Bulletin Board ("NASD OTCBB") under the symbol "MPVI" until June 1, 2005. Commencing on April ４, 2005 the Company's shares on the AMEX under the symbol "MDM"

The following tables set forth the reported high and low prices on the TSX, and for Nasdaq and/or NASD OTCBB (combined for the period ended March 2001), for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2003, and for the most recent six months.
High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year ended	TSX		NASDAQ (1) / NASD OTCBB
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2005	$2.68	$1.61	$2.00	$1.19
March 31, 2004	$3.00	$0.60	$2.25	$0.37
March 31, 2003	$2.26	$0.62	$1.55	$0.39
March 31, 2002	$1.50	$0.44	$1.08	$0.27
March 31, 2001	$1.21	$0.37	$1.34	$0.22
(1)

The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the NASD OTCBB and continued through April 1, 2005. On April 4, 2005 the Company's shares began trading on the AMEX.

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years
	TSX		NASD OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2005	$2.50	$1.84	$1.96	$1.47
Dec. 31, 2004	$1.98	$1.78	$1.63	$1.45

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years
	TSX		NASD OTCBB
Sept. 30, 2004	$2.30	$1.90	$1.77	$1.50
June 30, 2004	$2.68	$1.61	$2.00	$1.19
March 31, 2004	$2.88	$2.16	$2.15	$1.68
Dec. 31, 2003	$3.00	$1.33	$2.25	$1.00
Sept. 30, 2003	$1.53	$0.72	$1.15	$0.48
June 30, 2003	$1.95	$0.60	$1.30	$0.37

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		NASD OTCBB (US$)/AMEX(1)
Month Ended	High	Low	High	Low
December 31, 2004	$1.98	$1.78	$1.63	$1.48
January 31, 2005	$1.90	$1.75	$1.58	$1.38
February 28, 2005	$2.25	$1.6	$1.85	$1.31
March 31, 2005	$2.50	$1.84	$1.96	$1.47
April 30, 2005	$3.25	$2.25	$2.65	$1.83
May 31, 2005	$2.90	$2.35	$2.30	$1.90

(1) On April 4, 2005 the Company's Common Shares began trading on the American Stock Exchange. On March 31, 2005 (being the last trading day for the year ended March 31, 2005), the closing price of the Common Shares on the TSX was $2.26 per share and on June 15, 2005 was $2.73. The shares commenced trading on AMEX on April 4, 2005 and the closing price of the Common Shares on that date was US$1.93 per share. The closing price on June 15, 2005 on the AMEX was US$ 2.20 per share.

    B.     Plan of Distribution

Not Applicable.

    C.     Markets

The Company's shares are listed on the Toronto Stock Exchange under the symbol "MPV.TO" and were also quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI.OB" until April 1, 2005. Commencing April 4, 2005 the Company's shares commenced trading on the AMEX under the symbol "MDM". The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

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

The Company is also registered as an extra-territorial corporation in the Northwest Territories (Registration no. E 6486, on February 25, 1998, amended October 16, 2000 for the name change).

The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

The Company was amalgamated under the British Columbia Company Act (the "Company Act"), which has now been replaced by the British Columbia Business Corporations Act (the "BCA"). The BCA came into effect on March 29, 2004. The Company has completed its transition from the Company Act to the BCA and adopted new Articles which reflect the provisions of the BCA. The Company's Memorandum of Articles has been replaced by a Notice of Articles.

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

The new Articles provide that a director or senior officer who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director or senior officer, has to disclose the nature and extent of this interest or conflict with his duty and interest as a director or senior officer, in accordance with the provisions of the BCA. A director is also prohibited from voting in respect of any such proposed material contract or transaction and if he does so, his vote shall not be counted, but he shall be counted in the quorum at the meeting at which such vote is taken. Notwithstanding this, if all of the directors have a material interest in a proposed material contract or transaction, any or all of those directors may vote on a resolution to approve the contract or transaction. However, in this case the directors must have the contract or transaction approved by special resolution of the shareholders to avoid accountability for any profits.

The Articles further provide that, subject to the provisions of the BCA, no disclosure is required of a director or senior officer, and a director need not refrain from voting in respect of the following types of contracts and transactions:

(i)	A contract or transaction where both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
(ii)	A contract or transaction where the Company is a wholly owned subsidiary of the other party to the contract or transaction;
(iii)	A contract or transaction where the other party to the contract or transaction is a wholly owned subsidiary of the Company;
(iv)	A contract or transaction where the director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary;
(v)

An arrangement by way of security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;

(vi)

A loan to the Company, which a director or senior officer or a specified corporation or a specified firm in which he has a material interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(vii)

Any contract or transaction made or to be made with, or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation;

(viii)	Any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company;
(ix)	Determining the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or an affiliate of the Company;
(x)	Purchasing and maintaining insurance to cover a director or senior officer against liability incurred by them as a director or senior officer; or
(xi)	The indemnification of any director or senior officer by the Company.

The BCA provides that a contract or transaction with a company is not invalid merely because a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction, a director or senior officer of the company has not disclosed an interest he or she had in the contract or transaction, or because the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

The BCA also provides that a director or senior officer with a "disclosable interest" in a contract or transaction with the Company is liable to account for any profit made from the contract or transaction unless disclosure of the director's interest in such contract or transaction had been made and the director abstained from voting on the approval of the transaction.

Subject to the provisions of the BCA, the directors may vote on compensation for themselves or any members of their body. A contract relating primarily to a fiduciary's remuneration as a director, officer, employee or agent of the Company or its affiliates is a permitted conflict of interest under the Company's Ethics and Conflict of Interest Policy.

There are no limitations on the exercise by the board of directors of the Company's borrowing powers.

There are no provisions for the retirement or non-retirement of directors under an age limit.

There is no requirement for any director to hold any shares in the Company.

Rights and Restrictions attached to Shares

As all of the Company's authorized and issued shares are of one class, there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect of the declaration and receipt of dividends, and the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each share has attached to it one vote.

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company, such alteration must be approved by a majority vote of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the Company.

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

1.	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande pursuant to which the Consulting Agreement between the same parties dated June 1, 1997 (as amended) was terminated in consideration for the payment to Dr. Vandersande of the sum of US$120,000, payable monthly in 12 equal installments and the issuance of 60,000 common shares of the Company from the pool of shares available for stock option grants under the Company's Stock Option Plan. 55,000 of these shares were held in escrow pursuant to an escrow agreement for release monthly in 11 equal installments.

Under the terms of the 2004 Consulting Agreement, Dr. Vandersande agreed to provide certain services to the Company for a term of three years in consideration for a fee of US$7,500 per month.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2005 WTO Review Threshold is CDN$250,000,000.

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

Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$250,000,000 (in 2005) for a WTO investor or a threshold of CDN$ 5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who has carried on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations to it and on the Company's understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act and regulations to it publicly announced by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three years previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, or

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada.

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation-Canadian Federal Income Tax Consequences" above).

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holder who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company (as determined under U.S. tax principles). To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid (generally, a 15% federal tax rate for 2005) by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it will be a "passive foreign investment company" (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders-Passive Foreign Investment Company" below). Accordingly, the Company does not believe that it will be a QFC. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Although preferential tax rates generally apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust, capital gains rates are not available if the Company is a PFIC, unless a QEF election is made,as described below. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income known as "baskets" (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income), although after 2006 "basket" limitations will be significantly altered. Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. Unused foreign tax credits generally can be carried back one year and forward ten years. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

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

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), and if certain other circumstances are present the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

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

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax annually on such U.S. Holder's pro rata share of (a) net capital gain of the Company, which will be taxed as capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

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

An individual U.S. Holder's estate may not receive a step-up in basis in the Common Shares at the U.S. Holder's death, if the Company is or was a PFIC during the U.S. Holder's period of ownership of the Common Shares.

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

Not Applicable.

    G.     Statement by experts.

Not Applicable.

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

Item 11     Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. Certain of these shares are listed under current assets on the Company's balance sheet as at March 31, 2005 as "Marketable Securities" at an amount of $71,392. However, the quote market value of these shares at March 31, 2005 was $133,079.  The Company also owns 4,000,000 common shares of Northern Lion Gold Corp. This long-term investment has a carrying value of

$2,480,000 as at March 31, 2005, being the quoted market value of the shares at March 31, 2005. The shares are subject to a hold period expiring February 27, 2007 and other selling restrictions subsequent to that date. Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

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

Not Applicable.

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

(b)     Changes in Internal Controls over Financial Reporting.

There have not been any changes in the Company's internal controls over financial reporting or in other factors that have been identified in connection with the evaluation described above that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 16     [Reserved]

Item 16A     Audit Committee Financial Expert

The Company's Board of Directors has determined that there is at least one audit committee financial expert, as defined under Item 16A of Form 20-F, serving on its audit committee, namely, David Whittle, whose qualifications are set out in Item 6, above. Mr. Whittle is independent, as such term is defined by the listing standards of the AMEX.

Item 16B     Code of Ethics

The Board of Directors, on February 2, 2003, adopted a Code of Ethics (the "Code") entitled "Ethics and Conflict of Interest Policy" which applies to each of the directors and officers of the Company and its affiliates. A copy of the Code has been previously filed.

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

•	corporate opportunities and potential conflicts of interest;
•	the quality of public disclosures;
•	the protection and appropriate use of the Company's assets and resources;
•	the protection of confidential information;
•	insider trading;
•	fair behaviour; and
•	reporting violations of the Policy or Board Directives

The Company has also adopted an Insider Trading Policy which applies to all employees of the Company.

There were no waivers to the Ethics and Conflicts of Interest Policy during calendar 2005.

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

Aggregate audit fees billed in fiscal 2005 by KPMG were $50,250, and $38,000 for the fiscal year 2004.

    B.     Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. There were no "Audit Related Fees" charged by KPMG during the fiscal periods ended March 31, 2005 or March 31, 2004.

    C.     Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2005 by KPMG were $16,682 and $17,000 for the fiscal year 2004 pertaining to tax compliance and tax planning pertaining to the wind-up of Mountain Glen. These services were approved by the Audit Committee.

    D.    All Other Fees

There were no other fees charged by KPMG during the fiscal periods ended March 31, 2005 and 2004 .

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

Item 16D     Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any affiliated purchaser of shares or other units of the Company's equity securities other than an exchange of the Company's remaining 30% interest in the Haveri property for 4,000,000 of Northern Lion Gold Corp.'s common shares (see Item 4D- Property, plants and equipment - Other Properties, above) and the exchange of the Company's Baffin Island properties for 325,000 of Patrician Diamond Inc.'s common shares.

PART III

Item 17     Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Material measurement differences between GAAP in Canada and GAAP in the United States applicable to the Company, are described in Note 10 to the Consolidated Financial Statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and filed as part of this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the financial statements.

For audited financial statements for Fiscal 2005, Fiscal 2004 and Fiscal 2003, please see Item 19 below.

Item 18     Financial Statements.

Not Applicable.

72

Consolidated Financial Statements (Expressed in Canadian dollars) MOUNTAIN PROVINCE DIAMONDS INC. Years ended March 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2(i) to the consolidation financial statements, the Company changed its method of accounting for stock-based compensation in 2005.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 10 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
June 10, 2005

MOUNTAIN PROVINCE DIAMONDS INC. Consolidated Balance Sheets (Expressed in Canadian dollars) March 31, 2005 and 2004
	2005	2004

Assets

Current assets:
Cash and cash equivalents	$1,001,104	$914,494
Accounts receivable	26,324	18,433
Marketable securities (note 3)	71,392	32,392
Advances and prepaid expenses	36,879	8,380
Total current assets	1,135,699	973,699

Long-term investment (note 4)	2,480,000	-

Mineral properties (note 5)	1,552,553	1,671,939

Deferred exploration costs (note 5)	30,865,670	30,861,544

Equipment (note 6)	4,235	6,371

Total assets	$36,038,157	$33,513,553

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$94,976	$272,746

Shareholders' equity:
Share capital (note 7)	57,607,786	56,595,262
Contributed surplus (note 7(e))	257,925	24,419
Deficit	(21,922,530)	(23,378,874)
Total shareholders' equity	35,943,181	33,240,807

Total liabilities and shareholders' equity	$36,038,157	$33,513,553

Subsequent event (note 7(c))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Jan W. Vandersande"	Director

"Elizabeth Kirkwood"	Director

MOUNTAIN PROVINCE DIAMONDS INC. Consolidated Statements of Operations and Deficit (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
	2005	2004	2003

Expenses:
Amortization	$2,136	$2,853	$17,319
Capital taxes	-	5,307	-
Consulting fees (notes 8)	141,586	182,846	165,055
Directors' fees and honorarium	2,700	33,350	12,493
Interest and bank charges	983	1,137	2,489
Management fees (note 8)	-	-	45,000
Office and miscellaneous	89,941	73,312	132,898
Professional fees (note 8)	235,680	307,441	240,203
Promotion and investor relations	30,503	94,803	213,760
Property evaluation and maintenance	-	-	62,076
Rent	18,466	23,600	37,095
Salaries and benefits	-	78,805	166,550
Severance and contract termination (note 8)	-	368,668	331,500
Stock-based compensation (note 7(c))	189,400	-	24,419
Transfer agent and regulatory fees	114,459	37,890	55,697
Travel	22,648	21,479	59,944
	848,502	1,231,491	1,566,498

Other earnings (expenses):
Gain on sale of mineral properties (notes 5(b) and 5(c))	4,226,634	-	-
Write-down of long-term investment	(1,860,000)	-	-
Interest	13,112	12,127	19,034
Loss on disposal of equipment	-	(3,972)	(44,862)
Write-down of mineral properties and deferred exploration	-	(589,669)	(120,435)
	2,379,746	(581,514)	(146,263)

Earnings (loss) before income taxes	1,531,244	(1,813,005)	(1,712,761)

Income tax expense (note 9)	-	-	5,581

Net earnings (loss) for the year	1,531,244	(1,813,005)	(1,718,342)

Deficit, beginning of year:
As previously reported	(23,378,874)	(21,565,869)	(19,847,527)
Adjustment on adoption of new accounting standard for stock-based compensation (note 2(i))	(74,900)	-	-
As restated	(23,453,774)	(21,565,869)	(19,847,527)

Deficit, end of year	$(21,922,530)	$(23,378,874)	$(21,565,869)

Basic and diluted earnings (loss) per share	$0.03	$(0.04)	$(0.03)

Weighted average number of shares outstanding	51,781,905	50,759,430	49,345,950

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC. Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
2005		2004	2003
Cash provided by (used in):

Cash flows provided by (used in) operating activities:
Net earnings (loss) for the year	$1,531,244	$(1,813,005)	$(1,718,342)
Items not involving cash:
Amortization	2,136	2,853	17,319
Stock-based compensation expense	189,400	156,000	24,419
Gain on sale of mineral properties	(4,226,634)	-	-
Write-down of long-term investment	1,860,000	-	-
Loss on disposal of equipment	-	3,972	44,862
Write-down of mineral properties and deferred exploration	-	589,669	120,435
Changes in non-cash operating working capital:
Accounts receivable	(7,891)	6,508	13,738
Advances and prepaid expenses	(28,499)	1,816	(3,004)
Accounts payable and accrued liabilities	(177,770)	32,651	11,886
Due to related party	-	(50)	(95,986)

	(858,014)	(1,019,586)	(1,584,673)

Cash flows provided by (used in) investing activities:
Purchase of equipment	-	-	(19,105)
Proceeds on sale of equipment	-	4,002	1,000
Mineral properties	(37,106)	-	(21,839)
Deferred exploration costs	-	-	-
	(37,106)	4,002	(39,944)
Cash flows provided by financing activities:
Shares issued for cash, net of share issue costs	981,730	720,002	2,248,814

Increase (decrease) in cash and cash equivalents	86,610	(295,582)	624,197
Cash and cash equivalents, beginning of year	914,494	1,210,076	585,879
Cash and cash equivalents, end of year	$1,001,104	$914,494	$1,210,076

Supplementary information:
Income taxes paid	$-	$8,307	$8,201
Non-cash transactions
Shares issued in exchange for sale of Haveri property (note 5(b))	4,340,000	-	-
Shares issued in exchange for sale of Baffin Island claim (note 5(c))	39,000	-	-
Shares issued pursuant to consulting agreement (note 8)	-	156,000	-

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
1.	Nature of operations:

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

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles and practices prescribed by the Securities and Exchange Commission, is included in note 10.

	(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany amounts and transactions have been eliminated on consolidation.

	(b)	Cash and cash equivalents:
Cash equivalents consist of highly liquid short-term investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

	(c)	Marketable securities:
Marketable securities are carried at the lower of cost and quoted fair market value.

	(d)	Long-term investment:

The long-term investment has arisen on the sale of mineral property interests in exchange for shares of the purchaser and is accounted for by the cost method.  The shares received are valued at the quoted market price on or about the date the agreement to sell the mineral properties is entered into and announced.  Earnings from long-term investment are recognized only to the extent received.  The investment is written down when there has been a loss in value that is other than a temporary decline.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003

2.	Significant accounting policies (continued):

	(e)	Mineral properties and deferred exploration costs:

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

The amounts reported as mineral properties and deferred exploration costs represent unamortized costs to date, less write-downs, and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

	(f)	Equipment:
Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate

Furniture and equipment	20%
Computers	30%

(g)	Impairment of long-lived assets:

Effective April 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets". The Company assesses the impairment of long-lived assets, which consist of mineral property interests (including deferred exploration costs) and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of a long-lived asset is then determined by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
2.	Significant accounting policies (continued):
(h)	Asset retirement obligations:

Effective April 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2005, the Company has determined that it does not have material obligations for site reclamation costs. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

(i)	Stock-based compensation:

Effective April 1, 2004, the Company adopted the revised provisions of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments".  As a result, the Company expenses the fair value of all stock options, calculated using the Black-Scholes option pricing model, over the vesting period commencing April 1, 2004.

For the period from April 1, 2002 to March 31, 2004, the Company applied the fair value method of account for stock options granted to consultants and the settlement method for stock options granted to employees and directors.  Under the settlement method, no stock-based compensation expense was recognized for options granted and proceeds received on the issuance of share capital pursuant to the exercise of stock options is credited to share capital.  The pro forma effect of applying the fair value method for options granted to employees and directors to loss and loss per share for the years ended March 31, 2004 and 2003 is disclosed in note 7(c) to these consolidated financial statements.  Prior to April 1, 2002, the Company applied the settlement method to all stock options granted.

As permitted, effective April 1, 2004, the Company has adopted the fair value based method for employee and director stock options granted on or after April 1, 2002, on a retroactive basis without restatement of prior periods.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
2.	Significant accounting policies (continued):
	(i)	Stock-based compensation (continued):

The retroactive adoption of the changes discussed above resulted in an increase to opening deficit as at April 1, 2004 of $74,900 with respect to employee and director stock options granted in 2004 and 2003, an increase to the contributed surplus as at April 1, 2004 of $54,586 and an increase to share capital as at April 1, 2004 of $20,314 with respect to employee and director stock options granted and exercised in 2004 and 2003.

Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

	(j)	Income taxes:

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

	(k)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing the earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, earnings (loss) available to the common shareholders equals the reported earnings or loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

	(l)	Foreign currency translation:

Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
2.	Significant accounting policies (continued):

	(m)	Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments.  The fair value of marketable securities and long-term investment are disclosed in notes 3 and 4, respectively.

	(n)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, and long-term investment equipment, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

	(o)	Comparative figures:
Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

3.	Marketable securities:
The quoted market value of marketable securities at March 31, 2005 was $134,772 (2004 - $82,322).

4.	Long-term investment:

The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. ("Northern Lion"), acquired upon disposal of the Company's remaining interest in the Haveri property (note 5(b)).  The common shares are subject to a hold period expiring February 24, 2007, following which the Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell.  The Company has also agreed to provide Northern Lion's management a proxy for the purpose of voting the common shares for a period of three years.  On acquisition, the Company has valued the shares based on the share price of Northern Lion using the weighted average price for the five days around the announcement date of the transaction and has recorded a gain on the sale in the amount of $4,187,634.

As at March 31, 2005 the Company has written down the investment to $2,480,000, reflecting the quoted market price of the shares as at March 31, 2005.

5.	Mineral properties and deferred exploration:
Acquisition costs:

	2005	2004

Gahcho Kué Project	$1,552,553	$1,552,553
Haveri Project	-	119,386

	$1,552,553	$1,671,939

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
During the year ended March 31, 2005, the Company incurred $32,980 of costs related to the Haveri project prior to its sale.
Deferred exploration:
	Gahcho Kué project	Baffin Island project	Rabbit Tracks Diamond project	Total

Balance, March 31, 2002	30,861,544	559,949	71,433	31,492,926
Write-down of deferred exploration costs	-	-	(71,433)	(71,433)

Balance, March 31, 2003	30,861,544	559,949	-	31,421,493
Write-down of deferred exploration costs	-	(559,949)	-	(559,949)

Balance, March 31, 2004	30,861,544	-	-	30,861,544
Exploration expenditures:
Consulting and other professional services	4,126	-	-	4,126

Balance, March 31, 2005	$30,865,670	$-	$-	$30,865,670
(a)	Gahcho Kué project:

The Company currently holds a 44.1% interest in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada. Other interests are held by De Beers Canada Exploration Inc. ("De Beers Canada") (51%) and Camphor Ventures Inc. ("Camphor") (4.9%). De Beers Canada has been granted the right to earn up to a 60% interest in the Gahcho Kué project.

De Beers Canada has agreed to carry all subsequent costs incurred and has committed to certain minimum expenditures and activities per year. Decisions are to be jointly (via a management committee consisting of two members each from De Beers Canada and the Company) as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada is to continue to fund the exploration and development work. Once the desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed with the feasibility study, De Beers interest will be diluted down to 30%.

Upon completion of a feasibility study, De Beers Canada interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers Canada interest shall increase to 60%.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
5.	Mineral properties and deferred exploration (continued):
	(a)	Gahcho Kué project (continued):

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

On November 26, 2003, the Board of Directors of De Beers Canada approved the commencement of a pre-feasibility study on the Gahcho Kué Project. The estimated $25 million cost is to be borne entirely by De Beers Canada. The in-depth pre-feasibility project is expected to be completed in 2005.

	(b)	Haveri project:

The Company had a 100% interest in the Haveri Project, a mineral property located 175 kilometers north of Helsinki, Finland. On October 10, 2002, Northern Lion was granted an option to acquire a 70% undivided interest in the Haveri property, in exchange for expending a total of $1,650,000 in exploration and development expenditures by October 10, 2005. Northern Lion completed the necessary expenditures during the year-ended March 31, 2005 and exercised its option to acquire a 70% interest in the Haveri property.

During the year ended March 31, 2005, the Company sold its remaining 30% interest in the Haveri property in exchange for 4,000,000 common shares of Northern Lion (note 4).

	(c)	Baffin Island project:

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. The Company incurred the minimum required expenditure and exercised its option. Subsequent to entering into the agreement, the Company staked another claim that was subject to the option agreement.

During the year ended March 31, 2004, the property and related deferred exploration was written down to a nil value as the Company would not be proceeding with further exploration and would not be renewing the claims.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
5.	Mineral properties and deferred exploration (continued):

	(c)	Baffin Island project (continued):

On September 27, 2004, the Company sold its interest in the one remaining Baffin Island mining claim to Patrician Diamonds Inc. ("Patrician") in exchange for 325,000 common shares of Patrician, the reservation of a 1% Net Smelter Royalty and the agreement to honour a 1% Net Smelter Royalty in favour of two stakeholders, which the Company has the unrestricted right and option to acquire upon payment of $1,000,000.  The Company valued the shares based on the share price using the weighted average price for the five days around the announcement date of the transaction and recorded a gain on the sale in the amount of $39,000.

	(d)	Rabbit Tracks Diamond project:
During the year ended March 31, 2003, the Rabbit Tracks Diamond property in Manitoba was written down to a nil value.

6.	Equipment:
	2005	Cost	Accumulated amortization	Net book value

	Furniture	$11,088	$9,079	$2,009
	Equipment	4,065	4,048	17
	Computers	14,584	12,375	2,209

		$29,737	$25,502	$4,235

	2004	Cost	Accumulated amortization	Net book value

	Furniture	$11,088	$8,772	$2,316
	Equipment	4,065	2,830	1,235
	Computers	14,584	11,764	2,820

		$29,737	$23,366	$6,371

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
7.	Share capital:
	(a)	Authorized:
Unlimited number of common shares without par value

	(b)	Issued and fully paid:
	Number of shares	Amount

Balance, March 31, 2002	47,867,405	53,470,446

Issued for cash pursuant to:
Exercise of stock options	544,900	607,829
Exercise of warrants	2,169,766	1,640,985

Balance, March 31, 2003	50,582,071	55,719,260

Issued pursuant to consulting agreement (note 8)	60,000	156,000

Issued for cash pursuant to:
Exercise of stock options	560,040	720,002

Balance, March 31, 2004	51,202,111	56,595,262

Adjustment on adoption of new accounting standard for stock-based compensation (note 2(i))	-	20,314

Issued for cash pursuant to:
Exercise of stock options	202,858	282,321
Exercise of warrants	1,205,878	699,409

Stock-based compensation of options exercised during the year	-	10,480

Balance, March 31, 2005	52,610,847	$57,607,786

On March 30, 2004, the Company cancelled 16,015,996 shares previously owned by its wholly-owned subsidiary Mountain Glen Mining Inc. ("Mountain Glen") that were received by the Company on the wind up of Mountain Glen. The cancelled shares have been excluded from the above table for all periods presented.

(c)	Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2005, the Company has 1,325,000 (2004 - 1,327,858; 2003 - 2,399,100) stock options outstanding in total, comprised of 1,325,000 (2004 - 1,327,858; 2003 - 1,919,100) granted inside the Plan and nil (2004 - nil; 2003 - 480,000) granted outside the plan.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003

7.	Share capital (continued):
	(c)	Stock options (continued):
			Number of shares	Weighted average exercise price

		Balance, March 31, 2002	3,661,000	$ 1.78
		Granted	364,000	1.61
		Exercised	(544,900)	1.12
		Expired	(1,081,000)	2.78

		Balance, March 31, 2003	2,399,100	1.46
		Granted	12,858	1.40
		Exercised	(560,040)	1.29
		Expired	(324,060)	2.19
		Cancelled	(200,000)	1.32

		Balance, March 31, 2004	1,327,858	1.37
		Granted	200,000	1.96
		Exercised	(202,858)	1.39

		Balance, March 31, 2005	1,325,000	$ 1.48

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2005:

	Options outstanding and exercisable
	Number of shares	Weighted average remaining life	Weighted average exercise price

$0.67	50,000	1.73 years	$ 0.67
$1.25 - $1.50	1,050,000	1.17 years	1.38
$1.96	200,000	4.50 years	1.96
$2.06	25,000	2.98 years	2.06
	1,325,000	1.73 years	$ 1.48
As at March 31, 2005, all options are fully vested.

During the year ended March 31, 2005, the Company granted 200,000 options to directors of the Company at an exercise price of $1.96 per share. These options expire October 1, 2009 and vested immediately. The weighted average grant date fair value of the options granted during the year ended March 31, 2005 was $0.95 per option, or $189,400 in aggregate.

During the year ended March 31, 2003, the Company granted 25,000 options to a consultant at an exercise price of $2.06 per share.  These options had a term of five years or 30 days after cessation of the consulting agreement.  The weighted average grant date fair value was $0.98 per option, or $24,419 in aggregate.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003

7.	Share capital (continued):

	(c)	Stock options (continued):

During the year ended March 31, 2004, the Company granted 12,858 options to an employee at an exercise price of $1.40 per share.  During the year ended March 31, 2003, the Company granted 339,000 options to directors and employees at exercise prices ranging from $1.36 to $1.71 per share.  The weighted average grant date fair value of the options granted to employees in 2004 was $0.38 per option, or $4,943 in aggregate (2003 - $0.21 per option, or $69,957 in aggregate).  In accordance with the Company's accounting policy (note 2(i)), no compensation expense was recorded in the financial statements for share options granted to directors and employees during the years ended March 31, 2004 and 2003.

The table below presents the net loss and net loss per share if the fair market value method of accounting was used for stock options granted to employees and directors for the years ended March 31, 2004 and 2003.  The pro forma adjustments presented below pertain to the new options granted to employees since adoption of the stock-based compensation standards on April 1, 2002. As discussed in note 2(i), the pro forma adjustment amounts below were recorded as a cumulative adjustment to deficit as at April 1, 2004.

Reconciliation of pro forma net loss is as follows:
	2004	2003

Net loss as reported	$(1,813,005)	$(1,718,342)
Pro forma adjustment	(4,943)	(69,957)

Pro forma net loss	$(1,817,948)	$(1,788,299)

Pro forma basic and diluted loss per share	$(0.04)	$(0.04)

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003

Dividend yield	0%	0%	0%
Expected volatility	50%	93%	62 - 75%
Risk-free interest rate	4.1%	3.0%	4.0%
Expected lives	5 years	5 to 8 months	1 to 30 months

Subsequent to March 31, 2005, 15,000 options were exercised for proceeds of $20,000.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003

7.	Share capital (continued):

(d) Share purchase warrants:
The following presents the continuity of share purchase warrants outstanding:
Issue date	Balance, March 31, 2004	Issued	Exercised	Lapsed	Balance, March 31, 2005	Exercise price	Expiry date

December 6, 2001	1,205,878	-	1,205,878	-	-	$0.58	-

Issue date	Balance, March 31, 2003	Issued	Exercised	Lapsed	Balance, March 31, 2004	Exercise price	Expiry date

December 6, 2001	1,205,878	-	-	-	1,205,878	$ 0.58	December 6, 2004

(e)	Contributed surplus:
	A continuity of contributed surplus is as follows:
		Amount
	Balance, March 31, 2002	$-

	Issuance of stock options	24,419

	Balance, March 31, 2003 and 2004	24,419

	Adjustment on adoption of new account standard for stock-based compensation (note 2(i))	74,900
	Less fair value of employee options exercised prior to adoption of new accounting standard and transferred to share capital	(20,314)
		54,586

	Issuance of stock options	189,400
	Transfer to share capital on exercise of stock options	(10,480)

	Balance, Mach 31, 2005	$257,925

8.	Related party transactions:

As at March 31, 2005, $6,210 (2004 - $3,000) was owed to directors or companies controlled by directors of the Company. Amounts are repayable on demand, unsecured and non-interest bearing.

Included in management fees during the year ended March 31, 2005 is nil (2004 - nil; 2003 - $45,000) for management services paid to a director of the Company.

Included in professional fees during the year ended March 31, 2005 is $36,000 (2004 - $21,000; 2003 - nil) paid for corporate services to a company owned by a director of the Company.

During the year ended March 31, 2005, the Company paid $4,050 (2004 - $176,896; 2003 - $193,301) for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest.

During the year ended March 31, 2005, the Company paid nil (2004 - nil; 2003 - $20,340) for secretarial and public relations services to individuals related to a director of the Company.

During the year ended March 31, 2004, the Company entered into a new consulting agreement with the President of the Company. As compensation for terminating his old consulting agreement, the President received US$120,000 paid in 12 equal monthly installments commencing January 1, 2004. As at March 31, 2004, the remaining US$90,000 was included in accounts payable and accrued liabilities. No amounts are unpaid at March 31, 2005.  As further compensation, 60,000 shares were issued to the President on February 20, 2004 with 55,000 shares held in escrow to be released in 11 equal monthly portions commencing February 27, 2004. The value of the shares based on quoted market prices on the date of issuance, was $156,000 and this amount along with the US $120,000 cash payment, was charged to contract termination expense during the year ended March 31, 2004.  During the year ended March 31, 2005, the President was paid $131,905 (US$7,500 per month plus benefits) pursuant to this consulting agreement.

During the year ended March 31, 2003, a severance payment of $331,500 was paid to a director of the Company.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
9.	Income taxes:

Income tax expense differs from the amounts computed by applying the combined federal and provincial tax rate of 36.1% to pre-tax income for the year ended March 31, 2005 primarily as a result of income which has been offset by unrecognized mineral property tax pools.  Income tax recovery differs from the amounts computed by applying the combined federal and provincial tax rates of 36.1% and 42.6% for the years ended March 31, 2004 and 2003, primarily as a result of tax benefits which have not been recognized.  Income tax expense of nil (2004 - nil; 2003 - $5,581) relates to large corporation tax.

As at March 31, 2004, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:
	2005	2004

Mineral properties and deferred exploration	$579,000	$1,756,000
Loss carry forwards	2,168,000	2,095,000
Equipment	172,000	172,000
Other	6,000	3,000
	2,925,000	4,026,000
Valuation allowance	(2,925,000)	(4,026,000)

Net future income tax asset (liability)	$-	$-

At March 31, 2005, the Company has available losses for income tax purposes totalling approximately $6.0 million, expiring at various times from 2006 to 2012.  Of the available losses, $2.3 million are subject to acquisition of control rules which may restrict their future deductibility.  The Company also has available resource tax pools of approximately $34.0 million, which may be carried forward and utilized to reduce future taxable income.  Included in the $34.0 million of tax pools is $24.9 million that is successored, which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
10.	Reconciliation to United States generally accepted accounting principles ("US GAAP"):

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

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
10.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

	(b)	Stock-based compensation (continued):

As permitted by FAS 123, the Company has elected to continue measuring compensation costs using the intrinsic value method of accounting for stock-based compensation as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its results of operations for US GAAP purposes.

Under FAS 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted April 1, 2002, and the application of this accounting policy for US GAAP purposes does not result in a measurement difference for grants made in the years ended March 31, 2003 and 2004. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using an option pricing model, would be cumulatively $1,704,000 from the date of adoption of FAS 123 to March 31, 2002.

Effective April 1, 2004, the Company adopted the revised provisions of the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  As a result, the Company now expenses the fair value of all stock options, calculated by using the Black-Scholes option pricing model commencing April 1, 2004.

For Canadian GAAP purposes, as permitted, the Company has adopted the fair value based method to all employee and director stock options granted on or after April 1, 2002, without restatement of prior periods.  An adjustment has been made to contributed surplus and deficit as at April 1, 2004 in the amount of $74,900 to reflect the cumulative effect of the change in accounting policy, consistent with that permitted under the retroactive restatement method.  An amount of $20,314 has also been transferred from contributed surplus to share capital as at April 1, 2004 in respect of employee and director options exercised during the years ended March 31, 2004 and 2003.  In addition, the Company has booked stock-based compensation during the year ended March 31, 2005 of $189,400 for employee and director stock options.  Under US GAAP, these adjustment and stock-based compensation amounts would not be recorded.

	(c)	Unrealized holding gains and losses on marketable securities:

Statement of Financial Accounting Standards Board No. 115, "Accounting for Investments in Debt and Equity Securities" ("FAS 115") requires that the Company's marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders' equity unless a decline in value is considered to be other then temporary. The Company's marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2005, there is a cumulative unrealized gain of $63,380 (2004 - $49,930) between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amounts of $13,450, $(17,856) and $67,786 for each of the years ended March 31, 2005, 2004 and 2003, respectively.

As the long-term investment has been written down to fair value as at March 31, 2005, a GAAP measurement difference does not exist in respect of the long-term investment.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
10.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

	(d)	Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 ("FAS 130") "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders' equity. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the year ended March 31, 2005, the Company has recorded an unrealized holding gain (loss) of $13,450 (2004 - ($17,856); 2003 - $67,786) on marketable securities classified as "available for sale" securities as a component of comprehensive income under US GAAP.

	(e)	Recent accounting pronouncements:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces FASB's SFAS No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees".  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123.  SFAS No. 123R will be effective for the Company commencing April 1, 2006.  The Company has not yet determined the effect the adoption of SFAS No. 123R will have on its consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
10.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

	(f)	Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

				Years ended March 31,
				2005	2004

		(i)	Total assets, under Canadian GAAP	$36,038,157	$33,513,553
			Adjustment for mineral property acquisition and deferred exploration costs (note 10(a))	(32,418,223)	(32,533,483)
			Adjustment for change in fair value of available for sale marketable securities (notes 10(c) and (d))	63,380	49,930

			Total assets, under US GAAP	$3,683,314	$1,030,000

		(ii)	Share capital:

			Share capital, under Canadian GAAP	$57,607,786	$56,595,262
			Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard (note 10(b)) and transferred to share capital	(20,314)	-
			Share capital, under US GAAP	$57,587,472	$56,595,262

		(iii)	Contributed surplus:

			Contributed surplus, under Canadian GAAP	$257,925	$24,419
			Adjustment for issuance of employee stock options (note 10(b))	(189.400)	-
			Adjustment on adoption of new accounting standard for stock-based compensation (note 10 (b))	(74,900)	-
			Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard (note 10(b)) and transferred to share capital	20,314	-
			Adjustment for stock-based compensation (note 10(b))	1,704,000	1,704,000

			Contributed surplus, under US GAAP	$1,717,939	$1,728,419

		(iv)	Accumulated other comprehensive Income for US GAAP purposes:

			Adjustment for change in fair value of available for sale marketable securities (note 10(c) and (d))	$63,380	$49,930

		(v)	Deficit:

			Deficit, under Canadian GAAP	$(21,922,530)	$(23,378,874)
			Adjustment for mineral property acquisition costs and deferred exploration (note 10(a))	(32,418,223)	(32,533,483)
			Issuance of stock options (note 10(b))	189,400	-
			Adjustment on adoption of new accounting standard for stock-based compensation (note 10(b))	74,900	-
			Adjustments for stock-based compensation (note 10(b))	(1,704,000)	(1,704,000)

			Deficit, under US GAAP	$(55,780,453)	$(57,616,357)

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended March 31, 2005, 2004 and 2003
10.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):
	(f)	Reconciliation (continued):
		(vi)	Loss and loss per share for the year:
			Years ended March 31
				2005	2004	2003

			Earnings (loss) for the year, under Canadian GAAP	$1,531,244	$(1,813,005)	$(1,718,342)
			Adjustment for deferred exploration expenditures (note 10(a))	(4,126)	-	-
			Adjustment for write-down of mineral property acquisition and deferred exploration costs (note 10(a))	-	589,669	120,435
			Adjustment to gain on sale of mineral property previously written off (note 10(a))	119,386	-	-
			Adjustment for stock-based compensation (note 10(b))	189,400	-	-

			Earnings (loss) before cumulative effect of change in accounting policy	1,835,904	(1,223,336)	(1,597,907)
			Adjustment for change in accounting policy for mineral property acquisition costs (note 10(a))	-	-	(12,914,617)

			Earnings (loss) for the year, under US GAAP	1,835,904	(1,223,336)	(14,512,524)
			Other comprehensive income:
			Change in fair value of available for sale marketable securities (noted 10(c) and (d))	13,450	(17,856)	67,786

			Comprehensive earnings (loss), under US GAAP	$1,849,354	$(1,241,192)	$(14,444,738)

			Basic and diluted earnings (loss) per share, under US GAAP	$0.04	$ (0.02)	$ (0.29)

(vii)	Cash provided by (used in) operating activities, under Canadian GAAP	$(858,010)	$(1,109,586)	$(1,584,673)
	Adjustment for mineral properties (note 10(a))	-	-	(21,839)
	Adjustment for deferred exploration (note 10(a))	(37,106)	-	-

	Cash provided by (used in) operating activities, under US GAAP	$(895,120)	$(1,019,586)	$(1,606,512)

(viii)	Cash provided by (used in) investment activities, under Canadian GAAP	$(37,106)	$4,002	$(39,944)
	Adjustment for mineral properties (note 10(a))	-	-	21,839
	Adjustment for deferred exploration (note 10(a))	37,106	-	-

	Cash provided by (used in) investment activities, under US GAAP	$-	$4,002	$(18,105)

Item 19     Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the years ended March 31, 2005 and 2004 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix) :

Consolidated Financial Statements of the Company:

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of March 31, 2005 and 2004.

Consolidated Statements of Operations and Deficit for the years ended March 31, 2005, 2004 and 2003.

Consolidated Statements of Cash Flows for the years ended March 31, 2005, 2004 and 2003.

Notes to the Consolidated Financial Statements.

Exhibits
The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	Memorandum and Articles of the Company.	-
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
8.1	List of Subsidiaries	(2)
11.1	Ethics and Conflict of Interest Policy dated February 2, 2003.	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
14.1	Independent Qualified Person's Review and Technical Report dated June 16, 2003 entitled Gahcho Kué, Northwest Territories, Canada prepared by Malcolm L. Thurston, Ph.D., MAusimm	(3)
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	-

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
Mountain Province Diamonds Inc. (Company)
/s/Jan W. Vandersande (Signature)*
Date: June 27, 2005	Jan W. Vandersande President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	Memorandum and Articles of the Company.	-
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
8.1	List of Subsidiaries	(2)
11.1	Ethics and Conflict of Interest Policy dated February 2, 2003.	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
14.1	Independent Qualified Person's Review and Technical Report dated June 16, 2003 entitled Gahcho Kué, Northwest Territories, Canada prepared by Malcolm L. Thurston, Ph.D., MAusimm	(3)

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	-

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