Form 20-F
period 2006-03-31
MOUNTAIN PROVINCE DIAMONDS INC
filed 2006-06-30
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report………………………………..

For the transition period from __________________ to __________________

Commission file number 0-27322

MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Ontario
(Jurisdiction of incorporation or organization)

220 Bay Street, 14th Floor, Toronto, Ontario Canada M5J 2W4
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

None
(Title of Class)

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
53,075,847

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐         Accelerated filer ☐         Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
☒ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No
Not Applicable

TABLE OF CONTENTS

GLOSSARY		vi
GLOSSARY OF TECHNICAL TERMS		viii
PART I
Item 1	Identity of Directors, Senior Management and Advisors.	1
Item 2	Offer Statistics and Expected Timetable.	1
Item 3	Key Information.	1
A.	Selected financial data.	1
B.	Capitalization and indebtedness.	2
C.	Reasons for the offer and use of proceeds.	2
D.	Risk factors.	2
Item 4	Information on the Company.	9
A.	History and development of the Company.	9
B.	Business Overview.	11
C.	Organizational structure.	14
D.	Property, plants and equipment.	14
Item 4A	Unresolved Staff Comments	29
Item 5	Operating and Financial Review and Prospects.	29
A.	Operating results.	29
B.	Liquidity and capital resources.	31
C.	Research and development, patents and licenses etc.	31
D.	Trend information.	31
E.	Off-balance sheet arrangements.	32
F.	Tabular disclosure of contractual obligations.	32
Item 6	Directors, Senior Management and Employees.	33
A.	Directors and Senior Management.	33
B.	Compensation.	35
C.	Board practices.	36
D.	Employees.	37
E.	Share ownership.	38

Item 7	Major Shareholders and Related Party Transactions.	39
A.	Major shareholders.	39
B.	Related party transactions.	40
C.	Interests of experts and counsel.	40
Item 8	Financial Information.	40
A.	Consolidated Statements and Other Financial Information.	40
B.	Significant Changes.	41
Item 9	The Offer and Listing.	41
A.	Offer and Listing Details.	41
B.	Plan of Distribution.	42
C.	Markets.	42
D.	Selling Shareholders.	42
E.	Dilution.	42
F.	Expenses of the Issuer.	42
Item 10	Additional Information.	42
A.	Share capital.	42
B.	Memorandum and articles of association.	42
C.	Material contracts.	45
D.	Exchange controls.	46
E.	Taxation.	48
F.	Dividends and paying agents.	56
G.	Statement by experts.	56
H.	Documents on display.	56
I.	Subsidiary Information.	57
Item 11	Quantitative and Qualitative Disclosures About Market Risk.	57
Item 12	Description of Securities Other than Equity Securities.	58

v

GLOSSARY

Affiliate has the meaning given to affiliated bodies corporate under the Ontario Business Corporations Act ;

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

Business Corporations Act [Ontario] means the R.S.O. 1990, CHAPTER B.16, as amended from time to time;

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

x

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

▪
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

▪	the potential for delays in exploration activities or the completion of feasibility studies;

▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

▪	risks related to commodity price fluctuations;

▪	the uncertainty of profitability based upon the Company's history of losses;

▪	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

▪	risks related to environmental regulation and liability;

▪	political and regulatory risks associated with mining and exploration; and

▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

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

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company as at March 31, 2006, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

PART I

Item 1. Identity of Director, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

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

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended March 31, 2006, 2005, 2004, 2003 and 2002.  Except as otherwise indicated, dollar amounts presented are equivalent under Canadian and United States generally accepted accounting principles.

	12 Months Ended March 31,
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	2006	2005	2004	2003	2002
Operating Revenue	nil	nil	nil	nil	nil

Interest Revenue	12	13	12	19	18

Working Capital	808	1,041	701	1,037	340

Net Earnings (loss) -
Under Canadian GAAP:	(2,200)	1,531	(1,813)	(1,713)	(1,456)
Under U.S. GAAP:	(1,948)	1,836	(1,223)	(14,513)	(1,520)
Basic and diluted earnings (loss) per share -
Under Canadian GAAP:	(0.04)	0.03	(0.04)	(0.03)	(0.03)
Under U.S. GAAP:	(0.04)	0.04	(0.02)	(0.29)	(0.03)
Total Assets -
Under Canadian GAAP:	34,874	36,038	33,514	34,418	33,947
Under U.S. GAAP:	3,419	3,683	1,030	1,363	13,618

Total Liabilities	181	95	273	240	324
Share Capital
Under Canadian GAAP:	58,253	57,608	56,595	55,719	53,470
Under U.S. GAAP:	58,233	57,587	56,595	55,719	53,470
Net Assets -
Under Canadian GAAP:	34,693	35,943	33,241	34,178	33,623
Under U.S. GAAP:	3,238	3,588	757	1,123	13,294
Number of Common Shares issued	53,075,847	52,610,847	*51,202,111	66,597,766	63,883,100
less shares owned by subsidiary	-	-	-	(16,015,696)	(16,015,696)
	53,075,847	52,610,847	51,202,111	50,582,070	47,867,404

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

The Average Rate is set out for each of the periods indicated in the table below.

2006	2005	2004	2003	2002
US$0.8376	US$0.7842	US$0.7412	US$0.6474	US$0.6380

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
December 2005	0.8751	0.8508
January 2006	0.8794	0.8479
February 2006	0.8809	0.8610
March 2006	0.8850	0.8513
April 2006	0.8959	0.8496
May 2006	0.9134	0.8869

On June 15, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1 Canadian = US$0.89509.

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

The Company currently has no significant source of operating cash flow. The Company has limited financial resources. The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to generate revenues.

(d) Exploration and Development

The Company's properties are primarily in the advanced exploration and permitting stage. There are no estimates of reserves. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results.

There can be no assurance that diamonds recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. De Beers Canada is now paying for all exploration of the AK Property, and will also be paying for all development of the AK Property and, with regard to that property, there is currently no risk to the Company in respect of the further exploration, permitting and development costs. Any separate and additional exploration done by the Company on its other properties may not result in discovery of any diamondiferous kimberlite.

(e) History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. During the years ended March 31, 2006, 2005, and 2004, the Company incurred net earnings (loss) during each of the following periods:

•	$2.200 million net loss for the year ended March 31, 2006.

•	$1.531 million net earnings for the year ended March 31, 2005 (relating primarily to gain on sale of the Haveri project to Northern Lion Gold Corp).

•	$1.81 million loss for the year ended March 31, 2004.

As of March 31, 2006, the Company had an accumulated deficit of $24.122 million. There can be no assurance that the Company will ever be profitable.

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

(f) Recoverability of capitalized mineral property costs

The recoverability of the amounts capitalized for mineral properties in the Company's consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, is dependent upon the ability of the Company to complete exploration and development, the discovery of economically recoverable reserves, and, if warranted, upon future profitable production or proceeds from disposition of some or all of the Company's mineral properties.

(g) Additional Funding Requirements

As of March 31, 2006, the Company had cash and cash equivalents of approximately $0.845 million and working capital of approximately $0.808 million. During the past three fiscal years ended March 31, 2006, the Company has used approximately $2.605 million in cash flows in operating activities including approximately $0.727 million during the fiscal year ended March 31, 2006, $0.858 million during the fiscal year ended March 31, 2005 and $1.020 million during the fiscal year ended March 31, 2004.

The Company's administrative and other expenses are expected to be approximately $0.7 million for the next year. The Company has sufficient working capital for administrative purposes for the next year, but may need to raise additional capital should it participate in exploration programs or undertake independent studies. The Company may be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders' interests in the Company or to the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations.

(h) No Proven Reserves

The properties in which the Company has an interest, or the concessions in which the Company has the right to earn an interest, are all in the advanced exploratory and permitting stage and at this point, there are only indicated and inferred resources in four kimberlite bodies in Kennady Lake. See Item 4D - Property, plants and equipment - Principal Properties. The Company has not yet determined whether its mineral properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized in its financial statements.

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

(j) Diamond Prices

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers, of South Africa, and from The Diamond Trading Co., (formerly known as the Central Selling Organization), a marketing agency controlled by De Beers. The price of diamonds dropped sharply after September 11, 2001 and has now recovered, but future prices cannot be predicted. Over the past three years, diamond prices have increased on average by approximately 15%. Current trends suggest an over demand for rough diamonds in the near to mid-term.

(k) Compliance with Environmental and Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various Federal and Territorial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

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

(l) Climate and Transportation

The AK Property is subject to climate and transportation risks because of its remote northern location. Such factors can add to the cost of exploration, development and operation, thereby affecting costs and profitability.

(m) Joint Venture Partner

The Company, and the success of the AK Property, is dependent on the efforts, expertise and capital resources of joint venture partner De Beers Canada and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring, permitting, developing and operating the AK Property. The Company is dependent on De Beers Canada for accurate information about the AK Property and the progress of exploration, permitting and development. Both De Beers Canada and the Company agreed on March 8, 2000 that it was unlikely that the agreed upon rate of return would be achieved from mining the 5034, Hearne and Tuzo pipes using the conventional open pit method. As a result, the Company and De Beers Canada agreed that De Beers would conduct a desktop study examining the costs of both open-pit and underground mining scenarios.

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

However, at the end of July 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kue project. They based their decision on the improving geo-political and economic conditions which supported confidence in longer-term diamond price projections. In November 2003, the board of directors of De Beers approved a budget of approximately $25 million for a pre-feasibility study which started in January 2004. The first phase of the study was completed in June 2004.

The pre-feasibility study was completed in mid-2005. The projected profitability levels were sufficiently encouraging to support the Joint Venture’s decision to proceed to the next phase of permitting and advanced exploration to improve the resource confidence and input data for mine design to support a definitive feasibility study. On July 11, 2005, De Beers reported an increase in the modeled value of the diamonds for the Gahcho Kue project with the modeled values increasing by approximately 6, 7 and 8 percent for the Tuzo, Hearne and 5034 pipes respectively.

On July 25, 2005, the Joint Venture announced that De Beers had approved a budget of $38.5 million for the environmental assessment and permitting process and for an advanced exploration program. On November 29, 2005, it was announced that the Joint Venture had submitted an application with the Mackenzie Valley Land and Water Board for permits required to construct and operate a diamond mine at Gahcho Kue. The permit applications have been submitted to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment.

On January 12, 2006, the Joint Venture announced details of the advanced exploration program which commenced in February 2006 and was projected to be completed by May 2006.

 (n) Operating Hazards and Risks

Diamond exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage. The Company maintains insurance policies relating to Director's and Officer's liability, but can give no guarantees that such insurance will be sufficient to protect the Company from losses.

(o) Numerous factors beyond the control of the Company affect the marketability of any diamonds discovered.

Factors beyond the control of the Company may affect the marketability of any diamonds produced. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns. The effect of these factors on the prices of diamonds and therefore the economic viability of any of the Company's projects cannot accurately be predicted.

(p) The Company's expectations reflected in forward looking statements may prove to be incorrect.

This Form 20-F includes "forward looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this annual report, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such expectations may prove to be incorrect.

(q) Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future. The Company is required under the Monopros Joint Venture Agreement (see Item 4B - Information on the Company - Business Overview) to sell its rough diamonds at a price that is reflective of the market price, to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, which controls approximately 60% of the diamond market. There is therefore no competition for diamonds produced from the Company's properties. The Company only competes in the acquisition of new properties.

(r) Financing Risks

The Company's current operations do not generate any cash flow. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The degree of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has successfully raised funds in recent years through share, option and warrant issuances. As at June 15, 2006, the Company had approximately $1.4 million in cash, and the Company does not anticipate having to seek new equity financing for the next 12 months.

(s) Dilution from Outstanding Securities

As at June 15, 2006, there were 505,000 options at prices ranging from $0.67 to $4.50 (expiring at various dates), and nil warrants outstanding. The stock options, if fully exercised, would increase the number of shares outstanding by 505,000. Such options, if fully exercised, would constitute approximately 0.93% (out of 54,135,847 shares (53,630,847 issued and outstanding, plus total options) respectively) of the Company's resulting share capital as at June 15, 2006. It is unlikely that options would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

(t)   Conflicts of Interest

At the present time, except to the extent that Patrick Evans and Jennifer Dawson have Consulting Agreements with the Company (see Item 6C - Board Practices), none of the officers and directors are in a position of conflict of interest. However, certain officers and directors of the Company are associated with other natural resource companies that acquire interests in mineral properties.

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

(u) Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figure, Patrick Evans, who has a Consulting Agreement with the Company: See, Item 7B -Related party transactions, Item 6C - Board Practices, and Item 10C- Material Contracts. Loss of the key person could have a material adverse effect on the Company. The Company does not maintain key-man life insurance on Patrick Evans.

(v)   Fluctuations in Company Stock Prices

Prices for the Company's shares on the TSX and on the Amex, have been extremely volatile. The price for the Company's common shares on the TSX ranged from $2.15 (low) and $4.96 (high) during the fiscal year ended March 31, 2006, and from $1.60 (low) to $2.68 (high) during the fiscal year ended March 31, 2005. Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

(w) Currency Rate Fluctuations

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

(x) The Mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities.

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, the Company's ability to acquire additional attractive mining properties, should it decide to do so in the future, on terms it considers acceptable may be adversely affected.

(y) De Beers Support

The exploration of the AK Property has been primarily funded by De Beers, and De Beers Canada has made an equity investment in the Company. However, there is no assurance that the level of support provided by De Beers will continue in the future.

  General

As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.  Some of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless it may be difficult for United States Shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's resident executive officers or directors.

Item 4. Information on the Company

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

As of March 31, 2000, the Company had one wholly-owned subsidiary, Mountain Province Mining Corp. (USA), which has since been voluntarily dissolved.

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

Mountain Glen was voluntarily dissolved on August 4, 2004.

Pursuant to the repeal of the British Columbia Company Act and its replacement by the British Columbia Business Corporations Act (the "New Act"), the Company transitioned to the New Act and adopted new Articles. On September 20, 2005, the Shareholders approved a special resolution for the continuance of the Company into Ontario, and the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Company is domiciled in Canada.

The names of the Company's subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this Annual Report, are as follows:

Name of Subsidiary	Date of Incorporation	Juridiction of Incorporation
Baltic Minerals BV	Friday, January 26, 1996	The Netherlands
Baltic Minerals Finland OY	Wednesday, May 18, 1994	Finland

The subsidiaries of the Company, represented diagrammatically, are as follows:

The Company's registered, records and executive office is at 220 Bay Street, 14th Floor, Toronto, Ontario, Canada M5J 2W4. The Company’s administrative and executive office is at 220 Bay Street, 14th Floor, Toronto, Ontario, Canada M5J 2W4, the telephone number is (416) 361-3562, and the fax number is (416) 603-8565.

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

1.1     Introduction

The Company is a natural resource property exploration and development company. The Company has interests in several natural resource properties, the most significant and principal property being a 44.1% interest in the AK Property located in the Northwest Territories. See "Item 4D - Property, plants and equipment".

The Company, as yet, does not have any commercially viable resource properties. Permitting, bulk sampling and drilling continues on the AK Property.

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

During 1996, the Company completed a 104-tonne mini-bulk sample from the 5034 kimberlite pipe. The results indicated an average grade of 2.48 carats per tonne. During 1997, the Company concluded a joint venture agreement (the "Monopros Joint Venture Agreement") with Monopros, a wholly-owned subsidiary of De Beers, and now known as De Beers Canada, to develop the AK-CJ Properties. This agreement provided that De Beers Canada could earn up to a 60% interest in the project by conducting exploration and bulk sampling on one or more new kimberlite deposits. As well, De Beers Canada is required to complete a feasibility study and fund development and construction of a commercial-scale mine.

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

On August 4, 2000, De Beers Canada presented the desktop study to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company was left with a 44.1% interest and Camphor Ventures Inc. with a 4.9% interest in the AK-CJ Properties. The main conclusion of the desktop study was that only a 15 percent increase in diamond revenues was needed for De Beers Canada to proceed to the feasibility stage.

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

The pre-feasibility study was completed in mid-2005. The projected profitability levels were sufficiently encouraging to support the Joint Venture’s decision to proceed to the next phase of permitting and advanced exploration to improve the resource confidence and input data for mine design to support a definitive feasibility study. On July 11, 2005, De Beers reported an increase in the modeled value of the diamonds for the Gahcho Kue project with the modeled values increasing by approximately 6, 7 and 8 percent for the Tuzo, Hearne and 5034 pipes respectively.

On July 25, 2005, the Joint Venture announced that De Beers had approved a budget of $38.5 million for the environmental assessment and permitting process and for an advanced exploration program. On November 29, 2005, it was announced that the Joint Venture had submitted an application with the Mackenzie Valley Land and Water Board for permits required to construct and operate a diamond mine at Gahcho Kue. The permit applications have been submitted to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment.

On January 12, 2006, the Joint Venture announced details of the advanced exploration program which commenced in February 2006 and was projected to be completed by May 2006.

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

The Company is contractually bound to sell its diamonds from the AK-CJ Properties to The Diamond Trading Co., pursuant to the terms of the Monopros Joint Venture Agreement (see Item 4B - Business Overview - Description of Business - Historic Corporate Development). The Diamond Trading Company in turn sells its rough diamonds to their customers.

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

The Fisheries Act, Northwest Territories Waters Act, Territorial Lands Act, Mackenzie Valley Land Use Regulations, Transportation of Dangerous Goods Act, and the Canada Mining Regulations are federal legislation or regulations. Failure to comply with territorial and/or federal legislation or regulations may result in cease work orders and/or fines.

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

C.	Organizational structure.

See Item 4A - History and development of the Company - The Corporate Organization.

D.	Property, plants and equipment.

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property, which is located in the Northwest Territories, which is in the permitting and advanced exploration stage and there are no reserve estimates at this time. All other estimates have been made at De Beers and De Beers Canada.

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

Readers should read the Independent Qualified Person's Review and Technical Report dated as of June 16, 2003 (the "Technical Report") entitled "Gahcho Kué, Northwest Territories, Canada" prepared for the Company by Malcolm L. Thurston, Ph.D., M.Ausimm, which Technical Report is incorporated herewith by reference. The Technical Report has been filed with the Securities Exchange Commission in the United States and filed with the relevant Securities Commissions in Canada on SEDAR.

Description of Property

Administrative Offices

The Company's administrative office is located at 220 Bay Street, 14th Floor, Toronto, Ontario, Canada M5J 2W4. The Company considers these premises suitable for current needs.

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

In August 2002 De Beers took 30 of the AK claims to lease. These claims contain all the kimberlite discoveries at and in Kennady Lake, MZ Lake and in the Kelvin-Faraday area. In 2005, the Joint Venture decided to retain four leases for the development of the Gahcho Kue project; the Company decided to retain five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

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

Work History

Historically, mineral exploration in the southeastern Slave Craton focused on gold and later base metals, within the Yellowknife Supergroup metavolcanic and metasedimentary rocks in the Walmsley Lake area. However, no previous exploration for base or precious metals, within what is now the AK Property, is recorded in the assessment files of the Department of Indian Affairs and Northern Development ("DIAND"). Furthermore, there is no record of diamond exploration in the AK Property area prior to its staking in 1992.

5034 Kimberlite Pipe

The 5034 kimberlite pipe was the first kimberlite discovered on the AK Property in 1995. It is located near the southeast corner of the AK Property under and adjacent to Kennady Lake. It is a diamondiferous kimberlite. The pipe has an irregular shape with a surface dimension of about 120 meters by 180 meters. A 35 meter wide dyke-like body extends from the pipe some 300 meters to the north- northeast. The overall near surface area is about 2.15 hectares, and the majority of it is overlain by the shallow water of Kennady Lake.

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

					No. of
	Sample	No. of	Diamonds	Weight	Macros	No. of Macros
Description	Weight (kg)	Diamonds	per 10 kg	(Carats)	>0.5 mm(1)	per 10 kg

Hearne Pipe
Hole 1	132	324	25	0.90	33	2.5
Hole 2 &	168	439	26	1.33	50	3.0
Hole 3

Tesla Pipe
Hole 1	245	188	8	0.13	14	0.6

Tuzo Pipe
Hole 1	124	403	33	2.09	36	2.9
Hole 2	154	294	19	0.39	19	1.2
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

Table 3

Results Of Mini-Bulk Sampling Of Kimberlites
In The Kennady Lake Kimberlite Field Cluster

						Best Fit
	Sample			Best Fit		Value per
	Size	Carats per	Value per	Value per	Value per	Tonne
Description	(Tonnes)	Tonne	Carat (US$)	Carat ($US)	Tonne (US$)	(US$)
Hearne Pipe	62.6	2.33	25 - 50	44	58 - 177	103
Tuzo Pipe	48.0	2.20	51 - 108	68	112 - 238	150

						Best Fit
	Sample			Best Fit		Value per
	Size	Carats per	Value per	Value per	Value per	Tonne
Description	(Tonnes)	Tonne	Carat (US$)	Carat ($US)	Tonne (US$)	(US$)
Tesla Pipe	50.0	0.37	56 - 112	96	21 - 41	36
5034 Pipe	55.8	1.60	26 - 58	51	42 - 93	82

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

Table 5

Modeled Results for North and South Lobes of Hearne Pipe

	Kimberlite
	Resource			Revenue Per
	(million	Modeled grade	Modeled Revenue	Tonne
Hearne Pipe	tonnes)	(carats per tonne)	(US$/carat)	US$
North Lobe Phase A	3.08	2.05	65	133
North Lobe Phase B	1.61	0.60	65	39
North Lobe Phase C	0.72	2.05	65	133
South Lobe Phase D	1.14	2.05	65	133
South Lobe Phase E1	0.31	2.05	65	133

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

Square mesh Size (mm)	Kelvin: 184kg Number of diamonds	Faraday: 40kg Number of diamonds	Hearne: 128kg Number of diamonds	5034: 160 kg Number of diamonds
2	5	1	2	4
1	9	0	10	10
0.5	11	5	17	23
0.3	44	11	46	37
0.212	65	12	77	68
0.15	139	21	83	138
0.104	73	24	143	218

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

The 1,665 carats that were recovered from both pipes (to a 1.5mm lower cut-off) plus the diamonds recovered from the 1999 bulk sample were all valued, based on August 2001 diamond prices, at The Diamond Trading Company (DTC) in London. The De Beers Mineral Resources Estimation Department in Johannesburg has used these values for both bulk samples to update the modeled revenue per carat for each pipe. Production recovery factors, determined by De Beers, were applied and the commonly used commercial bottom cut-off recovery size screen with a 1.50mm square mesh was used. De Beers changed the way diamond values were reported to the Company to make them comparable to the values reported by other Canadian diamond mining companies. To compare the 1999 and the current values, 10% was added to the 1999 values. The average revenue per carat for the 5034 pipe based on August 2001 values was US $65.50 for the combined 1999 and 2001 parcels, compared to the adjusted US $69.30 value for the 1999 bulk sample. Similarly the average revenue per carat for the Hearne pipe was US $63.30 compared to the adjusted US $71.50 value for the 1999 bulk sample. According to analysts and industry sources, the prices of rough diamonds had fallen by an average of around 20% during the recession of 2000-2001 and at least 10% since late 1999. The decreases in value for the diamonds from the 5034 and Hearne pipes were thus consistent with or less than the large drop in rough diamond market values.

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

Table 9 - Weighted Average Model Grades

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

The table below shows the weighted average modeled values per carat for the three pipes in August 2004 and June 2005.

Name of Pipe	August 2004 Modeled Value Per Carat (US $ per Carat)	June 2005 Modeled Value Per Carat (US $ per Carat)
5034	$79.20	$85.70
Hearne	$65.00	$70.00
Tuzo	$53.00	$56.00

The pre-feasibility study was completed in mid-2005. The projected profitability levels were sufficiently encouraging to support the Joint Venture’s decision to proceed to the next phase of permitting and advanced exploration to improve the resource confidence and input data for mine design to support a definitive feasibility study. On July 11, 2005, De Beers reported an increase in the modeled value of the diamonds for the Gahcho Kue project with the modeled values increasing by approximately 6, 7 and 8 percent for the Tuzo, Hearne and 5034 pipes respectively.

On July 25, 2005, the Joint Venture announced that De Beers had approved a budget of $38.5 million for the environmental assessment and permitting process and for an advanced exploration program. On November 29, 2005, it was announced that the Joint Venture had submitted an application with the Mackenzie Valley Land and Water Board for permits required to construct and operate a diamond mine at Gahcho Kue. The permit applications have been submitted to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment.

On January 12, 2006, the Joint Venture announced details of the advanced exploration program which commenced in February 2006 and was completed by May 2006.

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

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

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

Fiscal Year ended March 31, 2006 compared to Fiscal Year ended March 31, 2005

The Company had a loss of $2,199,888 (or $0.04 per share) for the fiscal year ended March 31, 2006 (“fiscal 2006”), compared to income of $1,531,244 (or $0.03 per share) for the same period ended March 31, 2005 (“fiscal 2005”).

Other than operating expenses, the majority of this loss was due to the Company’s write down of $1,080,000 in its long term investment related to Northern Lion Gold Corp. Operating expenses were $1,132,061 for the year ended March 31, 2006 compared to $848,502 for the same period ended March 31, 2005. Increased consulting fees for the year (2006 - $309,217; 2005 - $141,586) were somewhat offset by lower professional fees (2006 - $166,150; 2005 - $235,680) in the year. Included in consulting fees were the amounts paid to Jan Vandersande in his capacity as the former President and CEO until October 31, 2005 in the amount of $102,127 (2005 - $131,905), and to Patrick Evans as President and CEO from November 7, 2005 to the yearend in the amount of $56,074 (2005 - $nil) as well as recruitment costs and the outside engineering and other consulting associated with the Gahcho Kue Joint Venture. The incremental Professional fees for 2005 included costs associated with listing the Company on Amex with trading beginning April 4, 2005. Also contributing to the net loss for March 31, 2006 is stock-based compensation expense of $314,879 (2005 - $189,400) as a result of options granted during the year to an officer of the Company, as well as increased directors’ fees and honourarium of $37,500 for March 31, 2006 compared to $2,700 for the year ended March 31, 2005. Promotion and investor relations expense has increased from March 31, 2005’s level of $30,503 to $108,184 for the year ended March 31, 2006 as a result of increased promotion and investor relations activity. Regulatory and filing fees during the year ended March 31, 2006 are less than those of March 31, 2005 (2006 - $99,794; 2005 - $114,459) with the completion of the Amex listing application in the March 31, 2005 fiscal year. Office and miscellaneous expenses (2006 - $43,647; 2005 - $89,941) are down due to cost cutting measures taken in the year ending March 31, 2005, and low ongoing administration costs for the Company.

Fiscal Year ended March 31, 2005 compared to Fiscal Year ended March 31, 2004

The Company had net earnings for the fiscal year ended March 31, 2005 ("fiscal 2005") totaling $1,531,244 or $0.03 per share compared to a loss for the fiscal year ended March 31, 2004 ("fiscal 2004") of $1,813,005 or $0.04 per share.

During fiscal 2005, operating expenses were $848,502 compared to $1,231,491 in fiscal 2004. The reduction in operating expenses of $382,989 or 31% was the result of continuing cost cutting measures including (i) reduced consulting fees ($126,080 in fiscal 2005 and $182,846 in fiscal 2004), (ii) reduced directors' fees ($2,700 in fiscal 2005 and $33,350 in fiscal 2004), and (iii) reduced professional fees ($235,680 in fiscal 2005 and $307,441 in fiscal 2004. There was an increase in transfer agent and regulatory fees ($114,459 in fiscal 2005 and $37,890 in fiscal 2004) due to listing on the American Stock Exchange and a new expense for stock-based compensation in fiscal 2005 ($189,400) due to a change in accounting policy for expensing stock options.  Commencing April 1, 2004, in accordance with new Canadian accounting standards, the Company expenses the fair value of all stock options. Previously, the Company only recorded stock-based compensation for options that were granted to non-employees. The change in accounting policy was adopted on a retroactive basis without restatement of prior periods.

During fiscal 2005 the Company's interest income was $13,112 compared to $12,127 a year earlier. The increase is a result of increased funds available for investment.

In fiscal 2005, there was a gain on the sale of mineral properties in the amount of $4,226,634 and no similar gain in fiscal 2004.  The gain relates mainly to the sale of the Company's remaining 30% interest in its Haveri property in return for 4,000,000 common shares of Northern Lion Gold Corp. The gain and initial value of the 4,000,000 common shares were determined based on the fair value of Northern Lion Gold Corp. shares. This resulted in a gain of $4,187,634 to the Company on this sale. The Company also recorded a gain of $39,000 on the sale of the Baffin Island project to Patrician Diamonds Inc. in exchange for 325,000 common shares of Patrician Diamonds Inc. During fiscal 2005, the Company incurred a write-down on long-term investments relating to the decrease in the market price of the Northern Lion Gold Corp. shares subsequent to their acquisition. In fiscal 2005 there was no write-down of mineral properties, however in fiscal 2004 expenses include a write-down of $589,669 of mineral properties and deferred exploration costs, relating principally to the Baffin Island diamond property.

B.	Liquidity and capital resources.

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $808,267 at March 31, 2006 ($1,040,723 as at March 31, 2005), and cash and cash equivalents of $845,452 ($1,001,104 at March 31, 2005). The Company had no long-term debt at either March 31, 2006 or March 31, 2005. The Company does not incur any direct costs in connection with the Gahcho Kue Project as De Beers Canada is responsible for all exploration, development, permitting and evaluation costs to commercial production.

During the year, the Company received $634,850 by issuing 465,000 shares upon the exercise of various stock options (2005 - $981,730 issuing 1,408,736 shares upon the exercise of options).

Subsequent to the year-end, the Company received proceeds of $776,250 through the exercise of options including $610,000 through the exercise of options by directors. With cash on hand of approximately $1,330,000 as at June 27, 2006, the Company believes it has sufficient capital for planned spending through fiscal 2007.

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kué Project, if placed into production.  There is no assurance that the property will be developed or placed into production.  On July 25, 2005, the Joint Venture announced that De Beers had approved a budget of $38.5 million for the environmental assessment and permitting process and for an advanced exploration program. On November 29, 2005, it was announced that the Joint Venture had submitted an application with the Mackenzie Valley Land and Water Board for permits required to construct and operate a diamond mine at Gahcho Kue. The permit applications have been submitted to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment.

It is anticipated that the cash and cash equivalents on March 31, 2006 provide the Company with sufficient funds until approximately late calendar 2007. Although the Company has received funds from the exercise of stock options and warrants in the past and the exercise of some outstanding options, which are currently in the money, could conceivably  extend that date into calendar 2008, there is no assurance that such stock options will be exercised in which case the Company will consider undertaking an equity financing.  It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

As at June 15, 2006, the Company has 505,000 stock options outstanding which are exercisable at prices between $0.67 and $4.50 per share.  If all of the stock options were exercised, the Company would receive proceeds of $1,230,800, but there is no assurance that these will be exercised and such exercise cannot be considered to be part of the Company's financing strategy. If all of the options were exercised, to which no assurance can be given that all or any will be exercised, these funds would be available to the Company as working capital.

C.	Research and development, patents and licenses, etc.

The Company does not engage in any research and development activities and has not patents or licenses.

D.	Trend information.

There are no major trends which are anticipated to have a material effect on the Company's financial condition and results of operations in the near future. The reduction of expenses has been achieved in most areas. Management will continue its efforts to reduce other expenses.

E.	Off-balance sheet arrangements.

The Company has no off balance sheet arrangements.

F.	Tabular disclosure of contractual obligations.

The Company has no contractual obligations relating to debt or lease obligations as at March 31, 2006.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the continual deferral of costs incurred for mineral properties and deferred exploration, assumptions used to determine the fair value of stock-based compensation, and impairment of long-term investment. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

The Company's long term investment of shares in Northern Lion Gold Corp. is considered to be impaired if a decline in value is considered to be other than temporary. During the year ended March 31, 2006, the Company wrote down its investment equal to the quoted market price of the Northern Lion Gold Corp. shares at the time, as it considered the decline in the investment to be other than temporary.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table lists, as of June 15, 2006, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment	Age
Jonathan Comerford	Chairman and Director(1)(2(3)	Chairman of the Company since May 11, 2006 and Director since September 21, 2001.	34
Patrick Evans	President, Chief Executive Officer and Director	President and director of the Company since November 15, 2005.	51
Jennifer Dawson	Chief Financial Officer	Chief Financial Officer since May 11, 2006	45
Carl Verley	Director(1)(2(3)	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997.	56
David E. Whittle	Director(1)(2)(3)	Saturday, November 01, 1997	42
D. Harry W. Dobson	Director	Saturday, November 01, 1997	58
Elizabeth J. Kirkwood	Director	Director since September 21, 2001.	56

(1)     Member of the Company's Corporate Governance Committee.

(2)     Member of the Company's Audit Committee.

(3)     Member of the Company's Compensation Committee.

The following is a description of the Company's directors and senior management. The information provided is not within the knowledge of the management of the Company and has been provided by the respective directors and senior officers.

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

A director of the Company since September, 2001 and Chairman since April 2006. Mr. Comerford is resident in Dublin, Ireland. Mr. Comerford obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin, in 1992. Mr. Comerford is Investment Manager at IIU Limited (since August, 1995). Jonathan Comerford represents the Company's largest shareholder, Bottin (International) Investments Ltd. on the Company's board.

Patrick C. Evans, B.A., B.Sc.

President, CEO and a director of the Company since November 2005. He is a resident of Wisconsin, USA. Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. He was a career diplomat from 1979 to 1998. In 1999, he was appointed a Vice President of Placer Dome Inc. and a non-executive director of SouthernEra Resources Ltd. In 2001 he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited. In 2004, he was appointed President, CEO and a director of Southern Platinum Corp, which was acquired by Lonmin Plc in June 2005. In September 2005 he was appointed President, CEO and a director of Weda Bay Minerals Inc., which was acquired by Eramet S.A. in May 2006.

Jennifer M. Dawson, B.B.A.

Chief Financial Officer and Corporate Secretary since May 2006. She is a resident of Ontario, Canada. Ms. Dawson is a graduate of St. Francis Xavier University where she received her Bachelor of Business Administration in 1984. Her work experience includes public accounting experience with Touche Ross & Co. (now Deloitte), and financial management experience with CCH Canadian Limited and Genesis Media Inc. She provided financial support to SouthernEra Resources Ltd. in its corporate reorganization in 2004, and ongoing financial support to both SouthernEra Diamonds Inc. and to Southern Platinum Corp. after the reorganization. In addition to her CFO and Corporate Secretary roles with the Company, she provides financial and administrative services to Arizona Star Resource Corp.

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been a director of the Company since September, 2001 and Chairman of the Board of the Company since January 2003. She was appointed Chief Financial Officer on September 16, 2003 and Corporate Secretary of the Company on November 6, 2003. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood was the President and CEO of First Nickel Inc. (November 2003 to June 2006).  She is also a director of Intrepid Minerals Corporation (since April 1999) Canadian Shield Resources Inc. (since June 2005) and Everbright Capital Corporation (since June 2005). She has been a past director of Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002) and a past director and officer of O.S.E Corp. (formerly Oil Springs Energy Corp. (July, 1993- June 2005), Hucamp Mines Limited (May 2001-May 2002), and First Strike Diamonds Inc. (October 1995 - March 2004).

Carl G. Verley, B.Sc., P. Geol.

A director of Old MPV since December 1986 and a director of the Company since November 1997. He is a resident of British Columbia, Canada. Mr. Verley is a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. From August of 1990 to January 2002, he has served on the Board of Directors of Gee-Ten Ventures Inc. In August of 1991, the Association of Professional Engineers and Geoscientists of British Columbia awarded him the professional designation of Professional Geologist. He has been a self-employed geologist since 1982. Since July 2003, he has been a director of La Plata Gold Corporation.

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

D. Harry W. Dobson

A director of the Company since November 1997. He is a resident of Scotland. Mr. Dobson was the founder and chairman of American Pacific Mining Company Inc. and a director of Breakwater Resources Ltd. until 1991. Subsequent to 1991, Mr. Dobson served as Deputy Chairman of the Board and a director of Lytton Minerals Limited. He is a former officer and director of 444965 B.C. Ltd., and served as a director and Chairman of Glenmore Highlands Inc. Since October 2001, he has been a director and officer of Kirkland Lake Gold Inc.

Compensation for the directors has been approved effective April 1, 2005 at the following levels: the Chairman of the Board receives $10,000 per annum, the Chairman of the Audit Committee receives $7,500 per annum, and all other Directors receive $5,000 per annum. All are paid semi-monthly, in advance.

B.	Compensation.

The Company has two executive officers (collectively, the "Executive Officers"): Patrick Evans, the President and CEO, and Jennifer Dawson, the Chief Financial Officer and Corporate Secretary. Elizabeth Kirkwood held the positions of Chief Financial Officer and Corporate Secretary for the most recently completed financial year, and Jan Vandersande held the position of President and CEO until October 31, 2005. For particulars on these executive officers, reference should be made to Item 6A - Directors and Senior Management.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is detailed in the table below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Patrick Evans(1) President and Chief Executive Officer (started November 1, 2005)	2006	Nil	Nil	$58,157	200,000(2)	Nil	Nil	Nil
Jan W. Vandesande(3) President and Chief Executive Officer (until October 31, 2005)	2006	Nil	Nil	$102,127	Nil	Nil	Nil	Nil
Elizabeth Kirkwood(4) Chairman, Chief Financial Officer and Corporate Secretary (until May 10, 2006)	2006	Nil	Nil	$34,000	Nil	Nil	Nil	Nil

(1)     $56,074 was paid to Patrick Evans pursuant to a Consulting Agreement for his services as President and CEO, as well as a prorated director’s fee of $2,083 for the year ended March 31, 2006.

(2)     Options granted as follows: 100,000 options granted November 1, 2005 with 50,000 vesting upon acceptance of the Consulting Agreement and 50,000 vesting on the first anniversary of acceptance of the Consulting Agreement - all have an exercise price of $2.63, and are exercisable for a period of 5 years; and 100,000 options granted on January 30, 2006 with an exercise price of $4.50 and with 50% of the options vesting immediately, and 50% vesting January 31, 2007. All 100,000 options granted January 30, 2006 are exercisable for a period of 5 years from grant.

3)     These monies were paid to Dr. Vandersande pursuant to a consulting agreement. This amount includes drug, medical and dental benefits paid to Dr. Vandersande.

(4)     Includes $18,000 paid to a company which is wholly owned by Elizabeth Kirkwood in consideration for accounting and corporate services performed by her,, $6,000 for consulting services provided by her to the Company, and $10,000 for director’s fees in her capacity as Chairman of the Board for the year ended March 31, 2006.

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

The following table sets out incentive stock options exercised by the Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Executive Officers. During this period, no outstanding SARs were held by the Executive Officers.

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Elizabeth Kirkwood (until May 10, 2006)	10,000	$12,600	80,000/Nil	244,400/Nil
Patrick Evans (since November 1, 2005)	Nil	Nil	100,000/100,000	122,500/122,500
Jan W. Vandersande (until October 31, 2005)	170,000	$255,250	Nil/Nil	Nil/Nil

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at March 31, 2006, (ie. financial year end) was $4.79.

There were no options or freestanding SARs held by the Executive Officers that were re-priced downward during the most recently completed financial year of the Company.

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company's officers and key employees.

In addition to the foregoing, some of the executive officers of the Company are also entitled to medical and dental benefits, reimbursement of all reasonable business expenses and, from time to time, the grant of stock options.

No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors and officers of the Company, or any of its subsidiaries.

C.	Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next Annual General Meeting of the shareholders of the Company has been scheduled for September 13, 2006.

The Board has adopted a Charter under which it and the Board's committees operate. The Company's board of directors has three committees- the Audit Committee, the Nominating/Corporate Governance Committee and the Compensation Committee.

Audit Committee

The members of the Audit Committee do not have any fixed term for holding their positions and are appointed and replaced from time to time by resolution of the board of directors. It is composed of at least three directors, and the Board has determined that David Whittle, C.A. of the Audit Committee meets the requirement of an "audit committee financial expert" as defined in Item 16A of Form 20-F. Each member of the Audit Committee has the financial ability to read and understand a balance sheet, an income statement and a cash flow statement.

The current members of the Audit Committee are Jonathan Comerford, Carl Verley and David Whittle. Except for the chairman (as described in Item 6.B), David Whittle, the Audit Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term.

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. Its primary duties and responsibilities are to:

a.	identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

b.	monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

c.	make recommendations regarding the selection of the Company's external auditors (by shareholders) and monitor their independence and performance;

d.	provide an avenue of communication among the external auditors, management and the Board;

e.	handle complaints regarding the Company's accounting practices; and

f.	administer and monitor compliance with the Company's Ethics and Conflict of Interest Policy.

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

D.	Employees.

As at the end of the fiscal years March 31, 2006, March 31, 2005, and March 31, 2004, the Company had no full-time employees (not including the former President and CEO Jan Vandersande, the current President and CEO, Patrick Evans, and the former CFO and Corporate Secretary, Elizabeth Kirkwood). The Toronto administrative and executive office uses outsourced administrative assistance on a part-time basis.

De Beers Canada employs personnel who conduct the exploration, permitting and other activities on the AK Property.

E.	Share ownership.

The following table sets forth, as of June 15, 2006, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.
Name of Beneficial Owner (11)	Amount and Nature	Percentage(9) of Class (No. of shares, options + warrants held by owner divided by total issued and outstanding(10) plus no. of options held by owner multiplied by 100)
D. Harry Dobson(1)	1,192,510	2.2%
Patrick C. Evans(2)	269,500	*%
Carl G. Verley(3)	225,250	*%
David E. Whittle(4)	185,000	*%
Jonathan Comerford(5)	150,000	*%
Elizabeth J. Kirkwood(6)	80,000	*%
Jan W. Vandersande(7)	36,000	*%
Officer and Directors as a Group(8)	2,138,260	4.0%

*     less than 1%

(1)	Includes 1,192,510 shares and nil options.

(2)
Includes 69,500 shares and 100,000 options (exercisable presently or within 60 days). 50,000 options are exercisable at a price of $2.63 per share and expire on November 1, 2010. 50,000 options are exercisable at a price of $4.50 per share and expire on January 30, 2011.

(3)	Includes 225,250 shares and nil options.

(4)	Includes 185,000 shares and nil options.

(5)	Includes nil shares and 150,000 options (exercisable presently or within 60 days). The options are exercisable at a price of $1.96 per share and expire on October 1, 2009.

(6)
Includes nil shares and 80,000 options (exercisable presently or within 60 days). 30,000 options are exercisable at a price of $1.36 per share and expire on October 21, 2007 and 50,000 options are exercisable at a price of $1.96 per share and expire on October 1, 2009.

(7)	Includes 36,000 shares and nil options.

(8)	Includes 1,708,260 shares and 505,000 options (exercisable presently or within 60 days).

(9)	The calculation does not include stock options that are not exercisable presently or within 60 days.

(10)	Total issued and outstanding capital as at the close of June 15, 2006 was 53,630,847 shares.

(11)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a Stock Option Plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at June 15, 2006, the Company's issued and outstanding capital was 53,630,847 shares.

The Company is a publicly-owned corporation the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at June 15, 2006, the Company believes that approximately 13,344,544 of the issued and outstanding common shares were held by 83 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at June 15, 2006) and percentage of shares, warrants and options held by the Company's major shareholders on a partially diluted basis.

The percentage ownerships for the major shareholders has decreased slightly because of new shares issued by the Company to June 15, 2006.

Name of Shareholder	No. of Shares Held	Percentage of issued and outstanding share capital of 53,630,847 shares (as at June 15, 2006)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	13,253,430	24.70%
Desmond P. Sharkey Dublin, Ireland	5,206,001	9.70%
De Beers Canada Exploration Ltd. (formerly Monopros Limited)	3,103,543	5.80%

(1)     The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

The Company is not directly or indirectly controlled by any enterprise and does not control, directly or indirectly, any other enterprises other than its subsidiaries listed under Item 4A. Bottin (International) Investments Ltd., which is controlled by Dermot Desmond, has significant influence over the Company as its largest single shareholder: see Item 7A - Major shareholders, above.

Key management personnel of the Company are Patrick Evans, who is President and CEO, and Jennifer Dawson, who is Chief Financial Officer and Corporate Secretary. Patrick Evans is also a director of the Company. See Item 6B - Compensation.

Both Mr. Evans and Ms. Dawson have Consulting Agreements with the Company. See Item 10C - Material Contracts.

The Company entered into a Corporate Services Agreement effective September 1, 2003 with 1014620 Ontario Inc. Elizabeth J. Kirkwood, the Chairman, Chief Financial Officer, Secretary and a director of the Company until May 10, 2006, is also the sole director, officer and shareholder of 1014620 Ontario Inc. Under the Corporate Services Agreement, the Company retained 1014620 Ontario Inc. to provide bookkeeping and accounting services (including cash-flow management, accounts payable, accounts receivable, government remittances, preparing unaudited interim financial statements, and assisting the Company in the preparation of the audited year-end financial statements) and corporate secretarial services (including the preparation, dissemination and filing of all press releases and material change reports and any and all agendas, minutes, reports and proxy materials that are required by a publicly traded company, including filing all such press releases, notices, reports and financial statements on SEDAR) (the "Corporate Services").

The two-year term of the Corporate Services Agreement expired on August 31, 2005. During the term, 1014620 Ontario Inc. was paid a monthly fee of $3,000 ($36,000 per annum) for providing the Corporate Services, and was also reimbursed for all reasonable out-of-pocket expenses properly incurred in connection with the performance of the Corporate Services. During the year ended March 31, 2006, the Company paid $18,000 for corporate services to 1014620 Ontario Inc. before the Corporate Services Agreement was terminated on September 30, 2005. Ms. Kirkwood was also paid $6,000 for consulting services in the year ended March 31, 2006.

During the year ended March 31, 2006, Elizabeth Kirkwood, in her individual capacity, also earned $10,000 for the director's fees in her capacity as Chairperson of the Board. Directors fees were also earned by the following directors: David Whittle ($7,500 in his capacity as Chair of the Audit Committee), Carl Verley ($5,000), Patrick Evans ($5,000 prorated for part year service), Harry Dobson ($5,000) and Jonathan Comerford ($5,000).

During the year ended March 31, 2006, the Company paid a total of $102,127 to Jan W. Vandersande, the former President, Chief Executive Officer and a director of the Company, for consulting, management, property evaluation and administration services to the Company and for drug, medical and dental benefits. There are no debts owing directly or indirectly to the Company or its subsidiaries by any director or officer of the Company or vice versa.

The Company has a Consulting Agreement with Patrick Evans for his services as President and CEO effective November 1, 2005. The monthly consulting fee under the Consulting Agreement is $12,500, and in the year ended March 31, 2006, the Company paid a total of $56,074.

The Company signed a Consulting Agreement with Jennifer Dawson for her services as Chief Financial Officer and Corporate Secretary, effective May 11, 2006. There were no amounts paid to her in the year ended March 31, 2006.

As of March 31, 2006, the Company owed $3,000 to David Whittle, a director of the Company. This was in respect of an account that Mr. Whittle had paid on behalf of Glenmore. The Company proposes to pay Mr. Whittle the outstanding amount this year and otherwise there is no indebtedness amongst the directors and the Company other than amounts payable for director fees for April 1, 2005 to March 31, 2006 of $37,500 in total as described above.

For further particulars on related party transactions, see note 8 to the Company's Consolidated Financial Statements for the years ended March 31, 2006, 2005 and 2004, in Item 19.

C.	Interests of experts and counsel.

Not Applicable

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at March 31, 2006 and 2005 and for the fiscal years ended March 31, 2006, 2005 and 2004, accompanied by the report of our independent registered accounting firm.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.	Significant Changes.

There have been no significant changes to the Company since the end of last fiscal year.

Item 9. The Offer and Listing.

A.          Offer and listing details.

The common shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on January 22, 1999. The Company's shares were delisted from the Vancouver Stock Exchange ("VSE", now known as the TSX Venture Exchange and before that, the Canadian Venture Exchange ("CDNX")) on January 31, 2000, and from the Nasdaq Smallcap Market on September 29, 2000. The Company's shares traded on the NASD's OTC-Bulletin Board ("NASD OTCBB") under the symbol "MPVI" until June 1, 2005. Commencing on April ì, 2005, the Company's shares were listed for trading on the AMEX under the symbol "MDM".

The following tables set forth the reported high and low prices on the TSX, and for Nasdaq and/or NASD OTCBB (combined for the period ended March 2006), for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and for the most recent six months.

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NASDAQ (1) / NASD OTCBB
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Friday, March 31, 2006	$4.90	$2.26	$4.26	$1.90
Thursday, March 31, 2005	$2.68	$1.61	$2.00	$1.19
Wednesday, March 31, 2004	$3.00	$0.60	$2.25	$0.37
Monday, March 31, 2003	$2.26	$0.62	$1.55	$0.39
Sunday, March 31, 2002	$1.50	$0.44	$1.08	$0.27

(1) The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the NASD OTCBB and continued through April 1, 2005. On April 4, 2005 the Company's shares began trading on the AMEX.

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years
	TSX		NASD OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Friday, March 31, 2006	$4.96	$3.47	$4.38	$2.97
Dec. 31, 2005	$3.73	$2.20	$3.25	$1.85
Friday, September 30, 2005	$3.05	$2.15	$2.55	$1.83
Thursday, June 30, 2005	$3.44	$2.25	$2.81	$1.83
Thursday, March 31, 2005	$2.50	$1.60	$1.96	$1.31
Dec. 31, 2004	$2.01	$1.60	$1.64	$1.35
Thursday, September 30, 2004	$2.30	$1.62	$1.77	$1.24
Wednesday, June 30, 2004	$2.68	$1.61	$2.00	$1.19

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		NASD OTCBB (US$)/AMEX(1)
Month Ended	High	Low	High	Low
Saturday, December 31, 2005	$3.68	$3.26	$3.25	$2.70
Tuesday, January 31, 2006	$4.70	$3.47	$4.05	$2.97
Tuesday, February 28, 2006	$4.90	$4.04	$4.30	$3.40
Friday, March 31, 2006	$4.90	$4.40	$4.38	$3.60
Sunday, April 30, 2006	$5.05	$3.80	$4.40	$3.38
Wednesday, May 31, 2006	$4.42	$3.47	$4.03	$3.17

(1) On April 4, 2005 the Company's Common Shares began trading on the American Stock Exchange. On March 31, 2006 (being the last trading day for the year ended March 31, 2006), the closing price of the Common Shares on the TSX was $4.79 per share and on June 15, 2006 was $3.32. The shares commenced trading on AMEX on April 4, 2005 and the closing price of the Common Shares on March 31, 2006 was US$4.07 per share. The closing price on June 15, 2006 on the AMEX was US$ 2.88 per share.

B. Plan of distribution.

Not Applicable.

C. Markets.

The Company's shares are listed on the Toronto Stock Exchange under the symbol "MPV" and were also quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI.OB" until April 1, 2005. Commencing April 4, 2005 the Company's shares commenced trading on the AMEX under the symbol "MDM". The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

D. Selling shareholders.

Not Applicable.

E. Dilution.

Not Applicable.

F. Expenses of the issue.

Not Applicable.

Item 10. Additional Information.

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

The Company was amalgamated under the British Columbia Company Act (the "Company Act"), which has now been replaced by the British Columbia Business Corporations Act (the "BCA"). The BCA came into effect on March 29, 2004. The Company has completed its transition from the Company Act to the BCA and adopted new Articles which reflect the provisions of the BCA. The Company's Memorandum of Articles has been replaced by a Notice of Articles. On September 20, 2005, the Shareholders approved a special resolution for the continuance of the Company into Ontario.

Powers, functions and qualifications of Directors

The powers and functions of directors are set forth in the Ontario Securities Act (OSA) and in the Bylaws of the Company.

With respect to the voting powers of directors, the Ontario Securities Act provides that a director (or senior officer) has a disclosable interest in a contract or transaction if the contract or transaction is material to the Company and the director has a material interest in the contract.

The Bylaws provide that a director or senior officer who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director or senior officer, has to disclose the nature and extent of this interest or conflict with his duty and interest as a director or senior officer, in accordance with the provisions of the Ontario Securities Act.. A director is also prohibited from voting in respect of any such proposed material contract or transaction and if he does so, his vote shall not be counted, but he shall be counted in the quorum at the meeting at which such vote is taken. Notwithstanding this, if all of the directors have a material interest in a proposed material contract or transaction, any or all of those directors may vote on a resolution to approve the contract or transaction. However, in this case the directors must have the contract or transaction approved by special resolution of the shareholders to avoid accountability for any profits.

The Bylaws further provide that, subject to the provisions of the Ontario Securities Act, no disclosure is required of a director or senior officer, and a director need not refrain from voting in respect of the following types of contracts and transactions:

a)	A contract or transaction where both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

b)	A contract or transaction where the Company is a wholly owned subsidiary of the other party to the contract or transaction;

c)	A contract or transaction where the other party to the contract or transaction is a wholly owned subsidiary of the Company;

d)	A contract or transaction where the director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary;

e)
An arrangement by way of security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;

f)
A loan to the Company, which a director or senior officer or a specified corporation or a specified firm in which he has a material interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

g)
Any contract or transaction made or to be made with, or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation;

h)	Any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company;

i)	Determining the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or an affiliate of the Company;

j)	Purchasing and maintaining insurance to cover a director or senior officer against liability incurred by them as a director or senior officer; or

k)	The indemnification of any director or senior officer by the Company.

The Ontario Securities Act provides that a contract or transaction with a company is not invalid merely because a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction, a director or senior officer of the company has not disclosed an interest he or she had in the contract or transaction, or because the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

The Ontario Securities Act also provides that a director or senior officer with a "disclosable interest" in a contract or transaction with the Company is liable to account for any profit made from the contract or transaction unless disclosure of the director's interest in such contract or transaction had been made and the director abstained from voting on the approval of the transaction.

Subject to the provisions of the Ontario Securities Act, the directors may vote on compensation for themselves or any members of their body. A contract relating primarily to a fiduciary's remuneration as a director, officer, employee or agent of the Company or its affiliates is a permitted conflict of interest under the Company's Corporate Governance Policy.

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

Annual General Meetings

Annual general meetings are called and scheduled upon decision by the board of directors. The directors may also convene a general meeting of shareholders at any time. There are no provisions in the Company's Bylaws for the requisitioning of special meetings by shareholders. However, the Ontario Securities Act provides that the holders of not less than 5% of the issued shares of the Company may requisition the directors to call a general meeting of the shareholders for the purposes stated in the requisition. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in the Company's Bylaws that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate re-structuring of the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company's Bylaws requiring share ownership to be disclosed. The securities laws of the Province of Ontario and other provinces in Canada having jurisdiction over the Company require disclosure of shareholdings by:

(a)	insiders who are directors or senior officers of the Company; and

(b)
a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of Ontario than in the United States where United States law prescribes a 5% threshold for ownership disclosure.

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

Under the terms of the 2004 Consulting Agreement, Dr. Vandersande agreed to provide certain services to the Company for a term of three years in consideration for a fee of US$7,500 per month. The Consulting Agreement with Dr. Vandersande terminated on October 31, 2005.

2.	Consulting Agreement with Patrick Evans, as President and CEO and director, effective November 1, 2005 at a monthly rate of $12,500.00.

3.	Consulting Agreement with Jennifer Dawson to act as Chief Financial Officer and Corporate Secretary, effective May 11, 2006 at an hourly rate for hours worked.

D.	Exchange controls.

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

E.	Taxation.

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

United States Federal Income Tax Consequences

The following is a summary of certain anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares of common stock of the Company ("Common Shares").

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

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

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

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including but not limited to the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares, (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. non-income state, local or foreign, tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these and other tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains (generally, a 15% federal tax rate for 2006) if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

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

As discussed below, the Company believes that it is a "passive foreign investment company" (see more detailed discussion at "Additional Rules that May Apply to U.S. Holders-Passive Foreign Investment Company" below). Accordingly, the Company does not believe that it will be a QFC. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Although preferential tax rates generally apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust, such preferential tax rates are not available if the Company is a PFIC, unless a QEF election is made, as described below. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

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

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), and if certain other circumstances are present, the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

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

The Company believes that it was a PFIC for the taxable year ended March 31, 2005 and that it will be a PFIC for the taxable year ending March 31, 2006. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year (but will not qualify for the preferential dividend rate previously discussed), and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax annually on such U.S. Holder's pro rata share of (a) net capital gain of the Company, which will be taxed as capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible. A U.S. Holder that makes a QEF Election also must report certain information concerning the Company to the IRS.

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

F.	Dividend and paying agents

Not Applicable

G.	Statement by experts.

Not Applicable.

H.	Documents on display.

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

Any of the documents referred to above can also be viewed at the offices of the Company's solicitors, Hodgson Russ, 150 King Street West, Suite 2309, Toronto, Ontario M5H 1J9 All of the documents referred to above are in English.

I.	Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. Certain of these shares are listed under current assets on the Company's balance sheet as at March 31, 2006 as "Marketable Securities" at an amount of $71,392. However, the quote market value of these shares at March 31, 2006 was $217,512.  The Company also owns 4,000,000 common shares of Northern Lion Gold Corp. This long-term investment has a carrying value of $1,400,000 as at March 31, 2006, with the quoted market value of such shares at March 31, 2006 being $2,280,000. The shares are subject to a hold period expiring February 27, 2007 and other selling restrictions subsequent to that date. Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

As the Company is in the permitting and advanced exploration stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

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

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There are none.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15. Controls and Procedures.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The Company's Board of Directors has determined that there is at least one audit committee financial expert, as defined under Item 16A of Form 20-F, serving on its audit committee, namely, David Whittle, whose qualifications are set out in Item 6, above. Mr. Whittle is independent, as such term is defined by the listing standards of the AMEX.

Item 16B. Code of Ethics.

The Board of Directors, on February 2, 2003, adopted a Code of Ethics (the "Code") entitled "Ethics and Conflict of Interest Policy" which applies to each of the directors and officers of the Company and its affiliates. A copy of the 2003 Code has been previously filed. On May 29, 2006 the Board of Directors adopted an updated and expanded set of Corporate Governance Policies, which replaced the 2003 Code.

The Corporate Governance Policy governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The 2003 Code and 2006 Corporate Governance Policies address the following:

•
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

There were no waivers to the Ethics and Conflicts of Interest Policy during calendar 2006.

Item 16C. Principal Accountant Fees and Services.

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

Aggregate audit fees to be billed in fiscal 2006 by KPMG are $50,000, and the Company was billed $52,500 for the fiscal year 2005.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. There were no "Audit Related Fees" charged by KPMG during the fiscal periods ended March 31, 2006 or March 31, 2005.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2006 by KPMG were $nil and $16,682 for the fiscal year 2005 pertaining to tax compliance and tax planning pertaining to the wind-up of Mountain Glen. These services were approved by the Audit Committee.

D.	All Other Fees

There were no other fees charged by KPMG during the fiscal periods ended March 31, 2006 and 2005.

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended March 31, 2006, have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

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

Item 17. Financial Statements.

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

For audited financial statements for Fiscal 2006, Fiscal 2005 and Fiscal 2004, please see Item 19 below.

Item 18. Financial Statements.

Not Applicable.

Item 19	Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the years ended March 31, 2006 and 2005 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2006 and 2005.

•	Consolidated Statements of Operations and Deficit for the years ended March 31, 2006, 2005 and 2004.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2006, 2005 and 2004.

•	Notes to the Consolidated Financial Statements.

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

Years ended March 31, 2006, 2005 and 2004

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2(i) to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2005.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 10 to the consolidated financial statements.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
May 19, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2006 and 2005

	2006	2005

Assets

Current assets
Cash and cash equivalents	$845,452	$1,001,104
Marketable securities (Note 3)	71,392	71,392
Accounts receivable	66,637	26,324
Advances and prepaid expenses	6,052	36,879

	989,533	1,135,699

Long-term investment (Note 4)	1,400,000	2,480,000
Mineral properties (Note 6)	1,552,553	1,552,553
Deferred exploration costs (Note 6)	30,929,049	30,865,670
Equipment (Note 5)	3,153	4,235

Total assets	$34,874,288	$36,038,157

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities (Note 8)	$181,266	$94,976

Shareholders' equity:
Share capital (Note 7(b))	58,253,663	57,607,786
Contributed surplus (Note 7(e))	561,777	257,925
Deficit	(24,122,418)	(21,922,530)

Total shareholders' equity	34,693,022	35,943,181

Total liabilities and shareholders' equity	$34,874,288	$36,038,157

Nature of operations (Note 1)
Subsequent event (Note 7(f))

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

           “Jonathan Comerford”                      Director

Approved on behalf of the Board:
            “Patrick Evans”                                 Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

	2006	2005	2004

Expenses:

Amortization	$1,082	$2,136	$2,853
Consulting fees (Note 8)	309,217	141,586	182,846
Directors' fees and honourarium	37,500	2,700	33,350
Interest and bank charges	1,231	983	1,137
Office and miscellaneous	43,647	89,941	78,619
Professional fees (Note 8)	166,150	235,680	307,441
Promotion and investor relations	108,184	30,503	94,803
Rent	10,396	18,466	23,600
Salaries and benefits	-	-	78,805
Severance and contract termination	-	-	368,668
Stock-based compensation (Note 7(c))	314,879	189,400	-
Transfer agent and regulatory fees	99,794	114,459	37,890
Travel	39,981	22,648	21,479

	1,132,061	848,502	1,231,491

Other earnings (expenses):
Gain on sale of mineral properties	-	4,226,634	-
Write-down of long-term investments (Note 4)	(1,080,000)	(1,860,000)	-
Interest	12,173	13,112	12,127
Loss on disposal of equipment	-	-	(3,972)
Write-down of mineral properties and
deferred exploration	-	-	(589,669)

	(1,067,827)	2,379,746	(581,514)

Net (loss) earnings for the year	(2,199,888)	1,531,244	(1,813,005)

Deficit, beginning of year	(21,922,530)	(23,378,874)	(21,565,869)

Adjustment on adoption of new accounting
standard for stock based compensation (Note 2(i))	-	(74,900)	-

Deficit, end of year	$(24,122,418)	$(21,922,530)	$(23,378,874)

Basic and diluted (loss) earnings per share	$(0.04)	$0.03	$(0.04)
Weighted average number of shares
outstanding	52,783,833	51,781,905	50,759,430

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

	2006	2005	2004

Cash provided by (used in):

Cash flows provided by (used in) operating activities:
Net (loss) earnings for the year	$(2,199,888)	$1,531,244	$(1,813,005)
Items not involving cash:
Amortization	1,082	2,136	2,853
Stock-based compensation expense	314,879	189,400	156,000
Gain on sale of mineral properties	-	(4,226,634)	-
Write-down of long-term investments	1,080,000	1,860,000	-
Loss on disposal of equipment	-	-	3,972
Write-down of mineral properties and
deferred exploration	-	-	589,669
Changes in non-cash operating working capital
Accounts receivable	(40,313)	(7,891)	6,508
Advances and prepaid expenses	30,827	(28,499)	1,816
Accounts payable and accrued liabilities	86,290	(177,770)	32,651
Due to related party	-	-	(50)

	(727,123)	(858,014)	(1,019,586)

Cash flows provided by (used in) investing activities:
Mineral properties	(63,379)	(37,106)	-
Proceeds on sale of equipment	-	-	4,002

	(63,379)	(37,106)	4,002

Cash flows provided by financing activities:
Issuance of shares, net of share issue costs	634,850	981,730	720,002

Increase (decrease) in cash and
cash equivalents	(155,652)	86,610	(295,582)
Cash and cash equivalents, beginning of year	1,001,104	914,494	1,210,076

Cash and cash equivalents, end of year	$845,452	$1,001,104	$914,494

Supplementary information:
Income taxes paid	$-	$-	$8,307
Non-cash transactions
Shares issued in exchange for sale
of Haveri property (Note 6(b))	-	4,340,000	-
Shares issued in exchange for sale
of Baffin Island claim (Note 6(c))	-	39,000	-
Shares issued pursuant to consulting
agreement (Note 8)	-	-	156,000

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

1.	Nature of operations:

During the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Company is in the process of exploring its mineral properties primarily in conjunction with third parties (Note 6) and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

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

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

(c)	Marketable securities:

Marketable securities are carried at the lower of cost and quoted fair market value.

(d)	Long-term investments:

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
Years ended March 31, 2006, 2005, and 2004

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

2.	Significant accounting policies (continued):

(h)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2006 and 2005, the Company has determined that it does not have material obligations for asset retirement obligations.

(i)	Stock-based compensation:

The Company expenses the fair value of all stock options, calculated using the Black-Scholes option pricing model, over the vesting period commencing April 1, 2004.

For the period from April 1, 2002 to March 31, 2004, the Company applied the fair value method of accounting for stock options granted to consultants and the settlement method for stock options granted to employees and directors. Under the settlement method, no stock-based compensation expense was recognized for options granted and proceeds received on the issuance of share capital pursuant to the exercise of stock options is credited to share capital. The pro forma effect of applying the fair value method for options granted to employees and directors to loss and loss per share for the years ended March 31, 2004 is disclosed in Note 7(c) to these consolidated financial statements. Prior to April 1, 2002, the Company applied the settlement method to all stock options granted.

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

2.	Significant accounting policies (continued):

(j)	Income taxes:

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

The fair values of the Company's cash and cash equivalents, accounts receivable, advances and prepaid expenses, accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments are disclosed in Notes 3 and 4, respectively.

(n)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, and long-term investment, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

2.	Significant accounting policies (continued):

(o)	Comparative figures:

Certain of the prior year’s comparative figures have been reclassified to conform with the current year’s presentation.

3.	Marketable securities:

The quoted market value of marketable securities at March 31, 2006 was $217,512 (2005 - $134,772).

4.	Long-term investment:

The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. (“Northern Lion”), acquired upon disposal of the Company’s remaining interest in the Haveri property (Note 6(b)). The common shares are subject to a hold period expiring February 24, 2007, following which the Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. The Company has also agreed to provide Northern Lion’s management a proxy for the purpose of voting the common shares for a period of three years. On acquisition, the Company recorded a gain on the sale in the amount of $4,187,634. During the year ended March 31, 2006 and 2005, the Company recorded $1,080,000 and $1,860,000 respectively, as other than a temporary write-down of investments.

The quoted market value of the long-term investments at March 31, 2006 was $2,280,000 (2005 - $2,480,000).

5.	Equipment:

2006:
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture	$11,088	$(9,481)	$1,607
Equipment	4,065	(4,065)	-
Computers	14,584	(13,038)	1,546

	$29,737	$(26,584)	$3,153

2005:
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture	$11,088	$(9,079)	$2,009
Equipment	4,065	(4,048)	17
Computers	14,584	(12,375)	2,209

	$29,737	$(25,502)	$4,235

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

6.	Mineral properties and deferred exploration:

Acquisition costs:

	2006	2005

Gahcho Kue Project	$1,552,553	$1,552,553

Deferred exploration:

	Gahcho Kue	Baffin Island
	Project	Project	Total

Balance, March 31, 2003	$30,861,544	$559,949	$31,421,493
Write-down of deferred exploration costs	-	(559,949)	(559,949)

Balance, March 31, 2004	30,861,544	-	30,861,544
Exploration expenditures:
Consulting and other professional services	4,126	-	4,126

Balance, March 31, 2005	30,865,670	-	30,865,670
Geophysical	3,220	-	3,220
Due Diligence	60,159	-	60,159

Balance, March 31, 2006	$30,929,049	$-	$30,929,049

(a)	Gahcho Kue Project:

The Company currently holds a 44.1% interest in the Gahcho Kue project located in the District of Mackenzie, Northwest Territories, Canada. Other interests are held by De Beers Canada Exploration Inc. (“De Beers Canada”) (51%) and Camphor Ventures Inc. (“Camphor”) (4.9%). De Beers Canada has been granted the right to earn up to a 60% interest in the Gahcho Kue project.

De Beers Canada has agreed to carry all costs incurred and has committed to certain minimum expenditures and activities per year. Decisions are to be made jointly (via a management committee consisting of two members each from De Beers Canada and the Company) as to the further progress of the project, and specifically the timing of possible full feasibility study. Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a bankable feasibility study. If they do not proceed with the feasibility study, De Beers Canada’s interest will be diluted down to 30%.

Upon completion of a bankable feasibility study, De Beers Canada’s interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers Canada’s interest shall increase to 60%.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

6.	Mineral properties and deferred exploration (continued):

(a)	Gahcho Kue Project (continued):

All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers Canada for all exploration and development costs incurred by them outside of the Kennady Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

On November 26, 2003, the Board of Directors of De Beers Canada approved the commencement of a pre-feasibility study on the Gahcho Kue Project. The estimated $25 million cost was borne entirely by De Beers Canada. The in-depth pre-feasibility project was completed in mid-2005 showing that an internal rate of return of 15% can be achieved and the project is proceeding with permitting and advanced exploration.

(b)	Haveri Project:

The Company had a 100% interest in the Haveri Project, a mineral property located 175 kilometres north of Helsinki, Finland. On October 10, 2002, Northern Lion was granted an option to acquire a 70% undivided interest in the Haveri property, in exchange for expending a total of $1,650,000 in exploration and development expenditures by October 10, 2005. Northern Lion completed the necessary expenditures during the year ended March 31, 2005 and exercised its option to acquire a 70% interest in the Haveri property.

During the year ended March 31, 2005, the Company sold its remaining 30% interest in the Haveri property in exchange for 4,000,000 common shares of Northern Lion (Note 4).

(c)	Baffin Island Project:

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less than $300,000 on or before July 13, 2000. The Company incurred the minimum required expenditure and exercised its option. Subsequent to entering into the agreement, the Company staked another claim that was subject to the option agreement.

During the year ended March 31, 2004, the property and related deferred exploration was written down to a nil value as the Company would not be proceeding with further exploration and would not be renewing the claims.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

6.	Mineral properties and deferred exploration (continued):

(c)	Baffin Island Project: (continued)

On September 27, 2004, the Company sold its interest in the one remaining Baffin Island mining claim to Patrician Diamonds Inc. (“Patrician”) in exchange for 325,000 common shares of Patrician, the reservation of a 1% Net Smelter Royalty and the agreement to honour a 1% Net Smelter Royalty in favour of two stakeholders, which the Company has the unrestricted right and option to acquire upon payment of $1,000,000. The Company recorded a gain on the sale in the amount of $39,000, during the year ended March 31, 2005.

7.	Share capital:

(a)	Authorized

Unlimited number of common shares without par value

(b)	Issued and fully paid:

	Number of
	Shares	Amount

Balance, March 31, 2003	50,582,071	$55,719,260
Issued pursuant to consulting agreement (Note 8)	60,000	156,000
Exercise of stock options	560,040	720,002

Balance, March 31, 2004	51,202,111	56,595,262
Adjustment on adoption of new accounting standard
for stock-based compensation (Note 2(i))	-	20,314
Exercise of stock options	202,858	282,321
Exercise of warrants	1,205,878	699,409
Value on stock options exercised	-	10,480

Balance, March 31, 2005	52,610,847	57,607,786
Exercise of stock options	465,000	634,850
Value on stock options exercised	-	11,027

Balance, March 31, 2006	53,075,847	$58,253,663

On March 30, 2004, the Company cancelled 16,015,996 shares previously owned by its wholly-owned subsidiary Mountain Glen Mining Inc. ("Mountain Glen") that were received by the Company on the wind up of Mountain Glen. The cancelled shares have been excluded from the above table for all periods presented.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

7.	Share capital (continued):

(c)	Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999.

The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2003	2,399,100	$1.46
Granted (i)	12,858	$1.40
Exercised	(560,040)	$1.29
Expired	(324,060)	$2.19
Cancelled	(200,000)	$1.32

Balance, March 31, 2004	1,327,858	$1.37
Granted (ii)	200,000	$1.96
Exercised	(202,858)	$1.39

Balance, March 31, 2005	1,325,000	$1.48
Granted (iii)	200,000	$3.57
Exercised	(465,000)	$1.37

Balance, March 31, 2006	1,060,000	$1.90

The following are the stock options outstanding and exercisable at March 31, 2006.

	Black		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

May 11, 2006	$-	215,000	0.11 years	$1.25
May 11, 2006	-	340,000	0.11 years	$1.50
December 21, 2006	-	50,000	0.73 years	$0.67
October 21, 2007	33,079	30,000	1.56 years	$1.36
March 21, 2008	24,419	25,000	1.98 years	$2.06
October 1, 2009	189,400	200,000	3.51 years	$1.96
November 1, 2010	127,571	100,000	4.59 years	$2.63
January 30, 2011	187,308	100,000	4.84 years	$4.50

	$561,777	1,060,000	1.74 years	$1.90

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

7.	Share capital (continued):

(c)	Stock options (continued):

(i)
During the year ended March 31, 2004, the Company granted 12,858 options to an employee at an exercise price of $1.40 per share. The Black-Scholes value of the options granted was $0.38 per option or $4,943 in aggregate. In accordance with the Company's accounting policy (Note 2(i)), no compensation expense was recorded for share options granted to directors and employees during the year ended March 31, 2004.

(ii)
During the year ended March 31, 2005, the Company granted 200,000 options to directors of the Company at an exercise price of $1.96 per share, vesting immediately and expire on October 1, 2009. The Black-Scholes value of the options granted was $0.95 per option or $189,400 in aggregate.

(iii)
During the year ended March 31, 2006, the Company granted 200,000 options to an officer of the Company of which 100,000 are at an exercise price of $2.63 and 100,000 are at an exercise price of $4.50 per share. These options vested 50% immediately and 50% vest 1 year after grant. The Black-Scholes value of the options granted was $1.80 per option or $180,000 in the aggregate and $3.211 or $321,100 in the aggregate, respectively. These options expire November 1, 2010 and January 30, 2011 respectively. During the year ended March 31, 2006, the Company recorded compensation expense of $127,571 for the first grant and $187,308 for the second grant.

The table below presents the net loss and net loss per share if the Black-Scholes fair value method of accounting was used for stock options granted to employees and directors for the year ended March 31, 2004. The pro forma adjustments presented below pertain to the new options granted to employees since adoption of the stock-based compensation standards on April 1, 2002. As discussed in Note 2(i), the pro forma adjustment amounts below were recorded as a cumulative adjustment to deficit as at April 1, 2004.

	2006	2005	2004

Net loss as reported	$(2,199,888)	$1,531,244	$(1,813,005)
Pro forma adjustment	-	-	(4,943)

Pro forma net loss	$(2,199,888)	$1,531,244	$(1,817,948)

Pro forma basic and diluted loss per share	$(0.04)	$0.03	$(0.04)

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions

	2006	2005	2004

Dividend yield	0%	0%	0%
Expected volatility	84%-89.78%	50%	93%
Risk-free interest rate	3.9%	4.1%	3.0%
Expected lives	5 years	5 years	5 to 8 months

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

7.	Share capital (continued):

(d)	Warrants:

The following presents the continuity of share purchase warrants outstanding:

		Weighted
	Number of	Average
	Warrants	Exercise Price

Balance, March 31, 2003 and March 31, 2004	1,205,878	$0.58
Exercised	(1,205,878)	$0.58

Balance, March 31, 2005 and March 31, 2006	-	$-

(e)	Contributed surplus:

Amount

Balance, March 31, 2003 and March 31, 2004	$24,419
Adjustment on adoption of new accounting standard for
stock-based compensation (Note 2(i))	74,900
Less: value of options exercised prior to adoption of
new standard and value transferred to share capital	(20,314)
Grant of stock options	189,400
Value on exercise of stock options transferred to share capital	(10,480)

Balance, March 31, 2005	257,925
Issuance of stock options	314,879
Value on exercise of stock options transferred to share capital	(11,027)

Balance, March 31, 2006	$561,777

(f)	Subsequent event:

Subsequent to March 31, 2006, 555,000 options were exercised for proceeds of $776,250.

8.	Related party transactions:

As at March 31, 2006, $40,500 (2005 - $6,210; 2004 - $3,000) was owed to directors or companies controlled by directors of the Company, primarily for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing.

During the year ended March 31, 2006, the Company paid $24,000 (2005 - $40,050; 2004 - $197,896) for consulting, professional, management, property evaluation and administration services to directors and to companies in which directors have an interest.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

8.	Related party transactions (continued):

During the year ended March 31, 2004, the Company entered into a new consulting agreement with the former President of the Company. As compensation for terminating his old consulting agreement, the director received US$120,000 paid in 12 equal monthly instalments commencing January 1, 2004. As at March 31, 2004, the remaining US$90,000 was included in accounts payable and accrued liabilities. No amounts are unpaid at March 31, 2005. As further compensation, 60,000 shares were issued to the President on February 20, 2004 with 55,000 shares held in escrow to be released in 11 equal monthly portions commencing February 27, 2004. The value of the shares based on quoted market prices on the date of issuance, was $156,000 and this amount along with the US$120,000 cash payment, was charged to contract termination expense during the year ended March 31, 2004. During the year ended March 31, 2006, the former President was paid $102,127 (2005 - $131,905) (US$7,500 per month plus benefits) pursuant to a former consulting agreement.

During the year ended March 31, 2006, the Company entered into a consulting agreement with the new President and Director of the Company. Compensation per the agreement is $12,500 per month. During the year ended March 31, 2006, the new President was paid $56,074 pursuant to this consulting agreement.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	Income taxes

Income tax recovery differs from the amounts computed by applying the combined federal and provincial tax rates of 36.1% for the years ended March 31, 2006 and 2004, respectively, primarily as a result of tax benefits which have not been recognized.

Income tax expense differs from the amounts computed by applying the combined federal and provincial tax rate of 36.1% to pre-tax income for the year ended March 31, 2005 primarily as a result of income which has been offset by unrecognized mineral property tax pools.

The tax effect of the significant components within the Company’s future tax asset (liability) are as follows:

	2006	2005	2004

Mineral properties and deferred exploration	$682,300	$579,000	$1,756,000
Loss carry forwards	1,962,200	2,168,000	2,095,000
Equipment	155,300	172,000	172,000
Long-term investment	503,100	308,200	-
Other	-	6,000	3,000

	3,302,900	3,233,200	4,026,000
Valuation allowance	(3,302,900)	(3,233,200)	(4,026,000)

Net future income tax asset (liability)	$-	$-	$-

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

9.	Income taxes (continued)

At March 31, 2006, the Company has available losses for income tax purposes totaling approximately $6.0 million, expiring at various times from 2006 to 2016. Of the available losses, $1.7 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $34.6 million, which may be carried forward and utilized to reduce future taxable income. Included in the $34.6 million of tax pools is $24.9 million that is successored, which can only be utilized against taxable income from specific mineral properties.

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 2, these financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) follows:

(a)	Mineral properties and deferred exploration costs:

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes. The Company also expenses mineral property acquisition costs for US GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)	Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, “Accounting for Stock-Based Compensation” (“FAS 123”). FAS 123 encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by FAS 123, the Company has elected to continue measuring compensation costs using the intrinsic value method of accounting for stock-based compensation as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors results in no material expense for US GAAP purposes.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (Continued):

(b)	Stock-based compensation (continued):

Under FAS 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted April 1, 2002, and the application of this accounting policy for US GAAP purposes does not result in a measurement difference for grants made in the years ended March 31, 2003 and 2004. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using an option pricing model, would cumulatively be $1,704,000 from the date of adoption of FAS 123 to March 31, 2002.

Effective April 1, 2004, the Company adopted the revised provisions of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. As a result, the Company now expenses the fair value of all stock options, calculated by using the Black-Scholes option pricing model commencing April 1, 2004.

For Canadian GAAP purposes, as permitted, the Company has adopted the fair value based method to all employee and director stock options granted on or after April 1, 2002, without restatement of prior periods. An adjustment has been made to contributed surplus and deficit as at April 1, 2004 in the amount of $74,900 to reflect the cumulative effect of the change in accounting policy, consistent with that permitted under the retroactive restatement method. An amount of $20,314 has also been transferred from contributed surplus to share capital as at April 1, 2004 in respect of employee and director options exercised during the years ended March 31, 2004 and 2003. In addition, the Company has booked stock-based compensation during the year ended March 31, 2006 of $314,879 (2005 - $189,400) for employee and director stock options. Under US GAAP, these adjustments and stock-based compensation amounts would not be recorded.

(c)	Unrealized holding gains and losses on marketable securities and long-term investments:

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“FAS 115”) requires that the Company’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other then temporary. The Company’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2006, there is a cumulative unrealized gain of $146,120 (2005 - $63,380; 2004 - $49,930) between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amounts of $82,740, $13,450 and $(17,856) for each of the years ended March 31, 2006, 2005 and 2004, respectively.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP")
(Continued):

(c)	Unrealized holding gains and losses on marketable securities and long-term investments (Continued):

The Company's long-term investments are presented at the lower of cost or market value under Canadian GAAP and would also be accounted for as available-for-sale securities under US GAAP. At March 31, 2006, there is a cumulative unrealized gain of $880,000 (2005 - Nil) between the carrying value and fair value of long-term investments which has been recorded through comprehensive income for US GAAP purposes in the amounts of $880,000 (2005 - Nil) for each of the years ended March 31, 2006, and 2005 respectively.

(d)	Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“FAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders’ equity. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the year ended March 31, 2006, the Company has recorded an unrealized holding gain (loss) of $82,740 (2005 - $13,450); 2004 - ($17,856)) on marketable securities classified as “available-for-sale”, and on long-term investments of $880,000 (2005 - Nil) as a component of comprehensive income under US GAAP.

(e)	Recent accounting pronouncements:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces FASB’s SFAS No. 123, “Accounting for Stock-Based Compensation”, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123. SFAS No. 123R will be effective for the Company commencing April 1, 2006. The Company has not yet determined the effect the adoption of SFAS No. 123R will have on its consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP")
(Continued):

(f)	Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

As at March 31,	2006	2005

(i) Total assets:
Total assets, under Canadian GAAP	$34,874,288	$36,038,157
Adjustment for mineral property acquisition
and deferred exploration costs (Note 10(a))	(32,481,602)	(32,418,223)
Adjustment for change in fair value of
available-for-sale marketable
securities (Note 10(c) and (d))	146,120	63,380
Adjustment for change in fair value of
long-term investments (Note 10(c) and (d))	880,000	-

Total assets, under US GAAP	$3,418,806	$3,683,314

(ii) Share capital:
Share capital, under Canadian GAAP	$58,253,663	$57,607,786
Adjustment for fair value of employee and
director options exercised prior to adoption
of new accounting standard and transferred
to share capital (Note 10(b))	(20,314)	(20,314)

Share capital, under US GAAP	$58,233,349	$57,587,472

(iii) Contributed surplus
Contributed surplus, under Canadian GAAP	$561,777	$257,925
Adjustment for grant of employee
stock options (Note 10(b))	(504,279)	(189,400)
Adjustment on adoptions of new accounting standard
for stock-based compensation (Note 10(b))	(74,900)	(74,900)
Adjustment for fair value of employee
and director options exercised prior to
adoption of new accounting standard and
transferred to share capital (Note 10(b))	20,314	20,314
Adjustment for stock-based compensation
(Note 10(b))	1,704,000	1,704,000

Contributed surplus, under US GAAP	$1,706,912	$1,717,939

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP")
(Continued):

(f)	Reconciliation (continued):

As at March 31,	2006	2005

(iv) Accumulated other comprehensive income:
Adjustment for fair value of available
for sale marketable securities (Note 10(c) and (d))	$146,120	$63,380
Adjustment for fair value of long-term
investments (Note 10(c) and (d))	880,000	-

Accumulated other comprehensive income,
under US GAAP	$1,026,120	$63,380

(v) Deficit:
Deficit, under Canadian GAAP	$(24,122,418)	$(21,922,530)
Adjustment for mineral property acquisition costs
and deferred exploration (Note (10(a))	(32,481,602)	(32,418,223)
Grant of stock options (Note 10(b))	504,279	189,400
Adjustment on adoption of new accounting standard
for stock-based compensation (Note 10(b))	74,900	74,900
Adjustments for stock-based compensation
(Note 10(b))	(1,704,000)	(1,704,000)

Deficit, under US GAAP	$(57,728,841)	$(55,780,453)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP")
(Continued):

(f)	Reconciliation (continued):

Years ended March 31,	2006	2005	2004

(vi) (Loss) earnings and (loss) earnings per share for the year:
(Loss) earnings for the year,
under Canadian GAAP	$(2,199,888)	$1,531,244	$(1,813,005)
Adjustment for deferred exploration
expenditures (Note 10(a))	(63,379)	(4,126)	-
Adjustment for write-down of mineral
property acquisition and deferred
exploration costs (Note 10(a))	-	-	589,669
Adjustment to gain on sale of mineral
property previously written-off (Note 10(a))	-	119,386	-
Adjustment for stock-based compensation
Note (10(b))	314,879	189,400	-

Loss (earnings) for the year, under US GAAP	(1,948,388)	1,835,904	(1,223,336)
Other Comprehensive income:
Change in fair value of available for sale
marketable securities (Note 10(c) and (d))	82,740	13,450	(17,856)
Change in fair value of long-term
investments (Note 10(c))	880,000	-	-

Comprehensive (loss) earnings, under
US GAAP	$(985,648)	$1,849,354	$(1,241,192)

Basic and diluted (loss) earnings per share,
under US GAAP	$(0.04)	$0.04	$(0.02)

(vii) Cash provided by (used in) operating activities:
Cash provided by (used in) operating
activities, under Canadian GAAP	$(727,123)	$(858,014)	$(1,019,586)
Adjustment for deferred exploration
(Note 10(a))	(63,379)	(37,106)	-

Cash provided by (used in) operating activities
under US GAAP	$(790,502)	$(895,120)	$(1,019,586)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP")
(Continued):

(f)	Reconciliation (continued):

Years ended March 31,	2006	2005	2004

(viii) Cash provided by (used in) investing activities:
Cash provided by (used in) investing
activities, under Canadian GAAP	$(63,379)	$(37,106)	$4,002
Adjustment for deferred exploration
(Note 10(a))	63,379	37,106	-

Cash provided by (used in) investing activities
under US GAAP	$-	$-	$4,002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  Mountain Province Diamonds Inc.
(Company)

Patrick C. Evans
(Signature)*

Date: June 29, 2006	Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	By-Laws of the Company	-
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	-
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	-
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	-
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006.	-
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
14.1	Independent Qualified Person's Review and Technical Report dated June 16, 2003 entitled Gahcho Kué, Northwest Territories, Canada prepared by Malcolm L. Thurston, Ph.D., MAusimm	(3)
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	(3)

(1)     The Registrant has received approval for confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(2)     See list of subsidiaries on page 10 of this Annual Report.

(3)     Previously filed and incorporated by reference.

(4)     Previously furnished under cover of Form 6K dated June 2, 2000 and incorporated by reference.

(5)     Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously furnished under cover of Form 6K dated June 2, 2000, and incorporated by reference.