Form 20-F
period 2006-06-30
MOUNTAIN PROVINCE DIAMONDS INC
filed 2006-08-17
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 0-27322

MOUNTAIN PROVINCE DIAMONDS INC
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 55,575,715 common shares as of  March 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒Yes      ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes      ☒No

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
☒Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes      ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes      ☐ No

Not Applicable

MOUNTAIN PROVINCE DIAMONDS INC.

MOUNTAIN PROVINCE DIAMONDS

Developing the world's largest new diamond mine

Mountain Province is the joint owner of the Gahcho Kué diamond project in Canada's Northwest Territories, which is the largest diamond mine under development in the world today.

CORPORATE PROFILE

Mountain Province Diamonds Inc. is a Canadian diamond exploration and development company headquartered in Toronto, Ontario. The Company's primary asset is its 44.1% interest in Gahcho Kué, one of Canada's largest high grade diamond deposits. This interest is held through the Gahcho Kué joint venture with De Beers Canada (51%) and Camphor Ventures (4.9%).

The Gahcho Kué Joint Venture controls a highly diamondiferous primary kimberlite cluster located at Kennady Lake, approximately 300 kilometres northeast of Yellowknife in Canada's Northwest Territories. Gahcho Kué is the largest diamond mine under development worldwide, and has the potential to become one of Canada's major diamond mines.

The Joint Venture has appointed De Beers Canada as the project operator. De Beers is solely responsible for funding the project through to commercial production, following which De Beers will have a 60% interest in the project, with Mountain Province retaining a 36% interest.

Based on current development plans, the Gahcho Kué diamond mine will come into production by 2011. With a delineated resource of more than 46 million carats, Gahcho Kué will produce approximately 3 million carats a year over 15 years.

Canada's Northwest Territories

EKATI
(Diamond Mine)
DIAVIK
(Diamond Mine)
GAMETI
WHATI
BEHCHOKO
(Diamond Mine)
SNAP LAKE
(Diamond Mine)
GAHCHO KUE
YELLOWKNIFE

MISSION

Mountain Province plans to maximize shareholder value through the optimal development and operation of the Gahcho Kué mine.

STOCK EXCHANGE INFORMATION

Mountain Province Diamonds trades on the Toronto Stock Exchange (TSX: MPV) and on the American Stock Exchange (AMEX: MDM).

tain Province

MESSAGE TO SHAREHOLDERS

Fellow Shareholders,

Mountain Province has seen solid progress in the past year as we pushed ahead with the development of the Gahcho Kue project. We have a significant, free-carried interest in an advanced stage project that is the largest diamond mine currently under development worldwide. Our operating partner, De Beers Canada, is technically experienced and financially strong. We are well positioned to benefit from one of the largest, high-grade and long-life diamond deposits globally, situated in the world’s most stable diamond producing country.

Our strategy is to ensure the proper, timely and complete exploration of Gahcho Kue to fully delineate the project’s entire resources to the highest possible level of confidence, while leveraging the considerable resources and expertise of De Beers to ensure the optimal development and operation of the Gahcho Kue mine. Mountain Province is working closely with De Beers to ensure the project progresses in a timely and appropriate fashion.

The Joint Venture completed a technical study in June 2005 at a cost of CDN$25 million. The study was conducted to a high level of technical confidence but could not be published as a pre-feasibility (economic) study under Canada’s National Instrument 43-101 because a significant portion of the resources remain in the "inferred" category. However, our financing and operating partner, De Beers Canada, is confident in the economic potential of our project and decided to commence permitting and advanced exploration.

In July 2005, De Beers approved funding of CDN$38.5 million to progress the project through advanced exploration and permitting. The goals of this program, which will be completed at the end of 2007, are to: upgrade the diamond resources to the indicated category; collect sufficient data to support a definitive feasibility study; establish the potential upside of the project; gather critical data required for the final mine design; and secure construction and operating permits for the Gahcho Kue mine. While we are disappointed that important elements of the 2005/06 winter drill program were not successfully completed, De Beers does not expect this setback to affect the overall project timeline.

We reached a development milestone in November 2005 when the Joint Venture filed applications with the Mackenzie Valley Land and Water Board for permits to construct and operate a mine. The permitting is expected to take between 24 and 36 months. The Joint Venture is committed to best practices in environmental management and community development, and to that end is consulting widely with members of the local communities in our planning process.

Our outlook is positive, as Gahcho Kue is on track to commence production within five years. The project is expected to be an open pit mine, with construction costs of CDN$825 million. It will employ up to 600 people during the peak of its three-year construction period and close to 400 people during the 20-year operational phase of the mine. Diamonds are transforming the economy of the Northwest Territories, and Gahcho Kue will make a significant positive contribution.

Mountain Province is committed to upholding a high standard of corporate governance, and we are driven by integrity and transparency in all we do. We have an experienced Board of Directors and we thank them for their counsel. We also extend our appreciation to our business partners and particularly to our shareholders for their continued confidence and support. We look forward to success in the years ahead.

Sincerely,

(Signed) Patrick Evans

Patrick Evans
President and Chief Executive Officer

July 21, 2006

INVESTING IN GAHCHO KUE

Strategic Location

Gahcho Kue is located in the Northwest Territories - the heart of Canada’s diamond industry. It is well situated for exploration, construction, mining, processing and transportation.

Breakdown of Resources
					Average
Pipe				Grade	Value
Resource	Category	Tonnes	Carats	(cpht)(1)	(US$/ct) (2)
5034	Indicated	8,715,000	13,943,000	160	$ 82.00
	Inferred	4,921,000	8,366,000	170	$ 90.00
Hearne	Indicated	5,678,000	9,676,000	170	$ 70.00
	Inferred	1,546,000	2,373,000	153	$ 70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$ 57.00
Summary	Indicated	14,392,000	23,619,000	164	$ 77.00
	Inferred	17,017,000	22,890,000	135	$ 70.00

1. Resource cut-off is 1.5 mm
2. June 2005 DTC Price Book in US$

Funding

Mountain Province Diamonds has no funding obligations to develop the project or construct a mine. Since March 2000, De Beers has been solely responsible for the financing of the exploration, permitting and development of the project. By producing a bankable feasibility study, De Beers has the right to increase its interest in the Joint Venture to 55%. By further funding the construction of a mine, De Beers can increase its interest in the Joint Venture to 60% following the commencement of commercial production. At that time, Mountain Province will hold 36% and Camphor Ventures will hold 4%.

Development Timeline

INVESTING IN DIAMONDS

Scarcity of Mines

Mountain Province, through its interest in the Gahcho Kue project, is in an exceptionally advantageous position. Currently, there are only 17 primary diamond mines in operation globally. By 2012, when Gahcho Kue is expected to achieve full production, this number will be reduced to 12. Gahcho Kue will be among the largest and most profitable of the world’s primary diamond mines.

Looming  Diamond Shortage
The world is facing a looming diamond shortage as globaldemand increasingly outstrips supply. This is leading to a sharprise in diamond prices. Today, demand and supply are largely inbalance at approximately $11 billion annually. By 2012 - whenGahcho Kue is expected to achieve full production - global demandfor diamonds is expected to rise to $18 billion, outstrippingsupply by approximately $7 billion annually. As a result, diamondprices are projected to rise significantly within the next 10 years.

Powerful New Markets

Despite investments of hundreds of millions of dollars in global exploration, the diamond industry has failed to discover sufficient commercial diamond deposits to replace existing finite mines. Consequently, diamond production is projected to remain flat for at least the next decade. The price support brought on by this shortage is being compounded by the emergence of powerful new markets with strong appetites for diamonds. The U.S. currently accounts for 50% of worldwide diamond sales. However, the largest demand increases are in China and India, which both have a fast-growing middle class, as well as the Middle East.

Canada - The New Diamond Frontier

Canada is quickly becoming a new global leader in diamond production. The country is now the third largest diamond producer, providing almost 15% of the world’s diamonds by value.

Currently, De Beers produces approximately 40% of the world’s diamonds from its mines in southern Africa. However, many of those mines are mature and are reaching the end of their commercial lives. De Beers allocated 40% of its global exploration budget to Canada in 2003 and 2004. De Beers expects to invest approximately $2 billion in Canada over the next three years as it develops three new diamond mines - its first mines outside of Africa.

Canada’s diamonds have gained a worldwide reputation for exceptional gem quality. They are also in high demand because they are produced under strict environmental and social regulations and are not used to finance war, as occurred in some African countries.

Canada’s diamonds have gained a worldwide reputation for high demand because they are produced under strict environmental used to nance war, as occurred in some African countries.

INVESTMENT HIGHLIGHTS

• SIZE: The Gahcho Kue diamond project is a large diamond asset by global standards - resource in excess of 46 million carats and a mine life of 15 years

• DEVELOPMENT: The project is at an advanced stage of development - currently in the permitting phase

• EXPERIENCE: De Beers Canada is a joint venture partner and the project operator - offering access to considerable resources and experience

• FUNDING: Mountain Province has no cost obligations (a free-carry) through to commercial production - De Beers is solely responsible for funding the advanced exploration, permitting, development and construction of the mine

ACHIEVEMENTS IN FISCAL 2006

• Completed technical study, giving De Beers confidence to move forward

• Retained Roscoe Postle and Associates to conduct independent review of technical study

• Filed applications for permits to construct and operate a mine

• Commenced advanced exploration program to upgrade the resource and diamond values, collect data to support the definitive feasibility study and establish the overall potential upside of the project

• Appointed independent consultant to develop market-based valuation of the project’s diamonds

HEAD OFFICE	REGISTRAR & TRANSFER AGENT	OFFICERS & DIRECTORS
220 Bay Street	Computershare Trust Company of Canada	Jonathanof Comerford,
14th Floor	510 Burrard Street	Chairman
Toronto, Ontario M5J 2W4	Vancouver B.C. V6C 3B9
	604-661-9400	Patrick Evans
President, CEO and Director
INVESTOR RELATIONS

Patrick Evans	AUDITORS	Jennifer Dawson
President and CEO	KPMG LLP	CFO and Corporate Secretary
Tel: 416-361-3562	777 Dunsmuir Street
Fax: 416-603-8565	P.O. Box 10426, Pacific Centre	D.H.W. Dobson, CA
Email: info@mountainprovince.com	Vancouver, B.C. V7Y 1K3	Director

BarnesMcInerney Inc.	LEGAL COUNSEL	Elizabeth Kirkwood
Capital Market Communications	Suite 1600	Director
Tel: 416-367-5000	130 King Street West
	Toronto, Ontario M5X 1J5	Carl G. Verley, P.Geol
Director

David Whittle, CA
Director

Project Statistics
Resources	46.5 million carats
Average value*	US$83 per carat
Full production rate**	3 million carats per year over 15
Average grade >1.5 mm, to the plant	1.64 carats per tonne
Capital cost (Unescalated)**	CDN$825 million
Capital cost (Escalated)**	CDN$960 million
Operating cost**	CDN$65 per tonne
Production scheduled to commence	2011
Life of mine	15 years

* WWW International Diamond Consultants Report
** De Beers pre-feasibility study

220 Bay Street
14th Floor
Toronto, Ontario M5J 2W4

www.mountainprovince.com

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2006

The following management discussion and analysis ("MD&A") of the operating results and financial position of Mountain Province Diamonds Inc. ("the Company" or "Mountain Province", formerly Mountain Province Mining Inc.) is prepared as at June 27, 2006, (with the subsequent event reference below as of July 24, 2006) and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2006. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

For additional information, reference is made to the Company’s Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canada-based resource company which is participating in a joint venture (the "Gahcho Kue Joint Venture") exploring a diamond deposit located in the Northwest Territories ("NWT") of Canada. The Company’s primary asset is its 44.1% interest in the Gahcho Kue Joint Venture over the AK leases located in the NWT. The Company and its partner, Camphor Ventures, Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. ("De Beers Canada") in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. Under the agreement, De Beers Canada has the right to earn up to a 60% interest in the Gahcho Kue Joint Venture by taking the property to commercial production.

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, Mountain Province Mining Inc. changed its name to Mountain Province Diamonds Inc. In the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Gahcho Kue Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kue Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Corporation to write-off costs capitalized to date.

Project Technical Study
The Gahcho Kue Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located atKennady Lake. This study was of sufficient detail to allow the Gahcho Kue project to advance to mine permitting.

Mountain Province Diamonds Inc. • Annual Report 2006

The final results of the study were presented to the Company in June, 2005. Based on the results, the Gahcho Kue Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

Exploration

In January 2006, the Corporationannounced details of the advanced exploration program at the Gahcho Kue Diamond project. The focus of the program, which is being managed by the project operator De Beers Canada, is to upgrade the diamond resource of the north lobe of the 5034 kimberlite pipe to the indicated category; improve the Joint Venture’s understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the casing drill operator to successful case the planned holes. Twenty-five of 31 planned core drill holes were completed.

As currently proposed, the Gahcho Kue project is expected be an open pit mine. Capital costs to construct the mine are estimated by De Beers Canada to be C$ 825 million. Employment of up to 600 people is proposed during the peak of its three-year construction period, and close to 400 people during the operations phase of the mine. Based on the current resource, the project is expected to have a life of 20 years from start of construction to closure, and will produce an average of 3 million carats annually over 15 years of operations.

De Beers Canada, operator enture, has provided of the Gahcho summary of the Gahcho Kue project:

Pipe	Resource	Tonnes	Carats	Grade	Average
	Category			(cpht)	Value
				(1)	(US$/ct) (2)

5034	Indicated	8,715,000	13,943,000	160	$82.00
	Inferred	4,921,000	8,366,000	170	$90.00
Hearne	Indicated	5,678,000	9,676,000	170	$70.00
	Inferred	1,546,000	2,373,000	153	$70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$57.00
Summary	Indicated	14,392,000	23,619,000	164	$77.00
	Inferred	17,017,000	22,890,000	135	$70.00

1. Resource cut-off is 1.5mm
2. June 2005 Diamond Trading Centre Price Book in US$

In 2005, the Joint Venture retained four leases for the development of the Gahcho Kue project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km respectively, from the Gahcho Kue project), were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004. The Company is currently reviewing options to recommence exploration of the Kelvin and Faraday kimberlites.

Mountain Province Diamonds Inc. • Annual Report 2006

RESULTS OF OPERATIONS

Selected Annual Information

	2006	2005	2004
Interest revenue	$12,173	$13,112	$12,127
Expenses	(1,132,061)	(848,502)	(1,231,491)
Write-down of long-term investments	(1,080,000)	(1,860,000)	-
Gain on sale of mineral properties	-	4,226,634	-
Write-down of mineral properties and
deferred exploration	-	-	(589,669)
Net (loss) earnings for the year	(2,199,888)	1,531,244	(1,813,005)
Basic and diluted (loss) earnings per	(0.04)	0.03	(0.04)
share
Cash flow (used in) from operations	(727,123)	(858,014)	(1,019,586)
Cash and cash equivalents, end of	845,452	1,001,104	914,494
period
Total assets	34,874,288	36,038,157	33,513,553
Total long-term financial liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

Year ended March 31, 2006
The Company had a loss of $2,199,888 (or $0.04 per share) for the fiscal year ended March 31, 2006, compared to income of $1,531,244 (or $0.03 per share) for the same period ended March 31, 2005.

Other than operating expenses, the majority of this loss was due to the Company’s write down of $1,080,000 in its long term investment related to Northern Lion Gold Corp. Operating expenses were $1,132,061 for the year ended March 31, 2006 compared to $848,502 for the same period ended March 31, 2005. Increased consulting fees for the year (2006 - $309,217; 2005 - $141,586) were somewhat offset by lower professional fees (2006 - $166,150; 2005 - $235,680) in the year. Included in consulting fees were the amounts paid to Jan Vandersande in his capacity as the former President and CEO until October 31, 2005 in the amount of $102,127 (2005 - $131,905), and to Patrick Evans as President and CEO from November 7, 2005 to the yearend in the amount of $56,074 (2005 - $nil) as well as recruitment costs and the outside engineering and other consulting associated with the Gahcho Kue Joint Venture. The incremental Professional fees for 2005 included costs associated with listing the Company on Amex with trading beginning April 4, 2005. Also contributing to the net loss for March 31, 2006 is stock-based compensation expense of $314,879 (2005 - $189,400) as a result of options issued during the year to an officer of the Company, as well as increased directors’ fees and honourarium of $37,500 for March 31, 2006 compared to $2,700 for the year ended March 31, 2005. Promotion and investor relations expense has increased from March 31, 2005’s level of $30,503 to $108,184 for the year ended March 31, 2006 as a result of increased promotion and investor relations activity. Regulatory and filing fees during the year ended March 31, 2006 are less than those of March 31, 2005 (2006 - $99,794; 2005 - $114,459) with the completion of the Amex listing application in the March 31, 2005 fiscal year. Office and miscellaneous expenses (2006 - $43,647; 2005 - $89,941) are down due to cost cutting measures taken in the year ending March 31, 2005, and low ongoing administration costs for the Company.

Mountain Province Diamonds Inc. • Annual Report 2006

Summary of Quarterly Results

2006 Fiscal Year
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005

Interest Income (expense)	$ 5,893	$ 5,614	$ (361)	$ 1,027

Expenses	(439,934)	(316,601)	(256,689)	(118,837)
Write-down of long-term investments	-	-	(1,080,000)	-
Net income (loss)	(438,590)	(311,707)	(1,331,781)	(117,810)
Net income (loss) per share (basic)	(0.008)	(0.006)	(0.025)	(0.002)
Cash flow from (used in)	(277,929)	(36,035)	(240,581)	(172,578)
operations
Cash and cash	845,452	804,631	738,886	846,071
equivalents, end of period
Assets	34,874,288	34,835,554	34,775,760	35,913,588
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

2005 Fiscal Year
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004

Interest Income	$ 1,056	$ 11,251	$ 283	$ 522
Expenses	(373,360)	(114,665)	(204,902)	(155,575)
Gain on sale of mineral	4,226,634	-	-	-
properties
Write-down of long-term	(1,860,000)	-	-	-
investments
Net income (loss)	1,952,020	(99,984)	(165,619)	(155,173)
Net income (loss) per	0.037	(0.000)	(0.000)	(0.003)
share
Cash flow from (used in)	(192,007)	(234,237)	(181,849)	(249,921)
operations
Cash and cash	1,001,104	1,170,268	732,587	757,575
equivalents, end of period
Assets	36,038,157	33,844,665	33,374,711	33,361,051
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Fourth Quarter 2006
The Company’s net loss during the three months ended March 31, 2006 increased to $438,590 or a loss of $0.008 per share compared with a net income of $1,952,020 or 0.037 per share for the fourth quarter ended March 31, 2005. The fourth quarter ended March 31, 2006 includes incremental consulting costs for outside consulting services over the prior year as well as listing fees for the Toronto Stock Exchange and American Stock Exchange being paid in the quarter. The quarter ended March 31, 2005 recorded the gain on sale of mineral properties of $4,226,634, as well as a write-down on the cost of the Northern Lion shares recorded as long-term investments.

Mountain Province Diamonds Inc. • Annual Report 2006

SUBSEQUENT EVENT
On July 24, 2006, the Company announced completion of the acquisition of 4,892,750 common shares of Camphor Ventures Inc. ("Camphor"), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 shares of the Company for each 100 Camphor shares, resulting in the issuance of 1,944,868 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $808,267 at March 31, 2006 ($1,040,723 as at March 31, 2005), and cash and cash equivalents of $845,452 ($1,001,104 at March 31, 2005). The Company had no long-term debt at either March 31, 2006 or March 31, 2005. The Company does not incur any direct costs in connection with the Gahcho Kue Project as De Beers Canada is responsible for all exploration, development, permitting and construction costs to commercial production.

During the year, the Company received $634,850 by issuing 465,000 shares upon the exercise of various stock options (2005 - $981,730 issuing 1,408,736 shares upon the exercise of options).

Subsequent to the year-end, the Company received proceeds of $776,250 through the exercise of options by directors. With cash on hand of approximately $1,330,000 as at June 27, 2006, the Company believes it has sufficient capital for planned spending through fiscal 2007.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following transactions with related parties occurred in the year, and relate to consulting, professional, management, property evaluation, directors’ fees and administrative services provided by directors and companies in which directors have an interest:

a) $18,000 (2005 - $36,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

b) $6,000 (2005 - $4,050) was accrued or paid to a director for consulting fees.

c) $37,500 (2005 - $nil) was accrued as directors’ fees for the fiscal year ended March 31, 2006.

Mountain Province Diamonds Inc. • Annual Report 2006

d) A $3,000 (2005 - $3,000) payable balance continues to remain owing to a director as reimbursement for expenses relating to Mountain Glen.

e) $102,127 (2005 - $131,905) was paid to the former President, CEO and director pursuant to a former consulting agreement.

f) $56,074 (2005 - $nil) was paid to the current President, CEO and director pursuant to his consulting agreement.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

The Company made no changes to its accounting policies or practices during the year.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with both the President, CEO and director, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

Mountain Province Diamonds Inc. • Annual Report 2006

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On March 31, 2006, there were 53,075,847 shares issued and 1,060,000 stock options outstanding expiring from May 11, 2006 to January 30, 2011. There are an unlimited number of common shares without par value authorized to be issued by the Company.

In the year, the Company received $634,850 from the exercise of 465,000 stock options.

Subsequent to the yearend, there were 555,000 options exercised, increasing the shares issued to 53,630,847,and reducing the outstanding options to 505,000 as at the date of this report. The Company received $776,250 for the exercise of the stock options subsequent to yearend.

DISCLOSURE CONTROLS AND PROCEDURES
Management has ensured that there are disclosure controls and procedures which provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. Management believes these disclosure controls and procedures have been effective during the year ended March 31, 2006.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS
Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

Mountain Province Diamonds Inc. • Annual Report 2006

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect management’s best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company’s last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) Patrick C. Evans

Patrick C. Evans
President and Chief Executive Officer

(Signed) Jennifer M. Dawson

Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

May 19, 2006
and July 24, 2006

Consolidated Financial Statements (Expressed in Canadian dollars) Mountain Province Diamonds Inc. Years ended March 31, 2006, 2005 and 2004

Mountain Province Diamonds Inc. • Annual Report 2006

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

(Signed) KPMG LLP

Chartered Accountants

Vancouver, Canada
May 19, 2006, except as to note 7(f)(ii)
which is as of July 24, 2006

KPMG LLP, Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Mountain Province Diamonds Inc. • Annual Report 2006

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

Nature of operations (Note 1)
Subsequent events (Note 7(f))

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

(Signed) Jonathan Comerford	Director

(Signed) Patrick C. Evans	Director

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

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
Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

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

4. Long-term investment:
The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. ("Northern Lion"), acquired upon disposal of the Company’s remaining interest in the Haveri property (Note 6(b)). The common shares are subject to a hold period expiring February 24, 2007, following which the Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. The Company has also agreed to provide Northern Lion’s management a proxy for the purpose of voting the common shares for a period of three years. On acquisition, the Company recorded a gain on the sale in the amount of $4,187,634. During the year ended March 31, 2006 and 2005, the Company recorded $1,080,000 and $1,860,000 respectively, as other than a temporary write-down of investments.

The quoted market value of the long-term investments at March 31, 2006 was $2,280,000 (2005 - $2,480,000).

Mountain Province Diamonds Inc. • Annual Report 2006

5. Equipment:
2006:

	Cost	Accumulated Amortization	Net Book Value

Furniture	$11,088	$(9,481)	$1,607
Equipment	4,065	(4,065)	-
Computers	14,584	(13,038)	1,546

	$29,737	$(26,584)	$3,153

2005:

	Cost	Accumulated Amortization	Net Book Value

Furniture	$11,088	$(9,079)	$2,009
Equipment	4,065	(4,048)	17
Computers	14,584	(12,375)	2,209
	$29,737	$(25,502)	$4,235

Mountain Province Diamonds Inc. • Annual Report 2006

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
	-
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

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

7. Share capital (continued):
(c) Stock options:
The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999.

The following presents the continuity of stock options outstanding:

	Number of	Weighted Average
	Options	Exercise Price

Balance, March 31, 2003	2,399,100	$1.46
Granted (i)	12,858	$1.40
Exercised	(560,040)	$1.29
Expired	(324,060)	$2.19
Cancelled	(200,000)	$1.32

Balance, March 31, 2004	1,327,858	$1.37
Granted (ii)	200,000	$1.96
Exercised	(202,858)	$1.39

Balance, March 31, 2005	1,325,000	$1.48
Granted (iii)	200,000	$3.57
Exercised	(465,000)	$1.37

Balance, March 31, 2006	1,060,000	$1.90

The following are the stock options outstanding and exercisable at March 31, 2006.

	Black		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

May 11, 2006	$-	215,000	0.11 years	$1.25
May 11, 2006	-	340,000	0.11 years	$1.50
December 21, 2006	-	50,000	0.73 years	$0.67
October 21, 2007	33,079	30,000	1.56 years	$1.36
March 21, 2008	24,419	25,000	1.98 years	$2.06
October 1, 2009	189,400	200,000	3.51 years	$1.96
November 1, 2010	127,571	100,000	4.59 years	$2.63
January 30, 2011	187,308	100,000	4.84 years	$4.50

	$561,777	1,060,000	1.74 years	$1.90

Mountain Province Diamonds Inc. • Annual Report 2006

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

	2006	2005	2004

Net loss as reported	$ (2,199,888)	$ 1,531,244	$ (1,813,005)
Pro forma adjustment	-	-	(4,943)

Pro forma net loss	$ (2,199,888)	$ 1,531,244	$ (1,817,948)

Pro forma basic and diluted loss per share	$ (0.04)	$ 0.03	$ (0.04)

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions

	2006	2005	2004

Dividend yield	0%	0%	0%
Expected volatility	84%-89.78%	50%	93%
Risk-free interest rate	3.9%	4.1%	3.0%
Expected lives	5 years	5 years	5 to 8 months

Mountain Province Diamonds Inc. • Annual Report 2006

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

(f) Subsequent events:
(i)Subsequent to March 31, 2006, 555,000 options were exercised for proceeds of $776,250.
(ii)On July 24, 2006, the Company announced completion of the acquisition of 4,892,750 common shares of Camphor Ventures Inc. ("Camphor"), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 shares of the Company for each 100 Camphor shares, resulting in the issuance of 1,944,868 common shares of the Company.

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10. Reconciliation to United States generally accepted accounting principles ("US GAAP") (Continued):

(c) Unrealized holding gains and losses on marketable securities and long-term investments:
Statement of Financial Accounting Standards Board No. 115, "Accounting for Investments in Debt and Equity Securities" ("FAS 115") requires that the Company’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other then temporary. The Company’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2006, there is a cumulative unrealized gain of $146,120 (2005 - $63,380; 2004 - $49,930) between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amounts of $82,740, $13,450 and $(17,856) for each of the years ended March 31, 2006, 2005 and 2004, respectively.

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

(d) Reporting comprehensive income:
Statement of Financial Accounting Standards No. 130 ("FAS 130") "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders’ equity. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the year ended March 31, 2006, the Company has recorded an unrealized holding gain (loss) of $82,740 (2005 - $13,450); 2004 - ($17,856)) on marketable securities classified as "available-for-sale", and on long-term investments of $880,000 (2005 - Nil) as a component of comprehensive income under US GAAP.

(e) Recent accounting pronouncements:
In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces FASB’s SFAS No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123. SFAS No. 123R will be effective for the Company commencing April 1, 2006. The Company has not yet determined the effect the adoption of SFAS No. 123R will have on its consolidated financial statements.

Mountain Province Diamonds Inc. • Annual Report 2006

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

10. Reconciliation to United States generally accepted accounting principles ("US GAAP")
(Continued):
(f) Reconciliation:
The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

As at March 31,	2006	2005

(i) Total assets:
Total assets, under Canadian GAAP	$ 34,874,288	$ 36,038,157
Adjustment for mineral property acquisition
and deferred exploration costs (Note 10(a))	(32,481,602)	(32,418,223)
Adjustment for change in fair value of
available-for-sale marketable
securities (Note 10(c) and (d))	146,120	63,380
Adjustment for change in fair value of
long-term investments (Note 10(c) and (d))	880,000	-

Total assets, under US GAAP	$3,418,806	$3,683,314

(ii) Share capital:
Share capital, under Canadian GAAP	$ 58,253,663	$57,607,786
Adjustment for fair value of employee and
director options exercised prior to adoption
of new accounting standard and transferred
to share capital (Note 10(b))	(20,314)	(20,314)

Share capital, under US GAAP	$ 58,233,349	$ 57,587,472

(iii) Contributed surplus
Contributed surplus, under Canadian GAAP	$561,777	$257,925
Adjustment for grant of employee
stock options (Note 10(b))	(504,279)	(189,400)
Adjustment on adoptions of new accounting standard
for stock-based compensation (Note 10(b))	(74,900)	(74,900)
Adjustment for fair value of employee
and director options exercised prior to
adoption of new accounting standard and
transferred to share capital (Note 10(b))	20,314	20,314
Adjustment for stock-based compensation
(Note 10(b))	1,704,000	1,704,000

Contributed surplus, under US GAAP	$1,706,912	$1,717,939

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10. Reconciliation to United States generally accepted accounting principles ("US GAAP")
(Continued):
(f) Reconciliation (continued):

Years ended March 31,	2006		2005	2004

(vi) (Loss) earnings and (loss) earnings per share for the year:
(Loss) earnings for the year,
under Canadian GAAP	$(2,199,88	8)	$1,531,244	$(1,813,0	05)
Adjustment for deferred exploration
expenditures (Note 10(a))	(63,379)		(4,126)	-
Adjustment for write-down of mineral
property acquisition and deferred
exploration costs (Note 10(a))	-		-	589,669
Adjustment to gain on sale of mineral
property previously written-off (Note 10(a))	-		119,386	-
Adjustment for stock-based compensation
Note (10(b))	314,879		189,400	-

Loss (earnings) for the year, under US GAAP	(1,948,388)		1,835,904	(1,223,336)
Other Comprehensive income:
Change in fair value of available for sale
marketable securities (Note 10(c) and (d))	82,740		13,450	(17,856)
Change in fair value of long-term
investments (Note 10(c))	880,000		-	-

Comprehensive (loss) earnings, under
US GAAP	$(985,648)		$ 1,849,354	$ (1,241,192)

Basic and diluted (loss) earnings per share,
under US GAAP	$(0.04)		$0.04	$(0.02)

(vii) Cash provided by (used in) operating activities:
Cash provided by (used in) operating
activities, under Canadian GAAP	$(727,123)		$(858,014)	$ (1,019,586)
Adjustment for deferred exploration
(Note 10(a))	(63,379)		(37,106)	-

Cash provided by (used in) operating activities
under US GAAP	$(790,502)		$(895,120)	$ (1,019,586)

Mountain Province Diamonds Inc. • Annual Report 2006

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

Mountain Province Diamonds Inc. • Annual Report 2006