Form 20-F
period 2007-03-31
Mountain Province Diamonds Inc.
filed 2007-07-13
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report For the transition period from __________________ to __________________

Commission file number 000-27322

MOUNTAIN PROVINCE DIAMONDS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Ontario
(Jurisdiction of incorporation or organization)

401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario Canada M5H 2Y4
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

55,670,715

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
☒ Yes	☐ No

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

☐ Yes	☐ No

Not Applicable

TABLES OF CONTENTS

GLOSSARY		vi
GLOSSARY OF TECHNICAL TERMS		ix
PART I
Item 1	Identity of Directors, Senior Management and Advisors.	1
Item 2	Offer Statistics and Expected Timetable.	1
Item 3	Key Information.	1
A.	Selected financial data.	1
B.	Capitalization and indebtedness.	2
C.	Reasons for the offer and use of proceeds.	2
D.	Risk factors.	2
Item 4	Information on the Company	10
A.	History and development of the Company.	10
B.	Business Overview.	13
C.	Organizational structure.	17
D.	Property, plants and equipment.	17
Item 4A	Unresolved Staff Comments	36
Item 5	Operating and Financial Review and Prospects.	36
A.	Operating results.	36
B.	Liquidity and capital resources.	38
C.	Research and development, patents and licenses etc.	38
D.	Trend information.	38
E.	Off-balance sheet arrangements.	38
F.	Tabular disclosure of contractual obligations.	38
Item 6	Directors, Senior Management and Employees.	40
A.	Directors and Senior Management.	40
B.	Compensation.	42
C.	Board practices.	43
D.	Employees.	44
E.	Share ownership.	44

Item 7	Major Shareholders and Related Party Transactions.	45
A.	Major shareholders.	45
B.	Related party transactions.	46
C.	Interests of experts and counsel.	47
Item 8	Financial Information.	47
A.	Consolidated Statements and Other Financial Information.	47
B.	Significant Changes.	47
Item 9	The Offer and Listing.	47
A.	Offer and Listing Details.	47
B.	Plan of Distribution.	48
C.	Markets.	49
D.	Selling Shareholders.	49
E.	Dilution.	49
F.	Expenses of the Issuer.	49
Item 10	Additional Information.	49
A.	Share capital.	49
B.	Memorandum and articles of association.	49
C.	Material contracts.	52
D.	Exchange controls.	52
E.	Taxation.	54
F.	Dividends and paying agents.	62
G.	Statement by experts.	62
H.	Documents on display.	62
I.	Subsidiary Information.	63
Item 11	Quantitative and Qualitative Disclosures About Market Risk.	63
Item 12	Description of Securities Other than Equity Securities.	63

v

 GLOSSARY

Affiliate has the meaning given to affiliated bodies corporate under the Ontario Business Corporations Act ;

AK Property means the claims known as the "AK claims" held by the Gahcho Kué Joint Venture;

AK-CJ Properties means, collectively, the AK Property and CJ Property Claims;

AMEC  means AMEC E&C Services Ltd.

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

Company,MPV or Registrant means Mountain Province Diamonds Inc.;

De Beers means De Beers Consolidated Mines Ltd.;

De Beers Canada or Monopros means De Beers Canada Exploration Inc., formerly known as Monopros Limited, a wholly-owned subsidiary of De Beers;

Desktop Study means the preliminary technical assessment of the Gahcho Kué resource conducted by De Beers Consolidated Mines Ltd. in 2000 (updated in 2003), which considered an 18 million tonne mineable resource. AMEC provided an Independent Qualified Persons’ review of the Desktop Study. Although the Desktop Study incorporates “inferred mineral resources that are considered too speculative geologically” to be categorized as “mineral reserves”, AMEC’s assessment supports the financial model for the project developed by De Beers. The capital and operating cost estimates are considered to be at scoping level, with an expected range of accuracy of +/- 30 percent.

Exchange Act means the U.S. SecuritiesExchange Act of 1934;

Gahcho Kué Joint Venture Agreement means the joint venture agreement entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. on October 24, 2002, but which took effect from January 1, 2002.

Gahcho Kué Project, located at Kennady Lake, is the aboriginal name for the Kennady Lake Project involving the diamondiferous kimberlite bodies in Kennady Lake located on the AK leased claims;

Glenmore means Glenmore Highlands Inc., a company incorporated under the Business Corporations Act(Alberta) and which, pursuant to the Arrangement, has amalgamated with the Company's wholly-owned subsidiary, Mountain Glen Mining Inc., to form an amalgamated company, also known as Mountain Glen Mining Inc.;

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

Letter Agreement means the letter agreement dated March 6, 1997 among Mountain Province Mining Inc., Camphor Ventures Inc., Glenmore Highlands Inc., 444965 B.C. Ltd. and Monopros as amended or supplemented by: an agreement dated April 10, 1997 among Mountain Province Mining Inc., Camphor Ventures Inc., Glenmore Highlands Inc., 444965 B.C. Ltd. and Monopros, an assurance given to De Beers by the other parties., dated July, 1997, an agreement given to De Beers by the other parties dated November 1, 1997 and two agreements each dated December 17, 1999 among the parties.

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

Nasdaq means the National Association of Securities Dealers Automatic Quotation System;

Old MPV means MPV prior to its amalgamation with 444965 B.C. Ltd.;

OTCBB  means the National Association of Securities Dealers over-the-counter bulletin board;

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

Bulk Sample	Evaluation program of a diamondiferous kimberlite pipe in which a large amount of kimberlite (at least 100 tonnes) is recovered from a pipe.

Carat	A unit of weight for diamonds, pearls, and other gems. The metric carat, equal to 0.2 gram or 200 milligram, is standard in the principal diamond-producing countries of the world.

Caustic Fusion	An analytical process for diamonds by which rocks are dissolved at temperatures between 450-600 C. Diamonds remain undissolved by this process and are recovered from the residue that remains.

Craton	A stable relatively immobile area of the earth's crust that forms the nuclear mass of a continent or the central basin in an ocean.

Diabase	A fine-grained rock of the composition of gabbro but with an ophitic texture.

Dyke	A body of igneous rock, tabular in form, formed through the injection of magma.

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

x

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

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

•	the potential for delays in exploration activities or the completion of feasibility studies;

•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

•	risks related to commodity price fluctuations;

•	the uncertainty of profitability based upon the Company's history of losses;

•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•	risks related to environmental regulation and liability;

•	political and regulatory risks associated with mining and exploration; and

•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described further in this Annual Report under the headings "Risk Factors", "History and Development of Company," "Business Overview," "Property, plants and equipment," and "Operating and Financial Review and Prospects". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company as at March 31, 2007, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

PART I

Item 1.                 Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.                 Offer Statistics and Expected Timetable

Not Applicable

Item 3.                 Key Information

A.	Selected financial data.

The selected financial data set forth below should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects”, and in conjunction with the consolidated financial statements and related notes of the Company included under “Item 17, Financial Statements."  The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 11 to the consolidated financial statements. The Company's financial statements are set forth in Canadian dollars.

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended March 31, 2007, 2006, 2005, 2004 and 2003.  Except as otherwise indicated, dollar amounts presented are equivalent under Canadian and United States generally accepted accounting principles.

	12 Months Ended March 31,
All in CDN$1,000's except Earnings (loss) per Share	2007	2006	2005	2004	2003
and Number of Common Shares
Operating Revenue	nil	nil	nil	nil	nil
Interest Revenue	24	12	13	12	19
Working Capital	180	808	1,041	701	1,037
Net Earnings (loss) -
Under Canadian GAAP:	(1,961)	(2,200)	1,531	(1,813)	(1,713)
Under U.S. GAAP: (restated)	(1,868)	(1,948)	1,836	(1,223)	(14,513)
Basic and diluted earnings (loss) per share -
Under Canadian GAAP:	(0.04)	(0.04)	0.03	(0.04)	(0.03)
Under U.S. GAAP: (restated)	(0.03)	(0.04)	0.04	(0.02)	(0.29)
Total Assets -
Under Canadian GAAP:	41,616	34,874	36,038	33,514	34,418
Under U.S. GAAP (restated)	9,373	4,971	3,683	1,030	1,363
Total Liabilities	419	181	95	273	240
Share Capital
Under Canadian GAAP:	66,579	58,253	57,608	56,595	55,719
Under U.S. GAAP:	66,559	58,233	57,587	56,595	55,719
Net Assets -
Under Canadian GAAP:	41,197	34,693	35,943	33,241	34,178
Under U.S. GAAP (restated)	8,954	4,790	3,588	757	1,123
Number of Common Shares issued	55,670,715	53,075,847	52,610,847	*51,202,111	66,597,766
less shares owned by subsidiary		-	-	-	(16,015,696)
	55,670,715	53,075,847	52,610,847	51,202,111	50,582,070

     *The 16,015,696 shares held by Mountain Glen, were cancelled and returned to treasury on March 30, 2004.

Restated figures include 2006 and prior years’ amounts under U.S. GAAP for the following: Net Earnings (loss) for 2003, 2004 and 2005; Basic and diluted earnings (loss) per share for 2003, 2004, 2005 and 2006; Total Assets under U.S. GAAP for 2003, 2004, 2005, and 2006; and Net Assets under U.S. GAAP for 2003, 2004, 2005, and 2006.  These restatements are as a result of an accounting error for U.S. GAAP purposes.  Please see the audited consolidated financial statements of the Company for the year ended March 31, 2007 for more information.

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

The Average Rate is set out for each of the periods indicated in the table below.

2007	2006	2005	2004	2003
US$0.8785	US$0.8376	US$0.7842	US$0.7412	US$0.6474

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
December 2006	0.8760	0.8582
January 2007	0.8586	0.8457
February 2007	0.8631	0.8437
March 2007	0.8673	0.8467
April 2007	0.9035	0.8633
May 2007	0.9345	0.8980

On June 28, 2007, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1 Canadian = US$0.9411.

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

       (b) Speculative business

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Diamonds acquired or discovered by the Company may be required to be sold to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, as per the Gahcho Kué Joint Venture Agreement (see “Item 4D - Property, plant and equipment - Principal Properties - The AK Property”), at a price which is reflective of the market at that time.

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

(d) Exploration and Development

The Company's properties are primarily in the advanced exploration and permitting stage. Drilling of the 5034 and Hearne kimberlite pipes has been extensive, however, a limited amount of drilling has been conducted at the Tuzo and Telsa kimberlite pipes. There are no estimates of reserves. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results. Mine plans and processing concepts developed under the scoping and pre-feasibility studies are preliminary in nature. The estimated capital and operating costs developed under scoping and pre-feasibility studies are also preliminary in nature. Historically, pre-feasibility studies have tended to underestimate capital and operating costs.

              (e) Process Testing

Process testing is limited to small scale testing based on a number of laboratory test programs, trade-off studies and design evaluations conducted in 2002 and 2004. Ore dressing study technical investigations were performed on kimberlite from the 5034 and Hearne pipes. A database of operating information developed during the 1999/2000 bulk sample processing of 2,000 tonnes of kimberlite was used to supplement the ore dressing study data. Limited processing data is available for the Tuzo and Telsa kimberlites. Process plant studies were conducted during the course of 2005. There can be no assurance that diamonds recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Difficulties may be experienced in obtaining the expected diamond recoveries when scaling up to a production scale process plant.

  (f) Project Funding

De Beers Canada is now paying for all exploration of the AK Property, and can be called on to pay all development costs of the AK Property and, with regard to that property, there is currently no risk to the Company in respect of the further exploration, permitting and development costs. Any separate and additional exploration done by the Company on its other properties may not result in discovery of any diamondiferous kimberlite.

(g) History of Losses or Earnings

The Company has a history of losses and may continue to incur losses for the foreseeable future. During the years ended March 31, 2007, 2006 and 2005, the Company incurred net losses or earnings during each of the following periods:

•	$1.961 million net loss for the year ended March 31, 2007.

•	$2.200 million net loss for the year ended March 31, 2006.

•	$1.531 million net earnings for the year ended March 31, 2005 (relating primarily to gain on sale of the Haveri project to Northern Lion Gold Corp.).

As of March 31, 2007, the Company had an accumulated deficit of $26.1 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage, and the Company has no history of earnings or cash flow from operations and, as an exploration company, has only a history of losses. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

(h) Recoverability of capitalized mineral property costs

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

              (i) Additional Funding Requirements

As of March 31, 2007, the Company had cash and cash equivalents of approximately $0.180 million and working capital of approximately $0.180 million. During the past three fiscal years ended March 31, 2007, the Company has used approximately $2.563 million in cash flows in operating activities including approximately $0.978 million during the fiscal year ended March 31, 2007, $0.727 million during the fiscal year ended March 31, 2006 and $0.858 million during the fiscal year ended March 31, 2005.

The Company's administrative and other expenses are expected to be approximately $1.0 million for the next year. The Company does not have sufficient working capital for administrative purposes for the next year, but intends to raise capital to finance its operations for the next two years or more through either the sale or partial sale of its investment in Northern Lion, and/or through the private placement of shares. The Company also has access to cash and other liquid investments held by Camphor.  The Company may be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders' interests in the Company and to the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations.

              (j) No Proven Reserves

The properties in which the Company has an interest are all in the advanced exploratory and permitting stage and at this point, there are only indicated and inferred resources in four kimberlite bodies in Kennady Lake. See “Item 4D - Property, plants and equipment - Principal Properties”. The Company has not yet determined whether its mineral properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized in its financial statements.

              (k) Title Matters

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

              (l) Diamond Prices

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

              (m) Compliance with Environmental and Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various Canadian Federal and Territorial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

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

(n) Climate and Transportation

The AK Property is subject to climate and transportation risks because of its remote northern location. Such factors can add to the cost of exploration, development and operation, thereby affecting costs and profitability.

              (o) Joint Venture Partner

The Company, and the success of the AK Property, is dependent on the efforts, expertise and capital resources of joint venture partner De Beers Canada and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring, permitting, developing and operating the AK Property. The Company is dependent on De Beers Canada for accurate information about the AK Property and the proper and timely progress of exploration, permitting and development. De Beers Canada and the Company agreed on March 8, 2000 that it was unlikely that the agreed upon rate of return would be achieved from mining the 5034, Hearne and Tuzo pipes using the conventional open pit method. As a result, the Company and De Beers Canada agreed that De Beers would conduct a desktop study examining the costs of both open-pit and underground mining scenarios.

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

However, at the end of July 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kué Project. They based their decision on the improving geo-political and economic conditions which supported confidence in longer-term diamond price projections. In November 2003, the Joint Venture approved a budget of approximately $25 million for a pre-feasibility study, which started in January 2004. The first phase of the study was completed in June 2004.

The pre-feasibility study was completed in mid-2005. The projected profitability levels were sufficiently encouraging to support the Joint Venture’s decision to proceed to the next phase of permitting and advanced exploration to improve the resource confidence and input data for mine design to support a definitive feasibility study. On July 11, 2005, De Beers reported an increase in the modeled value of the diamonds for the Gahcho Kué project with the modeled values increasing by approximately 6, 7 and 8 percent for the Tuzo, Hearne and 5034 pipes respectively.

The table below summarizes the 2005 Gahcho Kué Resource Statement.

Cautionary Note to U.S. Investors concerning estimates of Indicated and Inferred Resources. This section uses the terms "indicated" and "inferred resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

2005 GAHCHO KUÉ RESOURCE STATEMENT

Pipe Resource	Category	Tonnes	Carats	Grade (cpht)(1)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135
                                   (1) Resource cutoff is 1.5 mm

On July 25, 2005, the Joint Venture announced the Joint Venture Management Committee had approved a budget of $38.5 million for the environmental assessment and permitting process and for an advanced exploration program. On November 29, 2005, it was announced that the Joint Venture had submitted an application with the Mackenzie Valley Land and Water Board for permits required to construct and operate a diamond mine at Gahcho Kué. The permit applications were submitted to the Mackenzie Valley Environmental Impact Review Board for an Environmental Assessment (EA). The Review Board ordered the Gahcho Kué application to an Environmental Impact Review (EIR) in June 2006. Out of concern that the Review Board may have exceeded its authority in referring the Gahcho Kué application to EIR prior to conclusive completion of the EA, De Beers took the Review Board’s decision to judicial review in the Supreme Court on the Northwest Territories. On April 2, 2007 the Supreme Court ruled that the Review Board had acted within its authority and upheld the decision to refer the application to EIR.

On January 12, 2006, the Joint Venture announced details of the advanced exploration program which commenced in February 2006 and was projected to be completed by May 2006. Inadequacies on the part of the casing drill contractor resulted in the failure of the 2006 bulk sampling programs at Tuzo and the 5034 North Lobe. The 2006 core drilling program was successful and laid the groundwork for an extended core drilling program at Tuzo during the summer of 2006. The 2006 core drilling program confirmed the presence of flaring of the Tuzo kimberlite to depth. The program also confirmed the presence of kimberlite between the 5034 South Lobe and the Wallace Anomaly and also between the 5034 South Lobe and the 5034 West Lobe.

On December 19, 2006, the Joint Venture announced the details of a $30 million 2007 work program designed to conduct extensive core drilling over the Tuzo kimberlite pipe; complete a review of the 2005 pre-feasibility study; and advance the permitting for the Gahcho Kue project.

    (p) Operating Hazards and Risks

Diamond exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage. The Company maintains insurance policies relating to directors and officers liability, but can give no guarantees that such insurance will be sufficient to protect the Company from losses.

(q) Numerous factors beyond the control of the Company affect the marketability of any diamonds discovered.

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

(r) The Company's expectations reflected in forward looking statements may prove to be incorrect.

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

(s) Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future. The Company may be required under the Gahcho Kué Joint Venture Agreement (see “Item 4B - Information on the Company - Business Overview”) to sell its rough diamonds at a price that is reflective of the market price, to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, which controls approximately 50% of the diamond market. There may therefore be no competition for diamonds produced from the Company's properties. The Company only competes in the acquisition of new properties.

               (t) Financing Risks

The Company's current operations do not generate any cash flow. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has successfully raised funds in recent years through share, option and warrant issuances. As at June 22, 2007, the Company had approximately $0.3 million in cash, including cash that it can access through its subsidiary, Camphor, and the Company intends to raise capital to finance its operations for the next two years or more through either the sale or partial sale of its investment in Northern Lion, and/or through the private placement of shares.

(u)  Dilution from Outstanding Securities

As at June 28, 2007, there were 608,850 options at exercise prices ranging from $0.56 to $4.50 (expiring at various dates), and no warrants outstanding.  Of these, 198,850 options were issued in exchange for stock options of Camphor Ventures tendered to complete the acquisition of Camphor.  The stock options, if fully exercised, would increase the number of shares outstanding by 608,850. Such options, if fully exercised, would constitute approximately 1% (out of 60,332,381 shares (59,723,531 issued and outstanding, plus total options) respectively) of the Company's resulting share capital as at June 28, 2007. It is unlikely that options would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

 (v)   Conflicts of Interest

At the present time, except to the extent that Patrick Evans and Jennifer Dawson have Consulting Agreements with the Company (see “Item 6C - Board Practices”), none of the officers and directors are in a position of conflict of interest. However, certain officers and directors of the Company are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

(w) Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of Patrick Evans.  See “Item 7B -Related party transactions”, “Item 6C - Board Practices”, and “Item 10C- Material Contracts”. Loss of the key person could have a material adverse effect on the Company. The Company does not maintain key-man life insurance on Patrick Evans.

(x)   Fluctuations in Company Stock Prices

Prices for the Company's shares on the TSX and on the Amex, have been extremely volatile. The price for the Company's common shares on the TSX ranged from $3.05 (low) and $5.05 (high) during the fiscal year ended March 31, 2007, and from $2.15 (low) to $4.96 (high) during the fiscal year ended March 31, 2006.  The price on the Amex ranged from $2.70 US (low) and $4.40 US (high) during the fiscal year ended March 31, 2007, and from $1.70 US (low) to $4.26 US (high) during the fiscal year ended March 31, 2006.  Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

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

(y)  The Mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities.

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, the Company's ability to acquire additional attractive mining properties, should it decide to do so in the future, on terms it considers acceptable, may be adversely affected.

(z) De Beers Support

The exploration of the AK Property has been primarily funded by De Beers, and De Beers Canada has made an equity investment in the Company. However, there is no assurance that the level of support provided by De Beers will continue in the future.

          General

As the Company is a Canadian company, it may be difficult for U.S. shareholders of the Company to effect service of process on the Company or to realize on judgments obtained against the Company in the United States.  Some of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service of process within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's Canadian executive officers or directors.

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

444965, a wholly-owned subsidiary of Glenmore Highlands Inc., (Glenmore being a former controlling shareholder of the Company as defined under the Securities Act, British Columbia) prior to the MPV Amalgamation, was incorporated under the laws of British Columbia on August 20, 1993. Prior to the MPV Amalgamation, 444965's only material asset consisted of a 40% undivided interest in the AK-CJ Properties.

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

Glenmore had two wholly-owned subsidiaries, Baltic Minerals BV, incorporated in the Netherlands, and Baltic Minerals Finland OY, incorporated in Finland. Pursuant to the Arrangement Agreement, these companies became wholly-owned subsidiaries of the Company.

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

Mountain Glen was voluntarily dissolved on August 4, 2004.

Pursuant to the repeal of the British Columbia Company Act and its replacement by the British Columbia Business Corporations Act (the "New Act"), the Company transitioned to the New Act and adopted new Articles of Incorporation. On September 20, 2005, the Company’s shareholders approved a special resolution for the continuance of the Company into Ontario, and the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Company is domiciled in Canada.

The names of the Company's subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this Annual Report, are as follows:

Name of Subsidiary	Date of Incorporation	Juridiction of Incorporation
Baltic Minerals BV	January 26, 1996	The Netherlands
Baltic Minerals Finland OY	May 18, 1994	Finland
Camphor Ventures Inc.	May 9, 1986 (as Sierra Madre Resources Inc.)	British Columbia, Canada

The subsidiaries of the Company, represented diagrammatically, are as follows:

The Company's registered, records and executive office is at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4.  The Company’s administrative and executive office is at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4, the telephone number is (416) 361-3562, and the fax number is (416) 603-8565.

The Company's initial public offering on the Vancouver Stock Exchange ("VSE") was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company listed its shares on the Toronto Stock Exchange ("TSX") (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the Vancouver Stock Exchange (now known as the TSX Venture Exchange and prior to that, as the Canadian Venture Exchange ("CDNX")) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on the Amex under the symbol MDM. Prior to April 4, 2005, the Company's shares traded on the OTCBB under the symbol "MPVI". The Company is also registered extra-provincially in the Northwest Territories, and is a reporting issuer in British Columbia, Ontario and Alberta. The Company files reports in the United States pursuant to Section 13 of the Securities Exchange Act.

Principal Capital Expenditures and Divestitures

There are no principal capital expenditures and divestitures currently in progress.

Takeover offers

There were no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares during the last and current financial year, except as discussed under “Acquisitions and Dispositions” relating to Camphor Ventures.

Acquisitions and Dispositions

On October 10, 2002, the Company granted an option for the acquisition by Vision Gate Ventures Limited (now known as Northern Lion Gold Corp.) of a 70% interest in its Haveri Gold Property, which was not considered to be a property that was material to the Company. On October 4, 2004, the Company agreed to exchange the Company's 30% interest in the Haveri Gold Property for 4,000,000 common shares of Northern Lion Gold Corp. The shares were subject to a two-year hold period and there are volume restrictions on re-sale thereafter.

On July 5, 2006, the Company announced that it had entered into an agreement with certain Camphor Ventures Inc. (“Camphor”) shareholders to acquire approximately 33.5 percent of the issued and outstanding shares of Camphor through a private agreement exempt share exchange on the basis of 0.3975 Mountain Province shares for each Camphor share. The acquisition was completed on July 24, 2006.

On January 19, 2007 the Company announced that Camphor had accepted an offer letter from the Company in terms of which the Company offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor Ventures on the basis of 0.41 Mountain Province common shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Company’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Company’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor.  The Notice expired June 19, 2007 and the Company took up the balance of the Camphor shares.  Camphor Ventures has been de-listed and is now a wholly owned subsidiary of Mountain Province.

B.	Business overview.

1.1     Introduction

The Company is a natural resource property exploration and development company. The Company has interests in several natural resource properties, the most significant and principal property being a 49% interest (including the 4.9% interest of Camphor) in the AK Property located in the Northwest Territories. See "Item 4D - Property, plants and equipment".

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

During 1996, the Company completed a 104-tonne mini-bulk sample from the 5034 kimberlite pipe. The results indicated an average grade of 2.48 carats per tonne. During 1997, the Company concluded a joint venture agreement (the "Letter Agreement") with Monopros, a wholly-owned subsidiary of De Beers, and now known as De Beers Canada Exploration Inc., Camphor Ventures Inc., and other parties, and further amended it (as the Gahcho Kué Joint Venture Agreement) in 2002, to develop the AK-CJ Properties. The Letter Agreement granted De Beers the sole and exclusive right and option to acquire a 51% ownership interest in the Property in consideration of incurring certain expenditures.

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

On March 8, 2000, the Company agreed to extend the feasibility study decision date and De Beers Canada agreed to carry all exploration, development and other project costs.

On August 4, 2000, De Beers Canada presented the desktop study to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company was left with a 44.1% interest and Camphor. with a 4.9% interest in the AK-CJ Properties. The main conclusion of the desktop study was that only a 15 percent increase in diamond revenues was needed for De Beers Canada to proceed to the feasibility stage.

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

During 2002, the Company concluded a new joint venture agreement (the “Gahcho Kué Joint Venture Agreement”) among Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Exploration Inc.  This agreement provides that De Beers Canada could earn up to a 55% interest in the project by funding and completing a positive definitive feasibility study. The agreement also provides that De Beers Canada could earn up to a 60% interest in the project by funding development and construction of a commercial-scale mine.

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

At the end of July 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which supported confidence in longer-term diamond price projections. In November 2003, the Joint Venture Management Committee approved a budget of approximately $25 million for a pre-feasibility study which started in January 2004.

The pre-feasibility study was completed in mid-2005. The projected profitability levels were sufficiently encouraging to support the Joint Venture’s decision to proceed to the next phase of permitting and advanced exploration to improve the resource confidence and input data for mine design to support a definitive feasibility study. On July 11, 2005, De Beers reported an increase in the modeled value of the diamonds for the Gahcho Kué project with the modeled values increasing by approximately 6, 7 and 8 percent for the Tuzo, Hearne and 5034 pipes respectively.

On July 25, 2005, the Joint Venture announced that De Beers had approved a budget of $38.5 million for the environmental assessment and permitting process and for an advanced exploration program. On November 29, 2005, the Joint Venture had submitted an application with the Mackenzie Valley Land and Water Board for permits required to construct and operate a diamond mine at Gahcho Kué. The permit applications have been submitted to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment.

On January 12, 2006, the Joint Venture announced details of the advanced exploration program which commenced in February 2006 and was projected to be completed by May 2006. Inadequacies on the part of the casing drill contractor resulted in the failure of the 2006 bulk sampling programs at Tuzo and the 5034 North Lobe. The 2006 core drilling program was successful and laid the groundwork for an extended core drilling program at Tuzo during the summer of 2006. The 2006 core drilling program confirmed the presence of flaring of the Tuzo kimberlite to depth. The program also confirmed the presence of kimberlite between the 5034 South Lobe and the Wallace Anomaly and also between the 5034 South Lobe and the 5034 West Lobe.

On December 19, 2006, the Joint Venture announced the details of a $30 million 2007 work program designed to conduct extensive core drilling over the Tuzo kimberlite pipe; complete a review of the 2005 pre-feasibility study; and advance the permitting for the Gahcho Kué project.

For further particulars, reference should be made to “Item 4D - Property, plants and equipment - Principal Properties - Resource Properties”.

As of June 30, 2000, the Company, through the amalgamation of its wholly-owned subsidiary, Mountain Glen, with Glenmore, acquired the principal properties of Glenmore, namely, the Haveri and Sirkka gold properties, which are located in Finland, and indirect interests in the Telegraph and Springtime Property located the United States. The Sirkka, Telegraph and Springtime claims all lapsed in 2002/2003. The Company's interests in the Ketza River Property and Molanosa Projects have also lapsed. The Company has a 50% interest (acquired pursuant to an option/joint venture agreement with Opus Minerals Inc., now known as First Strike Diamonds Inc. on July 13, 1998) in claims held by Opus Minerals Inc. in the northern end of the Baffin Island. The property values for these claims have been written off and the Baffin Island property is no longer of interest to the Company. The Company also acquired a group of seven claims in northeastern Manitoba on March 20, 2001. Five of the seven claims lapsed in 2003, and the remaining two, in 2004. The Company does not regard the properties, other than the AK Property, as material, and they are only briefly discussed in this annual report. The Haveri property was joint-ventured with Northern Lion Gold Corp. (formerly known as Vision Gate Ventures Limited) and in October 2004, the Company's remaining 30% interest in the Haveri property was exchanged with Northern Lion Gold Corp. for 4,000,000 of the latter's common shares. For further particulars, reference should be made to “Item 4D - Property, plants and equipment - Other Properties”.

On July 5, 2006 the Company announced that it had entered into an agreement with certain Camphor shareholders to acquire approximately 33.5 percent of the issued and outstanding shares of Camphor through a private agreement exempt share exchange on the basis of 0.3975 Mountain Province shares for each Camphor share. The acquisition was completed on July 24, 2006.

On January 19, 2007, the Company announced that Camphor had accepted an offer letter from the Company in terms of which Mountain Province offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor on the basis of 0.41 Mountain Province common shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Company’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Company’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor.  The Notice expired June 19, 2007, and the Company took up the rest of the shares.  Camphor Ventures has been de-listed and is now a wholly owned subsidiary of Mountain Province.

Foreign Assets

Until the Arrangement with Glenmore Highlands Inc., with the exception of the Maris Project (which has been dropped because the claims have lapsed) all of the Company's assets were located in Canada (see Item 4D - Property, plants and equipment - Principal Properties). Since the Arrangement, the Company has not generated any revenue from operations. Pursuant to the Arrangement, the assets of Glenmore, including properties in Finland, were acquired by Mountain Glen, and are now held by the Company, pursuant to the winding up of Mountain Glen's affairs. The Haveri Gold Property in Finland has now been transferred to Northern Lion Gold Corp.. See “Item 4A - History and development of the Company - Acquisitions and Dispositions”.

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

The Company may be bound to sell its diamonds from the AK-CJ Properties to The Diamond Trading Co., pursuant to the terms of the Gahcho Kué Joint Venture Agreement (see “Item 4B - Business Overview - Description of Business - Historic Corporate Development”). The Diamond Trading Company in turn sells its rough diamonds to their customers.

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

See “Item 4A - History and development of the Company - The Corporate Organization”.

D.	Property, plants and equipment.

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property, which is located in the Canada’s Northwest Territories, which is in the permitting and advanced exploration stage and there are no reserve estimates at this time. All other estimates have been made by De Beers and De Beers Canada.

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

Description of Property

  Administrative Offices

The Company's administrative office is located at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4. The Company considers these premises suitable for current needs.

Mineral Properties

Of the Company's properties, the AK Property is currently under the most intense development because of the discovery of the Kennady Lake Kimberlite Field and is considered to be the Company's only principal property.

Location and Access

GAHCHO KUÉ LOCATION MAP (2007)

The AK Property, located in the Mackenzie District of the Northwest Territories, is centred near 63° 30' north and 109° 30' west. It is situated between Fletcher Lake and Walmsley Lake to the east, Kirk Lake to the north, and Margaret Lake to the west. The property lies 150 kilometers south-southeast of the main Dia Met Minerals Ltd. ("Dia Met") and BHP Diamonds Inc. ("BHP") discoveries at Lac de Gras and 275 kilometers east-northeast of Yellowknife. The major prospects are in the area of Kennady Lake.

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

Acquisition - Joint Venture Agreement

The AK Property, acquired in August 1992, consists of 132 contiguous claims, which total 310,175 acres, in the Mackenzie Mining District, NWT. The AK Property forms a nearly rectangular block, which is about 25 kilometers north-south by 50 kilometers east-west.  All of the claims comprising the AK Property are federal and have been taken to lease and are in good standing with no legal impediments. Annual lease payments are made to the federal government to maintain the title over the AK Property.  De Beers, as operator, is responsible for the payment of the lease amounts for the Gahcho Kué claims.  Mountain Province pays about $15,000 Canadian annually for the other five leases it holds directly.

Until August 3, 2000, the AK Property and the CJ Property (together the "AK-CJ Properties") were held by the Company, as to 90%, and by Camphor Ventures Inc. ("Camphor"), as to 10%. In March 1997, Old MPV, 444965 and Camphor announced the Letter Agreement with Monopros (now De Beers Canada) in connection with the AK-CJ Properties. Operatorship by De Beers Canada was to occur immediately and operatorship by Canamera was effectively terminated at that time.

Pursuant to the Letter Agreement dated March 6, 1997, and subsequently replaced by the Gahcho Kué Joint Venture Agreement in 2002, De Beers could earn up to a 60% interest in the AK-CJ Properties in exchange for conducting an exploration program on the property and a bulk sampling program on one or more new kimberlites, completing a feasibility study on one or more kimberlites, and funding the development and construction of a commercial mine. On completion of a bulk sampling program, and if De Beers Canada committed to proceed with a full feasibility study, De Beers Canada would earn an initial 51% interest, increasing to a 56% or 60% interest (depending on alternative arrangements on financing the feasibility study) on the commencement of commercial production. If on completion of the full bulk-sampling program, De Beers Canada did not commit to proceeding with a feasibility study, De Beers Canada would earn only a 30% interest and the Company and Camphor would continue to control the AK-CJ Properties.

Concurrently with entering into the Letter Agreement, De Beers Canada subscribed for 209,644 units of Old MPV at a price of $4.77 per unit, each unit consisting of one common share of Old MPV and one non-transferable warrant to purchase one additional common share of Old MPV at $6.36 per share exercisable before March 6, 1999.

Under the agreement, De Beers Canada had until September 15, 1999 to elect to purchase a 51% interest in a 3% gross overriding royalty against production from the property from the Company (as to 90%) and Camphor (as to 10%). This purchase was completed in November 1999.

Pursuant to an amending agreement dated December 17, 1999, the Letter Agreement was amended with respect to costs of Stages 1, 2, 3 and 4 of the Joint Venture Program. Also, as of December 7, 1999, the joint venture parties entered into an Area of Interest Agreement, in respect of acquisition from third parties in the designated Area of Interest, being a five kilometer zone as measured from the boundary of the claims comprising the AK-CJ Properties.

Pursuant to an agreement reached at a meeting on March 8, 2000, the parties agreed to amend the Letter Agreement to clarify funding obligations between the parties and to enable the parties to defer the feasibility study decision date in order to give time to De Beers Canada to investigate several conventional and alternative mining scenarios to be the subject of the desktop study. As a result, De Beers Canada agreed to fund all exploration, development and other project costs going forward, effective immediately and would earn a 51% interest upon completion of the desktop study. The Company had been paying 49% (combined Company and Camphor Ventures costs) of all project costs since July 1999.

On August 4, 2000, the desktop study was presented to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company was left with a 49% interest (combined Company and Camphor Ventures interests) in the AK-CJ Properties. The CJ Property substantially lapsed in November 2001 with the remaining CJ Property claims lapsing on August 17, 2002.

In August 2002 De Beers took 30 of the AK claims to lease. These claims contain all the kimberlite discoveries at and in Kennady Lake, MZ Lake and in the Kelvin-Faraday area.  In 2005, the Joint Venture decided to retain four leases for the development of the Gahcho Kué project; the Company decided to retain five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.  The four leases retained for the development of the Gahcho Kué project are lease numbers 4341, 4199, 4200, and 4201.  These represent, respectively, claim numbers AK 89, AK 90, AK 91, and AK 92.  These four claims represent about 10,295 acres.

Mountain Province (outside of the Joint Venture with De Beers) has the following five claims with their respective claim numbers - AK 81, AK 84, AK 85, AK 86 and AK 93.  These five claims represent about 12,555 acres.

Gahcho Kué Joint Venture and Mountain Province Diamonds Claims

N
W
E
S
7044000 mN
7042000 mN
7040000 mN
7038000 mN
7036000 mN
7034000 mN
7032000 mN
7030000 mN
AK 81
AK 84
AK 85
AK 86
FARADAY
KELVIN
AK 93
AK 92
AK 91
AK 90
AK 89
GAHCHO KUÉ
CLUSTER
Kimberlite
Campsite
UTM gridline (NAD27 zone 12N)
Gahcho Kué Project
Other Mountain Province claims
0
2000
4000
metres
584000 mE
586000 mE
588000 mE
590000 mE
592000 mE
594000 mE
596000 mE
598000 mE
600000 mE
602000 mE
604000 mE
606000 mE

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

MAP - LOCATION OF PIPES

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

Diamond recoveries by caustic fusion of drill core from the 5034-kimberlite pipe were performed by The Saskatchewan Research Council and Canamera. Results in terms of "carats per tonne" and "number of macros per ten kg" are of similar magnitude to the results reported by Dia Met, Aber and Ashton from the Lac de Gras area. The results were encouraging enough for a mini-bulk sample in 1996.

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

Table 1

Diamond Recoveries by Heavy Media Plant from a "Mini-Bulk"
Test of Drill Core Samples from the 5034 Kimberlite

	Sample Weight (Tonnes)	Weight Macros>1.0 mm	Macro Carats per Tonne
Description		(Carats)	(1,000 Kg)
5034 Kimberlite Pipe:	Bulk Sample: Heavy Media Separation Plant
Canamera	24.6	75.9	3.09
Canamera	79.0(1)	181.1(1)	2.29(1)
Summary	3,895 Stones	257 Carats	0.065 Carats/Stones

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

The 1997 drilling program, consisted of land based core holes and air drill holes, which were targeted with the geophysical survey. Three new diamondiferous kimberlite pipes were discovered. The Tesla kimberlite, about 1.0 kilometers north-northwest of the 5034 kimberlite, was discovered in May 1997. The Tuzo kimberlite and Hearne kimberlite, about 0.6 kilometers north-northwest and 1.08 kilometers southwest of the 5034 kimberlite pipe, respectively, were discovered in August 1997. The 1997 objectives of De Beers Canada were achieved with the discovery of the Tesla, Tuzo and Hearne kimberlite pipes. However, although a limited amount of drilling was undertaken outside the Kennady Lake Kimberlite Field, no new kimberlites were found. Thus, the exploration program for 1998 was designed to focus on the further evaluation of the Hearne, Tuzo, Tesla and 5034 kimberlites, as well as the discovery of the sources of the many known indicator mineral dispersion trains.

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

Feasibility Study Decision - 2000

When the results as set out in Table 6, above, were obtained, both De Beers Canada and the Company agreed on March 8, 2000, that it was unlikely that the agreed upon rate of return would be achieved from the mining of the 5034, Hearne and Tuzo pipes, using the conventional open pit mining method. As a result, the Company agreed to extend the feasibility study decision date and De Beers Canada has agreed to carry all exploration, development and other project costs. Prior to March 8, 2000, the Company had been paying 49% (combined Company and Camphor Ventures) of all project expenses since July 1999. De Beers Canada, in the meantime, conducted a desktop study to investigate several alternative mining scenarios in order to minimize capital and working costs associated with the possible mining of the Kennady Lake pipes. The results of that desktop study were presented to the Company on August 4, 2000. The study showed that the modeled rate of return for the mining of the three main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in diamond revenues of approximately 15% to achieve the agreed upon rate. A management committee was constituted and it was decided that the best options to advance the project were an additional bulk sample and additional exploration. The bulk sample was completed in May 2001 and the exploration in June 2001.

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

Kimberlite recovered from the Faraday-Kelvin bodies were sent for acid dissolution in Kimberley, South Africa. The micro-diamonds recovered per square sieve size are shown in Table 7 (i.e., the number of micro-diamonds that did not pass through each of the square mesh sieves). The two largest diamonds for the Kelvin body are 8.9 and 8.5 points (one point is one-hundredth of a carat). Diamonds larger than the 0.5 x 0.5 mm square sieve size are called "macro-diamonds". The number of macro and micro-diamonds recovered for both the Faraday and Kelvin bodies and their size-frequency distribution is very similar to that for the 5034 and Hearne pipes in Kennady Lake (representative micro-diamond results for the 5034 and Hearne pipes are also shown in the table). Those pipes have average grades of 1.67 carats per tonne.

Table 7: Micro-diamonds recovered from the Faraday and Kelvin bodies compared to representative samples from the Hearne and 5034 pipes.

Square mesh Size (mm)	Kelvin: 184kg Number of diamonds	Faraday : 40kg Number of diamonds	Hearne: 128kg Number of diamonds	5034: 160kg Number of diamonds
2	5	1	2	4
1	9	0	10	10
0.5	11	5	17	23
0.3	44	11	46	37
0.212	65	12	77	68
0.15	139	21	83	138
0.104	73	24	143	218

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

The recovered kimberlite from all intersections was sent for petrographic analysis and micro-diamond recovery and the results are shown on Table 8.

Table 8: Micro-diamonds from the Faraday, Kelvin and Hobbes kimberlite bodies

Square Mesh Size (mm)	Faraday-1b 33kg Number of diamonds	Faraday -2 65 kg Number of diamonds	Kelvin-1b 65 kg Number of diamonds	Kelvin-2 16 kg Number of diamonds	Hobbes-216 kg Number of diamonds
2.36	0	1	0	0	0
1.70	0	2	0	0	0
1.18	1	2	2	0	0
0.85	0	6	4	0	0
0.60	1	7	6	0	0
0.425	0	17	14	3	1
0.300	3	21	24	4	2
0.212	11	41	40	4	4
0.150	8	47	60	4	2
0.100	2	50	53	19	4

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

The table below shows the weighted average modeled values per carat for the three pipes in August 2004 and June

Name of Pipe	August 2004 Modeled Value Per Carat (US $ per Carat)	June 2005 Modeled Value Per Carat (US $ per Carat)
5034	$ 79.20	$ 85.70
Hearne	$ 65.00	$ 70.00
Tuzo	$ 53.00	$ 56.00

The pre-feasibility study was completed in mid-2005. The projected profitability levels were sufficiently encouraging to support the Joint Venture’s decision to proceed to the next phase of permitting and advanced exploration to improve the resource confidence and input data for mine design to support a definitive feasibility study. On July 11, 2005, De Beers reported an increase in the modeled value of the diamonds for the Gahcho Kué project with the modeled values increasing by approximately 6, 7 and 8 percent for the Tuzo, Hearne and 5034 pipes respectively.

The table below summarizes the 2005 Gahcho Kué Resource Statement.

Cautionary Note to U.S. Investors concerning estimates of Indicated and Inferred Resources. This section uses the terms "indicated" and "inferred resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in. rare cases.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

2005 GAHCHO KUÉ RESOURCE STATEMENT

Pipe Resource	Category	Tonnes	Carats	Grade (cpht)(1)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135
 (1)Resource cutoff is 1.5 mm

On July 25, 2005, the Joint Venture announced that De Beers had approved a budget of $38.5 million for the environmental assessment and permitting process and for an advanced exploration program.

On January 12, 2006, the Joint Venture announced details of the advanced exploration program which commenced in February 2006 and was completed by May 2006. . Inadequacies on the part of the casing drill contractor resulted in the failure of the 2006 bulk sampling programs at Tuzo and the 5034 North Lobe. The 2006 core drilling program was successful and laid the groundwork for an extended core drilling program at Tuzo during the summer of 2006.  The 2006 core drilling program confirmed the presence of flaring of the Tuzo kimberlite to depth. The program also confirmed the presence of kimberlite between the 5034 South Lobe and the Wallace Anomaly and also between the 5034 South Lobe and the 5034 West Lobe.

On December 19, 2006, the Joint Venture announced the details of a $30 million 2007 work program designed to conduct extensive core drilling over the Tuzo kimberlite pipe; complete a review of the 2005 pre-feasibility study; and advance the permitting for the Gahcho Kué project.

On May 30, 2007, the Joint Venture announced details of an $8 million 2007 summer bulk sampling program. Under this program a land-based large diameter (5.75 inches) core drilling program at the 5034 North Lobe will be undertaken.  This program will be used to extract approximately 100 carats to confirm micro to macro relationships being used to evaluate the 5034 North Lobe.  Current indications are that five large diameter core holes over 1,500 meters should be sufficient to recover the approximate 60 tonnes required for recovery of the 100 carat sample.  In addition, geochemical analysis and thin section work will be completed on the five holes drilled into the East Lobe during the 2007 winter core drill program.  This analysis will be used to confirm continuity between the two lobes. Confirmation of the kimberlite continuity will allow the extrapolation of diamond revenue data from the 5034 East Lobe to the North Lobe.  The results of the above work will be used with existing data to raise the resource confidence of the North Lobe from Inferred to Indicated.

Permitting

In November 2005, De Beers, as operator of the Gahcho Kué Joint Veture, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the MacKenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced and Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers’ application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB has now commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué project in early June 2007, calling for comments from interested parties by July 11, 2007.  The draft Work Plan anticipates that the EIR of the Gahcho Kué project will be completed by mid-2009, although the MVEIRB emphasizes that the dates reported are target dates only, and the schedule is subject to change.  The impact on the project’s development schedule is not yet known.

Project Costs to Date and Planned Future Costs

The following table outlines the costs to date, their source of funding, and the planned future costs.

Period of Time	Amount (1)
January 1, 1997 to December 31, 2005	$ 80,097,783
Expenses January 1, 2006 to December 31, 2006	33,409,897
Approved Budget January 1, 2007 to December 31, 2007	35,493,800
Projected Expenses January 1, 2008 to December 31, 2011	783,020,000
TOTAL - approximately	$ 932,021,480
(1) As provided by the Operator, De Beers Canada Inc., and subject to review by the Company

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

The following discussion of the financial condition and operating results of the Company should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Discussion and analysis set forth below covers the results obtained under GAAP in Canada. A significant difference between Canadian and U.S. GAAP exists with respect to accounting for mineral property acquisition and exploration costs which have been capitalized under Canadian GAAP but are required to be expensed under U.S. GAAP when incurred until such time as commercially mineable deposits are determined to exist within a particular property. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 11 to the consolidated financial statements.

Fiscal Year ended March 31, 2007 compared to Fiscal Year ended March 31, 2006

The Company had a loss of $ 1,961,263 (or $0.04 per share) for the fiscal year ended March 31, 2007, compared to a loss of $2,199,888 (or $0.04 per share) for the same period ended March 31, 2006.

$480,000 of the loss was due to the Company’s write down of its long term investment related to Northern Lion Gold Corp. in the quarter ending December 31, 2006, and $143,266 represents the Company’s approximately 33.8% share of the loss of Camphor.

Operating expenses were $1,361,937 for the year ended March 31, 2007 compared to $1,132,061 for the same period ended March 31, 2006.

Increased consulting fees for the year (2007 - $476,754; 2006 - $309,217) include fees paid to Patrick Evans as President & CEO for the year of $150,000, and to Jennifer Dawson as CFO and Corporate Secretary of $94,200, as well as fees associated with consulting by third parties for the Gahcho Kué Joint Venture, consulting support services, and for regulatory requirements.  The consulting fees for the year ended March 31, 2006 included fees paid to the former President & CEO Jan Vandersande until November 2005 ($102,100, including $17,200 of medical benefits paid), to Patrick Evans for his part-year service as the new President & CEO ($56,100), for recruiting for the President position ($45,000), to Elizabeth Kirkwood, the Chair of the Board, CFO and a director for consulting ($12,000), for other consulting support services ($11,200), and for consulting by third parties for the Gahcho Kué Joint Venture ($81,400).

The incremental professional fees of $198,628 for the year ended March 31, 2007 compared to $166,150 for the same period of the prior year included audit and tax fee accruals and payments of $81,700 (2006 - $74,600), legal costs for general corporate matters and the acquisition of approximately 33.5% of common shares of Camphor Ventures in July 2006 in the amount of about $83,700 (2006 - $75,000), and approximately $30,000 for outsourced accounting services (2006 - $16,550).

Also contributing to the net loss for March 31, 2007 is stock-based compensation expense of $186,921 (2006 - $314,879) as a result of options granted in November 2005 and January 2006 which vested during the year.

Directors’ fees and benefits of $56,101 for the year ended March 31, 2007 include directors’ fees of $37,500, net of an overaccrual of the year ending March 31, 2006 of $12,917, related payroll costs, as well as medical and dental benefits paid on behalf of the former President & CEO in the amount of $23,750.  The $37,500 for the year ended March 31, 2006 was an accrual for directors’ fees for the year.

Promotion and investor relations expense has increased from March 31, 2006’s level of $108,184 to $124,467 for the year ended March 31, 2007 as a result of the retainer paid until mid-November 2006 to an investor relations firm ($53,000), printing and mailing costs for the annual general meeting materials (approximately $48,000), and non-recurring charges for website development and other investor relations work for approximately $24,000.

Transfer agent and regulatory fees for the year ended March 31, 2007 are greater than those of March 31, 2006 (2007 - $190,121; 2006 - $99,794) as a result of increased TSX ($14,100) and Amex fees ($45,000) associated with the issuance of Company shares in exchange for Camphor shares in July 2006, as well as increased charges for increased communications in the form of press releases ($32,723), and generally increase filing services and fees over the prior year.

Office and miscellaneous expenses (2007 - $80,998; 2006 - $54,053) reflect the increased cost of rent for premises in the amount of approximately $12,000 for the Company’s head office starting in December 2006, increased insurance costs, and other general increases in costs associated with increased activity.

Fiscal Year ended March 31, 2006 compared to Fiscal Year ended March 31, 2005

The Company had a loss of $2,199,888 (or $0.04 per share) for the fiscal year ended March 31, 2006 (“fiscal 2006”), compared to income of $1,531,244 (or $0.043 per share) for the same period ended March 31, 2005 (“fiscal 2005”).

Other than operating expenses, the majority of this loss was due to the Company’s write down of $1,080,000 in its long term investment related to Northern Lion Gold Corp.  Operating expenses were $1,132,061 for the year ended March 31, 2006 compared to $848,502 for the same period ended March 31, 2005. Increased consulting fees for the year (2006 - $309,217; 2005 - $141,586) were somewhat offset by lower professional fees (2006 - $166,150; 2005 - $235,680) in the year.  Included in consulting fees were the amounts paid to Jan Vandersande in his capacity as the former President and CEO until October 31, 2005 in the amount of $102,127 (2005 - $131,905), and to Patrick Evans as President and CEO from November 7, 2005 to the yearend in the amount of $56,074 (2005 - $nil) as well as recruitment costs and the outside engineering and other consulting associated with the Gahcho Kue Joint Venture. The incremental professional fees for 2005 included costs associated with listing the Company on Amex with trading beginning April 4, 2005.  Also contributing to the net loss for March 31, 2006 is stock-based compensation expense of $314,879 (2005 - $189,400) as a result of options granted during the year to an officer of the Company, as well as increased directors’ fees and honorarium of $37,500 for March 31, 2006 compared to $2,700 for the year ended March 31, 2005.  Promotion and investor relations expense increased from March 31, 2005’s level of $30,503 to $108,184 for the year ended March 31, 2006 as a result of increased promotion and investor relations activity.  Regulatory and filing fees during the year ended March 31, 2006 are less than those of March 31, 2005 (2006 - $99,794; 2005 - $114,459) with the completion of the Amex listing application in the March 31, 2005 fiscal year.  Office and miscellaneous expenses (2006 - $43,647; 2005 - $89,941) were down due to cost cutting measures taken in the year ending March 31, 2005, and low ongoing administration costs for the Company.

B.	Liquidity and capital resources.

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $179,550 at March 31, 2007 ($808,267 as at March 31, 2006), and cash and cash equivalents of $179,970 ($845,452 at March 31, 2006).  The Company had no long-term debt at either March 31, 2007 or March 31, 2006.  The Company does not incur any direct costs in connection with the Gahcho Kué Project as De Beers Canada is responsible for all exploration, development, permitting and construction costs to commercial production.

The Company intends to raise capital to finance its operations for the next two years or more through either the sale or partial sale of its investment in Northern Lion, and/or through the private placement of shares. As well, it has access to cash and other liquid investments held by Camphor.

During the year, the Company received $888,450 by issuing 650,000 shares upon the exercise of various stock options (2006 - $634,850 issuing 465,000 shares upon the exercise of options).

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kué Project, if placed into production.  There is no assurance that the property will be developed or placed into production.

It is anticipated that the cash and cash equivalents on March 31, 2007, as well as the Company’s access to the funds in Camphor, provide the Company with sufficient funds until mid-summer 2007. Although the Company has received funds from the exercise of stock options and warrants in the past and the exercise of some outstanding options, which are currently in the money, could conceivably  extend that date into calendar 2008, there is no assurance that such stock options will be exercised in which case the Company will consider undertaking an equity financing.  It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

As at June 28, 2007, the Company has 608,850 stock options outstanding which are exercisable at prices between $0.56 and $4.50 per share.  If all of the stock options were exercised, the Company would receive proceeds of $1.28 million, but there is no assurance that these will be exercised and such exercise cannot be considered to be part of the Company's financing strategy. If all of the options were exercised, to which no assurance can be given that all or any will be exercised, these funds would be available to the Company as working capital.

C.	Research and development, patents and licenses, etc.

The Company does not engage in any research and development activities and has no patents or licenses.

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

The Company has no contractual obligations relating to debt or lease obligations as at March 31, 2007.

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

Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venturer decisions and developments, market prices of minerals, the Company's plans and intentions with respect to its assets, and other industry and competitor developments.

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

The Company believes that it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable and that economically recoverable reserves will be discovered. The costs of further exploration of the AK Property claims are being borne by De Beers Canada.

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

The Company's long term investment of shares in Northern Lion Gold Corp. is considered to be impaired if a decline in value is considered to be other than temporary. During the year ended March 31, 2006 and the quarter ended December 31, 2006, the Company wrote down its investment equal to the quoted market price of the Northern Lion Gold Corp. shares at each of those points in time, as it considered the decline in the investment to be other than temporary.

Effect of Inflation

In the Company's view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations, or net earnings.

U.S. Generally Accepted Accounting Principles

U.S. GAAP differs in some respects from Canadian GAAP, as applied to the Company. Reference should be made to Item 3A - Selected Financial Data, and Note 11 to the Consolidated Financial Statements of the Company for a description and quantification of material measurement differences between Canadian GAAP and U.S. GAAP.

Item 6.       Directors, Senior Management and Employees

A.	Directors and senior management.

The following table lists, as of June 28, 2007, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment	Age
Jonathan Comerford	Chairman and Director(1)(2)(3)	Chairman of the Company since May 11, 2006 and Director since September 21, 2001.	35
Patrick Evans	President, Chief Executive Officer and Director	President and director of the Company since November 15, 2005.	52
Jennifer Dawson	Chief Financial Officer	Chief Financial Officer since May 11, 2006.	46
D. Harry W. Dobson	Director	Director since November 1, 1997	59
Elizabeth J. Kirkwood	Director	Director since September 21, 2001.	57
Peeyush Varshney	Director	Director since April 13, 2007.	40
Carl Verley	Director (1)(2)(3)	Director of Old MPV s ince December 2, 1986 and Director of the Company since November 1, 1997.	57
David E. Whittle	Director (1)(2)(3)	Direct or s in ce November 1, 1997	43

(1)	Member of the Company's Corporate Governance Committee
(2)	Member of the Company's Audit Committee.
(3)	Member of the Company's Compensation Committee.

The following is a description of the Company's directors and senior management. The information provided is not within the knowledge of the management of the Company and has been provided by the respective directors and senior officers.

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

A director of the Company since September, 2001 and Chairman since April 2006. Mr. Comerford is resident in Dublin, Ireland. Mr. Comerford obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin, in 1992. Mr. Comerford is Investment Manager at IIU Limited (since August, 1995). Jonathan Comerford represents the Company's largest shareholder, Bottin (International) Investments Ltd., on the Company's board.

Patrick C. Evans, B.A., B.Sc.

President, CEO and a director of the Company since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. He was a career diplomat from 1979 to 1998. In 1999, he was appointed a Vice President of Placer Dome Inc. and a non-executive director of SouthernEra Resources Ltd.  In 2001 he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited. In 2004, he was appointed President, CEO and a director of Southern Platinum Corp, which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc., which was acquired by Eramet S.A. in May 2006. Mr. Evans is a director of First Uranium Corp. and SouthernEra Diamonds Inc.

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

D. Harry W. Dobson

A director of the Company since November 1997.  He is a resident of Monaco. Mr. Dobson was the founder and chairman of American Pacific Mining Company Inc. and a director of Breakwater Resources Ltd. until 1991. Subsequent to 1991, Mr. Dobson served as Deputy Chairman of the Board and a director of Lytton Minerals Limited. He is a former officer and director of 444965 B.C. Ltd., and served as a director and Chairman of Glenmore Highlands Inc.  Since October 2001, he has been a director and officer of Kirkland Lake Gold Inc.

Compensation for the directors has been approved effective April 1, 2005 at the following levels: the Chairman of the Board receives $10,000 per annum, the Chairman of the Audit Committee receives $7,500 per annum, and all other Directors receive $5,000 per annum.  All are paid semi-monthly, in advance.

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been a director of the Company since September, 2001 and was past Chairman of the Board of the Company from January 2003 until April 2006.  She was also Chief Financial Officer of the Company from September 2003 until May 2006, and Corporate Secretary from November 2003 until May 2006. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood was the President and CEO of First Nickel Inc. (November 2003 to June 2006).  She is also a director of Canadian Shield Resources Inc. (since June 2005) and Everbright Capital Corporation (since June 2005). She has been a past director of Intrepid Minerals Corporation (April 1999 - July 2006), Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002), and a past director and officer of O.S.E Corp. (formerly Oil Springs Energy Corp. (July, 1993- June 2005), Hucamp Mines Limited (May 2001-May 2002), and First Strike Diamonds Inc. (October 1995 - March 2004).

Peeyush Varshney, LL.B.

Mr. Varshney has been actively involved in the capital markets since 1996 and is a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm.  He is currently a director or officer of several public companies listed on the TSX Venture Exchange and the Toronto Stock Exchange, including President and Director of Mantle Resources Inc. and Director of JER Envirotech International Corp.  He is also a director of The Varshney Family Charitable Foundation and is a member of the Business Families Center Advisory Board at the Sauder School of Business at the University of British Columbia (UBC). Mr. Varshney obtained a Bachelor of Commerce Degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from UBC.  He then articled at Farris, Vaughan, Wills & Murphy, of Vancouver, British Columbia, from 1993 to 1994 and has been a member of the Law Society of British Columbia since September 1994.

Carl G. Verley, B.Sc., P. Geol.

A director of Old MPV since December 1986 and a director of the Company since November 1997. He is a resident of British Columbia, Canada. Mr. Verley is a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. From August of 1990 to January 2002, he has served on the Board of Directors of Gee-Ten Ventures Inc.  He is a registered Professional Geoscientist with both the Association of Professional Geoscientists of Ontario and the British Columbia Association of Professional Engineers and Geoscientists. He has been a self-employed geologist since 1982. Since July 2003, he has been a director of La Plata Gold Corporation.

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

The Company has two executive officers (collectively, the "Executive Officers"): Patrick Evans, the President and CEO, and Jennifer Dawson, the Chief Financial Officer and Corporate Secretary.  For particulars on these executive officers, reference should be made to “Item 6A - Directors and Senior Management”.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is detailed in the table below:
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)

Patrick Evans(1) President and Chief Executive Officer (started November 1, 2005)	2007	Nil	Nil	$155,000	200,000(2)	Nil	Nil	Nil

Jennifer Dawson(3) Chief Financial Officer and Corporate Secretary (since May 11, 2006)	2007	Nil	Nil	$94,200	Nil	Nil	Nil	Nil

(1)     $150,000 was paid to Patrick Evans pursuant to a Consulting Agreement for his services as President and CEO, as well as a director’s fee of $5,000 for the year ended March 31, 2007.

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

(3)   $94,200 was paid to Jennifer Dawson pursuant to a Consulting Agreement for her services as CFO and Corporate Secretary for the year ended March 31, 2007.

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

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the- Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans	Nil	Nil	200,000/0	160,000/0
Jennifer Dawson (since May 11, 2006)	Nil	Nil	Nil/Nil	Nil/Nil

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at March 30, 2007, (ie. financial year end) was $4.23.

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

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next Annual General Meeting of the shareholders of the Company has been scheduled for September 12, 2007.

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

The current members of the Audit Committee are Jonathan Comerford, Carl Verley and David Whittle. Except for the chairman, David Whittle, the Audit Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term.

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

Corporate Governance Committee

The members of the Corporate Governance Committee are Jonathan Comerford (Chair), David Whittle and Carl Verley, a majority of whom are unrelated.

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

As at the end of the fiscal years March 31, 2007, March 31, 2006, and March 31, 2005, the Company had no full-time employees (not including the former President and CEO Jan Vandersande, the current President and CEO, Patrick Evans, the former CFO and Corporate Secretary, Elizabeth Kirkwood, and the current CFO and Corporate Secretary, Jennifer Dawson).  The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis.

De Beers Canada employs personnel who conduct the exploration, permitting and other activities on the AK Property.

E.	Share ownership.

The following table sets forth, as of June 28, 2007, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Name of Beneficial Owner (11)	Amount and Nature	Percentage(9) of Class (No. of shares, options + warrants held by owner divided by total issued and outstanding(10) plus no. of options held by owner multiplied by 100)
D. Harry Dobson(1)	1,192,510	2.0%
Patrick C. Evans(2)	269,500	*%
Carl G. Verley(3)	215,250	*%
Jonathan Comerford(4)	150,000	*%
Peeyush Varshney(5)	100,122	*%
Elizabeth J. Kirkwood(6)	60,000	*%
David E. Whittle(7)	25,600	*%
Officer and Directors as a Group(8)	2,012,982	3.4%

*     less than 1%

(1)	Includes 1,192,510 shares and nil options.

(2)
Includes 69,500 shares and 200,000 options (exercisable presently or within 60 days).  100,000 options are exercisable at a price of $2.63 per share and expire on November 1, 2010.  100,000 options are exercisable at a price of $4.50 per share and expire on January 30, 2011.

(3)	Includes 215,250 shares and nil options.

(4)	Includes nil shares and 150,000 options (exercisable presently or within 60 days). The options are exercisable at a price of $1.96 per share and expire on October 1, 2009.

(5)	Includes 50,922 shares and 49,200 options.

(6)
Includes nil shares and 60,000 options (exercisable presently or within 60 days). 10,000 options are exercisable at a price of $1.36 per share and expire on October 21, 2007 and 50,000 options are exercisable at a price of $1.96 per share and expire on October 1, 2009.

(7)	Includes 25,600 shares and nil options.

(8)	Includes 459,200 options (exercisable presently or within 60 days).

(9)	The calculation does not include stock options that are not exercisable presently or within 60 days.

(10)	Total issued and outstanding capital as at the close of June 22, 2007 was 59,723,531 shares.

(11)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a Stock Option Plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.       Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at June 28, 2007, the Company's issued and outstanding capital was 59,723,531 shares.

The Company is a publicly-owned corporation the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at June 28, 2007, the Company believes that approximately 14,389,836 of the issued and outstanding common shares were held by 82 shareholders with addresses in the United States.  A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at June 28, 2007) and percentage of shares, warrants and options held by the Company's major shareholders on a partially diluted basis.

The percentage ownerships for the major shareholders have decreased slightly because of new shares issued by the Company prior to June 28, 2007.

Name of Shareholder(1)	No. of Shares Held	Percentage of issued and outstanding share capital of 59,723,531 shares (as at June 28, 2007)
Bottin (International) Investments Ltd.	13,253,430	22.19%
(controlled by Dermot Desmond)
Desmond P. Sharkey	5,206,001	8.72%
Dublin, Ireland
De Beers Canada Exploration Ltd. (formerly Monopros Limited)	3,103,543	5.20%

(1)     The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named  shareholders.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

The Company is not directly or indirectly controlled by any enterprise and does not control, directly or indirectly, any other enterprises other than its subsidiaries listed under “Item 4A. Bottin (International) Investments Ltd.”, which is controlled by Dermot Desmond, has significant influence over the Company as its largest single shareholder: see “Item 7A - Major shareholders”, above.

Key management personnel of the Company are Patrick Evans, who is President and CEO, and Jennifer Dawson, who is Chief Financial Officer and Corporate Secretary. Patrick Evans is also a director of the Company. See “Item 6B - Compensation”.

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

During the year ended March 31, 2006, Elizabeth Kirkwood, in her individual capacity, also earned $10,000 for the director's fees in her capacity as Chairperson of the Board. Director fees were also earned by the following directors: David Whittle ($7,500 in his capacity as Chair of the Audit Committee), Carl Verley ($5,000), Patrick Evans ($5,000 prorated for part year service), Harry Dobson ($5,000) and Jonathan Comerford ($5,000).  Harry Dobson’s directors fees are pending payment but have been recorded by the Company.

During the year ended March 31, 2007, director fees were earned by the following directors: Jonathan Comerford ($10,000 in his capacity as Chair of the Board), David Whittle ($7,500 in his capacity as Chair of the Audit Committee), Carl Verley ($5,000), Elizabeth Kirkwood ($5,000), Patrick Evans ($5,000) and Harry Dobson ($5,000).

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

The Company has a Consulting Agreement with Patrick Evans for his services as President and CEO effective November 1, 2005.  The monthly consulting fee under the Consulting Agreement is $12,500, and in the year ended March 31, 2007, the Company paid a total of $150,000.

The Company signed a Consulting Agreement with Jennifer Dawson for her services as Chief Financial Officer and Corporate Secretary, effective May 11, 2006.  The Consulting Agreement is on a time-spent basis, and in the year ended March 31, 2007, the Company paid a total of $94,200.

There is no indebtedness between the directors and the Company other than amounts payable for director fees for April 1, 2005 to March 31, 2007 of $10,000 in total as described above.

For further particulars on related party transactions, see note 9 to the Company's Consolidated Financial Statements for the years ended March 31, 2007, 2006 and 2005, in Item 19 of this Annual Report.

C.	Interests of experts and counsel.

Not Applicable

Item 8.       Financial Information

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at March 31, 2007 and 2006 and for the fiscal years ended March 31, 2007, 2006 and 2005, accompanied by the report of our independent registered accounting firm.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.	Significant Changes.

There have been no significant changes to the Company since the end of last fiscal year.

Item 9.       The Offer and Listing.

A.	Offer and listing details.

The common shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on January 22, 1999. The Company's shares were delisted from the Vancouver Stock Exchange ("VSE", now known as the TSX Venture Exchange and before that, the Canadian Venture Exchange ("CDNX")) on January 31, 2000, and from the Nasdaq Smallcap Market on September 29, 2000. The Company's shares traded on the OTC-Bulletin Board ("OTCBB") under the symbol "MPVI" until June 1, 2005. Commencing on April 4, 2005, the Company's shares were listed for trading on the AMEX under the symbol "MDM".

The following tables set forth the reported high and low prices on the TSX, and for Amex, Nasdaq and/or OTCBB (combined for the period ended March 2006), for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and for the most recent six months.

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		AMEX / NASDAQ (1) / OTCBB
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2007	$5.05	$3.05	$4.40	$2.70
March 31, 2006	$4.90	$2.26	$4.26	$1.90
March 31, 2005	$2.68	$1.61	$2.00	$1.19
March 31, 2004	$3.00	$0.60	$2.25	$0.37
March 31, 2003	$2.26	$0.62	$1.55	$0.39

(1) The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the Company's shares began trading on the AMEX.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		Amex / OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2007	$4.46	$3.40	$3.79	$2.93
December 31, 2006	$4.65	$3.30	$4.10	$2.89
September 30, 2006	$4.20	$3.35	$3.73	$3.06
June 30, 2006	$5.05	$3.05	$4.40	$2.70
March 31, 2006	$4.96	$3.47	$4.38	$2.97
December 31, 2005	$3.73	$2.20	$3.25	$1.85
September 30, 2005	$3.05	$2.15	$2.55	$1.83
June 30, 2005	$3.44	$2.25	$2.81	$1.83

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		AMEX(1)
Month Ended	High	Low	High	Low
May, 2007	$5.95	$4.80	$5.50	$4.32
April, 2007	$5.40	$4.10	$4.85	$3.60
March, 2007	$4.35	$3.87	$3.75	$3.34
February, 2007	$4.46	$3.90	$3.79	$3.28
January, 2007	$4.26	$3.40	$3.65	$2.93
December, 2006	$4.62	$3.30	$4.10	$2.89

(1) On April 4, 2005, the Company's Common Shares began trading on the American Stock Exchange. On March 30, 2007 (being the last trading day for the year ended March 31, 2007), the closing price of the Common Shares on the TSX was $4.23 per share and on June 28, 2007 was $5.09. The shares commenced trading on AMEX on April 4, 2005 and the closing price of the Common Shares on March 30, 2007 was US$3.66 per share. The closing price on June 28, 2007 on the AMEX was US$4.80 per share.

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

The Company was amalgamated under the British Columbia Company Act (the "Company Act"), which has now been replaced by the British Columbia Business Corporations Act (the "BCA"). The BCA came into effect on March 29, 2004. The Company has completed its transition from the Company Act to the BCA and adopted new Articles which reflect the provisions of the BCA. The Company's Memorandum of Articles has been replaced by a Notice of Articles. Pursuant to the Shareholders special resolution on September 20, 2005 approving the continuance of the Company into Ontario, the Company continued under the laws of the Province of Ontario pursuant to Articles of Continuance dated May 8, 2006.

Powers, functions and qualifications of Directors

The powers and functions of directors are set forth in the Ontario Securities Act and in the Bylaws of the Company.

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

At the September 13, 2006 Annual and Special Meeting of the shareholders, a Shareholder Rights Plan dated August 4, 2006 was approved, ratified, confirmed and adopted by the shareholders of the Company in accordance with and subject to its terms and conditions.  The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any Take-Over Bid for the Company.

The Rights Plan is designed to discourage discriminatory or unfair Take-Over Bids for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited (or "hostile") Take-Over Bid for the Company.  The Rights Plan will encourage a person proposing to make, or who has made, a Take-Over Bid for the Company (an "Offeror") to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation, by creating the potential for substantial dilution of the Offeror's position.  The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any Take-Over Bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the Take-Over Bid on a fully informed basis.

The Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Company and may discourage certain transactions, including a Take-Over Bid for less than all the common shares of the Company.  Accordingly, the Rights Plan may deter some Take-Over Bids.

In addition, the Rights Plan Agreement provides that the continued existence of the Rights Plan must be ratified by a majority of the shareholders of the Company at a meeting of shareholders of the Company to be held not earlier than January 31, 2007 and not later than the date on which the 2007 annual meeting of shareholders of the Company terminate.

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

1.	Consulting Agreement with Patrick Evans, as President and CEO and director, effective November 1, 2005 at a monthly rate of $12,500.00.

3.	Consulting Agreement with Jennifer Dawson to act as Chief Financial Officer and Corporate Secretary, effective May 11, 2006 on a time-worked basis.

D.	Exchange controls.

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E, Taxation".

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2006 WTO Review Threshold is CDN$265,000,000.

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

Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$265,000,000 (in 2006) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

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

A brief description of certain provisions of the tax treaty between Canada and the United States, Canada-United States Income Tax Convention (1980), as amended, (the "Convention"),  is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under the Income Tax Act (Canada) (the "Canadian Tax Act"). The consequences, if any, of provincial, territorial, state, local or foreign taxes (other than Canadian federal income taxes) are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who, at all relevant times and for purposes of the Canadian Tax Act, is solely a resident of the United States for purposes of the Convention,  holds shares of common stock of the Company as capital property, deals at arm's length and is not affiliated with the Company, and, does not use or hold, is not deemed to use or hold shares of the common stock of the Company in, or in the course of, carrying on business in Canada. (a "U.S. Holder"). This summary is based on the current provisions of the Canadian Tax Act and the regulations to it and on the Company's understanding of the administrative practices of Canada Revenue Agency, in effect as of the date hereof, and takes into account all specific proposals to amend the Canadian Tax Act and regulations to it publicly announced by the Minister of Finance of Canada prior to the date hereof. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all.  This summary is not exhaustive of all potential Canadian federal income tax consequences to a U.S. Holder and does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision.. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian non-resident tax at the rate of 25 percent on amounts that are paid or credited or deemed under the Canadian Tax Act to be paid or credited as, on account or in lieu of payment of, or in satisfaction of dividends to a U.S. Holder by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the Canadian payor corporation.

The Convention generally exempts from Canadian non-resident tax dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the United States and are exempt from income tax under the laws of the United States.

The non-resident tax payable on dividends is to be withheld at source by the Company or people acting on its behalf.

Dispositions of Common Shares

Under the Canadian Tax Act, a U.S. Holder will generally not be subject to tax in respect of capital gains realised on the disposition or deemed disposition of shares of the common stock of the Company unless, at the time of disposition, the shares constitute "taxable Canadian property."

Shares of common stock of the Company will not constitute taxable Canadian property of a U.S. Holder at a particular time unless at any time in the 60 months immediately preceding the disposition of such shares 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length.

The Convention relieves U.S. Holders from liability for Canadian tax on capital gains derived on a disposition of shares that are "taxable Canadian property" unless

(c)
the value of the shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, or

(d)
the shareholder was an individual resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition of the shares, and at any time during the 10 years immediately preceding the disposition of the shares the individual was a resident of Canada, and the shares were owned by the individual when he or she ceased to be resident in Canada.

If a U.S. Holder realizes a capital gain or capital loss from a disposition of a share of common stock of the Company which constitutes taxable Canadian property for purposes of the Canadian Tax Act and is not otherwise exempt under the Convention, then the capital gain or capital loss is the amount, if any, by which the U.S. Holder's proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Holder's adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain (“taxable capital gain”) is included in income for Canadian tax purposes. The amount by which one half of a U.S. Holder's capital loss from the disposition of taxable Canadian property exceeds the taxable capital gain in a year may generally be deducted for Canadian tax purposes from taxable capital gains realized by the shareholder from the disposition of taxable Canadian property in the three years previous or any subsequent year, in the manner permitted under the Canadian Tax Act. A U.S. Holder whose shares do not constitute taxable Canadian property for purposes of the Canadian Tax Act should not be subject to Canadian income tax on any gain realized on the disposition of a share of the capital stock of the Company.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state, local or foreign, tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, not U.S. federal tax consequences other than income tax. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these and other tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid  by the Company generally may be taxed at the preferential tax rates applicable to long-term capital gains (generally, a 15% federal tax rate for 2007) if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (“PFIC”) (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is a "passive foreign investment company" (see more detailed discussion at "Additional Rules that May Apply to U.S. Holders-Passive Foreign Investment Company" below). Accordingly, the Company does not believe that it will be a QFC. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed below, additional U.S. tax consequences may arise on such a dividend under the PFIC rules. The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars)

Dividends Received Deduction

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income known as "baskets". Dividends paid by the Company generally will constitute "foreign source" income. In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. Unused foreign tax credits generally can be carried back one year and forward ten years. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments of dividends made on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

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

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it was a PFIC for the taxable year ended March 31, 2006 and that it will be a PFIC for the taxable year ending March 31, 2007. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

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

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax annually on such U.S. Holder's pro rata share of (a) net capital gain of the Company, which will be taxed as capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. A U.S. Holder that makes a QEF Election also must report certain information concerning the Company to the IRS.

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

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  A U.S. Holder will not recognize capital gain on the disposition of the shares and will be subject to tax under section 1291 if the U.S. holder owned the shares for any period when the Company was not a QEF with respect to the U.S. Holder, unless a purging election has been made immediately prior to the QEF election.

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

A U.S. Holder that makes a Mark-to-Market Election will include as ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

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

Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

The Company is required to file reports and other information with the SEC under the Exchange Act. Reports and other information filed by the Company with the SEC may be inspected and copied at the SEC's public reference facilities described above. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended prescribing the furnishing and content of proxy statements and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies.

Any of the documents referred to above can also be viewed at the offices of the Company's solicitors, Hodgson Russ, 150 King Street West, Suite 2309, Toronto, Ontario M5H 1J9.  All of the documents referred to above are in English.

I.	Subsidiary Information.

Not applicable.

Item 11.      Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. Certain of these shares are listed under current assets on the Company's balance sheet as at March 31, 2007 as "Marketable Securities" at an amount of $4,632. However, the quote market value of these shares at March 31, 2007 was $51,808.  The Company also owns 4,000,000 common shares of Northern Lion Gold Corp. This long-term investment has a carrying value of $920,000 as at March 31, 2007, with the quoted market value of such shares at March 31, 2007 being $1,200,000. The shares were subject to a hold period which expired February 27, 2007 and other selling restrictions subsequent to that date. Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

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

Item 12.      Description of Securities Other than Equity Securities

Not Applicable.

PART II
Item 13.      Defaults, Dividend Arrearages and Delinquencies.

There are none.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.      Controls and Procedures.

(a)	Disclosure Controls and Procedures.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the "Exchange Act" as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

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

The Corporate Governance Policy governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The 2006 Corporate Governance Policies address the following:

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

There were no waivers to the 2006 Corporate Governance Policies during fiscal 2007.  A copy of the 2006 Corporate Governance Policies is filed as Exhibit 11.1 to this Annual Report.

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

Aggregate audit fees billed in fiscal 2007 by KPMG were $60,182, and the Company was billed $50,000 for the fiscal year 2006.  All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. "Audit Related Fees" charged by KPMG during the fiscal period ended March 31, 2007 were $55,820 and $nil for March 31, 2006.  All such services were approved by the Audit Committee.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2007 by KPMG were $12,000 (2006 - $nil) pertaining to tax compliance.  These services were approved by the Audit Committee.

D.	All Other Fees

There were no other fees charged by KPMG during the fiscal periods ended March 31, 2007 and 2006.

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended March 31, 2007, have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Item 16D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases made by or on behalf of the Company or any affiliated purchaser of shares or other units of the Company's equity securities.

PART III

Item 17.        Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Material measurement differences between GAAP in Canada and GAAP in the United States applicable to the Company, are described in Note 11 to the Consolidated Financial Statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and filed as part of this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the financial statements.

For audited financial statements for Fiscal 2007, Fiscal 2006 and Fiscal 2005, please see Item 19 below.

Item 18.        Financial Statements.

Not Applicable.

Item 19.	Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the years ended March 31, 2007 and 2006 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2007 and 2006.

•	Consolidated Statements of Operations and Deficit for the years ended March 31, 2007, 2006 and 2005.

•	Consolidatd Statements of Cash Flows for the years ended March 31, 2007, 2006 and 2005.

•	Notes to the Consolidated Financial Statements.

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

Years ended March 31, 2007, 2006 and 2005

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

/s/ “Patrick Evans”
Patrick C. Evans
President and Chief Executive Officer

/s/ "Jennifer M. Dawson"
Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

June 22, 2007

Report of Independent Registered Public Accounting Firm

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 11 to the consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 22, 2007

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated  financial statements, when as a result of the correction of an error in the reconciliation from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles has been restated as described in Note 11(a) to the consolidated financial statements, and when there is a change in accounting principle that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 11(b).  Although we conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 22, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions or events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 22, 2007

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2007 and 2006

	2007	2006
Assets
Current assets
Cash and cash equivalents	$179,970	$845,452
Term deposit	275,000	-
Marketable securities (Note 3)	4,632	71,392
Amounts receivable	127,487	66,637
Advances and prepaid expenses	11,260	6,052
	598,349	989,533
Long-term investment (Note 4)	920,000	1,400,000
Investment in Camphor Ventures (Note 6)	7,519,747	-
Mineral properties (Note 7)	1,552,553	1,552,553
Deferred exploration costs (Note 7)	31,017,771	30,929,049
Equipment (Note 5)	7,407	3,153
Total assets	$41,615,827	$34,874,288
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$418,799	$181,266
Shareholders' equity:
Share capital (Note 8(b))	66,579,083	58,253,663
Contributed surplus (Note 8(d))	701,626	561,777
Deficit	(26,083,681)	(24,122,418)
Total shareholders' equity	41,197,028	34,693,022
Total liabilities and shareholders' equity	$41,615,827	$34,874,288

Nature of operations (Note 1)
Going concern (Note 1)
Subsequent event (Note 6)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Jonathan Comerford"	Director

“David Whittle”	Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

	2007	2006	2005
Expenses:
Amortization	$(1,675)	$(1,082)	$(2,136)
Consulting fees (Note 9)	(476,754)	(309,217)	(141,586)
Directors' fees and benefits	(56,101)	(37,500)	(2,700)
Interest and bank charges	(1,200)	(1,231)	(983)
Office and miscellaneous	(80,998)	(54,043)	(108,407)
Professional fees	(198,628)	(166,150)	(235,680)
Promotion and investor relations	(124,467)	(108,184)	(30,503)
Stock-based compensation (Note 8(c))	(186,321)	(314,879)	(189,400)
Transfer agent and regulatory fees	(190,121)	(99,794)	(114,459)
Travel	(45,672)	(39,981)	(22,648)
	(1,361,937)	(1,132,061)	(848,502)
Other earnings (expenses):
Gain on sale of mineral properties	-	-	4,226,634
Write-down of long-term investments (Note 4)	(480,000)	(1,080,000)	(1,860,000)
Interest income	23,940	12,173	13,112
Equity loss in investment in Camphor Ventures	(143,266)	-	-
	(599,326)	(1,067,827)	2,379,746
Net (loss) earnings for the year	(1,961,263)	(2,199,888)	1,531,244
Deficit, beginning of year	(24,122,418)	(21,922,530)	(23,378,874)
Adjustment on adoption of new accounting standard for stock based compensation (Note 2(i))	-	-	(74,900)
Deficit, end of year	$(26,083,681)	$(24,122,418)	$(21,922,530)
Basic and diluted (loss) earnings per share	$(0.04)	$(0.04)	$0.03
Weighted average number of shares outstanding	55,092,966	52,783,833	51,781,905

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

	2007	2006	2005
Cash provided by (used in):
Cash flows provided by (used in) operating activities:
Net (loss) earningsfor the year	$(1,961,263)	$(2,199,888)	$1,531,244
Items not involving cash:
Amortization	1,675	1,082	2,136
Stock-based compensation expense	186,321	314,879	189,400
Gain on sale of mineral properties	-	-	(4,226,634)
Write-down of long-term investments	480,000	1,080,000	1,860,000
Equity loss in investment in Camphor Ventures	143,266	-	-
Changes in non-cash operating working capital
Amounts receivable	(60,850)	(40,313)	(7,891)
Advances and prepaid expenses	(5,208)	30,827	(28,499)
Accounts payable and accrued liabilities	237,533	86,290	(177,770)
	(978,526)	(727,123)	(858,014)
Cash flows used in investing activities:
Deferred exploration costs	(88,722)	(63,379)	(37,106)
Investment in term deposit	(275,000)	-	-
Purchase of equipment	(5,929)
Costs associated with investment in Camphor	(205,755)	-	-
	(575,406)	(63,379)	(37,106)
Cash flows provided by financing activities:
Issuance of shares, net of share issue costs	888,450	634,850	981,730
Increase (decrease) in cash and cash equivalents	(665,482)	(155,652)	86,610
Cash and cash equivalents, beginning of year	845,452	1,001,104	914,494
Cash and cash equivalents, end of year	$179,970	$845,452	$1,001,104
Supplementary information:
Income taxes paid	$-	$-	$-
Non-cash transactions
Shares exchanged for Camphor shares (Note 4)	7,390,498	-	-
Shares issued in exchange for sale of Haveri property (Note 7(b))	-	-	4,340,000
Shares issued in exchange for sale of Baffin Island claim (Note 7(c))	-	-	39,000

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

1.         Nature of operations:

During the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with third parties (Note 7), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.  These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.         Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles and practices prescribed by the Securities and Exchange Commission, is included in Note 11.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less when acquired.

(c)	Marketable securities:

Marketable securities are carried at the lower of cost and quoted fair market value.

(d)	Long-term investments:

(i)  The long-term investment arose on the sale of mineral property interests in exchange for shares of the purchaser and is accounted for by the cost method since the Company does not have significant influence over the operating, investing and financing activities of the purchaser. Earnings from long-term investment are recognized only to the extent received. The investment is written down when there has been a loss in value that is other than a temporary decline.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

2.	Significant accounting policies (continued):

(d)	Long-term investments (continued):

(ii)  The investment in common shares of Camphor Ventures Inc. (“Camphor”) is accounted for using the equity method, as the Company has significant influence over Camphor's operating, investing, and financing activities.  Under the equity method, the investment in common shares of Camphor is recorded at cost and is adjusted periodically to recognize the Company's proportionate share of Camphor's net income or losses after the date of the investment, additional contributions made, and dividends received.

(e)	Mineral properties and deferred exploration costs:

Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made.  The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-126 – “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  Any resulting writedowns are charged to the statement of operations.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred.  While this guidance is applicable, its application did not result in impairment.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

2.	Significant accounting policies (continued):

(f)	Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate

Furniture and equipment	20%
Computers	30%

(g)	Asset retirement obligations:

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

As of March 31, 2007 and 2006, the Company has determined that it does not have material obligations for asset retirement obligations.

(h)	Stock-based compensation:

The Company expenses the fair value of all stock options, calculated using the Black-Scholes option pricing model, over the vesting period commencing April 1, 2004.

As permitted, effective April 1, 2004, the Company has adopted the fair value based method for employee and director stock options granted on or after April 1, 2002, on a retroactive basis without restatement of prior periods.The retroactive adoption of the changes discussed above resulted in an increase to opening deficit as at April 1, 2004 of $74,900 with respect to employee and director stock options granted in 2004 and 2003.

Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

(i)	Income taxes:

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

2.	Significant accounting policies (continued):

(j)	Earnings (loss) per share:

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

(k)	Foreign currency translation:

Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(l)	Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, advances and prepaid expenses, accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments are disclosed in Notes 3 and 4, respectively.

(m)	Use of estimates:

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

(n)	Comparative figures:

Certain of the prior year’s comparative figures have been reclassified to conform with the current year’s presentation.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

3.         Marketable securities:

The quoted market value of marketable securities at March 31, 2007 was $51,808 (2006 - $217,512).

4.         Long-term investment:

The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. (“Northern Lion”), acquired upon disposal of the Company’s remaining interest in the Haveri property (Note 7(b)). The Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. On acquisition in 2005, the Company recorded a gain on the sale in the amount of $4,187,634.  During the year ended March 31, 2007 and 2006, the Company recorded $480,000 and $1,080,000 respectively, as other than temporary write-downs of the investment in Northern Lion.

The quoted market value of the long-term investment at March 31, 2007 was $1,200,000 (2006 - $2,280,000).

5.         Equipment:

March 31, 2007	Cost	Accumulated Amortization	Net Book Value
Furniture	$11,088	$(9,803)	$1,285
Equipment	4,065	(4,065)	-
Computers	20,513	(14,391)	6,122
	$35,666	$(28,259)	$7,407

March 31, 2006	Cost	Accumulated Amortization	Net Book Value
Furniture	$11,088	$(9,481)	$1,607
Equipment	4,065	(4,065)	-
Computers	14,584	(13,038)	1,546
	$29,737	$(26,584)	$3,153

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

6.         Investment in Camphor Ventures Inc.:

During the year, the Company acquired 4,892,750 common shares of Camphor, representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares.  The investment in Camphor was valued at cost based on the closing price ($3.80) of Mountain Province common shares on July 24, 2006, the date the shares were issued. The Company already owned 100,000 common shares (previously reported under Marketable Securities) at a cost of $66,760, bringing its total shareholdings in Camphor to 4,992,750 common shares.

Mountain Province and Camphor are joint venture partners with De Beers Canada Inc. (“De Beers”) in the Gahcho Kué diamond project, located in Canada’s Northwest Territories. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent.

Since the Company and Camphor do not have co-terminous yearends, in the year ended March 31, 2007, the Company recognized the Company’s proportionate share of Camphor’s loss as at its year end of August 31, 2006 as well as its share of Camphor’s loss for the six months ended February 28, 2007, totaling approximately $143,000.

In January 2007, the Company entered into an agreement with the directors and officers of Camphor pursuant to which the Company would make an offer (the “Offer”) to acquire all of the outstanding common shares, options and warrants of Camphor on the basis of 0.41 Mountain Province common shares, options and warrants, as the case may be, per Camphor common share, option and warrant.  On February 23, 2007, the Company mailed its Offer to the shareholders of Camphor.

Subsequent to the year end, on April 4, 2007, the Company took up all common shares of Camphor that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer, resulting in the Company owning approximately 13,884,500 Camphor common shares, representing approximately 93.3% of Camphor’s shares outstanding on a non-diluted basis, and announced that it had elected to extend its Offer to acquire the remaining common shares of Camphor on the same basis, until close of business on April 16, 2007.  As a result of the extension of the Offer, Mountain Province took up an additional 339,391 common shares of Camphor tendered, giving Mountain Province ownership of approximately 14,223,900 shares of the Camphor, or 95.6% on a non-diluted basis. The Company issued 3,784,778 shares from treasury in exchange for the Camphor shares under the Offer.

On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to the remaining shareholders of Camphor to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired on June 19, 2007, and the Company took up the remaining balance of 653,752 Camphor shares in exchange for 268,038 shares issued by the Company.  As well, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

7.         Mineral properties and deferred exploration:

Acquisition costs:

	2007	2006
Gahcho Kué Project	$1,552,553	$1,552,553

Deferred exploration:
Gahcho Kué Project
Balance, March 31, 2004	$30,861,544
Exploration expenditures: Consulting and other professional services	4,126
Balance, March 31, 2005	30,865,670
Geophysical	3,220
Due Diligence	60,159
Balance, March 31, 2006	30,929,049
Consulting	77,801
Mining lease	10,921
Balance, March 31, 2007	$31,017,771

(a)        Gahcho Kué Project:

As of June 20, 2007, the Company holds a 49% interest (see Note 6) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Exploration Inc. (“De Beers Canada”) (51%) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

De Beers Canada has agreed to carry all costs incurred by the Joint Venture and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Decisions are made jointly (via a Management Committee consisting of two members each from De Beers Canada and the Company) as to the further progress of the project, and specifically the timing of a definitive feasibility study. Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a definitive feasibility study. If they do not proceed with the feasibility study, De Beers Canada’s interest will be diluted down to a 30% participating interest.

Upon completion of a definitive feasibility study funded by De Beers, De Beers’ interest in the Joint Venture shall increase to 55%.  Upon the commencement of commercial production, De Beers’ interest in the Joint Venture shall increase to 60%.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

7.         Mineral properties and deferred exploration (continued):

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

On November 26, 2003, the Joint Venture Management Committee approved the commencement of a pre-feasibility study on the Gahcho Kué Project. The estimated $25 million cost was borne entirely by De Beers Canada. The in-depth pre-feasibility study was completed in mid-2005 showing that an internal rate of return of 15% can be achieved and the project is proceeding with permitting and advanced exploration.

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

(c)        Baffin Island Project:

On September 27, 2004, the Company sold its interest in one remaining Baffin Island mining claim to Patrician Diamonds Inc. (“Patrician”) in exchange for 325,000 common shares of Patrician, the reservation of a 1% Net Smelter Royalty and the agreement to honour a 1% Net Smelter Royalty in favour of two stakeholders, which the Company has the unrestricted right and option to acquire upon payment of $1,000,000. The Company recorded a gain on the sale in the amount of $39,000, during the year ended March 31, 2005.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

8.	Share capital:

(a)        Authorized

                      Unlimited number of common shares without par value

(b)        Issued and fully paid:

	Number of
	Shares	Amount
Balance, March 31, 2004	51,202,111	$56,595,262

Adjustment on adoption of new accounting standard for stock-based compensation (Note 2(i))	-	20,314
Exercise of stock options	202,858	282,321
Exercise of warrants	1,205,878	699,409
Value of stock options exercised	-	10,480
Balance, March 31, 2005	52,610,847	57,607,786
Exercise of stock options	465,000	634,850
Value of stock options exercised	-	11,027
Balance, March 31, 2006	53,075,847	58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issued shares in exchange for shares in Camphor Ventures (Note 6)	1,944,868	7,390,498
Balance, March 31, 2007	55,670,715	$66,579,083

(c)        Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2007, there were 1,337,432 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

8.	Share capital (continued):

(c)           Stock options (continued):

The following presents the continuity of stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2004	1,327,858	$1.37
Granted (i)	200,000	$1.96
Exercised	(202,858)	$1.39
Balance, March 31, 2005	1,325,000	$1.48
Granted (ii)	200,000	$3.57
Exercised	(465,000)	$1.37
Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	$1.37
Balance, March 31, 2007	410,000	$2.73

The following are the stock options outstanding and exercisable at March 31, 2007.

Expiry Date	Black Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
October 21, 2007	$11,026	10,000	0.56 years	$1.36
October 1, 2009	189,400	200,000	2.51 years	1.96
November 1, 2010	180,100	100,000	3.59 years	2.63
January 30, 2011	321,100	100,000	3.84 years	4.50
	$701,626	410,000

There were no options which were not exercised and which expired during the years presented, nor were there any options which were forfeited during the years presented.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

8.	Share capital (continued):

(c)        Stock options (continued):

(i)
During the year ended March 31, 2005, the Company granted 200,000 options to directors of the Company at an exercise price of $1.96 per share, vesting immediately and expiring on October 1, 2009.  The Black-Scholes value of the options granted was $0.95 per option or $189,400 in aggregate.

(ii)
During the year ended March 31, 2006, the Company granted 200,000 options to an officer of the Company of which 100,000 are at an exercise price of $2.63 and 100,000 are at an exercise price of $4.50 per share.  These options vested 50% immediately and 50% vest one year after grant.  The Black-Scholes value of the options granted was $1.80 per option or $180,000 in the aggregate, and $3.211 or $321,100 in the aggregate, respectively.  These options expire November 1, 2010 and January 30, 2011 respectively.  During the year ended March 31, 2007, the Company recorded compensation expense of $52,519 (2006 - $127,571) for the first grant and $133,792 (2006 - $187,308) for the second grant, recognizing the remaining vesting of both grants.

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions

	2006	2005
Dividend yield	0%	0%
Expected volatility	84%-89.78%	50%
Risk-free interest rate	3.9%	4.1%
Expected lives	5 years	5 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

8.         Share capital (continued):

          (d)           Contributed surplus:

Amount
Balance, March 31, 2003 and March 31, 2004	$24,419
Adjustment on adoption of new accounting standard for stock-based compensation (Note 2(i))	74,900
Less: value of options exercised prior to adoption of new standard and value transferred to share capital	(20,314)
Recognition of stock-based compensation expense	189,400
Value on exercise of stock options transferred to share capital	(10,480)
Balance, March 31, 2005	257,925
Recognition of stock-based compensation expense	314,879
Value on exercise of stock options transferred to share capital	(11,027)

Balance, March 31, 2006	561,777
Recognition of stock-based compensation expense	186,321
Value on exercise of stock options transferred to share capital	(46,472)
Balance, March 31, 2007	$701,626

(e)           Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Plan”). The Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid. The Company is not currently aware of any pending or threatened take-over bid for the Company.

9.         Related party transactions:

As at March 31, 2007, $10,000 (2006 - $40,500) was owed to directors or companies controlled by directors of the Company, primarily for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing.

During the year ended March 31, 2007, the Company paid $nil (2006 - $24,000; 2005 - $40,050) for consulting, professional, management, property evaluation and administration services to directors and to companies in which directors have an interest.

During the year ended March 31, 2006, the Company entered into a consulting agreement with the President and CEO of the Company.  Compensation per the agreement is $12,500 per month.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

9.         Related party transactions (continued):

Effective May 11, 2006, the Company entered into a consulting agreement with a new Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expense for year ended March 31, 2007 is $150,000 (2006 - $56,074) accrued or paid to the President and CEO of the Company for services rendered, and $94,200 (2006 - $nil) accrued or paid to the CFO of the Company, each pursuant to consulting agreements with the President and CEO and the CFO respectively.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

10.       Income taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 34.25% for the years ended March 31, 2007 (2006 -36.12% and 2005 - 36.12%) to loss before income taxes.  The reasons for the differences are primarily as a result of the following:

	2007	2006	2005
Loss (earnings) before income taxes	$1,961,263	$2,199,888	$(1,531,244)

Tax recovery (payable) calculating using statutory rates	671,700	794,600	(553,000)
Earnings not subject to taxation or expenses not deductible for taxation	195,000	308,800	(359,000)
	476,700	485,800	(194,000)
Valuation allowance	(476,700)	(485,800)	194,000
Net future tax asset (liability)	$-	$-	$-

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

10.       Income taxes (continued):

          The components that give rise to future income tax assets and future tax liabilities are as follows:

	2007	2006	2005
Mineral properties and deferred exploration	$869,900	$682,300	$579,000
Loss carry forwards	810,200	1,962,200	2,168,000
Equipment	143,000	155,300	172,000
Long-term investment	590,000	503,100	308,200
Other	-	-	6,000
	2,413,100	3,302,900	3,233,200
Valuation allowance	(2,413,100)	(3,302,900)	(3,233,200)
Net future income tax asset (liability)	$-	$-	$-

At March 31, 2007, the Company has available losses for income tax purposes totaling approximately $2.7 million, expiring at various times from 2008 to 2016. Of the available losses, $1.7 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $35.6 million, which may be carried forward and utilized to reduce future taxable income. Included in the $35.6 million of tax pools is $24.9 million which can only be utilized against taxable income from specific mineral properties.

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) follows:

(a)        Mineral properties and deferred exploration costs:

Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Under Canadian GAAP these costs may be deferred.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(a)        Mineral properties and deferred exploration costs (continued):

During 2007, the Company became aware of an accounting error under US GAAP relating to $1,552,553 in mineral property costs which were incorrectly expensed in the US GAAP reconciliation in periods prior to March 31, 2004..  The correction of this error results in the restatement of Total Assets at March 31, 2006 such that mineral properties increased by $1,552,553 and the Deficit decreased by the same amount.  The reconciliations of Total Assets and Deficit in Notes 11(f)(i) and 11(f)(v) have been restated to reflect the corrected treatment of mineral property acquisition costs.  As the restatement related to periods prior to 2005, there is no impact to the previously reported loss (earnings) or cash flows for the years ended March 31, 2006 or 2005 under US GAAP.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)        Stock-based compensation

On April 1, 2006, the Company adopted the provisions of SFAS 123(R) on a modified prospective application for stock options granted.  Under the modified prospective transition method, compensation expense is recognized for all unvested stock options as of the date of adoption of SFAS 123(R) over the remaining service period during which an employee is required to provide service in exchange for the award.  The effect of applying SFAS 123(R) in fiscal 2007 on this basis results in the same stock-based compensation cost as has been recognized for Canadian GAAP.

Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation using the intrinsic value method of accounting for stock-based compensation as prescribed by APB Opinion 25.

For Canadian GAAP purposes, the Company adopted the fair value based method to all employee and director stock options granted on or after April 1, 2002, without restatement of prior periods.  An adjustment was made to contributed surplus and deficit as at April 1, 2004 in the amount of $74,900 to reflect the cumulative effect of the change in accounting policy.  An amount of $20,314 was also transferred from contributed surplus to share capital as at April 1, 2004 in respect of employee and director options exercised during the years ended March 31, 2004 and 2003.  In addition, the Company booked stock-based compensation during the year ended March 31, 2006 and 2005 of $314,879 and $189,400, respectively, for employee and director stock options.  Prior to the adoption of the fair value based method for Canadian GAAP, the stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP determined using an option pricing model, would cumulatively be $1,704,000 from the date of adoption of SFAS 123 to March 31, 2002.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

           (c)       Unrealized holding gains and losses on marketable securities, long-term investments:

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Company’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Company’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2007, there is a cumulative unrealized gain of $47,176 (2006 - $146,120; 2005 - $63,380) between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amounts of $8,704, $82,740,  and $13,450 for each of the years ended March 31, 2007, 2006, and 2005, respectively.

The Company's long-term investments are presented at the lower of cost or market value under Canadian GAAP and would also be accounted for as available-for-sale securities under US GAAP.  At March 31, 2007, there is a cumulative unrealized loss of $600,000 (2006 - gain of $880,000; 2005 - Nil) between the carrying value and fair value of long-term investments which has been recorded through comprehensive income for US GAAP purposes in the amounts of $280,000 (2006- $880,000; 2005 - Nil) for each of the years ended March 31, 2007, 2006 and 2005 respectively.

          (d)        Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

          (e)        Recent accounting pronouncements:

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”.  The interpretation is effective for fiscal years beginning on or after December 15, 2006.  The Company will adopt this interpretation on April 1, 2007, and is currently assessing the impact of the adoption on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute.  SFAS 157 also expands disclosures about fair value measurement.  This statement is effective for fiscal years beginning on or after November 15, 2007.  The Company will adopt this statement on April 1, 2008, and is currently assessing the impact of adoption on its consolidated financial statements.

Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“SFAS 155”) was issued in February 2006.  This statement allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings.   The statement is effective for fiscal years beginning after September 15, 2006.  The Company is currently reviewing the impact of this statement.

Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), was issued in February 2007.  The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions.  SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted.  The Company is currently reviewing the impact of this statement.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

           (f)        Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

As at March 31	2007	2006
		(restated - a)
(i) Total assets:
Total assets, under Canadian GAAP	$41,615,827	$34,874,288
Adjustment for deferred exploration costs (Note 11(a))	(31,017,771)	(30,929,049)
Adjustment for change in fair value of available-for-sale marketable securities (Note 11(c))	47,176	146,120
Adjustment for change in fair value of long-term investments (Note 11(c))	(600,000)	880,000
Total assets, under US GAAP	$10,045,232	$4,971,359
(ii) Share capital:
Share capital, under Canadian GAAP	$66,579,083	$58,253,663
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (Note 11(b))	(66,786)	(20,314)
Share capital, under US GAAP	$66,512,297	$58,233,349
(iii) Contributed surplus
Contributed surplus, under Canadian GAAP	$701,626	$561,777
Adjustment for grant of employee stock options (Note 11(b))	(457,807)	(504,279)
Adjustment on adoptions of new accounting standard for stock-based compensation (Note 11(b))	(74,900)	(74,900)
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (Note 11(b))	20,314	20,314
Adjustment for stock-based compensation (Note 11(b))	1,704,000	1,704,000
Contributed surplus, under US GAAP	$1,893,233	$1,706,912

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

        (f)         Reconciliation (continued):

As at March 31	2007	2006 (restated - a)
(iv) Accumulated other comprehensive income:
Adjustment for fair value of available for sale marketable securities (Note 11(c))	$47,176	$146,120
Adjustment for fair value of long-term investments (Note 11(c))	(600,000)	880,000
Accumulated other comprehensive income, under US GAAP	$(552,824)	$1,026,120
(v) Deficit:
Deficit, under Canadian GAAP	$(26,083,681)	$(24,122,418)
Adjustment for deferred exploration (Note (11(a))	(31,017,771)	(30,929,049)
Grant of stock options (Note 11(b))	504,279	504,279
Adjustment on adoption of new accounting standard for stock-based compensation (Note 11(b))	74,900	74,900
Adjustments for stock-based compensation (Note 11(b))	(1,704,000)	(1,704,000)
Deficit, under US GAAP	$(58,226,273)	$(56,176,288)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

           (f)        Reconciliation (continued):

Years ended March 31	2007	2006	2005
(vi) (Loss) earnings and (loss) earnings per share for the year: (Loss) earnings for the year, under Canadian GAAP	$(1,961,263)	$(2,199,888)	$1,531,244
Adjustment for deferred exploration expenditures (Note 11(a))	(88,722)	(63,379)	(4,126)
Adjustment to gain on sale of mineral property previously written-off (Note 11(a))	-	-	119,386
Adjustment for stock-based compensation Note (11(b))	-	314,879	189,400
Loss (earnings) for the year, under US GAAP	(2,049,985)	(1,948,388)	1,835,904
Other Comprehensive income: Change in fair value of available for sale marketable securities (Note 11(c))	8,704	82,740	13,450
Change in fair value of long-term investments (Note 11(c))	(600,000)	880,000	-
Comprehensive (loss) earnings, under US GAAP	$(2,641,281)	$(985,648)	$1,849,354
Basic and diluted (loss) earnings per share, under US GAAP	$(0.05)	$(0.04)	$0.04
(vii) Cash used in operating activities: Cash used in operating activities, under Canadian GAAP	$(978,527)	$(727,123)	$(858,014)
Adjustment for deferred exploration costs (Note 11(a))	(88,722)	(63,379)	(37,106)
Cash provided by (used in) operating activities under US GAAP	$(1,067,249)	$(790,502)	$(895,120)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

          (f)         Reconciliation (continued):

Years ended March 31	2007	2006	2005
(viii) Cash used in investing activities: Cash used in investing activities, under Canadian GAAP	$(575,405)	$(63,379)	$(37,106)
Adjustment for deferred exploration (Note 11(a))	88,722	63,379	37,106
Cash used in investing activities under US GAAP	$(486,683)	$-	$-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.

Date: June 29, 2007	By:	/s/ Patrick C. Evans
Name: Patrick C. Evans
Title: President, CEO and Director

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006.	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
14.1	Independent Qualified Person's Review and Technical Report dated June 16, 2003 entitled Gahcho Kué, Northwest Territories, Canada prepared by Malcolm L. Thurston, Ph.D., MAusimm	(3)
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	(3)

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