Form 20-F
period 2008-03-31
Mountain Province Diamonds Inc.
filed 2008-07-01
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report......................................

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
59,870,881

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

  ☒ Yes          ☐      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☐	Other ☒
as issued by the International Accounting
Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

  ☐ Yes          ☐      No

Not Applicable

TABLE OF CONTENTS

GLOSSARY		vi

GLOSSARY OF TECHNICAL TERMS		ix

PART I

Item 1	Identity of Directors, Senior Management and Advisors.	1

Item 2	Offer Statistics and Expected Timetable.	1

Item 3	Key Information.	1
A.	Selected financial data.	1
B.	Capitalization and indebtedness.	2
C.	Reasons for the offer and use of proceeds.	2
D.	Risk factors.	2

Item 4	Information on the Company.	9
A.	History and development of the Company.	9
B.	Business Overview.	11
C.	Organizational structure.	15
D.	Property, plants and equipment.	15

Item 4A	Unresolved Staff Comments	27

Item 5	Operating and Financial Review and Prospects.	27
A.	Operating results.	27
B.	Liquidity and capital resources.	29
C.	Research and development, patents and licenses etc.	29
D.	Trend information.	29
E.	Off-balance sheet arrangements.	30
F.	Tabular disclosure of contractual obligations.	30

Item 6	Directors, Senior Management and Employees.	31
A.	Directors and Senior Management.	31
B.	Compensation.	33
C.	Board practices.	35
D.	Employees.	36
E.	Share ownership.	36

Item 7	Major Shareholders and Related Party Transactions.	37
A.	Major shareholders.	37
B.	Related party transactions.	37
C.	Interests of experts and counsel.	38

Item 8	Financial Information.	38
A.	Consolidated Statements and Other Financial Information.	38
B.	Significant Changes.	38

Item 9	The Offer and Listing.	38
A.	Offer and Listing Details.	38
B.	Plan of Distribution.	39
C.	Markets.	39
D.	Selling Shareholders.	40
E.	Dilution.	40
F.	Expenses of the Issuer.	40

Item 10	Additional Information.	40
A.	Share capital.	40
B.	Memorandum and articles of association.	40
C.	Material contracts.	43
D.	Exchange controls.	43
E.	Taxation.	45
F.	Dividends and paying agents.	53
G.	Statement by experts.	53
H.	Documents on display.	54
I.	Subsidiary Information.	54

Item 11	Quantitative and Qualitative Disclosures About Market Risk.	54

Item 12	Description of Securities Other than Equity Securities.	55

v

 GLOSSARY

Affiliate has the meaning given to affiliated bodies corporate under the Ontario Business Corporations Act ;

AK Property means the claims known as the "AK claims" held by the Gahcho Kué Project;

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

Code means the United States Internal Revenue Code of 1986, as amended;

Company, MPV or Registrant means Mountain Province Diamonds Inc.;

De Beers means De Beers Consolidated Mines Ltd.;

De Beers Canada or Monopros means De Beers Canada Inc., formerly known as De Beers Canada Exploration Inc. and before that as Monopros Limited, a wholly-owned subsidiary of De Beers;

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

Exchange Act means the U.S. Securities Exchange Act of 1934;

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

MPV, Mountain Province, Company or Registrant means Mountain Province Diamonds Inc.;

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

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company as at March 31, 2008, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

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

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended March 31, 2008, 2007, 2006, 2005, and 2004.  Except as otherwise indicated, dollar amounts presented are equivalent under Canadian and United States generally accepted accounting principles.

	12 Months Ended March 31,
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	2008	2007	2006	2005	2004
Operating Revenue	nil	nil	nil	nil	nil
Interest Revenue	62	24	12	13	12
Working Capital	1,567	180	808	1,041	701
Net Earnings (loss) -
Under Canadian GAAP:	166	(1,961)	(2,200)	1,531	(1,813)
Under U.S. GAAP: (restated)	152	(2,049)	(1,948)	1,836	(1,223)
Basic and diluted earnings (loss) per share -
Under Canadian GAAP:	-	(0.04)	(0.04)	0.03	(0.04)
Under U.S. GAAP: (restated)	-	(0.05)	(0.04)	0.04	(0.02)
Total Assets -
Under Canadian GAAP:	66,764	41,616	34,874	36,038	33,514
Under U.S. GAAP (restated)	35,733	10,925	4,971	3,683	1,030
Total Liabilities	6,122	419	181	95	273
Share Capital
Under Canadian GAAP:	85,582	66,579	58,253	57,608	56,595
Under U.S. GAAP:	85,515	66,559	58,233	57,587	56,595
Net Assets -
Under Canadian GAAP:	60,642	41,197	34,693	35,943	33,241
Under U.S. GAAP (restated)	29,611	10,506	4,790	3,588	757
Number of Common Shares issued	59,870,881	55,670,715	53,075,847	52,610,847	*51,202,111

       *The 16,015,696 shares held by Mountain Glen, were cancelled and returned to treasury on March 30, 2004.

Restated figures include 2006 and prior years’ amounts under U.S. GAAP for the following: Net Earnings (loss) for 2004 and; Basic and diluted earnings (loss) per share for 2004, 2005, and 2006; Total Assets under U.S. GAAP for 2004, 2005, and 2006; and Net Assets under U.S. GAAP for 2004, 2005, and 2006.  These restatements are as a result of an accounting error for U.S. GAAP purposes.  Please see the audited consolidated financial statements of the Company for the year ended March 31, 2007 for more information.

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

The Average Rate is set out for each of the periods indicated in the table below.

2008	2007	2006	2005	2004
US$1.0327	US$0.8785	US$0.8376	US$0.7842	US$0.7412

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
December 2007	1.0216	0.9784
January 2008	1.0294	0.9905
February 2008	1.0188	0.9717
March 2008	1.0275	0.9841
April 2008	1.0268	1.0021
May 2008	1.0187	0.9840

On June 27, 2008, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1 Canadian = US$1.012.

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

(d)      Exploration and Development

The Company's properties are primarily in the advanced exploration and permitting stage. Drilling of the 5034, Hearne and Tuzo kimberlite pipes has been extensive and has now been completed.. There are no estimates of reserves. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results. Mine plans and processing concepts developed under the scoping and pre-feasibility studies are preliminary in nature. The estimated capital and operating costs developed under scoping and pre-feasibility studies are also preliminary in nature. Historically, pre-feasibility studies have tended to underestimate capital and operating costs.

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

(g)  History of Losses or Earnings

The Company has a history of losses and may continue to incur losses for the foreseeable future. During the years ended March 31, 2008, 2007, and 2006, the Company incurred net losses or earnings during each of the following periods:

•	$0.166 million net earnings for the year ended March 31, 2008.

•	$1.961 million net loss for the year ended March 31, 2007.

•	$2.200 million net loss for the year ended March 31, 2006.

As of March 31, 2008, the Company had an accumulated deficit of $25.9 million. There can be no assurance that the Company will ever be profitable.

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

(i)       Additional Funding Requirements

As of March 31, 2008, the Company had cash and term deposits of approximately $1.582 million and working capital of approximately $1.567 million. During the past three fiscal years ended March 31, 2008, the Company has used approximately $2.9 million in cash flows in operating activities including approximately $1.230 million during the fiscal year ended March 31, 2008, $0.978 million during the fiscal year ended March 31, 2007, and $0.727 million during the fiscal year ended March 31, 2006.

The Company's administrative and other expenses are expected to be approximately $1.3 million for the next year. The Company has sufficient working capital for administrative purposes for the next year, but may be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders' interests in the Company and to the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations.

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

(l)       Diamond Prices

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers, of South Africa, and from The Diamond Trading Co., (formerly known as the Central Selling Organization), a marketing agency controlled by De Beers. The price of diamonds dropped sharply after September 11, 2001 and has now recovered, but future prices cannot be predicted. , Between 2003 and 2006 diamond prices increased on average by approximately 15%. In 2007 rough diamond prices increased by an average of 25 % and in the first five months of 2008 by a further 11 percent. Current trends suggest an over demand for rough diamonds in the near to mid-term.

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

This Form 20-F includes "forward looking statements". A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this annual report, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such expectations may prove to be incorrect.

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

(t) Financing Risks

The Company's current operations do not generate any cash flow. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has successfully raised funds in recent years through share, option and warrant issuances. As at June 27, 2008, the Company had approximately $1.4 million in cash.  The Company’s annual operating costs are approximately $1.3 million, and in twelve months, it intends to raise capital to finance its operations through the private placement of shares.

(u)  Dilution from Outstanding Securities

As at June 27, 2008, there were 400,000 options outstanding at exercise prices ranging from $1.96 to $4.50 (expiring at various dates), and no warrants outstanding.  The stock options, if fully exercised, would increase the number of shares outstanding by 400,000. Such options, if fully exercised, would constitute less than 1% (out of 60,332,381 shares (59,932,381 issued and outstanding, plus total options) respectively) of the Company's resulting share capital as at June 27, 2008. It is unlikely that options would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

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

(x)  Fluctuations in Company Stock Prices

Prices for the Company's shares on the TSX and on the Amex, have been extremely volatile. The price for the Company's common shares on the TSX ranged from $3.79 (low) and $5.93 (high) during the fiscal year ended March 31, 2008, and from $3.05 (low) to $5.05 (high) during the fiscal year ended March 31, 2007.  The price on the Amex ranged from $3.54 US (low) and $5.49 US (high) during the fiscal year ended March 31, 2008, and from $2.70 US (low) to $4.40 US (high) during the fiscal year ended March 31, 2007.  Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

         (w)    Currency Rate Fluctuations

Feasibility and other studies conducted to evaluate the Company's properties are denominated in U.S. dollars, and the Company conducts a significant portion of its operations and incurs a significant portion of its administrative and operating costs in Canadian dollars. The exchange rate for converting U.S. dollars into Canadian dollars has fluctuated in recent years. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between the U.S. dollar and the Canadian dollar, and these fluctuations in the rates of currency exchange may materially affect the Company's financial position, results of operations and timing of the development of its properties. In particular, the recent strong increase in the value of the Canadian dollar compared to the U.S. dollar should be expected to have a material impact on projected future capital and operating costs, which could impact on the economic viability of the Gahcho Kué Project.

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

Acquisitions and Dispositions

On October 10, 2002, the Company granted an option for the acquisition by Vision Gate Ventures Limited (now known as Northern Lion Gold Corp.) of a 70% interest in its Haveri Gold Property, which was not considered to be a property that was material to the Company. On October 4, 2004, the Company agreed to exchange the Company's 30% interest in the Haveri Gold Property for 4,000,000 common shares of Northern Lion Gold Corp. The shares were subject to a two-year hold period and there were volume restrictions on re-sale thereafter.  The 4,000,000 common shares of Northern Lion Gold Corp. were sold in July 2007.

On July 5, 2006, the Company announced that it had entered into an agreement with certain Camphor Ventures Inc. ( “Camphor” or “Camphor Ventures”) shareholders to acquire approximately 33.5 percent of the issued and outstanding shares of Camphor through a private agreement exempt share exchange on the basis of 0.3975 Mountain Province shares for each Camphor share. The acquisition was completed on July 24, 2006.

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

AK-CJ Properties

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

During 1996, the Company completed a 104-tonne mini-bulk sample from the 5034 kimberlite pipe. The results indicated an average grade of 2.48 carats per tonne. During 1997, the Company concluded a joint venture agreement (the "Letter Agreement") with Monopros, a wholly-owned subsidiary of De Beers now known as De Beers Canada Inc., Camphor Ventures Inc., and other parties, and further amended it (as the Gahcho Kué Joint Venture Agreement) in 2002, to develop the AK-CJ Properties. The Letter Agreement granted De Beers the sole and exclusive right and option to acquire a 51% ownership interest in the Property in consideration of incurring certain expenditures.

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

On March 8, 2000, the Company agreed to extend the feasibility study decision date, and De Beers Canada agreed to carry all exploration, development and other project costs.

On August 4, 2000, De Beers Canada presented the desktop study to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company was left with a 44.1% interest and Camphor with a 4.9% interest in the AK-CJ Properties. The main conclusion of the desktop study was that only a 15 percent increase in diamond revenues was needed for De Beers Canada to proceed to the feasibility stage.

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

During 2002, the Company concluded a new joint venture agreement (the “Gahcho Kué Joint Venture Agreement”) among Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. (now De Beers Canada Inc.).  This agreement provides that De Beers Canada could earn up to a 55% interest in the project by funding and completing a positive definitive feasibility study. The agreement also provides that De Beers Canada could earn up to a 60% interest in the project by funding development and construction of a commercial-scale mine.

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

During 2006, 2007 and the winter of 2008, advanced exploration and permitting work continued on the AK Project.  For further particulars, reference should be made to “Item 4D - Property, plants and equipment - Principal Properties - Resource Properties”.

Other Properties

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

Acquisition of Camphor Ventures Inc.

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

Foreign Assets

Until the Arrangement with Glenmore Highlands Inc., with the exception of the Maris Project (which has been dropped because the claims have lapsed), all of the Company's assets were located in Canada (see Item 4D - Property, plants and equipment - Principal Properties). Since the Arrangement, the Company has not generated any revenue from operations. Pursuant to the Arrangement, the assets of Glenmore, including properties in Finland, were acquired by Mountain Glen, and are now held by the Company, pursuant to the winding up of Mountain Glen's affairs. The Haveri Gold Property in Finland has now been transferred to Northern Lion Gold Corp..  See “Item 4A - History and development of the Company - Acquisitions and Dispositions”.

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

On October 17, 2007, the Company entered into an agreement with the Government of the Northwest Territories pursuant to which it agreed to make available 10% of its share of the diamonds from the Gahcho Kué Project to the Northwest Territories diamond cutting and polishing facilities.

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

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property also known as the Gahcho Kué project, which is located in the Canada’s Northwest Territories, which is in the permitting and advanced exploration stage, and there are no reserve estimates at this time. All other estimates have been made by De Beers and De Beers Canada.

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

Unless otherwise stated, the technical information in this section is based upon Independent Qualified Person's Review and Technical Report dated as of June 16, 2003 (the "Technical Report") entitled "Gahcho Kué, Northwest Territories, Canada" prepared for the Company by Malcolm L. Thurston, Ph.D., M.Ausimm, which Technical Report is incorporated herewith by reference. The Technical Report has been filed with the Securities Exchange Commission in the United States and filed with the relevant Securities Commissions in Canada on SEDAR.  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Technical Report.

Description of Property

                 Administrative Offices

The Company's administrative office is located at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4. The Company considers these premises suitable for current needs.

                 Mineral Properties

Of the Company’s properties, the AK Property or Gahcho Kué project is currently under the most intense development because of the discovery of the Kennady Lake Kimberlite Field and is considered to be the Company's only principal property. The summary of the Gahcho Kué project, provided below, is from Malcolm L. Thurston’s 2003 Technical Report. Disclosure of more recent work on the project follows after the summary.

Mountain Province Diamonds Inc. (“MPV”) engaged AMEC E&C Services Ltd. (“AMEC”) to provide an independent Qualified Persons’ review of the 2003 Mineral Resource estimate and Preliminary Assessment of the Gahcho Kué project, as reported by MPV in the news release dated 15 April 2003. Located in the Northwest Territories of Canada, Gahcho Kué is a joint venture of De Beers Canada Exploration Inc. (“DBCEI” - formerly Monopros Ltd.), the wholly owned exploration arm of De Beers Consolidated Mines Limited (“De Beers”), Mountain Province Diamonds Inc., and Camphor Ventures Inc.. The work entailed the preparation of a Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the “Technical Reports”). Dr. Malcolm Thurston, an employee of AMEC, served as the Qualified Person responsible for preparing this Technical Report. Dr. Thurston visited the project site between 10 and 16 February 1999.

The Gahcho Kué project consists of four main diamondiferous kimberlite pipes: 5034, Hearne, Tuzo, and Tesla. Only the first three pipes contain sufficient diamond content to allow the estimation of mineral resources. The project is located at Kennady Lake, approximately 300 km east-northeast of Yellowknife in the District of Mackenzie, Northwest Territories, Canada. The property is 150 km south-southeast of the main Dia Met Minerals Ltd. and BHP Diamonds Inc. discoveries at Lac de Gras and 80 km east-southeast of the Snap Lake deposit. The Gahcho Kué project falls within the AK group (AK Property) of 21-year mining leases and mineral claims. The total area under tenure is 30,528 ha (74,128 acres). Except for the northernmost part of 5034, the main kimberlite pipes lie beneath Kennady Lake.

Acquisition - Joint Venture Agreement

Interest in the Gahcho Kué project is governed by the updated and expanded JV Agreement signed October 24, 2002 where DBCEI agreed to fund all ongoing exploration, development and other project costs, and would earn a 51% interest upon completion of a desktop study.  On August 4, 2000, the initial desktop study was presented to MPV, and DBCEI was deemed to earn a 51% interest in the project.  Consequently, MPV was left with a 44.1% interest and Camphor Ventures Inc. with a 4.9% interest.

Regional Geological Setting

The Gahcho Kué project kimberlite cluster occurs in the southeast Slave Craton, a small Archean nucleus within the North American Craton. Granite is the dominant lithology in the region. The project area is interpreted as being characterized by a granite-gneiss terrain intruded by a series of dykes. Along the eastern edge of the area, a clear geological boundary is interpreted to represent contact with meta-sediments that extend eastwards. The central portion is a structurally complex zone of folding and possible shears. The 5034, Hearne, Tuzo, and Tesla kimberlites all occur at the eastern edge of an interpreted south-closing fold-nose that has developed a radial fold-nose cleavage. The apparent south-closing fold is interpreted to open to the north-northeast; the dip direction is not known. The core of the fold is composed of granite and minor granodiorite. Northeast-trending axial-planar foliation associated with the fold is developed in gneiss.

Detailed Geological Setting

The Gahcho Kué kimberlite pipes are characterized by contrasting external pipe shapes and infill. The external shapes and internal geology of each body were modelled in three dimensions using commercial mine planning software (Gemcom). The variations in textures within the Gahcho Kué kimberlite pipe infills are important and thus are used to describe the rocks. The different textures result from different processes during the emplacement of the kimberlite magmas. The contrasting physical properties of the rocks correlate with the different textures and are reflected in various aspects of the project, ranging from DMS concentrates weights to clay content to country rock dilution. It is important to note that the textures can vary both within a single phase of kimberlite as well as between different phases of kimberlite.

Two textural end members dominate the pipe infills: hypabyssal kimberlite (HK) and tuffisitic kimberlite breccia (TKB). Each of the pipes also contains a significant amount of kimberlite displaying textures that are gradational between the end members. The textural gradation has been subdivided into four types: TKB, TKtB, HKt, and HK (t = transitional). The kimberlites grade from TKB to HK with increasing depth, within single phases of kimberlite.

The three main pipes at Gahcho Kué, 5034, Hearne and Tuzo, have contrasting pipe shapes. Tuzo has a circular plan view shape and a surface area of about 1.4 ha. The body is characterized by smooth, steep-sided pipe walls and is dominantly infilled with tuffisitic kimberlite breccia. Hearne consists of two bodies. Hearne South is a roughly circular pipe and is smaller than Hearne North, which is a narrow elongate pipe. The total surface area for the two bodies is about 1.5 ha. Both pipes have steep, smooth sidewalls. Hearne South is dominantly infilled with TKB and Hearne North with approximately equal amounts of hypabyssal kimberlite (HK) and TKB. The 5034 kimberlite has a very complex plan view shape and sub-surface structure with irregular pipe walls. Three lobes are exposed at the present surface, and the fourth, northern lobe is overlain by approximately 80 m of in situ country rock. The total surface area of 5034 is about 1.95 ha. The 5034 pipe is dominantly infilled with HK.

The composite geological model of the Gahcho Kué kimberlite pipes, as well as the shape and infill of the individual kimberlite pipes, is similar to that of the kimberlites in the Kimberley area of South Africa, but extremely different from many other Canadian kimberlites such as those found at Fort à la Corne, Attawapiskat, and Lac de Gras. The Gahcho Kué pipes are considered to be root-to-diatreme transition zones and therefore must have undergone significant erosion.

Drilling at Gahcho Kué served two purposes: kimberlite delineation and bulk sampling. Delineation work consisted of core drilling, generally NQ to HQ size, whereas bulk sampling was conducted by large-diameter reverse circulation drilling.

Work History

Since 1997, a total of 24 core holes have been drilled to delineate the Hearne kimberlite: 17 in Hearne North, six in Hearne South, and one that intersected both pipes. Two of these holes did not intersect kimberlite. In 1998, 19 reverse circulation (RC) test holes (140 mm diameter) were drilled into Hearne to collect a mini-bulk sample. Of these, 16 were located in Hearne North, one in Hearne South, and two holes intersected only granite. In 1999, another eight large-diameter (311 mm) holes were drilled into Hearne North and two into Hearne South. In 2001, three large-diameter (610 mm) holes were drilled into the northern half of Hearne North, and five more 610 mm holes tested Hearne North in 2002.

In 1995 and 1996, Canamera Geological Ltd. drilled 69 core holes and 43 PQ holes into 5034. A further 11 core holes and 17 RC holes were drilled by DBCEI between 1997 and 2002. Bulk sampling, using large diameter drilling, was carried out by DBCEI between 1998 and 2002. In 1998, seventeen holes (140 mm diameter) were drilled. Pipe coverage for these holes was good over the Centre Lobe only. In 1999, another thirteen holes (311 mm diameter) were drilled to a maximum depth of 300 m. These holes were drilled in a narrow corridor over the main part of the pipe. In 2001, three large-diameter holes (610 mm) were drilled in the East Lobe and one in the west neck of the Centre Lobe. In 2002, another six large-diameter holes were drilled located very close to 1999 holes.

Eight core holes were drilled between 1997 and 1999 at Tuzo. All of these were angled holes that were collared outside the kimberlite body. In 2002, seven vertical core holes were drilled into the pipe. Bulk sampling drilling took place in 1998 and 1999. Seventeen RC holes were drilled in 1998 to a maximum depth of 166 m and 11 large-diameter holes were drilled in 1999 to a maximum depth of 300 m. Since 1999, holes were surveyed by geophysical methods (calliper, magnetic susceptibility, and natural gamma). Confirmatory surveys of selected core and large-diameter drill holes of select boreholes were done by “Wellnav” gyroscopic surveying in 2002.

Diamond deposit grade and value are evaluated by their microdiamond and macrodiamond data. Microdiamond samples are collected from core drilling. Macrodiamond data are recovered from bulk samples from large-diameter drilling (LDD). The macrodiamond data are more critical. Key quality assurance and control steps implemented during the LDD work (1999, 2001, and 2002) consisted of caliper surveyed drill holes (for volume determination), geological reference samples taken at 1 m intervals, head feed granulometry samples collected and processed on site, underflow samples collected at regular intervals, and LDDH locations preceded by NQ core holes (2002 program only). A reverse-flood, airlift-assist drilling method employing nominal 610 mm diameter tricones was used in the 2001 and 2002 bulk sampling evaluation programs. This process greatly reduced diamond breakage during sample recovery in the LDD programs.

In creating the resource model, diamond drilling is used to outline the 3-D shape of the kimberlites, and large-diameter drilling (LDD) is used to assess grade. Where insufficient or no LDD has been carried out, the grade is estimated globally by rock type using microdiamond results from diamond drilling. Grade is estimated in carats per cubic metre (ct/m3) and then converted to cpht by applying a density value. For the West, Centre, and East lobes of 5034, local block estimates were created within the 3-D block model using the results of the LDD. A single estimate, based on microdiamond sampling, was made for the North Lobe, North Pipe, and South Pipe. Large-diameter drilling was used at Hearne. For Tuzo, an average grade per rock type was created using the results from microdiamond sampling. The diamond size distribution is obtained by modelling the micro and macrodiamonds from the pipes. This approach for resource estimation is consistent with accepted industry practice and is appropriate for the purposes of declaring a resource and reserve at Gahcho Kué.

Resource Estimate

The mineral resource at Gahcho Kué is classified according to the CIM definitions referred to in National Instrument 43-101 and conforms to the guidelines for “Reporting of Diamond Exploration Results, Identified Mineral Resources and Ore Reserves,” published by the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (NAPEGG). In classifying the resource, qualitative levels of confidence in volume estimation, sample quality, sample representivity, and estimation technique were considered.

The mineralization of the Gahcho Kué project as of March 2003 is classified as Indicated and Inferred mineral resources. The resources are shown by pipe in Table 1-1. The Gahcho Kué resources are summarized to an elevation of 110 masl. The resource grades are based on a 1.5 mm bottom cutoff.

GAHCHO KUÉ PROJECT LOCATION MAP (2007)

In August 2002, De Beers took 30 of the AK claims to lease. These claims contain all the kimberlite discoveries at and in Kennady Lake, MZ Lake and in the Kelvin-Faraday area.  In 2005, the Joint Venture decided to retain four leases for the development of the Gahcho Kué Project; the Company decided to retain five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.  The four leases retained for the development of the Gahcho Kué Project are lease numbers 4341, 4199, 4200, and 4201.  These represent, respectively, claim numbers AK 89, AK 90, AK 91, and AK 92.  These four claims represent about 10,295 acres.

Gahcho Kué Project and Mountain Province Diamonds Claims

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

MAP - LOCATION OF PIPES

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

The Company has issued press releases commenting upon recent results and activities at the Gahcho Kué project.  Such disclosure has been prepared under the supervision of Carl G. Verley, P.Geo. who serves as the Qualified Person in relation to such disclosure.

As originally reported by the Company in a news release dated November 16, 2005 titled “Mountain Province Diamonds Inc. Appoints New President and CEO”, De Beers Canada, operator of the Gahcho Kué Project, has provided the following summary of the Gahcho Kué Project:

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

Table 1-1 (updated) - 2005 GAHCHO KUÉ RESOURCE STATEMENT

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

2006 Advanced Exploration Program - Bulk Sampling at Tuzo and 5034 North Lobe; Core Drilling at Tuzo

On January 12, 2006, the Company announced details of the advanced exploration program at the Gahcho Kué project which commenced in February 2006 and was completed by May 2006. Inadequacies on the part of the casing drill contractor resulted in the failure of the 2006 bulk sampling programs at Tuzo and the 5034 North Lobe. The 2006 core drilling program was successful and laid the groundwork for an extended core drilling program at Tuzo during the summer of 2006.  The 2006 core drilling program confirmed the presence of flaring of the Tuzo kimberlite to depth. The program also confirmed the presence of kimberlite between the 5034 South Lobe and the Wallace Anomaly and also between the 5034 South Lobe and the 5034 West Lobe.

2006 Independent Diamond Valuation

Mountain Province contracted WWW International Diamond Consultants to perform an independent analysis of the bulk sample diamonds. The WWW report, which was prepared in June 2006, indicated an average price of US$83 per carat for the entire parcel. Mountain Province continues to use this WWW valuation of the diamonds as the valuation of the Gahcho Kué diamonds. Although Mountain Province has not updated its valuation of the Gahcho Kué diamonds since June 2006, it has been noted by independent analysts that average rough diamond prices increased by 25% during 2007 and by a further 11% during the first five months of 2008.

2007 Advance Exploration Program - Tuzo Core Drilling, Review of 2005 Pre-feasibility Study, Advancement of Permitting

On December 19, 2006, the Company announced the details of a $30.8 million 2007 work program designed to conduct extensive core drilling over the Tuzo kimberlite pipe; complete a review of the 2005 pre-feasibility study; and advance the permitting for the Gahcho Kué Project.

The Joint Venture undertook an extensive core drilling program at the Tuzo kimberlite over the winter of 2006/2007 as part of the $30.8 million 2007 budget for the Gahcho Kué Project.  The Tuzo core drilling program, which comprised 26 drill holes over 8,576 meters broadly covering a 35 meter grid pattern over the Tuzo kimberlite pipe, was designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource.  Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths. The results from the core drilling program are expected to be adequate to upgrade the Tuzo geological model during 2008.

The 2007 Tuzo winter core drilling program was completed in mid-April 2007, and was considered to be successful.  Preliminary results of the drill program indicate substantial flaring to depth of the Tuzo kimberlite. In addition, four of six deep (400 meter) drill holes terminated in kimberlite confirming substantial flaring and continuity of the Tuzo kimberlite to depth.

In addition, a five-hole core drilling program between the North and East lobes of the 5034 kimberlite was also completed successfully confirming the continuity of the kimberlite between the two lobes. According to De Beers Canada, confirmation of the kimberlite continuity provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.

2007 Summer Bulk Sampling Program of 5034 North Lobe

On June 1, 2007, the Company announced details of an $8.0 million 2007 summer bulk sampling program, approved by the Joint Venture in May 2007. Under this program, a land-based large diameter (5.75 inches) core drilling program at the 5034 North Lobe was undertaken.  This program was to be used to extract approximately 100 carats to confirm micro to macro relationships being used to evaluate the 5034 North Lobe.  Indications were that five large diameter core holes over 1,500 meters would be sufficient to recover the approximate 60 tonnes required for recovery of the 100 carat sample.  In addition, geochemical analysis and thin section work was to be completed on the five holes drilled into the East Lobe during the 2007 winter core drill program.  This analysis would be used to confirm continuity between the two lobes. Confirmation of the kimberlite continuity allowed the extrapolation of diamond revenue data from the 5034 East Lobe to the North Lobe.  The results of the above work were to be used with existing data to raise the resource confidence of the North Lobe from Inferred to Indicated.

On November 6, 2007, the Company announced, by way of a news release titled “Mountain Province Diamonds provides Gahcho Kué Diamond Project Update”, that the 2007 large diameter core drilling at the 5034 North Lobe concluded at the end of October 2007.  Five of the originally planned six large diameter core holes were completed, recovering approximately 33 tonnes of kimberlite. Despite the smaller than expected recovery of kimberlite, the project operator believes that sufficient diamonds were recovered to enable revenue modeling of the 5034 North Lobe to be completed to support the upgrade of the 5034 North Lobe to the “indicated mineral resource” category.

Based on the results of the 2007 core drilling program, announced by the Company on November 6, 2007, the project operator has provided the following kimberlite volume update for the Gahcho Kué Project:

Kimberlite	2005 Volume Estimate (‘000’s cubic meters)	2007 Volume Estimate (‘000’s cubic meters)	Difference
5034 Indicated Inferred	3,301 1,934	3,183 2,192	-4% +13%
Hearne Indicated Inferred	2,262 594	2,262 594	- -
Tuzo Inferred	4,337	5,080	+17%

•	Reported above 121 masl
•	Excludes 5034 kimberlite south-west corridor

2008 Tuzo Large-Diameter Drilling Bulk Sampling Program

On December 17, 2007, the Company announced that the 2008 Tuzo large-diameter drilling bulk sampling program had commenced.  The program used two 24-inch drill rigs, and was to drill a total of nine large-diameter holes to recover a diamond parcel of approximately 1,500 carats.  Seven of the holes were to be drilled to depths of approximately 100 meters and the remaining two holes to depths of approximately 300 meters.  The drilling commenced in late January 2008 and was expected to be completed within 60 days.

On March 19, 2008, the Company announced that the 2008 Tuzo large-diameter drilling bulk sampling program concluded successfully ahead of schedule, and that a total of nine holes had been drilled, with four holes to depths of approximately 100 meters, three holes to depths of approximately 125 meters, and two holes to depths of approximately 300 meters.  The Company also announced that the processing of the drill core at De Beers’ Grand Prairie facility commenced on February 23, 2008 and was expected to be completed by May 2008, at which point the concentrated kimberlite will then be processed to recover macro diamonds which, with the approximate 600 carats recovered from the prior year’s exploration, should provide a sufficiently large sample of approximately 2,000 carats to enable the Joint Venture to do accurate diamond revenue modelling for the Tuzo kimberlite.

Geology and Resource Models of Tuzo, 5034, and Hearne Kimberlites

While the Company announced on December 17, 2007 that De Beers Canada, the Gahcho Kué Project operator, had advised that the geology and resource models for Tuzo, 5034 and Hearne kimberlites would be released early in the second quarter of 2008, the Company announced on May 13, 2008 that the project operator had advised the Joint Venture that work on the updated geological and resource models is ongoing, and when the work is complete, it will be considered “interim” and will not be compliant with National Instrument 43-101 (“NI 43-101”), and thus in a form which will permit public disclosure to the Company’s shareholders.  Once the updated geological and resource models are available, the Company will consult with Mr. Carl Verley (the Company’s qualified person under NI 43-101 and the Ontario Securities Commission to establish what further work is required in order for the results of these updates to be made available to the Company’s shareholders.

On May 13, 2008, the Company announced that the project operator, De Beers, had advised that the concentration of the bulk sample had been completed ahead of schedule and that diamond recovery from the Tuzo bulk sample is taking place at De Beers’ GEMDL facility in South Africa, following which the entire Tuzo diamond parcel will be sent to the Diamond Trading Company (DTC) in London for cleaning and valuation.  Results from this program will be released as soon as they are available.

Conceptual Study Update

In mid-2006, the project Operator, De Beers, advised the Joint Venture that it would be conducting a review of the 2005 Study Report with a view to reducing the projected capital and operating costs. This review is ongoing.

On December 17, 2007, Mountain Province announced that it had been advised by De Beers that the update of the 2006 Gahcho Kué conceptual study would be completed by the second quarter of 2008. De Beers advised the Joint Venture in April 2008 that work on the updated study is ongoing. De Beers has also advised the Company that the updated study to be provided by the project operator will not be compliant with NI 43-101. Once the updated study is available, Mountain Province will address this issue with the Company’s technical advisors, JDS Mining, and the Ontario Securities Commission to establish what further work is required in order for the results of the update to be made available to Mountain Province shareholders.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB has now commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipated that the EIR of the Gahcho Kué Project will be completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change.  On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed.  The impact of the EIR on the project’s development schedule is not yet known.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the project operator, De Beers, advised the MVEIRB that the Joint Venture deferred the filing of the EIS, and now expects to file the EIS in late fall 2008.

On May 9, 2008, the project Operator, De Beers, addressed a letter to the MVEIRB stating: “In our letter of December, 2007, De Beers Canada Inc. anticipated that the Environmental Impact Statement (EIS) for the Environmental Impact Review of the Gahcho Kué Project would be filed in June 2008. Since that time the Gahcho Kué team has been focused on preparing an EIS that meets the Terms of Reference. The preparation of a draft EIS is nearing completion. However, the Joint Venture has taken the decision to defer filing of the EIS at this time. To assist with planning the Panel’s activities, we will notify the Board in advance of the expected filing date in the late fall of 2008.”

Project Costs to Date

The following table outlines the costs to date and their source of funding.

Period of Time	Amount (1)
January 1, 1997 to December 31, 2005	$ 80,097,784
Expenses January 1, 2006 to December 31, 2006	33,409,897
Expenses January 1, 2007 to December 31, 2007	38,372,876
Approved Budget January 1, 2008 to December 31, 2008	38,081,012
                 1) information provided by project operator, De Beers Canada Inc., and other disclosures

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

None.

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

Fiscal Year ended March 31, 2008 compared to Fiscal Year ended March 31, 2007

The Company’s net income for the year ended March 31, 2008 was $165,531, compared with a net loss of $1,961,263 or $0.04 per share, for the year ended March 31, 2007.  Before the Company’s tax recovery of $222,166, the net loss was $56,635. The net loss for the year ended March 31, 2008 includes the Company’s gain on sale of its 4,000,000 common shares of Northern Lion of $1,075,400.  Without the gain on sale, the Company had a net loss for the year (before tax recovery) of $1,132,055, or $0.02 per share.

Operating expenses were $1,194,210 for the year ended March 31, 2008 compared to $1,361,937 for the prior year.

Professional fees at $202,245 for the year ended March 31, 2008 include audit and tax preparation accruals, and legal expenses, compared to $198,628 in the prior year.

In the year ended March 31, 2008, the Company incurred Promotion and investor relations expenses in the amount of $86,380 compared to $124,467 for March 31, 2007 yearend.  The March 31, 2007 amount includes approximately $53,000 as retainer for the Company’s investor relations firm in 2006.  The investor relations retainer was terminated in November 2006.

During the year ended March 31, 2007, the Company recognized $186,321 of stock-based compensation expense related to options granted in November 2005 and January 2006, each vesting 50% immediately, and 50% at the one-year anniversary of their granting.  All options are exercisable and there is no stock-based compensation for the current year.

Other expenses have generally increased over the prior year primarily due to increased management and oversight activities undertaken with respect to the Company's investment in the Gahcho Kué Project, particularly during the third quarter.

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

Increased consulting fees for the year (2007 - $476,754; 2006 - $309,217) include fees paid to Patrick Evans as President & CEO for the year of $150,000, and to Jennifer Dawson as CFO and Corporate Secretary of $94,200, as well as fees associated with consulting by third parties for the Gahcho Kué Project, consulting support services, and for regulatory requirements.  The consulting fees for the year ended March 31, 2006 included fees paid to the former President & CEO Jan Vandersande until November 2005 ($102,100, including $17,200 of medical benefits paid), to Patrick Evans for his part-year service as the new President & CEO ($56,100), for recruiting for the President position ($45,000), to Elizabeth Kirkwood, the Chair of the Board, CFO and a director for consulting ($12,000), for other consulting support services ($11,200), and for consulting by third parties for the Gahcho Kué Project ($81,400).

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

The Company reported working capital of $1,566,948 at March 31, 2008 ($179,550 as at March 31, 2007), and cash and term deposits of $1,582,127 ($454,970 at March 31, 2007).  The Company had no long-term debt at either March 31, 2008 or March 31, 2007.  The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

The Company has sufficient capital to finance its operations for the next twelve months, after which it will be required to raise capital for future operations through the private placement of shares which may include an equity stock financing.

During the year, the Company received $141,048 by issuing 147,350 shares upon the exercise of various stock options (2007 - $888,450 issuing 650,000 shares upon the exercise of options).

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kué Project, if placed into production.  There is no assurance that the property will be developed or placed into production.

It is anticipated that the cash and term deposits on March 31, 2008 provide the Company with sufficient funds until mid-2009. Although the Company has received funds from the exercise of stock options and warrants in the past, and the exercise of some outstanding options, which are currently in the money, could conceivably extend that date, there is no assurance that such stock options will be exercised in which case the Company will consider undertaking an equity financing.  It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it may be required to suspend operations.

As at June 27, 2008, the Company has 400,000 stock options outstanding which are exercisable at prices between $1.96 and $4.50 per share.  If all of the stock options were exercised, the Company would receive proceeds of $1.105 million, but there is no assurance that these will be exercised and such exercise cannot be considered to be part of the Company's financing strategy. If all of the options were exercised, to which no assurance can be given that all or any will be exercised, these funds would be available to the Company as working capital.

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

The Company has no contractual obligations relating to debt or lease obligations as at March 31, 2008.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the continual deferral of costs incurred for mineral properties and deferred exploration, assumptions used to determine the fair value of stock-based compensation, and impairment of long-term investment. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

The following table lists, as of June 27, 2008, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment	Age
Jonathan Comerford	Chairman and Director(2)(3)	Chairman of the Company since May 11, 2006 and Director since September 21, 2001.	36
Patrick Evans	President, Chief Executive Officer and Director	President and director of the Company since November 15, 2005.	53
Jennifer Dawson	Chief Financial Officer	Chief Financial Officer since May 11, 2006.	47
D. Harry W. Dobson	Director	Director since November 1, 1997	60
Elizabeth J. Kirkwood	Director(1)	Director since September 21, 2001.	58
Peeyush Varshney	Director(2)	Director since April 13, 2007.	41
Carl Verley	Director(1)(3)	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997.	58
David E. Whittle	Director(1)(2)(3)	Director since November 1, 1997	44

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

Patrick C. Evans, B.A., B.Sc.

President, CEO and a director of the Company since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. He was a career diplomat from 1979 to 1998. In 1999, he was appointed a Vice President of Placer Dome Inc. and a non-executive director of SouthernEra Resources Ltd.  In 2001 he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited. In 2004, he was appointed President, CEO and a director of Southern Platinum Corp, which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc., which was acquired by Eramet S.A. in May 2006. Mr. Evans is also the CEO and a director of Norsemont Mining Inc. and a non-executive director of First Uranium Corp.

Jennifer M. Dawson, B.B.A.

Chief Financial Officer and Corporate Secretary since May 2006.  She is a resident of Ontario, Canada.  Ms. Dawson is a graduate of St. Francis Xavier University where she received her Bachelor of Business Administration in 1984.  Her work experience includes public accounting experience with Touche Ross & Co. (now Deloitte), and financial management experience with CCH Canadian Limited and Genesis Media Inc.  She provided financial support to SouthernEra Resources Ltd. in its corporate reorganization in 2004, and ongoing financial support to both SouthernEra Diamonds Inc. and to Southern Platinum Corp. after the reorganization.  In addition to her CFO and Corporate Secretary roles with the Company, she provides financial and administrative services to Arizona Star Resource Corp. (now owned 100% by Barrick Gold Corporation) and to Blacksands Petroleum, Inc. and it’s subsidiary, Access Energy Inc.

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

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been a director of the Company since September, 2001 and was past Chairman of the Board of the Company from January 2003 until April 2006.  She was also Chief Financial Officer of the Company from September 2003 until May 2006, and Corporate Secretary from November 2003 until May 2006. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood was the President and CEO of First Nickel Inc. (November 2003 to June 2006).  She is also a director of Everbright Capital Corporation (since June 2005). She has been a past director of Canadian Shield Resources Inc. (June 2005-June 2007), Intrepid Minerals Corporation (April 1999 - July 2006), Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002), and a past director and officer of O.S.E Corp. (formerly Oil Springs Energy Corp. (July, 1993- June 2005), Hucamp Mines Limited (May 2001-May 2002), and First Strike Diamonds Inc. (October 1995 - March 2004).

Peeyush Varshney, LL.B.

Mr. Varshney has been actively involved in the capital markets since 1996 and is a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm. He is currently a director or officer of several public companies listed on the TSX Venture Exchange and the Toronto Stock Exchange, including Chief Executive Officer and Director of Mantle Resources Inc.   He is also a director of The Varshney Family Charitable Foundation and is a member of the Business Families Center Advisory Board at the Sauder School of Business at UBC. Mr. Varshney obtained a Bachelor of Commerce Degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia (UBC). He then articled at Farris, Vaughan, Wills & Murphy, of Vancouver, British Columbia, from 1993 to 1994 and has been a member of the Law Society of British Columbia since September 1994.

Carl G. Verley, B.Sc., P. Geo.

A director of Old MPV since December 1986 and a director of the Company since November 1997. He is a resident of British Columbia, Canada. Mr. Verley is a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. From August of 1990 to January 2002, he has served on the Board of Directors of Gee-Ten Ventures Inc.  He is a registered Professional Geoscientist with both the Association of Professional Geoscientists of Ontario and the British Columbia Association of Professional Engineers and Geoscientists. He has been a self-employed geologist since 1982. Since July 2003, he has been a director of La Plata Gold Corporation and a director of African Metals Corporation since October 2007.

David E. Whittle, B.Comm., C.A.

A director of the Company since November 1997. He is a resident of British Columbia, Canada. A Chartered Accountant, Mr. Whittle was employed with Coopers & Lybrand, Chartered Accountants, from 1987 to 1992.  From 1992 through 2004, Mr. Whittle served as operator or partner of a financial consulting and chartered accounting practice. From 1993 to June 2000, Mr. Whittle was President and director of Glenmore Highlands Inc. and President and director of 444965 B.C. Ltd.  From November 1997 to April 1998, Mr. Whittle served as Secretary of the Company. From 1994 to January 1998, Mr. Whittle was CFO and a director of Lytton Minerals Limited.  From 1993 to January 1998, Mr. Whittle was CFO, Corporate Secretary and a director of New Indigo Resources Inc.  From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited.   From 2004 to the present, Mr. Whittle has been and is a director of Image Innovations Holdings Inc.  From October 2007 to the present, Mr. Whittle’s principal occupation has been and is Chief Financial Officer of Alexco Resource Corp., a company in the business of both undertaking mineral exploration and development and providing consulting services to third parties in respect of environmental remediation and permitting.

B.	Compensation.

The Company has two executive officers (collectively, the "Executive Officers"): Patrick Evans, the President and CEO, and Jennifer Dawson, the Chief Financial Officer and Corporate Secretary.  For particulars on these executive officers, reference should be made to “Item 6A - Directors and Senior Management”.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•
Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $155,000 in the most recent fiscal year including $150,000 pursuant to a Consulting Agreement for his services as President and CEO, as well as a director’s fee of $5,000 for the year ended March 31, 2008.  He has 200,000 stock options granted with 100,000 options granted November 1, 2005 with 50,000 vesting upon acceptance of the Consulting Agreement and 50,000 vesting on the first anniversary of acceptance of the Consulting Agreement - all have an exercise price of $2.63, and are exercisable for a period of 5 years; and 100,000 options granted on January 30, 2006 with an exercise price of $4.50 and with 50% of the options vesting immediately, and 50% vesting January 31, 2007.  All 100,000 options granted January 30, 2006 are exercisable for a period of 5 years from grant.

•
Jennifer Dawson, Chief Financial Officer and Corporate Secretary, was paid $103,012 pursuant to a Consulting Agreement for her services as CFO and Corporate Secretary for the year ended March 31, 2008.  There have been no stock options granted to her.

Compensation for the directors has been approved effective April 1, 2005 at the following levels: the Chairman of the Board receives $10,000 per annum, the Chairman of the Audit Committee receives $7,500 per annum, and all other Directors receive $5,000 per annum.  All are paid semi-monthly, in advance.

During the year ended March 31, 2006, Elizabeth Kirkwood earned $10,000 for the director's fees in her capacity as Chairperson of the Board. Director fees were also earned by the following directors: David Whittle ($7,500 in his capacity as Chair of the Audit Committee), Carl Verley ($5,000), Patrick Evans ($5,000 prorated for part year service), Harry Dobson ($5,000) and Jonathan Comerford ($5,000).

During each of the years ended March 31, 2008 and March 31, 2007, director fees were earned by the following directors: Jonathan Comerford ($10,000 as Chair of the Board), David Whittle ($7,500 as Chair of the Audit Committee), Carl Verley ($5,000), Elizabeth Kirkwood ($5,000), Patrick Evans ($5,000) and Harry Dobson ($5,000, and for the year ended March 31, 2008 only, Peeyush Varshney ($5,000).  In the year ended March 31, 2008, three directors were compensated for their work in the Company’s Gahcho Kué Project strategic alternatives review (David Whittle $25,000, Jonathan Comerford $20,000 and Peeyush Varshney $20,000).

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

Name	Securities, Acquired on Exercise(#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans	Nil	Nil	200,000/0	287,000/0
Jennifer Dawson (since May 11, 2006)	Nil	Nil	Nil/Nil	Nil/Nil

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at March 31, 2008, (ie. financial year end) was $5.00.

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

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next Annual General Meeting of the shareholders of the Company has been scheduled for September 11, 2008.

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

The current members of the Audit Committee are Jonathan Comerford, Peeyush Varshney and David Whittle. Elizabeth Kirkwood was appointed to the Audit Committee in September 2007, but shortly thereafter, it was determined that she was not considered an independent director and Jonathan Comerford assumed her position on the Audit Committee.  There had been no business transacted by the Audit Committee between the time Ms. Kirkwood had been appointed, and her replacement was appointed.  Except for the chairman, David Whittle, the Audit Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term.

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

Corporate Governance Committee

The members of the Corporate Governance Committee are Elizabeth Kirkwood (Chair), Carl Verley and Harry Dobson, a majority of whom are unrelated.

The Corporate Governance Committee is responsible for assessing directors on an ongoing basis and for developing the Company's approach to governance issues and for the Company's response to the Sarbanes-Oxley Act of 2002, as implemented by the U.S. Securities and Exchange Commission, and the Toronto Stock Exchange's governance guidelines.

Compensation Committee

The Compensation Committee is composed of Carl Verley (Chair), David Whittle, and Jonathan Comerford, a majority of whom are unrelated. The Committee, in consultation with the Chairman and CEO of the Company, makes recommendations to the Board on the Company's framework of executive remuneration and its cost and on specific remuneration packages for each of the executives. The remuneration of non-executives, including members of the Compensation Committee, is determined by the Board.

D.	Employees.

As at the end of the fiscal years March 31, 2008, March 31, 2007, and March 31, 2006, the Company had no full-time employees (not including the former President and CEO Jan Vandersande; the current President and CEO, Patrick Evans; the former CFO and Corporate Secretary, Elizabeth Kirkwood; and the current CFO and Corporate Secretary, Jennifer Dawson).  The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis.

De Beers Canada employs personnel who conduct the exploration, permitting and other activities on the AK Property.

E.	Share ownership.

The following table sets forth, as of June 27, 2008, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Name of Beneficial Owner (11)	Amount and Nature	Percentage(9)(10) of Class
D. Harry Dobson(1)	1,192,510	2.0%
Patrick C. Evans(2)	303,400	*%
Carl G. Verley(3)	215,250	*%
Jonathan Comerford(4)	150,000	*%
Peeyush Varshney(5)	80,122	*%
Elizabeth Kirkwood(6)	55,000	*%
David E. Whittle(7)	25,600	*%
Officer and Directors as a Group(8)	2,021,882	3.4%

        *     less than 1%

(1)	Includes 1,192,510 shares and nil options.

(2)
Includes 103,400 shares and 200,000 options (exercisable presently).  100,000 options are exercisable at a price of $2.63 per share and expire on November 1, 2010.  100,000 options are exercisable at a price of $4.50 per share and expire on January 30, 2011.

(3)	Includes 215,250 shares and nil options.

(4)	Includes nil shares and 150,000 options (exercisable presently). The options are exercisable at a price of $1.96 per share and expire on October 1, 2009.

(5)	Includes 80,122 shares and nil options.

(6)	Includes 5,000 shares and 50,000 options (exercisable presently or within 60 days). The options are exercisable at a price of $1.96 per share and expire on October 1, 2009.

(7)	Includes 25,600 shares and nil options.

(8)	Includes 400,000 options (exercisable).

(9)	The calculation does not include stock options that are not exercisable presently or within 60 days.

(10)	Total issued and outstanding capital as at the close of June 27, 2008 was 59,932,381 shares.

(11)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a Stock Option Plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.               Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at June 27, 2008, the Company's issued and outstanding capital was 59,932,381 shares.

The Company is a publicly-owned corporation the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at June 27, 2008, the Company believes that approximately 14,421,550 of the issued and outstanding common shares were held by 74 shareholders with addresses in the United States.  A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at June 27, 2008) and percentage of shares, warrants and options held by the Company's major shareholders on a partially diluted basis.

Name of Shareholder(1)	No. of Shares Held	Percentage of issued and outstanding share capital of 59,932,381 shares (as at June 27, 2008)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	13,253,430	22.11%
Desmond P. Sharkey Dublin, Ireland	5,206,001	8.69%
De Beers Canada Exploration Ltd. (formerly Monopros Limited)	3,103,543	5.18%

(1) The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

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

Both Mr. Evans and Ms. Dawson have Consulting Agreements with the Company. See Item 10C - Material Contracts.

The Company entered into a Corporate Services Agreement effective September 1, 2003 with 1014620 Ontario Inc. Elizabeth J. Kirkwood, the Chairman, Chief Financial Officer, Secretary and a director of the Company until May 10, 2006, is also the sole director, officer and shareholder of 1014620 Ontario Inc. which performed bookkeeping and accounting services and corporate secretarial services for the Company.

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

There is no indebtedness between the directors and the Company.

C.	Interests of experts and counsel.

Not Applicable

Item 8.               Financial Information

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at March 31, 2008 and 2007 and for the fiscal years ended March 31, 2008, 2007 and 2006, accompanied by the report of our independent registered accounting firm.

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

The following tables set forth the reported high and low prices on the TSX, and for Amex, Nasdaq and/or OTCBB (combined for the period ended March 2006), for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the most recent six months.

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX	AMEX / NASDAQ (1) / OTCBB

	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2008	$5.93	$3.79	$5.49	$3.54
March 31, 2007	$5.05	$3.05	$4.40	$2.70
March 31, 2006	$4.90	$2.26	$4.26	$1.90
March 31, 2005	$2.68	$1.61	$2.00	$1.19
March 31, 2004	$3.00	$0.60	$2.25	$0.37

(1) The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the Company's shares began trading on the AMEX.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		Amex / OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2008	$5.10	$4.12	$5.12	$4.07
December 31, 2007	$5.10	$4.00	$5.23	$4.07
September 30, 2007	$5.51	$3.79	$5.26	$4.15
June 30, 2007	$5.93	$4.17	$5.49	$4.34
March 31, 2007	$4.46	$3.40	$3.79	$2.93
December 31, 2006	$4.65	$3.30	$4.10	$2.89
September 30, 2006	$4.20	$3.35	$3.73	$3.06
June 30, 2006	$5.05	$3.05	$4.40	$2.70

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		AMEX(1)
Month Ended	High	Low	High	Low
May, 2008	$4.72	$4.20	$4.69	$4.30
April, 2008	$5.05	$4.66	$4.95	$4.67
March, 2008	$5.09	$4.72	$5.18	$4.67
February, 2008	$5.10	$4.12	$5.06	$4.07
January, 2008	$4.79	$4.15	$4.68	$4.20
December, 2007	$4.50	$4.00	$4.62	$4.07

(1) On April 4, 2005, the Company's Common Shares began trading on the American Stock Exchange. On March 31, 2008, the closing price of the Common Shares on the TSX was $5.00 and on June 27, 2008 was $4.25. The shares commenced trading on AMEX on April 4, 2005 and the closing price of the Common Shares on March 31, 2008 was US$5.18 per share. The closing price on June 27, 2008 on the AMEX was US$4.15 per share.

B.  Plan of distribution.

Not Applicable.

C.  Markets.

The Company's shares are listed on the Toronto Stock Exchange under the symbol "MPV" and were also quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI.OB" until April 1, 2005. Commencing April 4, 2005, the Company's shares commenced trading on the AMEX under the symbol "MDM". The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

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

In addition, the Rights Plan Agreement provides that the continued existence of the Rights Plan must be ratified by a majority of the shareholders of the Company at a meeting of shareholders of the Company to be held not earlier than January 31, 2010 and not later than the date on which the 2010 annual meeting of shareholders of the Company terminate.

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or proposed changes to the Canada-U.S. Tax Convention.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including but not limited to the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. tax expatriates; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares, (i) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state, local or foreign, tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, nor U.S. federal tax consequences other than income tax. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these and other tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid  by the Company generally may be taxed at the preferential tax rates applicable to long-term capital gains (generally, a 15% federal tax rate) if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

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

The Company believes that it was a PFIC for the taxable year ended March 31, 2008 and that it will be a PFIC for the taxable year ending March 31, 2009. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year (but will not qualify for the preferential dividend rate previously discussed), and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

The Company is required to file reports and other information with the SEC under the Exchange Act. Reports and other information filed by the Company with the SEC may be inspected and copied at the SEC's public reference facilities described above. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies.

Any of the documents referred to above can also be viewed at the offices of the Company's solicitors, Hodgson Russ, 150 King Street West, Suite 2309, Toronto, Ontario M5H 1J9.  All of the documents referred to above are in English.

I.	Subsidiary Information.

Not applicable.

Item 11.             Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. Certain of these shares are listed under current assets on the Company's balance sheet as at March 31, 2008 as "Marketable Securities" at an amount of $37,569, which is their quote market value.  Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

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

 (b)     Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of March 31, 2008.

                 (c)      Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of March 31, 2008. For KPMG LLP’s report, see Item 19 of this Annual Report on Form 20-F.

(d)	Changes in Internal Controls over Financial Reporting.

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

"Audit Fees" are the aggregate fees billed by KPMG LLP for the audit of the Company's consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Company's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate audit fees billed in fiscal 2008 by KPMG were $57,978, and the Company was billed $60,182 in the fiscal year 2007.  All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. "Audit Related Fees" charged by KPMG during the fiscal period ended March 31, 2008 were $nil and $55,820 for March 31, 2007.  All such services were approved by the Audit Committee.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2008 by KPMG were $nil (2007 - $12,000) pertaining to tax compliance.  These services were approved by the Audit Committee.

D.	All Other Fees

There were no other fees charged by KPMG during the fiscal years ended March 31, 2008 and 2007.

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended March 31, 2008, have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

For audited financial statements for Fiscal 2008, Fiscal 2007 and Fiscal 2006, please see Item 19 below.

Item 18.             Financial Statements.

Not Applicable.

Item 19.	Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the years ended March 31, 2008 and 2007 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2008 and 2007.

•	Consolidated Statements of Operations and Deficit for the years ended March 31, 2008, 2007 and 2006.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2008, 2007 and 2006.

•	Notes to the Consolidated Financial Statements.

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

Years ended March 31, 2008, 2007 and 2006

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada, and reflect management’s best estimates and judgments based on currently available information.

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

“Patrick Evans”
Patrick C. Evans
President and Chief Executive Officer

“Jennifer Dawson”
Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

June 23, 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.'s ("the Company") internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting with this Form 20-F.  Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2008 and March 31, 2007, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2008 and the consolidated statements of comprehensive income and accumulated other comprehensive income for the year ended March 31, 2008, and our report dated June 23, 2008, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 23, 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. ("the Company") as of March 31, 2008 and 2007 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2008 and the consolidated statements of comprehensive income and accumulated other comprehensive income for the year ended March 31, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 8 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 23, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 23, 2008

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements, when as a result of the correction of an error in the reconciliation from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles has been restated as described in note 8(c) to the consolidated financial statements, and when there is a change in accounting principle that has a material effect on the comparability of the Company's financial statements, such as the change described in note 8(b).  Although we conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 23, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions or events in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 23, 2008

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2008 and 2007

	2008	2007
Assets

Current assets
Cash	$144,750	$179,970
Term deposit	1,437,377	275,000
Marketable securities (Note 3)	37,569	4,632
Amounts receivable	103,399	127,487
Advances and prepaid expenses	56,932	11,260
	1,780,027	598,349
Long-term investment (Note 3)	-	920,000
Investment in Camphor Ventures (Note 4)	-	7,519,747
Investment in Gahcho Kué Project (Note 5)	64,984,140	32,570,324
Equipment	-	7,407

Total assets	$66,764,167	$41,615,827

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$213,078	$418,799

Long-term liabilities
Future income tax liabilities (Note 7)	5,909,363	-

Shareholders' equity:
Share capital (Note 6)	85,581,729	66,579,083
Contributed surplus (Note 6)	945,210	701,626
Deficit	(25,918,150)	(26,083,681)
Accumulated other comprehensive income	32,937	-

Total shareholders' equity	60,641,726	41,197,028

Total liabilities and shareholders' equity	$66,764,167	$41,615,827

See accompanying notes to consolidated financial statements
Nature of operations (Note 1)
Going concern (Note 1)
Subsequent event (Note 6)

On behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

	2008	2007	2006

Expenses:

Amortization	$(14,239)	$(1,675)	$(1,082)
Consulting fees	(474,704)	(476,754)	(309,217)
Interest and bank charges	(4,605)	(1,200)	(1,231)
Office and administration	(115,079)	(80,998)	(54,043)
Professional fees	(202,245)	(198,628)	(166,150)
Promotion and investor relations	(86,380)	(124,467)	(108,184)
Salary and benefits	(129,291)	(56,101)	(37,500)
Stock-based compensation (Note 6)	-	(186,321)	(314,879)
Transfer agent and regulatory fees	(106,343)	(190,121)	(99,794)
Travel	(61,324)	(45,672)	(39,981)

Net loss for the period before the undernoted	(1,194,210)	(1,361,937)	(1,132,061)

Other earnings (expenses):
Interest income	62,155	23,940	12,173
Write-down of long-term investment	-	(480,000)	(1,080,000)
Gain on sale of long-term investment (Note 3)	1,075,420	-	-
Share of loss of Camphor Ventures	-	(143,266)	-

	1,137,575	(599,326)	(1,067,827)
Net loss for the year before tax recovery	(56,635)	(1,961,263)	(2,199,888)
Future income tax recovery (Note 7)	222,166	-	-
Net income (loss) for the year	165,531	(1,961,263)	(2,199,888)

Deficit, beginning of year	(26,083,681)	(24,122,418)	(21,922,530)

Deficit, end of year	$(25,918,150)	$(26,083,681)	$(24,122,418)

Basic and diluted earnings (loss) per share	$0.00	$(0.04)	$(0.04)
Weighted average number of shares outstanding	59,674,830	55,092,966	52,783,833

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)
Year ended March 31, 2008

2008
Net income for the year	$165,531
Other Comprehensive Income
Unrealized loss on marketable securities	(14,239)
Increase in value of long-term investment	795,420
Recycling of gain on sale of long-term investment (Note 3)	(1,075,420)
Recycling of opening unrealized gain on long-term investment	280,000
Comprehensive Income	$151,292

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
Year Ended March 31, 2008

2008

Balance, on initial adoption of CICA 3855
Marketable securities	$47,176
Long-term investment	280,000
Increase in value of long-term investment	795,420
Recycling of gain on sale of long-term investment through other comprehensive income	(1,075,420)
2008 Other Comprehensive Loss	(14,239)
Balance, end of year	$32,937

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

	2008	2007	2006

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$165,532	$(1,961,263)	$(2,199,888)
Items not involving cash:
Future income tax recovery	(222,166)	-	-
Amortization	14,239	1,675	1,082
Stock-based compensation (Note 6)	-	186,321	314,879
Write-down of long-term investment	-	480,000	1,080,000
Gain on sale of long-term investment (Note 3)	(1,075,420)	-	-
Share of loss of Camphor Ventures	-	143,266	-
Changes in non-cash operating working capital
Amounts receivable	139,668	(60,850)	(40,313)
Advances and prepaid expenses	(45,672)	(5,208)	30,827
Accounts payable and accrued liabilities	(205,722)	237,533	86,290
	(1,229,541)	(978,526)	(727,123)
Investing activities:
Deferred exploration costs	(13,496)	(88,722)	(63,379)
Investment in term deposit	(912,377)	(275,000)	-
Purchase of equipment	-	(5,929)	-
Proceeds from sale of investment	1,995,420	-	-
Acquisition of Camphor Ventures, net of cash acquired (Note 4)	(16,274)	(205,755)	-
	1,053,273	(575,406)	(63,379)
Financing activities:
Shares issued for cash	141,048	888,450	634,850
Increase (decrease) in cash and cash equivalents	(35,220)	(665,482)	(155,652)
Cash, beginning of year	179,970	845,452	1,001,104
Cash, end of year	$144,750	$179,970	$845,452

Supplementary non-cash investing and financing activities (Note 4)

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

1.          Nature of operations:

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partner to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

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

2.	Significant Accounting Policies and Future Accounting Policies Changes:

A. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles and practices prescribed by the Securities and Exchange Commission, is included in Note 8.

(a)         Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b)         Cash and cash equivalents:

Cash and cash equivalents consists of highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less when acquired.

(c)         Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at fair market value. Prior to the adoption of CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, the Company carried marketable securities at the lower of cost and quoted fair market value.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.          Significant accounting policies (continued):

(d)        Long-term investments:

(i) The long-term investment arose on the sale of mineral property interests in exchange for shares of the purchaser (Northern Lion Corp.) and was accounted for by the cost method since the Company did not have significant influence over the operating, investing and financing activities of the purchaser. Earnings from long-term investment have been recognized only to the extent received.

(ii) The Company’s 34% investment in common shares of Camphor Ventures Inc. (“Camphor”) as at March 31, 2007 was accounted for using the equity method, as the Company had significant influence over Camphor's operating, investing, and financing activities. Under the equity method, the investment in common shares of Camphor was recorded at cost and was adjusted periodically to recognize the Company's proportionate share of Camphor's net income or losses after the date of the investment, additional contributions made, and dividends received.

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

The Emerging Issues Committee of the CICA issued EIC-126 - “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent writedown of capitalized exploration costs related to mining properties is required. Any resulting writedowns are charged to the statement of operations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.          Significant accounting policies (continued):

(e)        Mineral properties and deferred exploration costs (continued):

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

As of March 31, 2008 and 2007, the Company has determined that it does not have material obligations for asset retirement obligations.

(h)       Stock-based compensation:

The Company expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period.

Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.          Significant accounting policies (continued):

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

(l)        Financial instruments:

The fair values of the Company's cash, term deposit, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments are disclosed in Note 3.

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.          Significant accounting policies (continued):

(n)       Comparative figures:

Certain of the prior year’s comparative figures have been reclassified to conform with the current year’s presentation.

B.        Newly adopted accounting Standards

Effective April 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)        Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.          Significant accounting policies (continued):

B.         Newly Adopted Accounting Standards (continued):

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Cash and cash equivalents	Held-for-trading
Marketable securities	Available-for-sale
Amounts receivable	Loans and receivables
Long-term investments	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855. The Company did not identify any such embedded derivatives.

The impact of the initial adoption of this section resulted in the Company increasing the value of marketable securities and long-term investment by $47,176 and $280,000, respectively, to their fair values at April 1, 2007 with an offsetting adjustment to accumulated other comprehensive income.

b)            Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.

There was no impact to the Company upon initial adoption of this section on April 1, 2007.

c)            Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

The Company implemented this section on April 1, 2007.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.          Significant accounting policies (continued):

C.  Future Accounting Policy Changes

The Company will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008.

(a)        Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)      qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)     summary quantitative data about what it manages as capital;
(iii)    whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)    when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There will be no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements.

(b)        Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. There will be no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements.

(c)        Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Company’s financial statements as it has not held significant inventories in the past and does not anticipate holding any in the period of initial application.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

2.          Significant accounting policies (continued):

C.   Future Accounting Policy Changes (continued):

(d)        Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

(e)        International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provided IFRS comparative information for the previous fiscal year. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company expects the transition to IFRS to impact financial reporting, business processes, and information systems. The Company will assess the impact of the transition to IFRS and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

3.          Marketable Securities

In July, 2007, the Company sold its 4,000,000 shares in Northern Lion Gold Corp. (“Northern Lion”) for net proceeds of $1,995,420.

The quoted market value of remaining marketable securities at March 31, 2008 was $37,569 (March 31, 2007 - $51,808).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

4.          Investment in Camphor Ventures Inc.

During the fiscal year ending March 31, 2007, the Company acquired 4,892,750 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares. The investment in Camphor was valued at cost based on the closing price ($3.80) of Mountain Province common shares on July 24, 2006, the date the shares were issued. The Company already owned 100,000 common shares (previously reported under Marketable Securities) at a cost of $66,760, bringing its total shareholdings in Camphor to 4,992,750 common shares.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

4.          Investment in Camphor Ventures Inc. (continued):

During the year, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 66 percent of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company’s holdings in Camphor to 100%, and the Company’s interest in the Gahcho Kué project to 49%, with De Beers Canada holding a 51% interest. A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares. The Company has valued the common shares issued in this transaction based on the market price of the Company’s shares on the various dates the consideration was exchanged.

In addition to the issuance of common shares, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company. These replacement stock options were valued at their estimated fair market value using the Black-Scholes model with the following assumptions: dividend yield of 0%; expected volatilities of 34% to 64%; risk-free interest rate of 4.64% and expected lives between 2.83 and 10.33 months.

The allocation of the purchase price is summarized in the table below.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding (net of 4,992,750 shares in Camphor held by the Company)	$18,330,842
Value of replacement options issued	774,340
Transaction costs	233,879
Camphor shares previously owned by the Company	7,313,992
$26,653,053
Purchase price allocation
Net assets	$384,262
Mineral properties	32,400,320
Future income taxes	(6,131,529)
$26,653,053

5.           Investment in Gahcho Kué Project:

	2008	2007
Opening balance	$32,570,324	$32,481,602
Mineral Acquisition Properties - Camphor acquisition	32,400,320	-
Consulting	-	77,801
Mining lease costs	13,496	10,921
	$64,984,140	$32,570,324

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

5.          Investment in Gahcho Kué Project (continued):

Gahcho Kué Project:

The Company holds a 49% interest (see Note 4) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

6.          Share Capital and Contributed Surplus:

(a)        Authorized

Unlimited number of common shares without par value

(b)        Issued and fully paid:

Number of shares		Amount
Balance, March 31, 2005	52,610,847	$57,607,786
Exercise of stock options	465,000	634,850
Value of stock options exercised	-	11,027
Balance, March 31, 2006	53,075,847	58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issued shares in exchange for shares in Camphor Ventures (Note 4)	1,944,868	7,390,498
Balance, March 31, 2007	55,670,715	66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	-	530,756
Issuance of shares upon investment in Camphor Ventures (Note 4)	4,052,816	18,330,842
Balance, March 31, 2008	59,870,881	$85,581,729

(c)       Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2008, there were 1,337,432 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

6.          Share Capital and Contributed Surplus (continued):

(c)         Stock options (continued):

The following presents the continuity of stock options outstanding:
	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2005	1,325,000	$1.48
Granted	200,000	3.57
Exercised	(465,000)	1.37

Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	1.37

Balance, March 31, 2007	410,000	$2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05
Balance, March 31, 2008	461,500	$2.47

The following are the stock options outstanding and exercisable at March 31, 2008.

Expiry Date	Black Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
April 30, 2008	$254,610	61,500	0.08 years	$0.56
October 1, 2009	189,400	200,000	1.50 years	1.96
November 1, 2010	180,100	100,000	2.59 years	2.63
January 30, 2011	321,100	100,000	2.84 years	4.50
	$945,210	461,500	1.84 years

Subsequent to March 31, 2008, 61,500 options with an exercise price of $0.56 each were exercised for proceeds of $34,501.

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2008	2006
Dividend yield	0%	0%
Expected volatility	34%-64%	84%-89.78%
Risk-free interest rate	4.64%	3.9%
Expected lives	2.83-10.33 months	5 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

6.          Share Capital and Contributed Surplus (continued):

(d)        Contributed surplus:

Amount
Balance, March 31, 2005	$257,925
Recognition of stock-based compensation expense	314,879
Value on exercise of stock options transferred to share capital	(11,027)
Balance, March 31, 2006	561,777
Recognition of stock-based compensation expense	186,321
Value on exercise of stock options transferred to share capital	(46,472)

Balance, March 31, 2007	701,626
Value of options issued to Camphor option holders (Note 4)	774,340
Value on exercise of stock options transferred to share capital	(530,756)
Balance, March 31, 2008	$945,210

(e)        Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

7.          Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the years ended March 31, 2008 (2007 - 34.25% and 2006 - 36.12%) to loss before income taxes. The reasons for the differences are primarily as a result of the following:

	2008	2007	2006
Loss before income taxes	$56,635	$1,961,263	$2,199,888
Tax recovery (payable) calculating using statutory rates	15,000	671,700	794,600
Earnings not subject to taxation/(expenses not deductible for taxation)	207,166	(195,000)	(308,800)
	222,166	476,700	485,800
Valuation allowance	-	(476,700)	(485,800)
	$222,166	$-	$-

The components that give rise to future income tax assets and future tax liabilities are as follows:

	2008		2007	2006
Mineral properties and deferred exploration	$(6,131,529	) $	869,900	$682,300
Loss carry forwards	872,259		810,200	1,962,200
Equipment	-		143,000	155,300
Long-term investment	-		590,000	503,100
	(5,257,270)		2,413,100	3,302,900
Valuation allowance	(652,093)		(2,413,100)	(3,302,900)
Net future income tax asset (liability)	$(5,909,363	) $	-	$-

At March 31, 2008, the Company has available losses for income tax purposes totaling approximately $3.5 million, expiring at various times from 2009 to 2028. Of the available losses, $0.9 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $40 million, which may be carried forward and utilized to reduce future taxable income. Included in the $40 million of tax pools is $30 million which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

8.          Reconciliation to United States generally accepted accounting principles ("US GAAP"):

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

(b)        Stock-based compensation

On April 1, 2006, the Company adopted the provisions of SFAS 123(R) on a modified prospective application for stock options granted. The effect of applying SFAS 123(R) on this basis resulted in the same stock-based compensation cost as has been recognized for Canadian GAAP.

Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation using the intrinsic value method of accounting for stock-based compensation as prescribed by APB Opinion 25.

For Canadian GAAP purposes, the Company adopted the fair value based method to all employee and director stock options granted on or after April 1, 2002, without restatement of prior periods. An adjustment was made to contributed surplus and deficit as at April 1, 2004 in the amount of $74,900 to reflect the cumulative effect of the change in accounting policy. An amount of $20,314 was also transferred from contributed surplus to share capital as at April 1, 2004 in respect of employee and director options exercised during the years ended March 31, 2004 and 2003. In addition, the Company booked stock-based compensation during the year ended March 31, 2006 of $314,879 for employee and director stock options. Prior to the adoption of the fair value based method for Canadian GAAP, the stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP determined using an option pricing model, would cumulatively be $1,704,000 from the date of adoption of SFAS 123 to March 31, 2002.

(c)         Unrealized holding gains and losses on marketable securities, long-term investments:

Effective April 1, 2007, changes to Canadian GAAP were harmonized with the FASB Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) resulting in no continuing differences between Canadian GAAP and U.S. GAAP.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

8.          Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(c)        Unrealized holding gains and losses on marketable securities, long-term Investments (continued):

SFAS 115 requires that the Company’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. Prior to April 1, 2007, the Company’s marketable securities were presented at the lower of cost or market value under Canadian GAAP. At March 31, 2007, there was a cumulative unrealized gain of $47,176 (2006 - $146,120) between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amounts of $8,704 and $82,740 for each of the years ended March 31, 2007 and 2006 respectively.

The Company's long-term investments are presented at the market value under Canadian GAAP and as available-for-sale securities under US GAAP. During 2008, these investments were disposed of for total proceeds of $1,995,420. At March 31, 2007, there is a cumulative unrealized gain of $280,000 (2006 - gain of $880,000) between the carrying value and fair value of long-term investments which has been recorded through comprehensive income for US GAAP purposes in the amounts of $600,000 (2006-$880,000) for each of the years ended March 31, 2007 and 2006 respectively. The Company has restated the 2007 balance to reflect the correct mark-to-market difference as at March 31, 2007.

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

(e)        Recent accounting pronouncements:

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

8.          Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(e)         Recent accounting pronouncements (continued):

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on April 1, 2007. The Company has determined that the impact of FIN 48 is not material to its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently reviewing the impact of the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS 160), which is effective for fiscal years beginning after December 15, 2008. Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, SFAS 160 changes the manner in which increases and decreases in ownership percentages are accounted for. The Company is currently reviewing the impact of this statement.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133” (“SFAS 161”). SFAS 161 change the disclosure requirements for derivative instruments and hedging activities. Entities will now be required to provide enhanced disclosures about how and why an entity uses derivative instruments, how the instruments are accounted for under SFAS 133, and how the instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently reviewing the impact of this statement.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

8.          Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(f)          Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

As at March 31	2008	2007
(i) Total assets:
Total assets, under Canadian GAAP	$66,764,167	$41,615,827
Adjustment for deferred exploration costs (Note 8(a))	(31,031,267)	(31,017,771)
Adjustment for change in fair value of available-for-sale marketable securities (Note 8(c))	-	47,176
Adjustment for change in fair value of long-term investments (Note 8(c))(restated - Note 8(c))	-	280,000
Total assets, under US GAAP (restated Note 8(c))	$35,732,900	$10,925,232
(ii) Shareholders’ equity:
Shareholders’ equity, under Canadian GAAP	$60,641,726	$41,197,028
Adjustment for deferred exploration costs (Note 8(a))	(31,031,267)	(31,017,771)
Adjustment for fair value of available for sale marketable securities (Note 8(c))	-	47,176
Adjustment for fair value of long-term investments (Note 8(c))(restated - Note 8(c))	-	280,000
Shareholders’ equity, under US GAAP (restated - Note 8(c))	$29,610,459	$10,506,433

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2008, 2007, and 2006

8.          Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(f)          Reconciliation (continued):

Years ended March 31	2008	2007	2006
(iii) Income (loss) and loss per share for the year:
Income (loss) for the year, under Canadian GAAP	$165,531	$(1,961,263)	$(2,199,888)
Adjustment for deferred exploration expenditures (Note 8(a))	(13,496)	(88,722)	(63,379)
Adjustment for stock-based compensation (Note 8(b))	-	-	314,879
Income (loss) for the year, under US GAAP	152,035	(2,049,985)	(1,948,388)

Other Comprehensive income:
Change in fair value of available for sale marketable securities (Note 8(c))	(14,239)	8,704	82,740
Change in fair value of long-term investments (Note 8(c))	(280,000)	(600,000)	880,000
Comprehensive loss for the year under US GAAP	$(142,204)	$(2,641,281)	$(985,648)
Basic and diluted income (loss) per share, under US GAAP	$0.00	$(0.05)	$(0.04)
(iv) Cash used in operating activities:
Cash used in operating activities, under Canadian GAAP	$(1,229,541)	$(978,527)	$(727,123)
Adjustment for deferred exploration costs (Note 8(a))	(13,496)	(88,722)	(63,376)
Cash used in operating activities, under US GAAP	$(1,243,037)	$(1,067,249)	$(790,502)
(v) Cash provided (used) in investing activities:
Cash provided (used) in investing activities under Canadian GAAP	$1,053,273	$(575,405)	$(63,379)
Adjustment for deferred exploration (Note 8(a))	13,496	88,722	63,379
Cash provided (used) in investing activities under US GAAP	$1,066,769	$(486,683)	$-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

            Mountain Province Diamonds Inc.
(Company)

By:   “Patrick C. Evans”
(Signature)*

Date: June 30, 2008	Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006.	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
14.1	Independent Qualified Person's Review and Technical Report dated June 16, 2003 entitled Gahcho Kué, Northwest Territories, Canada prepared by Malcolm L. Thurston, Ph.D., MAusimm	(3)
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	(3)

(1)     The Registrant has received approval for confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(2)     See list of subsidiaries on page 11 of this Annual Report.

(3)     Previously filed and incorporated by reference.  11.1 was included in the Company’s Form 20-F filing of June 30, 2006.

(4)     Previously furnished under cover of Form 6K dated June 2, 2000 and incorporated by reference.

(5)     Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously furnished under cover of Form 6K dated June 2, 2000, and incorporated by reference.