Form 20-F
period 2009-03-31
Mountain Province Diamonds Inc.
filed 2009-06-26
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

For the transition period from __________________ to __________________

Commission file number 001-32468

MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Ontario
(Jurisdiction of incorporation or organization)

401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario Canada M5H 2Y4
(Address of principal executive offices)

Patrick Evans – 416-361-3562
401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario Canada M5H 2Y4
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares no par value	NYSE Amex

i

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 59,932,381

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐    Yes         ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐    Yes         ☒   No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒    Yes         ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)

☐    Yes         ☐   No

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

AK-CJ Properties means, collectively, the AK Property and CJ Property;

AMEC means AMEC Americas Limited.

AMEX means the American Stock Exchange prior to the take-over of the American Stock Exchange LLC by the New York Stock Exchange;

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

Camphor or Camphor Ventures means Camphor Ventures Inc.;

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

Desktop Study means the preliminary technical assessment of the Gahcho Kué resource conducted by De Beers Consolidated Mines Ltd. in 2000 (and updated in 2003, 2005, 2006, and 2008). AMEC provided an Independent Qualified Persons’ review of the Desktop Study.

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended;

Gahcho Kué Joint Venture Agreement means the joint venture agreement entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. on October 24, 2002, but which took effect from January 1, 2002.

Gahcho Kué Project, located on Kennady Lake, and comprises four mineral leases that are 100% owned by De Beers Canada Inc. (“De Beers Canada”), which holds them on behalf of the Gahcho Kué Joint Venture. The participating interest of each of the joint venture parties is governed by the 2002 Gahcho Kué Joint Venture Agreement, which is registered against the mineral leases.

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

Joint Venture means the joint venture formed pursuant to the Gahcho Kué Joint Venture Agreement;

Letter Agreement means the letter agreement dated March 6, 1997 among Mountain Province Mining Inc., Camphor Ventures Inc., Glenmore Highlands Inc., 444965 B.C. Ltd. and Monopros as amended or supplemented by: an agreement dated April 10, 1997 among Mountain Province Mining Inc., Camphor Ventures Inc., Glenmore Highlands Inc., 444965 B.C. Ltd. and Monopros; an assurance given to De Beers by the other parties., dated July, 1997; an agreement given to De Beers by the other parties dated November 1, 1997 and two agreements each dated December 17, 1999 among the parties.

Monopros or De Beers Canada means De Beers Canada Inc., formerly known as Monopros Limited, a wholly-owned subsidiary of De Beers and also formally known as De Beers Canada Exploration Inc.;

Mountain Glen means Mountain Glen Mining Inc., a wholly-owned subsidiary (now dissolved) of the Company;

MPV, Mountain Province, Company or Registrant means Mountain Province Diamonds Inc.;

MPV Shares means the common shares of MPV, and "MPV Share" means any of them;

Nasdaq means the National Association of Securities Dealers Automatic Quotation System, now the Nasdaq Stock Exchange;

NYSE Amex means the New York Stock Exchange Amex, after the take-over of the American Stock Exchange LLC by the New York Stock Exchange;

Old MPV means MPV prior to its amalgamation with 444965 B.C. Ltd.;

OTCBB means the OTC bulletin board;

PFIC means Passive Foreign Investment Company under the Code;

Qualified Person as defined by Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects), means an individual who

(a)	is an engineer or geoscientist with a least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)	has experience relevant to the subject matter of the mineral project and the technical report; and

(c)	is a member in good standing of a professional association (as that term is defined in Canadian National Instrument 43-101).

Except where specifically indicated otherwise, scientific and technical information included in this report on Form 20F regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101. Independent Qualified Persons responsible for the Technical Report dated as of April 20, 2009 (the "Technical Report") entitled "Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Northwest Territories, Canada" prepared for the Company by AMEC Americas Limited and discussed in Item 4 D “Property, Plants and Equipment” from the headings “Property Settings” to “AMEC Recommendations” are: Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng.

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

Bulk Sample	Evaluation program of a diamondiferous kimberlite pipe in which a large amount of kimberlite (at least 100 tonnes) is recovered from a pipe.

Carat	A unit of weight for diamonds, pearls, and other gems. The metric carat, equal to 0.2 gram or 200 milligram, is standard in the principal diamond- producing countries of the world.

Caustic Fusion	An analytical process for diamonds by which rocks are dissolved at temperatures between 450-600° C. Diamonds remain undissolved by this process and are recovered from the residue that remains.

Craton	A stable relatively immobile area of the earth's crust that forms the nuclear mass of a continent or the central basin in an ocean.

Diabase	A fine-grained rock of the composition of gabbro but with an ophitic texture.

Dyke	A body of igneous rock, tabular in form, formed through the injection of magma.

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

x

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

THE TERMS "MINERAL RESERVE," "PROVEN MINERAL RESERVE" AND "PROBABLE MINERAL RESERVE" USED IN THIS REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS WHICH INCORPORATES THE DEFINITIONS AND GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") DEFINITION STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES (THE “CIM DEFINITION STANDARDS”) AS ADOPTED BY THE CIM COUNCIL ON DECEMBER 11, 2005. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE MINERAL RESERVE DETERMINATION IS MADE.

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

"Proven Mineral Reserve" means, in accordance with CIM Definition Standards, the economically viable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate at the time of reporting, that economic extraction is justified.

The definition for "proven mineral reserves" under CIM Definition Standards differs from the standards in the United States, where proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

"Probable Mineral Reserve" means, in accordance with CIM Definition Standards, the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The definition for "probable mineral reserves" under CIM Definition Standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Mineral Resource

Under CIM Definition Standards, a Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extractions. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE", "INFERRED MINERAL RESOURCE" USED IN THIS REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM DEFINITION STANDARDS. THE COMPANY ADVISES U.S. INVESTORS THAT WHILE SUCH TERMS ARE RECOGNIZED AND PERMITTED UNDER CANADIAN REGULATIONS, THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT RECOGNIZE THEM. THESE ARE NOT DEFINED TERMS UNDER THE UNITED STATES STANDARDS

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

"Inferred Mineral Resource" means, under CIM Definition Standards, that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

"Indicated Mineral Resource" means, under CIM Definition Standards, that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY WILL EVER BE CONVERTED INTO RESERVES.

"Measured Mineral Resource" means, under CIM Definition standards that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY WILL EVER BE CONVERTED INTO RESERVES.

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

Preliminary Feasibility Study

Under the CIM Definition Standards, means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

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

  risks related to commodity price fluctuations;

  the uncertainty of profitability based upon the Company's history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Company's prospects, properties and business strategy.

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

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual consolidated financial statements of the Company as at March 31, 2009, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

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

PART I

Item 1.             Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.             Offer Statistics and Expected Timetable

Not Applicable

Item 3.             Key Information

A.      Selected financial data.

The selected financial data set forth below should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects”, and in conjunction with the consolidated financial statements and related notes of the Company included under “Item 17, Financial Statements." The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 11 to the consolidated financial statements. The Company's financial statements are set forth in Canadian dollars.

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended March 31, 2009, 2008, 2007, 2006, and 2005. Except as otherwise indicated, dollar amounts presented are equivalent under Canadian and United States generally accepted accounting principles.

		12 Months Ended March 31,
	2009	2008	2007	2006	2005
All in CDN$1,000's except Earnings (loss) per Share
and Number of Common Shares
Operating Revenue	nil	nil	nil	nil	nil
Interest Revenue	37	62	24	12	13
Working Capital	206	1,567	180	808	1,041
Net Earnings (loss) -
Under Canadian GAAP:	(1,538)	166	(1,961)	(2,200)	1,531
Under U.S. GAAP:	(1,715)	152	(2,050)	(1,948)	1,836
Basic and diluted earnings (loss) per share -
Under Canadian GAAP:	(0.03)	-	(0.04)	(0.04)	0.03
Under U.S. GAAP:	(0.03)	-	(0.04)	(0.04)	0.04
Total Assets -
Under Canadian GAAP:	65,560	66,764	41,616	34,874	36,038
Under U.S. GAAP	34,351	35,733	10,925	4,971	3,683
Total Current Liabilities	192	213	419	181	95
Share Capital
Under Canadian GAAP:	85,871	85,582	66,579	58,253	57,608
Under U.S. GAAP:	85,871	85,515	66,559	58,233	57,587
Net Assets -
Under Canadian GAAP:	59,681	60,642	41,197	34,693	35,943
Under U.S. GAAP	28,473	29,611	10,506	4,790	3,588
Number of Common Shares issued	59,932,381	59,870,881	55,670,715	53,075,847	52,610,847

No dividends have been declared in any of the years presented above.

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth, (i) for the five most recent financial years, the average rate (the "Average Rate") of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the U.S. noon exchange rates per the Bank of Canada for each trading day of the fiscal year; and (ii) the high and low exchange rates for each of the previous twelve calendar months for the Canadian dollars, expressed per the Bank of Canada.

The Average Rate is set out for each of the periods indicated in the table below.

2009	2008	2007	2006	2005
US$0.8878	US$0.9688	US$0.8784	US$0.8379	US$0.7820

The high and low exchange rates for each month during the previous twelve months are as follows:

Month	High (US$)	Low (US$)
June 2008	$1.0052	$0.9690
July 2008	$1.0025	$0.9733
August 2008	$0.9768	$0.9332
September 2008	$0.9711	$0.9241
October 2008	$0.9447	$0.7695
November 2008	$0.8713	$0.7721
December 2008	$0.8423	$0.7688
January 2009	$0.8503	$0.7834
February 2009	$0.8224	$0.7855
March 2009	$0.8202	$0.7653
April 2009	$0.8421	$0.7870
May 2009	$0.9176	$0.8365

On June 25, 2009, the noon buying rate in Canadian dollars as per the Bank of Canada (the "Exchange Rate") was $1 Canadian = US$0.8636

B.      Capitalization and indebtedness.

Not Applicable

C.      Reasons for the offer and use of proceeds.

Not Applicable

D.      Risk factors.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the

Company's securities. Any or all of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and on the market price of its common stock.

     (a)      The Company's limited operating history makes it difficult to evaluate the Company's current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of growth of all companies, and in mining companies in particular. The Company has not commenced mining operations and is still in the exploratory and permitting stage. The Company may not be able to obtain all of the permits which are necessary for it to commence oprations. The Company’s mining operations may not be successful. As a result of this limited operating history, period-to-period comparisons of the Company’s operating results may not be meaningful and the results for any particular period should not be relied upon as an indication of future performance.

     (b)      The diamond mining business is speculative and the Company may not be successful in implementing its plans to establish a successful and profitable diamond mining business

Resource exploration and possible development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Diamonds acquired or discovered by the Company may be required to be sold to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, as per the Gahcho Kué Joint Venture Agreement (see “Item 4D - Property, plant and equipment - Principal Properties - The AK Property”), at a price which is reflective of the market at that time.

     (c)      The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out business.

The Company currently has no significant source of operating cash flow. The Company has limited financial resources. The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to generate revenues. The Company’s current operations do not generate any cash flow. The Company’s annual operating costs are approximately $1.3 million.

     (d)      Exploration and Development

The Company's properties are primarily in the advanced exploration and permitting stage. Company mining operations may never become profitable. Drilling of the 5034, Hearne and Tuzo kimberlite pipes has been extensive and has now been completed. There are no estimates of reserves. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results. Mine plans and processing concepts that have been developed are preliminary in nature.

     (e)      The preliminary process testing may not be accurate in predicting the actual presence and recoverability of diamonds on Company properties.

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

     (f)      The Company currently does not have adequate funds to explore properties other than the Gahcho Kué Project.

Except for the Gahcho Kué Project where project costs are paid by De Beers, the Company does not have the ability to pay for exploration or development costs on its other properties. If if such funds were available, there is no assurance that expending such funds would result in discovery of any diamondiferous kimberlite.

     (g)      The Company has a history of losses and is likely to continue to incur losses for the foreseeable future.

The Company has a history of losses and is likely to continue to incur losses for the foreseeable future. During the years ended March 31, 2009, 2008, and 2007, the Company incurred net losses or earnings during each of the following periods:

•	$1.538 million net loss for the year ended March 31, 2009.

•	$0.166 million net earnings for the year ended March 31, 2008.

•	$1.961 million net loss for the year ended March 31, 2007.

As of March 31, 2009, the Company had an accumulated deficit of $27.5 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage, and the Company has no history of earnings or cash flow from operations and, as an exploration company, has only a history of losses.

     (h)      The Company may never recover the amounts it has capitalized for mineral property costs

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

     (i)      The Company’s failure to generate revenues in the future could cause the Company to go out of business.

As of March 31, 2009, the Company had cash and short-term investment of approximately $0.297 million and working capital of approximately $0.2 million. During the past three fiscal years ended March 31, 2009, the Company has used approximately $3.4 million in cash flows in operating activities including approximately $1.142 million during the fiscal year ended March 31, 2009, $1.230 million during the fiscal year ended March 31, 2008, and $0.978 million during the fiscal year ended March 31, 2007.

The Company's administrative and other expenses are expected to be approximately $1.3 million for the next year. The Company will be required to raise additional capital through equity and/or debt financings in the very near future on terms that may be dilutive to its shareholders' interests in the Company and to the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations. As well, there is no guarantee that the Company will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable. If the Company is not able to raise sufficient capital, it may not be able to grow the Company, or it may be forced to cease doing business.

     (j)      The Company’s properties have no proven reserves

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

     (k)      If the Company does not hold good title to properties, its ability to explore and eventually mine them could be prevented or restricted.

The Company’s business depends upon having clear title to its properties and its ability to explore and mine its properties without undue restriction. If any of its properties are subject to prior unregistered agreements that restrict the use of the properties, or if it does not hold title to the properties as it believes it does, its ability to explore and mine on those properties could be limited or prevented completely. This would have a material adverse effect on the business and its results of operation.

     (l)      Diamond prices can fluctuate significantly, and as a result, the Company’s results of operation may fluctuate significantly.

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers, of South Africa, and from The Diamond Trading Co., (formerly known as the Central Selling Organization), a marketing agency controlled by De Beers. The price of diamonds has historically fluctuated. The price of diamonds dropped sharply after September 11, 2001 and had recovered, but future prices cannot be predicted. Between 2003 and 2006 diamond prices increased on average by approximately 15%. In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%. From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time. Starting in mid-April 2009, rough diamond prices have started to rebound, tempered by concerns of consumer buying confidence and behaviour. Because of such fluctuations, the Company’s results of operation may fluctuate significantly.

     (m)      The Company may incur significant costs to comply with Environmental and Government Regulation

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

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of existing or new laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

      (n)      Climate and transportation costs may increase and have a negative effect on the Company’s results of operation.

The Gahcho Kué Project is subject to climate and transportation risks because of its remote northern location. Such factors can add to the cost of exploration, development and operation, thereby increasing costs and negatively affecting profitability.

     (o)      The Company is dependent upon its joint venture partner for the success of the Gahcho Kué Project.r

The Company, and the success of the Gahcho Kué Project, are dependent on the efforts, expertise and capital resources of our joint venture partner, De Beers Canada, and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring, permitting, developing and operating the Gahcho Kué Project. In additional, De Beers Canada is providing critical financing for the project. The Company is dependent on De Beers Canada for accurate information about the Gahcho Kué Project, and the proper and timely progress of exploration, permitting and development.

     (p)      Operating Hazards and Risks

Diamond exploration involves many risks. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

     (q)      There are numerous factors beyond the control of the Company affect the marketability of any diamonds discovered.

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

     (s)      The Mineral Resources Industry is intensely competitive and the Company competes with many company that have greater financial means and technical facilities.

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

     (t)      Financing Risks.

The Company's current operations do not generate any cash flow. As the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has successfully raised funds in recent years through share, option and warrant issuances. As of March 31, 2009, the Company had cash and short-term investment of approximately $0.297 million and working capital of approximately $0.2 million. Subsequent to March 31, 2009, certain directors and officers exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company for near term requirements. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. The Company’s annual cash operating costs are approximately $1.3 million.

      (u)      If outstanding options to buy Company stock are exercised, existing shareholders’ interests in the Company will be diluted.

As at June 25, 2009, there were 1,134,635 options outstanding with exercise prices ranging from $1.26 to $4.50 (expiring at various dates). There were no warrants outstanding. The stock options, if fully exercised, would increase the number of shares outstanding by 1,134,635. Such options, if fully exercised, would constitute about 2% (out of 61,232,381 shares (60,097,746 issued and outstanding, plus total outstanding options) respectively) of the Company's resulting share capital as at June 25, 2009. It is unlikely that options would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

     (v)      Members of our Board of Directors may have outside interests which conflict with the Company or its shareholders.

Patrick Evans and Jennifer Dawson have Consulting Agreements with the Company (see “Item 6C - Board Practices”). In addition, certain officers and directors of the Company are associated with other natural resource companies that acquire interests in mineral properties.. Such associations may give rise to conflicts of interest from time to time.

      (w)      If the Company is not able to attract and maintain qualified key management personnel, it may not be able to successfully implement its planned business activities and growth.

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of Patrick Evans. See “Item 7B -Related party transactions” and “Item 6C - Board Practices”. Loss of the key person could have a material adverse effect on the Company. The Company does not maintain key-man life insurance on Patrick Evans.

     (x)      The Company’s stock price is subject to significant fluctuations.

Prices for the Company's shares on the TSX and on the NYSE Amex, have been extremely volatile. The price for the Company's common shares on the TSX ranged from $0.75 (low) and $5.05 (high) during the fiscal year ended March 31, 2009, and from $3.79 (low) to $5.93 (high) during the fiscal year ended March 31, 2008. The price on the NYSE Amex ranged from $0.58 US (low) and $4.95 US (high) during the fiscal year ended March 31, 2009, and from $3.54 US (low) to $5.49 US (high) during the fiscal year ended March 31, 2008. Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

     (y)      The Company has not paid dividends in the past and does not anticipate paying them in the foreseeable future.

Since our inception, we have not paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay any dividends on our common stock, our shareholder will be able to profit from an investment only if the price of the stock appreciates before the shareholder sells it.

     (z)      Currency rate fluctuations may have a material effect on our financial position, results of operations, and timing of the development of the Company’s properties.

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

      (aa)    De Beers Support

The exploration of the Gahcho Kué Project has been primarily funded by De Beers, and De Beers Canada has made an equity investment in the Company. However, there is no assurance that the level of support provided by De Beers will continue in the future.

     (bb)     It will be difficult for any shareholder of our Company to commence legal activation against our esecutives. Enforcing judgments won against them or the Company will be difficult.

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

     (cc)    Our common stock may be delisted from NYSE Amex, and if this occurs, shareholders may have difficulty converting their investment into cash efficiently.

NYSE Amex has established certain standards for the continued listing of a security on this exchange. If our common stock were to be excluded from NYSE Amex, the prices of our common stock and the ability of shareholders to sell such stock would be adversely affected. As well, the Company would be required to comply with the initial listing requirements to be relisted on NYSE Amex.

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

Under the terms of the MPV Amalgamation Agreement, as at November 1, 1997, each Old MPV share was exchanged for one MPV Share and each 444965 share was exchanged for approximately 0.80 of one MPV Share. The conversion ratios reflected the respective interests of Old MPV and 444965 in the AK-CJ Properties prior to the date of the MPV Amalgamation.

Old MPV was incorporated under the laws of British Columbia on December 2, 1986 under the British Columbia Company Act and was engaged in the exploration of precious and base mineral resource properties until the date of the MPV Amalgamation. Prior to the date of the MPV Amalgamation, Old MPV held an undivided 50% interest in the AK-CJ Properties and an interest in each of the other properties which are currently held by MPV, as described below.

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

The subsidiaries of the Company, represented diagrammatically, are as follows:

The Company's registered, records, administrative, and executive office is at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4, the telephone number is (416) 361-3562, and the fax number is (416) 603-8565.

The Company's initial public offering on the Vancouver Stock Exchange ("VSE") was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company listed its shares on the Toronto Stock Exchange ("TSX") (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the

Vancouver Stock Exchange (now known as the TSX Venture Exchange and prior to that, as the Canadian Venture Exchange ("CDNX")) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on the NYSE Amex (formerly Amex) under the symbol “MDM”. Prior to April 4, 2005, the Company's shares traded on the OTCBB under the symbol "MPVI". The Company is also registered extra-provincially in the Northwest Territories, and is a reporting issuer in British Columbia, Ontario and Alberta. The Company files reports in the United States pursuant to Section 13 of the Securities Exchange Act.

The Company’s transfer agent is Computershare located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

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

On July 5, 2006, the Company announced that it had entered into an agreement with certain Camphor Ventures Inc. (“Camphor” or “Camphor Ventures”) shareholders to acquire approximately 33.5 percent of the issued and outstanding shares of Camphor through a private agreement exempt share exchange on the basis of 0.3975 Mountain Province shares for each Camphor share. The acquisition was completed on July 24, 2006.

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

B.      Business overview.

1.1    Introduction

The Company is a natural resource property exploration and development company. The Company has interests in several natural resource properties, the most significant and principal property being a 49%

interest (including the 4.9% interest in the property held by Camphor) in the AK Property located in the Northwest Territories of Canada. See "Item 4D - Property, plants and equipment".

The Company, as yet, does not have any commercially viable resource properties. Bulk sampling and drilling on the AK Property is complete, and the AK Property is now in the advanced exploration and permitting stage. There are no revenues from the Company’s natural resource properties.

1.2    Historical Corporate Development

AK-CJ Properties, and the Gahcho Kué Project

In August 1992, the Company acquired a 100% interest in the AK-CJ Properties that encompassed approximately 520,000 acres. Pursuant to an agreement dated November 18, 1993 (as amended), the Company optioned 40% of its interest in the AK-CJ Properties to 444965, a subsidiary of Glenmore.

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

During 1996, the Company completed a 104-tonne mini-bulk sample from the 5034 kimberlite pipe. The results indicated an average grade of 2.48 carats per tonne. During 1997, the Company concluded a joint venture agreement (the "Letter Agreement") with Monopros, a wholly-owned subsidiary of De Beers now known as De Beers Canada Inc., Camphor Ventures Inc., and other parties, and further amended it (as the Gahcho Kué Joint Venture Agreement) in 2002, to develop the AK-CJ Properties. The Letter Agreement granted De Beers the sole and exclusive right and option to acquire a 51% ownership interest in the AK Property in consideration of incurring certain expenditures.

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

At the end of July 2003, De Beers notified the Company that they had started work on a detailed internal cost estimate study on the Gahcho Kué Project that incorporated the Kennady Lake diamond deposits. They based their decision on their belief that the improving geo-political and economic conditions supported confidence in longer-term diamond price projections. In November 2003, the Joint Venture’s management committee approved a budget of approximately $25 million for the study which started in January 2004, and was completed mid-2005.

The projected profitability levels were sufficiently encouraging to the Joint Venture to support the Joint Venture’s decision to proceed to the next phase of permitting and advanced exploration to improve the resource confidence and input data for mine design to support further study. On July 11, 2005, De Beers reported an increase in the modeled value of the diamonds for the Gahcho Kué Project with the modeled values increasing by approximately 6, 7 and 8 percent for the Tuzo, Hearne and 5034 pipes respectively.

During 2006, 2007 and the winter of 2008, advanced exploration and permitting work continued on the AK Property. For further particulars, reference should be made to “Item 4D - Property, plants and equipment - Principal Properties - Resource Properties”.

Other Properties

As of June 30, 2000, the Company completed the Arrangement, an amalgamation of its wholly-owned subsidiary, Mountain Glen, with Glenmore, acquired the principal properties of Glenmore, namely, the Haveri and Sirkka gold properties, which are located in Finland, and indirect interests in the Telegraph and Springtime Property located the United States. The Sirkka, Telegraph and Springtime claims all lapsed in 2002/2003. The Company's interests in the Ketza River Property and Molanosa Projects have also lapsed. The Company has a 50% interest (acquired pursuant to an option/joint venture agreement with Opus Minerals Inc., now known as First Strike Diamonds Inc. on July 13, 1998) in claims held by Opus Minerals Inc. in the northern end of the Baffin Island. The property values for these claims have been written off and the Baffin Island property is no longer of interest to the Company. The Company also acquired a group of seven claims in northeastern Manitoba on March 20, 2001. Five of the seven claims lapsed in 2003, and the remaining two, in 2004. The Company does not regard the properties, other than the AK Property, as material, and they are only briefly discussed in this annual report. The Haveri property was joint-ventured with Northern Lion Gold Corp. (formerly known as Vision Gate Ventures Limited) and in October 2004, the Company's remaining 30% interest in the Haveri property was exchanged with Northern Lion Gold Corp. for 4,000,000 of the latter's common shares. For further particulars, reference should be made to “Item 4D - Property, plants and equipment - Other Properties”.

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

Foreign Assets

Until the Arrangement with Glenmore, all of the Company's assets are and have been located in Canada (see Item 4D - Property, plants and equipment - Principal Properties). Since the Arrangement, the Company has not generated any revenue from operations. Pursuant to the Arrangement, the assets of Glenmore, including properties in Finland, were acquired by Mountain Glen, and are now held by the Company, having been distributed to the Company on the winding up of Mountain Glen. The Haveri Gold Property in Finland was transferred to Northern Lion Gold Corp. in 2004. See “Item 4A - History and development of the Company - Acquisitions and Dispositions”.

Competition

The Company competes with other mining exploration and development companies in respect of the acquisition of new natural resource properties. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Competition could adversely affect the Company's ability to acquire suitable properties or prospects for exploration in the future.

The Company may be bound to sell its diamonds from the Gahcho Kué Project to The Diamond Trading Co., pursuant to the terms of the Gahcho Kué Joint Venture Agreement (see “Item 4B - Business Overview - Description of Business - Historic Corporate Development”). The Diamond Trading Company in turn sells its rough diamonds to their customers.

On October 17, 2007, the Company entered into an agreement with the Government of the Northwest Territories pursuant to which it agreed to make available 10% of its share of the diamonds from the Gahcho Kué Project to the Northwest Territories diamond cutting and polishing facilities.

Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mine-related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

In most jurisdictions, mining is regulated by conservation laws and regulations. In the Northwest Territories, the mining industry operates primarily under Canadian federal law because the ownership of water, fisheries, and surface and sub-surface rights to land are vested in the federal government. Accordingly, federal legislation governs prospecting, development, production, environmental protection, exports, and collective bargaining. Matters of a purely local or territorial nature, such as mine safety standards, the establishment of a minimum wage, education and local health services are matters for the Territorial government. With respect to environmental matters, the Company's properties are subject to federal regulation under, inter alia, the Canadian Environmental Protection Act, the Fisheries Act, the Northwest Territories Waters Act, the Arctic Waters Pollution Prevention Act, the Navigable Waters Protection Act, the Mackenzie Valley Resource Management Act and the Mackenzie Valley Land Use Regulations. Territorial environmental legislation may also apply for some purposes. The Mackenzie Valley Land and Water Board established under the federal Mackenzie Valley Resource Management Act has the responsibility to receive and to process applications for water licenses under the Northwest Territories Waters Act in most areas of the Northwest Territories. These licenses outline the volume of water the mine may use, how tailings will be treated, the quality and types of waste that my be deposited into the receiving environment and how the quality and types of waste may be monitored and contain requirements regarding the restoration of the tailings disposal and other affected areas. The Mackenzie Valley Land and Water Board also issues land use permits applicable to most areas of the Northwest Territories under the Mackenzie Valley Land Use Regulations. Such permits govern the manner in which various development activities on federal Crown and other lands may be undertaken. Applicable territorial legislation and regulations include the Apprentice and Trade Certification Regulations, Archaeological Resources Act, Boilers and Pressure Vessels Regulations, Business Licence Fire Regulations, Civil Emergency Measures Act, Environmental Protection Act, Environmental Rights Act, Explosives Use Act, Explosives Regulations, Fire Prevention Act, Fire Prevention Regulations, Labour Standards Act, Mine Health and Safety Act, Mine Health and Safety Regulations, Public Health Act, Research Act, Wildlife Act, and Workers Compensation Act.

The Fisheries Act, Northwest Territories Waters Act, Territorial Lands Act and Regulations, , Territorial Quarrying Regulations, Mackenzie Valley Land Use Regulations, Real Property Act, Transportation of Dangerous Goods Act, and the Canada Mining Regulations are federal legislation or regulations. Failure to comply with territorial and/or federal legislation or regulations may result in cease work orders and/or fines.

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

C.       Organizational structure.

See “Item 4 A - History and development of the Company - The Corporate Organization”.

D.       Property, plants and equipment.

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property also known as the Gahcho Kué Project, which is located in the Canada’s Northwest Territories. The Gahcho Kué Project is in the permitting and advanced exploration stage, and there are no reserve estimates for this property at this time.

A "mineral resource" as defined under the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resource and Mineral Reserves (the "CIM Definition Standards"), which are different from the SEC guidelines (the "SEC Guidelines") set forth in Guide 7 under Item 802 of Regulation S-K, means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. See "Glossary of Technical Terms" in this Report.

In this Annual Report, because the Company is a Canadian company with mining properties in Canada, the definitions and disclosures are made in accordance with the CIM Definition Standards as required by Canadian law for disclosure of material facts. The CIM Definition Standards differ from those adopted by the Securities and Exchange Commission (the “SEC”) in its Industry Guideline No.7. See “Glossary of Technical Terms” in this Report.

It should be noted that the SEC Guidelines define "reserve" to mean "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". No such reserves, as defined in the SEC Guidelines or as defined in the CIM Definition Standards, have been determined to exist at the present time.

Description of Property

Administrative Offices

The Company's administrative office is located at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4. The Company considers these premises suitable for current needs.

Mineral Properties

Of the Company’s properties, Gahcho Kué Project is under the most intense work because of the discovery of the Kennady Lake Kimberlite Field, and is considered to be the Company's only principal property.

Extracts from Technical Report

Unless otherwise stated, the technical information in this section from the sub-headings Property Settings to AMEC Recommendations is based upon Independent Qualified Person's Technical Report dated as of April 20, 2009 (the "Technical Report") entitled "Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Northwest Territories, Canada" prepared for the Company by AMEC Americas Limited by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng. The Technical Report is included as Exhibit 14.1 of this Form 20-F report. It was filed with the relevant Securities Commissions in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on June 12, 2009. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report.

Property Setting

The Gahcho Kué Project is located at the informally-named Kennady Lake, approximately 300 km east-northeast of Yellowknife in the District of Mackenzie, Northwest Territories (NWT), Canada. The property lies on the edge of the continuous permafrost zone in an area known as the “barren lands”. This terrain is characterized by low heath and tundra, with occasional knolls, bedrock outcrops, and localized surface depressions interspersed with lakes. Topographic elevations within the property range between 400 masl to 450 masl. The climate in the Gahcho Kué area is classified as sub-arctic, as the site is located immediately north of the tree line. Winters are long and cold, and summers are short and generally cool. The dominant flora is scrub birch-Labrador tea tundra and scrub birch–cloudberry. Fauna includes red fox, arctic fox, sic sic (small spotted squirrel), grizzly bear, wolf and caribou (during annual migration), ptarmigan, abundant migratory bird life in summer, and clouds of mosquitoes and black flies during the height of the summer months (mid-June to mid-August).

Access to the Project is via float-equipped airplanes landing on the lake during the ice-free summer season and conventional or ski-equipped airplanes landing on an ice airstrip during the winter. In the shoulder seasons access is either direct using a helicopter or via a 1,000 foot long airstrip marked out on a relatively flat esker, approximately 26 km north of the Gahcho Kué camp. A helicopter transports people and goods between the esker and camp during these periods. Flight time from Yellowknife is about 1 hour and 20 minutes by Twin Otter. During the 1999, 2001, 2002, and 2006 winters, a permitted 120 km winter ice road was constructed connecting the Property with the main Tibbit-Contwoyto winter ice road, which supported shipments of fuel, heavy equipment, and construction materials.

Tenure and Agreements

The Project falls within four mining leases of 21-year tenure held. The mining leases are 100% owned by De Beers Canada Inc. (De Beers Canada), which holds them on behalf of the Gahcho Kué Joint Venture. The participating interest of each of the joint venture parties is governed by the 2002 Gahcho Kué Joint Venture Agreement, which is registered against the mineral leases.

Interest in the Gahcho Kué Project is governed by the updated and expanded Gahcho Kué Joint Venture Agreement effective January 1, 2002 when De Beers Canada agreed to fund all ongoing exploration, development and other project costs, after earning a 51% interest in the property by completion of a Desktop Study on August 4, 2000. MPV subsequently acquired all the shares of minority partner, Camphor Ventures, in 2007, and now holds 49% of the Project.

Leases are maintained by annual payments to the Department of Indian and Northern Affairs at C$1 per acre, increasing to C$2 per acre upon renewal to a second 21-year term. The total area under the lease is 4,189.72 ha (10,353 acres).

Mining tenure held by De Beers on behalf of the Joint Venture is valid and sufficient to support Mineral Resources. De Beers has taken appropriate steps to insure extension of the leases, which will remain valid until July 15, 2023 because of expenditures on the property to date. Surface rights have not yet been acquired, and can be obtained by application to the Crown.

At this time, all of the permits required for exploration are in force. During those periods when exploration was active, the work was conducted under the appropriate permits.

Permits required for exploitation were identified, and the process for obtaining those permits was defined.

Previous Work

There is no recorded exploration prior to 1992 for diamonds, base, or precious metals in the area covered by the Property. Exploration conducted on behalf of MPV by Canamera Geological Ltd. during 1995 resulted in the discovery of the 5034 kimberlite.

De Beers became the operator of the property via a joint-venture agreement in 1997. Additional kimberlites, including Tesla, Hearne, and Tuzo were discovered the same year.

Inferred and Indicated Mineral Resources were disclosed for the first time in 2003 using CIM definitions with a supporting technical report filed on SEDAR on July 17, 2003. Information contained in the July 2003 technical report is superseded by the April 20, 2009 Technical Report, and should not be relied upon. Since 2003, there have been material changes to scientific and technical information, including additional diamond and geotechnical drilling, conceptual open pit and underground design work, supplementary metallurgical testing, and optimization studies as set forth in the April 20, 2009 Technical Report.

Geology and Mineralization

The Gahcho Kué kimberlite cluster occurs in the southeast Slave Craton.

Several kimberlite bodies were discovered and delineated by drilling. The 5034, Hearne North, Hearne South, and Tuzo pipes have the most attractive grades and tonnages delineated to date. Of the larger kimberlites on the property, the 5034 kimberlite is interpreted as forming an irregular hypabyssal root zone, Hearne and Tesla as transitional diatreme to root zones and Tuzo as the deeper part of a diatreme zone (Tesla is not included in the Gahcho Kué Mineral Resource because of its small size (0.4 ha) and relatively low-grade).

The 5034, Hearne, and Tuzo kimberlites have contrasting pipe shapes. The West Lobe, Centre Lobe, and eastern portion of the North-East Lobe of the 5034 kimberlite sub-crop below lake-bottom sediments; the northern portion of the 5034 North-East Lobe (referred to as the North Lobe) is a blind lobe overlain by approximately 80 m of in-situ country rock. The 5034 pipe is dominantly infilled with hypabyssal kimberlite (HK). Hearne South is a roughly circular pipe and smaller than Hearne North, which is a narrow elongated pipe. Hearne South is infilled predominantly with tuffisitic kimberlite breccia (TK); Hearne North is infilled with approximately equal amounts of HK and TK. Tuzo is characterized by smooth, steep-sided pipe walls and is predominantly infilled with TK with HK at depth.

In most cases, the top of the kimberlites occur between 380 and 390 masl. Except for the 5034 North Lobe, which intrudes 70 to 80 m below a peninsula, the kimberlites subcrop at the bottom of Kennady Lake, covered by 10 to 15 m of water and between 5 to 15 m of glacial lake sediments. The kimberlites are surrounded laterally by granite and granite-gneiss country rock.

AMEC determined that the geological understanding of the deposit setting, lithologies, and kimberlite type distributions was adequate to support Mineral Resource estimation. Understanding of diamond distributions within each kimberlite type were sufficient to support Mineral Resource estimation.

As well, AMEC assessed that the style of mineralization was sufficiently understood to support Mineral Resource estimation.

Drilling and Sampling

The property was the subject of several drilling campaigns since the initial work by Canamera Geological Ltd. in January 1995. In 1995, small diameter core drilling (47.6 mm NQ core) by Canamera Geological Ltd. discovered the 5034 kimberlite during drilling of geophysical anomalies at the head of a kimberlitic indicator mineral dispersion train.

Since then, small-diameter NQ core drilling was used extensively to test geophysical and kimberlite indicator mineral dispersion-train targets peripheral to the 5034 cluster (Tuzo and Hearne were discovered in 1997), as well as to delineate the shape of the kimberlite bodies and to provide data (including micro-diamonds) for geological and Mineral Resource modelling.

Large diameter core (“LDC”) drilling was used to collect small mini-bulk samples from 5034. In 1996, Canamera Geological Ltd. obtained PQ-sized core samples (85 mm diameter), and in 2007, the Gahcho Kué Project obtained 149 mm diameter LDC samples. The LDC samples provide additional information (macro-diamonds) regarding the diamond content of the pipes.

Large diameter reverse circulation (“RC”) drilling (LDD) was used to collect kimberlite mini-bulk samples by GKJV. LDD programs have included smaller scale 140 mm (5.5 -inch) diameter drillholes in 1998 and 1999, 311 mm (12.25-inch) drill holes in 1999, to the largest employed, the 610 mm (24-inch) diameter drill holes in the 2001, 2002, and 2008 mini-bulk sampling programs. The LDD mini-bulk sample programs were obtained macro-diamonds for grade and revenue estimation.

5034

Canamera Geological Ltd’s. 1995 and 1996 drilling of the 5034 kimberlite comprised 69 NQ core holes to obtain geological and pipe volume data and 43 PQ core holes to obtain macro-diamonds for a preliminary estimate of diamond grade. An additional 11 NQ core holes and 17 RC holes of various sizes were drilled by the Project between 1998 and 2002. Mini-bulk sampling conducted between 1998 and 2002 to determine diamond grade and revenue has included 140 mm (5.5-inch) diameter drill holes in 1998, 311 mm (12.25-inch) diameter drill holes in 1999, and 610 mm (24-inch) diameter holes that were drilled in 2001 and 2002. The 1998 and 1999 drilling focused on the 5034 West, Centre and East lobes; in 2001 the East Lobe and the west neck of the Centre Lobe were drilled; in 2002 work focused on the narrow corridor drilled previously in 1999 through the West and Centre lobes. There was one delineation NQ core hole drilled by GKJV at 5034 in 2003.

In 2004, 13 core holes drilled into the 5034 kimberlite as part of pit geotechnical, hydrogeology, and ore dressing studies (ODS). In 2005, a single core hole for hydrogeology studies drilled through the East Lobe of 5034, and two core holes were drilled at the North Lobe of 5034 to provide additional geological data. A substantial core program followed this in 2006 that comprised 11 HQ core holes for pit geotechnical, pipe volume delineation, and geological investigations. The last campaign of core drilling was conducted in 2007 with five HQ core holes being drilled to provide geological data from the 5034 East Lobe and 5 LDC holes (149 mm, 5.875 -inch) drilled into the 5034 North Lobe to obtain a small parcel of macro-diamonds for comparative purposes.

Hearne

A total of 25 core holes were drilled in and around the Hearne kimberlite by GKJV during 1997-2003:

•	17 in Hearne North
•	6 in Hearne South (1 that intersected both pipes)
•	2 of which did not intersect kimberlite.

In 1998, 19 LDD holes (140 mm diameter) were drilled into the Hearne kimberlite to test the diamond grade:

•	16 were located at Hearne North
•	1 in Hearne South
•	2 holes intersected only granite.

In 1999, 8 LDD (311 mm diameter) holes were drilled into Hearne North and 2 into Hearne South to obtain macro-diamonds for initial revenue estimation. In 2001, 3 LDD (610 mm diameter) holes were drilled into the northern half of Hearne North, and 5 more LDD (610 mm diameter) holes tested Hearne North in 2002, to increase the parcel of macro-diamonds available for revenue estimation.

In 2004, 14 NQ core holes were drilled into the Hearne kimberlite as part of pit geotechnical and ODS programs. In 2005 a single core hole was drilled for hydrogeological studies, and in 2006 a single core hole was drilled to support pit geotechnical studies.

Tuzo

Between 1997 and 1999, 8 NQ core holes were drilled into Tuzo. All of these were angle holes collared outside the kimberlite body and drilled into, and sometimes through, the kimberlite. In 2002, 7 vertical HQ core holes were drilled into the pipe. LDD mini-bulk sample drilling took place in 1998 and 1999. Drilling to a maximum depth of 166 m, 17 LDD holes (140 mm diameter) were completed in 1998, and an additional 11 LDD holes (311 mm diameter) were completed in 1999 to a maximum depth of 300 m.

In 2004, 2 HQ core holes were drilled at Tuzo as part of a pit geotechnical study. This was followed by an 11-hole HQ core program in 2006 to provide pipe delineation and geological data. In 2007, a grid of 27 HQ core holes was completed to provide additional geological and pipe volume delineation data. The final resource drilling at Tuzo was an LDD mini-bulk sample program conducted in 2008 with 9 holes (610 mm) completed to provide additional macro-diamonds for diamond revenue estimation.

AMEC’s Assessment

Exploration programs completed to date were assessed by AMEC to be appropriate to the style of mineralization and adequate to support Mineral Resource estimation. Drill hole types and orientations were appropriate for the type of mineralization. Small-diameter core holes defined the limits of the kimberlite bodies. Large-diameter core and reverse circulation drilling provided mini-bulk samples of kimberlite material for macro-diamond extraction. Micro-diamonds extracted from the small-diameter cores drilled to define the limits of the deposit. Three diamond breakage studies indicated that breakage was about 10–15% that is typical for this type of drilling program. The diamond parcels obtained in 2007–2008 were not evaluated for diamond breakage.

AMEC also assessed that the sampling and sample lengths were appropriate for the type of mineralization. Core sample lengths were somewhat variable during the early years of the Project. Later in the Project, core sample lengths were standardized at 12 m. These standardized samples provided most of the data used for the Mineral Resource estimates reported in the Gahcho Kué Kimberlite Project NI 43-101 Technical Report dated April 20, 2009.

Core and cuttings logging met and typically significantly exceeded industry practices. Core was quick-logged on site, and the kimberlite intersections were transported to De Beers’ core logging facility in Sudbury, Ontario where experienced geologists log kimberlite type, mineral and inclusion types and concentrations, and structures. AMEC assessed that geotechnical work to date was appropriate for the stage of the project and type of mining planned. Geotechnical logging of exploration core is a routine procedure performed by geologists trained in the logging methods required. A number of core holes were drilled specifically to obtain geotechnical data. Collar and downhole surveys were performed using industry-standard methods and instruments.

AMEC determined that the analytical and diamond recovery procedures were adequate to support Mineral Resource estimation. Macro-diamond and micro-diamond extractions were performed using procedures standard to the industry. Micro-diamonds were recovered from core using either caustic fusion or acid dissolution procedures. Both are standard to the industry, although caustic fusion is the most common procedure. Macro-diamonds are extracted using small-scale diamond recovery plants. Geochemical samples were analyzed using standard procedures and instrumentation. Density determinations were performed using standard procedures, and the number of density data is adequate to support Mineral Resource estimation. Most of the density data were obtained using a water immersion procedure standard to the industry. Some of the data were obtained using geophysical methods, and some were obtained by water displacement methods. Quality control during drilling, sampling, and sample analysis is adequate and reflects industry best practices. Quality control of diamond extractions consists of spikes using marked diamonds and tailings audits of a portion of the samples.

Sample and diamond security throughout the exploration process was determined by AMEC to be excellent and consisted of rigorous chain-of-custody procedures, multiple locks requiring at least two persons to open critical areas or containers, cameras in all plants and processing areas, and dedicated security personnel at all plants and processing areas. Shipping of diamonds and diamond concentrates conforms to requirements of Kimberley Process chain-of-custody procedures.

Data Verification

Independent data verifications were undertaken on a number of occasions between 1999 and 2008:

•	1999, 2004, 2007 – independent consultants made site visits to review quality assurance/quality control (“QA/QC”)
•	1999 – external consultant audit of the 1999 evaluation program
•	2000 – geology (petrological) peer review
•

2004 – geotechnical and hydrogeology consultants QA/QC site visit, internal and external Mineral Resource evaluation data base audits, geology (petrological) peer review, Gemcom® three- dimensional (“3D”) model peer review

•	2007 – internal and external petrological peer reviews; external verification of macro-diamond resource evaluation data set
•	2008 – external review of 2003 Technical Report resource estimation and density (rock density) models.

Resource evaluation data base verification included:

•	audits of drill collar locations and lengths
•	down-hole survey data
•	geological logs
•	bulk density data
•	macro-diamond data.

Metallurgical Testwork

AMEC determined that metallurgical testwork was appropriate for the stage of the project and was adequate to support Mineral Resource estimation. Mini-bulk samples were processed using scaled-down equipment that allows collection of some of the processing parameters. Other parameters were obtained from core specifically drilled for that purpose.

Mineral Resource Statement

Large diameter reverse-flood drilling (“LDD”) provided samples of kimberlite for grade and diamond value modelling. Macro-diamonds from the LDD were used to estimate local grades on 5034 West and Centre Lobes and Hearne Pipe. Grade estimations for these pipes were completed using variography and kriging methods. Diamonds from this drilling were also used to confirm diamond size and value data for all lobes and pipes.

Micro-diamonds from drill core were used to create local estimates of grade for the 5034 North-East Lobe and Tuzo Pipe. Micro-diamonds are stones (less than 0.5 mm) recovered from the dissolution of drill core using a caustic fusion process. These results were kriged into local blocks (25 m x 25 m x 12 m) and then converted to carats per hundred tonnes above a commercial bottom cut-off using a model of grade with size developed from micro and macro diamonds.

Density modelling was completed using dry densities. Density was estimated per Lobe for 5034 West and Centre, locally into mining blocks for the 5034 North-East Lobe and Tuzo, and by rock type for Hearne Pipe. Industry-standard techniques were used to ensure appropriate calculation and reporting of the diamond resources at a +1 mm lower cut-off. The Mineral Resources were adjusted for the expected main treatment plant response by reducing recoveries in the lower size classes.

AMEC had access to two sources of diamond valuations. One valuation was from the Diamond Trading Company (“DTC”). WWW Diamond Consultants International (“WWW”) performed the second for MPV. In the Gahcho Kué Kimberlite Project NI 43-101 Technical Report, AMEC relied on both valuations and the Qualified Persons believed that it was appropriate to rely on both sources. WWW are recognized international leaders in this field and are the valuers to the Federal Government of Canada for the Canadian diamond mines in the Northwest Territories. The DTC is the internal qualified group that performs valuations for DeBeers operations, the recognized originator of the methods in use by all valuators, and the rough diamond distribution arm of the De Beers Family of Companies. In addition, they are the world's largest supplier of rough diamonds, handling nearly half of the world's supply by value.

To assess reasonable prospects for economic extraction to support declaration of a Mineral Resource, diamond valuations from the De Beers Group (project operator) and WWW were analysed, and average mid-2008 pricing with a 20% increase was applied to the resource blocks. It is common practice in the industry to assume a higher long-term commodity price when determining a cut-off grade for Mineral Resources than the long-term commodity price used for mineral reserves or financial analysis.

Most of the Mineral Resources were shown to be amenable to open-pit mining. The relatively small amount of remaining material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods. Further study is required to determine economic viability of the material amenable to underground mining methods. Average diamond pricing was only used to assess reasonable prospects of economic extraction to support declaration of Mineral Resources.

Table 1-1 summarizes the Mineral Resource estimate. The Qualified Person for the estimate is Ken Brisebois, P.Eng., an AMEC employee. In this case, AMEC has elected to report the resources at a zero cut-off grade, deeming that the kimberlite contacts can be considered to be the potentially mineable boundaries. Mountain Province Diamonds Inc. and AMEC caution that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

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

Table 1-1: Gahcho Kué 2009 Mineral Resource Summary
at 1.0 mm Bottom Cut-Off (Effective Date April 20, 2009)

		Volume	Tonnes	Carats	Grade
Resource	Classification	(Mm3)	(Mt)	(Mct)	(cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes.
2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5) Diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 pricebooks with a 20% increase factor. The prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

AMEC’s Recommendations

In the Gahcho Kué Kimberlite Project NI 43-101 Technical Report, AMEC concluded that the scientific and technical data on the Gahcho Kué Project is of sufficient quality and level of detail to support a feasibility study, if a decision is made by the Project partners to proceed to a feasibility study. AMEC recommended that the Project partners monitor market conditions to determine when such a decision would be appropriate.

GAHCHO KUÉ PROJECT LOCATION MAP (2007)

Gahcho Kué Project and Mountain Province Diamonds Claims

Mountain Province (outside of the Joint Venture with De Beers) has the following five claims with their respective claim numbers – AK 81, AK 84, AK 85, AK 86 and AK 93. These five claims represent about 12,555 acres. These claims are not part of the Gahcho Kué Joint Venture Agreement with De Beers Canada and are not considered part of the Gahcho Kué Project.

MAP – LOCATION OF PIPES

Information Prepared by the Company

The following information is prepared by the Company. The Company has issued press releases commenting upon recent results and activities for the Gahcho Kué Project. Such disclosure has been reviewed by Carl G. Verley, P.Geo. who serves as the Qualified Person in relation to such disclosure.

2008 Independent Diamond Valuation

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers, of South Africa, and from The Diamond Trading Company, a marketing agency controlled by De Beers. The price of diamonds dropped sharply after September 11, 2001 and had recovered, but future prices cannot be predicted. Between 2003 and 2006 diamond prices increased on average by approximately 15%. In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%. From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time. Starting in mid-April 2009, rough diamond prices have started to rebound, tempered by concerns of consumer buying confidence and behaviour. Regardless, continuing trends suggest an over demand for rough diamonds in the mid- to long-term.

On November 17, 2008, the Company announced the results of an independent valuation of the diamonds recovered from the Gahcho Kué Project during the exploration phase. The valuation was conducted by WWW International Diamond Consultants Ltd. at the London offices of the Diamond Trading Company on September 22 and 23, 2008. Subsequent to the valuation, WWW has revised its Price Book and all diamond values presented below are based on the WWW Price Book as at October 13, 2008.

The independent diamond valution resulted in a 63% increase in the actual price of the Gahcho Kué diamonds to US$135 per carat, on a statistically more robust sample and with rising rough diamond prices compared to the Company’s last independent valuation of a smaller and less representative diamond parcel in 2006.

Table 1-2 below reflects the actual price per carat for the parcel of 8,195.17 carats of diamonds recovered from the Gahcho Kué Project.

Table 1-2: Actual Price (US$/carat)

Kimberlite	Carats	US$/carat	US Dollars
5034	3,133.02	122	381,080
Tuzo	2,155.70	252	542,431
Hearne	2,906.45	62	179,032
Total	8,195.17	135	1,102,543

Table 1-3 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 1-3: Models of Average Price (US$/carat)

Kimberlite	Model Price ($/carat)	Minimum Price ($/carat)	High Price ($/carat)
5034 NE Lobe	120	108	145
5034 Centre	112	102	133
5034 West	124	112	149
Tuzo Other	88	80	107
Tuzo TK TK1	102	91	126
Tuzo TK	70	64	83
Hearne	73	67	86

(+1.50mm bottom cut-off)

In their report to Mountain Province, WWW stated: “The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices’s] will certainly be towards the “high” values [highlighted in the right column of Table 1-3 above].”

The WWW Price Book as at October 13, 2008 reflects a significant write down to reflect the current market conditions. Since then, the diamond market, in the context of the overall financial markets, has deteriorated further. However, WWW believes that the already discounted Price Book of October 13, 2008 provides a reasonable and conservative view of the likely value of Gahcho Kue’s production at the time that it may come into production in several years time. The long-term supply/demand fundamentals, in WWW’s opinion, highlights that a shortage of rough diamond supply will still prevail, but be deferred given the sudden drop in demand reflecting the current global economic situation, which has depressed all commodity prices in the short term. In fact, the current market difficulties will inevitably take out considerable rough diamond supply capacity in the short term, but may well work in favour of a new mine coming on stream at Gahcho Kué in several years time.

Definitive Feasibility Study

On December 16, 2008, the Company announced that the Joint Venture was considering a proposal received from an independent engineering firm to produce a NI 43-101 definitive feasibility study for the Gahcho Kué Project. This definitive feasibility study proposal is still under consideration by the Joint Venture.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the eventual development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB has now commenced the EIR. The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007. The EIR is designed to identify all of the key environmental issues that will be impacted by the eventual development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues. The draft Work Plan anticipated that the EIR of the Gahcho Kué Project will be completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change. On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed. The impact of the EIR on the project’s eventual development schedule is not yet known.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007. On May 9, 2008, the project operator, De Beers, advised the MVEIRB that the Joint Venture deferred the filing of the EIS.

In view of the proposed definitive feasibility study, the results of which are expected to impact on the final project description, the Project Operator, De Beers Canada, advised the MVEIRB that submission of the Gahcho Kué Environmental Impact Statement will be deferred pending the completion of an updated project description. No fixed date has been set for completion of the project description.

Project Costs to Date

The following table outlines the costs to date, with funding coming primarily from De Beers Canada.

Period of Time	Amount (1)
January 1, 1997 to December 31, 2005	$80,097,784
Expenses January 1, 2006 to December 31, 2006	33,409,897
Expenses January 1, 2007 to December 31, 2007	38,372,876
Expenses January 1, 2008 to December 31, 2008	32,479,413
Approved Budget January 1, 2009 to December 31, 2009	1,954,782

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

Item 4A.           Unresolved Staff Comments

None.

Item 5.              Operating and Financial Review and Prospects

A.      Operating results.

The following discussion of the financial condition and operating results of the Company should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Discussion and analysis set forth below covers the results obtained under GAAP in Canada. A significant difference between Canadian and U.S. GAAP exists with respect to accounting for mineral property exploration costs which have been capitalized under Canadian GAAP but are required to be expensed under U.S. GAAP when incurred until such time as commercially mineable deposits are determined to exist within a particular property. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 10 to the consolidated financial statements.

Fiscal Year ended March 31, 2009 compared to Fiscal Year ended March 31, 2008

The Company’s net loss for the year ended March 31, 2009 was $1,537,590, or $0.03 per share, compared with a net income of $165,531 for the year ended March 31, 2008. Before the Company’s tax recovery of $222,796 (2008 - $222,166), the net loss was $1,760,386 (2008 - $56,635) for March 31, 2009.

The net loss for the year ended March 31, 2009 includes stock-based compensation expense of $574,200 compared to no stock-based compensation expense for the year ended March 31, 2008. The options were granted in November 2008, and each vested immediately, and was granted for a five-year term. The net income for the year ended March 31, 2008 includes the Company’s gain on sale of its 4,000,000 common shares of Northern Lion of $1,075,420. Without the gain on sale for the year ended March 31, 2008, the Company had a net loss for the year (before tax recovery) of $1,132,055, or $0.02 per share.

Operating expenses, excluding stock-based compensation, totaled $1,222,968 for the year ended March 31, 2009 compared to $1,194,210 for the prior year. The largest component of these operating expenses was consulting fees, which were $639,987 for the year ended March 31, 2009 compared to $474,704 for the prior year. Consulting fees primarily relate to technical consulting and the fees paid to management, as well as other corporate consulting.

Fiscal Year ended March 31, 2008 compared to Fiscal Year ended March 31, 2007

The Company’s net income for the year ended March 31, 2008 was $165,531, compared with a net loss of $1,961,263 or $0.04 per share, for the year ended March 31, 2007. Before the Company’s tax recovery of $222,166, the net loss was $56,635. The net loss for the year ended March 31, 2008 includes the Company’s gain on sale of its 4,000,000 common shares of Northern Lion of $1,075,420. Without the gain on sale, the Company had a net loss for the year (before tax recovery) of $1,132,055, or $0.02 per share.

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

The Company reported working capital of $206,261 at March 31, 2009 ($1,566,949 as at March 31, 2008), and cash and short-term investment of $297,346 ($1,582,127 at March 31, 2008). The short-term investment is a guaranteed investment certificate held with a major Canadian financial institution, and the Company considers there to be no risk associated with the bank’s creditworthiness.

The Company had no long-term debt at either March 31, 2009 or March 31, 2008. The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

Since the end of the Company’s quarter ended June 30, 2008, global economic conditions and financial markets have experienced significant weakness and volatility. Until this period of weakness and unpredictability subsides, there is increased risk that the Company will be unable to obtain additional financing. In the meanwhile, the Company will continue to exercise prudent management of available and future capital.

The Company has incurred losses in the year ended March 31, 2009 amounting to $1,537,590, incurred negative cash flows from operations of $1,141,890, and will require additional sources of financing to complete its future business plans. . At March 31, 2009, the Company had approximately $300,000 of cash on hand and short-term investment. Subsequent to March 31, 2009, certain directors and officers exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company for near term requirements. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern.

There can be no assurance of continued access to financing, including new equity capital, in the future, and an inability to secure such financing may require the Company to substantially curtail and defer its planned operations, and impact on the Company’s ability to continue as a going concern. The Company’s consolidated annual financial statements are prepared on a going concern basis. Readers are advised to review the Company’s going concern references in Note 1 to the March 31, 2009 year-end audited consolidated financial statements.

During the year, the Company received $34,502 by issuing 61,500 shares upon the exercise of stock options. During the year ended March 31, 2008, the Company received $141,048 by issuing 147,350 shares upon the exercise of various stock options.

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

The Company has no contractual obligations relating to debt or lease obligations as at March 31, 2009.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the continual deferral of costs incurred for mineral properties and exploration, assumptions used to determine the fair value of stock-based compensation, and impairment of the Company’s interest in the Gahcho Kué Project. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for going concern and its interest in the Gahcho Kué Project are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

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

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. The Company’s assessment is that as at March 31, 2009, there has been no impairment in the carrying value of its mineral properties.

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company believes that it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable and that economically recoverable reserves will be discovered. The costs of further development and permitting of the AK Property claims are being borne by De Beers Canada.

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

Item 6.              Directors, Senior Management and Employees

A.      Directors and senior management.

The following table lists, as of June 25, 2009, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment	Age
Jonathan Comerford	Chairman and Director(2)(3)	Chairman of the Company since May 11, 2006 and Director since September 21, 2001	37
Patrick Evans	President, Chief Executive Officer and Director	President and director of the Company since November 15, 2005.	54
Jennifer Dawson	Chief Financial Officer	Chief Financial Officer since May 11, 2006	48
D. Harry W. Dobson	Director(1)	Director since November 1, 1997	61
Elizabeth J. Kirkwood	Director(1)	Director since September 21, 2001	59
Peeyush Varshney	Director(2)	Director since April 13, 2007	42
Carl Verley	Director(1)(3)	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997	59
David E. Whittle	Director(2)(3)	Director since November 1, 1997	45
(1)	Member of the Company's Corporate Governance Committee.
(2)	Member of the Company's Audit Committee.
(3)	Member of the Company's Compensation Committee.

The following is a description of the Company's directors and senior management. The information provided is not within the knowledge of the management of the Company and has been provided by the respective directors and senior officers.

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of the Company since September, 2001 and Chairman since April 2006. Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manager at IIU Limited since August 1995. He represents the Company's largest shareholder, Bottin (International) Investments Ltd., on the Company's board.

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President, CEO and a director of the Company since November 2005. He is a resident of Arizona, USA. Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. He was a career diplomat from 1979 to 1998. In 1999, he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company). In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006. Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007, and has been a non-executive director of First Uranium Corp. (a uranium and gold mining company) since December 2006 and a non-executive director of Anvil Mining Limited (a copper mining company) since March 2009.

Jennifer M. Dawson, B.B.A.

Ms. Dawson has been the Company’s Chief Financial Officer and Corporate Secretary since May 2006. She is a resident of Ontario, Canada. Ms. Dawson is a graduate of St. Francis Xavier University where she received her Bachelor of Business Administration in 1984. Her work experience includes public accounting experience with Touche Ross & Co. (now Deloitte) from 1984 to 1989, and financial management experience with CCH Canadian Limited (1989 to 2000) and Genesis Media Inc.(from 2000 to 2004) She provided financial support to SouthernEra Resources Ltd. in its corporate reorganization in 2004, and ongoing financial support to both SouthernEra Diamonds Inc. and to Southern Platinum Corp. after the reorganization in 2004 and 2005. Since 2004, she has been a self-employed financial consultant, and in addition to her CFO and Corporate Secretary roles with the Company, she provided financial and administrative services to Arizona Star Resource Corp. as a consultant from 2005 to 2008 (now owned 100% by Barrick Gold Corporation) and currently serves as Controller to Blacksands Petroleum, Inc. and it’s subsidiary, Access Energy Inc. (2005 to current).

D. Harry W. Dobson

Mr. Harry Dobson has been a director of the Company since November 1997 and is a resident of Monaco. Mr. Dobson was the founder and chairman of American Pacific Mining Company Inc. and a director of Breakwater Resources Ltd. until 1991. Subsequent to 1991, Mr. Dobson served as Deputy Chairman of the Board and a director of Lytton Minerals Limited. He is a former officer and director of 444965 B.C. Ltd., and served as a director and Chairman of Glenmore Highlands Inc. Since October 2001, he has been a director and officer of Kirkland Lake Gold Inc.

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been an entrepreneur and independent business woman since February 1989 with a focus on the creation, financing and management of junior resource companies. She has been a director of the Company since September, 2001 and was past Chairman of the Board of the Company from January 2003 until April 2006. She was also Chief Financial Officer of the Company from September 2003 until May 2006, and Corporate Secretary from November 2003 until May 2006. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood was the President and CEO of First Nickel Inc. (November 2003 to June 2006). She is also a director of Everbright Capital Corporation (since June 2005). She has been a past director of Canadian Shield Resources Inc. (June 2005-June 2007), Intrepid Minerals Corporation (April 1999 – July 2006), Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002), and a past director and officer of O.S.E Corp. (formerly Oil Springs Energy Corp. (July, 1993- June 2005), Hucamp Mines Limited (May 2001-May 2002), and First Strike Diamonds Inc. (October 1995 – March 2004).

Peeyush Varshney, LL.B.

A resident of British Columbia, Canada, Mr. Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of Canada Zinc Metals Corp., a resource exploration company listed on the TSX Venture Exchange. Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia. He then articled at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994 and has been a member of the Law Society of British Columbia since September 1994.

Carl G. Verley, B.Sc., P. Geo.

Carl Verley was a director of Old MPV since its inception in December 1986 and has been a director of the Company since November 1997. He is a resident of British Columbia, Canada, and a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. He worked for Cordilleran Engineering Ltd. from 1975 to 1982. He has been a self-employed geologist since 1982. From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc., and since July 2003, he has been a director of Alphamin Resources Corp. (formerly La Plata Gold Corporation) and a director of African Metals Corporation since October 2007. He has been the President of Amerlin Exploration Services Ltd., a private company providing exploration services to the mineral industry, since its inception in 1983. He is a registered Professional Geoscientist with both the Association of Professional Geoscientists of Ontario and the British Columbia Association of Professional Engineers and Geoscientists.

David E. Whittle, B.Comm., C.A.

Mr. Whittle is a Chartered Accountant and is a resident of British Columbia, Canada. He has been a director of the Company since November 1997, and from November 1997 to April 1998 served as Secretary of the Company. From 1992 through 2004, Mr. Whittle served as operator or partner of a financial consulting and chartered accounting practice. From 1993 to June 2000, Mr. Whittle was President and a director of Glenmore Highlands Inc., a public company in the mineral exploration business. From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business. From 2004 to August 2007, Mr. Whittle was a director of Image Innovations Holdings Inc., a public company in the business of sports memorabilia and artwork. From October 2007 to the present, Mr. Whittle’s principal occupation has been and is Chief Financial Officer of Alexco Resource Corp., a public company in the business of both undertaking mineral exploration and development and providing consulting services to third parties in respect of environmental remediation and permitting.

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

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•

Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $155,000 in the most recent fiscal year including $150,000 pursuant to a Consulting Agreement for his services as President and CEO, as well as a director’s fee of $5,000 for the year ended March 31, 2009. He has 380,000 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
November 1, 2005	100,000	50,000 on acceptance of the Consulting Agreement 50,000 on the first anniversary of the acceptance of the Consulting Agreement	$2.63	5 years
January 30, 2006	100,000	50,000 vested immediately 50,000 vested January 31, 2007	$4.50	5 years
November 24, 2008	180,000	Immediately	$1.26	5 years

•

Jennifer Dawson, Chief Financial Officer and Corporate Secretary, was paid $99,350 pursuant to a Consulting Agreement for her services as CFO and Corporate Secretary for the year ended March 31, 2009. She was granted 90,000 options on November 24, 2008, each with a term of 5 years, an exercise price of $1.26, and all of which vested immediately.

Compensation for the directors has been approved effective April 1, 2005 at the following levels: the Chairman of the Board receives $10,000 per annum, the Chairman of the Audit Committee receives $7,500 per annum, and all other Directors receive $5,000 per annum. All are paid semi-monthly, in advance.

During each of the years ended March 31, 2009, 2008 and 2007, director fees were earned by the following directors: Jonathan Comerford ($10,000 as Chair of the Board, annually), David Whittle ($7,500 as Chair of the Audit Committee, annually), Carl Verley ($5,000 annually), Elizabeth Kirkwood ($5,000 annually), Patrick Evans ($5,000 annually) and Harry Dobson ($5,000 annually), and for the years ended March 31, 2009 and 2008 only, Peeyush Varshney ($5,000 annually). In the year ended March 31, 2008, three directors were compensated for their work in the Company’s Gahcho Kué Project strategic alternatives review (David Whittle $25,000, Jonathan Comerford $20,000 and Peeyush Varshney $20,000).

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

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the- Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans (3)	Nil	Nil	380,000/0	0/0
Jennifer Dawson	Nil	Nil	90,000/0	0/0

(1)      Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)      In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at March 31, 2009, (ie. financial year end) was $0.85.

(3)      Subsequent to the year-end of March 31, 2009, Mr. Evans exercised 79,365 options.

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

C.      Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next Annual General Meeting of the shareholders of the Company has been scheduled for September 10, 2009.

The Board has adopted a Charter under which it and the Board's committees operate. The Company's board of directors has three committees- the Audit Committee, the Nominating/Corporate Governance Committee and the Compensation Committee.

Audit Committee

The members of the Audit Committee do not have any fixed term for holding their positions and are appointed and replaced from time to time by resolution of the Board of Directors. It is composed of at least three directors, and the Board has determined that David Whittle, C.A. of the Audit Committee meets the requirement of an "audit committee financial expert" as defined in Item 16A of Form 20-F. Each member of the Audit Committee has the financial ability to read and understand a balance sheet, an income statement and a cash flow statement. All three members of the Audit Committee are independent.

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

D.      Employees.

As at the end of the fiscal years March 31, 2009, March 31, 2008, and March 31, 2007, the Company had no full-time employees. Patrick Evans and Jennifer Dawson have consulting agreements with the Company. The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis.

De Beers Canada employs personnel who conduct the exploration, permitting and other activities on the AK Property.

E.     Share ownership.

The following table sets forth, as of June 25, 2009, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Name of Beneficial Owner (11)	Amount and Nature	Percentage(9)(10) of Class
D. Harry Dobson(1)	1,282,510	2.1%
Patrick C. Evans(2)	483,400	*%
Carl G. Verley (3)	305,250	*%
Jonathan Comerford(4)	330,000	*%
Peeyush Varshney (5)	170,122	*%
Elizabeth Kirkwood(6)	145,000	*%
David E. Whittle(7)	115,600	*%
Jennifer Dawson(8)	90,000	*%
Officer and Directors as a Group (9)	2,921,882	4.9%
* less than 1%

(1)	Includes 1,208.510 shares and 74,000 options which are exercisable at a price of $1.26 per share, and which expire on November 23, 2013.

(2)

Includes 182,765 shares and 300,635 options (exercisable presently). 100,000 options are exercisable at a price of $2.63 per share and expire on November 1, 2010. 100,000 options are exercisable at a price of $4.50 per share and expire on January 30, 2011. 100,635 options are exercisable at a price of $1.26 per share and expire on November 23, 2013.

(3)	Includes 255,250 shares and 50,000 options. The options are exercisable at a price of $1.26 per share, and expire on November 23, 2013.

(4)

Includes nil shares and 330,000 options (exercisable presently). 150,000 of the options are exercisable at a price of $1.96 per share and expire on October 1, 2009. 180,000 of the options are exercisable at a price of $1.26 per share and expire on November 23, 2009.

(5)	Includes 80,122 shares and 90,000 options. The options are exercisable at a price of $1.26 per share, and expire on November 23, 2013.

(6)

Includes 5,000 shares and 140,000 options. 50,000 of the options are exercisable at $1.96 and expire October 1, 2009. 90,000 of the options are exercisable at a price of $1.26 per share and expire on November 23, 2013.

(7)	Includes 55,600 shares and 60,000 options. The options are exercisable at a price of $1.26 per share and expire on November 23, 2013.

(8)	Includes nil shares and 90,000 options, exercisable at $1.26 per share, and which expire November 23, 2013.

(9)	Includes 1,134,635 options (exercisable).

(9)	The calculation does not include stock options that are not exercisable presently or within 60 days.

(10)	Total issued and outstanding capital as at the close of June 25, 2009 was 60,097,746 shares.

(11)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

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

As at June 25, 2009, the Company's issued and outstanding capital was 60.097,746 shares.

The Company is a publicly-owned corporation the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at June 25, 2009, the Company believes that approximately 14,501,200 of the issued and outstanding common shares were held by 74 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at June 25, 2009) and percentage of shares, warrants and options held by the Company's major shareholders on a partially diluted basis.

Name of Shareholder(1)	No. of Shares Held	Percentage of issued and outstanding share capital of 60,097,746 shares (as at June 25, 2009)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	13,253,430	22.05%
Desmond P. Sharkey Dublin, Ireland	5,206,001	8.66%
De Beers Canada Exploration Ltd. (formerly Monopros Limited)	3,103,543	5.16%
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

Key management personnel of the Company are Patrick Evans, who is President and CEO, and Jennifer Dawson, who is Chief Financial Officer and Corporate Secretary. Patrick Evans is also a director of the Company. See “Item 6B – Compensation”.

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

Not Applicable

Item 8.                   Financial Information

A.           Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at March 31, 2009 and 2008 and for the fiscal years ended March 31, 2009, 2008 and 2007, accompanied by the report of our independent registered accounting firm.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.           Significant Changes.

There have been no significant changes to the Company since the end of last fiscal year, other than the exercise of options as disclosed in the financial statements included in this Form 20-F.

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

The following tables set forth the reported high and low prices on the TSX, and for Amex, Nasdaq and/or OTCBB (combined for the period ended March 2006), for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the most recent twelve months.

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NYSE AMEX / OTCBB(1)
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2009	$5.05	$0.75	$4.95	$0.58
March 31, 2008	$5.93	$3.79	$5.49	$3.54
March 31, 2007	$5.05	$3.05	$4.40	$2.70
March 31, 2006	$4.90	$2.26	$4.26	$1.90
March 31, 2005	$2.68	$1.61	$2.00	$1.19

The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the Company's shares began trading on the AMEX. AMEX was taken over by NYSE Euronext which then rebranded to NYSE Amex.

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years
	TSX		NYSE Amex / OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2009	$1.20	$0.75	$1.03	$0.58
December 31, 2008	$3.20	$0.96	$3.05	$0.78
September 30, 2008	$4.74	$2.70	$4.70	$2.58
June 30, 2008	$5.05	$4.20	$4.95	$4.12
March 31, 2008	$5.10	$4.12	$5.12	$4.07
December 31, 2007	$5.10	$4.00	$5.23	$4.07
September 30, 2007	$5.51	$3.79	$5.26	$4.15
June 30, 2007	$5.93	$4.17	$5.49	$4.34

High and Low Prices for the Most Recent Twelve Months
	TSX (CDN$)		NYSE AMEX(1)
Month Ended	High	Low	High	Low
May 2009	$1.65	$1.30	$1.46	$1.09
April 2009	$1.31	$0.86	$1.08	$0.69
March 2009	$0.90	$0.75	$0.74	$0.58
February 2009	$1.08	$0.79	$0.90	$0.63
January 2009	$1.20	$0.92	$1.03	$0.76
December 2008	$1.23	$0.96	$1.10	$0.78
November 2008	$1.81	$1.17	$1.51	$0.89
October 2008	$3.20	$1.31	$3.05	$1.06
September 2008	$4.33	$2.70	$4.04	$2.58
August 2008	$4.40	$4.22	$4.29	$3.97
July 2008	$4.74	$4.21	$4.70	$4.21
June 2008	$4.75	$4.20	$4.63	$4.12

(1) On April 4, 2005, the Company's Common Shares began trading on the American Stock Exchange. AMEX was taken over by NYSE, and rebranded as NYSE Amex. On March 31, 2009, the closing price of the Common Shares on the TSX was $0.85 and on June 25, 2009 was $1.78. The shares commenced trading on NYSE AMEX on April 4, 2005 and the closing price of the Common Shares on March 31, 2009 was US$0.70 per share. The closing price on June 25, 2009 on the NYSE Amex was US$1.55 per share.

B.           Plan of distribution.

Not Applicable.

C.           Markets.

The Company's shares are listed on the Toronto Stock Exchange under the symbol "MPV" and were also quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI.OB" until April 1, 2005. Commencing April 4, 2005, the Company's shares commenced trading on the AMEX (now NYSE Amex) under the symbol "MDM". The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

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

C.           Material contracts.

The Company did not enter into any material contracts in the last two fiscal years and up to the date of this Form 20-F.

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

United States Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares of common stock of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or, or resident in, the U.S., (each as defined under U.S. tax laws),(b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including but not limited to the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. tax expatriates; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares, (i) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state, local or foreign, tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, nor U.S. federal tax consequences other than income tax. Each U.S. Holder should consult its own tax advisors regarding these and other tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Generally, and subject to the discussion below, concerning “passive foreign investment companies” (“PFICs”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company (as determined under U.S. tax principles). To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

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

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is a PFIC (see more detailed discussion at "Additional Rules that May Apply to U.S. Holders-Passive Foreign Investment Company" below). Accordingly, the Company does not believe that it will be a QFC. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed below, additional U.S. tax consequences may arise on such a dividend under the PFIC rules. The dividend rules are complex and each U.S. Holder should consult its own tax advisors regarding the dividend rules.

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

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own tax advisors regarding the dividends received deduction.

Disposition of Common Shares

Subject to the discussion of the PFIC rules, below, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Although preferential tax rates generally apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust, such preferential tax rates are not available if the Company is a PFIC, unless a “qualified electing fund” (“QEF”) election is made, as described below. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit is more advantageous because it will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income known as "baskets", and there are limitations under the basket rules also. Unused foreign tax credits generally can be carried back one year and forward ten years. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments of dividends made on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the U.S. federal income tax consequences to U.S. Holders described above of the acquisition, ownership, and disposition of Common Shares are modified by special rules.

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

For purposes of the PFIC income and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. If the Company is a PFIC, in addition to the rules discussed below, U.S. Holders generally may be required to file certain information returns with the IRS. The PFIC rules are extremely complex, and U.S. Holders should consult their own U.S. tax advisors concerning the application of the PFIC rules.

The Company believes that it was a PFIC for the taxable year ended March 31, 2009 and that it will be a PFIC for the taxable year ending March 31, 2010. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain on the disposition of Common Shares and any “excess” distribution paid on the Common Shares.

Under Section 1291 of the Code, any gain recognized on the sale or other disposition of Common Shares, and any excess distribution paid on the Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year (but will not qualify for the preferential dividend rate previously discussed), and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax annually on such U.S. Holder's pro rata share of (a) “net capital gain” of the Company, which will be taxed as capital gain to such U.S. Holder, and (b) the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares, as long as the U.S. Holder always had a QEF election in effect.

Each U.S. Holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements so that a U.S. Holder may made certain information returns to the IRS, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock, which generally would be the case here for a U.S. Holder. A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to dispositions of, and certain distributions on, the Common Shares.

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

Each U.S. Holder should consult its own tax advisors regarding the advisability of, and procedure for making, a Mark-to-Market Election.

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

Not Applicable

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

Any of the documents referred to above can also be viewed at the offices of the Company's attorneys, Hodgson Russ LLP, 150 King Street West, Suite 2309, Toronto, Ontario M5H 1J9. All of the documents referred to above are in English.

I.           Subsidiary Information.

Not applicable.

Item 11.           Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. Certain of these shares are listed under current assets on the Company's balance sheet as at March 31, 2009 as "Marketable Securities" at an amount of $5,958, which is their quoted market value. Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

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

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the "Exchange Act" as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in (i) alerting them with reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of March 31, 2009.

(c)	Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of March 31, 2009. For KPMG LLP’s report, see Item 19 of this Annual Report on Form 20-F.

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

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert.

The Company's Board of Directors has determined that there is at least one audit committee financial expert, as defined under Item 16A of Form 20-F, serving on its audit committee, namely, David Whittle, whose qualifications are set out in Item 6, above. Mr. Whittle is independent, as such term is defined by the listing standards of the NYSE Amex. All other members of the Audit Committee are also independent as defined by the listing standards of the NYSE Amex.

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

  corporate opportunities and potential conflicts of interest;

  the quality of public disclosures;

  the protection and appropriate use of the Company's assets and resources;

  the protection of confidential information;

  insider trading;

  fair behaviour; and

  reporting violations of the Policy or Board Directives

The Company has also adopted an Insider Trading Policy which applies to all employees of the Company.

There were no waivers to the 2006 Corporate Governance Policies during fiscal 2009. A copy of the 2006 Corporate Governance Policies is filed as Exhibit 11.1 to this Annual Report.

The Company will provide a copy of the 2006 Corporate Governance Policies to any person, without charge. To obtain a copy without charge, send a request, in writing, to the Company at Mountain Province Diamonds Inc., Attention: Corporate Secretary, 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4.

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

Aggregate audit fees billed in fiscal 2009 by KPMG were $75,000, and the Company was billed $57,978 in the fiscal year 2008. All such fees were approved by the Audit Committee.

B.           Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. "Audit Related Fees" charged by KPMG during the fiscal period ended March 31, 2009 were $nil and $nil for March 31, 2008. All such services were approved by the Audit Committee.

C.           Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2009 by KPMG were $18,695 (2008 - $nil) pertaining to tax compliance. These services were approved by the Audit Committee.

D.           All Other Fees

There were no other fees charged by KPMG during the fiscal years ended March 31, 2009 and 2008.

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended March 31, 2009, have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Item 16D.         Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases made by or on behalf of the Company or any affiliated purchaser of shares or other units of the Company's equity securities.

Item 16F.         Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.         Corporate Governance.

NYSE Amex Corporate Governance Matters

The Corporation’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

 •    Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a Corporation listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement (set forth in its Articles) is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.
•    Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.
•    Shareholder Approval Requirement: The Corporation will follow the Canadian securities regulatory authorities and Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Corporation; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

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

For audited financial statements for Fiscal 2009, Fiscal 2008 and Fiscal 2007, please see Item 19 below.

Item 18.           Financial Statements.

Not Applicable.

Item 19.           Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the years ended March 31, 2009 and 2008 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm, and Comments by Auditors for US Readers on Canada-US Reporting Differences.

•	Consolidated Balance Sheets as of March 31, 2009 and 2008.

•	Consolidated Statements of Operations and Deficit for the years ended March 31, 2009, 2008 and 2007.

•	Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income for the years ended March 31, 2009, 2008 and 2007.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2008 and 2007.

•	Notes to the Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.
(Company)

By: “Patrick C. Evans”
(Signature)*

Date: June 26, 2009	Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006.	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
14.1	Independent Qualified Persons’ Technical Report dated April 20, 2009 entitled Gahcho Kué Kimberlite Project NI 43-101 Technical Report prepared by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng., all of AMEC Americas Limited.	-
14.2	Consents for inclusion of the Technical Report in Exhibit 14.1 and reference in Form 20-F	-
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	(3)

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

Appendix

Item 17. Financial Statements

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

Years ended March 31, 2009, 2008 and 2007

KPMG LLP	Telephone (416) 777-8500
Chartered Accountants	Fax (416) 777-8818
Suite 3300 Commerce Court West	Internet www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s ("the Company") internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting within Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2009 and 2008, and the related consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated June 25, 2009, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
June 25, 2009

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

“Patrick Evans”
Patrick C. Evans
President and Chief Executive Officer

“Jennifer Dawson”
Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

June 25, 2009

KPMG LLP	Telephone (416) 777-8500
Chartered Accountants	Fax (416) 777-8818
Suite 3300 Commerce Court West	Internet www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. ("the Company") as of March 31, 2009 and 2008 and the related consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 10 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
June 25, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated June 25, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
June 25, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2009 and 2008

	2009	2008

Assets

Current assets
Cash	$65,410	$144,750
Short-term investment (Note 4)	231,936	1,437,377
Marketable securities (Note 3)	5,958	37,569
Amounts receivable	37,419	103,399
Advances and prepaid expenses	57,249	56,932

	397,972	1,780,027

Interest in Gahcho Kué Project (Note 6)	65,161,533	64,984,140

Total assets	$65,559,505	$66,764,167

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$191,711	213,078

Long-term liabilities
Future income tax liabilities (Note 8)	5,686,567	5,909,363

Shareholders' equity:
Share capital (Note 7)	85,870,841	85,581,729
Contributed surplus (Note 7)	1,264,800	945,210
Deficit	(27,455,740)	(25,918,150)
Accumulated other comprehensive (loss) income	1,326	32,937

Total shareholders' equity	59,681,227	60,641,726

Total liabilities and shareholders' equity	$65,559,505	$66,764,167

See accompanying notes to consolidated financial statements
Nature of operations (Note 1)
Going concern (Note 1)

On behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

	2009	2008	2007

Expenses:

Amortization	$-	$(14,239)	$(1,675)
Consulting fees	(639,987)	(474,704)	(476,754)
Interest and bank charges	(2,355)	(4,605)	(1,200)
Office and administration	(71,887)	(115,079)	(80,998)
Professional fees	(185,011)	(202,245)	(198,628)
Promotion and investor relations	(82,816)	(86,380)	(124,467)
Salary and benefits	(46,371)	(129,291)	(56,101)
Stock-based compensation (Note 7)	(574,200)	-	(186,321)
Transfer agent and regulatory fees	(115,856)	(106,343)	(190,121)
Travel	(78,685)	(61,324)	(45,672)

Net loss for the period before the undernoted	(1,797,168)	(1,194,210)	(1,361,937)

Other earnings (expenses):
Interest income	36,782	62,155	23,940
Write-down of long-term investment	-	-	(480,000)
Gain on sale of long-term investment	-	1,075,420	-
Share of loss of Camphor Ventures	-	-	(143,266)

	36,782	1,137,575	(599,326)

Net loss for the year before tax recovery	(1,760,386)	(56,635)	(1,961,263)

Future income tax recovery (Note 8)	222,796	222,166	-

Net (loss) income for the year	(1,537,590)	165,531	(1,961,263)

Deficit, beginning of year	(25,918,150)	(26,083,681)	(24,122,418)

Deficit, end of year	$(27,455,740)	$(25,918,150)	$(26,083,681)

Basic and diluted (loss) earnings per share	$(0.03)	$0.00	$(0.04)
Weighted average number of shares outstanding	59,929,348	59,674,830	55,092,966

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)

	2009	2008	2007

Net (loss) income for the year	$(1,537,590)	$165,531	$(1,961,263)

Other comprehensive (loss) income
Unrealized loss on marketable securities	(31,611)	(14,239)	-
Increase in value of long-term investment	-	795,420	-
Recycling of gain on sale of long-term investment	-	(1,075,420)	-
Recycling on opening unrealized gain on long-term investment	-	280,000	-

Comprehensive (Loss) Income	$(1,569,201)	$151,292	$(1,961,263)

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)

	2009	2008	2007

Balance, beginning of year	$32,937	$-	$-

Adjustment at beginning of period due to change in accounting for available-for-sale assets
- marketable securities	-	47,176	-
- long-term investment	-	280,000	-
- Change in fair value of available-for-sale assets
- marketable securities	(31,611)	(14,239)	-
- long-term investment	-	795,420	-
Recycling of gain on sale of long-term investment through other comprehensive income	-	(1,075,420)	-

Balance, end of year	$1,326	$32,937	$-

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

	2009	2008	2007

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(1,537,590)	$165,531	$(1,961,263)
Items not involving cash:
Future income tax recovery	(222,796)	(222,166)	-
Amortization	-	14,239	1,675
Stock-based compensation (Note 7)	574,200	-	186,321
Write-down of long-term investment	-	-	480,000
Gain on sale of long-term investment	-	(1,075,420)	-
Share of loss of Camphor Ventures	-	-	143,266

Changes in non-cash operating working capital
Amounts receivable	65,980	139,668	(60,850)
Advances and prepaid expenses	(317)	(45,672)	(5,208)
Accounts payable and accrued liabilities	(21,367)	(205,721)	237,533

	(1,141,890)	(1,229,541)	(978,526)

Investing activities:
Deferred exploration costs	(177,393)	(13,496)	(88,722)
Divestment/(investment) in short-term investment	1,205,441	(912,377)	(275,000)
Purchase of equipment	-	-	(5,929)
Proceeds from sale of investment	-	1,995,420	-
Acquisition of Camphor Ventures, net of cash acquired	-	(16,274)	(205,755)

	1,028,048	1,053,273	(575,406)

Financing activities:
Shares issued for cash	34,502	141,048	888,450

Increase (decrease) in cash and cash equivalents	(79,340)	(35,220)	(665,482)
Cash, beginning of year	144,750	179,970	845,452

Cash, end of year	$65,410	$144,750	$179,970

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

1.	Nature of operations and Going Concern:

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 6), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Project” is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses in the year ended March 31, 2009 amounting to $1,537,590, incurred negative cash flows from operations of $1,141,890, and will require additional sources of financing to complete its future business plans. At March 31, 2009, the Company had approximately $300,000 of cash on hand and short-term investment. Subsequent to March 31, 2009, certain directors and officers exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company for near term requirements. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant Accounting Policies and Future Accounting Policies Changes:

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

(b)	Cash and short-term investment:

Cash consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investment is an investment with an original maturity of greater than three months when acquired (see Note 4).

(c)	Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at fair market value for the years ended March 31, 2009 and 2008. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the- counter markets. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. Prior to the adoption of CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, the Company carried marketable securities at the lower of cost and quoted fair market value. The changes in fair market value are recorded as Other Comprehensive Income/Loss.

(d)	Interest In Gahcho Kué Project:

The Company considers the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, “Property, Plant and Equipment”, and additional Canadian accounting pronouncements and guidance.

Specifically, direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company are deferred until the property is brought into production, at which time, the deferred costs will be amortized on a unit-of-production basis, or until the property is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company and its partner De Beers Canada Inc. to obtain the necessary financing to complete development, and future profitable production or proceeds from disposition of the property.

The Emerging Issues Committee of the CICA issued EIC-174 – “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” (“AcG- 11”) affects mining companies with respect to the deferral of exploration costs. EIC-174 refers to CICA Handbook Section 3061. "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

(d)	Interest In Gahcho Kué Project (continued):

EIC-174 also sets forth the Committee’s consensus that a mining enterprise in the development stage is required to test the carrying value of a property for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. EIC-174 and AcG-11 then provide additional guidance as to the need for an assessment to determine whether a write-down is required. With respect to impairment of capitalized exploration costs, EIC-174 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting writedowns are to be charged to the statement of operations.

The Company considers that costs in the nature of exploration costs incurred with respect to its investment in the Gahcho Kué Project have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-174, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company’s Interest in Gahcho Kué Project is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the Interest may not be recoverable. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

(e)	Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at annual rates of 20% for furniture and equipment, and 30% for computers.

(f)	Asset retirement obligations:

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

As of March 31, 2009 and 2008, the Company has determined that it does not have material obligations for asset retirement obligations.

(g)	Stock-based compensation:

The Company applies the fair value method for stock-based compensation and expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period. Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

(h)	Income taxes:

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

(i)	(Loss) earnings per share:

Basic (loss) earnings per share is calculated by dividing the (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(j)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at historic rates of exchange, and statement of operations items are translated at the average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

(k)	Financial instruments:

The fair values of the Company's cash, short-term investment, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments is disclosed in Note 3.

(l)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, the assumptions used in determining the fair value of stock-based compensation, and the calculations of future income tax assets. Actual results could materially differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

Newly adopted accounting Standards

Effective April 1, 2008 and during the year ended March 31, 2009, the Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements:

(m)	Capital Disclosures

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

The Company has included disclosures recommended by the new Handbook Section in Note 9 to the consolidated financial statements for the year ended March 31, 2009.

(n)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863,“Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the year ended March 31, 2009.

(o)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(p)	Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued Abstract EIC-174 effective immediately. In this Abstract, the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Adoption of this section did not have a material impact on the Company’s consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

Newly adopted accounting Standards (continued)

(q)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”), effective immediately. EIC-173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this Abstract did not have a material impact on the Company’s consolidated financial statements.

Future Accounting Policy Changes:

(r)	Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its consolidated financial statements.

(s)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, and Section 1602 “Non-Controlling Interests”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.

Section 1602, “Non-Controlling Interests”, establishes standard for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Like Section 1582, both Sections 1601 and 1602 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011. Sections 1601 and 1602 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued): Future Accounting Policy Changes:

(t)	International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company has begun assessing the adoption of IRFS for its year ended March 31, 2012, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

3.	Marketable Securities

The quoted market value of remaining marketable securities at March 31, 2009 was $5,958 (March 31, 2008 - $37,569). The original cost of these marketable securities at March 31, 2009 was $4,632 (March 31, 2008 - $4,632).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

4.	Financial Instruments

Financial Assets and Liabilities

Information regarding the Company’s financial assets and liabilities is summarized as follows:

		March 31, 2009		March 31, 2008
	Fair Value	Carrying Value	Fair Value	Carrying Value

Held for trading –
Cash	$65,410	$65,410	$144,750	$144,750
Short-term investment	231,936	231,936	1,437,377	1,437,377
	$297,346	$297,346	$1,582,127	$1,582,127
Available-for-sale
Marketable securities	$5,958	$5,958	$37,569	$37,569
Loans and receivables
Amounts receivable	$37,419	$37,419	$103,399	$103,399
Other liabilities
Accounts payable and accrued liabilities	$191,711	$191,711	$213,078	$213,078

The short-term investment at March 31, 2009 is a cashable guaranteed investment certificate (“GIC”) held with a major Canadian financial institution with a maturity of October 6, 2009. The GIC held at March 31, 2009 is carried at fair market value. Given the GIC’s low risk and the ability to cash it at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest. There is no restriction on the use of the short-term investment. The balance of interest income recognized in the Company’s financial statements represents interest income from all other sources.

The fair values of the amounts receivable and accounts payable and accrued liabilities are considered to be the same as their carrying values.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

March 31, 2009
Amounts receivable –
Currently due	$5,364
Past due by 90 days or less, not impaired	-
Past due by greater than 90 days, not impaired	32,055
$37,419

Cash	65,410
Short-term investments	231,936
$297,346

All of the Company’s cash and short-term investment are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investment is cashable in whole or in part with interest at any time to maturity. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to receivables. The Company considers the risk of loss to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of $37,419.

The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company is not currently required to fund the exploration and development work of the Gahcho Kué Project (see Note 6). The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 9. The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other capital or operating lease commitments.

As identified in Note 1, the Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses and negative cash flows from operations of $1,537,590 and $1,141,890 respectively in the year ended March 31, 2009. With approximately $300,000 of cash and short-term investment at March 31, 2009, the Company has sufficient capital to finance its operations until approximately June 30, 2009, after which it will be required to obtain additional sources of financing to complete its future business plans (see Note 1).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure

Market Risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market. They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company’s exposure to market risk is not considered to be material.

Foreign Currency Risk

The Company is exposed to foreign currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

March 31, 2009
Cash	$7,507
Amounts receivable	-
Accounts payable and accrued liabilities	(40,962)

Net exposure	$(33,455)

Based on the above net exposure at March 31, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $3,350 increase or decrease respectively in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Company has no significant exposure at March 31, 2009 to interest rate risk through its financial instruments. The short-term investment is at a fixed rate of interest that does not fluctuate during the remaining term. The Company has no interest-bearing debt.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

5.	Investment in Camphor Ventures Inc.

During the year ending March 31, 2008, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 66 percent of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company’s holdings in Camphor to 100%, and the Company’s interest in the Gahcho Kué project to 49%, with De Beers Canada holding a 51% interest. A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares. The Company has valued the common shares issued in this transaction based on the market price of the Company’s shares on the various dates the consideration was exchanged.

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

The allocation of the purchase price is summarized in the table below.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding
(net of 4,992,750 shares in Camphor held by the Company)	$18,330,842
Value of replacement options issued	774,340
Transaction costs	233,879
Camphor shares previously owned by the Company	7,313,992
$26,653,053
Purchase price allocation
Net assets	$384,262
Mineral properties	32,400,320
Future income taxes	(6,131,529)
$26,653,053

6.	Interest in Gahcho Kué Project:

	2009	2008
Opening balance	$64,984,140	$32,570,324

Mineral Acquisition Properties – Camphor acquisition	-	32,400,320
Technical consulting	164,638	-
Mining lease costs	12,755	13,496
	$65,161,533	$64,984,140

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

6.	Interest in Gahcho Kué Project (continued):

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué Project.

De Beers Canada has agreed to carry all costs incurred by the Project, and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Key decisions are made by vote (via a Management Committee consisting of two members each from De Beers Canada (such members representing 51% of the vote) and the Company (such members representing 49% of the vote)).

Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a definitive feasibility study. If they do not proceed with the definitive feasibility study, De Beers Canada’s interest will be reduced to a 30% participating interest.

If called upon to fully fund the definitive feasibility study, De Beers Canada’s interest in the Project will increase to 55% on completion of the study. If called upon to fully fund the capital for construction of a mine, De Beers Canada’s interest in the Project will increase to 60% on the commencement of commercial production.

The Company is not responsible for funding the Project and De Beers Canada has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

7.	Share Capital and Contributed Surplus:

(a)	Authorized

Unlimited number of common shares without par value

(b)	Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2006	53,075,847	$58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issuance of shares upon investment in Camphor Ventures (Note 5)	1,944,868	7,390,498

Balance, March 31, 2007	55,670,715	66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	-	530,756
Issuance of shares upon investment in Camphor Ventures (Note 5)	4,052,816	18,330,842

Balance, March 31, 2008	59,870,881	85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610

Balance, March 31, 2009	59,932,381	$85,870,841

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

7.	Share Capital and Contributed Surplus (continued):

(c)	Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2009, there were 1,327,432 shares available to be issued under the Plan.

The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	1.37

Balance, March 31, 2007	410,000	2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05

Balance, March 31, 2008	461,500	2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56

Balance, March 31, 2009	1,300,000	$1.72

The following are the stock options outstanding and exercisable at March 31, 2009.

	Black		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

October 1, 2009	$189,400	200,000	0.50 years	1.96
November 1, 2010	180,100	100,000	1.59 years	2.63
January 30, 2011	321,100	100,000	1.84 years	4.50
November 23, 2013	574,200	900,000	4.65 years	1.26

	$1,264,800	1,300,000	3.56 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

7.	Share Capital and Contributed Surplus (continued):

(c)	Stock options (continued):

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2009	2008

Dividend yield	0%	0%
Expected volatility	55.59%	34%-64%
Risk-free interest rate	2.57%	4.64%
Expected lives	5 years	2.83-10.33 months
Weighted average fair value of options issued	$0.638	$3.58-$4.14

(d)	Contributed surplus:

Amount

Balance, March 31, 2006	$561,777
Value of options issued to Camphor option holders	186,321
Value on exercise of stock options transferred to share capital	(46,472)

Balance, March 31, 2007	701,626
Value of options issued to Camphor option holders	774,340
Value on exercise of stock options transferred to share capital	(530,756)

Balance, March 31, 2008	945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	$1,264,800

(e)	Shareholder Rights Plan:

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

8.	Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the years ended March 31, 2009 (2008 – 26.5% and 2007 – 34.25%) to loss before income taxes. The reasons for the differences are primarily as a result of the following:

	2009	2008	2007

Loss before income taxes	$1,760,386	$56,635	$1,961,263

Tax recovery calculated using statutory rates	466,500	15,000	671,700
(Expenses not deductible for taxation)/earnings not subject to taxation	(152,163)	207,166	(195,000)
Other (return to provision adjustments)	(91,541)	-	-

	222,796	222,166	476,700
Valuation allowance	-	-	(476,700)

	$222,796	$222,166	$-

The components that give rise to future income tax assets and future tax liabilities are as follows:

	2009	2008	2007

Interest in Gahcho Kué Project	$(6,369,281)	$(6,131,529)	$869,900
Loss carry forwards	992,556	872,259	810,200
Equipment	-	-	143,000
Long-term investment	-	-	590,000
	(5,376,725)	(5,259,270)	2,413,100
Valuation allowance	(309,842)	(650,093)	(2,413,100)

Net future income tax asset (liability)	$(5,686,567)	$(5,909,363)	$-

At March 31, 2009, the Company has available losses for income tax purposes totaling approximately $3.8 million, expiring at various times from 2010 to 2029. Of the available losses, $0.9 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $41 million, which may be carried forward and utilized to reduce future taxable income. Included in the $41 million of tax pools is $30 million which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

9.	Capital Management

The Company considers its capital structure to consist of share capital, contributed surplus and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The property in which the Company currently has an interest is in the development and permitting stage; as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our property and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended March 31, 2009. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) follows:

(a)	Interest in Gahcho Kué Project:

Under United States GAAP, exploration expenditures relating to mining interests must be expensed as incurred. Under Canadian GAAP, these costs may be deferred.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)	Unrealized holding gains and losses on marketable securities, long-term investments:

Effective April 1, 2007, changes to Canadian GAAP were harmonized with FASB Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) resulting in no continuing differences between Canadian GAAP and U.S. GAAP.

SFAS 115 requires that the Company’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. Prior to April 1, 2007, the Company’s marketable securities were presented at the lower of cost or market value under Canadian GAAP. At March 31, 2007, there was a cumulative unrealized gain of $47,176 between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amount of $8,704 for the year ended March 31, 2007.

The Company's long-term investments are classified as available-for-sale securities and are recorded at fair value under both Canadian and US GAAP.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(c)	Reporting comprehensive income:

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

(d)	Recent accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently reviewing the impact of the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”), which is effective for fiscal years beginning after December 15, 2008. Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, SFAS 160 changes the manner in which increases and decreases in ownership percentages are accounted for. The Company is currently reviewing the impact of this statement.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133” (“SFAS 161”). SFAS 161 change the disclosure requirements for derivative instruments and hedging activities. Entities will now be required to provide enhanced disclosures about how and why an entity uses derivative instruments, how the instruments are accounted for under SFAS 133, and how the instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently reviewing the impact of this statement.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Statement sets forth:

1.

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

	2.	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

	3.	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

SFAS 165 is effective for the Company’s fiscal years and interim periods beginning on May 1, 2009. The adoption of SFAS 165 will not have any impact on the Company’s consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(e)	Reconciliation:

The effects of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows are summarized as follows:

As at March 31	2009	2008

Total assets:
Total assets, under Canadian GAAP	$65,559,505	$66,764,167
Adjustment for deferred exploration costs (Note 10(a))	(31,208,660)	(31,031,267)

Total assets, under US GAAP	$34,350,845	$35,732,900

Shareholders’ equity:
Shareholders’ equity, under Canadian GAAP	$59,681,227	$60,641,726
Adjustment for deferred exploration costs (Note 10(a))	(31,208,660)	(31,031,267)

Shareholders’ equity, under US GAAP	$28,472,567	$29,610,459

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

10.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(f)	Reconciliation (continued):

Years ended March 31	2009	2008	2007

(Loss) income and (loss) income per share for the year:
(Loss) income for the year, under Canadian GAAP	$(1,537,590)	$165,531	$(1,961,263)
Adjustment for deferred exploration expenditures (Note 10(a))	(177,393)	(13,496)	(88,722)
(Loss) income for the year, under US GAAP	(1,714,983)	152,035	(2,049,985)

Other Comprehensive income:
Change in fair value of available for sale marketable securities (Note 10(b))	(31,611)	(14,239)	8,704
Change in fair value of long-term investments (Note 10(b))	-	(280,000)	(600,000)

Comprehensive loss for the year under US GAAP	$(1,746,594)	$(142,204)	$(2,641,281)

Basic and diluted (loss) income per share, under US GAAP	$(0.03)	$0.00	$(0.04)

Cash used in operating activities:
Cash used in operating activities, under Canadian GAAP	$(1,141,890)	$(1,229,541)	$(978,526)
Adjustment for deferred exploration costs (Note 10(a))	(177,393)	(13,496)	(88,722)

Cash used in operating activities, under US GAAP	$(1,319,283)	$(1,243,037)	$(1,067,248)

Cash provided (used) in investing activities:
Cash provided (used) in investing activities, under Canadian GAAP	$1,028,048	$1,053,273	$(575,406)
Adjustment for deferred exploration costs (Note 10(a))	177,393	13,496	88,722

Cash provided (used) in investing activities under US GAAP	$1,205,441	$1,066,769	$(486,684)