Form 20-F/A
period 2009-03-31
Mountain Province Diamonds Inc.
filed 2009-07-24
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 20-F/A

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

☐    Yes         ☐   No

Not Applicable

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F of Mountain Province Diamonds Inc., which was originally filed on June 26, 2009 (the "2009 Form 20-F"), is being filed solely for the purpose of correcting a clerical error pursuant to which the signature of our auditor was not included on our auditor report entitled "Report of Independent Registered Public Accounting Firm" relating to Company's internal control over financial reporting. The Company has amended the disclosure contained herein to reflect certain events that have occurred since such original filing that are considered material to include as subsequent event disclosures in Notes 6 and 10 of the financial statements, and referenced in Item 5 under the heading "Subsequent Events", of this Amendment No. 1 to the annual report on Form 20-F of Mountain Province Diamonds Inc. There are no other changes contained, and no other information provided has been updated, in this Amendment No. 1 as compared to the originally filed 2009 Form 20-F.

iv

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

Subsequent Events

Revised and Restated Joint Venture Agreement

Under the agreement with De Beers Canada in effect at March 31, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into a revised and restated joint venture agreement (the "2009 Agreement") with De Beers Canada (jointly, the "Participants") with respect to the Gahcho Kué Project that replaces the previous agreement (the "2002 Agreement") entered into by the Participants. Under the 2009 Agreement:

1.

The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.

Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

3.

Each Participant will contribute their proportionate share to the future project development costs;

4.

Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

5.

The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

6.

Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

  $200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);

  Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible;

  $10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;

  $10 million following the issuance of the construction and operating permits;

  $10 million following the commencement of commercial production; and

  The balance within 18 months following commencement of commercial production;

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Execution of the 2009 Agreement brings to an end the strategic review announced by Mountain Province on June 4, 2008. During the strategic review, Mountain Province explored a number of value-enhancing alternatives and concluded that the interests of Mountain Province shareholders would be best served by entering into the 2009 Agreement.

Non-brokered Private Placement

On July 14, 2009, the Company announced the arrangement of a non-brokered private placement of up to 3 million Units at a price of $1.50 (US$1.30) per Unit. If fully subscribed, the private placement will raise proceeds of $4.5 million.

Each Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at an exercise price of $2.00 (US$1.73) within 18 months from closing.

Net proceeds from the offering will be used to support the development of the Gahcho Kué diamond project, and for general corporate purposes.

The securities offered in this private placement have not been and will not be registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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

As at June 25, 2009, the Company's issued and outstanding capital was 60,097,746 shares.

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

Mountain Province Diamonds Inc.
(Company)

By: “Patrick C. Evans”
(Signature)*

Date: July 24, 2009	Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006.	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
14.1	Independent Qualified Persons’ Technical Report dated April 20, 2009 entitled Gahcho Kué Kimberlite Project NI 43-101 Technical Report prepared by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng., all of AMEC Americas Limited.	(6)
14.2	Consents for inclusion of the Technical Report in Exhibit 14.1 and reference in Form 20-F	(6)
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	(3)

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

(6)

Previously filed and incorporated by reference. Included in the Company’s Form 20-F filing of June 26, 2009.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2009 and 2008, and the related consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated June 25, 2009, except as to Notes 6 and 10 which are as of July 14, 2009, expressed an unqualified opinion on those consolidated financial statements.

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

July 24, 2009

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

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

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

Toronto, Canada

June 25, 2009, except as to Notes 6 and 10 which are as of July 14, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the Board of Directors dated June 25, 2009, except as to Notes 6 and 10 which are as of July 14, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

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
Subsequent events (Notes 6 and 10)

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

The Company has incurred losses in the year ended March 31, 2009 amounting to $1,537,590, incurred negative cash flows from operations of $1,141,890, and will require additional sources of financing to complete its future business plans. At March 31, 2009, the Company had approximately $300,000 of cash on hand and short-term investment. Subsequent to March 31, 2009, certain directors and officers exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company for near term requirements. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. (See Note 10).

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant Accounting Policies and Future Accounting Policy Changes:

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

	(d)	Interest In Gahcho Kué Project:

EIC-174 also sets forth the Committee’s consensus that a mining enterprise in the development stage is required to test the carrying value of a property for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. EIC-174 and AcG-11 then provide additional guidance as to the need for an assessment to determine whether a write-down is required. With respect to impairment of capitalized exploration costs, EIC-174 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are to be charged to the statement of operations.

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

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the units-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

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

The fair values of the Company's cash, short-term investment, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments. The fair value of marketable securities and long-term investments is disclosed in Note 3.

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

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the year ended March 31, 2009.

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

Section 1602, “Non-Controlling Interests”, establishes standards for accounting for a non- controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

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

3.	Marketable Securities:

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

4.	Financial Instruments:

Financial Assets and Liabilities

Information regarding the Company’s financial assets and liabilities is summarized as follows:

	March 31, 2009		March 31, 2008
		Carrying		Carrying
	Fair Value	Value	Fair Value	Value

Held-for-trading –
Cash	$65,410	$65,410	$144,750	$144,750
Short-term investment	231,936	231,936	1,437,377	1,437,377
	$297,346	$297,346	$1,582,127	$1,582,127
Available-for-sale
Marketable securities	$5,958	$5,958	$37,569	$37,569
Loans and receivables
Amounts receivable	$37,419	$37,419	$103,399	$103,399
Other liabilities
Accounts payable and accrued liabilities	$191,711	$191,711	$213,078	$213,078

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

5.	Investment in Camphor Ventures Inc.:

During the year ending March 31, 2008, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 66% of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company’s holdings in Camphor to 100%, and the Company’s interest in the Gahcho Kué Project to 49%, with De Beers Canada holding a 51% interest. A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares. The Company has valued the common shares issued in this transaction based on the market price of the Company’s shares on the various dates the consideration was exchanged.

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

Under the agreement with De Beers Canada in effect at March 31, 2009, the Company is not responsible for funding the Project and De Beers Canada has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants. Under the 2009 Agreement:

1.

The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

	2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
	3.	Each Participant will contribute their proportionate share to the future project development costs;
	4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
	5.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
	6.	Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
		●	$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);
		●	Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible;
		●	$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
		●	$10 million following the issuance of the construction and operating permits;
		●	$10 million following the commencement of commercial production; and
		●	The balance within 18 months following commencement of commercial production;

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

6.	Interest in Gahcho Kué Project (continued):

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

7.	Share Capital and Contributed Surplus:

(a) Authorized:

Unlimited number of common shares without par value

(b) Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2006	53,075,847	$58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issuance of shares upon investment in Camphor Ventures (Note 5)	1,944,868	7,390,498
Balance, March 31, 2007	55,670,715	66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	-	530,756
Issuance of shares upon investment in Camphor Ventures (Note 5)	4,052,816	18,330,842
Balance, March 31, 2008	59,870,881	85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610
Balance, March 31, 2009	59,932,381	$85,870,841

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

9.	Capital Management:

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

10.	Subsequent Events:

As described in Note 6, on July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants.

On July 14, 2009, the Company announced that it would be arranging a non-brokered private placement of up to 3 million Units at a price of $1.50 per Unit. If fully subscribed, the private placement will raise proceeds of $4.5 million.

Each Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at an exercise price of $2.00 within 18 months from closing.

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

The effects of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows are summarized as follows:

As at March 31	2009	2008

Total assets:
Total assets, under Canadian GAAP	$65,559,505	$66,764,167
Adjustment for deferred exploration costs (Note 11(a))	(31,208,660)	(31,031,267)
Total assets, under US GAAP	$34,350,845	$35,732,900
Shareholders’ equity:
Shareholders’ equity, under Canadian GAAP	$59,681,227	$60,641,726
Adjustment for deferred exploration costs (Note 11(a))	(31,208,660)	(31,031,267)
Shareholders’ equity, under US GAAP	$28,472,567	$29,610,459

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(f)

Reconciliation (continued):

Years ended March 31	2009	2008	2007

(Loss) income and (loss) income per share for the year:
(Loss) income for the year, under Canadian GAAP	$(1,537,590)	$165,531	$(1,961,263)
Adjustment for deferred exploration expenditures (Note 11(a))	(177,393)	(13,496)	(88,722)
(Loss) income for the year, under US GAAP	(1,714,983)	152,035	(2,049,985)
Other Comprehensive income:
Change in fair value of available for sale marketable securities (Note 11(b))	(31,611)	(14,239)	8,704
Change in fair value of long-term investments (Note 11(b))	-	(280,000)	(600,000)
Comprehensive loss for the year under US GAAP	$(1,746,594)	$(142,204)	$(2,641,281)
Basic and diluted (loss) income per share, under US GAAP	$(0.03)	$0.00	$(0.04)
Cash used in operating activities:
Cash used in operating activities, under Canadian GAAP	$(1,141,890)	$(1,229,541)	$(978,526)
Adjustment for deferred exploration costs (Note 11(a))	(177,393)	(13,496)	(88,722)
Cash used in operating activities, under US GAAP	$(1,319,283)	$(1,243,037)	$(1,067,248)
Cash provided (used) in investing activities:
Cash provided (used) in investing activities, under Canadian GAAP	$1,028,048	$1,053,273	$(575,406)
Adjustment for deferred exploration costs (Note 11(a))	177,393	13,496	88,722
Cash provided (used) in investing activities under US GAAP	$1,205,441	$1,066,769	$(486,684)