Form 20-F
period 2009-12-31
Mountain Province Diamonds Inc.
filed 2010-03-31
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Patrick Evans - 416-361-3562
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

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

        Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.                          66,631,746

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  ☐                                                     Accelerated filer  ☒                                               Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☐ as issued by the International Accounting Standards Board	Other ☒

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

☐        Yes        ☐         No

Not Applicable

TABLE OF CONTENTS

GLOSSARY		vii

GLOSSARY OF TECHNICAL TERMS		x

PART I
Item 1	Identity of Directors, Senior Management and Advisors.	1
Item 2	Offer Statistics and Expected Timetable.	1
Item 3	Key Information.	1
A.	Selected financial data.	1
B.	Capitalization and indebtedness.	2
C.	Reasons for the offer and use of proceeds.	2
D.	Risk factors.	2
Item 4	Information on the Company.	9
A.	History and development of the Company.	9
B.	Business Overview.	12
C.	Organizational structure.	16
D.	Property, plants and equipment.	16
Item 4A	Unresolved Staff Comments	30
Item 5	Operating and Financial Review and Prospects.	30
A.	Operating results.	30
B.	Liquidity and capital resources.	32
C.	Research and development, patents and licenses, etc.	33
D.	Trend information.	33
E.	Off-balance sheet arrangements.	33
F.	Tabular disclosure of contractual obligations.	33
Item 6	Directors, Senior Management and Employees.	35
A.	Directors and Senior Management.	35
B.	Compensation.	37
C.	Board practices.	39

D.	Employees.	40
E.	Share ownership.	40
Item 7	Major Shareholders and Related Party Transactions.	41
A.	Major shareholders.	41
B.	Related party transactions.	41
C.	Interests of experts and counsel.	42
Item 8	Financial Information.	42
A.	Consolidated Statements and Other Financial Information.	42
B.	Significant Changes.	42
Item 9	The Offer and Listing.	42
A.	Offer and Listing Details.	42
B.	Plan of Distribution.	43
C.	Markets.	43
D.	Selling Shareholders.	44
E.	Dilution.	44
F.	Expenses of the Issuer.	44
Item 10	Additional Information.	44
A.	Share capital.	44
B.	Memorandum and articles of association.	44
C.	Material contracts.	47
D.	Exchange controls.	47
E.	Taxation.	49
F.	Dividends and paying agents.	57
G.	Statement by experts.	57
H.	Documents on display.	57
I.	Subsidiary Information.	58
Item 11	Quantitative and Qualitative Disclosures About Market Risk.	58
Item 12	Description of Securities Other than Equity Securities.	58

v

SIGNATURES		64
EXHIBIT INDEX		65
APPENDIX	Item 17. Financial Statements	66

 GLOSSARY

Affiliate has the meaning given to affiliated bodies corporate under the Ontario Business Corporations Act;

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

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended;

Gahcho Kué Amended and Restated Joint Venture Agreement or 2009 Gahcho Kué Joint Venture Agreement means the Gahcho Kué Joint Venture Agreement as amended and restated, and entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. on July 3, 2009.

Gahcho Kué Joint Venture Agreement means the joint venture agreement entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. on October 24, 2002, but which took effect from January 1, 2002, and which was amended and restated on July 3, 2009.

Gahcho Kué Project, located on Kennady Lake, and comprises four mineral leases that are 100% owned by De Beers Canada Inc. (“De Beers Canada”), which holds them on behalf of the Gahcho Kué Joint Venture.  The participating interest of each of the joint venture parties is governed by the 2009 Gahcho Kué Joint Venture Agreement.  Glenmore means Glenmore Highlands Inc., a company incorporated under the Business Corporations Act (Alberta) and which, pursuant to the Arrangement, amalgamated with the Company's wholly-owned subsidiary, Mountain Glen Mining Inc., to form an amalgamated company, also known as Mountain Glen Mining Inc.;

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

Bulk Sample	Evaluation program of a diamondiferous kimberlite pipe in which a large amount of kimberlite (at least 100 tonnes) is recovered from a pipe.

Carat	A unit of weight for diamonds, pearls, and other gems. The metric carat, equal to 0.2 gram or 200 milligram, is standard in the principal diamond-producing countries of the world.

Caustic Fusion	An analytical process for diamonds by which rocks are dissolved at temperatures between 450-600C. Diamonds remain undissolved by this process and are recovered from the residue that remains.

Craton	A stable relatively immobile area of the earth's crust that forms the nuclear mass of a continent or the central basin in an ocean.

Diabase	A fine-grained rock of the composition of gabbro but with an ophitic texture.

Dyke	A body of igneous rock, tabular in form, formed through the injection of magma.

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

"Legally," as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist,there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

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

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

•	the potential for delays in exploration activities or the completion of feasibility studies;

•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

•	risks related to commodity price fluctuations;

•	the uncertainty of profitability based upon the Company's history of losses;

•	risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms;

•	risks related to environmental regulation, permitting and liability;

•	political and regulatory risks associated with mining and exploration; and

•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

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

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual consolidated financial statements of the Company as at December 31, 2009, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

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

The following chart summarizes certain selected financial information for the Company as at and for its nine month period ended December 31, 2009, and the years ended March 31, 2009, 2008, 2007, and 2006.  Except as otherwise indicated, dollar amounts presented are equivalent under Canadian and United States generally accepted accounting principles.

For the year ending (except as noted)
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	December 31, 2009 (9 months)	March 31, 2009 (12 months)	March 31, 2008 (12 months)	March 31, 2007 (12 months)	March 31, 2006 (12 months)
Operating Revenue	nil	nil	nil	nil	nil
Interest Revenue	12	37	62	24	12
Working Capital	8,315	206	1,567	180	808
Net (Loss) Earnings -
Under Canadian GAAP:	(1,458)	(1,538)	166	(1,961)	(2,200)
Under U.S. GAAP:	(4,763)	(1,715)	152	(2,050)	(1,948)
Basic and diluted (loss) earnings per share -
Under Canadian GAAP:	(0.02)	(0.03)	-	(0.04)	(0.04)
Under U.S. GAAP:	(0.08)	(0.03)	-	(0.04)	(0.04)
Total Assets -
Under Canadian GAAP:	83,747	65,560	66,764	41,616	34,874
Under U.S. GAAP	44,262	34,351	35,733	10,925	4,971
Total Current Liabilities	1,949	192	213	419	181
Share Capital
Under Canadian GAAP:	97,313	85,871	85,582	66,579	58,253
Under U.S. GAAP:	97,313	85,871	85,515	66,559	58,233
Net Assets -
Under Canadian GAAP:	71,516	59,681	60,642	41,197	34,693
Under U.S. GAAP	32,032	28,473	29,611	10,506	4,790
Number of Common Shares issued	66,631,746	59,932,381	59,870,881	55,670,715	53,075,847

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

The Average Rate is set out for each of the periods indicated in the table below.

Dec-09 (nine months)	Mar-09	Mar-08	Mar-07	Mar-06
US$0.9034	US$0.8878	US$0.9688	US$0.8784	US$0.8379

The high and low exchange rates for each month during the previous twelve months are as follows:

Month	High (US$)	Low (US$)
March 2009	$0.8202	$0.7653
April 2009	$0.8421	$0.7870
May 2009	$0.9176	$0.8365
June 2009	$0.9269	$0.8591
July 2009	$0.9291	$0.8529
August 2009	$0.0937	$0.0899
September 2009	$0.9442	$0.9007
October 2009	$0.9755	$0.9123
November 2009	$0.9590	$0.9234
December 2009	$0.9647	$0.9304
January 2010	$0.9647	$0.9304
February 2010	$0.9642	$0.9283

On March 29, 2010, the noon buying rate in Canadian dollars as per the Bank of Canada (the "Exchange Rate") was $1 Canadian = US$0.9801.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable

D.	Risk factors.

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

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of growth of all companies, and in mining companies in particular.  The Company has not commenced mining operations and is still in the exploratory and permitting stage.  The Company may not be able to obtain all of the permits which are necessary for it to commence operations.  The Company’s mining operations may not be successful.  As a result of this limited operating history, period-to-period comparisons of the Company’s operating results may not be meaningful and the results for any particular period should not be relied upon as an indication of future performance.

(b)  The diamond mining business is speculative and the Company may not be successful in implementing its plans to establish a successful and profitable diamond mining business

Resource exploration and possible development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Diamonds acquired or discovered by the Company may be required to be sold at a price which is reflective of the market at that time.

(c) The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the   Company to go out business.

The Company currently has no significant source of operating cash flow. The Company has limited financial resources. The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to generate revenues.  The Company’s current operations do not generate any cash flow.  The Company’s annual operating costs, excluding its share of costs of the Gahcho Kué project, are approximately $1.7 million.

(d) The Company is in the exploration and development stage and may never become profitable.

The Company's properties are primarily in the feasibility study and permitting stage. Company mining operations may never become profitable.  Drilling of the 5034, Hearne and Tuzo kimberlite pipes has been extensive and has now been completed. There are no estimates of reserves. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results. Mine plans and processing concepts that have been developed are preliminary in nature.

   (e) The preliminary process testing may not be accurate in predicting the actual presence and recoverability of diamonds on Company properties.

Process testing is limited to small scale testing based on a number of laboratory test programs, trade-off studies and design evaluations. There can be no assurance that diamonds recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Difficulties may be experienced in obtaining the expected diamond recoveries when scaling up to a production scale process plant.

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

The Company has a history of losses and is likely to continue to incur losses for the foreseeable future. During the fiscal nine month period ended December 31, 2009, and the fiscal years ended March 31, 2009 and 2008, the Company incurred net losses or earnings during each of the following periods:

•	$1.458 million loss for the nine months ended December 31, 2009.

•	$1.538 million net loss for the year ended March 31, 2009; and,

•	$0.166 million net earnings for the year ended March 31, 2008.

As of December 31, 2009, the Company had an accumulated deficit of $28.9 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage, and the Company has no history of earnings or cash flow from operations and, as an exploration and development company, has only a history of losses.

(h) The Company may never recover the amounts it has capitalized for mineral property costs.

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

As of December 31, 2009, the Company had cash and short-term investments of approximately $9.9 million and working capital of approximately $8.3 million. During the past three fiscal years ended December 31, 2009 (nine months), and March 31, 2009 and 2008, the Company used approximately $3.760 million in cash flows in operating activities including approximately $1.388 million during the nine months ended December 31, 2009, $1.142 million during the fiscal year ended March 31, 2009, and $1.230 million during the fiscal year ended March 31, 2008.

The Company's administrative and other expenses are expected to be approximately $1.7 million for the next year, in addition to an estimated $7 million for expenses for the Gahcho Kué joint venture for 2010, and possible repayments of historic sunk costs. The Company will be required to raise additional capital through equity and/or debt financings in the very near future on terms that may be dilutive to its shareholders' interests in the Company and to the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations.  As well, there is no guarantee that the Company will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable.  If the Company is not able to raise sufficient capital, it may not be able to grow the Company, or it may be forced to cease doing business.

              (j) The Company’s properties have no proven reserves.

The properties in which the Company has an interest are all in the advanced feasibility study and permitting stage and at this point, there are only indicated and inferred resources in four kimberlite bodies in Kennady Lake. See “Item 4D - Property, plants and equipment - Principal Properties”. The Company has not yet determined whether its mineral properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized in its financial statements.

     (k) If the Company does not hold good title to properties, its ability to explore and eventually mine them could be prevented or restricted.

The Company’s business depends upon having clear title to its properties and its ability to develop and mine its properties without undue restriction.  If any of its properties are subject to prior unregistered agreements that restrict the use of the properties, or if it does not hold title to the properties as it believes it does, its ability to develop and mine on those properties could be limited or prevented completely.  This would have a material adverse effect on the business and its results of operation.

              (l) Diamond prices can fluctuate significantly, and as a result, the Company’s results of operation may fluctuate significantly.

The market for rough diamonds is subject to strong influence from demand in the United States, which is the largest market for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds has historically fluctuated.  The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006 diamond prices increased on average by approximately 15%.  In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%.  From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time.  Starting in mid-April 2009, rough diamond prices have started to rebound, tempered by concerns of consumer buying confidence and behaviour.  Such fluctuations make it difficult to predict future diamond prices and, the Company’s future results of operation may fluctuate significantly with rough diamond prices.

              (m) The Company may incur significant costs to comply with Environmental and Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in development, production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's development activities and its potential mining and processing operations in Canada are subject to various Canadian Federal and Territorial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

Such exploration, development and operation activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any development or mining activities which the Company might undertake.

Further detail on governmental regulation may be found in “Item 4 - Business Review - Government Regulation”, below.

Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. The amount of funds required to comply with all environmental regulations and to pay for compensation in the event of a breach of such laws may exceed the Company's ability to pay such amounts.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of existing or new laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining facilities.

          (n) Climate and transportation costs may increase and have a negative effect on the Company’s results of operation.

The Gahcho Kué Project is subject to climate and transportation risks because of its remote northern location. Such factors can add to the cost of exploration, development and operation, thereby increasing costs and negatively affecting profitability.

          (o) The Company is dependent upon its joint venture partner for the success of the Gahcho Kué Project.

The Company, and the success of the Gahcho Kué Project, are dependent on the efforts, expertise and capital resources of our joint venture partner, De Beers Canada, and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring, permitting, developing and operating the Gahcho Kué Project. In addition, De Beers Canada is providing its share of financing for the project.  The Company is dependent on De Beers Canada for accurate information about the Gahcho Kué Project, and the proper and timely progress of exploration, permitting and development.

          (p) Operating Hazards and Risks

Diamond mining involves many risks. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks (such as accidents, injuries, and hazardous waste) normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

          (q) There are numerous factors beyond the control of the Company that may affect the marketability of any diamonds discovered.

Factors beyond the control of the Company may affect the marketability of any diamonds produced. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to the Canadian dollar and other currencies), interest rates and global and/or regional consumption patterns. The effect of these factors on the prices of diamonds and therefore the economic viability of any of the Company's projects cannot accurately be predicted.

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

          (s) The Mineral Resources Industry is intensely competitive and the Company competes with many companies with greater financial means and technical facilities.

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future.

(t)  Future equity financings which the Company may undertake would cause shareholders’ interests in the Company to be diluted.

The Company's current operations do not generate any cash flow. As the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has raised funds in recent years through share, option and warrant issuances. As of December 31, 2009, the Company had cash and short-term investment of approximately $9.9 million and working capital of approximately $8.3 million.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. There can be no assurance that the Company will be able to raise additional funds as needed, or that funds raised, if any, would be on terms and conditions acceptable to the Company.  The Company’s annual cash administrative operating costs, excluding the costs directly associated with the Gahcho Kué Project, are approximately $1.7 million.

 (u)  If outstanding options to buy Company stock are exercised, existing shareholders’ interests in the Company will be diluted.

As at March 29, 2010, there were 1,234,635 options outstanding with exercise prices ranging from $1.26 to $4.50 (expiring at various dates).  There were 3,217,000 warrants outstanding with exercise prices ranging from $2.00 to $3.20, expiring between February 4, 2011, and June 8, 2011.  The stock options and warrants, if fully exercised, would increase the number of shares outstanding by 4,451,635. Such options, if fully exercised, would constitute about 6.3% (out of 71,083,381 shares (66,631,746 issued and outstanding, plus total outstanding options and warrants)) of the Company's resulting share capital as at March 29, 2010. It is unlikely that outstanding options and warrants would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in dilution to existing shareholders.

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

The nature of the Company's business, its ability to continue its development and permitting activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of Patrick Evans.  See “Item 7B -Related party transactions” and “Item 6C - Board Practices”. Loss of the key person could have a material adverse effect on the Company. The Company does not maintain key-man life insurance on Patrick Evans.

(x)   The Company’s stock price is subject to significant fluctuations.

Prices for the Company's shares on the TSX and on the NYSE Amex, have been extremely volatile. The price for the Company's common shares on the TSX ranged from $0.86 (low) and $3.07 (high) during the nine-month fiscal period ended December 31, 2009, and from $0.75 (low) to $5.05 (high) during the nine-month fiscal period ended March 31, 2009.  The price on the NYSE Amex ranged from $0.69 US (low) and $2.90 US (high) during the nine-month fiscal period ended December 31, 2009, and from $0.58 US (low) to $4.95 US (high) during the fiscal year ended March 31, 2009.  Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

(y)  The Company has not paid dividends in the past and does not anticipate paying them in the foreseeable future.

Since its inception, the Company has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future.  Without dividends on its common stock, shareholders will be able to profit from an investment only if the price of the stock appreciates before the shareholder sells it.

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

 (aa) Histocially, the Company has been dependent on the support of De Beers  and there is no assurance that their support will continue in the future.

The exploration of the Gahcho Kué Project has historically been funded by De Beers, De Beers is the operator of the Project, and De Beers Canada has made an equity investment in the Company.  With the execution of the 2009 Joint Venture Agreement, De Beers and the Company share funding responsibility for the Gahcho Kué Project.  Under the 2009 Joint Venture Agreement, the Company and De Beers are required to fund their share of costs for future operations.  As well, the Company is required to make certain repayments of agreed historic costs of the Project, funded by De Beers, if and when certain events occur.  If either party is unable to fund their share of costs, or, if the Company defaults on its required payments of historic costs if and when they are due, in addition to interest on late or defaulted payments, marketing rights can be diluted for the defaulting party.  As well, there is no assurance that the Company will have the required funds on hand when the payments are required to be made.  However, there is no assurance that the level of support provided by De Beers will continue in the future.

(bb)  It will be difficult for any shareholder of the Company to commence legal activation against the Company’s executives.  Enforcing judgments won against them or the Company will be difficult.

As the Company is a Canadian company, it may be difficult for U.S. shareholders of the Company to effect service of process on the Company or to realize on judgments obtained against the Company in the United States.  Some of the Company’s directors and officers are residents of Canada and a significant part of the Company’s assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service of process within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or the Company’s directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's Canadian executive officers or directors.

      (cc) The Company’s common stock may be delisted from NYSE Amex, and if this occurs, shareholders may have difficulty converting their investment into cash efficiently.

NYSE Amex has established certain standards for the continued listing of a security on this exchange.  If our common stock were to be excluded from NYSE Amex, the prices of our common stock and the ability of shareholders to sell such stock would be adversely affected.  If the Company were to be delisted, the Company would be required to comply with the initial listing requirements to be relisted on NYSE Amex.

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

On January 19, 2007, the Company announced that Camphor had accepted an offer letter from the Company in terms of which the Company offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor Ventures on the basis of 0.41 Mountain Province common shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Company’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Company’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor.  The Notice expired June 19, 2007 and the Company took up the balance of the Camphor shares.  Camphor Ventures was de-listed and is now a wholly owned subsidiary of Mountain Province.

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

The Company, as yet, does not have any commercially viable resource properties. Bulk sampling and drilling on the AK Property is complete, and the AK Property is now in the feasibility study and permitting stage.  There are no revenues from the Company’s natural resource properties.

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

During 1999, De Beers Canada completed a major bulk sample of the four major pipes. For the 5034 kimberlite pipe, a total of 1,044 carats were recovered from 609 tonnes of kimberlite. For the Hearne pipe, a total of 856 carats were recovered from 469 tonnes of kimberlite. For the Tuzo pipe, a total of 533 carats were recovered from 523 tonnes of kimberlite. For the Tesla pipe, 64 carats were recovered from 184 tonnes of kimberlite. The Tesla pipe was too low grade to be considered as part of a mine plan.

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

During 2002, the Company concluded a new joint venture agreement (the “Gahcho Kué Joint Venture Agreement”) among Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. (now De Beers Canada Inc.).  This agreement provided that De Beers Canada could have earned up to a 55% interest in the project by funding and completing a positive definitive feasibility study. The agreement also provided that De Beers Canada could have earned up to a 60% interest in the project by funding development and construction of a commercial-scale mine.

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

On January 19, 2007, the Company announced that Camphor had accepted an offer letter from the Company in terms of which Mountain Province offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor on the basis of 0.41 Mountain Province common shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Company’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Company’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor.  The Notice expired June 19, 2007, and the Company took up the rest of the shares.  Camphor Ventures was de-listed and is now a wholly owned subsidiary of Mountain Province.

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

The Company's operations are also subject to substantial regulation under these laws by governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any development or mining project which the Company might undertake.

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

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property also known as the Gahcho Kué Project, which is located in the Canada’s Northwest Territories.  The Gahcho Kué Project is in the feasibility study and permitting stage, and there are no reserve estimates for this property at this time.

A "mineral resource" as defined under the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resource and Mineral Reserves (the "CIM Definition Standards"), which are different from the U.S. Securities and Exchange Commission (“SEC”) guidelines (the "SEC Guidelines") set forth in Guide 7 under Item 802 of Regulation S-K, means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. See "Glossary of Technical Terms" in this Report.

In this Annual Report, because the Company is a Canadian company with mining properties in Canada, the definitions and disclosures are made in accordance with the CIM Definition Standards as required by Canadian law for disclosure of material facts.  The CIM Definition Standards differ from those adopted by the  SEC in its Industry Guideline No.7.  See “Glossary of Technical Terms” in this Report.

It should be noted that the SEC Guidelines define "reserve" to mean "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". No such reserves, as defined in the SEC Guidelines or as defined in the CIM Definition Standards, have been determined to exist at the present time.

Description of Property

  Administrative Offices

The Company's administrative office is located at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4. The Company considers these premises suitable for its current needs.

  Mineral Properties

Of the Company’s properties, Gahcho Kué Project is under the most intense work because of the discovery of the Kennady Lake Kimberlite Field, and it is considered to be the Company's only principal property.

Amended and Restated Joint Venture Agreement

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
6.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•	$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible;
•	$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production;
Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Extracts from Technical Report

Unless otherwise stated, the technical information in this section from the sub-headings Property Settings to AMEC Recommendations is based upon Independent Qualified Person's Technical Report dated as of April 20, 2009 (the "Technical Report") entitled "Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Northwest Territories, Canada" prepared for the Company by AMEC Americas Limited by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng. The Technical Report was included as Exhibit 14.1 of the March 31, 2009 Form 20-F report filed on June 26, 2009 on EDGAR It was also filed with the relevant Securities Commissions in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on June 12, 2009.  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Technical Report.

Property Setting

The Gahcho Kué Project is located at the informally-named Kennady Lake, approximately 300 km east-northeast of Yellowknife in the District of Mackenzie, Northwest Territories (NWT), Canada.  The property lies on the edge of the continuous permafrost zone in an area known as the “barren lands”.  This terrain is characterized by low heath and tundra, with occasional knolls, bedrock outcrops, and localized surface depressions interspersed with lakes.  Topographic elevations within the property range between 400 masl to 450 masl.  The climate in the Gahcho Kué area is classified as sub-arctic, as the site is located immediately north of the tree line.  Winters are long and cold, and summers are short and generally cool.  The dominant flora is scrub birch-Labrador tea tundra and scrub birch-cloudberry.  Fauna includes red fox, arctic fox, sic sic (small spotted squirrel), grizzly bear, wolf and caribou (during annual migration), ptarmigan, abundant migratory bird life in summer, and clouds of mosquitoes and black flies during the height of the summer months (mid-June to mid-August).

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

Tenure and Agreements

The Project falls within four mining leases of 21-year tenure held.  The mining leases are 100% owned by De Beers Canada Inc. (De Beers Canada), which holds them on behalf of the Gahcho Kué Joint Venture.  The participating interest of each of the joint venture parties is governed by the 2009 Gahcho Kué Joint Venture Agreement, which superseded the 2002 Gahcho Kué Joint Venture Agreement.  The 2002 Gahcho Kué Joint Venture Agreement is registered against the mineral leases.  (The Operator is in the process of registering the 2009 Gahcho Kué Joint Venture Agreement against the mineral leases). The 2009 Gahcho Kué Joint Venture Agreement provides for De Beers Canada’s participating interest to be 51% and MPV’s interest (including Camphor’s) being 49% of the Project.

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

Large diameter reverse circulation (“RC”) drilling (LDD) was used to collect kimberlite mini-bulk samples by GKJV.  LDD programs have included smaller scale 140 mm (5.5-inch) diameter drillholes in 1998 and 1999, 311 mm (12.25-inch) drill holes in 1999, to the largest employed, the 610 mm (24-inch) diameter drill holes in the 2001, 2002, and 2008 mini-bulk sampling programs.  The LDD mini-bulk sample programs were obtained macro-diamonds for grade and revenue estimation.

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

In 2004, 13 core holes drilled into the 5034 kimberlite as part of pit geotechnical, hydrogeology, and ore dressing studies (ODS).  In 2005, a single core hole for hydrogeology studies drilled through the East Lobe of 5034, and two core holes were drilled at the North Lobe of 5034 to provide additional geological data.  A substantial core program followed this in 2006 that comprised 11 HQ core holes for pit geotechnical, pipe volume delineation, and geological investigations.  The last campaign of core drilling was conducted in 2007 with five HQ core holes being drilled to provide geological data from the 5034 East Lobe and 5 LDC holes (149 mm, 5.875-inch) drilled into the 5034 North Lobe to obtain a small parcel of macro-diamonds for comparative purposes.

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

AMEC’s Assessment

Exploration programs completed to date were assessed by AMEC to be appropriate to the style of mineralization and adequate to support Mineral Resource estimation.  Drill hole types and orientations were appropriate for the type of mineralization.  Small-diameter core holes defined the limits of the kimberlite bodies.  Large-diameter core and reverse circulation drilling provided mini-bulk samples of kimberlite material for macro-diamond extraction.  Micro-diamonds extracted from the small-diameter cores drilled to define the limits of the deposit.  Three diamond breakage studies indicated that breakage was about 10-15% that is typical for this type of drilling program.  The diamond parcels obtained in 2007-2008 were not evaluated for diamond breakage.

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

Data Verification

Independent data verifications were undertaken on a number of occasions between 1999 and 2008:
•	1999, 2004, 2007 - independent consultants made site visits to review quality assurance/quality control (“QA/QC”)
•	1999 - external consultant audit of the 1999 evaluation program
•	2000 - geology (petrological) peer review
•
2004 - geotechnical and hydrogeology consultants QA/QC site visit, internal and external Mineral Resource evaluation data base audits, geology (petrological) peer review, Gemcom® three-dimensional (“3D”) model peer review

•	2007 - internal and external petrological peer reviews; external verification of macro-diamond resource evaluation data set
•	2008 - external review of 2003 Technical Report resource estimation and density (rock density) models.

Resource evaluation data base verification included:
•	audits of drill collar locations and lengths
•	down-hole survey data
•	geological logs
•	bulk density data
•	macro-diamond data.

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

Resource	Classification	Volume	Tonnes	Carats	Grade
		(Mm3)	(Mt)	(Mct)	(cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173

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

GAHCHO KUÉ PROJECT LOCATION MAP (2007)

Gahcho Kué Project and Mountain Province Diamonds Claims

N
W
E
S
7044000 mN
7042000 mN
7040000 mN
7038000 mN
7036000 mN
7034000 mN
7032000 mN
7030000 mN
FARADAY
AK 81
AK 84
AK 85
AK 86
KELVIN
AK 93
AK 92
AK 91
AK 90
AK 89
GAHCHO KUÉ
CLUSTER
Kimberlite
Campsite
UTM gridline (NAD27 zone 12N)
Gahcho Kué Project
Other Mountain Province claims
0
2000
4000
metres
584000 mE
586000 mE
588000 mE
590000 mE
592000 mE
594000 mE
596000 mE
598000 mE
600000 mE
602000 mE
604000 mE
606000 mE

Mountain Province (outside of the Joint Venture with De Beers) has the following five claims with their respective claim numbers - AK 81, AK 84, AK 85, AK 86 and AK 93.  These five claims represent about 12,555 acres.  These claims are not part of the 2009 Gahcho Kué Joint Venture Agreement with De Beers Canada and are not considered part of the Gahcho Kué Project.

MAP - LOCATION OF PIPES

Information Prepared by the Company

The following information is prepared by the Company.  The Company has issued press releases commenting upon recent results and activities for the Gahcho Kué Project.  Such disclosure has been reviewed by Carl G. Verley, P.Geo. who serves as the Qualified Person in relation to such disclosure.

2008 Independent Diamond Valuation

The market for rough diamonds is subject to strong influence from demand in the United States, which is the largest market for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006, diamond prices increased on average by approximately 15%.  In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%.  From about mid-2008 to mid-April 2009, rough diamond prices fell sharply as a consequence of the global economic recession.   Starting in mid-April 2009, rough diamond prices have started to recover, tempered by concerns of consumer buying confidence and behaviour.  Regardless, continuing trends suggest an over demand for rough diamonds in the mid- to long-term.

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
(+1.50mm bottom cut-off)

In their report to Mountain Province, WWW stated: “The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in such small samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices’s] will certainly be towards the “high” values [highlighted in the right column of Table 1-3 above].”

The WWW Price Book as at October 13, 2008 reflected a significant write down reflective of the impact of the global recesion on rough diamond prices.  Rough dimaonds prices continued to deteriorate through to early 2009 after which they began to recover. The long-term supply/demand fundamentals, in WWW’s opinion, highlights that a shortage of rough diamond supply will still prevail, but be deferred given the sudden drop in demand reflecting the current global economic  situation,  which has depressed all commodity prices in the short term.  In fact, the current market difficulties will inevitably take out considerable rough diamond supply capacity in the short term, but may well work in favour of a new mine coming on stream at Gahcho Kué in several years time.

Feasibility Study

On September 1, 2009, the Company announced that the the Gahcho Kué Joint Venture had appointed JDS Energy and Mining Inc. (“JDS”), an independent engineering firm, to produce a NI 43-101 definitive feasibility study for the Gahcho Kué Project. The Feasibility Study is expected to take approximately twelve months to complete with a budget of approximately $10 million.

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

Following the decision of the Supreme Court of the NWT, the MVIERB commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the eventual development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipated that the EIR of the Gahcho Kué Project would have been completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the project operator, De Beers, advised the MVEIRB that the Joint Venture deferred the filing of the EIS.

In view of the proposed definitive feasibility study, the results of which are expected to impact on the final project description, the Project Operator, De Beers Canada, advised the MVEIRB that submission of the Gahcho Kué Environmental Impact Statement will be deferred pending the completion of an updated project description. The completion of the EIS is in process and is expected to be filed by mid-2010.

Project Costs to Date

The 2009 Joint Venture Agreement contains the following key terms with respect to the Project Costs:

1.	Each Participant will contribute their proportionate share to the future project development costs;
2.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
3.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•             $200,000 on execution of the 2009 Joint Venture Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);
•             Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study commissioned in August 2009;
•             $10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•             $10 million following the issuance of the construction and operating permits;
•             $10 million following the commencement of commercial production; and
•             The balance within 18 months following commencement of commercial production;

   The following table outlines the Project costs to date:

Period of Time	Amount (1)
Agreed historic sunk costs to December 31, 2008	$ 120,000,000
Agreed expenses January 1, 2009 to December 31, 2009	1,654,383
Costs for Feasibility Study from August 2009 to December 2009 (of approved budget of $10,000,000)	2,531,056
Total Costs to December 31, 2009	$ 124,185,439

Approved Budget January 1, 2010 to December 31, 2010	$ 13,674,016

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

Fiscal Period ended December 31, 2009 compared to Fiscal Year ended March 31, 2009

The Company has changed its yearend from March 31 to December 31, effective December 31, 2009, to align its fiscal yearend with that of De Beers Canada Inc., the operator of the Gahcho Kué Project.

The Company’s net loss for the nine months ended December 31, 2009 was $1,458,338, or $0.02 per share, compared with a net income of $1,537,590, or $0.03 per share for the twelve months ended March 31, 2009.  Before the Company’s tax recovery of $509,686 (March 31, 2009 - $222,796), the net loss was $1,968,024 (March 31, 2009 - $1,760,386) for the nine months ended December 31, 2009.

The net loss for the nine months ended December 31, 2009 includes stock-based compensation expense of $268,405 compared to stock-based compensation expense for the twelve months ended March 31, 2009 of $574,200.  The options were granted in August 2009 to an officer of the Company, and vested with the approval of the amended Company Stock Option Plan by the shareholders at the annual and general meeting on September 10, 2009, and the receipt of regulatory approval of the amended Company Stock Option Plan in October 2009.  They were granted for a five-year term.

The net loss for the nine months ended December 31, 2009 also includes the Company’s proportional share of expenses of the Gahcho Kué joint venture in the amount of $210,789.  On July 3, 2009, as discussed under the section titled “Overall Performance”, the Company entered into an amended and restated joint venture agreement with De Beers Canada Inc. relating to the Gahcho Kué joint venture.  With the execution of the amended and restated joint venture agreement, the Company proportionately consolidates the assets, liabilities, revenues and expenses of the Gahcho Kué joint venture.

Operating expenses, excluding stock-based compensation and the expenses associated with the joint venture, totaled $1,500,795 for the nine months ended December 31, 2009 compared to $1,222,968 for the twelve months ended March 31, 2009.  The most significant increase in the operating expenses is in Professional fees, which includes incremental legal and accounting fees associated with the amended and restated joint venture agreement.  Professional fees increased from $185,011 for the year ended March 31, 2009 to $350,994 for the nine months ended December 31, 2009.  Promotion and investor relations increased to $154,029 at December 31, 2009 from $82,816 as a result of increased marketing of the Company.  Office and administration and salary and benefits increased from prior year as a result of capital and payroll taxes for prior year’s not previously recorded by the Company.

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

The Company reported working capital of $8,315,371 at December 31, 2009 ($206,261 as at March 31, 2009), and cash and short-term investment of $9,942,277 ($297,346 at March 31, 2009).  The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no risk associated with the bank’s creditworthiness.

The Company had no long-term debt at December 31, 2009, other than its contribution payable for the joint venture with De Beers - which is contingent on certain events occurring such a decision to build the mine, receipt of permits, and production.  (See “Overall Performance” section above).  The Company had no long-term debt at March 31, 2009.

Since June 30, 2008, global economic conditions and financial markets experienced significant weakness and volatility with indications of strength and stabilization in the last nine months.

The Company has incurred losses in the year ended December 31, 2009 amounting to $1,458,338, incurred negative cash flows from operations of $1,387,511, and will be required to obtain additional sources of financing to complete its business plans going into the future. With approximately $9,942,300 of cash on hand and short-term investments at December 31, 2009, the Company has sufficient capital to finance its operations and the company’s costs of the Gahcho Kué Project until approximately June 2010.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future.   These sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers, and possible exercises of warrants by warrant holders. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  As a result, there is substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s consolidated annual financial statements are prepared on a going concern basis and do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

On August 4, 2009, the Company announced that it had completed a non-brokered private placement.  An aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4.5 million. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.  Net proceeds from the private placement are being used to support the development of the Gahcho Kué diamond project, and for general corporate purposes.

On December 8, 2009, the Company announced that it had closed its bought deal financing (the “Offering”) under which the Company issued 3,334,000 units (“Units”) in consideration for $2.70 per Unit to raise gross proceeds of $9,001,800.  Each Unit consists of one common share and one-half of a common share purchase warrant), with each whole warrant entitling the holder to acquire one additional common share at an exercise price of C$3.20 per common share for a period of 18 months.. The Offering was co-led by Paradigm Capital Inc., Salman Partners Inc. and Scotia Capital Inc. as Underwriters.  In addition, the Underwriters exercised a portion of the over-allotment option in respect of 50,000 Warrants.  Net proceeds from the Offering are being used to complete the Gahcho Kué feasibility study and for general working capital purposes.

During the nine month fiscal year ended December 31, 2009, the Company received $600,360 by issuing 365,365 shares upon the exercise of stock options.  During the year ended March 31, 2009, the Company received $34,502 by issuing 61,500 shares upon the exercise of various stock options.

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

The Company has no contractual obligations relating to debt or lease obligations as at December 31, 2009.

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

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  The Company’s assessment is that there were no indicators of impairment at December 31, 2009.

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company believes that it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable, and that economically recoverable reserves will be discovered. The costs of further development and permitting of the AK Property claims are being borne by De Beers Canada.

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

U.S. Generally Accepted Accounting Principles

U.S. GAAP differs in some respects from Canadian GAAP, as applied to the Company. Reference should be made to “Item 3A - Selected Financial Data”, and Note 9 to the Consolidated Financial Statements of the Company for a description and quantification of material measurement differences between Canadian GAAP and U.S. GAAP.

Item 6.             Directors, Senior Management and Employees

A.	Directors and senior management.

The following table lists, as of March 29, 2010, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment	Age
Jonathan Comerford	Chairman and Director(2)(3)	Chairman of the Company since May 11, 2006 and Director since September 21, 2001	37
Patrick Evans	President, Chief Executive Officer and Director	President and Director of the Company since November 15, 2005.	54
Jennifer Dawson	Chief Financial Officer	Chief Financial Officer since May 11, 2006	49
D. Harry W. Dobson	Director(1)	Director since November 1, 1997	61
Elizabeth J. Kirkwood	Director(1)	Director since September 21, 2001	60
Peeyush Varshney	Director(2)	Director since April 13, 2007	43
Carl Verley	Director(1)(3)	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997	59
David E. Whittle	Director(2)(3)	Director since November 1, 1997	45

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

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President, CEO and a director of the Company since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. He was a career diplomat from 1979 to 1998. In 1999, he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company).  In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006.  Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007, and has been a non-executive director of First Uranium Corp. (a uranium and gold mining company) since December 2006, and a non-executive director of Anvil Mining Limited (a copper mining company) since March 2009.

Jennifer M. Dawson, B.B.A.

Ms. Dawson has been the Company’s Chief Financial Officer and Corporate Secretary since May 2006.  She is a resident of Ontario, Canada.  Ms. Dawson is a graduate of St. Francis Xavier University where she received her Bachelor of Business Administration in 1984.  Her work experience includes public accounting experience with Touche Ross & Co. (now Deloitte) from 1984 to 1989, and financial management experience with CCH Canadian Limited (1989 to 2000) and Genesis Media Inc.(from 2000 to 2004) She provided financial consulting services to SouthernEra Resources Ltd. in its corporate reorganization in 2004, and ongoing financial consulting services to both SouthernEra Diamonds Inc. and to Southern Platinum Corp. after the reorganization in 2004 and 2005.  Since 2004, she has been a self-employed financial consultant, and in addition to her CFO and Corporate Secretary roles with the Company, she provided financial and administrative services to Arizona Star Resource Corp. as a consultant from 2005 to 2008 (now owned 100% by Barrick Gold Corporation) and currently serves as Controller to Blacksands Petroleum, Inc. and it’s subsidiary, Access Energy Inc. (2005 to current).

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

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been an entrepreneur and independent business woman since February 1989 with a focus on the creation, financing and management of junior resource companies.  She has been a director of the Company since September, 2001 and was past Chairman of the Board of the Company from January 2003 until April 2006.  She was also Chief Financial Officer of the Company from September 2003 until May 2006, and Corporate Secretary from November 2003 until May 2006. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood was the President and CEO of First Nickel Inc. (November 2003 to June 2006).  She has been a past director of Everbright Capital Corpration (June 2005 - July 20009), Canadian Shield Resources Inc. (June 2005-June 2007), Intrepid Minerals Corporation (April 1999 - July 2006), Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002), and a past director and officer of O.S.E Corp. (formerly Oil Springs Energy Corp. (July, 1993- June 2005), Hucamp Mines Limited (May 2001-May 2002), and First Strike Diamonds Inc. (October 1995 - March 2004).

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

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•
Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $314,471 in the most recent fiscal year (nine months to December 31, 2009) including $309,471 pursuant to a Consulting Agreement (as amended) for his services as President and CEO, as well as a director’s fee of $5,000 for the nine months ended December 31, 2009.  He has 600,635 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
November 1, 2005	100,000	50,000 on acceptance of the Consulting Agreement 50,000 on the first anniversary of the acceptance of the Consulting Agreement (Fully vested)	$2.63	5 years
January 30, 2006	100,000	50,000 vested immediately 50,000 vested January 31, 2007	$4.50	5 years
November 24, 2008	100,635	Immediately	$1.26	5 years
August 24, 2009	300,000	Immediately (upon approval of the amended stock option plan by stockholders at the September 10, 2009 Annual General Meeting)	$1.72	5 years

•
Jennifer Dawson, Chief Financial Officer and Corporate Secretary, was paid $162,013 pursuant to a Consulting Agreement for her services as CFO and Corporate Secretary for the nine months ended December 31, 2009.  She was granted 90,000 options on November 24, 2008, each with a term of 5 years, an exercise price of $1.26, and all of which vested immediately.

Compensation for the directors has been approved effective April 1, 2005 at the following levels: the Chairman of the Board receives $10,000 per annum, the Chairman of the Audit Committee receives $7,500 per annum, and all other Directors receive $5,000 per annum.  All are paid semi-monthly, in advance.

During each of the years ended December 31, 2009 (nine months), March 31, 2009, and 2008, director fees were earned by the following directors: Jonathan Comerford ($10,000 as Chair of the Board, annually), David Whittle ($7,500 as Chair of the Audit Committee, annually), Carl Verley ($5,000 annually), Elizabeth Kirkwood ($5,000 annually), Patrick Evans ($5,000 annually) and Harry Dobson ($5,000 annually), and for the years ended March 31, 2009 and 2008 only, Peeyush Varshney ($5,000 annually).  In the year ended March 31, 2008, three directors were compensated for their work in the Company’s Gahcho Kué Project strategic alternatives review (David Whittle $25,000, Jonathan Comerford $20,000 and Peeyush Varshney $20,000).

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

Name	Securities,	Aggregate Value	Unexercised Options at	Value of Unexercised In-the-
	Acquired on	Realized ($)(1)	Financial Year-End	Money Options at Financial
	Exercise		Exercisable /	Year-End Exercisable /
	(#)		Unexercisable (#)	Unexercisable ($)(2)

Patrick Evans	Nil	Nil	600,635/0	$274,654/0

Jennifer Dawson	Nil	Nil	90,000/0	$92,700/0

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.
(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2009, (ie. financial year end) was $2.29.

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

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board.  None of the directors, with the exception of Patrick Evans, who serves as the Company’s President and CEO, have any service agreements with the Company.  Mr. Evans’ agreement contains a termination clause that would provide him with 18 months of compensation if there is a change of control of the Company.

The next Annual General Meeting of the shareholders of the Company has been scheduled for September 9, 2010.

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

Compensation Committee

The Compensation Committee is composed of Carl Verley (Chair), David Whittle, and Jonathan Comerford, all of whom are independent. The Committee, in consultation with the Chairman and CEO of the Company, makes recommendations to the Board on the Company's framework of executive remuneration and its cost and on specific remuneration packages for each of the executives. The remuneration of non-executives, including members of the Compensation Committee, is determined by the Board.

D.	Employees.

As at the end of the fiscal nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008, the Company had no full-time employees.  Patrick Evans and Jennifer Dawson have consulting agreements with the Company.  The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis.   De Beers Canada employs personnel who conduct the exploration, permitting and other activities on the AK Property.

E.	Share ownership.

The following table sets forth, as of March 29, 2010, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Name of Beneficial Owner (11)	Amount and Nature	Percentage(9)(10) of Class
D. Harry Dobson(1)	1,282,510	1.9%
Patrick C. Evans(2)	999,835	1.5%
Carl G. Verley(3)	325,250	*%
Jonathan Comerford(4)	200,000	*%
Peeyush Varshney(5)	170,122	*%
Elizabeth Kirkwood(6)	110,000	*%
David E. Whittle(7)	130,600	*%
Jennifer Dawson(8)	105,000	*%
Officer and Directors as a Group(9)	3,323,317	5.0%
*     less than 1%

(1)	Includes 1,208.510 shares and 74,000 options which are exercisable at a price of $1.26 per share, and which expire on November 23, 2013.

(2)
Includes 349,200 shares and 600,635 options.  100,000 options are exercisable at a price of $2.63 per share and expire on November 1, 2010.  100,000 options are exercisable at a price of $4.50 per share and expire on January 30, 2011.  100,635 options are exercisable at a price of $1.26 per share and expire on November 23, 2013.  300,000 options are exercisable at a price of $1.72 per share and expire on August 24, 2014.  Also includes 50,000 warrants exercisable at $3.20 per share, expiring June 8, 2011.

(3)	Includes 275,250 shares and 50,000 options. The options are exercisable at a price of $1.26 per share, and expire on November 23, 2013.

(4)	Includes nil shares and 180,000 options. The options are exercisable at a price of $1.26 per share and expire on November 23, 2013.

(5)	Includes 80,122 shares and 90,000 options. The options are exercisable at a price of $1.26 per share, and expire on November 23, 2013.

(6)	Includes 20,000 shares and 90,000 options. The options are exercisable at a price of $1.26 per share and expire on November 23, 2013.

(7)
Includes 65,600 shares,  60,000 options, and 5,000 warrants. The options are exercisable at a price of $1.26 per share and expire on November 23, 2013.  The warrants are exercisable at a price of $2.00 and expire February 5, 2011

(8)
Includes nil shares, 90,000 options, and 15,000 warrants,.  The options are exercisable at $1.26 per share, expiring November 23, 2013.  The warrants are exercisable at $2.00 per share and expire February 5, 2011.

(9)	Includes 1,234,635 options (exercisable), and 70,000 warrants.

(9)	The calculation does not include stock options or warrants that are not exercisable presently or within 60 days (none)

(10)	Total issued and outstanding capital as at the close of March 29, 2010 was 66,631,746 shares.

(11)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a Stock Option Plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.             Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at March 29, 2010, the Company's issued and outstanding capital was 66,631,746 shares.

The Company is a publicly-owned corporation the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at March 29, 2010, the Company believes that approximately 14,793,470 of the issued and outstanding common shares were held by 78 shareholders with addresses in the United States.  A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at March 29, 2010) and percentage of shares, warrants and options held by the Company's major shareholders on a partially diluted basis.

Name of Shareholder(1)	No. of Shares, Options and Warrants Held	Percentage of issued and outstanding share capital of 66,631.746 shares (as at March 29, 2010)
Bottin (International) Investments Ltd.(1) (controlled by Dermot Desmond)	14,253,429	21.39%
Desmond P. Sharkey(2) Dublin, Ireland	6,206,000	9.31%
De Beers Canada Inc.	3,045,543	4.57%

(1)	The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

(2)	Includes 13,920,096 shares, and 333,333 warrants.

(3)	Includes 5,872,667 shares, and 333,333 warrants.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

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

Not Applicable

Item 8.             Financial Information

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at December 31, 2009 and March 31, 2009 and for the nine month period ended December 31, 2009, and the fiscal years ended March 31, 2009 and 2008, accompanied by the report of our independent registered accounting firm.

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

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NYSE AMEX / OTCBB(1)
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2009	$3.07	$0.86	$2.90	$0.69
March 31, 2009	$5.05	$0.75	$4.95	$0.58
March 31, 2008	$5.93	$3.79	$5.49	$3.54
March 31, 2007	$5.05	$3.05	$4.40	$2.70
March 31, 2006	$4.90	$2.26	$4.26	$1.90

The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the Company's shares began trading on the AMEX.  AMEX was taken over by NYSE Euronext which then rebranded to NYSE Amex.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		NYSE Amex / OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2009	$3.05	$2.16	$2.90	$2.06
September 30, 2009	$2.79	$1.57	$2.58	$1.34
June 30, 2009	$1.85	$0.86	$1.68	$0.69
March 31, 2009	$1.20	$0.75	$1.03	$0.58
December 31, 2008	$3.20	$0.96	$3.05	$0.78
September 30, 2008	$4.74	$2.70	$4.70	$2.58
June 30, 2008	$5.05	$4.20	$4.95	$4.12
March 31, 2008	$5.10	$4.12	$5.12	$4.07
December 31, 2007	$5.10	$4.00	$5.23	$4.07
September 30, 2007	$5.51	$3.79	$5.26	$4.15
June 30, 2007	$5.93	$4.17	$5.49	$4.34

High and Low Prices for the Most Recent Twelve Months
	TSX (CDN$)		NYSE AMEX(1)
Month Ended	High	Low	High	Low
February 2010	$2.36	$2.13	$2.26	$2.02
January 2010	$2.60	$2.25	$2.50	$2.20
December 2009	$2.45	$2.16	$2.33	$2.06
November 2009	$3.05	$2.40	$2.88	$2.24
October 2009	$3.07	$2.71	$2.90	$2.48
September 2009	$2.79	$1.62	$2.58	$1.54
August 2009	$1.75	$1.59	$1.64	$1.50
July 2009	$1.77	$1.57	$1.62	$1.34
June 2009	$1.85	$1.52	$1.68	$1.51
May 2009	$1.65	$1.30	$1.46	$1.09
April 2009	$1.31	$0.86	$1.08	$0.69
March 2009	$0.90	$0.75	$0.74	$0.58
 (1) On April 4, 2005, the Company's Common Shares began trading on the American Stock Exchange. AMEX was taken over by NYSE, and rebranded as NYSE Amex.  On December 31, 2009, the closing price of the Common Shares on the TSX was $2.29 and on March 29, 2010 was $2.14. The shares commenced trading on NYSE AMEX on April 4, 2005 and the closing price of the Common Shares on December 31, 2009 was US$2.16 per share. The closing price on March 29, 2010 on the NYSE Amex was US$2.09 per share.

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

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company, such alteration must be approved by a vote of not less than two-thirds of the shareholders voting in person or by proxy at a meeting of the shareholders of the Company.

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

The Company entered into the following material contracts in the last two fiscal periods, up to the date of this Form 20-F:  the 2009 Amended and Restated Joint Venture Agreement between the Company and De Beers Canada Inc.; the contract with JDS Energy and Mining Inc. and De Beers Canada Inc. relating to completion of the Gahcho Kué Feasibility Study; and a revised consulting agreement with Patrick Evans, the Company’s President and CEO which was amended in August 2009 to increase his annual remuneration, to grant stock options to him, and to provide for future performance bonuses.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(31) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

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

The Company believes that it was a PFIC for the taxable year ended March 31, 2009 and that it will be a PFIC for the taxable year ending December 31, 2009. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

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

Each U.S. Holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements so that a U.S. Holder may make certain information returns to the IRS, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

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

The Incorporation as an Exhibit and the references herein to “The Gahcho Kué Kimberlite Project, NI 43-101 Technical Report, Northwest Territories, Canada” dated April 20, 2009 have been consented to by Alexandra J. Kozak, P.Eng, AMEC Americas Limited, 111 Dunsmuir Street, Suite 400, Vancouver, British Columbia, Canada V6B 5W3; Ken R. Brisebois, P.Eng., AMEC E&C Services, Inc., 780 Vista Blvd, Suite 100, Sparks, Nevada, United States 89434; and Ted Leonard Eggleston, Ph.D., P.Geo., AMEC E&C Services, Inc., 2001 W. Camelback Road, Phoenix, AZ, United States of America, 85015.

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

Item 11.          Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. Certain of these shares are listed under current assets on the Company's balance sheet as at December 31, 2009 as "Marketable Securities" at an amount of $13,431, which is their quoted market value.  Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

As the Company is in the feasibility and permitting stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2009.

(c)  Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of December 31, 2009. For KPMG LLP’s report, see Item 19 of this Annual Report on Form 20-F.

(d)	Changes in Internal Controls over Financial Reporting.

An internal control weakness was identified in the interim period ended September 30, 2009 relating to the intra-period allocation of income tax recovery/provision. This internal control weakness was remediated in the period ended September 30, 2009 and found to be operating effectively in the subsequent period. Management has revised its internal control procedures relating to the intra-period allocation of income tax recovery/provision at each interim period to prevent such a weakness in future periods. There have not been any further changes in the Company's internal controls over financial reporting or in other factors that have been identified in connection with the evaluation described above that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

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

There were no waivers or changes to the 2006 Corporate Governance Policies during the fiscal year ending December 31, 2009.  A copy of the 2006 Corporate Governance Policies is incorporated by reference as Exhibit 11.1 to this Annual Report.

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

Aggregate audit fees billed in fiscal December 31, 2009 by KPMG were $128,950 including fees for reviews of the September 30, 2009 and comparative quarters.  The Company was billed $75,000 in the fiscal year ending March 31, 2009.  All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. "Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2009 were $50,000 and $nil for March 31, 2009.  All such services were approved by the Audit Committee.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal December 2009 by KPMG were $13,900 (March 31, 2009 - $18,695) pertaining to tax compliance.  These services were approved by the Audit Committee.

D.	All Other Fees

In the fiscal year ending December 31, 2009, aggregate fees billed by KPMG were $27,200 for advice pertaining to the amended and restated Joint Venture Agreement and International Financial Reporting Standards consultations.  There were no other fees charged by KPMG during the fiscal year ended March 31, 2009.

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

For audited financial statements for the nine months ended December 31, 2009, and the years ended March 31, 2009 and March 31, 2008, please see Item 19 below.

Item 18.          Financial Statements.

Not Applicable.

Item 19.	Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the nine months ended December 31, 2009 and the years ended March 31, 2009 and 2008 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm, and Comments by Auditors for US Readers on Canada-US Reporting Differences.

•	Consolidated Balance Sheets as of December 31, 2009 and March 31, 2009.

•	Consolidated Statements of Operations and Deficit for the nine months ended December 31, 2009, and the years ended March 31, 2009, and March 31, 2008.

•	Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income for the nine months ended December 31, 2009, and the years ended March 31, 2009, and March 31, 2008.

•	Consolidated Statements of Cash Flows for the nine months ended December 31, 2009, and the years ended March 31, 2009, and March 31, 2008.

•	Notes to the Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

            Mountain Province Diamonds Inc.
(Company)

By:   “Patrick C. Evans”
(Signature)*

Date: March 31, 2010	Patrick C. Evans President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006.	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
14.1	Independent Qualified Persons’ Technical Report dated April 20, 2009 entitled Gahcho Kué Kimberlite Project NI 43-101 Technical Report prepared by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng., all of AMEC Americas Limited.	(6)
14.2	Consents for inclusion of the Technical Report in Exhibit 14.1 and reference in Form 20-F	-
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	(3)

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

(6)     Previously files and incorporated by reference.  14.1 was included in the Company’s Form 20-F filing of June 26, 2009.

Appendix

Item 17.  Financial Statements

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

For the Nine Month Period ended December 31, 2009,
and for the years in the two-year period ended March 31, 2009

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s ("the Company") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting within Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and March 31, and the related consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for the nine month period ended December 31, 2009 and for the years in the two-year period ended March 31, 2009, and our report dated March 30, 2010, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 30, 2010

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

March 30, 2010

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. ("the Company") as of December 31, 2009 and March 31, 2009 and the related consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for the nine month period ended December 31, 2009 and for the years in the two-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and March 31, 2009 and the results of its operations and its cash flows for the nine months ended December 31, 2009 and for the years in the two-year period ended March 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 9 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 30, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 30, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

COMMENTS BY AUDITORS FOR US READERS ON CANADA - US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 30, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
As at December 31, 2009 and March 31, 2009
(In Canadian dollars)

	December 31,	March 31,
	2009	2009

ASSETS
Current assets
Cash (Note 4)	$208,559	$65,410
Short-term investments (Note 4)	9,733,718	231,936
Marketable securities (Note 3)	13,431	5,958
Amounts receivable	269,979	37,419
Advances and prepaid expenses	39,173	57,249

	10,264,860	397,972
Fixed assets	44,100	-
Interest in Gahcho Kué Joint Venture (Note 5)	73,437,586	65,161,533

Total assets	$83,746,546	$65,559,505

LIABIILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,949,489	191,711

Long-term liabilities
Future income tax liabilities (Note 7)	5,176,881	5,686,567

Asset retirement obligation relating to Gahcho Kué Joint Venture (Note 5)	5,103,875	-

Shareholders' equity:
Share capital (Note 6)	97,312,714	85,870,841
Value assigned to warrants (Note 6)	1,870,564	-
Contributed surplus (Note 6)	1,238,302	1,264,800
Deficit	(28,914,078)	(27,455,740)
Accumulated other comprehensive income	8,799	1,326

Total shareholders' equity	71,516,301	59,681,227

Total liabilities and shareholders' equity	$83,746,546	$65,559,505

See accompanying notes to consolidated financial statements
Nature of operations (Note 1)
Going concern (Note 1)
Commitments and Contingencies (Note 5)

On Behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
Nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

Expenses:
Accretion on asset retirement obligation	$(190,064)	$-	$-
Amortization	-	-	(14,239)
Consulting fees	(526,947)	(639,987)	(474,704)
Interest and bank charges	(3,387)	(2,355)	(4,605)
Gahcho Kué Project management fee	(20,725)	-	-
Office and administration	(195,774)	(71,887)	(115,079)
Professional fees	(350,994)	(185,011)	(202,245)
Promotion and investor relations	(154,029)	(82,816)	(86,380)
Salary and benefits	(122,917)	(46,371)	(129,291)
Stock-based compensation (Note 6)	(268,405)	(574,200)	-
Transfer agent and regulatory fees	(104,396)	(115,856)	(106,343)
Travel	(42,351)	(78,685)	(61,324)

Net loss for the period before the undernoted	(1,979,989)	(1,797,168)	(1,194,210)

Other income:
Interest income	11,965	36,782	62,155
Gain on sale of long-term investment	-	-	1,075,420

	11,965	36,782	1,137,575

Loss for the period before tax recovery	(1,968,024)	(1,760,386)	(56,635)

Future income tax recovery (Note 7)	509,686	222,796	222,166

Net (loss) income for the period	(1,458,338)	(1,537,590)	165,531

Deficit, beginning of period	(27,455,740)	(25,918,150)	(26,083,681)

Deficit, end of period	$(28,914,078)	$(27,455,740)	$(25,918,150)

Basic and diluted (loss) earnings per share	$(0.02)	$(0.03)	$0.00

Weighted average number of shares outstanding	62,023,496	59,929,348	59,674,830

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Comprehensive Income
Nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
 (In Canadian dollars)

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

Net (loss) income for the period	$(1,458,338)	$(1,537,590)	$165,531

Other comprehensive (loss) income
Unrealized gain (loss) on marketable securities	7,473	(31,611)	(14,239)
Increase in value of long-term investment	-	-	795,420
Recycling of gain on sale of long-term investment	-	-	(1,075,420)
Recycling on opening unrealized gain on long-term investment	-	-	280,000

Comprehensive (Loss) Income	$(1,450,865)	$(1,569,201)	$151,292

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

Balance, beginning of period	$1,326	$32,937	$-

Adjustment at beginning of period due to change in accounting for available-for-sale assets
- marketable securities	-	-	47,176
- unrealized gain on long-term investment	-	-	280,000
- Change in fair value of available-for-sale assets
- marketable securities	7,473	(31,611)	(14,239)
- long-term investment	-	-	795,420
Recycling of gain on sale of long-term investment through other comprehensive income	-	-	(1,075,420)
Balance, end of period	$8,799	$1,326	$32,937

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Cash Flows
Nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
 (In Canadian dollars)

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(1,458,338)	$(1,537,590)	$165,531
Items not involving cash:
Accretion on asset retirement obligation	190,064	-	-
Amortization	-	-	14,239
Future income tax recovery	(509,686)	(222,796)	(222,166)
Stock-based compensation (Note 6)	268,405	574,200	-
Gain on sale of long-term investment	-	-	(1,075,420)

Changes in non-cash working capital items
Amounts receivable	(138,749)	65,980	139,668
Advances and prepaid expenses	30,326	(317)	(45,672)
Accounts payable and accrued liabilities	230,467	(21,367)	(205,721)

	(1,387,511)	(1,141,890)	(1,229,541)

Investing activities:
Investment in Gahcho Kué Joint Venture	(2,215,704)	(177,393)	(13,496)
(Investment in) redemption of short-term investment	(9,501,782)	1,205,441	(912,377)
Proceeds from sale of investment	-	-	1,995,420
Acquisition of Camphor Ventures, net of cash acquired	-	-	(16,274)

	(11,717,486)	1,028,048	1,053,273

Financing activities:
Shares issued for cash, net of costs	12,647,786	-	-
Share issued for options exercise	600,360	34,502	141,048

	13,248,146	34,502	141,048

Increase (decrease) in cash and cash equivalents	143,149	(79,340)	(35,220)
Cash, beginning of period	65,410	144,750	179,970

Cash, end of period	$208,559	$65,410	$144,750

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

1.	Nature of Operations and Going Concern:

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Joint Venture” is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

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

The Company has incurred losses in the year ended December 31, 2009 amounting to $1,968,024, incurred negative cash flows from operations of $23,702, and will be required to obtain additional sources of financing to complete its business plans going into the future.  With approximately $9,942,300 of cash and short-term investments at December 31, 2009, the Company has sufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project for approximately six months (see also Note 5).  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

The Company has changed its year-end from March 31 to December 31, effective December 31, 2009, to align its fiscal year-end with that of De Beers Canada, the operator of the Gahcho Kué Project.

2.	Significant Accounting Policies and Future Accounting Policy Changes:

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany amounts and transactions have been eliminated on consolidation.  The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 5).

(b)	Cash and short-term investments:

Cash consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired.  Short-term investments are investments with original maturities of greater than three months when acquired (see Note 4).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

2.	Significant Accounting Policies and Future Accounting Policy Changes (continued):

Significant Accounting Policies (continued):

(c)	Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at market value, which is also considered fair value.  The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets.   Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The changes in fair market value are recorded within the Statement of Accumulated Other Comprehensive Income.

(d)	Interest In Gahcho Kué Joint Venture:

The Company considers its interest in the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, “Property, Plant and Equipment”, and additional Canadian accounting pronouncements and guidance.

Specifically, direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company or the Gahcho Kué joint venture are deferred until the property is brought into production, at which time, the deferred costs will be amortized on a unit-of-production basis, or until the property is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made.  The recovery of costs of mining claims and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company and its partner De Beers Canada Inc. to obtain the necessary financing to complete development, success permitting, and future profitable production or proceeds from disposition of the property.

The Emerging Issues Committee of the CICA issued EIC-174 - “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” (“AcG-11”) affects mining companies with respect to the deferral of exploration costs.  EIC-174 refers to CICA Handbook Section 3061. "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

2.	Significant Accounting Policies and Future Accounting Policy Changes (continued):

Significant Accounting Policies (continued):

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

The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 5).

(e)	Asset retirement obligations:

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

As of December 31, 2009, the Company has consolidated its proportional interest in the asset retirement obligation of the Gahcho Kué joint venture (see Note 5).

(f)	Stock-based compensation:

The Company applies the fair value method for stock-based compensation and other stock-based payments, and expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period.  Direct awards of stock are expensed based on the market price of the shares at the time of granting of the award.  The Company estimates forfeitures of options on an ongoing basis.

(g)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

2.	Significant Accounting Policies and Future Accounting Policy Changes (continued):

Significant Accounting Policies (continued):

(h)	(Loss) earnings per share:

Basic (loss) earnings per share is calculated by dividing the (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options.  Diluted (loss) earnings per share is similar to basic (loss) earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(i)	Foreign currency translation:

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

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration if capitalization criteria are met, asset retirement obligations, the assumptions used in determining the fair value of stock options and warrants, and the calculations of future income tax assets. Actual results could materially differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

2.	Significant Accounting Policies and Future Accounting Policy Changes (continued):

Newly Adopted Accounting Standards

Effective April 1, 2009, and during the year ended December 31, 2009, the Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements:

(l)	Capital Disclosures

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

The Company has included disclosures recommended by the new Handbook Section in Note 8 to the consolidated financial statements for the year ended December 31, 2009.

(m)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements.  The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.  The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the year ended December 31, 2009.

(n)	Mining Exploration Costs

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

2.	Significant Accounting Policies and Future Accounting Policy Changes (continued):

Newly Adopted Accounting Standards (continued):

(o)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The adoption of this new standard did not have a material effect on the consolidation financial statements.

(p)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”), effective immediately. EIC-173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this Abstract did not have a material impact on the Company’s consolidated financial statements

Future Accounting Policy Changes:

(q)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

The CICA issued Handbook Sections 1582, “Business Combinations”, 1601, ”Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, all of which are effective for years beginning on or after January 1, 2011.  These Handbook Sections replace 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” and establish a new Section for accounting for non-controlling interest in subsidiaries.  The Company is currently evaluating the impact of these new standards.

3.	Marketable Securities:

The quoted market value of remaining marketable securities at December 31, 2009 was $13,431 (March 31, 2009 - $5,958).  The original cost of these marketable securities at December 31, 2009 was $4,632 (March 31, 2009 - $4,632).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

4.	Financial Instruments:

Fair Value Estimation

During 2009, CICA Handbook Section 3862, Financial Instruments - Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 -	Unadjusted quoted prices in active markets for identical assets and liabilities
Level 2 -	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 -	Inputs that are not based on observable market data

The Company’s financial assets as at December 31, 2009 consist of short-term investments and marketable securities which are classified as Level 1.

Financial Assets and Liabilities

 Information regarding the Company’s financial assets and liabilities is summarized as follows:

		December 31, 2009		March 31, 2009
	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Held-for-trading -
Cash	$208,559	$208,559	$65,410	$65,410
Short-term investments	9,733,718	9,733,718	231,936	231,936
	$9,942,277	$9,942,277	$297,346	$297,346
Available-for-sale
Marketable securities	$13,431	$13,431	$5,958	$5,958
Loans and receivables
Amounts receivable	$269,979	$269,979	$37,419	$37,419
Other liabilities
Accounts payable and accrued liabilities	$1,949,489	$1,949,489	$191,711	$191,711

The short-term investments at December 31, 2009 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution purchased with original maturities in September 2010 and December 2010.  The GICs held at December 31, 2009 are carried at fair market value.  Given the GICs’ low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest.  There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable and accounts payable and accrued liabilities are considered to be the same as their carrying values.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure

Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

December 31, 2009

Amounts receivable -
Currently due	$269,979
Past due by 90 days or less, not impaired	-
Past due by greater than 90 days, not impaired	-
$269,979

Cash	208,559
Short-term investments	9,733,718
$9,942,277

All of the Company’s cash and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant.  The short-term investments are cashable in whole or in part with interest at any time to maturity.  Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable.  The Company considers the risk of loss to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of $184,250 and from the government of North West Territories for fuel tax rebate of $85,729.

The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by Canadian financial institutions.  It periodically monitors the investments it makes and is satisfied with the credit ratings of the counter party.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 9.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period.  Other than minimal office space rental commitments, there are no other operating lease commitments.

As identified in Note 1, the Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses and negative cash flows from operations of $1,968,024 and $23,702 respectively in the year ended December 31, 2009. With approximately $9,942,300 of cash and short-term investment at December 31, 2009, the Company has sufficient capital to finance its operations for approximately six months, after which it will be required to obtain additional sources of financing to complete its future business plans (see Note 1).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure (continued)

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

Foreign Currency Risk
The Company is exposed to foreign currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

December 31, 2009

Cash	$7,430
Amounts receivable	-
Accounts payable and accrued liabilities	(18,298)

Net exposure	$(10,868)

Based on the above net exposure at December 31, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $1,087 increase or decrease respectively in both net and comprehensive loss.  The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada.  Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk
The Company has no significant exposure at December 31, 2009 to interest rate risk through its financial instruments.  The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term.  The Company has no interest-bearing debt.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

5.           Interest in Gahcho Kué Joint Venture:

	December 31,	March 31,
	2009	2009

Opening balance	$65,161,533	$64,984,140

Changes in the period
Additional mineral interest resulting from the 2009 Gahcho Kue
Joint Venture Agreement	4,971,252	-
Technical consulting	18,384	164,638
Mining lease costs	9,540	12,755
Sunk cost repayment	1,290,838	-
Company portion of feasibility study costs	1,339,304	-
Company portion of project costs	646,735	-
Total change in the period	8,276,053	177,393

Balance at December 31, 2009	$73,437,586	$65,161,533

The Company holds a 49% interest in the Gahcho Kué Project (the “Project”) located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest.  The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).  The Company considers that the Gahcho Kué joint venture is a related party under CICA Handbook Section 3840, “Related Party Transactions”.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:
i.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

ii.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
iii.	Each Participant will contribute their proportionate share to the future project development costs;
iv.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
v.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

5.           Interest in Gahcho Kué Joint Venture (continued):

vi.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•             $200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; recorded as “company portion of project costs”);
•             Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible; ($1,290,838 recorded to December 31, 2009, recorded as “sunk cost repayment”).
•             $10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•             $10 million following the issuance of the construction and operating permits;
•             $10 million following the commencement of commercial production; and
•             The balance within 18 months following commencement of commercial production;

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a Joint Venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in these consolidated financial statements effective July 4, 2009.  Below is a summarized balance sheet of what was recorded effective July 4, 2009 as a result of the 2009 Agreement:

July 4, 2009

Assets
Current assets	$46,662
Fixed assets	-
Interest in Gahcho Kué Joint Venture	5,214,741
Total Assets	$5,261,403

Liabilities
Accounts payable and accruals	$347,592
Asset retirement obligations	4,913,811
Total Liabilities	$5,261,403

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

5.           Interest in Gahcho Kué Joint Venture (continued):

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the nine months ended December 31, 2009:

Results of Operations	Nine months ended December 31, 2009

Revenues	$-
Expenses	210,789
Proportionate share of net loss	$210,789

Cash Flows	Nine months ended December 31, 2009

Cash flow - operating activities	$(20,725)
Cash flow - financing activities	-
Cash flow - investing activities	20,725
Proportionate share of change in cash and cash equivalents	$-

Financial Position	December 31, 2009

Current assets	$106,061
Long-term assets	66,000,782
Current liabilities	(163,502)
Long-term liabilities	(5,103,875)
Proportionate share of net assets	$60,839,466

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

5.           Interest in Gahcho Kué Joint Venture (continued):

Asset Retirement Obligation

The fair value of the Gahcho Kué asset retirement obligation was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be approximately $28.9 million), expected timing of cash flow payments required to settle the obligations between 2011 and 2028, a credit-adjusted risk-free discount rate of 7.8%, and an inflation rate of 2.3%.

The balance of the asset retirement obligation is as follows:

Amount

Balance, March 31, 2009	$-

Asset retirement obligation recorded in the current period as a result of revised and restated joint venture agreement	4,913,811
Accretion recorded during the period	190,064

Balance, December 31, 2009	$5,103,875

There is no security posted against the Asset Retirement Obligation as at December 31, 2009.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

6.	Share Capital and Contributed Surplus:

        (a)           Authorized:

                Unlimited number of common shares without par value

        (b)          Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2007	55,670,715	$66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	-	530,756
Issuance of shares upon investment in Camphor Ventures	4,052,816	18,330,842

Balance, March 31, 2008	59,870,881	$85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610

Balance, March 31, 2009	59,932,381	$85,870,841

Exercise of stock options	365,365	600,360
Value of stock options exercised	-	294,903
Issuance of shares from financings, net of costs	6,334,000	10,546,610

Balance, December 31, 2009	66,631,746	$97,312,714

On August 4, 2009, the Company completed a private placement. An aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4,500,000. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.  (See also Note 6(d) for the value assigned to the warrants).  Two related parties, a director and an officer, participated in the private placement for a total of 40,000 Units.

On December 8, 2009, the Company announced that it had closed its bought deal financing (the “Offering”) under which the Company issued 3,334,000 units (“Units”) in consideration for $2.70 per Unit to raise gross proceeds of $9,001,800.  Each Unit is comprised of one common share and one-half of a common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of C$3.20 per common share for a period of 18 months.  As well, the underwriters of the bought deal financing subscribed to 50,000 common share purchase warrants for $0.268 each for gross proceeds of $13,400.  ((See also Note 6(d) for the value assigned to the warrants).  One related party, an officer of the Company, participated in the bought deal financing for 100,000 units.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

6.	Share Capital and Contributed Surplus (continued):

(c)   Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  On September 10, 2009, at the Company’s annual and special meeting of shareholders, the shareholders approved the amended stock option plan which, among other things, allows for the maximum number of shares that may be reserved for issuance under the amended stock option plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  At the time of approval of the amended stock option plan, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at December 31, 2009, there were 5,075,139 shares available to be issued under the Plan.

The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2007	410,000	$2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05

Balance, March 31, 2008	461,500	2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56

Balance, March 31, 2009	1,300,000	$1.72
Granted	300,000	1.72
Exercised	(365,365)	1.64

Balance, December 31, 2009	1,234,635	$1.75

The following are the stock options outstanding and exercisable at December 31, 2009.

	Black-		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

November 1, 2010	$180,100	100,000	0.84 years	$2.63
January 30, 2011	321,100	100,000	1.08 years	4.50
November 23, 2013	468,697	734,635	3.90 years	1.26
August 25, 2014	268,405	300,000	4.65 years	1.72

	$1,238,302	1,234,635	3.61 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

6.	Share Capital and Contributed Surplus (continued):

(c)      Stock options (continued):

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	December 31,	March 31,	March 31,
Fiscal Year:	2009	2009	2008

Dividend yield	0%	0%	0%
Expected volatility	59%	55%	34%-64%
Risk-free interest rate	2.54%	2.57%	4.64%
Expected lives	5 years	5 years	2.83-10.33 months
Weighted average fair value of options issued	$0.87	$0.64	$3.58-$4.14

On August 25, 2009, the Board of Directors approved a grant of 300,000 options to the President and Chief Executive Officer of the Company as part of a renegotiation of his consulting agreement with the Company. The granting of these options was subject to the approval by the shareholders of the amended stock option plan at the Company’s September 10, 2009 annual and special meeting, and regulatory approval of the amended stock option plan, which was obtained on October 2, 2009. The grant date was August 25, 2009, the exercise price is $1.72, and options have five year term expiring August 24, 2014. The Company has valued these options at $268,405 using the Black-Scholes options pricing model with the assumptions noted above, and expensed them in October 2009.

        (d)        Warrants

The Company’s financing which closed on August 4, 2009 involved an aggregate of 3,000,000 Units of the Company at a price of $1.50 per Unit. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 per common share for a period of 18 months.  The warrants were valued, before costs, at $819,000.

The Company’s bought deal financing which closed on December 8, 2009 involved an aggregate of 3,334,000 Units at a price of $2.70 per Unit.  Each Unit is comprised of one common share of the Company and one-half of a common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months.  In addition, the underwriters of the bought deal financing were issued 50,000 common share purchase warrants for consideration of $0.268 each with the same exercise price of $3.20 per common share and the same period of 18 months.  The warrants were valued, before costs, at $1,216,974.

The following presents the continuity of warrants outstanding:

	Number of
	Warrants	Amount

Balance, March 31, 2009	-	$-
Issued, net of costs	3,217,000	1,870,564

Balance, December 31, 2009	3,217,000	$1,870,564

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

6.	Share Capital and Contributed Surplus (continued):

(d)      Warrants (continued):

The following is a summary of warrants outstanding at December 31, 2009:

Date of Issue	Number of Warrants	Exercise Price	Expiry Date

August 4, 2009	1,500,000	$2.00	February 5, 2011
December 8, 2009	1,717,000	$3.20	June 8, 2011

Total	3,217,000

The warrants value reflected in these consolidated financial statements was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	80%-87%
Risk-free interest rate	0.65%-0.87%
Expected lives	18 months
Fair value of warrants	$0.55-$0.72

(e)        Contributed surplus:

Amount

Balance, March 31, 2007	701,626
Value of options issued to Camphor option holders	774,340
Value on exercise of stock options transferred to share capital	(530,756)

Balance, March 31, 2008	945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	1,264,800
Recognition of stock-based compensation expense	268,405
Value on exercise of stock options transferred to share capital	(294,903)

Balance, December 31, 2009	$1,238,302

(f)          Shareholder Rights Plan:

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

7.           Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the nine month period ended December 31, 2009 (year ended March 31 2009 - 26.5% and year ended March 2008 - 26.5%) to loss before income taxes.  The reasons for the differences are primarily as a result of the following:

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

Loss before income taxes	$1,968,024	$1,760,386	$56,635

Tax recovery calculated using statutory rates	521,526	466,500	15,000
(Expenses not deductible for taxation)/earnings not subject to taxation	(71,127)	(152,163)	207,166
Other (return to provision adjustments)	59,287	(91,541)	-
	509,686	222,796	222,166
Valuation allowance	-	-	-
	$509,686	$222,796	$222,166

The components that give rise to future income tax assets and future tax liabilities are as follows:

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

Interest in Gahcho Kué Joint Venture	$(6,114,483)	$(6,369,281)	$(6,131,529)
Loss carry forwards	1,208,362	992,556	872,259
	(4,906,121)	(5,376,725)	(5,259,270)
Valuation allowance	(270,760)	(309,842)	(650,093)

Net future income tax asset (liability)	$(5,176,881)	$(5,686,567)	$(5,909,363)

At December 31, 2009, the Company has available losses for income tax purposes totaling approximately $4.6 million, expiring at various times from 2010 to 2029. Of the available losses, $0.8 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $45 million, which may be carried forward and utilized to reduce future taxable income. Included in the $45 million of tax pools is $29 million which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

8.            Capital Management:

The Company considers its capital structure to consist of share capital, contributed surplus and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2009.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

9.           Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 1, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) follows:

(a)           Interest in Gahcho Kué Joint Venture:
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis of accounting whereby the Company's proportionate share of assets, liabilities, revenues, expenses and cash flows are included in the Company's financial statements. U.S. GAAP does not allow the use of proportionate consolidation, and requires that such investments be recorded on an equity basis of accounting. However, pursuant to an exemption provided by the SEC, the Company is not required to recast their consolidated financial statements on an equity accounted for basis if information on the balances that have been proportionately consolidated is provided (see Note 5).

(b)           Recent accounting pronouncements:
In May 2009, the FASB issued “Subsequent Events” (ASC No. 855).  ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  The Statement sets forth:
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

ASC No. 855 is effective for the Company’s fiscal years and interim periods beginning on or after May 1, 2009.  The adoption of ASC No. 855 will not have any impact on the Company’s consolidated financial statements.

(c)           Reconciliation:

The effects of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows are summarized as follows:

	December 31,	March 31,
	2009	2009

Total assets:
Total assets, under Canadian GAAP	$83,746,546	$65,559,505
Adjustment for deferred exploration costs (Note 9(a))	(39,484,713)	(31,208,660)

Total assets, under US GAAP	$44,261,833	$34,350,845

Shareholders’ equity:
Shareholders’ equity, under Canadian GAAP	$71,516,301	$59,681,227
Adjustment for deferred exploration costs (Note 9a)	(39,484,713)	(31,208,660)

Shareholders’ equity, under US GAAP	$32,031,588	$28,472,567

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008
(In Canadian dollars)

9.           Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

        (d)        Reconciliation (continued):

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

(Loss) income and (loss) income per share for the year:
(Loss) income for the year, under Canadian GAAP	$(1,458,338)	$(1,537,590)	$165,531
Adjustment for deferred exploration expenditures (Note 9(a))	(3,369,626)	(177,393)	(13,496)
(Loss) income for the year, under US GAAP	(4,827,924)	(1,714,983)	152,035
Other Comprehensive income:
Change in fair value of available for sale marketable securities	7,473	(31,611)	(14,239)
Change in fair value of long-term investments	-	-	(280,000)

Comprehensive loss for the year under US GAAP	$(4,820,491)	$(1,746,594)	$(142,204)

Basic and diluted (loss) income per share, under US GAAP	$(0.08)	$(0.03)	$0.00

Cash used in operating activities:
Cash used in operating activities, under Canadian GAAP	$(1,387,511)	$(1,141,890)	$(1,229,541)
Adjustment for deferred exploration costs (Note 9(a))	(2,215,704)	(177,393)	(13,496)

Cash used in operating activities, under US GAAP	$(3,603,215)	$(1,319,283)	$(1,243,037)

Cash provided (used) in investing activities:
Cash provided (used) in investing activities, under Canadian GAAP	$(11,717,486)	$1,028,048	$1,053,273
Adjustment for deferred exploration costs (Note 9(a))	2,215,704	177,393	13,496

Cash provided (used) in investing activities under US GAAP	$(9,501,782)	$1,205,441	$1,066,769