Form 20-F/A
period 2009-12-31
Mountain Province Diamonds Inc.
filed 2010-04-07
CIK 1004530

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

☐        Yes        ☐         No

Not Applicable

Explanatory Note

This Amendment No. 1 to the annual report on Form 20-F of Mountain Province Diamonds Inc., which was originally filed on March 31, 2010 (the "December 31, 2009 Form 20-F"), is being filed to correct a typographical error correcting the amount identified as “negative cash flows from operations” in each of Notes 1 and 4 to $1,387,511 from $23,702 in the financial statements included as Appendix Item 17 to this Amendment No. 1 to the annual report on Form 20-F of Mountain Province Diamonds Inc.

There are no other changes contained, and no other information provided has been updated in this Amendment No. 1 as compared to the originally filed December 31, 2009 Form 20-F.

TABLE OF CONTENTS

GLOSSARY		viii

GLOSSARY OF TECHNICAL TERMS		xi

PART I
Item 1	Identity of Directors, Senior Management and Advisors.	1
Item 2	Offer Statistics and Expected Timetable.	1
Item 3	Key Information.	1
A.	Selected financial data.	1
B.	Capitalization and indebtedness.	2
C.	Reasons for the offer and use of proceeds.	2
D.	Risk factors.	2
Item 4	Information on the Company.	9
A.	History and development of the Company.	9
B.	Business Overview.	12
C.	Organizational structure.	16
D.	Property, plants and equipment.	16
Item 4A	Unresolved Staff Comments	30
Item 5	Operating and Financial Review and Prospects.	30
A.	Operating results.	30
B.	Liquidity and capital resources.	32
C.	Research and development, patents and licenses, etc.	33
D.	Trend information.	33
E.	Off-balance sheet arrangements.	33
F.	Tabular disclosure of contractual obligations.	33
Item 6	Directors, Senior Management and Employees.	35
A.	Directors and Senior Management.	35
B.	Compensation.	37
C.	Board practices.	39

v

D.	Employees.	40
E.	Share ownership.	40
Item 7	Major Shareholders and Related Party Transactions.	41
A.	Major shareholders.	41
B.	Related party transactions.	41
C.	Interests of experts and counsel.	42
Item 8	Financial Information.	42
A.	Consolidated Statements and Other Financial Information.	42
B.	Significant Changes.	42
Item 9	The Offer and Listing.	42
A.	Offer and Listing Details.	42
B.	Plan of Distribution.	43
C.	Markets.	43
D.	Selling Shareholders.	44
E.	Dilution.	44
F.	Expenses of the Issuer.	44
Item 10	Additional Information.	44
A.	Share capital.	44
B.	Memorandum and articles of association.	44
C.	Material contracts.	47
D.	Exchange controls.	47
E.	Taxation.	49
F.	Dividends and paying agents.	57
G.	Statement by experts.	57
H.	Documents on display.	57
I.	Subsidiary Information.	58
Item 11	Quantitative and Qualitative Disclosures About Market Risk.	58
Item 12	Description of Securities Other than Equity Securities.	58

SIGNATURES		64
EXHIBIT INDEX		65
APPENDIX	Item 17. Financial Statements	66

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

x

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

            Mountain Province Diamonds Inc.
(Company)

By:   “Patrick C. Evans”
(Signature)*

Date: April 6, 2010	Patrick C. Evans President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006.	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
14.1	Independent Qualified Persons’ Technical Report dated April 20, 2009 entitled Gahcho Kué Kimberlite Project NI 43-101 Technical Report prepared by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng., all of AMEC Americas Limited.	(6)
14.2	Consents for inclusion of the Technical Report in Exhibit 14.1 and reference in Form 20-F	-
15	Revised Charter of the Board of Directors and Committees thereof of Mountain Province Diamonds Inc.	(3)

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

April 6, 2010

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

The Company has incurred losses in the year ended December 31, 2009 amounting to $1,968,024, incurred negative cash flows from operations of $1,387,511, and will be required to obtain additional sources of financing to complete its business plans going into the future.  With approximately $9,942,300 of cash and short-term investments at December 31, 2009, the Company has sufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project for approximately six months (see also Note 5).  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

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

The Company has incurred losses and negative cash flows from operations of $1,968,024 and $1,387,511 respectively in the year ended December 31, 2009. With approximately $9,942,300 of cash and short-term investment at December 31, 2009, the Company has sufficient capital to finance its operations for approximately six months, after which it will be required to obtain additional sources of financing to complete its future business plans (see Note 1).

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