Form 20-F
period 2010-12-31
Mountain Province Diamonds Inc.
filed 2011-04-01
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report__________________________

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

Patrick Evans – 416-361-3562
Fax:  416-603-8565; Email: info@mountainprovince.com
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

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

        Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  77,416,057

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
☐   Yes         ☐   No

Not Applicable

TABLE OF CONTENTS

GLOSSARY		vii

GLOSSARY OF TECHNICAL TERMS		xi

PART I

Item 1	Identity of Directors, Senior Management and Advisors.	1

Item 2	Offer Statistics and Expected Timetable.	1

Item 3	Key Information.	1

A.	Selected financial data.	1

B.	Capitalization and indebtedness.	2

C.	Reasons for the offer and use of proceeds.	2

D.	Risk factors.	2

Item 4	Information on the Company.	9

A.	History and development of the Company.	9

B.	Business Overview.	12

C.	Organizational structure.	16

D.	Property, plants and equipment.	16

Item 4A	Unresolved Staff Comments	43

Item 5	Operating and Financial Review and Prospects.	43

A.	Operating results.	43

B.	Liquidity and capital resources.	44

C.	Research and development, patents and licenses, etc.	45

D.	Trend information.	45

E.	Off-balance sheet arrangements.	45

F.	Tabular disclosure of contractual obligations.	45

Item 6	Directors, Senior Management and Employees.	47

A.	Directors and Senior Management.	47

B.	Compensation.	49

C.	Board practices.	51

D.	Employees.	52

E.	Share ownership.	53

Item 7	Major Shareholders and Related Party Transactions.	54

A.	Major shareholders.	54

B.	Related party transactions.	54

C.	Interests of experts and counsel.	55

Item 8	Financial Information.	55

A.	Consolidated Statements and Other Financial Information.	55

B.	Significant Changes.	55

Item 9	The Offer and Listing.	55

A.	Offer and Listing Details.	55

B.	Plan of Distribution.	56

C.	Markets.	56

D.	Selling Shareholders.	56

E.	Dilution.	56

F.	Expenses of the Issuer.	57

Item 10	Additional Information.	57

A.	Share capital.	57

B.	Memorandum and articles of association.	57

C.	Material contracts.	60

D.	Exchange controls.	60

E.	Taxation.	63

F.	Dividends and paying agents.	70

G.	Statement by experts.	70

H.	Documents on display.	71

I.	Subsidiary Information.	71

Item 11	Quantitative and Qualitative Disclosures About Market Risk.	71

Item 12	Description of Securities Other than Equity Securities.	72

v

GLOSSARY

2002 Agreement or Gahcho Kué Joint Venture Agreement or means the joint venture agreement entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. on October 24, 2002, but which took effect from January 1, 2002, and which was amended and restated on July 3, 2009;

2009 Gahcho Kué Joint Venture Agreement or Gahcho Kué Amended and Restated Joint Venture Agreement means the Gahcho Kué Joint Venture Agreement as amended and restated, and entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. on July 3, 2009;

2009 Technical Report means the Technical Report dated as of April 20, 2009 entitled "Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Northwest Territories, Canada" prepared for the Company by AMEC Americas Limited;

2010 Technical Report, Definitive Feasibility Study, or Feasibility Study means the “Gahcho Kué Project, Definitive Feasibility Study, National Instrument (“NI”) 43-101 Technical Report” dated December 1, 2010 (with Information effective as of October 15, 2010) as prepared and completed by JDS Energy and Mining Inc., and filed by the Company on SEDAR on December 3, 2010;

Affiliate has the meaning given to affiliated bodies corporate under the Business Corporations Act (Ontario);

AK Property means the claims known as the "AK claims" held by the Gahcho Kué Joint Venture;

AK-CJ Properties means, collectively, the AK Property and CJ Property;

AMEC means AMEC Americas Limited;

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

Business Corporations Act (Ontario) means the R.S.O. 1990, CHAPTER B.16, as amended from time to time;

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

Code means the United States Internal Revenue Code of 1986, as amended;

Company, MPV or Registrant means Mountain Province Diamonds Inc.;

De Beers means De Beers Consolidated Mines Ltd.;

De Beers Canada or Monopros means De Beers Canada Inc., formerly known as De Beers Canada Exploration Inc., and before that as Monopros Limited, a wholly-owned subsidiary of De Beers;

Desktop Study means the preliminary technical assessment of the Gahcho Kué resource conducted by De Beers Consolidated Mines Ltd. in 2000 (and updated in 2003, 2005, 2006, and 2008) and the Independent Qualified Persons’ review of the Desktop Study provided by AMEC;

Definitive Feasibility Study, Feasibility Study, or 2010 Technical Report  means the “Gahcho Kué Project, Definitive Feasibility Study, National Instrument (“NI”) 43-101 Technical Report” dated December 1, 2010 (with Information effective as of October 15, 2010) as prepared and completed by JDS Energy and Mining Inc., and filed by the Company on SEDAR on December 3, 2010;

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended;

Feasibility Study, Definitive Feasibility Study, or 2010 Technical Report  means the “Gahcho Kué Project, Definitive Feasibility Study, National Instrument (“NI”) 43-101 Technical Report” dated December 1, 2010 (with Information effective as of October 15, 2010) as prepared and completed by JDS Energy and Mining Inc., and filed by the Company on SEDAR on December 3, 2010;

GAAP means generally accepted accounting principles;

Gahcho Kué Amended and Restated Joint Venture Agreement or 2009 Gahcho Kué Joint Venture Agreement means the Gahcho Kué Joint Venture Agreement as amended and restated, and entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. on July 3, 2009;

Gahcho Kué Joint Venture or Joint Venture means the joint venture between Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada, for the Gahcho Kué Project, and as currently governed by the 2009 Gahcho Kué Joint Venture Agreement;

Gahcho Kué Joint Venture Agreement or 2002 Agreement means the joint venture agreement entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. on October 24, 2002, but which took effect from January 1, 2002, and which was amended and restated on July 3, 2009;

Gahcho Kué Project, located on Kennady Lake, and comprising four mineral leases that are 100% owned by De Beers Canada Inc. (“De Beers Canada”), which holds them on behalf of the Gahcho Kué Joint Venture.  The participating interest of each of the joint venture parties is governed by the 2009 Gahcho Kué Joint Venture Agreement;

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

JDS means JDS Energy and Mining Inc.;

Joint Information Circular means the joint information circular of the Company and Glenmore dated May 10, 2000 for the Extraordinary General Meeting and Special Meeting of the Company and Glenmore respectively to approve the Arrangement;

Joint Venture or Gahcho Kué Joint Venture means the joint venture between Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada, for the Gahcho Kué Project, and as currently governed by the 2009 Gahcho Kué Joint Venture Agreement;

Kennady North Project means the mining leases (4330, 4466, 4467, and 4468) and eight mineral claims which were staked in 2010 (Kwezi 01 to Kwezi 08) which are 100% owned by Mountain Province in the area around the Gahcho Kué Project and Kennady Lake;

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

MPV Shares means the common shares of MPV, and MPV Share means any of them;

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

PFIC means Passive Foreign Investment Company under the Code;

Qualified Person as defined by Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects), means an individual who:

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

Except where specifically indicated otherwise, scientific and technical information included in this report on Form 20F regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101. Independent Qualified Persons responsible for the 2010 Technical Report prepared for the Gahcho Kué Joint Venture and discussed in Item 4 D “Property, Plants and Equipment” from the headings “Property Settings” to “Economic Analysis - Summary” are: Daniel D. Johnson, P.Eng., Mike Makarenko, P.Eng., and Ken Meikle, P.Eng.;

TSX means the Toronto Stock Exchange; and,

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

Bulk Sample	Evaluation program of a diamondiferous kimberlite pipe in which a large amount of kimberlite (at least 100 tonnes) is recovered from a pipe.

Carat	A unit of weight for diamonds, pearls, and other gems. The metric carat, equal to 0.2 gram or 200 milligram, is standard in the principal diamond-producing countries of the world.

Caustic Fusion	An analytical process for diamonds by which rocks are dissolved at temperatures between 450-600°C. Diamonds remain undissolved by this process and are recovered from the residue that remains.

Craton	A stable relatively immobile area of the earth's crust that forms the nuclear mass of a continent or the central basin in an ocean.

Diabase	A fine-grained rock of the composition of gabbro but with an ophitic texture.

Dyke	A body of igneous rock, tabular in form, formed through the injection of magma.

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

▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

▪	the potential for delays in exploration activities or the completion of feasibility studies;

▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

▪	risks related to commodity price fluctuations;

▪	the uncertainty of profitability based upon the Company's history of losses;

▪	risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms;

▪	risks related to environmental regulation, permitting and liability;

▪	political and regulatory risks associated with mining and exploration; and

▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

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

Forward-looking information is based on certain factors and assumptions regarding, among other things, exploration, permitting, construction, mining, and production at the Gahcho Kué Project and Kennady North Project as well as world and U.S. economic conditions and the future worldwide demand for diamonds. Specifically, in making statements regarding expected mineral recovery, diamond prices and expectations concerning the diamond industry, the Company has made assumptions regarding, among other things, foreign exchange rates, continuing recovery of world and U.S. economic conditions, our ability to successfully implement our exploration, construction and mining plans, the success of permitting the Gahcho Kué Project, and overall demand for diamonds. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risk Factors”.

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form. Canadian investors should also refer to the annual consolidated financial statements of the Company as at December 31, 2010, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

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

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended December 31, 2010, its fiscal nine month period ended December 31, 2009, and the years ended March 31, 2009, 2008, and 2007.  Except as otherwise indicated, dollar amounts presented are equivalent under Canadian and United States generally accepted accounting principles.

For the year ending (except as noted) All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	December 31, 2010 (12 months)	December 31, 2009 (9 months)	March 31, 2009 (12 months)	March 31, 2008 (12 months)	March 31, 2007 (12 months)
Operating Revenue	nil	nil	nil	nil	nil
Interest Revenue	123	12	37	62	24
Working Capital	29,451	8,315	206	1,567	180
Net (Loss) Earnings -
Under Canadian GAAP:	(1,567)	(1,458)	(1,538)	166	(1,961)
Under U.S. GAAP1:	(13,890)	(5,388)	(1,969)	(70)	(2,050)
Basic and diluted (loss) earnings per share -
Under Canadian GAAP:	(0.02)	(0.02)	(0.03)	-	(0.04)
Under U.S. GAAP1:	(0.20)	(0.09)	(0.03)	-	(0.04)
Total Assets -
Under Canadian GAAP:	117,306	83,747	65,560	66,764	41,616
Under U.S. GAAP1:	64,769	43,044	28,219	29,601	10,925
Share Capital
Under Canadian GAAP:	133,054	97,313	85,871	85,582	66,579
Under U.S. GAAP:	133,054	97,313	85,871	85,515	66,559
Net Assets -
Under Canadian GAAP:	105,164	71,516	59,681	60,642	41,197
Under U.S. GAAP1:	56,727	35,991	28,028	29,388	10,506
Number of Common Shares issued	77,416,057	66,631,746	59,932,381	59,870,881	55,670,715

1 During the year ended December 31, 2010, the Company determined that a future income tax liability recognized for Canadian GAAP in its fiscal year ended March 31, 2008 should not be recognized for U.S. GAAP purposes as the carrying value of the mineral property for US GAAP purposes was less than its tax basis and also determined that the previously recorded adjustment to expense deferred exploration cost in the balance sheet reconciliation was overstated.  The Company has revised comparative figures to correct the immaterial impact of these items in this chart and in Note 9(c) of its consolidated financial statements.

No dividends have been declared in any of the years presented above.

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth, (i) for the five most recent financial years, the average rate (the "Average Rate") of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the U.S. noon exchange rates per the Bank of Canada for each trading day of the fiscal year; and (ii) the high and low exchange rates for each of the previous twelve calendar months for the Canadian dollar, expressed per the Bank of Canada.

The Average Rate is set out for each of the periods indicated in the table below.

Dec-10	Dec-09 (nine months)	Mar-09	Mar-08	Mar-07
US$0.9704	US$0.9034	US$0.8878	US$0.9688	US$0.8784

The high and low exchange rates for each month during the previous twelve months are as follows:

Month	High (US$)	Low (US$)
January 2010	$0.9552	$0.9619
February 2010	$0.9425	$0.9505
March 2010	$0.9739	$0.9804
April 2010	$0.9911	$0.9990
May 2010	$0.9548	$0.9671
June 2010	$0.9577	$0.9678
July 2010	$0.9547	$0.9637
August 2010	$0.9564	$0.9639
September 2010	$0.9633	$0.9716
October 2010	$0.9776	$0.9857
November 2010	$0.9833	$0.9902
December 2010	$0.9890	$0.9950

On March 30, 2011, the noon buying rate in Canadian dollars as per the Bank of Canada (the "Exchange Rate") was $1 Canadian = US$1.0294.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable

D.	Risk factors.

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

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of growth of all companies, and in mining companies in particular.  The Company has not commenced mining operations and is still in the development and permitting stage of the Gahcho Kué Project and the exploration stage of the Kennady North Project.  The Company may not be able to obtain all of the permits which are necessary for it to commence operations.  The Company’s mining operations may not be successful.  As a result of this limited operating history, period-to-period comparisons of the Company’s operating results may not be meaningful and the results for any particular period should not be relied upon as an indication of future performance.

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

The Company currently has no significant source of operating cash flow. The Company has limited financial resources. The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to generate revenues.  The Company’s current operations do not generate any cash flow.  The Company’s annual operating costs, excluding its share of costs of the Gahcho Kué Project, and exploration costs for the Kennady North Project, are approximately $1.7 million.

(d) The Company is in the development and permitting stage for the Gahcho Kué Project and may never become profitable.

The Company's Gahcho Kué Project is in the permitting and engineering design stage. The Company’s proposed mining operations may never become profitable.  Drilling of the 5034, Hearne, and Tuzo kimberlite pipes has been extensive and has now been completed. Reserves have been established through the Feasibility Study but the permitting of the mine is still underway. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results. Mine plans and processing concepts that have been developed are not necessarily final.

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

(f) The Company may not have adequate funds to explore properties other than the Gahcho Kué Project.

Over time, as the Kennady North Project continues, the Company may not have the ability to pay for exploration or development costs on its Kennady North Project.  If such funds were available, there is no assurance that expending such funds would result in discovery of any diamondiferous kimberlite.

(g) The Company has a history of losses and is likely to continue to incur losses for the foreseeable future.

The Company has a history of losses and is likely to continue to incur losses for the foreseeable future. During the fiscal year ended December 31, 2010, the fiscal nine month period ended December 31, 2009, and the fiscal year ended March 31, 2009, the Company incurred net losses or earnings during each of the following periods:

•	$1.567 million loss for the year ended December 31, 2010;

•	$1.458 million loss for the nine months ended December 31, 2009; and,

•	$1.538 million net loss for the year ended March 31, 2009.

As of December 31, 2010, the Company had an accumulated deficit of $30.5 million. There can be no assurance that the Company will ever be profitable.

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

As of December 31, 2010, the Company had cash and cash equivalents and short-term investments of approximately $33.6 million and working capital of approximately $29.5 million. During the past three fiscal years ended December 31, 2010, December 31, 2009 (nine months), and March 31, 2009, the Company used approximately $3.517 million in cash flows in operating activities including approximately $0.988 million during the year ended December 31, 2010, $1.387 million during the nine months ended December 31, 2009, and $1.142 million during the fiscal year ended March 31, 2009.

The Company's administrative and other expenses are expected to be approximately $1.7 million for the next year, in addition to an estimated $6.2 million for expenses for the Gahcho Kué joint venture for 2011, any exploration costs for the Kennady North Project, and possible repayments of historic sunk costs.

In order to advance the Gahcho Kué Project and exploration of the Kennady North Project, the Company will be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders’ interests in the Company and the value of their common shares.  The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future.  Such arrangements may have a material adverse affect on the Company’s business or results of operations.  As well, there is no guarantee that the Company will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable.  If the Company is not able to raise sufficient capital, it may not be able to grow the Company, or it may be forced to cease doing business.

(j) Only the Company’s Gahcho Kué Project has probable reserves.

The Gahcho Kué Project, the Company’s major property, is in the permitting stage.  The Kennady North Project is in the early stage of exploration.  The Gahcho Kué Project has probable reserves in three of the four kimberlite bodies at Kennady Lake. See “Item 4D - Property, plants and equipment - Principal Properties”. The Company has not yet determined whether the Kennady North Project contains mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves at the Kennady North Project will require the Company to write-off costs capitalized in its financial statements.

(k) If the Company does not hold good title to properties, its ability to explore and eventually mine them could be prevented or   restricted.

The Company’s business depends upon having clear title to its properties and its ability to explore, develop and mine its properties without undue restriction.  If any of its properties are subject to prior unregistered agreements that restrict the use of the properties, or if it does not hold title to the properties as it believes it does, its ability to explore, develop and mine on those properties could be limited or prevented completely.  This would have a material adverse effect on the Company and its results of operation.

(l) Diamond prices can fluctuate significantly, and as a result, the Company’s results of operation may fluctuate significantly.

The market for rough diamonds is subject to strong influence from demand in the United States, Japan, China and India, which are the largest markets for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds has historically fluctuated.  The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006 diamond prices increased on average by approximately 15%.  In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%.  From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time.  By mid-April 2009, rough diamond prices rebounded to pre-global recession levels.  During 2010, rough diamond prices increased by approximately 30% and are currently trading at historic levels. Such fluctuations make it difficult to predict future diamond prices and the Company’s future results of operation may fluctuate significantly with rough diamond prices.

(m) The Company may incur significant costs to comply with Environmental and Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in development, production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration and development activities and its potential mining and processing operations in Canada are subject to various Canadian Federal and Territorial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

Such exploration, development and operation activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration, development or mining activities which the Company might undertake.

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

The Gahcho Kué Project is subject to climate and transportation risks because of its remote northern location. Such factors can add to the costs of exploration, development and operation, thereby increasing costs and negatively affecting profitability.

 (o) The Company is dependent upon its joint venture partner for the success of the Gahcho Kué Project.

The Company, and the success of the Gahcho Kué Project, are dependent on the efforts, expertise and capital resources of our joint venture partner, De Beers Canada, and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring, permitting, developing and operating the Gahcho Kué Project. In addition, De Beers Canada is providing its share of financing for the Gahcho Kué Project.  The Company is dependent on De Beers Canada for accurate information about the Gahcho Kué Project, and the proper and timely progress of exploration, permitting and development.

(p) Operating Hazards and Risks

Diamond exploration and mining involves many risks. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks (such as accidents, injuries, and hazardous waste) normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

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

The Company's current operations do not generate any cash flow. As the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has raised funds in recent years through share, option and warrant issuances. As of December 31, 2010, the Company had cash and cash equivalents and short-term investments of approximately $33.6 million and working capital of approximately $29.5 million.  To develop the Gahcho Kué mine, and perform exploration on the Kennady North Project and any other properties acquired, the Company will need to investigate sources of additional liquidity to increase the cash balances required in the future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. There can be no assurance that the Company will be able to raise additional funds as needed, or that funds raised, if any, would be on terms and conditions acceptable to the Company.  The Company’s annual cash administrative operating costs, excluding the costs directly associated with the Gahcho Kué Project or Kennady North Project, are approximately $1.7 million.

(u)  If outstanding options to buy Company stock are exercised, existing shareholders’ interests in the Company will be diluted.

As at March 30, 2011, there were 1,114,635 options outstanding with exercise prices ranging from $1.26 to $6.13 (expiring at various dates).  There were 1,547,950 warrants outstanding with an exercise price of $3.20, expiring June 8, 2011.  The stock options and warrants, if fully exercised, would increase the number of shares outstanding by 2,662,585. Such options and warrants, if fully exercised, would constitute about 3.2% (out of 81,309,558 shares (78,646,973 issued and outstanding, plus total outstanding options and warrants)) of the Company's resulting share capital as at March 30, 2011. It is unlikely that outstanding options and warrants would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in dilution to existing shareholders.

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

The nature of the Company's business, its ability to continue its exploration, development and permitting activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of Patrick Evans.  See “Item 7B -Related party transactions” and “Item 6C - Board Practices”. Loss of the key person could have a material adverse effect on the Company. The Company does not maintain key-man life insurance on Patrick Evans.

(x)   The Company’s stock price is subject to significant fluctuations.

Prices for the Company's shares on the TSX and on the NYSE Amex, have been extremely volatile. The price for the Company's common shares on the TSX ranged from $2.02 (low) and $6.65 (high) during the fiscal year ended December 31, 2010, and from $0.86 (low) to $3.07 (high) during the nine-month fiscal period ended December 31, 2009.  The price on the NYSE Amex ranged from $1.96 US (low) and $6.64 US (high) during the fiscal year ended December 31, 2010, and from $0. 69 US (low) to $2.90 US (high) during the nine-month fiscal period ended December 31, 2009.  Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

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

Feasibility and other studies conducted to evaluate the Company's properties are typically denominated in U.S. dollars, and the Company conducts a significant portion of its operations and incurs a significant portion of its administrative and operating costs in Canadian dollars. The exchange rate for converting U.S. dollars into Canadian dollars has fluctuated in recent years. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between the U.S. dollar and the Canadian dollar, and these fluctuations in the rates of currency exchange may materially affect the Company's financial position, results of operations and timing of the development of its properties. In particular, the recent strong increase in the value of the Canadian dollar compared to the U.S. dollar should be expected to have a material impact on projected future capital and operating costs, which could impact on the economic viability of the Gahcho Kué Project.

(aa) Historically, the Company has been dependent on the support of De Beers and there is no assurance that their support will continue in the future.

The exploration of the Gahcho Kué Project has historically been funded by De Beers Canada, De Beers Canada is the operator of the Project, and De Beers Canada has made an equity investment in the Company.  With the execution of the 2009 Joint Venture Agreement, De Beers and the Company share funding responsibility for the Gahcho Kué Project.  Under the 2009 Gahcho Kué Joint Venture Agreement, the Company and De Beers are required to fund their share of costs for future operations.  As well, the Company is required to make certain repayments of agreed historic costs of the Gahcho Kué Project, funded by De Beers, if and when certain events occur.  If either party is unable to fund their share of costs, or, if the Company defaults on its required payments of historic costs if and when they are due, in addition to interest on late or defaulted payments, marketing rights can be diluted for the defaulting party.  As well, there is no assurance that the Company will have the required funds on hand when the payments are required to be made.  Finally, there is no assurance that the level of support provided by De Beers will continue in the future.

(bb)  It will be difficult for any shareholder of the Company to commence legal action against the Company’s executives.  Enforcing judgments against them or the Company will be difficult.

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

(cc) The MPV Shares may be delisted from NYSE Amex, and if this occurs, shareholders may have difficulty converting their investment into cash efficiently.

NYSE Amex has established certain standards for the continued listing of a security on this exchange.  If the MPV Shares were to be excluded from NYSE Amex, the prices of the MPV Shares and the ability of shareholders to sell such stock would be adversely affected.  If the Company were to be delisted, the Company would be required to comply with the initial listing requirements to be relisted on NYSE Amex.

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

Mountain Glen was voluntarily dissolved on August 4, 2004.

Pursuant to the repeal of the British Columbia Company Act and its replacement by the British Columbia Business Corporations Act (the "New Act"), the Company transitioned to the New Act and adopted new Articles of Incorporation. On September 20, 2005, the Company’s shareholders approved a special resolution for the continuance of the Company into Ontario, and the Company amended its articles and continued incorporation under the Business Corporations Act (Ontario), transferring from the Company Act (British Columbia).

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

The Company's initial public offering on the VSE was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company listed its shares on the TSX (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the Vancouver Stock Exchange (now known as the TSX Venture Exchange and prior to that, as the CDNX) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on the NYSE Amex (formerly Amex) under the symbol “MDM”. Prior to April 4, 2005, the Company's shares traded on the OTCBB under the symbol "MPVI". The Company is also registered extra-provincially in the Northwest Territories, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Company files reports in the United States pursuant to Section 13 of the Securities Exchange Act.

The Company’s transfer agent is Computershare Investor Services Inc. located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Principal Capital Expenditures and Divestitures

There are no principal capital expenditures and divestitures currently in progress.

Takeover offers

There were no public takeover offers by third parties in respect of the MPV Shares or by the Company in respect of other companies' shares during the last and current financial year.

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

On July 5, 2006, the Company announced that it had entered into an agreement with certain Camphor Ventures Inc. (“Camphor” or “Camphor Ventures”) shareholders to acquire approximately 33.5 percent of the issued and outstanding shares of Camphor through a private agreement exempt share exchange on the basis of 0.3975 MPV Shares for each Camphor share. The acquisition was completed on July 24, 2006.

On January 19, 2007, the Company announced that Camphor had accepted an offer letter from the Company in terms of which the Company offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor Ventures on the basis of 0.41 MPV Shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Company’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Company’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor.  The Notice expired June 19, 2007 and the Company took up the balance of the Camphor shares.  Camphor Ventures was de-listed and is now a wholly owned subsidiary of Mountain Province.

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

Bulk sampling and drilling on the AK Property is complete, as is the Definitive Feasibility Study on the Gahcho Kué Project which demonstrates an economically viable project.  The Project is currently in the permitting stage.  There are no revenues from the Company’s natural resource properties.

In November 2010, the Company acquired eight (8) mineral claims just north and west of the Gahcho Kué Project mineral leases.  The Company refers to these eight claims, and its five mineral leases, as the Kennady North Project.  The Kennady North Project is currently undergoing a desktop study to compile the historic exploration information in order to assess what exploration, if any, should be done on these 13 claims and leases.

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

During 2002, the Company entered into the Gahcho Kué Joint Venture Agreement.  This agreement provided that De Beers Canada could have earned up to a 55% interest in the project by funding and completing a positive definitive feasibility study. The agreement also provided that De Beers Canada could have earned up to a 60% interest in the project by funding development and construction of a commercial-scale mine.

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

Other Properties

The Company does not regard the properties, other than the AK Property (the “Gahcho Kué Project”), as material at this time, and other properties are only briefly discussed in this annual report. For further particulars, reference should be made to “Item 4D - Property, plants and equipment - Other Properties”.

Kennady North
The Company (outside of the Joint Venture with De Beers Canada) has the following five mining leases at Kennady Lake, adjacent or close to the Gahcho Kué Project, with their respective lease numbers –4340, 4342, 4466, 4467, and 4468.  These five mining leases represent about 12,555 acres.  In late 2010, the Company also staked eight claims around Gahcho Kué – Kwezi 01 to Kwezi 08.  These claims represent approximately 17,839 acres, and together with the five mining leases, comprise 30,394 acres – the Company’s Kennady North Project.  These mining leases and claims are not part of the 2009 Gahcho Kué Joint Venture Agreement with De Beers Canada and are not considered part of the Gahcho Kué Project.  See also Item 4.D. Property, Plant and Equipment.

Historical exploration on the Kennady North Project was done starting in 1992 and continued until about 10 years ago when the Company and De Beers Canada focussed exploration efforts on the Gahcho Kué Project.

The Company is currently undertaking a desktop study of the exploration work done in the past on the Kennady North Project, and when the desktop study is completed, will be able to assess what further exploration work might be warranted.

Other
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

The Fisheries Act, Northwest Territories Waters Act, Territorial Lands Act and Regulations, Territorial Quarrying Regulations, Mackenzie Valley Land Use Regulations, Real Property Act, Transportation of Dangerous Goods Act, and the Canada Mining Regulations are federal legislation or regulations. Failure to comply with territorial and/or federal legislation or regulations may result in cease work orders and/or fines.

The Company's operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration, development or mining project which the Company might undertake.

Portions of the Northwest Territories will also be subject to the jurisdiction of the Tlicho Government, a First Nations government which will have certain powers of regulation in respect of "Tlicho Lands" under the "Tlicho Agreement", a land claim agreement entered into between the Tlicho First Nation and the federal and territorial governments.

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

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property also known as the Gahcho Kué Project, which is located in the Canada’s Northwest Territories.  The Gahcho Kué Project is in the permitting stage.

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

A "mineral reserve" as defined under the CIM Standards, which are different from the SEC Guidelines set forth in Guide 7 under Item 802 of Regulation S-K, means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. See "Glossary of Technical Terms" in this Report.

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

It should be noted that the SEC Guidelines define "reserve" to mean "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". See the Mineral Reserves Section, below.

Description of Property

Administrative Offices

The Company's administrative office is located at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4. The Company considers these premises suitable for its current needs.

Mineral Properties

Of the Company’s properties, the Gahcho Kué Project is under the most intense work because of the discovery of the Kennady Lake Kimberlite Field, and it is considered to be the Company's principal property.

Amended and Restated Joint Venture Agreement

Under the 2002 Agreement with De Beers Canada previously in effect, the Company was not responsible for funding the Gahcho Kué Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Gahcho Kué Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the “2009 Gahcho Kué Joint Venture Agreement” with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the 2002 Agreement entered into by the Participants.   Under the 2009 Gahcho Kué Joint Venture Agreement:
1.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

6.
Mountain Province would repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•   $200,000 on execution of the 2009 Gahcho Kué Joint Venture Agreement (Mountain Province’s contribution to the 2009 Gahcho Kué Joint Venture expenses to date of execution of the 2009 Gahcho Kué Joint Venture Agreement) (paid);
•   Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study (paid $4,128,434 to December 31, 2010, recorded as “sunk cost repayment” in the Company’s financial statements);
•   $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Gahcho Kué Joint Venture Agreement);
•   $10 million following the issuance of the construction and operating permits;
•   $10 million following the commencement of commercial production; and
•   The balance within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Gahcho Kué Joint Venture Agreement will be diluted if the Company defaults on certain of the repayments described above.

Extracts from Technical Report

Unless otherwise stated, the technical information in this section from the sub-headings “Property Setting” to “Economic Analysis - Summary” is based upon Independent Qualified Person's Technical Report dated as of December 1, 2010 (with information effective as of October 15, 2010) (the "2010 Technical Report") entitled "Gahcho Kué Project, Definitive Feasibility Study, NI 43-101 Technical Report, Northwest Territories, Canada" prepared for the Gahcho Kue Joint Venture by JDS Energy and Mining Inc. by:
•	Daniel D. Johnson, P.Eng. (JDS)
•	Mike Makarenko, P.Eng. (JDS)
•	Ken Meikle, P.Eng. (JDS)
•	Bob Prince-Wright, P.Eng. (JDS)
•	Jarek Jakubec, C.Eng. (SRK (Canada) Consulting Inc.)
•	Kevin Jones, P.Eng. (EBA Engineering Consultants Inc.)

The details about the 2010 Technical Report were filed on EDGAR on December 3, 2010 under Form 6K.  The full Technical Report was also filed with the relevant Securities Commissions in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on December 3, 2010.  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the 2010 Technical Report.

Property Setting

The Gahcho Kué Project is located at the informally-named Kennady Lake, approximately 300 km east-northeast of Yellowknife in the Northwest Territories (NWT), Canada at the approximate latitude 63.26.16N and longitude 109.12.05W (NAD83 Zone 12 coordinates 7035620N, 589735E.

The Gahcho Kué Project is located 150 km south–southeast of the Diavik and Ekati diamond mines operated by Diavik Diamond Mines Inc. (Rio Tinto) and BHP Diamonds Inc. (BHP Billiton) respectively at Lac de Gras, and 80 km east–southeast of the De Beers Canada Snap Lake mine.

The Gahcho Kué Project consists Hearne North and South; 5034 West, Central and North-East; 5034 South Pipe; 5034 North Pipe; Wallace; Dunn Sheet and Tesla diamondiferous kimberlite pipes, sheets and dykes. Except for the northernmost part of 5034, the main kimberlite pipes all lie beneath Kennady Lake.

There are myriad lakes in the area. Kennady Lake, under which the kimberlite pipes lie, is a local headwater lake with a minimal catchment area, very pure water, and relatively low potential for aquatic life.

Physiography

The Gahcho Kué Project lies on the edge of the continuous permafrost zone in an area known as the “barren lands”, which are characterized by heath and tundra, with occasional knolls, bedrock outcrops, and localized surface depressions interspersed with lakes. Thin, discontinuous covers of organic and mineral soil and glacial till deposits overlie bedrock, which occurs typically within a few metres of surface. Some small stands of stunted spruce occur in the area.

Fauna includes red fox, arctic fox, sic sic, grizzly bear, wolf and caribou (during annual migration), ptarmigan, abundant migratory bird life in summer, and clouds of mosquitoes and black flies during the height of the summer months (mid-June to mid-August).

Vegetation in the area is characteristic of low arctic tundra. Shrubs of willow and birch occur in drainages, and in some areas may reach over 2 m in height. Heath tundra covers most upland areas. Conifer stands occur in patchy distribution north of the tree line in lowland, sheltered areas, and riparian habitats, and are found as far north as Kirk Lake.

Topographic elevations within the property range between 400 meters above sea level (“masl”) to 450 masl.

Accessibility

The Gahcho Kué Project occurs at the informally-named Kennady Lake, 20 km north of tree line with no permanent road access. Access to the Gahcho Kué Project is by float-equipped planes during summer months and ski- or wheel-equipped planes in winter. During winter, larger aircraft such as the Dash-7 and Super Hercules L100 Transport can operate from an artificially-thickened ice landing strip on Kennady Lake.

Helicopter pads are located within the base camp to support drilling and logistical operations. During the short ‘shoulder seasons’, access to the property is via a 1,000 ft long runway established on an esker at Kirk Lake Camp located approximately 26 km north of the Gahcho Kué Project;  passengers and supplies are transferred to the site by helicopter.

During winter, a permitted 120 km winter ice road connecting the Gahcho Kué Project with the main Tibbitt Lake to Contwoyto Lake winter road is built, if required. The winter ice road supports shipment of fuel, heavy equipment, construction materials and bulk samples. The main winter ice road connects Yellowknife to the Snap Lake, Ekati, and Diavik mines from February to April each year to the extent that weather allows. The road is operated under a Licence of Occupation by the Joint Venture Partners who operate the Ekati (BHP Billiton), Snap Lake (De Beers Canada) and Diavik (Rio Tinto) mines.

Climate

As the Gahcho Kué Project is located 230 km south of the Arctic Circle, the climate is extreme and semi-arid. Temperatures range from -45°C to +25°C over a twelve-month period. Winter normally lasts from November to May and has average temperatures of about -20°C. Summer temperatures prevail from early July to mid-September, and average about 18°C. Freeze-up and ice break-up occur in November and June, respectively.  Activities are possible on-site year-round.

Daylight hours range from near zero in mid winter (Winter Solstice) to effectively 24 hours (Summer Solstice). The spring and fall equinox occur in March and September respectively, marking the period when length of daylight and darkness are equal.

Infrastructure

Camp – A 124-person exploration camp was erected on the shore of Kennady Lake near the southeast edge of the postulated future limits of the 5034 pit. Living quarters are a mixture of four-person soft-shell cabins and skid-mounted dorm units, clustered with other detached buildings, including kitchen and dining room; recreation building; office building; core storage; men’s and women’s dry; waterless toilet system; fuel storage; shops; and warehouses. The camp is currently on care-and-maintenance.
Transport – Regular shipments of consumables and materials can occur over an annual winter road and, for year-round access and deliveries, by aircraft.
Power – There is currently no local electrical grid or power plant for power supply to site. Power generation for any planned mining operation is likely to be produced by an on-site diesel generation plant.
Communications – Current site communications comprise a satellite phone and internet connection.
Water – Process water for any planned mining operation may be obtained from open-pit water collection, recycling of process water, water management ponds and from re-treatment of water from waste piles. Hydrogeological studies are required to confirm whether there is adequate process water from these sources. Kennady Lake is the current source of potable water.

Tenure History

The Gahcho Kué Project was part of a larger group of mining claims, known as the AK Property, which currently consists of four remaining mining leases. The AK Property was initially staked in 1992 by Inukshuk Capital Corp., and optioned to Mountain Province Mining, Inc. (now Mountain Province Diamonds Inc.) later the same year.

On staking, the AK Property covered about 520,000 ha, and included the AK and CJ claims. The CJ claims substantially lapsed in November 2001, and the remaining CJ claims lapsed on August 17, 2002, leaving only the AK claims as current.

Additional partners in the AK Property included Camphor Ventures Inc. (“Camphor Ventures”), and 444965 B.C. Ltd, a subsidiary company of Glenmore Highlands Inc. (“Glenmore Highlands”). At the time, Glenmore Highlands was a controlling shareholder of Mountain Province Mining Inc. as defined under the Securities Act of British Columbia. The Glenmore Highlands subsidiary amalgamated with MPV in 1997, and Camphor Venture’s interest in the AK Property was acquired by MPV during 2007.

In 1997, Monopros (now De Beers Canada) joint ventured the property.

Mineral Tenure

The Gahcho Kué Project comprises four mining leases, 4199, 4341, 4200, and 4201, covering a total area of 10,353 hectares. The mining leases are 100% owned by De Beers Canada who holds them on behalf of the Gahcho Kué Joint Venture. The participating interest of each of Gahcho Kué joint venture party is governed by the 2009 Gahcho Kué Joint Venture Agreement, which supersedes the (2002) Gahcho Kué Joint Venture Agreement.  The (2002) Gahcho Kué Joint Venture Agreement is registered against the mineral leases.  The 2009 Gahcho Kué Joint Venture Agreement provides for De Beers Canada’s participating interest to be 51% and MPV’s interest (including Camphor’s) to be 49% of the Gahcho Kué Project.

Annual lease payments, payable to the Receiver General Canada (Northwest Territories, c/o Mining Recorders Office), comprise $1.00 per acre for the duration of the 21-year lease period (note that fees are payable on acres, not hectares, in the Northwest Territories and Nunavut). Payments increase to $2.00 per acre if a second 21-year term is granted after application to the Northwest Territories Mining Recorder for the extension. Payments for the leases for 2007 totalled $10,353, and a similar amount is expected for each succeeding year.  All mining leases were legally surveyed by licensed surveyors.

Agreements

The Letter Agreement, dated March 6, 1997, was entered into between Monopros Ltd. (a wholly-owned Canadian subsidiary of De Beers Consolidated Mines and now known as De Beers Canada), MPV, and Camphor Ventures. The parties amended the Monopros Ltd. Joint Venture Agreement in 2000, as a result of agreements reached at a meeting on March 8, 2000.

The Gahcho Kué Joint Venture Agreement became effective on January 1, 2002, was signed October 24, 2002. This 2002 Agreement provided that De Beers Canada could earn up to a 55% interest in the Gahcho Kué Project by funding and completing a positive definitive feasibility study. The 2002 Agreement also provided that De Beers Canada could earn up to a 60% interest in the Gahcho Kué Project by funding development and construction of a commercial-scale mine.

MPV acquired Camphor Ventures’ interest in the joint venture in 2007.

An updated and amended joint venture agreement between De Beers Canada and MPV was executed effective July 3, 2009. The 2009 Gahcho Kué Joint Venture Agreement superseded the previous joint venture agreements. The 2009 Gahcho Kué Joint Venture Agreement maintains the Gahcho Kué Project ownership at 51% De Beers Canada and 49% MPV. Each party is responsible for funding their respective share of the Gahcho Kué Project development costs from January 1, 2009 onward, and each party shall receive a proportional share of the diamond production.

The 2009 Gahcho Kué Joint Venture Agreement also sets forth the amount of “allowable” expenses of exploration work between March 8, 2000 and December 31, 2008 previously funded by De Beers Canada, and sets forth a repayment schedule by MPV to De Beers Canada for their 49% share of the allowable expenses. The repayment schedule is triggered by milestone events with the final payment required to be made 15 months after the start of commercial production.

Permits

Exploration Programs

Exploration programs to date were conducted under the permits obtained from the appropriate authority, including:
•	Indian and Northern Affairs Canada – Class A Land Use Permit
•	Indian and Northern Affairs Canada – Type B Water Licence
•	Workers’ Compensation Board (WCB), Mine Health and Safety – Drilling Authorization
•	Indian and Northern Affairs Canada – Quarry Permit
•	Indian and Northern Affairs Canada – Registration of Fuel Storage Tanks

•	Prince of Wales Northern Heritage Centre – Archaeology.

Future Development

The Gahcho Kué Project is being reviewed and permitted under the Mackenzie Valley Resource Management Act. A list of the permits that may be required for Gahcho Kué Project development is presented in the 2010 Technical Report.

Previous Work

There is no recorded exploration prior to 1992 for diamonds, base, or precious metals in the area covered by the Gahcho Kué Project.  Exploration conducted on behalf of MPV by Canamera Geological Ltd. during 1995 resulted in the discovery of the 5034 kimberlite.

De Beers Canada became the operator of the property via a joint-venture agreement in 1997.  Additional kimberlites, including Tesla, Hearne, and Tuzo were discovered the same year.  Tesla, Tuzo, Hearne and 5034 form the main Gahcho Kué kimberlite cluster.

Summary of Exploration and Development Work Undertaken

Exploration and development work undertaken during 1997–2008 included:
•	sediment sampling, including glacial till, sediment and outcrop sampling
•	geological mapping
•	airborne electromagnetic and ground geophysical surveys
•	core drilling, including large diameter core mini-bulk sampling
•	reverse circulation drilling, including mini-bulk and bulk sampling programs utilizing reverse-flood air-lift assist large diameter drill rigs
•	geotechnical, hydrogeology, and civil engineering drilling
•	micro- and macro-diamond sample processing and analysis
•	diamond valuation and diamond breakage analysis
•	bulk density determinations
•	ore dressing studies
•	construction of geological and micro-diamond grade models and Mineral Resource block models
•	construction of density, geotechnical, and volume models
•	conceptual mine plans
•	conceptual process plant design.

A first-time Mineral Resource estimate was completed in 2003 to support a conceptual desktop study of the potential of these pipes. The study included Inferred Mineral Resources, considered too speculative geologically to have economic considerations applied to them. The study evaluated a conceptual open pit mining operation, using conventional truck and shovel equipment. A diamond recovery plant with a diamond recovery efficiency of not less than 98% by weight of free diamonds larger than the bottom cut-off size of 1.5 mm was designed, using established De Beers’ diamond value management principles. The study indicated that the net present value and internal rate of return were likely to be positive and supported continuing exploration and evaluation work.

The 2009 Technical Report supersedes the 2003 mineral resource estimate. The new information was a combination of additional diamond and geotechnical drilling completed since 2003, conceptual open pit and underground design work, supplementary metallurgical testing and optimization studies.

From 2003 to 2008, a number of additional desktop studies were completed that consider aspects of conceptual mining studies. These have comprised conceptual mining and processing considerations, evaluation of different potential input factors and assumptions, and alternatives to and variations and iterations within such plans, including:
•	changes to Mineral Resource estimation methodologies and strategies
•	changes to dilution and reconciliation strategies
•	changes to diamond prices
•	changes in allocations of planned drilling, or drilling locations
•	changes to deposit sequencing
•	changes to production rates
•	changes in mining equipment strategies
•	alternate pit configurations, including laybacks or pit wall slope changes
•	changes to geotechnical or hydrological assumptions
•	changes in short-term production
•	proposed mill design throughput reviews and potential mill modifications
•	process flowsheet development and flowsheet modifications
•	stockpile throughput, allocations, and planned depletion rates
•	review of different cash flow scenarios
•	changes to allocations of capital expenditures to different years within conceptual mine plans
•	modifications to sustaining capital and operating cost assumptions within conceptual mine plans
•	changes to accounting and taxation assumptions in conceptual mine plans.

None of the above desktop studies completed provided for a sufficiently economic robust project.

Between August 2009 and November 2010, JDS was engaged to provide a feasibility study that outlined a sufficiently robust mine development plan. On October 15, 2010, JDS delivered the Definitive Feasibility Study report to the Gahcho Kué Joint Venture from which a detailed summary is provided in the December 1, 2010 Technical Report. The 2010 Technical Report outlined a plan that exceeds the hurdle rate required by the 2009 Gahcho Kué Joint Venture Agreement to proceed with mine development.

Geology

This excerpt from the 2010 Technical Report was taken from the 2009 Technical Report.  JDS reviewed the 2009 Technical Report and believes the information contained in this section to be accurate.

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

The 5034, Hearne, and Tuzo kimberlites have contrasting pipe shapes.  The West Lobe, Centre Lobe, and eastern portion of the North-East Lobe of the 5034 kimberlite sub-crop below lake-bottom sediments; the northern portion of the 5034 North-East Lobe (referred to as the North Lobe) is a blind lobe overlain by approximately 80 m of in-situ country rock.  The 5034 pipe is dominantly infilled with hypabyssal kimberlite (“HK”).  Hearne South is a roughly circular pipe and smaller than Hearne North, which is a narrow elongated pipe.  Hearne South is infilled predominantly with tuffisitic kimberlite breccia (“TK”); Hearne North is infilled with approximately equal amounts of HK and TK.  Tuzo is characterized by smooth, steep-sided pipe walls and is predominantly infilled with TK with HK at depth.

In most cases, the top of the kimberlites occur between 380 and 390 masl..  Except for the 5034 North Lobe, which intrudes 70 to 80 m below a peninsula, the kimberlites subcrop at the bottom of Kennady Lake, covered by 10 to 15 m of water and between 5 to 15 m of glacial lake sediments.  The kimberlites are surrounded laterally by granite and granite-gneiss country rock.

In the 2009 Technical Report, AMEC Americas Limited determined that the geological understanding of the deposit setting, lithologies, and kimberlite type distributions was adequate to support Mineral Resource estimation.  Understanding of diamond distributions within each kimberlite type, as well as the style of mineralization were sufficient to support Mineral Resource estimation.

Drilling and Sampling

Drilling completed to date on and surrounding the Gahcho Kué kimberlite cluster totals 504 drill holes (96,493 meters).  An additional 50 drill holes were completed on exploration targets located away from the Gahcho Kué cluster.  Core holes included PQ (985 mm), HQ (63.5 mm) and NQ (47.6 mm) core sizes, and 76 mm tricone drilling for overburden.  RC drill diameters included 140 mm, 149 mm, 324 mm, 334 mm and 610 mm sizes.

Exploration drilling programs were performed during 1995-2003 around the Gahcho Kué kimberlite cluster to test geophysical anomalies, discover kimberlites, define pipe boundaries and morphology, delineate internal geology and provide large diameter reverse circulation (“RC”) drill (“LDD”) mini-bulk samples for value and grade evaluation purposes.

Drilling between 2004 and 2008 comprised LDD and large diameter core (“LDC”) mini-bulk sample, programs, core drilling to provide information to support advanced evaluation geology, Mineral Resource estimation and ore dressing studies, civil engineering, geotechnical, hydrological, and geothermal core drilling programs.  These drill programs also provided core that was used to inform and support environmental baseline studies.

5034
Canamera Geological Ltd. (“Canamera”) conducted the earliest drilling and discovered the 5034 kimberlite.  Drilling in 1995 included 39 delineation NQ core holes (6,522 m).  Since then, small-diameter NQ core drilling was used extensively to test kimberlite indicator mineral trains and geophysical anomalies in addition to delineation of the 5034 kimberlite.

Large diameter core drilling was used to collect small mini-bulk samples from 5034.  In 1996, Canamera obtained PQ-sized core samples (85 mm diameter), and in 2007, the Gahcho Kué Project obtained 149 mm diameter LDC samples.  The LDC samples provide additional information (macro-diamonds) regarding the diamond content of the pipes.

Large diameter reverse circulation drilling was used to collect kimberlite mini-bulk samples.  LDD programs have included smaller scale 140 mm (5.5-inch) diameter drillholes in 1998, 311 mm (12.25-inch) drill holes in 1999, to the largest employed, the 610 mm (24-inch) diameter drill holes in the 2001, 2002, and 2008 mini-bulk sampling programs.  The LDD mini-bulk sample programs obtained macro-diamonds for grade and revenue estimation.

The 1998 and 1999 drilling focused on the 5034 West, Centre and East lobes; in 2001 the East Lobe and the west neck of the Centre Lobe were drilled; in 2002 work focused on the narrow corridor drilled previously in 1999 through the West and Centre lobes.  There was one delineation NQ core hole drilled by Gahcho Kué Joint Venture at 5034 in 2003.

In 2004, 13 core holes drilled into the 5034 kimberlite as part of pit geotechnical, hydrogeology, and ore dressing studies (“ODS”).  In 2005, a single core hole for hydrogeology studies drilled through the East Lobe of 5034, and two core holes were drilled at the North Lobe of 5034 to provide additional geological data.  A substantial core program followed this in 2006 that comprised 13 HQ core holes for pit geotechnical, pipe volume delineation, and geological investigations.  The last campaign of core drilling was conducted in 2007 with five HQ core holes being drilled to provide geological data from the 5034 East Lobe and 5 LDC holes (149 mm, 5.875-inch) drilled into the 5034 North Lobe to obtain a small parcel of macro-diamonds for comparative purposes.

Hearne
A total of 24 core holes were drilled in and around the Hearne kimberlite during 1997-2003 for delination. In 1998, 19 LDD holes (140 mm diameter) were drilled into the Hearne kimberlite to test the diamond grade.

In 1999, 10 LDD (311 mm diameter) holes were drilled into Hearne to obtain macro-diamonds for initial revenue estimation.  In 2001, 5 LDD (610 mm diameter) holes were drilled into Hearne North, and 6 more LDD (610 mm diameter) holes tested in 2002, to increase the parcel of macro-diamonds available for revenue estimation.

In 2004, 14 NQ core holes were drilled into the Hearne kimberlite as part of pit geotechnical and ODS programs.  In 2005 a single core hole was drilled for hydrogeological studies, and in 2006 a single core hole was drilled to support pit geotechnical studies.

Tuzo
Between 1997 and 1999, 7 NQ and 3 NQ3 core holes were drilled into Tuzo.  All of these were angle holes collared outside the kimberlite body and drilled into, and sometimes through, the kimberlite.  In 2002, 7 vertical HQ core holes were drilled into the pipe.  LDD mini-bulk sample drilling took place in 1998 and 1999.  Drilling to a maximum depth of 166 m, 18 LDD holes (140 mm diameter) were completed in 1998, and an additional 11 LDD holes (311 mm diameter) were completed in 1999 to a maximum depth of 300 m.

In 2004, 2 HQ core holes were drilled at Tuzo as part of a pit geotechnical study.  This was followed by a 16-hole HQ core program in 2006 to provide pipe delineation and geological data and pilot holes.  Two 610 mm holes were drilled in 2006 to provide samples.  In 2007, a grid of 27 HQ core holes was completed to provide additional geological and pipe volume delineation data.  The final resource drilling at Tuzo was an LDD mini-bulk sample program conducted in 2008 with 9 holes (610 mm) completed to provide additional macro-diamonds for diamond revenue estimation.

AMEC’s Assessment

This excerpt from the 2010 Technical Report was taken from the 2009 Technical Report.  JDS reviewed the 2009 Technical Report and believes the information contained in this section to be accurate.

AMEC assessed the exploration results to be appropriate to the style of mineralization and adequate to support Mineral Resource estimation.  Drill hole types and orientations were appropriate for the type of mineralization.  Small-diameter core holes defined the limits of the kimberlite bodies.  Large-diameter core and reverse circulation drilling provided mini-bulk samples of kimberlite material for macro-diamond extraction.  Micro-diamonds extracted from the small-diameter cores drilled to define the limits of the deposit.  Three diamond breakage studies indicated that breakage was about 10–15% that is typical for this type of drilling program.  The diamond parcels obtained in 2007–2008 were not evaluated for diamond breakage.

AMEC also assessed that the sampling and sample lengths were appropriate for the type of mineralization.  Core sample lengths were somewhat variable during the early years of the Gahcho Kué Project.  Later in the Gahcho Kué Project, core sample lengths were standardized at 12 m.  These standardized samples provided most of the data used for the Mineral Resource estimates reported in the 2009 Technical Report.

Core and cuttings logging met and typically significantly exceeded industry practices.  Core was quick-logged on site, and the kimberlite intersections were transported to De Beers’ core logging facility in Sudbury, Ontario where experienced geologists log kimberlite type, mineral and inclusion types and concentrations, and structures.  AMEC assessed that geotechnical work to date was appropriate for the stage of the Gahcho Kué Project and type of mining planned.  Geotechnical logging of exploration core is a routine procedure performed by geologists trained in the logging methods required.  A number of core holes were drilled specifically to obtain geotechnical data.  Collar and downhole surveys were performed using industry-standard methods and instruments.

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

Geological Setting

This excerpt from the 2010 Technical Report was taken from the 2009 Technical Report.  JDS reviewed the 2009 Technical Report and believes the information contained in this section to be accurate.

Gahcho Kué Kimberlites
The main Gahcho Kué kimberlite cluster comprises four pipes; the Hearne, 5034, Tuzo, and Tesla bodies. The Hearne Pipe, most of the 5034 Pipe, and the Tuzo and Tesla pipes occur under Kennady Lake, which has an average depth of 8 m.

Gahcho Kué kimberlites are overlain by varying thickness of glacial boulder outwash and lake sediments (averaging 10 m thick), and have a combined water and sediment cover as much as 25 m thick.

Hearne Kimberlite
Two bodies comprise the Hearne kimberlite, Hearne South and Hearne North. The bodies have smooth, steep-sided walls, and cover an area of about 1.5 ha. Hearne South is a roughly circular pipe, whereas Hearne North is a narrow, elongate pipe trending north–south. The pipes may join at depth. The width of country rock between the two bodies varies from a minimum of approximately 20 m at the sub-crop to approximately 70 m at depth. Hearne North measures a maximum of 250 m x 50 m north–south. Hearne South has a dimension of about 80 m x 90 m at surface.

The present pipe geological model for Hearne South extends to 225 masl; there is no drill information below this level. At Hearne North, the pipe narrows to less than 10 m wide in the centre of the body at approximately 130 m below lake-surface. There is also evidence at the north and south ends of the body that the pipe extends below 115 masl.

The distance from the south end of Hearne to Tuzo is about 2 km.

5034 Kimberlite
The 5034 kimberlite is a highly irregularly-shaped pipe and dyke complex, which is comparable to kimberlite root zones elsewhere and has a surface area of approximately 2.1 ha (West, Centre and East Lobe).

The 5034 kimberlite is modelled as a semi-continuous occurrence composed of five discrete kimberlite bodies, three of which are modelled as joined at the subcrop to form one main continuous body, with two small outlying satellite pipes.

The five modelled kimberlite bodies are referred to as follows:
•	5034 South Pipe (that occurs along an interpreted dyke, the “Southwest Corridor”, that is also modelled incorporating the Wallace and Tuffisitic Kimberlite BBB drill core intersections)
•	5034 “Main” West Lobe
•	5034 “Main” Centre Lobe
•	5034 “Main” North-East Lobe (i.e., East Lobe and North Lobe)
•	5034 North Pipe.

The main part of the 5034 occurrence that reaches the surface occurs under Kennady Lake and can be divided into three lobes: West, Centre, and East. These three lobes are joined at the surface, but separate at depth. The Centre and East lobes are modelled separately at shallow depth, but rejoin at greater depth producing what appears to be a window of granite within the kimberlite. The East and North lobes are joined at depth, geologically continuous, and are collectively referred to as the North-East Lobe. The surface measurements of the three lobes of the 5034 Main Pipe are approximately as follows:
•	West Lobe – 125 m x 45 m
•	Centre Lobe – 125 m x 80 m
•	East Lobe – 85 m x 65 m.

The northern portion of the 5034 North-East lobe, the North Lobe, is blind, and occurs under 60 m to 90 m of country rock cap. Approximately half of this northern lobe lies below the lake bed and half beneath the main peninsula. The blind northern portion of the 5034 North-East Lobe measures 240 m long and varies from approximately 20 to 50 m wide, averaging 30 m wide. A combined internal geology model is developed for the 5034 North-East Lobes. There are four major kimberlite types, three of which occur across both lobes.

Tuzo Kimberlite
The overall surface area of the Tuzo Pipe is about 1.2 ha, which is covered by as much as 25 m of water of and glacial overburden. The kimberlite body comprises various fragmental and coherent kimberlites, and it contains abundant inclusions of the surrounding granitic country rock. The 2007 drill program improved the definition of the shape of the pipe, which is unusual as it widens towards depth from 125 m in diameter near the surface to about 225 m diameter at 300 m depth. Tuzo geology model commences about 25 m below lake level (lake level 420.9 masl) to 354 m below lake level (66.9 masl).

All bodies remain open at depth.

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

Diamond Valuations

The Qualified Persons are not able to apply quality control measures to the valuation process performed by either De Beers or WWW.

The reason for this is that diamond valuation is, at best, only partially analytical (in the way that a gold assay process can be termed analytical), as the diamonds are sieved and subjectively classified by colour, clarity, and other factors. The dollar per carat determinations for various stones, however, is ultimately governed by the valuator’s price-book. This part of the process is proprietary, governed by a given valuator’s view of the marketplace and can vary from valuator to valuator, particularly for larger stones. Even in larger parcels, valuators must then ‘model’ or extrapolate values in the larger stone size classes where there may be few representatives. The methodology for modelling is also proprietary.

These diamond valuation procedures do not lend themselves to quality control measures that a qualified person could apply as with a commercial assay laboratory. At every step, the QPs are relying on the valuator’s opinions of the diamond market and their subjective view of diamond values.

The Qualified Persons also rely on the valuators models which are heavily dependent on their view of the diamond market, their proprietary estimates of the likelihood of finding larger stones in the deposit because of sample-size support, and the perceived value of those larger stones.

The culmination of the process is the average prices for given zones, lobes or pipes. The heavy dependence of the process on economic market assessments, and the proprietary nature of the valuators’ assumptions and methods, materially affects the quality of, and confidence in, the Mineral Resource estimate. In this way, the valuations used in the Mineral Resource assessments are markedly different than the concept of analytical mineral assays in, for instance, a precious metal project. The proprietary nature of the processes employed for valuations limit any quantitative assessment of the added risk to the Gahcho Kué Project. Other than reviewing the De Beers Canada data and the WWW report for transcription errors in the transfer of the valuation figures into the database, no other data verification procedures can be applied.

Diamond valuators are experts, but not Qualified Persons, and the Qualified Persons preparing the Mineral Resource estimates and assessing the reasonable prospects for economic extraction have had to completely rely on the De Beers Canada and WWW diamond values provided.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Summary

This Mineral Resource Summary excerpt and summary from the 2010 Technical Report was taken from the 2009 Technical Report.  JDS reviewed the 2009 Technical Report and believes the information contained in this section to be accurate.

Cautionary Note to U.S. Investors concerning estimates of Indicated and Inferred Resources. This section uses the terms "indicated" and "inferred resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The estimation and classification of the mineral resources was completed by AMEC and are summarized in Table 1.

Table 1
Resource	Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173

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

Mineral Reserves

Cautionary Note for U.S. Investors

The United States Securities and Exchange Commission, Industry Guide 7, defines the following with respect to mining operations:

Reserves.  That part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.

Proven (Measured) Reserves.  Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves is well-established.

Probable (Indicated) Reserves.  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proved (measured) reserves, but the sites for inspection, sampling, and measurements are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

In Canada, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Feasibility Study includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project. The project must take account of all relevant processing, metallurgical, economic, marketing, legal, environmental, socioeconomic and governmental factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

The reserve classifications used in this report conform to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification of National Instrument 43-l0l (“NI 43-101”) resource and reserve definitions and Companion Policy 43-101CP and are listed below.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated Mineral Resource, and in some circumstances a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The information that follows is excerpted from the 2010 Technical Report as prepared by JDS.

Open Pit Mineral Reserves
The detailed pit designs determined the mineral reserve estimate for each pipe as summarized in Table 2. A mining recovery of 100% was used in mine design and planning to determine the mineral reserve estimate. The full mining recovery reflects 1.5 m of waste dilution being added to the circumference of the kimberlite pipes. Therefore, mining ore recovery is 100% because the plan mines an additional 1.5 m of material past the ore contact around the pipe on every bench.

Table 2
Pipe	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)
5034	Probable	13.2	23.3	1.77
Hearne	Probable	5.4	11.5	2.10
Tuzo	Probable	12.6	14.2	1.13
Total	Probable	31.3	49.0	1.57

The Mineral reserves identified in Table 2 comply with CIM definitions and standards for an NI 43-101 Feasibility Study. Detailed information on mining, processing, metallurgical, and other relevant factors are contained in the followings sections of this report and demonstrate, at the time of this report, that economic extraction is justified.

The economic viability of the Gahcho Kué Project is presented in the economic analysis section of the full 2010 Technical Report, and confirms the probable reserve estimates meet and comply with CIM definitions and NI 43-101 standards. At the time of this report, and currently, the Gahcho Kué Project is economically viable using current diamond prices and, JDS believes, prevailing long-term price estimates.

The 2010 Technical Report did not identify any mining, metallurgical, infrastructure or other relevant factors that may materially affect the estimates of the mineral reserves or potential production.

Data Interpretation

The Qualified Persons, as authors of the 2010 Technical Report, have reviewed the data for the Gahcho Kué Project and are of the opinion that:
•
Mining tenure held by De Beers Canada on behalf of the Gahcho Kué Joint Venture is valid and sufficient to support Mineral Reserves and plans for mine development. The Gahcho Kué Joint Venture has taken appropriate steps to insure extension of the leases which will remain valid for several years. Surface rights have not, as yet, been acquired but this in not viewed by JDS as a significant obstacle to further development of the Gahcho Kué Project. Those rights can be obtained by application to the Crown and are part of the normal permitting processes.

•	At this time, all permits required for ongoing exploration are in force. Permits required for construction and operation were identified and the process for obtaining those permits defined.
•	The 2009 Technical Report which provided Mineral Resource estimations and resources models suitable for feasibility project work were completed to acceptable standards.
•	Metallurgical testwork is appropriate for the stage of the Gahcho Kué Project and is adequate to support Mineral Reserve estimation, Gahcho Kué Project feasibility, and economic analysis.
•	Estimates of Mineral Reserves conform to industry-standard practices. Mine plans, dilution and economic parameters applied to resource estimates have been prepared to industry standard practices.
•	Pit slope stability analysis work has been done to industry standards and conclusions are supported by practices at similar sized operations in the area.
•	Mineral reserves support a 3M tonne per year operation with a mine life of 11 years.
•	Mine plans use traditional open pit mining utilizing proven equipment.
•	Process plant design has been adequately defined for cost estimating purposes.
•	Mine infrastructure has been adequately designed and estimated in the feasibility study.
•	Sound environmental management plans have been developed for the feasibility study.
•	Progressive reclamation plans are included in the feasibility study.
•	Mine closure plans have been developed.
•
The Gahcho Kué Project is sufficiently robust for proceeding into a staged development program commencing with environmental permitting and detail design phases as precursors for mine construction and operations.

Feasibility Study Conclusions

The 2010 Technical Report represents an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué Project.  (All amounts, unless otherwise indicated, are in Canadian dollars.)

The Gahcho Kué Project is economically viable, generating $4,143 million in realized value (“RV”) revenues over an 11-year mine life resulting in a 20.7% internal rate of return (“IRR”) (including agreed historic “sunk” costs) and a $136 million net present value (“NPV”) at 15%.  Excluding sunk costs, the Gahcho Kué Project yields a 33.9% IRR and a $277 million NPV. Diamond values averaged US$74.52 per carat over the life of the mine. Total life-of-mine capital costs are estimated at $776.5 million consisting of $141.5 million in sunk costs; $549.5 million initial capital; $49.4 million working capital; and $36.1 million in sustaining and closure costs. Total life-of-mine pre-tax cash operating costs are estimated at $1,522 million, which equates to $48.68 per tonne processed or $31.04 per carat recovered.

The Gahcho Kué Project is technically credible, utilizing designs and practices that are proven in the Canadian diamond industry. The Gahcho Kué Project design is based on open pit mining of the 5034, Hearne and Tuzo deposits in a sequential fashion. Mine plans call for the extraction of 234 metric tonnes (“Mt”) of waste and 31.3 Mt of ore over a 13-year period utilizing standard drill/blast - truck/shovel equipment and pit designs that are similar to other open pit diamond mines operating in the area. Ore will be fed to a 3.0 Mt per annum (“Mt/a”) processing plant with three stages of crushing, dense media separation and X-ray/grease belt diamond recovery circuits. Process plant designs and equipment selection are based on experience from other operations and utilize proven suppliers. Security designs are based on De Beers Canada’s standards and practices.

Supporting infrastructure includes a 14.1 megawatt packaged diesel power plant, 1,350 meter gravel airstrip, five-bay truckshop, emulsion plant, 40 million litres of fuel storage and a 432 bed accommodation/office complex. The primary facilities are interconnected by utilidors (enclosed corridors) providing interior access for personnel. These basic fit-for-purpose designs and plans are prepared by Feasibility Study project personnel that have designed, constructed and operated similar facilities at other diamond mines operating in the area. Likewise, the suppliers, contractors and service providers nominated in the Feasibility Study are providing similar services for other mines in the north. Cost estimates are built up from first principles and are benchmarked against relevant operations. Appropriate contingencies have been applied. De Beers Canada operates the Snap Lake mine in the NWT and has provided estimates of general and administrative costs, payroll costs, licenses and fees. De Beers Canada has a trained workforce that can assist in the design, commissioning, training and operation of the Gahcho Kué mine.

The Gahcho Kué Project is environmentally sound, utilizing simple and proven management plans. Water management plans are adaptations of plans used successfully at other diamond mines. At Gahcho Kué, all potentially contaminated water is kept within a controlled management basin formed by natural drainage patterns. Excess storage capacity allowances provide for operational flexibility and contingencies. Normal mine operations incorporate a program of progressive reclamation that minimizes costs and allows time monitoring of performance. The mined out 5034 and Hearne pits are used for waste storage during the later years of the mine life providing ample time for the completion of reclamation of waste storage areas used in the earlier years. A viable plan for fish habitat compensation has been developed and provides for no-net-loss of habitat. New lake areas for fish habitat replacement are created at the beginning of operations providing ample time to monitor and measure effectiveness during the mine operation period.

The Gahcho Kué Project provides socioeconomic benefits. The mine will create close to 1,000 jobs during the two-year construction phase and some 400 permanent jobs during the 11-year operational phase. Additional employment will be created by service providers to operations. Territorial and Federal taxes and royalties are estimated to be close to $800 million. In addition, property and payroll taxes will add significant tax revenues to the local municipality. Impact benefit agreements are planned for the First Nation groups in the area.

Risks for the Gahcho Kué Project are identified and considered reasonable. The greatest economic risk/opportunity is related to diamond values. Over the past several years, rough diamond demand/prices/sales have experienced unprecedented volatility as a result of the world economic crisis. Currently demand is strong, and the Gahcho Kué Joint Venture partners forecast a 1% real growth in diamond prices over the life of the Gahcho Kué Project.

The Gahcho Kué Project also faces environmental and regulatory risks, as the Gahcho Kué Project must proceed through the Mackenzie Valley Environmental Impact Review Board environmental screening process. There are risks that the permitting process might take longer than the scheduled 24 to 27 months, causing delays in construction start-up, and/or the regulatory authorities might require significant modifications to be made to the plans, which will affect designs and costs. In this event, a decision might even be taken to not proceed with the Gahcho Kué Project.

Economic Analysis - Summary

The financial evaluation of the Gahcho Kué Project has been undertaken on an after-tax, unleveraged, real rate of return to the Gahcho Kué Joint Venture partners as a whole. The analyses assumed that three kimberlite ore bodies will be developed, with production on the first pipe (5034) starting in January 2015. Only probable reserves (derived from indicated resources) were used in the 2010 Technical Report. Production for the base case ceases part way through the 11th year of production. All production, costs, and revenues are based on calendar fiscal years.

The Gahcho Kué Project is economically viable and the projected returns surpass the hurdle rates established by the 2009 Gahcho Kué Joint Venture Agreement. The Gahcho Kué Project provides a real rate of return to the partners of 20.7% and a real net present value at 15% of $135.9 million in calendar 2010 Canadian dollars. After excluding sunk costs incurred to September 30, 2010, the Gahcho Kué Project provides a real rate of return of 33.9% and a real NPV of $277.4 million at a discount rate of 15%. The Gahcho Kué Project is most sensitive to changes in diamond prices, with real dollar returns decreasing the IRR by 3.4% for a 10% reduction in prices and increasing the IRR by 3.0% for a 10% increase in prices. The Gahcho Kué Project shows a lesser sensitivity to capital with returns changing by 1.3% for a 10% change in either direction for capital. The sensitivity to operating cost is about 1.2% in the IRR rate for a 10% in operating costs.

Table 3 provides a summary of selected financial  model  inputs and the corresponding results. All costs are quoted in July 2010 Canadian dollars unless otherwise indicated.

Table 3

Description	3.0 Mt/a Case
Material Processed – Annual million tonnes (Mt)	3.0
Material Processed – Life-of-mine million tonnes (Mt)	31.3
Sunk Costs Exploration and Development pre-July 2009 ($millions)	120.0
Sunk Costs Feasibility Study and Permitting– 2009-2010 ($millions)	21.5
Initial Gahcho Kué Project Capital – 2011 to 2014 ($millions)	549.5
Working Capital (4 months of operating costs) ($millions)	49.4
Sustaining Capital including Mine Closure ($millions)	36.1
Operating Costs – Average over life-of-mine ($/tonne processed)	48.68
Real Diamond Price Escalation – 2010 forward (%/annum) [amount over U.S. Consumer Price Index]	1.00
Projected Mine Life (years)	11.0
Processing Diamond Cut-off Size (millimeter)	1.0
Inflation used for Escalation/De-escalation – (%/annum)	1.80
Total Carats Recovered (millions)	49.0
Diamond Price (RV life-of-mine Escalated, U.S.$/carat)	102.48
Diamond Price (RV life-of-mine Un-Escalated, U.S.$/carat)	74.52
Gahcho Kué Project IRR – Including sunk costs (%)	20.7
NPV @ 5% – Including sunk costs ($millions)	650.5
Gahcho Kué Joint Venture Required IRR Hurdle Rate (%)	15.0
Gahcho Kué Project IRR – Sunk costs not included (%)	33.9
NPV @ 5% – Sunk costs not included ($millions)	792.0

The Gahcho Kué Project is a joint venture. All of the numbers presented in this table are based upon 100% ownership and do not include any management fees or financing costs that are payable between the joint venture partners. Furthermore, the Gahcho Kué Project is evaluated on a 100% equity basis only, and excludes any financial leveraging effects, as well as any interest expense items that could impact taxable income and/or provide interest deduction tax shields.

One primary case has been considered, with variations from this base case model assessed as sensitivities. The base case uses an open pit mining operation with a processing throughput of 3.0 Mt/annum using probable reserves and is based on a nominal +1.00 mm carat cut-off size for the processing plant. The variations of the base case are as follows:
•	project delay of one year due to permitting with the same throughput of 3.0 Mt/annum for base case
•	sensitivity analyses on diamond prices, capital costs, and operating costs.

The financial analysis is based on mineral reserves, with the objective of demonstrating economic viability; therefore, the analysis is classified as a “feasibility study” under NI 43-101. The feasibility study is a precursor to formal permit applications, definitive engineering design, formal commitment to construct, and includes mineral resources that are sufficiently defined geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

GAHCHO KUÉ PROJECT LOCATION MAP (2007)

Gahcho Kué Leases (2011)

GAHCHO KUE MAP – LOCATION OF PIPES

Information Prepared by the Company

The following information is prepared by the Company.  The Company has issued press releases commenting upon recent results and activities for the Gahcho Kué Project.  Such disclosure has been reviewed by Carl G. Verley, P.Geo., or Daniel D. Johnson from JDS (for disclosure relating to the Definitive Feasibility Study), who serve as the Qualified Persons in relation to such disclosures.

2010 Independent Diamond Valuation

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

On August 4, 2010, the Company announced the results of an updated independent diamond valuation of the diamonds recovered from the Gahcho Kué Project during the exploration phase.  The valuation was conducted by WWW International Diamond Consultants Ltd. (“WWW”) and took place at the London offices of the Diamond Trading Company in early April 2010. All diamond values presented below are based on the WWW Price Book as at April 13, 2010.

The independent diamond valution resulted in substantially the same actual price of the Gahcho Kué diamonds to US$134 per carat compared to the 2008 independent diamond valuation done by WWW International Diamond Consultants Ltd. for the Company.

Table 4 below reflects the actual price per carat for the parcel of 8,243.56 carats of diamonds recovered from the Gahcho Kué Project.

Table 4

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre Lobe	633.80	80.23	$50,852
	West Lobe	1,119.40	79.63	89,134
	East Lobe	1,264.21	178.59	225,770
5034 Total		3,017.41	121.22	365,757
Hearne		2,906.45	60.44	175,654
Tuzo		2,319.70	243.03	563,750
Total		8,243.56	134.06	$1,105,161

Table 5 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 5

Modeled Average Price US$/carat
	+ 1.00mm			+1.50mm
Pipe	High	Model	Low	High	Model	Low
5034 NE Lobe	131	107	96	143	116	104
5034 Centre	122	100	91	137	113	102
5034 West	141	114	103	157	127	114
Tuzo	81	67	61	93	77	70

Hearne	82	68	62	93	78	71

Note: 1.50mm prices provided for reference purposes only.

In their report to Mountain Province, WWW stated: "The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices’] will certainly be towards the ‘high’ values."

Definitive Feasibility Study

On September 1, 2009, the Company announced that the Gahcho Kué Joint Venture had appointed JDS, an independent engineering firm, to produce the Definitive Feasibility Study for the Gahcho Kué Joint Venture.  The Definitive Feasibility Study was expected to take approximately twelve months to complete with a budget of approximately $10 million.

On October 21, 2010, in a press release titled “Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study.  JDS led and prepared the feasibility study dated October 15, 2010, which was presented to the Gahcho Kué Joint Venture.   The Company filed the 2010 Technical Report, representing a detailed summary of the Feasibility Study, on SEDAR and provided notification of such filing under Form 6K on EDGAR on December 3, 2010.  See Item 4.D, Property Plant and Equipment, for a full summary of the 2010 Technical Report.

The following are the financial and project highlights from the 2010 Technical Report:
•	Project IRR including sunk costs	20.7%*
•	Project IRR excluding sunk costs	33.9%
•	Initial project capital	$549.5 million
•	Working capital	$49.4 million
•	Sustaining capital including mine closure	$36.1 million
•	Operating costs	$48.68 per tonne
•	Project mine life	11 years
•	Average annual production	3 million tonnes
•	Total diamond production	49 million carats
•	Average annual diamond production	4.45 million carats
•	Diamond price	US$102.48 per carat**
 *After taxes/royalties and unleveraged
**The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

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

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the Project Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008.

The feasibility study commissioned in August 2009 was expected to impact the final project description and the Project Operator, De Beers Canada, had previously advised the MVEIRB that submission of the EIS would be further deferred pending the completion of an updated project description.

The final Gahcho Kué Project description was presented to the Gahcho Kué Joint Venture partners, and was incorporated into the EIS to be submitted to the MVEIRB before the end of 2010.  Key elements of the project description include the following:
•     Average annual production rate of approximately 3 million tonnes of ore;
•     Life of mine from the open-pit resource of approximately 11 years; and
•     Average annual production rate of approximately 4.45 million carats.

On November 5, 2010, the Company announced that the Operator of the Gahcho Kué Joint Venture, De Beers Canada, had notified the MVEIRB on November 3, 2010 that the Gahcho Kué EIS was on track for completion and submission before the end of 2010.  The Company also announced that the submission of the EIS will result in the resumption of the environmental impact review by the independent administrative tribunal established under the Mackenzie Valley Environmental Resource Management Act.

On December 23, 2010, the Company, in a joint news release with De Beers Canada, announced that the EIS for the Gahcho Kué mine had been submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel”) of the MVEIRB.  The EIS details the construction and operation of the proposed mine to ensure it is sustainable.  The EIS has been assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

The Joint Venture partners further announced that the next step in the regulatory process will be for the Panel to review the Project's EIS submission and to confirm that the EIS conforms to the Terms of Reference. When this determination is made, the next steps in the Analytical Phase of the Environmental Impact Review will commence.  Subsequent to the year-end, on March 17, 2011, the Panel wrote a letter to the Gahcho Kué Project operator, De Beers Canada, advising that while the EIS addressed the great majority of the items under the terms of reference, five items had not been adequately addressed, and the Panel requested responses in respect of these five items by May 2, 2011.

Project Costs to Date

The 2009 Gahcho Kué Joint Venture Agreement contains the following key terms with respect to the Gahcho Kué Project costs:

1.	Each Joint Venture partner will contribute their proportionate share to the future project development costs;
2.	The Joint Venture partners have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
3.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•        $200,000 on execution of the 2009 Gahcho Kué Joint Venture Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Gahcho Kué Joint Venture Agreement – paid);
•        Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study commissioned in August 2009 (paid $4,128,434 to December 31, 2010, recorded as “sunk cost repayment” in the Company’s financial statements);
•         $10 million upon the completion of the feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Gahcho Kué Joint Venture Agreement);
•        $10 million following the issuance of the construction and operating permits;
•        $10 million following the commencement of commercial production; and
•       The balance within 18 months following commencement of commercial production.

Subsequent to the year end, the Company made a payment to De Beers Canada of $10 million representing the payment required with the completion of the feasibility study with a 15% IRR, pending the Joint Venture’s approval of the necessary development work for a mine.

The following table outlines the Project costs to date:

Period of Time	Amount (1)
Agreed historic sunk costs to December 31, 2008	$120,000,000
Agreed expenses January 1, 2009 to December 31, 2009	1,654,383
Costs for Feasibility Study from August 2009 to December 2009 (of approved budget of $10 million)	2,531,056
Total Costs to December 31, 2009	$124,185,439
Agreed expenses January 1, 2010 to December 31, 2010	10,754,884
Costs for Feasibility Study from January 2010 to December 2010 (of approved budget of $10 million)	5,593,913
Total Costs to December 31, 2010	$140,534,236

Approved Budget January 1, 2011 to December 31, 2011	$12,553,133

Other Properties

Kennady North
Mountain Province (outside of the Joint Venture with De Beers Canada) has the following five mining leases with their respective lease numbers – 4340, 4342, 4466, 4467, and 4468 – in the Kennady Lake area.  These five mining leases represent about 12,555 acres.  The Company also staked in late 2010 eight claims around Gahcho Kué – Kwezi 01 to Kwezi 08.  These claims represent approximately 17,839 acres, and together with the five mining leases, comprise 30,394 acres – the Company’s Kennady North Project.  These mining leases and claims are not part of the 2009 Gahcho Kué Joint Venture Agreement with De Beers Canada and are not considered part of the Gahcho Kué Project.

Historical exploration on the Kennady North Project was done starting in 1992, and continued until about 10 years ago when the Company and De Beers Canada focussed exploration efforts on the Gahcho Kué Project.

The Company is currently undertaking a desktop study of the exploration work done in the past on the Kennady North Project, and when the desktop study is completed, will be able to assess what further exploration work might be warranted.

Gahcho Kué Project and Kennady North Project Claims and Leases (2011)

Other
As well, the Company has a 50% interest (acquired pursuant to an option/joint venture agreement with Opus Minerals Inc., now known as First Strike Diamonds Inc. on July 13, 1998) in claims held by Opus Minerals Inc. in the northern end of the Baffin Island. The property values for these claims were written off in fiscal 2004, and the Baffin Island property is no longer of interest to the Company. Pursuant to the amalgamation of Mountain Glen and Glenmore, the Company's wholly-owned subsidiary, Mountain Glen, acquired mineral properties in Finland. These mineral properties were transferred to the Company when Mountain Glen wound up its affairs.

The Company had one non-material property in Finland, the Haveri Gold Property. An option was granted on October 10, 2002 to Northern Lion Gold Corp. (formerly Vision Gate Ventures Limited) for the acquisition of a 70% interest in the Haveri Property. On October 4, 2004, the Company agreed to exchange its remaining 30% interest in the Haveri Property for 4,000,000 shares of Northern Lion Gold Corp.  The shares of Northern Lion Gold Corp. were sold in 2007.

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

Fiscal Period ended December 31, 2010 compared to Fiscal Year ended December 31, 2009.

The Company has changed its yearend to December 31, effective December 31, 2009, to align its fiscal yearend with that of De Beers Canada, the operator of the Gahcho Kué Project.

The Company’s net loss for the year ended December 31, 2010 was $1,566,715, or $0.02 per share, compared with a net loss of $1,458,338, or $0.02 per share for the nine months ended December 31, 2009.  Before the Company’s tax recovery of $498,745 for the year ended December 31, 2010 (nine months ended December 31, 2009 - $509,686), the net loss was $2,065,460 for the year ended December 31, 2010 (nine months to December 31, 2009 - $1,968,024).

The net loss for the year ended December 31, 2010 includes the Company’s proportional share of expenses of the Gahcho Kué Project in the amount of $560,715 compared to $210,789 for the nine months ended December 31, 2009.  The increase is attributable not only to a longer fiscal period but also that the proportional share of costs for the 2010 fiscal year was for a full year, and increased Gahcho Kué activity compared to the nine months ended December 31, 2009 when the costs were only effective with the signing of the 2009 Gahcho Kué Joint Venture Agreement with De Beers Canada in mid-2009.

Operating expenses, excluding stock-based compensation (nil for the year ended December 31, 2010 and $268,405 for the nine months ended December 31, 2009) and the expenses associated with the Project, totaled $1,627,335 for the year ended December 31, 2010 compared to $1,500,795 for the nine months ended December 31, 2009, reflecting only a small increase for the additional three months in 2010’s fiscal year.  Reductions in Promotion and Investor Relations (about $75,000) and Salary and Benefits (about $78,000) were offset by an increase in Travel (about $75,000), and Consulting Fees ($195,000) for increased marketing efforts for the Company.

Interest income of $122,590 for the year ended December 31, 2010 increased over the prior fiscal period (nine months ended December 31, 2009 - $11,965) as a result of significantly improved cash balances as a result of financings done in the second half of 2009 and through 2010.

Fiscal Nine-Month Period ended December 31, 2009 compared to Fiscal Year ended March 31, 2009

The Company’s net loss for the nine months ended December 31, 2009 was $1,458,338, or $0.02 per share, compared with a net income of $1,537,590, or $0.03 per share for the twelve months ended March 31, 2009.  Before the Company’s tax recovery of $509,686 (March 31, 2009 - $222,796), the net loss was $1,968,024 (March 31, 2009 - $1,760,386) for the nine months ended December 31, 2009.

The net loss for the nine months ended December 31, 2009 includes stock-based compensation expense of $268,405 compared to stock-based compensation expense for the twelve months ended March 31, 2009 of $574,200.  The options were granted in August 2009 to an officer of the Company, and vested with the approval of the Company’s amended stock option plan by the shareholders at the annual and general meeting on September 10, 2009, and the receipt of regulatory approval of the Company’s amended stock option plan in October 2009.  They were granted for a five-year term.

The net loss for the nine months ended December 31, 2009 also includes the Company’s proportional share of expenses of the Gahcho Kué Joint Venture in the amount of $210,789.  On July 3, 2009, as discussed under the section titled “Overall Performance”, the Company entered into an amended and restated joint venture agreement with De Beers Canada relating to the Gahcho Kué Joint Venture.  With the execution of the 2009 Gahcho Kué Joint Venture Agreement, the Company proportionately consolidates the assets, liabilities, revenues and expenses of the Gahcho Kué Joint Venture.

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

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per share, to raise gross proceeds of approximately $11.5 million. Proceeds from the private placement are being used to support the feasibility study and permitting for the Gahcho Kué Project, and for general corporate purposes.

On November 18, 2010, the Company completed a private placement of 4.6 million shares at a price of $5.00 per share, to raise gross proceeds of $23 million.  The net proceeds of the Offering are being used to advance the Gahcho Kué Project and for general corporate purposes.

The Company reported working capital of $29,451,180 at December 31, 2010 ($8,315,371 as at December 31, 2009), and cash and cash equivalents and short-term investments of $33,555,142 ($9,942,277 at December 31, 2009).  The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no counter-party credit risk associated with the bank.

The Company had no long-term debt as at December 31, 2010 and December 31, 2009.  The Company’s contributions payable to De Beers Canada are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production.  (See “Overall Performance” section above).

After December 31, 2010, 1,110,916 warrants were exercised for proceeds of $2,289,032, and 120,000 options were exercised for proceeds of $475,200.

In order to advance the Gahcho Kué Project and exploration of the Kennady North Project, the Company will be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders’ interests in the Company and the value of their common shares.  The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future.  Such arrangements may have a material adverse affect on the Company’s business or results of operations.  As well, there is no guarantee that the Company will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable.

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

The Company has no contractual obligations relating to debt or lease obligations as at December 31, 2010.

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

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  The Company’s assessment is that there were no indicators of impairment at December 31, 2010.

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company believes that it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable.

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

The following table lists, as of March 30, 2011, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment
Jonathan Comerford	Chairman and Director(2)(3)	Chairman of the Company since May 11, 2006 and Director since September 21, 2001
Patrick Evans	President, Chief Executive Officer and Director	President and Director of the Company since November 15, 2005
Jennifer Dawson	Chief Financial Officer	Chief Financial Officer since May 11, 2006
D. Harry W. Dobson	Director(1)	Director since November 1, 1997
Elizabeth J. Kirkwood	Director(1)	Director since September 21, 2001
Peeyush Varshney	Director(2)	Director since April 13, 2007
Carl Verley	Director(1)(3)	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997
David E. Whittle	Director(2)(3)	Director since November 1, 1997
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

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of the Company since September 2001 and Chairman since April 2006.  Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manager at IIU Limited since August 1995. He serves as a director of Optimal Payment Plc.

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President, CEO and a director of the Company since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. He was a career diplomat from 1979 to 1998. In 1999 he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company).  In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006.  Mr. Evans was a non-executive director of First Uranium Corp. (a uranium and gold mining company) from December 2006 to September 2010.  Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007, which is now substantially owned by HudBay Minerals after a recent takeover, and he has been a non-executive director of Anvil Mining Limited (a copper mining company) since March 2009.

Jennifer M. Dawson, B.B.A.

Ms. Jennifer Dawson has been the Company’s Chief Financial Officer and Corporate Secretary since May 2006.  She is a resident of Ontario, Canada.  Ms. Dawson is a graduate of St. Francis Xavier University where she received her Bachelor of Business Administration in 1984.  Her work experience includes public accounting experience with Touche Ross & Co. (now Deloitte) from 1984 to 1989, and financial management experience with CCH Canadian Limited (1989 to 2000) and Genesis Media Inc. (from 2000 to 2004). She provided financial consulting services to SouthernEra Resources Ltd. in its corporate reorganization in 2004, and ongoing financial consulting services to both SouthernEra Diamonds Inc. and to Southern Platinum Corp. after the reorganization in 2004 through 2005.  Since 2004, she has been a self-employed financial consultant, and in addition to her CFO and Corporate Secretary roles with the Company, she provided financial and administrative services to Arizona Star Resource Corp. as a consultant from 2005 to 2008 (now owned 100% by Barrick Gold Corporation), and to  Blacksands Petroleum, Inc.  (2007 to 2010).

D. Harry W. Dobson

Mr. Harry Dobson has been a director of the Company since November 1997 and is a resident of Monaco.  Mr. Dobson was the founder and chairman of American Pacific Mining Company Inc. and a director of Breakwater Resources Ltd. until 1991. Subsequent to 1991, Mr. Dobson served as Deputy Chairman of the Board and a director of Lytton Minerals Limited. He is a former officer and director of 444965 B.C. Ltd., and served as a director and Chairman of Glenmore Highlands Inc.  Since October 2001, he has been a director and the Chair of Kirkland Lake Gold Inc.  He is also a director and Chair of Borders and Southern Petroleum plc since 2005.  His other directorship is with Rambler Metals and Mining plc.

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been an entrepreneur and independent business woman since February 1989 with a focus on the creation, financing and management of junior resource companies.  She has been a director of the Company since September 2001 and was past Chairman of the Board of the Company from January 2003 until April 2006.  She was also Chief Financial Officer of the Company from September 2003 until May 2006, and Corporate Secretary from November 2003 until May 2006. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood was appointed the President and CEO of Match Capital Resources Corporation in July, 2010.  Ms. Kirkwood was the President and CEO of First Nickel Inc. (November 2003 to June 2006).  She has been a past director of Everbright Capital Corporation (June 2005 - July 20009), Canadian Shield Resources Inc. (June 2005-June 2007), Intrepid Minerals Corporation (April 1999 – July 2006), Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002), and a past director and officer of O.S.E Corp. (formerly Oil Springs Energy Corp. (July, 1993- June 2005), Hucamp Mines Limited (May 2001-May 2002), and First Strike Diamonds Inc. (October 1995 – March 2004).  She is a director of Match Capital Resources Corporation.

Peeyush Varshney, LL.B.

A resident of British Columbia, Canada, Mr. Peeyush Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of Canada Zinc Metals Corp., a resource exploration company listed on the TSX Venture Exchange.  Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia.  He then articled at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994, and has been a member of the Law Society of British Columbia since September 1994.  Mr. Varshney is a director of Afrasia Mineral Fields Inc., Mexigold Corp., Trigen Resources Inc., Minaean International Corp., and Open Gold Corp.

Carl G. Verley, B.Sc., P. Geo.

Mr. Carl Verley was a director of Old MPV since its inception in December 1986 and has been a director of the Company since November 1997. He is a resident of British Columbia, Canada, and a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. He worked for Cordilleran Engineering Ltd. from 1975 to 1982.  He has been a self-employed geologist since 1982.  From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc., and since July 2003, he has been a director of Alphamin Resources Corp. (formerly La Plata Gold Corporation) and a director of African Metals Corporation since October 2007.  He has been the President of Amerlin Exploration Services Ltd., a private company providing exploration services to the mineral industry, since its inception in 1983.  He is also a director of African Metals Corporation. He is a registered Professional Geoscientist with the British Columbia Association of Professional Engineers and Geoscientists.

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

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•
Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $423,446 in the most recent fiscal year ending December 31, 2010 including $419,696 pursuant to a consulting agreement (as amended) for his services as President and CEO, as well as a director’s fee of $3,750 for the year ended December 31, 2010.  He has 500,635 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
November 24, 2008	100,635	Immediately	$1.26	5 years
August 24, 2009	300,000	Immediately	$1.72	5 years
January 10, 2011	100,000	Immediately	$6.13	5 years

•
Jennifer Dawson, Chief Financial Officer and Corporate Secretary, was paid $265,407 pursuant to a consulting agreement for her services as CFO and Corporate Secretary for the year ended December 31, 2010.  She has 140,000 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
November 24, 2008	90,000	Immediately	$1.26	5 years
January 10, 2011	50,000	Immediately	$6.13	5 years

Compensation for the directors was approved effective April 1, 2005 at the following levels: the Chairman of the Board receives $10,000 per annum, the Chairman of the Audit Committee receives $7,500 per annum, and all other Directors receive $5,000 per annum.  All are paid semi-monthly, in advance.

Effective January 1, 2011, compensation for the directors has been approved at the following levels:  Chairman of the Board to receive $20,000 per annum, the Chairman of the Audit Committee to receive $15,000 per annum, and all other Directors are to receive $10,000 per annum.  These amounts are to continue to be paid semi-annually, in advance.

During each of the years ended December 31, 2010, December 31, 2009 (nine months), and March 31, 2009, director fees were earned by the following directors:

Director/Position	December 31, 2010(1)	December 31, 2009(2)	March 31, 2009
Jonathan Comerford Chairman of the Board	$7,500	$10,000	$10,000
David Whittle Chairman of the Audit Committee	$5,625	$7,500	$7,500
Harry Dobson Director	$3,750	$5,000	$5,000
Patrick Evans Director	$3,750	$5,000	$5,000
Elizabeth Kirkwood Director	$3,750	$5,000	$5,000
Carl Verley Director	$3,750	$5,000	$5,000
Peeyush Varshney Director	$3,750	$3,750	$3,750
(1)
The Directors’ Fees were prorated for the first semi-annual payment in 2010 to adjust for the payment, in advance, of the January 1, 2010-March 31, 2010 fees paid in October 2009 before the Company’s change in year end.

(2)
The Directors Fees were paid, in advance, in October 2009 for the period of October 1, 2009 to March 31, 2010.  Subsequent to this payment, the Company changed its yearend to December 31, 2009, and adjusted the subsequent directors’ fees for the required proration.

The Company has no Long-Term Incentive Plan ("LTIP”) in place and therefore there were no awards made under any long-term incentive plan to the Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

The following table sets out incentive stock options exercised by the Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Executive Officers. During this period, no outstanding SARs were held by the Executive Officers.

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the- Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans	Nil	Nil	500,635/0	$2,161,327/0
Jennifer Dawson	Nil	Nil	90,000/0	$471,600/0

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2010, (ie. financial year end) was $6.50.

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

The next Annual General Meeting of the shareholders of the Company has been scheduled for June 15, 2011.

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

As at the end of the fiscal year ended December 31, 2010, the fiscal nine months ended December 31, 2009, and the year ended March 31, 2009, the Company had no full-time employees.  Patrick Evans and Jennifer Dawson have consulting agreements with the Company.  The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis.   De Beers Canada employs personnel who conduct the development, permitting and other activities for the Gahcho Kué Project.

E.	Share ownership.

The following table sets forth, as of March 30, 2011, the number of the MPV Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Name of Beneficial Owner (11)	Amount and Nature	Percentage(9)(10) of Class
D. Harry Dobson(1)	1,282,510	1.6%
Patrick C. Evans(2)	1,092,803	1.4%
Carl G. Verley(3)	290,250	*	%
Jonathan Comerford(4)	190,000	*	%
Peeyush Varshney(5)	170,122	*	%
Elizabeth Kirkwood(6)	89,900	*	%
David E. Whittle(7)	130,600	*	%
Jennifer Dawson(8)	195,000	*	%
Officer and Directors as a Group(9)	3,441,185	4.4%

*     less than 1%

(1)	Includes 1,208.510 MPV Shares and 74,000 options which are exercisable at a price of $1.26 per MPV Share, and which expire on November 23, 2013.

(2)
Includes 592,168 MPV Shares and 500,635 options.  100,635 options are exercisable at a price of $1.26 per MPV Share and expire on November 23, 2013.  300,000 options are exercisable at a price of $1.72 per MPV Share and expire on August 24, 2014.  100,000 options were granted January 10, 2011, are exerciseable at a price of $6.13 per MPV Share, and expire on January 9, 2016.  Also includes 50,000 warrants exercisable at $3.20 per MPV Share, expiring June 8, 2011.

(3)	Includes 290,250 MPV Shares and nil options.

(4)	Includes 10,000 MPV Shares and 180,000 options. The options are exercisable at a price of $1.26 per MPVS Share and expire on November 23, 2013.

(5)	Includes 80,122 MPV Shares and 90,000 options. The options are exercisable at a price of $1.26 per MPV Share, and expire on November 23, 2013.

(6)	Includes 19,900 MPV Shares and 70,000 options. The options are exercisable at a price of $1.26 per MPV Share and expire on November 23, 2013.

(7)	Includes 70,600 MPV Shares, and 60,000 options. The options are exercisable at a price of $1.26 per MPV Share and expire on November 23, 2013.

(8)
Includes 55,000 MPV Shares, and 140,000 options,.  90,000 options are exercisable at $1.26 per MPV Share, expiring November 23, 2013.  50,000 options are exercisable at $6.13 per MPV Share and expire January 9, 2016.

(9)
Includes 1,114,635 options (exercisable), and 50,000 warrants..  The calculation does not include stock options or warrants that are not exercisable presently or within 60 days (of which there are none)

(10)	Total issued and outstanding capital as at the close of March 30, 2010 was 78,646,973 shares.

(11)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a stock option plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.              Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at March 30, 2011, the Company's issued and outstanding capital was 78,646,973 MPV Shares.

The Company is a publicly-owned corporation the majority of the MPV Shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at March 30, 2011, the Company believes that approximately 16,558,891 of the MPV Shares were held by 79 shareholders with addresses in the United States.  A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at March 30, 2011) and percentage of MPV Shares, warrants and options held by the Company's major shareholders:

Name of Shareholder(1)	No. of MPV Shares, Options and Warrants Held	Percentage of issued and outstanding share capital of 78,646,973 shares (as at March 30, 2011)
Bottin (International) Investments Ltd.(2) (controlled by Dermot Desmond)	15,603,429	19.84%
Desmond P. Sharkey(3) Dublin, Ireland	6,356,000	8.08%
De Beers Canada Inc.	3,045,543	4.57%

(1)	The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

(2)	Consists of 15,603,429 MPV Shares.

(3)	Consists of 6,356,000 MPV Shares.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

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

Not Applicable

Item 8.              Financial Information

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at December 31, 2010 and December 31, 2009 and for the year ended December 31, 2010, the nine month period ended December 31, 2009, and the fiscal year ended March 31, 2009, accompanied by the report of our independent registered accounting firm.

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

The MPV Shares were listed and posted for trading on TSX on January 22, 1999. The MPV Shares were delisted from the VSE on January 31, 2000, and from the Nasdaq Smallcap Market on September 29, 2000. The MPV Shares traded on the OTC-Bulletin Board ("OTCBB") under the symbol "MPVI" until June 1, 2005. Commencing on April 4, 2005, the MPV Shares were listed for trading on the NYSE AMEX under the symbol "MDM".

The following tables set forth the reported high and low prices of the MPV Shares on the TSX, and for the NYSE Amex, Nasdaq and/or OTCBB (combined for the period ended March 2006), for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the most recent twelve months.

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NYSE AMEX / OTCBB(1)
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2010	$6.65	$2.02	$6.64	$1.96
December 31, 2009	$3.07	$0.86	$2.90	$0.69
March 31, 2009	$5.05	$0.75	$4.95	$0.58
March 31, 2008	$5.93	$3.79	$5.49	$3.54
March 31, 2007	$5.05	$3.05	$4.40	$2.70

The MPV Shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the MPV Shares began trading on the AMEX.  AMEX was taken over by NYSE Euronext which then rebranded to NYSE Amex.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		NYSE Amex / OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2010	$6.65	$4.17	$6.64	$4.06
September 30, 2010	$4.71	$2.56	$4.60	$2.40
June 30, 2010	$2.87	$2.07	$2.88	$2.02
March 31, 2010	$2.67	$2.02	$2.59	$1.96
December 31, 2009	$3.05	$2.16	$2.90	$2.06
September 30, 2009	$2.79	$1.57	$2.58	$1.34
June 30, 2009	$1.85	$0.86	$1.68	$0.69

High and Low Prices for the Most Recent Twelve Months
	TSX (CDN$)		NYSE AMEX(1)
Month Ended	High	Low	High	Low
February 2011	$6.20	$4.90	$6.29	$5.00
January 2011	$6.50	$5.66	$6.74	$5.68
December 2010	$6.65	$4.80	$6.64	$4.74
November 2010	$5.47	$4.83	$5.47	$4.72
October 2010	$5.55	$4.17	$5.40	$4.06
September 2010	$4.71	$3.68	$4.60	$3.50
August 2010	$3.89	$3.06	$3.78	$2.99
July 2010	$3.11	$2.56	$2.95	$2.40
June 2010	$2.75	$2.26	$2.55	$2.08
May 2010	$2.77	$2.21	$2.70	$2.02
April 2010	$2.87	$2.07	$2.88	$2.06
March 2010	$2.25	$2.02	$2.59	$1.99

(1) On April 4, 2005, the MPV Shares began trading on the American Stock Exchange. AMEX was taken over by NYSE, and rebranded as NYSE Amex.  On December 31, 2010, the closing price of the MPV Shares on the TSX was $6.50 and on March 30, 2011 was $6.02.    The closing price of MPV Shares on NYSE Amex on December 31, 2010 was US$6.55 per share. The closing price on March 30, 2011 on the NYSE Amex was US$6.23 per MPV Share.

B.  Plan of distribution.

Not Applicable.

C.  Markets.

The MPV Shares are listed on the TSX under the symbol "MPV" and were also quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI.OB" until April 1, 2005. Commencing April 4, 2005, the Company's shares commenced trading on the AMEX (now NYSE Amex) under the symbol "MDM". The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

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

The Company was amalgamated under the British Columbia Company Act, which has now been replaced by the Business Corporations Act (British Columbia) (the "BCA"). The BCA came into effect on March 29, 2004. The Company has completed its transition from the Company Act to the BCA and adopted new Articles which reflect the provisions of the BCA. The Company's Memorandum of Articles has been replaced by a Notice of Articles. Pursuant to the Shareholders special resolution on September 20, 2005 approving the continuance of the Company into Ontario, the Company continued under the laws of the Province of Ontario pursuant to Articles of Continuance dated May 8, 2006.

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

The Bylaws provide that a director or senior officer who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director or senior officer, has to disclose the nature and extent of this interest or conflict with his duty and interest as a director or senior officer, in accordance with the provisions of the Ontario Securities Act. A director is also prohibited from voting in respect of any such proposed material contract or transaction and if he does so, his vote shall not be counted, but he shall be counted in the quorum at the meeting at which such vote is taken. Notwithstanding this, if all of the directors have a material interest in a proposed material contract or transaction, any or all of those directors may vote on a resolution to approve the contract or transaction. However, in this case the directors must have the contract or transaction approved by special resolution of the shareholders to avoid accountability for any profits.

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

Rights and Restrictions Attached to Shares

As all of the authorized and issued MPV Shares are of one class, there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect of the declaration and receipt of dividends, and the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each MPV Share has attached to it one vote.

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

At the November 18, 2010 Annual and Special Meeting of the shareholders, a Shareholder Rights Plan dated September 9, 2010 (the “Shareholder Rights Plan”) was approved, ratified, confirmed and adopted by the shareholders of the Company in accordance with and subject to its terms and conditions.  The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company.

The Shareholder Rights Plan is designed to discourage discriminatory or unfair take-over bids for the Company and gives the Board of Directors time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited (or "hostile") take-over bid for the Company.  The Shareholder Rights Plan will encourage a person proposing to make, or who has made, a take-over bid for the Company (an "Offeror") to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation, by creating the potential for substantial dilution of the Offeror's position.  The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.

The Shareholder Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Company and may discourage certain transactions, including a take-over bid for less than all the common shares of the Company.  Accordingly, the Shareholder Rights Plan may deter some take-over bids.

In addition, the Shareholder Rights Plan Agreement provides that the continued existence of the Shareholder Rights Plan must be ratified by a majority of the shareholders of the Company at a meeting of the shareholders at or prior to the annual meeting of the shareholders in the year 2013.

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

The Company entered into the following material contracts in the last two fiscal periods, up to the date of this Form 20-F:  the 2009 Gahcho Kué Joint Venture Agreement between the Company and De Beers Canada; the contract between the Company,  JDS  and De Beers Canada relating to completion of the Gahcho Kué Feasibility Study; a revised consulting agreement with Patrick Evans, the Company’s President and CEO, which was amended in August 2009 to increase his annual remuneration, to grant stock options to him, and to provide for future performance bonuses, and revision to the consulting agreement with Jennifer Dawson, the Company’s CFO, which was amended in December 2010 for change of control provisions.

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

Subject to certain exemptions, every "acquisition of control"1 by a "non-Canadian"2 of a "Canadian business",3 even where such business is already controlled by a non-Canadian, requires either notification (essentially a post-closing administrative formality) or detailed review under the Investment Canada Act (the “ICA”). Whether a transaction is subject to notification or review depends upon whether certain asset thresholds are satisfied, which thresholds generally depend on (1) the transaction structure (direct or indirect acquisition),4 (2) whether the purchaser (referred to as the "investor" under the ICA) and/or current owner of the Canadian business is a "WTO investor"5, (3) whether the Canadian business is a "cultural business"6, and (4) whether the value of the Canadian assets and assets of the Canadian entities being acquired exceeds 50% of the value of all assets being acquired. The table below provides a summary of the relevant asset thresholds.

Transaction Structure	Status of Investor/ Vendor	Cultural Business	Threshold for Review
Direct	WTO Investor or Vendor	No	≥C$312 million7
		Yes	≥C$5 million (book value of assets)
	Non-WTO Investor and Non-WTO Vendor	No
Yes
Indirect	WTO Investor or Vendor	No	Exempt from review
		Yes	≥C$50 million* (book value of assets)
	Non-WTO Investor and Non-WTO Vendor	No
Yes
* Note that a C$5 million threshold (rather than C$50 million) applies to indirect acquisitions where the value of the assets of the entity carrying on the Canadian business and of all other entities in Canada being acquired exceeds 50% of the value of all the assets acquired.

Where the ICA applies and a transaction is not reviewable, a notification (containing certain prescribed information about the purchaser, the transaction and the Canadian business) is required to be filed by the investor with the Investment Review Division of Industry Canada any time prior to closing the transaction or within thirty (30) days thereafter. However, in the case of an investment in a Canadian business that has activities related to Canada's cultural heritage or national identity (as prescribed), the Governor in Council has the option of ordering a review, if notice of same is provided to the investor within 21 days of the filing of the completed notification. (Note that notification under the ICA is also required with respect to the establishment of a new Canadian business.)

Where a transaction is reviewable and is a direct acquisition, an application for review must be filed by the investor prior to closing and the parties are prohibited from closing until the Minister of Industry and/or, in the case of acquisitions of "cultural businesses", the Minister of Canadian Heritage, confirms to the purchaser that he/she is satisfied or is deemed to be satisfied that the investment is likely to be of "net benefit to Canada", based on certain prescribed factors set out in the ICA (set out below) and in view of any legally binding undertakings the purchaser is willing to make. Where a transaction is reviewable and is an indirect acquisition, an application for review must be filed by the investor within 30 days after closing.

1 What constitutes an "acquisition of control" is set out in the ICA and includes the acquisition of all or substantially all of the assets used in carrying on the Canadian business, or the acquisition of a majority of the voting interests of an entity, whether the entity is of corporate or some other form (e.g., a partnership). The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of that corporation, while the acquisition of less than a majority but one-third or more of such shares is presumed to be an acquisition of control unless it can be established that the purchaser will not control the corporation in fact through the ownership of voting shares. The acquisition of less than a majority of the voting interests of a non-corporation is deemed not to be an acquisition of control.
2 A "non-Canadian" is a purchaser the ultimate control of which resides outside of Canada.
3 A "Canadian business" is defined as a business carried on in Canada that has (a) a place of business in Canada, (b) an individual or individuals in Canada who are employed or self-employed in connection with the business, and (c) assets in Canada used in carrying on the business.
4 A direct acquisition is the acquisition of assets or voting interests of an entity in Canada that carries on the Canadian business, while an indirect acquisition is the acquisition of the voting shares of a non-Canadian corporation that controls, directly or indirectly, an entity in Canada carrying on the Canadian business.
5 A "WTO investor" is a purchaser that is controlled ultimately by nationals or residents of a World Trade Organization (“WTO”) member country.
6 A "cultural business" is one that (i) publishes, distributes or sells books, magazines, periodicals or newspapers, (ii) produces, distributes, sells or exhibits film or video recordings or audio or video music recordings, (iii) produces, distributes or sells music in print or machine readable form, or (iv) is a radio, television, cable television or satellite broadcast undertaking.
7 Note that the current C$312 million threshold is based on the book value of assets of the Canadian business for the fiscal year immediately preceding implementation of the transaction. On a day that is to be fixed by order of the Governor in Council (the federal Cabinet), the threshold for direct acquisitions by WTO investors will change to one based on the “enterprise value” of the Canadian business.  The enterprise value threshold will be established at C$600 million for investments made in the first two-year period; and will increase to  C$800 million in the following two years  and C$1 billion thereafter , subject to indexation to Canada’s GDP. The ICA does not define "enterprise value"; its manner of calculation will be set out in as yet to be promulgated regulations.

Once an application for review has been filed, whether pre-or post-closing, and has been certified to be complete, the responsible Minister has a 45-day period within which to make a "net benefit" determination, which period may be unilaterally extended once by the Minister for an additional 30 days, and thereafter extended with the consent of the investor. (Where notices related to a national security review are given to an investor (see below), the length of the initial 45-day review period and any subsequent extension periods are deemed to expire five days after the expiry of certain time periods or the issuance of certain notices related to the national security review.)

The Minister will determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain assessment factors. These factors include: (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada's ability to compete in world markets.

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of net benefit to Canada, the investor has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the investor and the Minister). Within a reasonable time after the expiration of this 30 day period (or the agreed extension), the Minister must notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the investor may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

Effective February 6, 2009, every investment by a non-Canadian to (i) establish a new Canadian business, (ii) acquire control of a Canadian business, or (iii) acquire in whole or in part (e.g., a minority interest) or establish an entity carrying on all or any part of its operations in Canada (if the entity has a place of operations in Canada, employees or assets in Canada used in connection with its operations) may be subjected to a national security review under the ICA, regardless of the value of the investment. Investors that receive notice of a potential or actual national security review are prohibited from implementing a proposed investment pending the outcome of the review. Where the Minister of Industry, after consultation with the Minister of Public Safety and Emergency Preparedness, is satisfied that the investment would be "injurious to national security" (an undefined phrase), the Governor in Council may "take any measures it considers advisable" to protect national security, including: (i) prohibiting implementation of a proposed investment; (ii) authorizing the investment on terms and conditions or subject to written undertakings from the investor; and (iii) in the case of completed investments, requiring the investor to divest control of the Canadian business or its interest in the Canadian business.

Unless a transaction is otherwise subject to notification or to review under the ICA, an investor is not required to notify Industry Canada of transactions that may raise potential national security issues. Where, however, a national security review is ordered, an investor is afforded the right to make representations to the Minister, and is required to provide any information considered necessary by the Minister for purposes of the review. New National Security Review of Investments Regulations, in effect since September 2009, set out timelines for each step of the national security review process. If the maximum prescribed periods are fully utilized, a national security review could take 130 days (assuming a notice of possible review is issued), with the potential for the Minister of Industry to request from the investor an extension of the review period.

E.	Taxation.

A brief description of certain provisions of the tax treaty between Canada and the United States, Canada-United States Tax Convention (1980), as amended, (the "Convention"),  is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States holders of common stock of the Company are subject under the Income Tax Act (Canada) and the regulations thereunder (the "Canadian Tax Act"). The consequences, if any, of provincial, territorial, state, local or foreign taxes (other than Canadian federal income taxes) are not considered.

The following information is of a general nature only and is not, and is not intended to be, legal or tax advice to any holder or prospective holder of common stock of the Company and no representations with respect to the income tax consequences to any such holder are made.  Holders of common stock of the Company should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading is a general summary of the principal Canadian federal income tax consequences pursuant to the Canadian Tax Act of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who, at all relevant times and for purposes of the Canadian Tax Act and the Convention, is not, and is not deemed to be, a resident of Canada, and is solely a resident of the United States,  holds shares of common stock of the Company as capital property, deals at arm's length and is not affiliated with the Company, and, does not use or hold, is not deemed to use or hold shares of the common stock of the Company in, or in the course of, carrying on business in Canada. (a "U.S. Holder"). This summary is based on the current provisions of the Canadian Tax and on the Company's understanding of the administrative policies and assessing practices of Canada Revenue Agency, in effect as of the date hereof, and takes into account all specific proposals to amend the Canadian Tax Act and regulations to it publicly announced by the Minister of Finance of Canada prior to the date hereof. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all.  This summary is not exhaustive of all potential Canadian federal income tax consequences to a U.S. Holder and does not take into account or anticipate any other changes in law or administrative policies or assessing practices, whether by judicial, governmental or legislative action or decision. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian non-resident tax at the rate of 25 percent on amounts that are paid or credited or deemed under the Canadian Tax Act to be paid or credited as, on account or in lieu of payment of, or in satisfaction of dividends to a U.S. Holder by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States entitled to all of the benefits of the Convention and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is a corporation entitled to all of the benefits of the Convention that beneficially owns at least 10 percent of the voting stock of the Canadian payor corporation.

The non-resident tax payable on dividends is to be withheld at source by the Company or people acting on its behalf.

Dispositions of Common Shares

Under the Canadian Tax Act, a U.S. Holder will generally not be subject to tax in respect of capital gains realized on the disposition or deemed disposition of shares of the common stock of the Company unless, at the time of disposition, the shares constitute "taxable Canadian property" (as defined in the Canadian Tax Act) of the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention.

Provided that shares are listed on a “designated stock exchange” (which includes the TSX) at the time of disposition, the shares of common stock of the Company will not constitute taxable Canadian property of a U.S. Holder at a particular time unless (i) at any time in the 60 months immediately preceding the disposition of such shares 25% or more of the issued shares of any class or series in the capital stock of the Company were owned by one or more persons in a group comprising the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length; and (ii) more than 50% of the fair market value of the common stock of the Company was derived directly or indirectly from one or any combination of: (a) real or immoveable property situated in Canada; (b) “Canadian resource properties” (as defined in the Canadian Tax Act), (c) “timber resource properties” (as defined in the Canadian Tax Act), or (d) options in respect of, or interests in, or for civil law right in, any of the foregoing, whether or not the property exists.

The Convention generally relieves U.S. Holders from liability for Canadian tax on capital gains derived on a disposition of shares that are "taxable Canadian property" unless

(c)
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

If a U.S. Holder realizes a capital gain or capital loss from a disposition of a share of common stock of the Company which constitutes taxable Canadian property for purposes of the Canadian Tax Act and is not otherwise exempt from Canadian tax under the Convention, then the capital gain or capital loss is the amount, if any, by which the U.S. Holder's proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Holder's adjusted cost base of the share and reasonable expenses of disposition as determined under the Canadian Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Generally one-half of a capital gain (“taxable capital gain”) is included in income for Canadian tax purposes in the year of the disposition, and one-half of a capital loss (“an allowable capital loss”) must be deducted from taxable capital gains realized by the U.S. Holder in that year.  Allowable capital losses in excess of taxable capital gains for that year may generally be carried back three years or forward indefinitely and deducted against net taxable capital gains in those years, in the manner permitted under the Canadian Tax Act.

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

Circular 230 Disclosure

Any statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including but not limited to the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, regulated investment companies or broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) former U.S. citizens or former long-term residents of the United States as defined in Section 877 of the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares, (i) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address U.S. state, local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, nor does it address U.S. federal tax consequences other than income tax. Each U.S. Holder should consult its own tax advisors regarding these and other tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Reduced Tax Rates for Certain Dividends

A dividend paid  by the Company on or before December 31, 2012 may be taxed at the preferential tax rates applicable to long-term capital gains (generally, a 15% federal tax rate) if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

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

Although preferential tax rates currently apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust, such preferential tax rates are not available if the Company is a PFIC, unless a “qualified electing fund” (“QEF”) election is made, as described below. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

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

The Company believes that it was a PFIC for the taxable year ended December 31, 2009 and that it will be a PFIC for the taxable year ending December 31, 2010. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

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

Mark-to-Market Election

As an alternative to the foregoing rules, a U.S. Holder may make a Mark-to-Market.  A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to dispositions of, and certain distributions on, the Common Shares.

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

Newly Enacted Legislation

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, the Company may require U.S. Holders to provide certain tax and reporting information necessary for the Corporation to comply with new reporting obligations.  If a U.S. Holder does not provide such information, the U.S. Holder will generally be subject to U.S. withholding tax on payments made by the Company on or after January 1, 2013, in accordance with this new legislation.

F.	Dividend and paying agents

Not Applicable

G.	Statement by experts.

The references herein to excerpts of or summaries from the “Gahcho Kué Project, Definitive Feasibility Study, NI 43-101 Technical Report, Northwest Territories, Canada” dated December 1, 2010 (Information effective as of October 15, 2010)” have been consented to by Daniel D. Johnson, P.Eng., Michael Makarenko, P.Eng, and Kenneth Meikle, P.Eng.,  all of JDS at Suite 4 - 1441 St. Paul Street, Kelowna, British Columbia, Canada V1Y 2E4.

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

Item 11.            Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. Certain of these shares are listed under current assets on the Company's balance sheet as at December 31, 2010 as "Marketable Securities" at an amount of $23,062, which is their quoted market value.  Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to U.S. GAAP, as applicable.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2010.

(c)	Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of December 31, 2010. For KPMG LLP’s report, see Item 19 of this Annual Report on Form 20-F.

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

Item 16B.         Code of Ethics.

The Board of Directors, on February 2, 2003, adopted a Code of Ethics (the "Code") entitled "Ethics and Conflict of Interest Policy" which applies to each of the directors and officers of the Company and its affiliates. A copy of the 2003 Code has been previously filed. On May 29, 2006 the Board of Directors adopted an updated and expanded set of Corporate Governance Policies, which replaced the 2003 Code.  On September 7, 2010, the Board of Directors approved an updated set of the 2006 Corporate Governance Policies.  A copy of the updated 2006 Corporate Governance Policies is included as Exhibit 11.1 to this Annual Report.

The Corporate Governance Policy governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The updated 2006 Corporate Governance Policies address the following:

•
compliance with all the laws and regulations identified therein and with the requirements of the U.S. Securities and Exchange Commission as mandated by the Sarbanes-Oxley Act of 2002, and the requirements of the Toronto Stock Exchange;

•	corporate opportunities and potential conflicts of interest;

•	the quality of public disclosures;

•	the protection and appropriate use of the Company's assets and resources;

•	the protection of confidential information;

•	insider trading;

•	fair behaviour; and

•	reporting violations of the Policy or Board Directives.

The Company has also adopted an Insider Trading Policy which applies to all employees of the Company.

The Company will provide a copy of the updated 2006 Corporate Governance Policies to any person, without charge.  To obtain a copy without charge, send a request, in writing, to the Company at Mountain Province Diamonds Inc., Attention:  Corporate Secretary, 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario, Canada M5H 2Y4.

Item 16C.         Principal Accountant Fees and Services.

A.	Audit Fees

"Audit Fees" are the aggregate fees billed by KPMG LLP (“KPMG”) for the audit of the Company's consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Company's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate audit fees billed in fiscal December 31, 2010 by KPMG were $182,500 including fees for reviews of March 31, 2010, June 30, 2010 and September 30, 2010 and comparative quarters.  The Company was billed $128,950 in the fiscal nine month period ending December 31, 2009.  All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements including IFRS, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. "Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2010 were $30,000 and $70,000 for the fiscal nine-month period ending December 31, 2009.  All such services were approved by the Audit Committee.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal December 2010 by KPMG were $12,000 (fiscal nine-month period ending December 31, 2009 - $13,900) pertaining to tax compliance.  These services were approved by the Audit Committee.

D.	All Other Fees

In the fiscal year ending December 31, 2010, aggregate fees billed by KPMG were $nil for advice.  KPMG charged $7,200 for advice pertaining to the amended and restated Joint Venture in the nine-month period ended December 31, 2009.

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended December 31, 2010, have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

Item 16F.          Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.         Corporate Governance.

NYSE Amex Corporate Governance Matters
The MPV Shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:
•
Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement (set forth in its Articles) is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

•
Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

•
Shareholder Approval Requirement: The Company will follow the Canadian securities regulatory authorities and TSX rules for shareholder approval of new issuances of its common shares. Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

•
Board of Director Nomination Requirements: the NYSE Amex requires Board of Director nominations must be either selected, or recommended for the Board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors.  The Company currently does not have a nominating committee and follows the Canadian securities regulatory authority and Toronto Stock Exchange rules with respect to the nomination and selection of directors. The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

•
Executive Sessions: the NYSE Amex requires the Company to hold meetings of its Board of Directors on at least a quarterly basis. The independent directors should meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.  The Company follows the Canadian securities regulatory authority and Toronto Stock Exchange rules. The Company is not required to, and currently does not, conduct executive sessions without the presence of non-independent directors and management.

PART III

Item 17.            Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Material measurement differences between GAAP in Canada and GAAP in the United States applicable to the Company are described in Note 9 to the Consolidated Financial Statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and filed as part of this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the financial statements.

For audited financial statements for the year ended December 31, 2010, the nine months ended December 31, 2009, and the year ended March 31, 2009, please see Item 19 below.

Item 18.            Financial Statements.

Not Applicable.

Item 19.            Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the year ended December 31, 2010, the fiscal nine months ended December 31, 2009 and the year ended March 31, 2009 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2010 and December 31, 2009.

•	Consolidated Statements of Operations and Deficit for the year ended December 31, 2010, the fiscal nine-month period ended December 31, 2009, and the year ended March 31, 2009.

•
Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income for the year ended December 31, 2010, the fiscal nine-month period ended December 31, 2009, and the year ended March 31, 2009.

•	Consolidated Statements of Cash Flows for the year ended December 31, 2010, the fiscal nine-month period ended December 31, 2009, and the year ended March 31, 2009.

•	Notes to the Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.
(Company)

By: “Patrick C. Evans”
(Signature)*
Date: March 31, 2011
Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report:		Remarks.

Exhibit
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006, and updated September 7, 2010	-
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
15.1	Independent Qualified Persons’ Technical Report dated April 20, 2009 entitled Gahcho Kué Kimberlite Project NI 43-101 Technical Report prepared by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng., all of AMEC Americas Limited.	(6)
15.2	Independent Qualified Persons’ Technical Report dated December 1, 2010 (with Information Effective as of October 15, 2010) entitled “Gahcho Kué Definitive Feasibility Study NI 43-101 Technical Report” prepared by Daniel D. Johnson, Mike Makarenko, and Ken Meikle, all of JDS Energy and Mining Inc.	(7)
15.3	Consents for inclusion of the Technical Report in Exhibit 15.1 and reference in Form 20-F	(6)
15.4	Consents for use of information of the Technical Report in Exhibit 15.2 and reference in Form 20-F	-

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

(7)     Previously filed under Form 6K dated December 3, 2010, and incorporated by reference.

Appendix

Item 17.  Financial Statements

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

For the year ended December 31, 2010, the nine-month period ended December 31, 2009 and the year ended March 31, 2009

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

“Patrick Evans”
Patrick C. Evans
President and Chief Executive Officer

“Jennifer Dawson”
Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary
March 30, 2011

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone(416) 777-8500 Fax(416) 777-8818 Internetwww.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2010 and December 31, 2009 and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for the year ended December 31, 2010, the nine-month period ended December 31, 2009, and the year ended March 31, 2009.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as of December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for the year ended December 31, 2010, the nine-month period ended December 31, 2009 and the year ended March 31, 2009 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 30, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 30, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone(416) 777-8500 Fax(416) 777-8818 Internetwww.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting within its Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2010 and 2009, and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for the year ended December 31, 2010, the nine-month period ended December 31, 2009, and the year ended March 31, 2009, and our report dated March 30, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(In Canadian dollars)

	December 31,	December 31,
	2010	2009

ASSETS
Current assets
Cash and cash equivalents (Note 4)	$23,778,053	$208,559
Short-term investments (Note 4)	9,777,089	9,733,718
Marketable securities (Note 3)	23,062	13,431
Amounts receivable	499,192	269,979
Advances and prepaid expenses	134,174	39,173

	34,211,570	10,264,860
Property and equipment	42,753	44,100
Interest in Gahcho Kué Joint Venture (Note 5)	83,051,319	73,437,586

Total assets	$117,305,642	$83,746,546

LIABIILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,760,390	1,949,489

Long-term liabilities
Future income tax liabilities (Note 7)	4,100,008	5,176,881

Asset retirement obligation relating to Gahcho Kué Joint Venture (Note 5)	3,281,215	5,103,875

Shareholders' equity:
Share capital (Note 6)	133,054,164	97,312,714
Value assigned to warrants (Note 6)	1,545,926	1,870,564
Contributed surplus (Note 6)	1,026,302	1,238,302
Deficit	(30,480,793)	(28,914,078)
Accumulated other comprehensive income	18,430	8,799

Total shareholders' equity	105,164,029	71,516,301

Total liabilities and shareholders' equity	$117,305,642	$83,746,546

Commitments and Contingencies (Note 5)
Subsequent events (Notes 5 and 6(c) and 6(d))

See accompanying notes to consolidated financial statements.

On Behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
For the year ended December 31, 2010, nine months ended December 31, 2009 and the year ended March 31, 2009
(In Canadian dollars)

	(12 months	(9 months	(12 months
	ended)	ended)	ended)
	December 31,	December 31,	March 31,
	2010	2009	2009

Expenses:
Accretion on asset retirement obligation	$(398,102)	$(190,064)	$-
Consulting fees	(721,987)	(526,947)	(639,987)
Gahcho Kué Project management fee	(162,613)	(20,725)	-
Office and administration	(200,274)	(199,161)	(74,242)
Professional fees	(340,051)	(350,994)	(185,011)
Promotion and investor relations	(78,499)	(154,029)	(82,816)
Salary and benefits	(45,162)	(122,917)	(46,371)
Stock-based compensation (Note 6)	-	(268,405)	(574,200)
Transfer agent and regulatory fees	(124,255)	(104,396)	(115,856)
Travel	(117,107)	(42,351)	(78,685)

Net loss for the period before the undernoted	(2,188,050)	(1,979,989)	(1,797,168)

Other income:
Interest income	122,590	11,965	36,782

Net loss for the period before tax recovery	(2,065,460)	(1,968,024)	(1,760,386)

Future income tax recovery (Note 7)	498,745	509,686	222,796

Net loss for the period	(1,566,715)	(1,458,338)	(1,537,590)
Deficit, beginning of period	(28,914,078)	(27,455,740)	(25,918,150)

Deficit, end of period	$(30,480,793)	$(28,914,078)	$(27,455,740)

Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.03)

Weighted average number of shares
outstanding	70,833,448	62,023,496	59,929,348

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Comprehensive Income
For the year ended December 31, 2010, nine months ended December 31, 2009 and the year ended March 31, 2009
(In Canadian dollars)

	(12 months	(9 months	(12 months
	ended)	ended)	ended)
	December 31,	December 31,	March 31,
	2010	2009	2009

Net loss for the period	$(1,566,715)	$(1,458,338)	$(1,537,590)

Other comprehensive (loss) income
Change in fair value of available-for-sale
marketable securities	9,631	7,473	(31,611)

Comprehensive loss for the period	$(1,557,084)	$(1,450,865)	$(1,569,201)

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)

	(12 months	(9 months	(12 months
	ended)	ended)	ended)
	December 31,	December 31,	March 31,
	2010	2009	2009

Balance, beginning of period	$8,799	$1,326	$32,937

Change in fair value of available-for-sale
marketable securities	9,631	7,473	(31,611)
Balance, end of period	$18,430	$8,799	$1,326

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Cash Flows
For the year ended December 31, 2010, nine months ended December 31, 2009 and the year ended March 31, 2009
(In Canadian dollars)

	(12 months	(9 months	(12 months
	ended)	ended)	ended)
	December 31,	December 31,	March 31,
	2010	2009	2009

Cash provided by (used in):
Operating activities:
Net loss for the period	$(1,566,715)	$(1,458,338)	$(1,537,590)
Items not involving cash:
Accretion on asset retirement obligation	398,102	190,064	-
Future income tax recovery	(498,745)	(509,686)	(222,796)
Stock-based compensation	-	268,405	574,200

Changes in non-cash operating working capital:
Amounts receivable	(229,213)	(138,749)	65,980
Advances and prepaid expenses	(95,001)	30,326	(317)
Accounts payable and accrued liabilities	1,003,323	230,467	(21,367)

	(988,249)	(1,387,511)	(1,141,890)

Investing activities:
Investment in Gahcho Kué Joint Venture	(10,025,570)	(2,215,704)	(177,393)
(Investment in) redemption of short-term investments	(43,371)	(9,501,782)	1,205,441

	(10,068,941)	(11,717,486)	1,028,048

Financing activities:
Shares issued for cash, net of costs	33,048,756	12,647,786	-
Shares issued from option exercises	326,000	600,360	34,502
Shares issued from warrant exercises	1,251,928	-	-

	34,626,684	13,248,146	34,502

Increase (decrease) in cash and cash equivalents	23,569,494	143,149	(79,340)
Cash and cash equivalents, beginning of period	208,559	65,410	144,750

Cash and cash equivalents, end of period	$23,778,053	$208,559	$65,410

Supplemental disclosure of
non-cash investing activities:
Changes in liabilities of
mineral interests	$1,807,578	$1,296,700	$-

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

1.	Nature of Operations:

Mountain Province Diamonds Inc. (the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act.  The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006.  The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has completed a feasibility study indicating that its Gahcho Kué property contains mineral reserves that are economically recoverable.  The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Joint Venture” is dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write-off costs capitalized to date.

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

The Company changed its year-end from March 31 to December 31, effective December 31, 2009, to align its fiscal year-end with that of De Beers Canada, the operator of the Gahcho Kué Project.

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

2.	Significant Accounting Policies and Future Accounting Policy Changes:

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.All intercompany amounts and transactions have been eliminated on consolidation.The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 5).

(b) Cash and cash equivalents and short-term investments:

Cash and cash equivalents consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 4).

(c) Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at market value, which is also considered to be fair value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. The changes in fair market value are recorded within the Statement of Accumulated Other Comprehensive Income. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
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

Specifically, direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company or the Gahcho Kué joint venture are deferred until the property is brought into production, at which time, the deferred costs will be amortized on a unit-of-production basis, or until the property is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made.  The recovery of costs of mining claims and deferred exploration costs is dependent upon successful permitting, the ability of the Company and its partner De Beers Canada Inc. to obtain the necessary financing to complete development, and future profitable production or proceeds from disposition of the property.

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

2.         Significant Accounting Policies and Future Accounting Policy Changes (continued):

Significant Accounting Policies (continued):

(d)	Interest In Gahcho Kué Joint Venture (continued):

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

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the units-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional or reduced asset retirement costs).

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

2.         Significant Accounting Policies and Future Accounting Policy Changes (continued):

Significant Accounting Policies (continued):

(h)	Basic loss per share:

Basic (loss) earnings per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options.  Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

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

The fair values of the Company's cash, short-term investments, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments. The fair value of marketable securities is disclosed in Note 3.

(k)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration if capitalization criteria are met, asset retirement obligations, the assumptions used in determining the fair value of stock options and warrants, and the calculations of future income tax assets and liabilities. Actual results could materially differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

2.         Significant Accounting Policies and Future Accounting Policy Changes (continued):

Future Accounting Policy Changes:

 Business combinations, consolidated financial statements, non-controlling interests and comprehensive revaluation of assets and liabilities:

For interim and annual financial statements relating to its fiscal year commencing January 1, 2011, the Company will be required to adopt The Canadian Institute of Chartered Accountants’ (“CICA”) new Handbook Section 1582, Business Combinations (“Section 1582”) (replacing Section 1581 Business Combinations), Section 1601, Consolidated Financial Statements (“Section 1601”), Section 1602, Non-Controlling Interests (“Section 1602”) and Section 1625, Comprehensive Revaluation of Assets and Liabilities “Section 1625”).

Section 1582 establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended December 31, 2010.

Section 1601, with the new Section 1602, replaces the former Section 1600, Consolidated Financial Statements, and establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1625 is amended as a result of Section 1582, Section 1601 and Section 1602, and applies prospectively.

International Financial Reporting Standards (“IFRS”):

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company’s first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

 3.        Marketable Securities:

The quoted market value of marketable securities at December 31, 2010 was $23,062 (December 31, 2009 - $13,431).  The original cost of these marketable securities at December 31, 2010 was $4,632 (December 31, 2009 - $4,632).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
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

The Company’s financial assets as at December 31, 2010 measured at fair value consist of cash and cash equivalents, short-term investments and marketable securities which are classified as Level 1.

Financial Assets and Liabilities

 Information regarding the Company’s financial assets and liabilities at December 31, 2010 and December 31, 2009 is summarized as follows:

		2010		2009
		Carrying		Carrying
	Fair Value	Value	Fair Value	Value

Held-for-trading -
Cash and cash equivalents	$23,778,053	$23,778,053	$208,559	$208,559
Short-term investments	9,777,089	9,777,089	9,733,718	9,733,718
	$33,555,142	$33,555,142	$9,942,277	$9,942,277
Available-for-sale
Marketable securities	$23,062	$23,062	$13,431	$13,431
Loans and receivables
Amounts receivable	$499,192	$499,192	$269,979	$269,979
Other liabilities
Accounts payable and accrued	$4,760,390	$4,760,390	$1,949,489	$1,949,489
liabilities

The short-term investments at December 31, 2010 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution purchased with original maturities between January and June 2011.  The GICs held at December 31, 2010 are carried at fair market value.  Given the GICs’ low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest.  There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure

Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at December 31, 2010 and December 31, 2009 under its financial instruments is summarized as follows:

	2010	2009

Amounts receivable:
Currently due	$131,903	$269,979
Past due by 90 days or less,
not impaired	126,048	-
Past due by greater than 90 days,
not impaired	241,241	-

	$499,192	$269,979

Cash and cash equivalents	$23,778,053	$208,559
Short-term investments	9,777,089	9,733,718

	$33,555,142	$9,942,277

All of the Company’s cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant.  The short-term investments are cashable in whole or in part, generally with interest, at any time to maturity.  Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable.  The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of approximately $499,000.

The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes.  It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.  The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period.  Other than minimal office space rental commitments, there are no other operating lease commitments.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure (continued)

Market Risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market prices.  They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included.  The original cost of the marketable securities is $4,632.  The Company’s exposure to market risk is not considered to be material.

Foreign Currency Risk
The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash.  A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $16,000 decrease or increase, respectively, in both net and comprehensive loss.  The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar as almost all of its operations are located in Canada.  Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk
The Company has no significant exposure at December 31, 2010 to interest rate risk through its financial instruments.  The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term.  The Company has no interest-bearing debt.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

5.         Interest in Gahcho Kué Joint Venture:

	2010	2009

Balance, beginning of period	$73,437,586	$65,161,533

Changes in the year

Change in asset retirement obligation relating to Gahcho Kué
Joint Venture	(2,220,762)	4,913,811
Change in proportionate share of Gahcho Kué
net capitalized costs for the period	1,022,371	57,441
Technical consulting	100,410	18,384
Sunk cost repayment	2,837,596	1,290,838
Company portion of feasibility study costs	3,107,775	1,339,304
Company portion of project costs	4,718,350	646,735
Mining claims and lease costs(a)	47,993	9,540
Total change in period	9,613,733	8,276,053

Balance, end of period	$83,051,319	$73,437,586

The Company holds a 49% interest in the Gahcho Kué Project (the “Project”) located in the Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest.  The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).  The Company considers that the Gahcho Kué joint venture is a related party under CICA Handbook Section 3840, “Related Party Transactions”.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

5.        Interest in Gahcho Kué Joint Venture (continued):

(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•
$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; recorded as “company portion of project costs”);

•	Up to $5,100,000 in respect of De Beers Canada’s share of the costs of the feasibility study; ($4,128,434 to December 31, 2010, recorded as “sunk cost repayment”);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement);
•	$10,000,000 following the issuance of the construction and operating permits;
•	$10,000,000 following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

Subsequent to the year end, the Company made a payment to De Beers Canada of $10 million representing the payment required with the completion of the feasibility study with a 15% IRR, pending the Joint Venture Management Committee’s approval for the necessary development work.

The Company has agreed that its marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements effective July 4, 2009.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

5.         Interest in Gahcho Kué Joint Venture (continued):

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the years ended December 31, 2010 and 2009:

	2010	2009

Results of operations:
Revenue	$-	$-
Expenses	560,715	210,789
Proportionate share of net loss	$(560,715)	$(210,789)

Cash flows:
Operating activities	$(192,994)	$(126,786)
Financing activities	6,466,046	60,839,466
Investing activities	(6,273,052)	(60,712,680)
Proportionate share of change in
cash and cash equivalents	$-	$-

	2010	2009

Financial position:
Current assets	$136,442	$106,061
Long-term assets	71,657,718	66,000,782
Current liabilities	(1,207,433)	(163,502)
Long-term liabilities	(3,281,215)	(5,103,875)
Proportionate share of net assets	$67,305,512	$60,839,466

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

5.         Interest in Gahcho Kué Joint Venture (continued):

Asset Retirement Obligation

The fair value of the Gahcho Kué asset retirement obligation was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be approximately $18.7 million), expected timing of cash flow payments required to settle the obligations between 2011 and 2028, a credit-adjusted risk-free discount rate of 7.8%, and an inflation rate of 2.25%.

The balance of the asset retirement obligation at December 31, 2010 and 2009 is as follows:

	2010	2009

Balance, beginning of period	$5,103,875	$-
Asset retirement obligation recorded
as a result of the 2009 Agreement	-	4,913,811
Change in estimate of discounted cash flows for the year	(2,220,762)	-
Accretion recorded during the period	398,102	190,064

Balance, end of period	$3,281,215	$5,103,875

There is no security posted against the Asset Retirement Obligation as at December 31, 2010.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

6.	Share Capital and Contributed Surplus:

(a)        Authorized:

Unlimited common shares, without par value

            (b)        Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2009	59,932,381	$85,870,841
Exercise of stock options	365,365	600,360
Value of stock options exercised	-	294,903
Issuance of shares from financing, net of costs	6,334,000	10,546,610

Balance, December 31, 2009	66,631,746	$97,312,714
Exercise of stock options	150,000	326,000
Value of stock options exercised	-	212,000
Exercise of warrants	558,134	1,251,928
Transfer from value of warrants	-	324,638
Issuance of shares from financing, net of costs	10,076,177	33,626,884

Balance, December 31, 2010	77,416,057	$133,054,164

On August 4, 2009, the Company completed a private placement. An aggregate of 3,000,000 Units of the Company were issued at a price of $1.50 per Unit for aggregate gross proceeds of $4,500,000. Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.  (See also Note 6(d) for the value assigned to the warrants).  Two related parties, a director and an officer, participated in the private placement for a total of 40,000 Units.

On December 8, 2009, the Company announced that it had closed a bought deal financing (the “Offering”) under which the Company issued 3,334,000 Units in consideration for $2.70 per Unit to raise gross proceeds of $9,001,800.  Each Unit was comprised of one common share and one-half of a common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months.  As well, the underwriters of the Offering subscribed to 50,000 common share purchase warrants for $0.268 each for gross proceeds of $13,400.  (See also Note 6(d) for the value assigned to the warrants).

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per common share, to raise gross proceeds of $11,499,972.

On November 18, 2010, the Company completed a private placement financing of 4,600,000 common shares at $5.00 per share for gross proceeds of $23,000,000.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

6.	Share Capital and Contributed Surplus (continued):

(c)   Stock options:

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.

The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at December 31, 2010, there were 5,075,139 shares available to be issued under the Plan.

The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2009	1,300,000	1.72
Granted	300,000	1.72
Exercised	(365,365)	1.64

Balance, December 31, 2009	1,234,635	$1.75
Exercised	(150,000)	2.17

Balance, December 31, 2010	1,084,635	$1.69

During the year ended December 31, 2010, 150,000 options were exercised for proceeds of $326,000 (2009 - $600,360).

The following are the stock options outstanding and exercisable at December 31, 2010.

	Black-		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

January 30, 2011	$321,100	100,000	0.01 years	$4.50
November 23, 2013	436,797	684,635	1.83 years	$1.26
August 25, 2014	268,405	300,000	1.01 years	$1.72

	$1,026,302	1,084,635	2.85 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

6.	Share Capital and Contributed Surplus (continued):

(c)   Stock options (continued):

 Subsequent to the year end, 120,000 options were exercised for proceeds of $475,200.

As well, subsequent to the year end, the Board of Directors approved a grant of 100,000 options to the President and Chief Executive Offer, and 50,000 options to the Chief Financial Officer.  The grant date was January 10, 2011, the exercise price is $6.13, and the options have a five year term expiring January 9, 2016.  The options vested immediately.  The Company has valued these options at $487,084 using the Black-Scholes options pricing model with assumptions as noted below, and expensed them in January 2011.

Dividend yield	0%
Expected volatility	60.22%
Risk-free interest rate	2.46%
Expected life	5 years
Weighted average fair value of options issued	$3.247

(d)    Warrants:

The Company’s financing, which closed on August 4, 2009, involved an aggregate of 3,000,000 Units of the Company at a price of $1.50 per Unit. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 per common share for a period of 18 months.

The Company’s Offering, which closed on December 8, 2009, involved an aggregate of 3,334,000 Units at a price of $2.70 per Unit.  Each Unit comprises one common share of the Company and one-half of a common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months.  In addition, the underwriters of the bought deal financing were issued 50,000 common share purchase warrants for consideration of $0.268 each with the same exercise price of $3.20 per common share and the same period of 18 months.

The following presents the continuity of warrants outstanding:

	Number of
	Warrants	Amount

Balance, March 31, 2009	-	$-
Issued, net of costs	3,217,000	1,870,564

Balance, December 31, 2009	3,217,000	$1,870,564
Exercised	(558,134)	(324,638)

Balance, December 31, 2010	2,658,866	$1,545,926
 During the year ended December 31, 2010, 558,134 warrants were exercised for proceeds of $1,251,928.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

6.	Share Capital and Contributed Surplus (continued):

(d)    Warrants (continued):

The following is a summary of warrants outstanding at December 31, 2010:

Date of Issue	Number of Warrants	Exercise Price	Expiry Date

August 4, 2009	1,054,916	$2.00	February 5, 2011
December 8, 2009	1,603,950	$3.20	June 8, 2011

Total	2,658,866

Subsequent to the year end, the remaining 1,054,916 warrants with an exercise price of $2.00 per common share were exercised before their expiry date of February 5, 2011, for gross proceeds of $2,109,832.

Additionally, 56,000 warrants with an exercise price of $3.20 per common share were exercised for gross proceeds of $179,200.

(e)    Contributed surplus:

Amount

Balance, March 31, 2008	$945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	1,264,800
Recognition of stock-based compensation expense	268,405
Value on exercise of stock options transferred to share capital	(294,903)

Balance, December 31, 2009	1,238,302
Value on exercise of stock options transferred to share capital	(212,000)

Balance, December 31, 2010	$1,026,302

(f)         Shareholder Rights Plan:

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the “Rights Plan”), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010.  The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

7.         Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the year ended December 31, 2010 (nine months ended December 31 2009 - 26.5% and year ended March 2009 - 26.5%) to loss before income taxes.  The reasons for the differences are primarily as a result of the following:

The components that give rise to future income tax assets and future tax liabilities are as follows:

	(12 months	(9 months	(12 months
	ended)	ended)	ended)
	December 31,	December 31,	March 31,
	2010	2009	2009

Loss before income taxes	$2,065,460	$1,968,024	$1,760,386

Tax recovery calculated using
statutory rates	547,347	521,526	466,500
Expenses not deductible for taxation	(9,522)	(71,127)	(152,163)
Other (return to provision adjustments)	(39,080)	59,287	(91,541)

	$498,745	$509,686	$222,796

	(12 months	(9 months	(12 months
	ended)	ended)	ended)
	December 31,	December 31,	March 31,
	2010	2009	2009
Interest in Gahcho Kué Joint Venture	$(7,580,405)	$(6,114,483)	$(6,369,281)
Loss carry forwards	3,351,702	1,208,362	992,556
Share issuance costs	418,856	-	-
	(3,809,847)	(4,906,121)	(5,376,725)
Valuation allowance	(290,161)	(270,760)	(309,842)

Net future income tax asset (liability)	$(4,100,008)	$(5,176,881)	$(5,686,567)

At December 31, 2010, the Company has available losses for income tax purposes totaling approximately $12.6 million, expiring at various times from 2011 to 2030. Of the available losses, $0.8 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $51 million, which may be carried forward and utilized to reduce future taxable income. Included in the $51 million of tax pools is $29 million which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

8.         Capital Management:

The Company considers its capital structure to consist of share capital, contributed surplus, options and warrants. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s main property, Gahcho Kué, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities.  In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2010.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

9.         Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 1, these financial statements have been prepared in accordance with Canadian GAAP. A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) follows:

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

Included in the Interest in Gahcho Kué Joint Venture balance sheet item are deferred exploration costs.  In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - Accounting by Mining Enterprises for Exploration Costs, updated by EIC 174 - Mining Exploration Costs in March 2009, which affects mining companies with respect to the deferral of exploration costs. EIC 174 refers to CICA Handbook Section 3061, Property, Plant and Equipment, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Under Canadian GAAP, the Company considers certain exploration costs to have characteristics of property, plant and equipment and, accordingly, defers such costs as part of its costs of its Interest in the Gahcho Kué Joint Venture. Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the US Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

Under Canadian GAAP, the Company has recorded a future income tax liability in connection with the value of the mineral property acquired as part of the investment in Camphor Ventures Inc. in the year ended March 31, 2008.  During the year ended December 31, 2010, the Company determined that this future income tax liability should not be recognized for US GAAP purposes as the carrying value of the mineral property for US GAAP purposes was less than its tax basis and also determined that the previously recorded adjustment to expense deferred exploration costs in the balance sheet reconciliation was overstated by $4,913,811.  The Company has revised comparative figures to correct the immaterial inpact of these items.  Accordingly, the Company has included a reconciliation of total liabilities under US GAAP and has corrected the adjustment for deferred exploration costs in the balance sheet reconciliation in Note 9(c) below.  This recast also resulted in an increase in net loss of $509,686 in the 9-month period ended December 31, 2009 and $222,796 in the year ended March 31, 2009 from amounts previously reported.

In addition, during the year, the Company incurred certain share issue costs with the private placements described in Note 6(b), and recorded a future income tax asset in connection with these costs.  Under US GAAP, a future income tax asset would not be recognized.  Accordingly, the Company has reflected this amount as a reconciling item in Note 9(c) below.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

9.         Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(b)	Recent accounting pronouncements:

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the supplemental pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is still assessing the potential impact of this ASU on its future disclosure requirements.

In April 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-13, Compensation - Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2010 and are not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements. This ASU amended the guidance on subsequent events and will no longer require that an SEC filer disclose the date through which subsequent events have been evaluated. The amendment is effective upon issuance. The adoption of this ASU had no impact on the consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements). The new disclosures now required by the amended guidance include the amounts of significant transfers in and/or out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and a reconciliation of the activities in Level 3 fair value measurements on a gross basis. In addition, this ASU clarifies the existing disclosure requirements for level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this ASU had no impact on the consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

9.         Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(b)	Recent accounting pronouncements (continued):

On January 1, 2010, the Company adopted the amended ASC Topic 810, Consolidation (formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R)). The amendments were intended to address the effects on certain provisions of ASC Subtopic 810-10, as a result of the elimination of the qualifying special-purpose entity concept; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation did not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. The Company’s adoption of ASC Topic 810 was effective as of January 1, 2010.  The adoption of ASC Topic 810 did not have an impact on the consolidated financial statements.

On January 1, 2010, the Company adopted the amended ASC Topic 860, Transfers and Servicing, (formerly SFAS No. 166, Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140) which eliminated the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. The Company’s adoption of ASC Topic 860 was effective as of January 1, 2010.The adoption of ASC Topic 860 did not have an impact on the consolidated financial statements.

On January 1, 2010, the Company adopted ASC No. 855, Subsequent Events.  ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  The Statement sets forth:
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

The adoption of ASC No. 855 did not have any impact on the Company’s consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

9.         Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(c)	Reconciliation:

The effects of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows are summarized as follows:

	December 31,	December 31,
	2010	2009

Total assets:
Total assets, under Canadian GAAP	$117,305,642	$83,746,546
Adjustment for future income tax liability (Note 9(a))	(6,131,529)	(6,131,529)
Adjustment for deferred exploration costs (Note 9(a))	(46,405,397)	(34,570,902)

Total assets, under US GAAP	$64,768,716	$43,044,115

Total liabilities:
Total liabilities, under Canadian GAAP	$12,141,613	$12,230,245
Adjustment for future income tax liability (Note 9(a))	(4,100,008)	(5,176,881)

Total liabilities, under US GAAP	$8,041,605	$7,053,364

Shareholders’ equity:
Shareholders’ equity, under Canadian GAAP	$105,164,029	$71,516,301
Adjustment for future income tax liability (Note 9(a))	(1,453,393)	(954,648)
Adjustment for future income tax asset on
share issue costs (Note 9(a))	(578,128)	-
Adjustment for deferred exploration costs (Note 9(a)	(46,405,397)	(34,570,902)

Shareholders’ equity, under US GAAP	$56,727,111	$35,990,751

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
(In Canadian dollars)

9.         Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(d)      Reconciliation (continued):

	(12 months	(9 months	(12 months
	ended)	ended)	ended)
	December 31,	December 31,	March 31,
	2010	2009	2009

Net loss for the period:
Net loss for the period,
under Canadian GAAP	$(1,566,715)	$(1,458,338)	$(1,537,590)
Adjustment for future income tax liability (Note 9(a))	(498,745)	(509,686)	(222,796)
Adjustment for deferred exploration
expenditures (Note 9(a))	(11,834,495)	(3,427,067)	(177,393)

Net loss for the period, under US GAAP	(13,899,955)	(5,395,091)	(1,937,779)

Other Comprehensive income:
Change in fair value of available for sale
marketable securities	9,631	7,473	(31,611)

Comprehensive loss for the period
under US GAAP	$(13,890,324)	$(5,387,618)	$(1,969,390)

Basic and diluted loss per share,
under US GAAP	$(0.20)	$(0.09)	$(0.03)

Cash used in operating activities:
Cash used in operating
activities, under Canadian GAAP	$(988,249)	$(1,387,511)	$(1,141,890)
Adjustment for deferred exploration costs
(Note 9(a))	(10,025,570)	(2,215,704)	(177,393)

Cash used in operating activities,
under US GAAP	$(11,013,819)	$(3,603,215)	$(1,319,283)

Cash provided (used) in investing activities:
Cash provided (used) in investing activities,
under Canadian GAAP	$(10,068,941)	$(11,717,486)	$1,028,048
Adjustment for deferred exploration costs
(Note 9(a))	10,025,570	2,215,704	177,393

Cash provided (used) in investing activities
under US GAAP	$(43,371)	$(9,501,782)	$1,205,441

