Form 20-F
period 2011-12-31
Mountain Province Diamonds Inc.
filed 2012-03-30
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario Canada M5J 2S1

 (Address of principal executive offices)

Jennifer Dawson – 416-361-3562

Fax: 416-603-8565; Email: j.dawson@mountainprovince.com

161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario Canada M5J 2S1

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

80,345,558

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☒	Other ☐
as issued by the International Accounting
Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

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

☐ Yes ☐ No

Not Applicable

TABLE OF CONTENTS

GLOSSARY		v

GLOSSARY OF TECHNICAL TERMS		ix

PART I

Item 1	Identity of Directors, Senior Management and Advisors.	1

Item 2	Offer Statistics and Expected Timetable.	1

Item 3	Key Information.	1

A.	Selected financial data.	1

B.	Capitalization and indebtedness.	3

C.	Reasons for the offer and use of proceeds.	3

D.	Risk factors.	3

Item 4	Information on the Company.	11

A.	History and development of the Company.	11

B.	Business Overview.	14

C.	Organizational structure.	18

D.	Property, plants and equipment.	18

Item 4A	Unresolved Staff Comments	47

Item 5	Operating and Financial Review and Prospects.	47

A.	Operating results.	47

B.	Liquidity and capital resources.	48

C.	Research and development, patents and licenses, etc.	49

D.	Trend information.	49

E.	Off-balance sheet arrangements.	49

F.	Tabular disclosure of contractual obligations.	49

Item 6	Directors, Senior Management and Employees.	50

A.	Directors and Senior Management.	50

B.	Compensation.	53

C.	Board practices.	55

ii

D.	Employees.	56

E.	Share ownership.	56

Item 7	Major Shareholders and Related Party Transactions.	58

A.	Major shareholders.	58

B.	Related party transactions.	58

C.	Interests of experts and counsel.	59

Item 8	Financial Information.	59

A.	Consolidated Statements and Other Financial Information.	59

B.	Significant Changes.	59

Item 9	The Offer and Listing.	59

A.	Offer and Listing Details.	59

B.	Plan of Distribution.	60

C.	Markets.	61

D.	Selling Shareholders.	61

E.	Dilution.	61

F.	Expenses of the Issuer.	61

Item 10	Additional Information.	61

A.	Share capital.	61

B.	Memorandum and articles of association.	61

C.	Material contracts.	64

D.	Exchange controls.	65

E.	Taxation.	67

F.	Dividends and paying agents.	75

G.	Statement by experts.	75

H.	Documents on display.	75

I.	Subsidiary Information.	75

Item 11	Quantitative and Qualitative Disclosures About Market Risk.	76

Item 12	Description of Securities Other than Equity Securities.	76

iii

iv

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

v

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

GAAP means Canadian generally accepted accounting principles;

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

IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board - a system of generally accepted accounting principles, as applied to Mountain Province’s financial statements beginning with its transition effective January 1, 2010;

JDS means JDS Energy and Mining Inc.;

vi

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

Kennady North Project means the mining leases (4330, 4466, 4467, and 4468) and eight mineral claims staked in 2010 (Kwezi 01 to Kwezi 08) which are 100% owned by Mountain Province in the area around the Gahcho Kué Project and Kennady Lake;

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

vii

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

viii

GLOSSARY OF TECHNICAL TERMS

Adit	A horizontal or nearly horizontal passage driven from the surface for the working of a mine.

Archean	The earliest eon of geological history or the corresponding system of rocks.

Area of Interest	A geographic area surrounding a specific mineral property in which more than one party has an interest and within which new acquisitions must be offered to the other party or which become subject automatically to the terms and conditions of the existing agreement between the parties. Typically, the area of interest is expressed in terms of a radius of a finite number of kilometers from each point on the outside boundary of the original mineral property.

Bulk Sample	Evaluation program of a diamondiferous kimberlite pipe in which a large amount of kimberlite (at least 100 tonnes) is recovered from a pipe.

Carat	A unit of weight for diamonds, pearls, and other gems. The metric carat, equal to 0.2 gram or 200 milligram, is standard in the principal diamond-producing countries of the world.

Caustic Fusion	An analytical process for diamonds by which rocks are dissolved at temperatures between 450-600°C. Diamonds remain undissolved by this process and are recovered from the residue that remains.

Craton	A stable relatively immobile area of the earth's crust that forms the nuclear mass of a continent or the central basin in an ocean.

Diabase	A fine-grained rock of the composition of gabbro but with an ophitic texture.

Dyke	A body of igneous rock, tabular in form, formed through the injection of magma.

Feasibility Study	As defined by Canadian National Instrument 43-101, means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Gneiss	A banded rock formed during high grade regional metamorphism. It includes a number of different rock types having different origins. It commonly has alternating bands of schistose and granulose material.

Indicator mineral	Minerals such as garnet, ilmenite, chromite and chrome diopside, which are used in exploration to indicate the presence of kimberlites.

Jurassic	The period of the Mesozoic era between the Triassic and the Cretaceous or the corresponding system of rocks marked by the presence of dinosaurs and the first appearance of birds.

ix

Kimberlite	A dark-colored intrusive biotite-peridotite igneous rock that can contain diamonds. It contains the diamonds known to occur in the rock matrix where they originally formed (more than 100 km deep in the earth).

Macrodiamond	A diamond, two dimensions of which exceed 0.5 millimeters (mm).

Microdiamond	Generally refers to diamonds smaller than approximately 0.5 mm, which are recovered from acid dissolution of kimberlite rock.

Mineral Reserve	Means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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

xi

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

xii

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

xiii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

Some of the important risks and uncertainties that could affect forward-looking statements are described further in this Annual Report under the headings "Risk Factors", "History and Development of Company," "Business Overview," "Property, plants and equipment," and "Operating and Financial Review and Prospects". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward -looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

xiv

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES – MINING PROPERTIES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Definition Standards”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (the “SEC Guidelines”) under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form. Canadian investors should also refer to the annual consolidated financial statements of the Company as at December 31, 2011, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

xv

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

xvi

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected financial data.

The selected financial data set forth below should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects”, and in conjunction with the consolidated financial statements and related notes of the Company included under “Item 17, Financial Statements."  The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective with the Company’s transition to IFRS on January 1, 2010. Previously, the Company’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences between GAAP and accounting principles in the United States, applicable to the Company, were described in the Company’s previous consolidated financial statements. With the Company’s transition to IFRS effective January 1, 2010, there is no requirement to report the material measurement differences between IFRS and accounting principles in the United States.

The Company's financial statements are set forth in Canadian dollars.

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended December 31, 2011, and 2010 (2010 restated to IFRS), and its fiscal nine month period ended December 31, 2009, and the years ended March 31, 2009 and 2008 as previously reported under GAAP, with differences between GAAP and United States generally accepted accounting principles indicated.  Except as otherwise indicated, dollar amounts presented are equivalent under Canadian and United States generally accepted accounting principles.

For the year ending (except as noted)
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	December 31, 2011 (12 months) IFRS	December 31, 2010 (12 months) (restated to IFRS)	December 31, 2009 (9 months) (as previously reported)	March 31, 2009 (12 months) (as previously reported)	March 31, 2008 (12 months) (as previously reported)
Operating Revenue	nil	nil	nil	nil	nil
Other Revenue including interest	793	123	12	37	62
Working Capital	15,064	24,702	8,315	206	1,567
Net (Loss) Earnings -
Under IFRS:	(11,539)	(14,535)	n/a	n/a	n/a
Under Canadian GAAP:	n/a	n/a	(1,458)	(1,538)	166
Under U.S. GAAP[1]:	n/a	n/a	(5,388)	(1,969)	(70)
Basic and diluted (loss) earnings per share -
Under IFRS:	(0.15)	(0.21)	n/a	n/a	n/a
Under Canadian GAAP:	n/a	n/a	(0.02)	(0.03)	-
Under U.S. GAAP[1]:	n/a	n/a	(0.09)	(0.03)	-
Total Assets -
Under IFRS:	66,557	71,236	n/a	n/a	n/a
Under Canadian GAAP:	n/a	n/a	83,747	65,560	66,764
Under U.S. GAAP[1]:	n/a	n/a	43,044	28,219	29,601
Share Capital
Under IFRS:	146,912	133,345	n/a	n/a	n/a
Under Canadian GAAP:	n/a	n/a	97,313	85,871	85,582
Under U.S. GAAP:	n/a	n/a	97,313	85,871	85,515
Net Assets -
Under IFRS:	57,132	56,022	n/a	n/a	n/a
Under Canadian GAAP:	n/a	n/a	71,516	59,681	60,642
Under U.S. GAAP[1]:	n/a	n/a	35,991	28,028	29,388
Number of Common Shares issued	80,345,558	77,416,057	66,631,746	59,932,381	59,870,881

1 During the year ended December 31, 2010, the Company determined that a future income tax liability recognized for Canadian GAAP in its fiscal year ended March 31, 2008 should not be recognized for U.S. GAAP purposes as the carrying value of the mineral property for US GAAP purposes was less than its tax basis and also determined that the previously recorded adjustment to expense deferred exploration costs in the balance sheet reconciliation was overstated. The Company has revised comparative figures to correct for the immaterial impact of these items in this chart.

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

The Average Rate is set out for each of the periods indicated in the table below.

Dec-11		Dec-10		Dec-09 (nine months)		Mar-09		Mar-08
US$	0.9891	US$	0.9704	US$	0.9034	US$	0.8878	US$	0.9688

The high and low exchange rates for each month during the previous six months are as follows:

Month	High (US$)	Low (US$)
February 2012	$1.0158	$0.9960
January 2012	$1.0034	$0.9713
December 2011	$1.0423	$1.0052
November 2011	$1.0522	$1.0055
October 2011	$1.0658	$0.9892
September 2011	$1.0482	$0.9736

On March 23, 2012, the noon buying rate in Canadian dollars as per the Bank of Canada (the "Exchange Rate") was $1 Canadian = US$1.0018.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable

D.	Risk factors.

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

The Company's Gahcho Kué Project is in the permitting and engineering design stage. The Company’s proposed mining operations may never become profitable. Drilling of the 5034, Hearne, and Tuzo kimberlite pipes has been extensive and has now been completed for purposes for the development of the mine. Reserves have been established through the Feasibility Study but the permitting of the mine is still underway. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results. Mine plans and processing concepts that have been developed are not necessarily final.

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

The Company has a history of losses and is likely to continue to incur losses for the foreseeable future. During the fiscal years ended December 31, 2011 and 2010 and the nine-month period ending December 31, 2009, and the year ended March 31, 2009, the Company incurred net losses or earnings during each of the following periods:

•	$11.539 million loss for the year ended December 31, 2011;

•	$14.535 million loss for the year ended December 31, 2010 (restated to IFRS);

•	$1.458 million loss for the nine months ended December 31, 2009 (GAAP); and,

•	$1.538 million net loss for the year ended March 31, 2009 (GAAP).

As of December 31, 2011, the Company had an accumulated deficit of $90.9 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage, and the Company has no history of earnings or cash flow from operations and, as an exploration and development company, has only a history of losses.

(h) The Company may never recover the amounts it has capitalized for mineral property costs.

The recoverability of the amounts capitalized for mineral properties in the Company's consolidated financial statements, prepared in accordance with International Financial Reporting Standards, is dependent upon the ability of the Company to complete exploration and development, the discovery of economically recoverable reserves, and, if warranted, upon future profitable production or proceeds from disposition of some or all of the Company's mineral properties.

(i) The Company’s failure to generate revenues in the future could cause the Company to go out of business.

As of December 31, 2011, the Company had cash and cash equivalents and short-term investments of approximately $17.8 million and working capital of approximately $15.1 million. During the past two fiscal years ended December 31, 2011 and December 31, 2010, the Company used approximately $20.4 million in cash flows in operating activities including approximately $13.1 million during the year ended December 31, 2011, and $7.3 million during the year ended December 31, 2010.

The Company's administrative and other expenses are expected to be approximately $2.0 million for the next year, in addition to an estimated $10.5 million for the Company’s proportional share of expenses for the Gahcho Kué joint venture for 2012, any exploration costs for the Kennady North Project. No repayments of historic sunk costs are expected in 2012.

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

The market for rough diamonds is subject to strong influence from demand in the United States, Japan, China and India, which are the largest markets for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds has historically fluctuated. The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006 diamond prices increased on average by approximately 15%. In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%. From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time. By mid-April 2009, rough diamond prices rebounded to pre-global recession levels. During 2010, rough diamond prices increased by approximately 30%. This strengthening continued through the first half of 2011 when diamond prices reached historic highs. During the second half of 2011, diamond prices dropped sharply resulting in an overall approximate 17% increase during the year. Such fluctuations make it difficult to predict future diamond prices and the Company’s future results of operation may fluctuate significantly with rough diamond prices.

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

The Gahcho Kué Project and Kennady North Project are subject to climate and transportation risks because of their remote northern locations. Such factors can add to the costs of exploration, development and operation, thereby increasing costs and negatively affecting profitability.

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

(r) The Company's expectations reflected in forward-looking statements may prove to be incorrect.

This Form 20-F includes "forward-looking statements". A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this annual report, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect.

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

The Company's current operations do not generate any cash flow. As the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has raised funds in recent years through share, option and warrant issuances. As of December 31, 2011, the Company had cash and cash equivalents and short-term investments of approximately $17.8 million and working capital of approximately $15.1 million. To develop the Gahcho Kué mine, and perform exploration on the Kennady North Project and any other properties acquired, the Company will need to investigate sources of additional liquidity to increase the cash balances required in the future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. There can be no assurance that the Company will be able to raise additional funds as needed, or that funds raised, if any, would be on terms and conditions acceptable to the Company. The Company’s annual cash administrative operating costs, excluding the costs directly associated with the Gahcho Kué Project or Kennady North Project, are approximately $2.0 million.

(u) If outstanding options to buy Company stock are exercised, existing shareholders’ interests in the Company will be diluted.

As at March 26, 2011, there were 864,000 options outstanding with exercise prices ranging from $1.26 to $6.13 (expiring at various dates). The stock options, if fully exercised, would increase the number of shares outstanding by 864,000. Such options, if fully exercised, would constitute about 1% (out of 81,509,558 shares (80,645,558 issued and outstanding, plus total outstanding options)) of the Company's resulting share capital as at March 26, 2012. It is unlikely that outstanding options and warrants would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in dilution to existing shareholders.

(v) Members of our Board of Directors may have outside interests which conflict with the Company or its shareholders.

The President and CEO and director, Patrick Evans, and the CFO and Corporate Secretary, Jennifer Dawson, have Consulting Agreements with the Company (see “Item 6C - Board Practices”). In addition, certain officers and directors of the Company are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.

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

Prices for the Company's shares on the TSX and on the NYSE Amex, have been extremely volatile. The price for the Company's common shares on the TSX ranged from $3.52 (low) and $6.50 (high) during the fiscal year ended December 31, 2011, and from $2.02 (low) to $6.65 (high) during the fiscal year ended December 31, 2010. The price on the NYSE Amex ranged from $3.48 US (low) and $6.74 US (high) during the fiscal year ended December 31, 2011, and from $1.96 US (low) to $6.64 US (high) during the fiscal year ended December 31, 2010. Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

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

The exploration of the Gahcho Kué Project has historically been funded by De Beers Canada, De Beers Canada is the operator of the Project, and De Beers Canada has an equity investment in the Company. With the execution of the 2009 Joint Venture Agreement, De Beers and the Company share funding responsibility for the Gahcho Kué Project. Under the 2009 Gahcho Kué Joint Venture Agreement, the Company and De Beers are required to fund their share of costs for future operations. As well, the Company is required to make certain repayments of agreed historic costs of the Gahcho Kué Project, funded by De Beers, if and when certain events occur. If either party is unable to fund their share of costs, or, if the Company defaults on its required payments of historic costs if and when they are due, in addition to interest on late or defaulted payments, marketing rights can be diluted for the defaulting party. As well, there is no assurance that the Company will have the required funds on hand when the payments are required to be made. Finally, there is no assurance that the level of support provided by De Beers will continue in the future.

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

The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2011, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the tax year ending December 31, 2012. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

The names of the Company's subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this Annual Report, are as follows:

Name of Subsidiary	Date of Incorporation	Juridiction of Incorporation
Baltic Minerals BV	January 26, 1996	The Netherlands
Baltic Minerals Finland OY	May 18, 1994	Finland
Camphor Ventures Inc.	May 9, 1986 (as Sierra Madre Resources Inc.)	British Columbia, Canada
Kennady Diamonds Inc.	February 27, 2012	Ontario, Canada

Kennady Diamonds Inc. was incorporated on February 27, 2012 and is currently a wholly-owned subsidiary of Mountain Province. It was formed for the purpose of acquiring Mountain Province’s interest in the Kennady North Project in Northwest Territories, Canada (see “Kennady North” discussion under “Other Properties”).

The subsidiaries of the Company, represented diagrammatically, are as follows:

The Company's registered, records, administrative, and executive office is at 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario, Canada M5J 2S1, the telephone number is (416) 361-3562, and the fax number is (416) 603-8565.

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

On January 19, 2007, the Company announced that Camphor had accepted an offer letter from the Company in terms of which the Company offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor Ventures on the basis of 0.41 MPV Shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Company’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Company’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor. The Notice expired June 19, 2007 and the Company took up the balance of the Camphor shares. Camphor Ventures was de-listed in July 2007, and is now a wholly owned subsidiary of Mountain Province.

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

In July and November 2010, the Company acquired eight (8) mineral claims just north and west of the Gahcho Kué Project mineral leases. The Company refers to these eight claims and its five 100%-owned mineral leases as the Kennady North Project. During 2011, the Kennady North Project underwent a desktop study to compile the historic exploration information in order to assess what exploration, if any, could be done on these 13 claims and leases. See “Other Properties” for further description of the work done on the Kennady North Project

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

Kennady North

The Company (outside of the Joint Venture with De Beers Canada) has the following five mining leases at Kennady Lake, adjacent or close to the Gahcho Kué Project, with their respective lease numbers –4340, 4342, 4466, 4467, and 4468. These five mining leases represent about 12,755 acres. In late 2010, the Company also staked eight claims around Gahcho Kué – Kwezi 01 to Kwezi 08. These claims represent approximately 17,619 acres, and together with the five mining leases, comprise 30,374 acres – the Company’s Kennady North Project. These mining leases and claims are not part of the 2009 Gahcho Kué Joint Venture Agreement with De Beers Canada and are not considered part of the Gahcho Kué Project.

Historical exploration on the Kennady North Project was done starting in 1992 and continued until about 10 years ago when the Company and De Beers Canada focussed exploration efforts on the Gahcho Kué Project.

In 2011, the Company undertook a desktop study of the exploration work done in the past on the Kennady North Project, which, when completed, would help the Company to assess what further exploration work would be warranted on the Kennady North Project. See also Item 4.D. Property, Plant and Equipment for further details of work conducted.

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

On January 19, 2007, the Company announced that Camphor had accepted an offer letter from the Company in terms of which Mountain Province offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor on the basis of 0.41 Mountain Province common shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Company’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Company’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor. The Notice expired June 19, 2007, and the Company took up the rest of the shares. Camphor Ventures was de-listed in July 2007, and is now a wholly owned subsidiary of Mountain Province.

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

A "mineral resource" as defined under the CIM Definition Standards, differs from the SEC Guidelines and means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. See "Glossary of Technical Terms" in this Report.

A "mineral reserve" as defined under the CIM Definition Standards, which are different from the SEC Guidelines, means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. See "Glossary of Technical Terms" in this Report.

In this Annual Report, because the Company is a Canadian company with mining properties in Canada, the definitions and disclosures are made in accordance with the CIM Definition Standards as required by Canadian law for disclosure of material facts. The CIM Definition Standards differ from those adopted by the SEC in its SEC Guidelines. See “Glossary of Technical Terms” in this Report.

It should be noted that the SEC Guidelines define "reserve" to mean "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". See the Mineral Reserves Section, below.

Description of Property

Administrative Offices

The Company's administrative office is located at 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario, Canada M5J 2S1. The Company considers these premises suitable for its current needs.

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

• Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study (paid $4,366,362 to December 31, 2011, recorded as “sunk cost repayment” in the Company’s financial statements);

• $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Gahcho Kué Joint Venture Agreement – paid March 15, 2011);

• $10 million following the issuance of the construction and operating permits;

• $10 million following the commencement of commercial production; and

• The balance of approximately $24.4 million within 18 months following commencement of commercial production.

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

Mineral Reserves

Cautionary Note for U.S. Investors

The SEC Guidelines define the following with respect to mining operations:

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

The reserve classifications used in this report conform to the CIM classification of NI 43-101 resource and reserve definitions and Companion Policy 43-101CP and are listed below.

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

Feasibility Study Conclusions

(All amounts, unless otherwise indicated, are in Canadian dollars.)

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

38

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

Tuzo Deep Drilling Program

In September 2011, the Operator of the Gahcho Kué Project, De Beers Canada, began a five-hole drilling program at the Tuzo kimberlite. As at March 1, 2012, the Company reported that three of the five planned deep drill holes had been completed and the final two holes are underway, with drilling expected to be completed in April 2012. The Tuzo Deep Drilling Program aims to define a resource between 350 and 750 metres.

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

Table 5

Modeled Average Price US$/carat
	+1.00mm			+1.50mm
Pipe	High	Model	Low	High	Model	Low
5034 NE Lobe	131	107	96	143	116	104

5034 Centre	122	100	91	137	113	102
5034 West	141	114	103	157	127	114
Tuzo	81	67	61	93	77	70

Hearne	82	68	62	93	78	71

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

2011 Independent Diamond Valuation

On May 5, 2011, the Company announced the results of an updated independent valuation of the diamonds recovered from the Gahcho Kué Project. The valuation was conducted by WWW International Diamond Consultants Ltd. and took place at the London offices of the Diamond Trading Company in early April, 2011. All diamond values presented below are based on the WWW Price Book as at April 11, 2011.

Importantly, for the first time, the Gahcho Kué diamonds were grouped into larger parcels, each parcel representing diamonds from the Hearne, Tuzo and the separate lobes of the 5034 kimberlite. In the opinion of WWW, grouping of the diamonds into larger parcels increased the accuracy of the diamond valuation.

The Company commented that the results of the independent diamond valuation reflect the strong performance of rough diamond prices since the previous valuation conducted on April 2010. Further, it noted that based on the analysis of leading diamond producers and analysts, the global diamond industry will experience peak diamond supply during 2011, with burgeoning demand – particularly from the robust Chinese and Indian markets – outstripping mine supply. There is a strong probability that rough diamond prices will continue to experience strong double digit increases as production from aging mines decrease and new mine supply falls short of growing demand.

Table 1 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 1

Actual Price US$/carat
Pipe	Zone	Total	$/Carat	Total
5034	Centre/East Lobe	1,957.54	210	411,683
	West Lobe	1,132.14	108	122,676
Hearne		2,905.76	93	269,689
Tuzo		2,321.85	315	730,975
Total		8,317.29	$185	$1,535,024

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”. WWW added: “The stone with the highest value per carat sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600”.

Table 2 below presents models of the average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 2

Pipe	High Model	Base Model	Low Model
5034 Centre	$169	$134	$116
5034 West	172	133	120
5034 North/East	196	144	123
Hearne	139	110	100
Tuzo	136	103	97
Average	$161	$122	$109

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is $122, which represents a 41 percent increase over the WWW 2010 average price. The WWW models use size distribution models (carats per size class) developed by De Beers.

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

On August 2, 2011, the Company announced that the Panel had informed the Gahcho Kué Project Operator, De Beers Canada, that the EIS conforms to the terms of reference set by the Panel, thus clearing the way for the EIR to commence. On March 1, 2012, Mountain Province announced that the permitting of the Gahcho Kué Project was progressing satisfactorily. Following receipt on January 20, 2012 of information requests under the EIR, the Gahcho Kué Project Operator, De Beers Canada, advised that they intend to provide responses by the end of March 2012. Preparations for technical sessions under the EIR are scheduled to commence in April 2012, and public sessions are scheduled to take place in May 2012.

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

•      Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study commissioned in August 2009 (paid $4,366,362 to December 31, 2011, recorded as “sunk cost repayment” in the Company’s financial statements);

•      $10 million upon the completion of the feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Gahcho Kué Joint Venture Agreement – paid March 15, 2011);

•      $10 million following the issuance of the construction and operating permits;

•      $10 million following the commencement of commercial production; and

•      The balance of approximately $24.4 million within 18 months following commencement of commercial production.

The following table outlines the Gahcho Kué Project costs (at 100%) to date:

Period of Time	Amount
Agreed historic sunk costs to December 31, 2008	$120,000,000
Expenditures January 1, 2009 to December 31, 2009	1,654,383
Costs for Feasibility Study from August 2009 to December 2009 (of approved budget of $10 million)	2,531,056
Total Costs to December 31, 2009	$124,185,439
Expenditures January 1, 2010 to December 31, 2010	10,754,884
Costs for Feasibility Study from January 2010 to December 2010 (of approved budget of $10 million)	5,593,913
Total Costs to December 31, 2010	$140,534,236
Expenditures January 1, 2011 to December 31, 2011	16,320,970
Costs for Feasibility Study from January 1, 2011 to December 31, 2011	466,526
Total Costs to December 31, 2011	$157,321,732

Approved Budget January 1, 2012 to December 31, 2012	$21,373,927

Other Properties

Kennady North

Mountain Province (outside of the Joint Venture with De Beers Canada) has the following five mining leases with their respective lease numbers – 4340, 4342, 4466, 4467, and 4468 – in the Kennady Lake area. These five mining leases represent about 12,755 acres. The Company also staked in late 2010 eight claims around Gahcho Kué – Kwezi 01 to Kwezi 08. These claims represent approximately 17,619 acres, and together with the five mining leases, comprise 30,374 acres – the Company’s Kennady North Project. These mining leases and claims are not part of the 2009 Gahcho Kué Joint Venture Agreement with De Beers Canada and are not considered part of the Gahcho Kué Project.

Historical exploration on the Kennady North Project was done starting in 1992, and continued until about 10 years ago when the Company and De Beers Canada focussed exploration efforts on the Gahcho Kué Project.

In 2011, the Company engaged Fugro Airborne Survey Corp. to do a 50-metre line spacing Falcon airborne gravity gradiometry (“AGG”) survey over both the 100%-controlled Kennady North Project, and with the approval of De Beers Canada, over the Gahcho Kué Project. This survey was conducted in October 2011, and flew a total of 3,991 line-kilometres of which 2,793 line-kilometres were over the Kennady North Project and 1,198 line-kilometres were over the Gahcho Kué Project. In December 2011, the Company announced that the analysis of the final results of the Falcon AGG survey identified over 70 geophysical targets of which 29 are considered high priority and closely resemble the known kimberlites in the Kennady Lake area. The Company further announced that once a land-use permit had been secured for the Kennady North Project, ground-truthing of the high priority targets would occur in preparation for drilling in 2012. Aurora Geosciences Ltd. based in Yellowknife, NWT (Canada) was retained to manage the Kennady North Project exploration program.

On February 27, 2012, Mountain Province announced that the final analysis of the Fugro airborne gravity gradiometry (AGG) survey flown over the Kennady North Project in October 2011 resulted in the identification of 106 geophysical targets, and that a 560 line-kilometre total magnetic field (MAG) ground survey was commencing over the geophysical targets identified by the AGG survey. The MAG survey is being conducted at 20 metre line-spacing, and the results will enable the Company to prioritize the geophysical targets for drilling. The Company announced that the MAG survey is being managed by Aurora Geosciences Ltd. It is expected the MAG survey will be completed by the end of March 2012 and will be used to guide a planned drill program.

Kennady North Spin-out

On December 22, 2011, the Company announced that it was giving consideration to the potential spin-out of the Kennady North Project into a newly-listed public company. On January 12, 2012, the Company announced that its Board of Directors had approved a proposal to spin-out the 100%-controlled Kennady North Project into a newly incorporated company, Kennady Diamonds Inc. The Company commented that the proposed spin-out of the Kennady North Project is intended to deliver greater value to Mountain Province’s shareholders by unlocking the value of this highly prospective diamond project, and would enable Mountain Province to focus on the Gahcho Kué Project while Kennady Diamonds focuses on the Kennady North Project. The proposed spin-out would be effected through a plan of arrangement and will be subject to regulatory and court approval, as well as shareholder approval at a special meeting scheduled for April 25, 2012. Under the plan of arrangement, the Company would distribute 100% of the shares for Kennady Diamonds Inc. to Mountain Province shareholders on a pro-rata basis, and provide sufficient working capital to Kennady Diamonds Inc. to fund its operations for a reasonable period.

On March 13, 2012, the Company announced further details regarding the proposed spin-out. These details included that working capital of $3 million would be provided to Kennady Diamonds Inc. and that 100% of the Kennady Diamonds Inc. shares would be distributed to the Mountain Province shareholders on the basis of one Kennady Diamonds Inc. share for every five shares of Mountain Province held by shareholders.

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

The following discussion of the financial condition and operating results of the Company should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Discussion and analysis set forth below covers the results obtained under IFRS in Canada for 2011 compared to 2010.

The Company has changed its year end to December 31, effective December 31, 2009, to align its fiscal yearend with that of De Beers Canada, the operator of the Gahcho Kué Project.

Fiscal Period ended December 31, 2011 compared to Fiscal Year ended December 31, 2010.

The Company’s net loss for the year ended December 31, 2011 was $11,538,935 or $0.15 per share, compared to $14,534,727 or $0.21 per share for the year ended December 31, 2010 under IFRS.

Consulting fees for the year ended December 31, 2011 at $1,631,188 (December 31, 2010 - $721,987) includes a value for stock based compensation of $487,085 in 2011 (December 31, 2010 - $nil). As well, it includes consulting costs for a variety of corporate projects such as the Company’s conversion to IFRS.

In the year ended December 31, 2011, the Company’s share of expenses relating to the Gahcho Kué Project included in exploration and evaluation expenses totalled $8,225,873 (December 31, 2010 – $7,826,126). Also included in exploration and evaluation expenses is $806,712 incurred by the Company for its Kennady North Project (December 31, 2010 - $47,993) which consists of the costs for the airborne gravity survey conducted in October 2011 over the Kennady North Project as well as consulting costs relating to Kennady North.

The increase in the Gahcho Kué Project management fee from $162,613 for the year ended December 31, 2010 to $236,464 reflects increased activity at the Gahcho Kué Project done by the Operator.

Increases in other expense categories such as travel, transfer agent and regulatory fees, salary and benefits, promotion and investor relations, and professional fees reflect increased activities for the Company.

The interest income for the year ended December 31, 2011 at $303,354 reflects increased cash and short term investments over the year compared to the year ended December 31, 2010 (December 31, 2010 - $122,590) after financings done in 2010.

Office and administration for the year ended December 31, 2011 of $458,467 (December 31, 2010 - $200,274) includes foreign exchange loss of approximately $250,000.

Other expenses in the year ended December 31, 2010 included a loss on revaluation of warrants exerciseable in a foreign currency in the amount of $4,767,578. In the year ended December 31, 2011, there was a gain on revaluation of warrants exerciseable in a foreign currency in the amount of $489,481.

B.	Liquidity and capital resources.

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things (see Risk Factors, Item 3D(i)).

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

The Company reported working capital of $15.1 million at December 31, 2011 ($24.7 million as at December 31, 2010), and cash and cash equivalents and short-term investments of $17.8 million ($33.6 million at December 31, 2010). The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no counter-party credit risk associated with the financial institution.

The Company had no long-term debt as at December 31, 2011 and December 31, 2010. The Company’s contributions payable to De Beers Canada are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production. (See “Overall Performance” section above).

During 2011, 2,658,866 warrants were exercised for proceeds of $7,242,471, and 270,635 stock options were exercised for proceeds of $665,000. There are no warrants outstanding at December 31, 2011. After December 31, 2011, 300,000 options were exercised for proceeds of $516,000.

In order to advance the Gahcho Kué Project and exploration of the Kennady North Project, the Company will be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders’ interests in the Company and the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company’s business or results of operations. As well, there is no guarantee that the Company will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable. The Company is required to make repayments under the 2009 Gahcho Kué Joint Venture Agreement (see Item 4D), which must also be financed. An inability to make the repayments required could result in a dilution of the Company’s marketing rights as described in the 2009 Gahcho Kué Joint Venture Agreement.

As at December 31, 2011, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company’s mineral assets are in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the year ended December 31, 2011, the Company incurred losses amounting to $11,538,935, had negative cash flows from operations of $13,099,673, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $15,064,475 at December 31, 2011, including $17,840,729 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project over the next 12 months.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

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

The Company has no contractual obligations relating to debt or lease obligations as at December 31, 2011 other than an operating lease for its office premises, effective February 1, 2012. The lease runs for five years and expires January 31, 2017.

	2012	2013	2014	2015	Thereafter	Total
Future minimum lease payments	$128,696	$140,396	$140,396	$140,396	$152,096	$701,980

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates relate to recoverability of capitalized acquired exploration and evaluation associated with the Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, decommissioning and restoration provisions, and the assumptions used in determining the fair value of stock options and warrants, as applicable. Actual results could materially differ from these estimates.

Particularly, the Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. The Company’s assessment is that as at December 31, 2011, there has been no impairment in the carrying value of its Interest in the Gahcho Kué Joint Venture.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project. The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates may be inaccurate and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants under the fair value method. Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options and warrants. Such estimates affect the fair value determined by the option and warrant pricing model.

Effect of Inflation

In the Company's view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations, or net earnings.

U.S. Generally Accepted Accounting Principles

U.S. GAAP differs in some respects from IFRS as issued by the International Accounting Standards Board. The Company’s consolidated financial statements have been prepared only in accordance with IFRS.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table lists, as of March 26, 2012, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

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

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President, CEO and a director of Mountain Province Diamonds Inc. since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. He was a career diplomat from 1979 to 1998. In 1999 he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company).  In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp. (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006.   Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007 which was taken over by Hudbay in the March 2011.  He also served as a non-executive director of Anvil Mining Limited (a copper mining company) from March 2009 to February 2012 when Anvil Mining was acquired by Minmetals. Mr. Evans is a non-executive director of Pan Global Resources Inc. since April 2011.

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

Carl G. Verley, B.Sc., P. Geo.

Mr. Carl Verley is a resident of British Columbia, Canada, and a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. He worked for Cordilleran Engineering Ltd. from 1975 to 1982.  He has been a self-employed geologist since 1982.  From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc. and since July 2003 to December 2011, he has been a director of Alphamin Resources Corp. (formerly La Plata Gold Corporation). Currently and since 1986 he has been a director of Mountain Province Diamonds Inc. and since 2007 he has been a director of African Metals Corporation.  He is the President of Amerlin Exploration Services Ltd., a private company providing exploration services to the mineral industry, that he formed 1983.  He is vice president of exploration for Windstorm Resources Inc. He is a registered Professional Geoscientist with the British Columbia Association of Professional Engineers and Geoscientists.

David E. Whittle, B.Comm., C.A.

Mr. Whittle is a Chartered Accountant and is a resident of British Columbia, Canada.  He has been a director of Mountain Province Diamonds Inc.  since November 1997.  From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business.  Since October 2007, Mr. Whittle’s principal occupation has been Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting.

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

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•	Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $430,000 in the most recent fiscal year ending December 31, 2011 including $420,000 pursuant to a consulting agreement (as amended) for his services as President and CEO, as well as a director’s fee of $10,000 for the year ended December 31, 2011. As at December 31, 2011, he had 400,000 stock options. Subsequent to December 31, 2011, he exercised 300,000 stock options at an exercise price of $1.72. As well, he was granted 100,000 stock options on March 8, 2012, which vested immediately, have an exercise price of $4.84 and a term of five years.

Grant date	Number	Vesting	Exercise Price	Term
August 24, 2009	300,000	Immediately	$1.72	5 years
January 10, 2011	100,000	Immediately	$6.13	5 years

•	Jennifer Dawson, Chief Financial Officer and Corporate Secretary, was paid $392,537 pursuant to a consulting agreement for her services as CFO and Corporate Secretary for the year ended December 31, 2011. Subsequent to December 31, 2011, she was granted 50,000 stock options on March 8, 2012, which vested immediately, have an exercise price of $4.84 and a term of five years. As at December 31, 2011, she has 140,000 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
November 24, 2008	90,000	Immediately	$1.26	5 years
January 10, 2011	50,000	Immediately	$6.13	5 years

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

Effective January 1, 2012, compensation for the directors has been approved at the following levels: Chairman of the Board to receive $30,000, the Chairman of the Audit Committee to receive $25,000, the director serving as the Company’s Qualified Person $25,000, and all other Directors are to received $20,000 per annum. These amounts continue to be paid semi-annually, in advance.

During each of the years ended December 31, 2011, December 31, 2010, and December 31, 2009 (nine months), director fees were earned by the following directors:

Director/Position	December 31, 2011	December 31, 2010(1)	December 31, 2009(2)
Jonathan Comerford Chairman of the Board	$20,000	$7,500	$10,000
David Whittle Chairman of the Audit Committee	$15,000	$5,625	$7,500
Harry Dobson Director	$10,000	$3,750	$5,000
Patrick Evans Director	$10,000	$3,750	$5,000
Elizabeth Kirkwood Director	$10,000	$3,750	$5,000
Carl Verley Director	$10,000	$3,750	$5,000
Peeyush Varshney Director	$10,000	$3,750	$3,750
(1)	The Directors’ Fees were prorated for the first semi-annual payment in 2010 to adjust for the payment, in advance, of the January 1, 2010-March 31, 2010 fees paid in October 2009 before the Company’s change in year end.
(2)	The Directors Fees were paid, in advance, in October 2009 for the period of October 1, 2009 to March 31, 2010. Subsequent to this payment, the Company changed its yearend to December 31, 2009, and adjusted the subsequent directors’ fees for the required proration.

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

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the- Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans	Nil	Nil	400,000/0	$654,000/0
Jennifer Dawson	Nil	Nil	140,000/0	$237,600/0

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2011, (ie. financial year end) was $3.90.

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

The next Annual General Meeting of the shareholders of the Company has been scheduled for June 14, 2012.

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

As at the end of the fiscal years ended December 31, 2011 and 2010, and the fiscal nine months ended December 31, 2009, the Company had no full-time employees. Patrick Evans and Jennifer Dawson have consulting agreements with the Company. The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis. De Beers Canada employs personnel who conduct the development, permitting and other activities for the Gahcho Kué Project.

E.	Share ownership.

The following table sets forth, as of March 26, 2012, the number of the MPV Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Name of Beneficial Owner (11)	Amount and Nature	Percentage(9)(10) of Class
D. Harry Dobson(1)	1,282,510	1.6%
Patrick C. Evans(2)	1,420,391	1.8%
Carl G. Verley(3)	243,000	*	%
Jonathan Comerford(4)	197,275	*	%
Peeyush Varshney(5)	170,122	*	%
Elizabeth Kirkwood(6)	89,900	*	%
David E. Whittle(7)	130,600	*	%
Jennifer Dawson(8)	256,800	*	%
Officer and Directors as a Group(9)	3,790,598	4.7%

*     less than 1%

(1)	Includes 1,208,510 MPV Shares and 74,000 options which are exercisable at a price of $1.26 per MPV Share, and which expire on November 23, 2013.

(2)	Includes 1,220,391 MPV Shares and 200,000 options. 100,000 options are exerciseable at a price of $6.13 per MPV Share, and expire on January 9, 2016. 100,000 options are exerciseable at a price of $4,84 per MPV share, and expire on March 7, 2017.

(3)	Includes 243,000 MPV Shares and nil options.

(4)	Includes 67,275 MPV Shares and 130,000 options. The options are exercisable at a price of $1.26 per MPV Share and expire on November 23, 2013.

(5)	Includes 80,122 MPV Shares and 90,000 options. The options are exercisable at a price of $1.26 per MPV Share, and expire on November 23, 2013.

(6)	Includes 19,900 MPV Shares and 70,000 options. The options are exercisable at a price of $1.26 per MPV Share and expire on November 23, 2013.

(7)	Includes 70,600 MPV Shares, and 60,000 options. The options are exercisable at a price of $1.26 per MPV Share and expire on November 23, 2013.

(8)	Includes 66,800 MPV Shares, and 190,000 options. 90,000 options are exercisable at $1.26 per MPV Share, expiring November 23, 2013. 50,000 options are exercisable at $6.13 per MPV Share and expire January 9, 2016. 50,000 options are exerciseable at $4.84 per MPV Share and expire March 7, 2017.

(9)	Includes 864,000 options outstanding, 814,000 of which are held by the directors and officers (exercisable). The calculation does not include stock options or warrants that are not exercisable presently or within 60 days (of which there are none)

(10)	Total issued and outstanding capital as at the close of March 26, 2010 was 80,645,558 shares.

(11)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a stock option plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at March 26, 2012, the Company's issued and outstanding capital was 80,645,558 MPV Shares.

The Company is a publicly-owned corporation the majority of the MPV Shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at March 26, 2012, the Company believes that approximately 16,730,637 of the MPV Shares were held by 76 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at March 26, 2011) and percentage of MPV Shares, warrants and options held by the Company's major shareholders:

Name of Shareholder(1)	No. of MPV Shares Held (2)	Percentage of issued and outstanding share capital of 80,645,558 shares (as at March 26, 2012)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	15,603,429	19.35%
Desmond P. Sharkey Dublin, Ireland	6,356,000	7.88%
De Beers Canada Inc.	3,045,543	3.78%

(1)	The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

(2)	There are no options or warrants held by these shareholders.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

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

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010, accompanied by the report of our independent registered accounting firm, including:

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2011, December 31, 2010, and January 1, 2010 (the transition date to IFRS).

•	Consolidated Statements of Equity for the years ended December 31, 2011 and 2010.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011 and 2010.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010.

•	Notes to the Consolidated Financial Statements.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.	Significant Changes.

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

The following tables set forth the reported high and low prices of the MPV Shares on the TSX, and for the NYSE Amex, for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the most recent six months.

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NYSE AMEX / OTCBB(1)
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2011	$6.50	$3.52	$6.74	$3.48
December 31, 2010	$6.65	$2.02	$6.64	$1.96
December 31, 2009	$3.07	$0.86	$2.90	$0.69
March 31, 2009	$5.05	$0.75	$4.95	$0.58
March 31, 2008	$5.93	$3.79	$5.49	$3.54

The MPV Shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the MPV Shares began trading on the AMEX. AMEX was taken over by NYSE Euronext which then rebranded to NYSE Amex.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		NYSE Amex / OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2011	$5.35	$3.52	$5.25	$3.48
September 30, 2011	$5.45	$4.10	$5.79	$4.04
June 30, 2011	$6.25	$5.00	$6.54	$5.15
March 31, 2011	$6.50	$4.90	$6.74	$5.00
December 31, 2010	$6.65	$4.17	$6.64	$4.06
September 30, 2010	$4.71	$2.56	$4.60	$2.40
June 30, 2010	$2.87	$2.07	$2.88	$2.02
March 31, 2010	$2.67	$2.02	$2.59	$1.96

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		NYSE AMEX(1)
Month Ended	High	Low	High	Low
February 2012	$5.20	$4.54	$5.26	$4.26
January 2012	$4.88	$3.98	$4.81	$3.85
December 2011	$4.49	$4.01	$4.40	$3.62
November 2011	$5.25	$4.31	$5.25	$3.84
October 2011	$4.21	$3.54	$4.15	$3.48
September 2011	$5.25	$4.24	$5.22	$4.04

(1) On April 4, 2005, the MPV Shares began trading on the American Stock Exchange. AMEX was taken over by NYSE, and rebranded as NYSE Amex. On December 31, 2011, the closing price of the MPV Shares on the TSX was $3.90 and on March 23, 2012 was $4.90. The closing price of MPV Shares on NYSE Amex on December 31, 2011 was US$3.85 per share. The closing price on March 23, 2012 on the NYSE Amex was US$4.91 per MPV Share.

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

Not applicable.

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

The Company did not enter into any material contracts in the last two fiscal periods, up to the date of this Form 20-F other than a plan of arrangement agreement (the “Arrangement Agreement), which was executed on March 12, 2012. The Arrangement Agreement is between the Company and its subsidiary company, Kennady Diamonds Inc., and is the agreement for the spin-out of the Company’s Kennady North Project to Kennady Diamonds Inc. It includes various terms and conditions for the parties, and will be included in an information circular to be mailed to shareholders of the Company for a special shareholder meeting to be held April 25, 2012. The Arrangement Agreement can be terminated by the Company at its sole discretion. The plan of arrangement is subject to court, regulatory and shareholder approval.

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

Transaction Structure	Status of Investor/ Vendor	Cultural Business	Threshold for Review
Direct	WTO Investor or Vendor	No	≥C$330 million7
		Yes	≥C$5 million
	Non-WTO Investor and	No	(book value of assets)
	Non-WTO Vendor	Yes

Indirect	WTO Investor or Vendor	No	Exempt from review
		Yes	≥C$50 million*
	Non-WTO Investor and	No	(book value of assets)
	Non-WTO Vendor	Yes

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

7 Note that the current C$330 million threshold is based on the book value of assets of the Canadian business for the fiscal year immediately preceding implementation of the transaction. On a day that is to be fixed by order of the Governor in Council (the federal Cabinet), the threshold for direct acquisitions by WTO investors will change to one based on the “enterprise value” of the Canadian business. The enterprise value threshold will be established at C$600 million for investments made in the first two-year period; and will increase to C$800 million in the following two years and C$1 billion thereafter , subject to indexation to Canada’s GDP. The ICA does not define "enterprise value"; its manner of calculation will be set out in as yet to be promulgated regulations.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published IRS rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or proposed changes to the Canada-U.S. Tax Convention.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including but not limited to the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, regulated investment companies or broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) former U.S. citizens or former long-term residents of the United States as defined in Section 877 of the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares, (i) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code, and (j) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

The Company believes that it was a PFIC for the taxable year ended December 31, 2011 and, based on current business plans and financial expectations, that it will be a PFIC for the taxable year ending December 31, 2012. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

In any year in which the Company is classified as a PFIC, U.S. Holders would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

Each U.S. Holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements so that a U.S. Holder may make certain information returns to the IRS, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

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

Distributions on Common Shares

General Taxation of Distributions

Generally, and subject to the discussion above, concerning PFICs, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company (as determined under U.S. tax principles). To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Disposition of Common Shares

Subject to the discussion of the PFIC rules, above, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Although preferential tax rates currently apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust, such preferential tax rates are not available if the Company is a PFIC, unless a “qualified electing fund” (“QEF”) election is timely made, as described above. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. In addition, this limitation is calculated separately with respect to specific categories of income known as "baskets", and there are limitations under the basket rules also. Unused foreign tax credits generally can be carried back one year and forward ten years. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

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

Any of the documents referred to above can also be viewed at the offices of the Company's attorneys, Dorsey and Whitney LLP, 161 Bay Street, Suite 4310, Toronto, Ontario M5J 2S1. All of the documents referred to above are in English.

I.	Subsidiary Information.

Not applicable.

Item 11.          Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. Certain of these shares are presented under current assets on the Company's balance sheet as at December 31, 2011 as "Marketable Securities" at an amount of $17,678, which is their quoted market value.  Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2011.

(c)	Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of December 31, 2011. For KPMG LLP’s report, see Item 19 of this Annual Report on Form 20-F.

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

The Board of Directors, on February 2, 2003, adopted a Code of Ethics (the "Code") entitled "Ethics and Conflict of Interest Policy" which applies to each of the directors and officers of the Company and its affiliates. A copy of the 2003 Code has been previously filed. On May 29, 2006, the Board of Directors adopted an updated and expanded set of Corporate Governance Policies, which replaced the 2003 Code. On September 7, 2010, the Board of Directors approved an updated set of the 2006 Corporate Governance Policies. A copy of the updated 2006 Corporate Governance Policies has been previously filed, and is incorporated by reference to this Annual Report.

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

The Company will provide a copy of the updated 2006 Corporate Governance Policies to any person, without charge. To obtain a copy without charge, send a request, in writing, to the Company at Mountain Province Diamonds Inc., Attention: Corporate Secretary, 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario, Canada M5J 2S1.

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

Aggregate audit fees billed in fiscal December 31, 2011 by KPMG were $208,500 including fees for reviews of March 31, 2011, June 30, 2011 and September 30, 2011 and comparative quarters, and including audit fees relating to the Company’s transition to IFRS and the audit of Kennady Diamonds financial statements relating to the proposed spin-out. The Company was billed $182,000 in the fiscal year ending December 31, 2010. All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements including IFRS, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. "Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2011 were $nil and $30,000 for the fiscal year ending December 31, 2010. All such services were approved by the Audit Committee.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal December 2011 by KPMG were $16,785 (December 31, 2010 - $12,000) pertaining to tax compliance. These services were approved by the Audit Committee.

D.	All Other Fees

In the fiscal year ending December 31, 2011, aggregate fees billed by KPMG were $nil for advice (December 31, 2010 - $nil).

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended December 31, 2011, were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

NYSE Amex Corporate Governance Matters

The MPV Shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

•	Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement (set forth in its Articles) is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.
•	Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

•	Shareholder Approval Requirement: The Company will follow the Canadian securities regulatory authorities and TSX rules for shareholder approval of new issuances of its common shares. Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
•	Board of Director Nomination Requirements: the NYSE Amex requires Board of Director nominations must be either selected, or recommended for the Board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. The Company currently does not have a nominating committee and follows the Canadian securities regulatory authority and Toronto Stock Exchange rules with respect to the nomination and selection of directors. The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

•	Executive Sessions: the NYSE Amex requires the Company to hold meetings of its Board of Directors on at least a quarterly basis. The independent directors should meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management. The Company follows the Canadian securities regulatory authority and Toronto Stock Exchange rules. The Company is not required to, and currently does not, conduct executive sessions without the presence of non-independent directors and management.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required under Item 17 are attached hereto and filed as part of this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, independent registered public accounting firm, is included herein immediately preceding the financial statements.

For audited financial statements for the year ended December 31, 2011 and 2010, please see Item 19 below.

Item 18.	Financial Statements.

Not Applicable.

Item 19.	Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the year ended December 31, 2011 and 2010 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2011, December 31, 2010, and January 1, 2010 (the transition date to IFRS).

•	Consolidated Statements of Equity for the years ended December 31, 2011 and 2010.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011 and 2010.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010.

•	Notes to the Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.
(Company)

	By:	“Patrick C. Evans”
(Signature)*

Date: March 26, 2011	Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report:

Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006, and updated September 7, 2010	(3)
11.2	Ethics and Conflict of Interest Policy	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
15.1	Independent Qualified Persons’ Technical Report dated April 20, 2009 entitled Gahcho Kué Kimberlite Project NI 43-101 Technical Report prepared by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng., all of AMEC Americas Limited.	(6)
15.2	Independent Qualified Persons’ Technical Report dated December 1, 2010 (with Information Effective as of October 15, 2010) entitled “Gahcho Kué Definitive Feasibility Study NI 43-101 Technical Report” prepared by Daniel D. Johnson, Mike Makarenko, and Ken Meikle, all of JDS Energy and Mining Inc.	(7)
15.3	Consents for inclusion of the Technical Report in Exhibit 15.1 and reference in Form 20-F	(6)
15.4	Consents for use of information of the Technical Report in Exhibit 15.2 and reference in Form 20-F	-

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

Appendix

Item 17. Financial Statements

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Year ended December 31, 2011 and 2010

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for
Consolidated Financial Statements

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board appropriate in the circumstances.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Jennifer Dawson”
Patrick C. Evans	Jennifer Dawson
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 27, 2012

kpmg llp
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax (416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc., as of December 31, 2011, December 31, 2010 and January 1, 2010, the related consolidated statements of comprehensive loss, equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These consolidated financial statements are the responsibility of Mountain Province Diamonds Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2012 expressed an unqualified opinion on the effectiveness of Mountain Province Diamonds Inc.’s internal control over financial reporting.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.KPMG Canada provides services to KPMG LLP.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss of $11,538,935 during the year ended December 31, 2011 and expects to require additional capital resources to meet planned expenditures in 2012 that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 27, 2012

kpmg llp
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax(416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, in management’s Annual Report on Internal Control over Financial Reporting included in its Form 20-F for the year ended December 31, 2011. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mountain Province Diamonds Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of comprehensive loss, equity and cash flows for each the years ended December 31, 2011 and December 31, 2010, and our report dated March 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 27, 2012

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

In Canadian dollars

	December 31, 2011	December 31, 2010	January 1, 2010
		(Note 15)	(Note 15)
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$21,546	$23,778,053	$208,559
Short-term investments (Note 5)	17,819,183	9,777,089	9,733,718
Marketable securities (Note 5)	17,678	23,062	13,431
Amounts receivable (Note 5)	350,559	499,192	269,979
Advances and prepaid expenses	101,641	134,174	39,173

	18,310,607	34,211,570	10,264,860

Property and equipment (Note 6)	43,225	42,753	44,100
Gahcho Kué Joint Venture (Note 7)	48,202,682	36,981,785	35,730,073

Total assets	$66,556,514	$71,236,108	$46,039,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,246,132	$4,760,390	$1,949,489
Warrants exerciseable in a foreign currency (Note 9)	-	4,749,232	1,093,500

Total current liabilities	3,246,132	9,509,622	3,042,989

Decommissioning and restoration liability (Note 8)	6,178,004	5,704,096	8,187,088

Shareholders' equity:
Share capital (Note 9)	146,911,995	133,344,866	97,312,714
Value assigned to warrants (Note 9)	-	969,942	1,051,564
Share-based payments reserve (Note 9)	1,083,422	1,026,302	1,238,302
Deficit	(90,876,085)	(79,337,150)	(64,802,423)
Accumulated other comprehensive income	13,046	18,430	8,799

Total shareholders' equity	57,132,378	56,022,390	34,808,956

Total liabilities and shareholders' equity	$66,556,514	$71,236,108	$46,039,033

The notes to the consolidated financial statements are an integral part of these statements.

Going concern (Note 1)

Contingencies and commitments (Notes 7 and 11)

Subsequent events (Notes 9 (iii) and 16)

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss

In Canadian dollars

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Expenses:
Consulting fees (Note 9)	$(1,631,188)	$(721,987)
Depreciation	(14,789)	(8,820)
Exploration and evaluation expenses	(9,032,585)	(7,965,708)
Gahcho Kué Project management fee	(236,464)	(162,613)
Office and administration	(458,467)	(200,274)
Professional fees	(361,148)	(340,051)
Promotion and investor relations	(109,854)	(78,499)
Salary and benefits	(97,812)	(45,162)
Transfer agent and regulatory fees	(169,489)	(124,255)
Travel	(156,659)	(117,107)

Net loss for the year from operations	(12,268,455)	$(9,764,476)

Other expenses:
Accretion expense on decommissioning and restoration liability (Note 8)	(63,315)	(125,263)
Loss on revaluation of warrants exerciseable in a foreign currency	-	(4,767,578)
Other income:
Interest income	303,354	122,590
Gain on revaluation of warrants exerciseable in a foreign currency	489,481	-

Net loss for the year	(11,538,935)	(14,534,727)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	(5,384)	9,631
Comprehensive loss for the year	$(11,544,319)	$(14,525,096)

Basic and diluted loss per share	$(0.15)	$(0.21)

Weighted average number of shares outstanding	79,553,515	70,833,448

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

In Canadian dollars

	Number of shares	Share Capital	Warrants	Share-based Payments Reserve	Retained Earnings (Deficit)	Total accumulated other comprehensive income (loss) ("AOCI")	Total
Balance, January 1, 2010	66,631,746	$97,312,714	$1,051,564	$1,238,302	$(64,802,423)	$8,799	$34,808,956
Net loss for the year		-	-	-	(14,534,727)	-	(14,534,727)
Issuance of common shares – private placement	10,076,177	33,048,756	-	-	-	-	33,048,756
Issuance of common shares – exercise of options	150,000	326,000	-	-	-	-	326,000
Issuance of common shares – exercise of warrants	558,134	1,251,928	-	-	-	-	1,251,928
Fair value of options exercised from Share-based Payments Reserve	-	212,000	-	(212,000)	-	-	-
Fair value of warrants exercised (exerciseable in a foreign currency)	-	1,111,846	-	-	-	-	1,111,846
Fair value of warrants exercised transferred from Warrants	-	81,622	(81,622)	-	-	-	-
Other Comprehensive Income (loss):
Available-for-sale financial assets
- current year gains (losses)	-	-	-	-	-	9,631	9,631
Balance, December 31, 2010	77,416,057	$133,344,866	$969,942	$1,026,302	$(79,337,150)	$18,430	$56,022,390
Net loss for the year		-	-	-	(11,538,935)	-	(11,538,935)
Issuance of common shares – exercise of options	270,635	665,000	-	-		-	665,000
Issuance of common shares – exercise of warrants	2,658,866	7,242,471	-	-	-	-	7,242,471
Fair value of options exercised from Share-based Payments Reserve	-	429,965	-	(429,965)	-	-	-
Fair value of warrants exercised (exerciseable in a foreign currency)	-	4,259,751	-	-	-	-	4,259,751
Fair value of warrants exercised transferred from Warrants	-	969,942	(969,942)	-	-	-	-
Fair value of options granted in period	-	-	-	487,085	-	-	487,085
Other Comprehensive Income (loss):
Available-for-sale financial assets
- current year gains (losses)	-	-	-	-	-	(5,384)	(5,384)
Balance, December 31, 2011	80,345,558	$146,911,995	$-	$1,083,422	$(90,876,085)	$13,046	$57,132,378

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

In Canadian dollars

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Cash provided by (used in):
Operating activities:
Net loss for the period	$(11,538,935)	$(14,534,727)

Adjustments:
(Gain) loss on revaluation of warrants exerciseable in a foreign currency	(489,481)	4,767,578
Interest expense on decommissioning and restoration liability	63,315	125,263
Depreciation	14,789	8,820
Stock-based compensation	487,085	-
Interest income	(303,354)	(122,590)

Changes in non-cash operating working capital:
Amounts receivable	148,633	(229,213)
Advances and prepaid expenses	32,533	(95,001)
Accounts payable and accrued liabilities	(1,514,258)	2,810,901
	(13,099,673)	(7,268,969)
Investing activities:
Investment in Gahcho Kué Joint Venture	(10,810,304)	(3,859,967)
Interest income	303,354	122,590
Increase in share of fixed assets of joint venture	(15,261)	(7,473)
Investment in short-term investments	(8,042,094)	(43,371)
	(18,564,305)	(3,788,221)
Financing activities:
Share issuance, net of cost	-	33,048,756
Proceeds from option exercises	665,000	326,000
Proceeds from warrant exercises	7,242,471	1,251,928
	7,907,471	34,626,684

Increase (decrease) in cash and cash equivalents	(23,756,507)	23,569,494
Cash and cash equivalents, beginning of the year	23,778,053	208,559
Cash and cash equivalents, end of the year	$21,546	$23,778,053

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

1.	Nature of Operations AND Going CONCERN

Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – Amex under the symbol ‘MDM’.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 7). The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Joint Venture” is dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at December 31, 2011, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company’s mineral assets are in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the year ended December 31, 2011, the Company incurred losses amounting to $11,538,935, had negative cash flows from operations of $13,099,673, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $15,064,475 at December 31, 2011, including $17,840,729 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project (Note 7) over the next 12 months.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Authorization of Financial Statements

The consolidated financial statements for the year ended December 31, 2011 (including comparatives) were approved by the Board of Directors on March 26, 2012.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company, including its subsidiaries and joint venture, were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS (“IFRS 1”). The policies set out below were consistently applied to all the periods presented.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

The Company's consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which differs in some areas from IFRS. Reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on equity, operations, and comprehensive income are provided in Note 15.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash and cash equivalents, short-term investments and available-for-sale financial assets at fair value.

3.	Significant accounting policies
(i)	Basis of Preparation

The consolidated financial statements are presented in accordance with IAS 1, Presentation of Financial Statements.

The Company has elected to present the ‘Statements of Comprehensive Loss’ as a single financial statement with its Statements of Income, titled ‘Consolidated Statements of Comprehensive Loss’.

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below.

(ii)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation. The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 7).

Subsidiaries are entities controlled by the Company. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company’s interest in the Gahcho Kué joint venture is bound by a contractual arrangement establishing joint control over the joint venture through required unanimous consent of each of the joint venturers for strategic, financial and operating policies of the Gahcho Kué Joint Venture. The Company’s interest in the Gahcho Kué joint venture is managed through a jointly controlled unincorporated entity, known as the Gahcho Kué Joint Venture, in which each of the Company (including its wholly-owned subsidiary, Camphor Ventures Inc.), and its joint venture partner, De Beers Canada, have an interest. The Gahcho Kué Joint Venture management committee has two representatives of each of Mountain Province and De Beers Canada. The joint venture partners have appointed De Beers Canada as the operator of the Gahcho Kué Joint Venture.

(iii)	Foreign Currency

The Company’s presentation currency is the Canadian Dollar (“CAD”). The functional currency of the Company, its subsidiaries, and the Gahcho Kué Joint Venture is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency, known as foreign currencies, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are re-translated at the rates prevailing at the date when the fair value was determined.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

Exchange differences are recognized in profit or loss in the period in which they arise and presented in consolidated Statements of Comprehensive Loss within Office and administration.

During the year ended December 31, 2011, $241,564 of foreign exchange loss was recognized in Office and administrative costs, in the Company’s Statement of Comprehensive Loss (December 31, 2010 - $41,130).

(iv)	Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

(v)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 9 below.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the Statement of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any. The Company’s equity-settled share-based payments granted to date vest immediately.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(vi)	Income Taxes and Deferred Taxes

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the Statement of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Statement of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(vii)	Mineral properties and exploration and evaluation costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company makes a formal decision to develop a mine to extract the mineral reserves. Once the decision to develop the mine is made, and subject to an impairment analysis, capitalized acquisition costs included in the Gahcho Kué Joint Venture are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. The decision to develop a mine may be impacted by management’s assessment of legal, environmental, social and governmental factors.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value. Acquired capitalized exploration and evaluation consists of:

•	interest in exploration properties,
•	amounts paid for acquired rights associated with exploration properties, and
•	amounts paid in connection with sunk cost repayments (Note 7).

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

(viii)	Property and equipment

Property and equipment are recorded and measured at initial recognition at cost. Amortization is provided on items of property and equipment so as to write off their carrying value over their expected useful economic lives. Amortization is calculated once the asset is in use, and at the following rates:

Computer equipment	three years, straight-line
Production equipment	five years, straight-line
Vehicles	five years, straight-line

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated Statement of Comprehensive Loss when the asset is derecognized. The assets’ residual values, useful lives and methods of amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

(ix)	Impairment of non-financial assets

The carrying value of the Company’s capitalized acquired mineral property is assessed for impairment when indicators of such impairment exist. Property and equipment is assessed for impairment at the end of each reporting period. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or Company’s other group of assets. The Company has determined that it operates one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the Statement of Comprehensive Loss so as to reduce the carrying amount to its recoverable amount. Impairment losses related to continuing operations are recognized in the Statement of Comprehensive Loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the Consolidated Statement of Comprehensive Loss.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

(x)	Financial instruments

Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•	Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the Statement of Comprehensive Loss.

•	Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income (“OCI”) in the Statement of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the Statement of Comprehensive Loss.

•	Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

•	Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash and cash equivalents	Fair Value through Profit and Loss	Fair Value
Short-term investments	Fair Value through Profit and Loss	Fair Value
Amounts receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-Sale	Fair Value
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

The Company’s cash and cash equivalents consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 5).

The Company had no held-to-maturity financial assets at December 31, 2011, December 31, 2010, or at January 1, 2010.

The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

The fair values of the Company's amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

Derivative financial liabilities

Derivative instruments, including embedded derivatives, are recorded at their fair value on the date the derivative contract is entered into. They are subsequently remeasured at their fair value at each statement of financial position date, and the changes in the fair value are recognized in profit or loss. Fair values for derivative instruments are determined using valuation techniques, including assumptions based on market conditions existing at the date of the consolidated statement of financial position.

Warrants denominated or exerciseable in a foreign currency different from the functional currency of the Company meet the definition of a derivative financial liability and are fair valued at each statement of financial position date using the Black-Scholes option pricing model, with changes in the fair value recognized in the consolidated statement of comprehensive loss.

(xi)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate not adjusted for credit risk that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2011 other than the provision for decommissioning and restoration associated with the Gahcho Kué Joint Venture.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed as part of exploration and evaluation expenditures if no asset exists. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the income statement as a finance cost called “interest expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (or a charge against exploration and evaluation expense), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in the income statement.

The Company has recognized $6,178,004 of decommissioning and restoration liability at December 31, 2011 ($5,704,096 at December 31, 2010, and $8,817,088 at January 1, 2010).

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

(xii)	Loss per share

Basic earnings per share is calculated by dividing earnings attributable to common shares divided by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and warrants. The denominator is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options and warrants with exercise prices below the average market price for the year.

Shares issuable on exercise of stock options totaling 964,000 on December 31, 2011 (stock options and warrants totaling 3,743,501 on December 31, 2010, and stock options and warrants totaling 4,451,635 on January 1, 2010) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

(xiii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Amendments to IFRS 7 Disclosures – Transfers of Financial Assets (effective from July 2, 2011)

The amendments introduce new disclosure requirements about transfers of financial assets including disclosures for:

•	financial assets that are not derecognized in their entirety; and
•	financial assets that are derecognized in their entirety but for which the entity retains continuing involvement

The adoption of this amendment did not have a material impact on the Company’s financial statements.

IFRS 9 Financial Instruments

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liability in IFRS 9 – fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 10 on its consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interest in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact that IFRS 11 will have on its consolidated financial statements.

IFRS 12 Disclosure of Interest in Other Entities

IFRS 12, Disclosure of Interest in Other Entities was issued by the IASB in May 2011. The new standard includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption to have any impact on its financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 13 on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on its consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

Significant areas requiring the use of management estimates relate to recoverability of the interest in Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, decommissioning and restoration provisions, and deferred taxes, and the assumptions used in determining the fair value of stock options and warrants, as applicable. Actual results could materially differ from these estimates.

Particularly, the Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known. The Company’s assessment is that as at December 31, 2011, there has been no impairment in the carrying value of its Interest in the Gahcho Kué Joint Venture.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project. The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants when issued at fair value. Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options and warrants. Such estimates affect the fair value determined by the option and warrant pricing model.

5.	Financial instruments

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement, and the bases for recognition of income and expenses) for each class of financial asset, and financial liability are disclosed in Note 3 (x).

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at December 31, 2011, December 31, 2010 and January 1, 2010 measured at fair value are cash, short term investments, and marketable securities which is classified as Level 1.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

The quoted market value of marketable securities at December 31, 2011, December 31, 2010 and January 1, 2010 was $17,678, $23,062, and $13,431, respectively. The original cost of these marketable securities at December 31, 2011, December 31, 2010 and January 1, 2010 was $4,632 for all periods.

The short-term investments at December 31, 2011, December 31, 2010 and January 1, 2010 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. The short-term investments at December 31, 2011 were purchased with original maturities between March 2012 and July 2012. There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

	Balance as at
	December 31,	December 31,	January 1,
	2011	2010	2010
Financial assets

Fair Value Through Profit or Loss
Cash and cash equivalents	$21,546	$23,778,053	$208,559
Short-term investments	17,819,183	9,777,089	9,733,718

Loans and receivables
Amounts receivable	350,559	499,192	269,979

Available-for-Sale
Marketable securities	17,678	23,062	13,431

Financial liabilities
Financial liabilities measured at amortized cost Accounts payable and accrued liabilities	(3,246,132)	(4,760,390)	(1,949,489)

The Company’s interest income on short-term investment carried at fair value is presented on the Statement of Comprehensive Loss in the Interest income line.

The Company had no transactions with marketable securities classified as available-for-sale during the year ended December 31, 2011 and December 31, 2010.

Financial Instruments Risks

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

	December 31,	December 31,	January 1,
	2011	2010	2010
0-30 days	$133,821	$131,903	$269,979
30 to 90 days	49,766	126,048	-
More than 90 days	166,972	241,241	-
Total	$350,559	$499,192	$269,979

On December 31, 2011, and December 31, 2010, the Company does not have any allowance for doubtful accounts.

All of the Company’s cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are cashable in whole or in part, generally with interest, at any time to maturity. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $350,559 (December 31, 2010 - $498,316; January 1, 2010 - $172,902).

The Company’s current policy is to invest excess cash in GICs. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other operating lease commitments.

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

Foreign currency sensitivity

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash. A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $6,542 decrease or increase, respectively, in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest rate sensitivity

The Company has no significant exposure at December 31, 2011, or December 31, 2010 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

6.	Property and Equipment

The Company’s property and equipment for the periods ended December 31, 2011, December 31, 2010, and January 1, 2010 are as follows:

		Accumulated
December 31, 2011	Cost	Amortization	Net Book Value
Computer equipment	$1,206	$268	$938
Production equipment	7,473	1,121	6,352
Vehicles	58,155	22,220	35,935
	$66,834	$23,609	$43,225

		Accumulated
December 31, 2010	Cost	Amortization	Net Book Value
Computer equipment	$-	$-	$-
Production equipment	7,473	-	7,473
Vehicles	44,100	8,820	35,280
	$51,573	$8,820	$42,753

		Accumulated
January 1, 2010	Cost	Amortization	Net Book Value
Computer equipment	$-	$-	$-
Production equipment	-	-	-
Vehicles	44,100	-	44,100
	$44,100	$-	$44,100

7.	INTEREST IN GAHCHO KUE JOINT VENTURE

The Company holds a 49% interest in the Gahcho Kué Joint Venture located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the Gahcho Kué Joint Venture is a related party under IAS 24 – Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture in accordance with IAS 31 – Interests in Joint Ventures. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements effective July 4, 2009.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid; expensed and included in the opening deficit at January 1, 2010);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; ($4,366,362 to December 31, 2011, included in “Interest in Gahcho Kué Joint Venture”);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in “Interest in Gahcho Kué Joint Venture”);
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as “acquired exploration and evaluation”.

During the Company’s fiscal year ended March 31, 2008, the Company acquired Camphor Ventures Inc., whose principal asset was its 4.9% interest in the Gahcho Kué Joint Venture, which resulted in the Company’s 49% interest in the Gahcho Kué Joint Venture. The Company has recorded the cost of this purchase as “Interest in Gahcho Kué Joint Venture” on its balance sheet at the net purchase price of $26,268,792.

The continuity of the Interest in Gahcho Kué Joint Venture is as follows:

Balance, January 1, 2010	$35,730,073
Amounts capitalized for sunk cost repayments in fiscal year	2,837,596
Change in proportionate share of working capital	1,022,371
Change in expected decommissioning and restoration liability	(2,608,255)
Balance, December 31, 2010	$36,981,785
Change in proportionate share of working capital	572,375
Change in expected decommissioning and restoration liability	410,593
Amounts capitalized for sunk cost repayments in the year	10,237,929
Balance, December 31, 2011	$48,202,682

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the year months ended December 31, 2011 and 2010:

	Year Ended	Year Ended
	December 31,	December 31,
	2011	2010
Results of Operations
Revenue	$-	$-
Expenses	(8,540,441)	(8,122,822)
Proportionate share of net loss	$(8,540,441)	$(8,122,822)

Cash Flows
Operating activities	$(7,889,959)	$(6,975,189)
Financing activities	7,905,220	6,982,662
Investing activities	(15,261)	(7,473)
Proportionate share of change in cash and cash equivalents	$-	$-

	As at	As at
	December 31, 2011	December 31, 2010
Financial Position
Current assets	$113,533	$136,442
Non-current assets	5,958,567	5,547,501
Current liabilities	(1,756,902)	(1,207,433)
Non-current liabilities	(6,178,004)	(5,704,096)
Proportionate share of net liabilities	$(1,862,806)	$(1,227,586)

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

8.	DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Joint Venture decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2011:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Expected undiscounted cash flows	$13,438,206	$13,616,550
Inflation	0%	0%
Discount rate	0.45%	1.11%
Periods	between 2014 and 2028	between 2013 and 2027
With probabilities between	10% and 70%	10% and 70%

The balance of the decommissioning and restoration liability at December 31, 2011 is follows:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Balance, beginning of year	$5,704,096	$8,187,088
Change in estimate of discounted cash flows for the year	410,593	(2,608,255)
Accretion recorded during the year	63,315	125,263
Balance, end of year	$6,178,004	$5,704,096

9.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value. Each common share entitles the holder to one shareholder vote.

There is no other class of shares in the Company.

ii.	Share capital

The number of shares issued and fully paid as at December 31, 2011 is 80,345,558. There are no shares issued but not fully paid.

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per common share, to raise gross proceeds of $11,499,972, and on November 18, 2010, the Company completed a private placement financing of 4,600,000 common shares at $5.00 per share for gross proceeds of $23,000,000. Net proceeds totaled $33,048,756.

iii.	Stock Options and Share-based Payments Reserve

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

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at December 31, 2011, there were 5,345,774 shares available to be issued under the Plan. All stock options are settled by issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	1,084,635	$1.69	1,234,635	$1.75
Granted during the year	150,000	6.13	-	-
Exercised during the year	(270,635)	2.46	(150,000)	2.17
Balance at end of year	964,000	$2.16	1,084,635	$1.69

Options exercisable at the end of the year	964,000		1,084,635

The fair value of the 150,000 stock options granted in the year has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options (five years). There were no stock options granted in the year ended December 31, 2010.

Weighted average share price	$3.25
Exercise price	$6.13
Expected volatility	60.22%
Expected option life	5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	2.46%

During the year ended December 31, 2011, 270,635 stock options were exercised for gross proceeds of $665,000 (December 31, 2010 – 150,000 stock options were exercised for gross proceeds of $326,000). Subsequent to December 31, 2011, 300,000 stock options were exercised for gross proceeds of $516,000.

The following table summarizes options outstanding at the end of periods presented:

	December 31, 2011		December 31, 2010
	Range of exercise prices	Weighted average remaining contractual life	Range of exercise prices	Weighted average remaining contractual life

Options outstanding at the end of the period:	$1.26 - $6.13	2.47 years	$1.26 - $4.50	2.85 years

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2011, December 31, 2010, and as at January 1, 2010.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

At December 31, 2011
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 23, 2013	$327,932	514,000	1.01 years	$1.26
August 25, 2014	268,405	300,000	0.83 years	1.72
January 9, 2016	487,085	150,000	0.63 years	6.13
	$1,083,422	964,000	2.47 years

At December 31, 2010
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
January 30, 2011	321,100	100,000	0.01 years	$4.50
November 23, 2013	436,797	684,635	1.83 years	$1.26
August 25, 2014	268,405	300,000	1.01 years	$1.72
	$1,026,302	1,084,635	2.85 years

At January 1, 2010
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 1, 2010	$180,100	100,000	0.07 years	$2.63
January 30, 2011	321,100	100,000	0.09 years	4.50
November 23, 2013	468,697	734,635	2.32 years	1.26
August 25, 2014	268,405	300,000	1.13 years	1.72
	$1,238,302	1,234,635	3.61 years

The share-based payments recognized as an expense for each year are:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Expense recognized in the period for share-based payments	$487,085	-

The share-based payments amount of $487,085 for the year ended December 31, 2011 is recorded in Consulting fees.

Subsequent to the year-end, on March 8, 2012, 200,000 stock options were granted. These stock options vest immediately, and have an expiry date of March 7, 2017 and an exercise price of $4.84. The fair value of the 200,000 stock options has been estimated on the date of the grant using the Black-Scholes option pricing model and totals $505,000. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing price for a period that reflects the five-year expected life of the options.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

Exercise price	$4.84
Expected volatility	60.8%
Expected option life	5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	1.5%

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

iv.	Warrants

The following is a summary of warrants outstanding at December 31, 2010, and January 1, 2010. There are no warrants outstanding at December 31, 2011.

Date of Issue	Number of Warrants	Exercise Price		Expiry Date

August 4, 2009	1,054,916	$2.00	or $1.73 US	February 4, 2011
December 8, 2009	1,603,950	$3.20		June 8, 2011
Warrants outstanding December 31, 2010	2,658,866

August 4, 2009	1,500,000	$2.00	or $1.73 US	February 4, 2011
December 8, 2009	1,717,000	$3.20		June 8, 2011
Warrants outstanding January 1, 2010	3,217,000

The warrants issued August 4, 2009 were able to be exercised for either $2.00 Canadian or $1.73 US. As they can be exercised in a foreign currency different than the functional currency of the Company, they meet the definition of a financial liability and accordingly are presented as such on the Company’s statement of financial position. They are revalued at fair value at each period using the Black-Scholes option pricing model, and with the assumptions listed below for December 31, 2010 and January 1, 2010:

Black-Scholes assumptions
	At December 31, 2010	At January 1, 2010
Exercise price	C$2.00 or US$1.73	C$2.00 or US$1.73
Expected volatility	49.22%	64.78%
Expected warrant life	1 month	13 months
Expected dividend yield	$0	$0
Risk-free interest rate	1.07%	0.75%
Fair value of warrants	$3.933	$0.729

In the first half of the year, 2,658,866 warrants were exercised before expiry for gross proceeds of $7,242,471 (December 31, 2010 – 558,134 for gross proceeds of $1,251,928).

v.	Shareholder Rights Plan

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

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

10.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 26.5% (2010 – 26.5%):

	December 31, 2011	December 31, 2010

Loss before income taxes	$11,538,935	$14,534,727
	26.5%	26.5%

Tax recovery calculated using statutory rates	3,057,818	3,851,703

Expenses not subject to taxation or (expenses not deductible for taxation)	69,491	(1,272,930)

Other	(33,226)	(39,080)

Tax benefits not recognized	(3,094,083)	(2,539,693)

Income tax expenses (recovery)	$-	$-

Unrecognized deferred tax assets

Deferred income tax assets have not been recognized in respect of the following items:

	December 31, 2011	December 31, 2010
Gahcho Kué Joint Venture	$12,271,065	$9,362,995
Loss carryforwards	3,363,180	3,061,541
Share issuance cost	303,230	418,856
	$15,937,475	$12,843,392

Income tax attributes

As at December 31, 2011, the Company had the following approximate income tax attributes to carry forward:

	Amounts	Expiry Date
Non-capital losses	$12,691,200	2026-2031
Tax basis of mineral properties	$41,981,700	Indefinite
Tax basis of mineral properties, successored	$29,151,900	* see below

11.	Leases

The total future minimum lease payments for office space under non-cancellable operating leases are as follows:

	2012	2013	2014	2015	Thereafter	Total

Future minimum lease payments	$128,696	$140,396	$140,396	$140,396	$152,096	$701,980

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

12.         RELATED PARTIES

The Company’s related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company’s directors. None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

The Company had the following transactions and balances with key management personnel. There were no transactions with the Gahcho Kué Joint Venture.

	December 31,	December 31,
	2011	2010
The total of the transactions:
Remuneration	$1,450,068	$716,978
The amount of outstanding balances:
Payable	313,000	186,619

The remuneration of directors and other members of key management personnel for the year ended December 31, 2011 and the year ended December 31, 2010 were as follows:

	December 31,	December 31,
	2011	2010

Salary, bonus and other short-term employee benefits	$962,983	$716,978
Share-based payments	487,085	-
	$1,450,068	$716,978

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

13.         CAPITAL MANAGEMENT

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

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

The Company’s capital for the reporting periods is summarized as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Share capital	$146,911,995	$133,344,866	$97,312,714
Value assigned to warrants	-	969,942	1,051,564
Share-based payments reserve	1,083,422	1,026,302	1,238,302
Deficit	(90,876,085)	(79,337,150)	(64,802,423)
	$57,119,332	$56,003,960	$34,800,157

There were no changes in the Company’s approach to capital management during the year ended December 31, 2011. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

14.         SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

15.         TRANSITION TO IFRS

The Company’s audited consolidated annual financial statements for the year ended December 31, 2011 are the first annual financial statements that are prepared in accordance with IFRS, and these consolidated financial statements were prepared as described in Note 2, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which, for the Company, is December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exemptions for first time IFRS adopters.

Initial elections upon adoption

Set forth below are the IFRS 1 applicable exemptions and elections applied in the Company’s conversion from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS.

Share-based payments

IFRS 2, Share-based Payments, (“IFRS 2”), encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date. The Company has taken the exemption provided under IFRS 1 and is not applying IFRS 2 to any options fully vested at the Transition Date.

Decommission and restoration liability exemption

The Company has included on its balance sheet a decommissioning and restoration liability as a result of proportionately consolidating the Gahcho Kué Joint Venture effective July 4, 2009. Under IFRS 1, a first-time adopter need not comply with specific requirements for changes in liabilities that occurred before the date of transition to IFRS as identified under IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. The Company has taken the exemption, and as a result, it has measured the liability as at the date of transition to IFRSs in accordance with IAS 37, Provisions, Contingent Assets and Contingent Liabilities, and estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using the Company’s best estimate of the historical risk-adjusted discount rate that would have been applied for that liability over the intervening period.

Property and Equipment

The Company has applied IAS 16, Property Plant and Equipment to all fixed assets with retrospective application, and carries all fixed assets at historic cost. The Company has elected not to use fair value as the deemed cost at the Transition Date.

Financial instruments

Under IFRS 1, an optional exemption exists relating to designation of previously recognized financial instruments, which allows financial instruments to be redesignated at the date of transition as either available-for-sale, or as at fair value through profit and loss (“FVTPL”). The Company has taken the exemption but the redesignation has no impact because the Company will retain its applicable marketable securities as “available-for-sale” at the Transition Date.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

Assets and liabilities in separate and consolidated financial statements

The Company’s subsidiaries have adopted IFRS at the same time as the parent. The Gahcho Kué Joint Venture has reported under IFRS from inception. The Company’s consolidated financial statements measure its proportionate share of the assets and the liabilities of the Gahcho Kué Joint Venture at the same carrying values as in the financial statements of the Gahcho Kué Joint Venture.

Estimates

Hindsight cannot be used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income or loss and cash flows at certain periods. The following paragraphs explain the significant differences between Canadian GAAP and IFRS. These differences result in the adjustments in the tables below:

Reconciliation of equity

		December 31,	January 1,
Reconciliation of Equity	Note	2010	2010
Shareholders' Equity under Canadian GAAP:		$105,164,029	$71,516,301
Exploration and evaluation costs expensed	1	(42,740,884)	(34,775,176)
Reversal of future income tax recoveries	2	(1,453,393)	(954,648)
Reversal of tax benefit of financing costs	2	(578,128)	-
Adjustment of decommissioning and restoration liability	3	388,818	115,979
Depreciation expensed	4	(8,820)	-
Reversal of warrants accounted for as equity	6	-	(819,000)
Expense to fair value warrants exercisable in a foreign currency	6	(4,749,232)	(274,500)
Total Equity under IFRS		$56,022,390	$34,808,956

Reconciliation of comprehensive loss

		For the year ended
		December 31,
Reconciliation of comprehensive loss	Note	2010
Comprehensive loss under Canadian GAAP		$(1,557,084)
Exploration and evaluation costs expensed	1	(7,965,708)
Reversal of future income tax recoveries	2	(498,745)
Adjustment of decommissioning and restoration liability	3	272,839
Depreciation expensed	4	(8,820)
Loss on revaluation of warrants exerciseable in foreign currency	6	(4,767,578)
Comprehensive loss under IFRS		$(14,525,096)

Reconciliation of cash flows

		For the year ended
		December 31,
Reconciliation of cash flows from operating activities	Note	2010
Cash used in operating activities, Canadian GAAP		$(988,249)
Exploration and evaluation costs expensed	1	(7,965,708)
Classification of interest income as investing activity	7	(122,590)
Elimination of exploration and evaluation amounts included in working capital	1	1,807,578
Cash used in operating activities, IFRS		$(7,268,969)

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

		For the year ended
		December 31,
Reconciliation of cash flows from investing activities	Note	2010
Cash used in investing activities, Canadian GAAP		$(10,068,941)
Exploration and evaluation costs expensed	1	7,965,708
Classification of interest income as investing activity	7	122,590
Elimination of exploration and evaluation amounts included in working capital	1	(1,807,578)
Cash used in investing activities, IFRS		$(3,788,221)

Changes in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company.

1.	Exploration and evaluation

Under IFRS, the Company’s policy is to expense exploration and evaluation costs as incurred until such time as the Company makes a formal decision to develop a mine to extract the mineral reserves. As well, the Company capitalizes acquired evaluation and exploration costs. It also capitalizes the historic agreed sunk cost repayments as they become due (see Note 7).

Once the decision to develop the mine is made, and subject to impairment analysis, capitalized acquisition costs included in the Gahcho Kué Joint Venture are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. The decision to develop a mine may be impacted by management’s assessment of legal, environmental, social and governmental factors.

Under Canadian GAAP, the Company’s exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties were capitalized as exploration and evaluation assets. Under Canadian GAAP, acquired exploration and evaluation assets capitalized included a gross-up for future income taxes payable.

On transition to IFRS, in the opening balance sheet, the change in accounting policy resulted in a reduction of assets (excluding reversal of the future income tax liability inclusion of $6,131,529), and an increase in the opening deficit of $34,775,176.

Cash used in operating activities is increased as a result of expensing exploration and evaluation under IFRS, while cash used in investing activities is decreased by the same amount since exploration and evaluation was capitalized under Canadian GAAP and considered an investing activity.

2.	Income Taxes

Under IFRS, there is no gross-up on acquired exploration and evaluation assets for their associated future income tax liability. On transition, the change in accounting policy resulted in a reduction of assets of $6,131,529 (as above), and a corresponding reduction in future income tax liability of $6,131,529. Future income tax recoveries recorded prior to the Transition Date in the amount of $954,648 were reversed from their impacts on the Company’s future income tax liability under Canadian GAAP, and their resulting increase in the Company’s deficit.

There is no impact on cash flows as a result of this adjustment since future income tax recoveries and liabilities under Canadian GAAP or IFRS are not cash-related.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

3.	Changes in existing decommissioning and restoration liability

The decommissioning and restoration liability was calculated as at the Transition Date, and revalued as at December 31, 2010 for changes in undiscounted, uninflated cash flows, and other assumptions.

Under IAS 37, the estimated cash flows related to the decommissioning and restoration liability have been risk adjusted, therefore, the provision has been discounted at a risk-free rate of 1.53% based on Bank of Canada real return bond rates at the Transition Date.

This resulted in a $3,083,213 increase to the decommissioning liability with a corresponding increase to the Company’s Interest in Gahcho Kué Joint Venture as at the Transition Date.

There is no impact on cash flows as a result of this adjustment since the decommissioning and restoration liability, and the interest expense recorded relating to the decommissioning and restoration liability are not cash-related under either Canadian GAAP or IFRS.

4.	Depreciation expense

Under Canadian GAAP, the depreciation associated with the Company’s proportionate share of fixed assets was capitalized to the Company’s Interest in Gahcho Kué Joint Venture. Under IFRS, the depreciation is expensed.

There is no impact on the Company’s deficit at the Transition Date since the related fixed assets were not yet depreciated. For the year ended December 31, 2010, there was a resulting increase in the deficit of $8,820.

There is no impact on cash flows as a result of this adjustment since depreciation is not cash-related under Canadian GAAP or IFRS.

5.	Reversal of tax benefit of financing costs

Under Canadian GAAP, a tax benefit associated with costs of financings was recorded. Under IFRS, with no deferred tax asset recorded in the Company, the tax benefit is reversed. This resulted in a decrease to Share Capital in the year ended December 31, 2010 of $578,128. There is no impact at the Transition Date.

There is no impact on cash flows as a result of this adjustment since tax benefits under Canadian GAAP or IFRS are not cash-related.

6.	Reclassification and revaluation of warrants exerciseable in foreign currency

Under Canadian GAAP, the fair value of warrants issued is recorded under equity. On transition, the Company had warrants issued on August 4, 2009 which were able to be exercised for either $2.00 Canadian or $1.73 US. As they can be exercised in a foreign currency different than the functional currency of the Company, they meet the definition of a financial liability under IFRS, and accordingly are presented as such on the Company’s statement of financial position effective with the Transition Date. They have been revalued at fair value at each period using the Black-Scholes option pricing model, as described in Note 9(iv). This resulted in a decrease in equity at the Transition Date of $1,093,500, consisting of $819,000 removed from equity and recorded as a liability, and $274,500 being the revaluation of the fair value from the time of grant (August 4, 2009) to January 1, 2009.

There is no impact on cash flows as a result of this adjustment since the changes are within the cash provided by operations.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

7.	Presentation Reclassifications

Under IFRS, the Company has included interest expense relating to its decommissioning and restoration liability as other expenses. As well, under IFRS, for cash flow purposes, the Company considers interest income received on investments of its excess cash to be investing activities for cash flow purposes. Under Canadian GAAP, the interest income received was recorded as an operating activity.

Reconciliations of Statements of Comprehensive Loss from Canadian GAAP to IFRS

The following is a reconciliation of consolidated Statement of Comprehensive Loss as of December 31, 2010 from Canadian GAAP to IFRS:

	Canadian GAAP		IFRS
	Year ended	IFRS	Year ended
	December 31, 2010	Adjustments	December 31, 2010
Expenses:
Consulting fees	(721,987)		(721,987)
Depreciation	-	(8,820)	(8,820)
Exploration and evaluation expenses	-	(7,965,708)	(7,965,708)
Gahcho Kué Project management fee	(162,613)		(162,613)
Office and administration	(200,274)		(200,274)
Professional fees	(340,051)		(340,051)
Promotion and investor relations	(78,499)		(78,499)
Salary and benefits	(45,162)		(45,162)
Transfer agent and regulatory fees	(124,255)		(124,255)
Travel	(117,107)		(117,107)

Net loss for the year from operations	(1,789,948)	(7,974,528)	(9,764,476)

Other expenses:
Accretion expense on decommissioning and restoration liability	(398,102)	272,839	(125,263)
Loss on revaluation of warrants exerciseable in a foreign currency	-	(4,767,578)	(4,767,578)
Other income:
Interest income	122,590		122,590

Net loss for the year before tax recovery	(2,065,460)	(12,469,267)	(14,534,727)

Future income tax recovery	498,745	(498,745)	-

Net loss for the year after tax	(1,566,715)	(12,968,012)	(14,534,727)

Other Comprehensive Loss
Change in fair value of available-for-sale marketable securities	9,631		9,631
Comprehensive loss for the year	(1,557,084)	(12,968,012)	(14,525,096)

Basic and diluted loss per share	$(0.02)		$(0.21)

Weighted average number of shares outstanding	70,833,448		70,833,448

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

Reconciliations of Balance Sheets from Canadian GAAP to IFRS

The following is a reconciliation of the consolidated Balance Sheet as of December 31, 2010:

		IFRS
	Canadian GAAP	Adjustments	IFRS	IFRS
	December 31, 2010	On transition	Adjustments	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$23,778,053			$23,778,053
Short-term investments	9,777,089			9,777,089
Marketable securities	23,062			23,062
Amounts receivable	499,192			499,192
Advances and prepaid expenses	134,174			134,174

	34,211,570			34,211,570

Property and equipment	42,753			42,753
Gahcho Kué Joint Venture	83,051,319	(37,707,513)	(8,362,021)	36,981,785

Total assets	$117,305,642	$(37,707,513)	$(8,362,021)	$71,236,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,760,390			$4,760,390
Warrants exerciseable in a foreign currency	-	1,093,500	3,655,732	4,749,232

Total current liabilities	4,760,390	1,093,500	3,655,732	9,509,622

Future income tax liabilities	4,100,008	(5,176,881)	1,076,873	-

Decommissioning and restoration liability	3,281,215	3,083,213	(660,332)	5,704,096

Shareholders' equity:
Share capital	133,054,164		290,702	133,344,866
Value assigned to warrants	1,545,926	(819,000)	243,016	969,942
Share-based payments reserve	1,026,302			1,026,302
Deficit	(30,480,793)	(35,888,345)	(12,968,012)	(79,337,150)
Accumulated other comprehensive income	18,430			18,430

Total shareholders' equity	105,164,029	(36,707,345)	(12,434,294)	56,022,390

Total liabilities and shareholders' equity	$117,305,642	$(37,707,513)	$(8,362,021)	$71,236,108

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

The following is a reconciliation of the consolidated Balance Sheet as of January 1, 2010:

	Canadian GAAP	IFRS	IFRS
	December 31, 2009	Adjustments	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents	$208,559		$208,559
Short-term investments	9,733,718		9,733,718
Marketable securities	13,431		13,431
Amounts receivable	269,979		269,979
Advances and prepaid expenses	39,173		39,173

	10,264,860	-	10,264,860

Property and equipment	44,100		44,100
Gahcho Kué Joint Venture	73,437,586	(37,707,513)	35,730,073

Total assets	$83,746,546	$(37,707,513)	$46,039,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,949,489		$1,949,489
Warrants exerciseable in a foreign currency	-	1,093,500	1,093,500

Total current liabilities	1,949,489	1,093,500	3,042,989

Future income tax liabilities	5,176,881	(5,176,881)	-

Decommissioning and restoration liability	5,103,875	3,083,213	8,187,088

Shareholders' equity:
Share capital	97,312,714		97,312,714
Value assigned to warrants	1,870,564	(819,000)	1,051,564
Share-based payments reserve	1,238,302		1,238,302
Deficit	(28,914,078)	(35,888,345)	(64,802,423)
Accumulated other comprehensive income	8,799		8,799

Total shareholders' equity	71,516,301	(36,707,345)	34,808,956

Total liabilities and shareholders' equity	$83,746,546	$(37,707,513)	$46,039,033
F-40

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Financial Statements For the Year Ended December 31, 2011 In Canadian Dollars

16.         SUBSEQUENT EVENT

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company’s 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds Inc. (“Kennady Diamonds”) through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the “Arrangement”) pursuant to which Mountain Province will transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3,000,000 of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement calls for the share capital of Mountain Province to be reorganized into a new class of shares which will be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

After completing the Arrangement, Kennady Diamonds will hold Mountain Province’s interest in the Kennady North Project and will be capitalized with $3,000,000 of cash.

The various transactions contemplated by the Arrangement have not been completed.

The Arrangement has been approved by the Board of Directors of Mountain Province and is subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders scheduled for April 25, 2012.

