Form 20-F
period 2012-12-31
Mountain Province Diamonds Inc.
filed 2013-04-01
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Bruce Ramsden – 416-361-3562

Fax: 416-603-8565; Email: b.ramsden@mountainprovince.com

161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario Canada M5J 2S1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act.

       Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

94,168,151

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

☐ Yes    ☐ No

Not Applicable

TABLE OF CONTENTS

GLOSSARY		v

GLOSSARY OF TECHNICAL TERMS		xi

PART I

Item 1	Identity of Directors, Senior Management and Advisors.	1

Item 2	Offer Statistics and Expected Timetable.	1

Item 3	Key Information.	1

A.	Selected financial data.	1

B.	Capitalization and indebtedness.	2

C.	Reasons for the offer and use of proceeds.	2

D.	Risk factors.	2

Item 4	Information on the Company.	10

A.	History and development of the Company.	10

B.	Business Overview.	13

C.	Organizational structure.	17

D.	Property, plants and equipment.	18

Item 4A	Unresolved Staff Comments	48

Item 5	Operating and Financial Review and Prospects.	48

A.	Operating results.	48

B.	Liquidity and capital resources.	49

C.	Research and development, patents and licenses, etc.	50

D.	Trend information.	50

E.	Off-balance sheet arrangements.	50

F.	Tabular disclosure of contractual obligations.	51

Item 6	Directors, Senior Management and Employees.	53

A.	Directors and Senior Management.	53

B.	Compensation.	56

C.	Board practices.	58

D.	Employees.	59

ii

E.	Share ownership.	59

Item 7	Major Shareholders and Related Party Transactions.	60

A.	Major shareholders.	60

B.	Related party transactions.	61

C.	Interests of experts and counsel.	62

Item 8	Financial Information.	62

A.	Consolidated Statements and Other Financial Information.	62

B.	Significant Changes.	62

Item 9	The Offer and Listing.	63

A.	Offer and Listing Details.	63

B.	Plan of Distribution.	64

C.	Markets.	64

D.	Selling Shareholders.	64

E.	Dilution.	64

F.	Expenses of the Issuer.	64

Item 10	Additional Information.	64

A.	Share capital.	64

B.	Memorandum and articles of association.	64

C.	Material contracts.	68

D.	Exchange controls.	68

E.	Taxation.	70

F.	Dividends and paying agents.	78

G.	Statement by experts.	78

H.	Documents on display.	78

I.	Subsidiary Information.	79

Item 11	Quantitative and Qualitative Disclosures About Market Risk.	79

Item 12	Description of Securities Other than Equity Securities.	80

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

AK-CJ Properties means, collectively, the AK Property and CJ Property;

AMEC means AMEC Americas Limited;

AMEX or NYSE AMEX means the American Stock Exchange prior to the take-over of the American Stock Exchange LLC by the New York Stock Exchange, and subsequently renamed NYSE Amex, then renamed NYSE MKT;

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

v

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

Gahcho Kué Project, located on Kennady Lake, also referred to as the “Kennady Lake Project”, and comprising four mineral leases that are 100% owned by De Beers Canada Inc. (“De Beers Canada”), which holds them on behalf of the Gahcho Kué Joint Venture. The participating interest of each of the joint venture parties is governed by the 2009 Gahcho Kué Joint Venture Agreement;

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

vi

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

Kennady Arrangement means the arrangement between the Company and Kennady Diamonds Inc. which was effected as of July 6, 2012;

Kennady Arrangement Agreement means the Kennady Arrangement Agreement dated as of March 12, 2012, and made between the Company and Kennady Diamonds Inc., including the schedules to that agreement;

Kennady North Project means the mining leases (4330, 4466, 4467, and 4468) and eight mineral claims staked in 2010 (Kwezi 01 to Kwezi 08) which were 100% owned by Mountain Province in the area around the Gahcho Kué Project and Kennady Lake, and which were transferred to Kennady Diamonds Inc. under the plan of arrangement between Kennady Diamonds Inc. and Mountain Province effective July 6, 2012;

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

NYSE MKT means the New York Stock Exchange MKT, renamed from NYSE Amex;

Old MPV means MPV prior to its amalgamation with 444965 B.C. Ltd.;

OTCBB means the OTC bulletin board;

PFIC means Passive Foreign Investment Company under the Code;

vii

Qualified Person as defined by Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects), means an individual who:

(1) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining;

(2) has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice;

(3) has experience relevant to the subject matter of the mineral project and the technical report; and

(4) is in good standing with a professional association; and

(5) in the case of a professional association in a foreign jurisdiction, has a membership designation that:

(i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and

(ii) requires:

A. a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or

B. a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining;

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

▪	the potential for delays in exploration activities or the completion of feasibility studies;

▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

▪	risks related to foreign exchange fluctuations and prices of diamonds;

▪	risks related to commodity price fluctuations;

▪	the uncertainty of profitability based upon the Company's history of losses;

▪	risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;

▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;

▪	risks related to environmental regulation, permitting and liability;

▪	political and regulatory risks associated with mining and exploration;

▪	geological and technical conditions at the Company’s Gahcho Kué Project being adequate to permit development;

▪	the ability to develop and operate the Company’s Gahcho Kué Project on an economic basis and in accordance with applicable timelines;

▪	aboriginal rights and title;

▪	failure of plant, equipment, processes and transportation services to operate as anticipated;

xiv

▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and

▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in this Annual Report under the headings "Risk Factors", "History and Development of Company," "Business Overview," "Property, plants and equipment," and "Operating and Financial Review and Prospects". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward -looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Forward-looking information is based on certain factors and assumptions regarding, among other things, exploration, permitting, construction, mining, and production at the Gahcho Kué Project and any other property as well as world and U.S. economic conditions and the future worldwide demand for diamonds. Specifically, in making statements regarding expected mineral recovery, diamond prices and expectations concerning the diamond industry, the Company has made assumptions regarding, among other things, foreign exchange rates, continuing recovery of world and U.S. economic conditions, our ability to successfully implement our exploration, construction and mining plans, the success of permitting the Gahcho Kué Project, and overall demand for diamonds. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risk Factors”.

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

xv

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

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form. Canadian investors should also refer to the annual consolidated financial statements of the Company as at December 31, 2012, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

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

The selected financial data set forth below should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects”, and in conjunction with the consolidated financial statements and related notes of the Company included under “Item 18, Financial Statements."  The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective with the Company’s transition to IFRS on January 1, 2010. Previously, the Company’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences between GAAP and accounting principles in the United States, applicable to the Company, were described in the Company’s previous consolidated financial statements. With the Company’s transition to IFRS effective January 1, 2010, there is no requirement to report the material measurement differences between IFRS and accounting principles in the United States.

The Company's financial statements are set forth in Canadian dollars.

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended December 31, 2012, 2011 and 2010.

For the year ending (except as noted)
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	December 31, 2012	December 31, 2011	December 31, 2010
Operating Revenue	nil	nil	nil
Working Capital	46,654	16,717	25,782
Net Loss -
Under IFRS:	(3,338)	(11,539)	(14,535)
Basic and diluted loss per share -
Under IFRS:	(0.04)	(0.15)	(0.21)
Total Assets -
Under IFRS:	95,590	66,557	71,236
Share Capital
Under IFRS:	180,170	146,912	133,345
Net Assets -
Under IFRS:	87,195	57,132	56,022
Number of Common Shares issued	94,168,151	80,345,558	77,416,057

No dividends have been declared in any of the years presented above.

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth, (i) for the five most recent financial years, the average rate (the "Average Rate") of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the U.S. noon exchange rates per the Bank of Canada for each trading day of the fiscal year; and (ii) the high and low exchange rates for each of the previous six calendar months for the Canadian dollar, expressed per the Bank of Canada.

The Average Rate is set out for each of the periods indicated in the table below.

Dec-12		Dec-11		Dec-10		Dec-09 (nine months)		Mar-09
US$	0.9949	US$	0.9891	US$	0.9704	US$	0.9034	US$	0.8878

The high and low exchange rates for each month during the previous six months are as follows:

Month	High (US$)	Low (US$)
February 2013	1.004	0.9723
January 2013	1.0188	0.9900
December 2012	1.0178	1.0028
November 2012	1.0095	0.9943
October 2012	1.0272	0.9986
September 2012	1.0371	1.0082

On March 26, 2013, the noon buying rate in Canadian dollars as per the Bank of Canada (the "Exchange Rate") was $1 Canadian = US$0.9837.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable

D.	Risk factors.

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

a)       The Company's limited operating history makes it difficult to evaluate the Company's current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of growth of all companies, and in mining companies in particular. The Company has not commenced mining operations and is still in the development and permitting stage of the Gahcho Kué Project. The Company may not be able to obtain all of the permits which are necessary for it to commence operations. The Company’s mining operations may not be successful. As a result of this limited operating history, period-to-period comparisons of the Company’s operating results may not be meaningful and the results for any particular period should not be relied upon as an indication of future performance.

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

The Company currently has no significant source of operating cash flow. The Company has limited financial resources. The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to generate revenues. The Company’s current operations do not generate any cash flow. The Company’s annual operating costs, excluding its share of costs of the Gahcho Kué Project, are approximately $2.5 million.

(d) The Company is in the development and permitting stage for the Gahcho Kué Project and may never become profitable.

The Company's Gahcho Kué Project is in the permitting and engineering design stage. The Company’s proposed mining operations may never become profitable. Drilling of the 5034, Hearne, and Tuzo kimberlite pipes has been extensive and is completed for purposes for the development of the mine. Reserves have been established through the Feasibility Study but the permitting of the mine is still underway. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results. Mine plans and processing concepts that have been developed are not necessarily final.

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

The Company may not have the ability to pay for exploration or development costs on any other properties it may acquire. If such funds were available, there is no assurance that expending such funds would result in discovery of any diamondiferous kimberlite.

(g) The Company has a history of losses and is likely to continue to incur losses for the foreseeable future.

The Company has a history of losses and is likely to continue to incur losses for the foreseeable future. During the fiscal years ended December 31, 2012, 2011, and 2010, the Company incurred net losses or earnings during each of the following periods:

•	$3.338 million loss for the year ended December 31, 2012;

•	$11.539 million loss for the year ended December 31, 2011; and

•	$14.535 million loss for the year ended December 31, 2010.

As of December 31, 2012, the Company had an accumulated deficit of $94.2 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage, and the Company has no history of earnings or cash flow from operations and, as an exploration and development company, has only a history of losses.

(h) The Company may never recover the amounts it has capitalized for mineral property costs.

The recoverability of the amounts capitalized for mineral properties in the Company's consolidated financial statements is dependent upon the ability of the Company to complete exploration and development, the discovery of economically recoverable reserves, and, if warranted, upon future profitable production or proceeds from disposition of some or all of the Company's mineral properties.

(i) The Company’s failure to raise required financing in the future could cause the Company to go out of business.

As of December 31, 2012, the Company had cash and cash equivalents and short-term investments of approximately $47.7 million and working capital of approximately $46.7 million. During the past two fiscal years ended December 31, 2012 and December 31, 2011, the Company used approximately $27.5 million in cash flows in operating activities including approximately $13.8 million during the year ended December 31, 2012, and $13.7 million during the year ended December 31, 2011.

The Company's administrative and other expenses are expected to be approximately $2.5 million for the next year, in addition to an estimated $42.0 million for the Company’s proportional share of expenses for the Gahcho Kué joint venture for 2013. The Company expects that a payment of $10 million for historic sunk costs will be required towards the end of 2013 when permits are expected for the Gahcho Kué joint venture.

In order to advance the development of the Gahcho Kué Project, the Company will be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders’ interests in the Company and the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company’s business or results of operations. As well, there is no guarantee that the Company will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable. If the Company is not able to raise sufficient capital, it may not be able to grow the Company, or it may be forced to cease doing business.

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

The market for rough diamonds is subject to strong influence from demand in the United States, Japan, China and India, which are the largest markets for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds has historically fluctuated.  The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006 diamond prices increased on average by approximately 15%.  In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%.  From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time.  By mid-April 2009, rough diamond prices rebounded to pre-global recession levels.  During 2010, rough diamond prices increased by approximately 30%.  This strengthening continued through the first half of 2011 when diamond prices reached historic highs.  During the second half of 2011, diamond prices dropped sharply resulting in an overall approximate 17% increase during the year. Accordingly to industry leaders, in 2012 rough diamond prices dropped by approximately 12 percent. While the supply/demand fundamentals for diamonds would indicate good price support and steadily rising prices in the future, such fluctuations make it difficult to predict future diamond prices with a high degree of certainty. To mitigate against this, the Company uses conservative modeled diamond prices in its economic studies and mine planning. Nonetheless, the Company’s future results of operation may fluctuate significantly if rough diamond price volatility continues into the future.

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

The Gahcho Kué Project is subject to climate and transportation risks because of its remote northern location. Such factors can add to the costs of development and operation, thereby increasing costs and negatively affecting profitability. The availability of weather conducive to building and operating the Tibbitt to Contwoyto Winter Road is particularly critical to the development of the mine, and production.

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

(t) Aboriginal Rights and Title

Governments in Canada must consult with aboriginal peoples with respect to grants of mineral rights and the issuance of or amendment to project authorizations. Consultation regarding rights or claimed rights of aboriginal people may require accommodations, including undertakings with respect to employment and other matters. This may affect the Company’s timetable and costs of development of mineral properties. Aboriginal rights or title claims could affect the Company’s existing operations, in addition to its future acquisitions. These legal requirements, among other things, may affect the Company’s ability to develop the Gahcho Kué Project and other mineral properties or may materially delay the development of such properties.

(u) Future equity financings which the Company may undertake would cause shareholders’ interests in the Company to be diluted.

The Company's current operations do not generate any cash flow. As the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has raised funds in recent years through share, option and warrant issuances. As of December 31, 2012, the Company had cash and cash equivalents and short-term investments of approximately $47.7 million and working capital of approximately $46.7 million. To develop the Gahcho Kué mine, and perform exploration on any other properties acquired, the Company will need to investigate sources of additional liquidity to increase the cash balances required in the future. These additional sources include, but are not limited to, share offerings, private placements, production sharing arrangements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. There can be no assurance that the Company will be able to raise additional funds as needed, or that funds raised, if any, would be on terms and conditions acceptable to the Company. The Company’s annual cash administrative operating costs, excluding the costs directly associated with the Gahcho Kué Project, are approximately $2.5 million.

(v) If outstanding options to buy Company stock are exercised, existing shareholders’ interests in the Company will be diluted.

As at March 28, 2013, there were 1,044,000 options (including options not fully vested) outstanding with exercise prices ranging from $1.26 to $6.13 (expiring at various dates). The stock options, if fully exercised, would increase the number of shares outstanding by 1,044,000. Such options, if fully exercised, would constitute about 1% (out of 95,212,151 shares (94,168,151 issued and outstanding, plus total outstanding options)) of the Company's resulting share capital as at March 28, 2013. It is unlikely that outstanding options and warrants would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in dilution to existing shareholders.

(w)  Members of our Management and Board of Directors may have outside interests which conflict with the Company or its shareholders.

The President and CEO and director, Patrick Evans, and the current CFO and Corporate Secretary, Jennifer Dawson, and the Vice President Finance and CFO and Corporate Secretary designate, Bruce Ramsden, have Consulting Agreements with the Company (see “Item 6C - Board Practices”). In addition, certain officers and directors of the Company are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.

(x) If the Company is not able to attract and maintain qualified key management personnel, it may not be able to successfully implement its planned business activities and growth.

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

(y)   The Company’s stock price is subject to significant fluctuations.

Prices for the Company's shares on the TSX and on the NYSE MKT (formerly NYSE Amex), have been extremely volatile. The price for the Company's common shares on the TSX ranged from $3.25 (low) and $5.60 (high) during the fiscal year ended December 31, 2012, and from $3.50 (low) to $6.50 (high) during the fiscal year ended December 31, 2011. The price on the NYSE MKT ranged from $3.13 US (low) and $5.66 US (high) during the fiscal year ended December 31, 2012, and from $3.48 US (low) to $6.74 US (high) during the fiscal year ended December 31, 2011. Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

(z) The Company has not paid dividends in the past and does not anticipate paying them in the foreseeable future.

Since its inception, the Company has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future. Without dividends on its common stock, shareholders will be able to profit from an investment only if the price of the stock appreciates before the shareholder sells it.

(aa) Currency rate fluctuations may have a material effect on our financial position, results of operations, and timing of the development of the Company’s properties.

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

(bb) Historically, the Company has been dependent on the support of De Beers and there is no assurance that their support will continue in the future.

The exploration of the Gahcho Kué Project has historically been funded by De Beers Canada. As well, De Beers Canada is the operator of the Project, and has an equity investment in the Company. With the execution of the 2009 Joint Venture Agreement, De Beers and the Company share funding responsibility for the Gahcho Kué Project. Under the 2009 Gahcho Kué Joint Venture Agreement, the Company and De Beers are required to fund their share of costs for future operations. As well, the Company is required to make certain repayments of agreed historic costs of the Gahcho Kué Project, funded by De Beers, if and when certain events occur. If either party is unable to fund their share of costs, or, if the Company defaults on its required payments of historic costs if and when they are due, in addition to interest on late or defaulted payments, marketing rights can be diluted for the defaulting party. As well, there is no assurance that the Company will have the required funds on hand when the payments are required to be made. Finally, there is no assurance that the level of support provided by De Beers will continue in the future.

(cc) It will be difficult for any shareholder of the Company to commence legal action against the Company’s executives. Enforcing judgments against them or the Company will be difficult.

As the Company is a Canadian company, it may be difficult for U.S. shareholders of the Company to effect service of process on the Company or to realize on judgments obtained against the Company in the United States.  Some of the Company’s directors and officers are residents of Canada and a significant part of the Company’s assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service of process within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or the Company’s directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's Canadian executive officers or directors.

(dd) The MPV Shares may be delisted from NYSE MKT, and if this occurs, shareholders may have difficulty converting their investment into cash efficiently.

NYSE MKT has established certain standards for the continued listing of a security on this exchange. If the MPV Shares were to be excluded from NYSE MKT, the prices of the MPV Shares and the ability of shareholders to sell such stock would be adversely affected. If the Company were to be delisted, the Company would be required to comply with the initial listing requirements to be relisted on NYSE MKT.

(ee) The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a PFIC during the tax year ended December 31, 2012, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the tax year ending December 31, 2013, and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

On February 27, 2012, the Company incorporated a wholly-owned subsidiary named Kennady Diamonds Inc. under the Ontario Business Corporations Act. This subsidiary was formed for the purpose of effecting the transfer of Mountain Province’s interest in the Kennady North Project in Northwest Territories, Canada and operations to a new company as contemplated under a Mountain Province plan of arrangement which closed July 6, 2012 (see “Kennady North” discussion under “Other Properties”). Until the completion of the plan of arrangement, Kennady Diamonds Inc. was a wholly-owned subsidiary of Mountain Province. Upon completion of the plan of arrangement, Mountain Province distributed the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds’ share for every five shares of Mountain Province held by shareholders.

The subsidiaries of the Company, represented diagrammatically, are as follows:

The Company's registered, records, administrative, and executive office is at 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario, Canada M5J 2S1, the telephone number is (416) 361-3562, and the fax number is (416) 603-8565.

The Company's initial public offering on the VSE was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company listed its shares on the TSX (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the Vancouver Stock Exchange (now known as the TSX Venture Exchange and prior to that, as the CDNX) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on the NYSE MKT (formerly NYSE Amex) under the symbol “MDM”. Prior to April 4, 2005, the Company's shares traded on the OTCBB under the symbol "MPVI". The Company is also registered extra-provincially in the Northwest Territories, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Company files reports in the United States pursuant to Section 13 of the Securities Exchange Act.

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

Acquisition of Camphor Ventures Inc.

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

Disposition of Kennady North Project

On March 12, 2012, Kennady Diamonds Inc. and Mountain Province entered into an arrangement agreement (the “Kennady Arrangement Agreement”) pursuant to which Mountain Province agreed to would transfer its interest in the Kennady North Project, in the Northwest Territories in Canada, including permits, mining claims, rights and title, to Kennady Diamonds Inc. in exchange for common shares of Kennady Diamonds Inc.

Upon completion of the Kennady Arrangement on July 6, 2012, Kennady Diamonds Inc. issued 16,143,111 shares to Mountain Province which were distributed along with the one share held by Mountain Province to the Mountain Province shareholders in exchange for the assets and cash transferred, as contemplated by the Kennady Arrangement. The transactions contemplated by the Kennady Arrangement were completed on July 6, 2012. Kennady Diamonds Inc. began trading on the TSX Venture Exchange on July 10, 2012 under the ticker symbol “KDI”.

B.	Business overview.

1.1     Introduction

The Company is a natural resource property exploration and development company. At this time, the Company has interest in one natural resource property – its 49% interest (including the 4.9% interest in the property held by Camphor) in the Gahcho Kué Joint Venture located in the Northwest Territories of Canada. See "Item 4D - Property, plants and equipment".

Bulk sampling and drilling on the Gahcho Kué Project is complete, as is the Definitive Feasibility Study which demonstrates an economically viable project. The Project is currently in the permitting stage. There are no revenues from the Company’s natural resource property.

In July and November 2010, the Company acquired eight (8) mineral claims just north and west of the Gahcho Kué Project mineral leases. The Company referred to these eight claims and its five 100%-owned mineral leases as the Kennady North Project. During 2011, the Kennady North Project underwent a desktop study to compile the historic exploration information in order to assess what exploration, if any, could be done on these 13 claims and leases. In 2012, through a plan of arrangement, Mountain Province’s interest in the Kennady North Project and cash were transferred to Kennady Diamonds Inc. See “Other Properties” for further information on the Kennady North Project and Kennady Diamonds Inc.

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

During 2002, the Company entered into the Gahcho Kué Joint Venture Agreement. This agreement provided that De Beers Canada could have earned up to a 55% interest in the project by funding and completing a positive definitive feasibility study. The agreement also provided that De Beers Canada could have earned up to a 60% interest in the project by funding development and construction of a commercial-scale mine. This Gahcho Kué Joint Venture Agreement was amended and restated in July 2009 (see “Description of Property – Amended and Restated Joint Venture Agreement”).

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

Other Properties

The Company regards only the AK Property (the “Gahcho Kué Project”) as material at this time. The Company’s former Kennady North Project is discussed only briefly in this document. For further particulars, reference should be made to “Item 4D - Property, plants and equipment - Other Properties”.

Kennady North

The Company (outside of the Joint Venture with De Beers Canada) had the following five mining leases at Kennady Lake, adjacent or close to the Gahcho Kué Project, with their respective lease numbers –4340, 4342, 4466, 4467, and 4468. These five mining leases represent about 12,755 acres. In late 2010, the Company also staked eight claims around Gahcho Kué – Kwezi 01 to Kwezi 08. These claims represent approximately 17,619 acres, and together with the five mining leases, comprise 30,374 acres. This was known as the Company’s Kennady North Project. These mining leases and claims were not part of the 2009 Gahcho Kué Joint Venture Agreement with De Beers Canada and were not considered part of the Gahcho Kué Project. Historical exploration on the Kennady North Project was done starting in 1992 and continued until about 12 years ago when the Company and De Beers Canada focussed exploration efforts on the Gahcho Kué Project. In 2011, the Company undertook a desktop study of the exploration work done in the past on the Kennady North Project, and in late 2011, undertook an airborne gravity gradiometer survey over the Kennady North Project leases and claims.

On March 12, 2012, Kennady Diamonds Inc. and Mountain Province entered into the Kennady Arrangement Agreement pursuant to which Mountain Province agreed to would transfer its interest in the Kennady North Project, in the Northwest Territories in Canada, including permits, mining claims, rights and title, to Kennady Diamonds Inc. in exchange for common shares of Kennady Diamonds Inc.

Upon completion of the Kennady Arrangement on July 6, 2012, Kennady Diamonds Inc. issued 16,143,111 shares to Mountain Province which were distributed along with the one share held by Mountain Province to the Mountain Province shareholders in exchange for the assets and cash transferred, as contemplated by the Kennady Arrangement. The transactions contemplated by the Kennady Arrangement were completed on July 6, 2012. Kennady Diamonds Inc. began trading on the TSX Venture Exchange on July 10, 2012 under the ticker symbol “KDI”.

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

Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mine-related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration and development activities, as well as future mining and processing operations in Canada, are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

In most jurisdictions, mining is regulated by conservation laws and regulations. In the Northwest Territories, the mining industry operates primarily under Canadian federal law because the ownership of water, fisheries, and surface and sub-surface rights to land are vested in the federal government. Accordingly, federal legislation governs prospecting, development, production, environmental protection, exports, and collective bargaining. Matters of a purely local or territorial nature, such as mine safety standards, the establishment of a minimum wage, education and local health services are matters for the Territorial government. With respect to environmental matters, the Company's properties are subject to federal regulation under, inter alia, the Canadian Environmental Protection Act, the Fisheries Act, the Canadian Environmental Protection Act, the Migatory Bird Act, the Northwest Territories Waters Act, the Northwest Territories Wildlife Act, the Arctic Waters Pollution Prevention Act, the Navigable Waters Protection Act, the Mackenzie Valley Resource Management Act and the Mackenzie Valley Land Use Regulations. Territorial environmental legislation may also apply for some purposes. The Mackenzie Valley Land and Water Board established under the federal Mackenzie Valley Resource Management Act has the responsibility to receive and to process applications for water licenses under the Northwest Territories Waters Act in most areas of the Northwest Territories. Generally, these licenses outline the volume of water the mine may use, how tailings will be treated, the quality and types of waste that may be deposited into the receiving environment and how the quality and types of waste may be monitored and contain requirements regarding the restoration of the tailings disposal and other affected areas. The water licence also has requirements for monitoring and reporting of water and waste as well as determines reclamation and closure requirements. The Mackenzie Valley Land and Water Board also issues land use permits applicable to most areas of the Northwest Territories under the Mackenzie Valley Land Use Regulations. Such permits govern the manner in which various development activities on federal Crown and other lands may be undertaken. Applicable territorial legislation and regulations include the Apprentice and Trade Certification Regulations, Archaeological Resources Act, Boilers and Pressure Vessels Regulations, Business Licence Fire Regulations, Civil Emergency Measures Act, Environmental Protection Act, Environmental Rights Act, Explosives Use Act, Explosives Regulations, Fire Prevention Act, Fire Prevention Regulations, Labour Standards Act, Mine Health and Safety Act, Mine Health and Safety Regulations, Public Health Act, Research Act, Wildlife Act, and Workers Compensation Act.

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

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property also known as the Gahcho Kué Project, which is located in the Canada’s Northwest Territories. The Gahcho Kué Project is in the development and permitting stage.

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

Mineral Properties

The Company’s main property is the Gahcho Kué Project.

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

• Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study (paid $4,417,421 to December 31, 2012, capitalized as “Mineral Properties” in the Company’s financial statements – no further costs expected);

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

The Gahcho Kué Project consists Hearne North and South; 5034 West, Central and North-East; 5034 South Pipe; 5034 North Pipe; Tuzo; Wallace; Dunn Sheet and Tesla diamondiferous kimberlite pipes, sheets and dykes. Except for the northernmost part of 5034, the main kimberlite pipes all lie beneath Kennady Lake.

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

During winter, a permitted 120 km winter ice road connecting the Gahcho Kué Project with the main Tibbitt Lake to Contwoyto Lake winter road is built, if required. The winter ice road supports shipment of fuel, heavy equipment, construction materials and bulk samples. The main winter ice road connects Yellowknife to the Snap Lake, Ekati, and Diavik mines from February to April each year to the extent that weather allows. The road is operated under a Licence of Occupation by the Joint Venture Partners who operate the Ekati (formerly BHP Billiton), Snap Lake (De Beers Canada) and Diavik (Rio Tinto) mines.

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

The 2009 Gahcho Kué Joint Venture Agreement also sets forth the amount of “allowable” expenses of exploration work between March 8, 2000 and December 31, 2008 previously funded by De Beers Canada, and sets forth a repayment schedule by MPV to De Beers Canada for their 49% share of the allowable expenses. The repayment schedule is triggered by milestone events with the final payment required to be made 18 months after the start of commercial production.

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

25

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

Data Interpretation

The Qualified Persons, as authors of the 2010 Technical Report, have reviewed the data for the Gahcho Kué Project and are of the opinion that:

•	Mining tenure held by De Beers Canada on behalf of the Gahcho Kué Joint Venture is valid and sufficient to support Mineral Reserves and plans for mine development. The Gahcho Kué Joint Venture has taken appropriate steps to insure extension of the leases which will remain valid for several years. Surface rights have not, as yet, been acquired but this is not viewed by JDS as a significant obstacle to further development of the Gahcho Kué Project. Those rights can be obtained by application to the Crown and are part of the normal permitting processes.
•	At this time, all permits required for ongoing exploration are in force. Permits required for construction and operation were identified and the process for obtaining those permits defined.
•	The 2009 Technical Report which provided Mineral Resource estimations and resources models suitable for feasibility project work were completed to acceptable standards.
•	Metallurgical testwork is appropriate for the stage of the Gahcho Kué Project and is adequate to support Mineral Reserve estimation, Gahcho Kué Project feasibility, and economic analysis.
•	Estimates of Mineral Reserves conform to industry-standard practices. Mine plans, dilution and economic parameters applied to resource estimates have been prepared to industry standard practices.
•	Pit slope stability analysis work has been done to industry standards and conclusions are supported by practices at similar sized operations in the area.
•	Mineral reserves support a 3M tonne per year operation with a mine life of 11 years.
•	Mine plans use traditional open pit mining utilizing proven equipment.
•	Process plant design has been adequately defined for cost estimating purposes.
•	Mine infrastructure has been adequately designed and estimated in the feasibility study.
•	Sound environmental management plans have been developed for the feasibility study.
•	Progressive reclamation plans are included in the feasibility study.
•	Mine closure plans have been developed.
•	The Gahcho Kué Project is sufficiently robust for proceeding into a staged development program commencing with environmental permitting and detail design phases as precursors for mine construction and operations.

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

GAHCHO KUÉ PROJECT LOCATION MAP (2007)

Gahcho Kué Leases (2011)

38

GAHCHO KUE MAP – LOCATION OF PIPES (2007)

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

Tuzo Deep Project Drilling Program

On October 7, 2011, the Company announced that the first of two drill rigs had commenced drilling the Tuzo kimberlite at the Gahcho Kué Project as part of the Tuzo Deep Project. A second drill rig arrived in late October, 2011. The news release indicated that the drilling program is intended to test the depth extension between 350 and 750 metres, and that the program would include five holes drilled from two land-based platforms to the north and south of the massive Tuzo kimberlite.

The Tuzo Deep drill program aimed to define a resource between 350 and 750 metres and was completed in April 2012. On April 12, 2012, the Company announced the results of the drill program as in Table 4 below:

Table 4

		Inclination				End of
	Azimuth	at collar	Kimberlite intercepts (meters)			hole
Drill hole	(degrees)	(degrees)	From	To	Intercept	(meters)
MPV-11-324C	350	-60	391.00	603.00	212.00	708.00
MPV-11-325C	340	-65	436.20	573.58	137.38	660.00
MPV-11-326C	165	-65	460.60	528.00	*	528.00
MPV-12-327C	173	-57	463.00	675.48	212.48	718.00
MPV-12-328C	059	-55	603.58	819.20	215.62	842.00
MPV-12-329C	274	-60	412.20	624.87	212.67	669.00

* Hole MPV-11-326C was abandoned at 528m due to lost rods at bottom of hole.

Hole MPV-12-327C is a continuation of MPV-11-326C starting at 400m at a wedge.

The program consisted of five holes totalling 3,725 meters. One hole, MPV-11-326C was abandoned at 528m due to lost drill rods, however was continued in MPV-11-327C, which started at 400m at a wedge. All five holes successfully confirmed the substantial presence of kimberlite beyond the current Resource depth.

The shape of the Tuzo kimberlite is unusual as it widens to depth, from 125 meters diameter near surface to 225 meters diameter at a depth of 300 meters. In addition, the diamond grade increases to depth. The average grade from surface to a depth of 300 meters is 1.21 carats per tonne, while the average grade from a depth of 300 meters to 350 meters increases to 1.75 carats per tonne.

On November 8, 2012, the Company announced the microdiamond recovery results from the Tuzo Deep drill program completed in April 2012.

Recovery of microdiamonds from the kimberlite intersects was undertaken by caustic fusion methods performed at the Geoanalystical Laboratories Diamond Services of the Saskatchewan Research Council (“SRC”), which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion. The microdiamonds recovered by the SRC were then forwarded to the De Beers Kimberley Microdiamond Laboratory (“KMDL”) for re-weighing of minus 0.3mm diamonds.

The combined SRC and KMDL caustic fusion diamond results for samples taken from Tuzo Deep are summarized below in Table 5.

Table 5

Total	Numbers of Diamonds According to Sieve Size Fraction (mm)
Weight (Kg)	+0.075 -0.106	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	Total Diamonds
657.13	1,199	999	547	446	281	156	87	42	16	2	1	3,776

Total carat weight of sample: 2.3330075

Total macro carats +0.5mm: 1.989658

Total macro carats +0.850mm: 1.485248

On March 12, 2013, the Company announced that the Tuzo Deep geological report was completed in January, 2013, and the Tuzo Deep grade report was completed in mid-February, 2013. These reports are prepared by De Beers in its capacity as the Operator of the Gahcho Kué project to establish the geological continuity of the Tuzo kimberlite from the Probable Reserve portion (from surface to 300 meters) to a depth of 564 meters, and also to provide a tonnage and grade estimate for Tuzo Deep.

The reports provide evidence that the kimberlite units present below 300 meters are the same as those present in the Probably Reserve portion and also that similar grades were estimated at depth.

The De Beers technical report does not classify the Tuzo Deep potential resource in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines. Mountain Province is therefore retaining an independent qualified person (QP) to complete a quality assurance (QA) and quality control (QC) review of the De Beers geological and technical reports with a view to presenting to shareholders an updated independent National Instrument 43-101 resource estimate for the Tuzo kimberlite. It is expected that this report will be issued during Q2 2013.

2010 Independent Diamond Valuation

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

The independent diamond valuation resulted in substantially the same actual price of the Gahcho Kué diamonds to US$134 per carat compared to the 2008 independent diamond valuation done by WWW International Diamond Consultants Ltd. for the Company.

Table 6 below reflects the actual price per carat for the parcel of 8,243.56 carats of diamonds recovered from the Gahcho Kué Project.

Table 6

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total
5034	Centre Lobe	633.80	80.23	$50,852
	West Lobe	1,119.40	79.63	89,134
	East Lobe	1,264.21	178.59	225,770
5034 Total		3,017.41	121.22	365,757
Hearne		2,906.45	60.44	175,654
Tuzo		2,319.70	243.03	563,750
Total		8,243.56	134.06	$1,105,161

Table 7 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 7

Modeled Average Price US$/carat
	+1.00mm			+1.50mm
Pipe	High	Model	Low	High	Model	Low
5034 NE Lobe	131	107	96	143	116	104
5034 Centre	122	100	91	137	113	102
5034 West	141	114	103	157	127	114
Tuzo	81	67	61	93	77	70

Hearne	82	68	62	93	78	71

Note: 1.50mm prices provided for reference purposes only.

In their report to Mountain Province, WWW stated: "The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.13 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices] will certainly be towards the ‘high’ values."

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

Table 8 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 8

Actual Price US$/carat
Pipe	Zone	Total	$/Carat	Total
5034	Centre/East	1,957.54	210	411,683
	West Lobe	1,132.14	108	122,676
Hearne		2,905.76	93	269,689
Tuzo		2,321.85	315	730,975
Total		8,317.29	$185	$1,535,024

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

Table 9 below presents models of the average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 9

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

2012 Updated Valuation

In March 2012, Mountain Province retained WWW International Diamond Consultants Ltd. (“WWW”) to provide an updated valuation of the diamonds recovered from the Gahcho Kué Project. The valuation took place at the London offices of the Diamond Trading Company. All diamond values presented below are based on the WWW Price Book as at March 7, 2012.

Table 10 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 10

Actual Price US$/carat
Pipe	Zone	Total	$/Carat	Total
5034	Centre/East	1,957.54	211	413,885
	West Lobe	1,132.14	109	123,216
Hearne		2,905.76	96	277,652
Tuzo		2,321.85	316	734.111
Total		8,317.29	$186	$1,548,864

Note: Total Dollars are the result of rounding.

Besides the high-value 25.13 and 9.9 carat diamonds referred to above, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué.

The results of the 2012 independent diamond valuation indicated that there was almost no change (+0.9%) from the previous valuation conducted in April 2011. However, De Beers has reported that between January 1 and December 31, 2012, average global rough diamond prices decreased by 12 percent as a consequence of macroeconomic uncertainty.

Table 11 below presents models of the March 2012 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 11

Pipe	High	Base	Low
5034 Centre	167	134	117
5034 West	169	131	118
5034	195	145	124
Hearne	138	109	100
Tuzo	136	104	99
Average	$160	$122	$110

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$122, which represents a 41 percent increase over the WWW April 2010 average modeled price. The WWW models use size distribution models (carats per size class) developed by De Beers.

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

The Environmental Impact Statement (EIS) for the Gahcho Kué mine was submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel”) of the MVEIRB in December 2010. The EIS details the construction and operation of the proposed mine to ensure it is sustainable and was assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

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

On August 2, 2011, the Company announced that the Panel had informed the Gahcho Kué Project Operator, De Beers Canada that the EIS conformed to the terms of reference set by the Panel, thus clearing the way for the EIR to commence.

On January 8, 2013, the Company announced that the MVEIRB closed the public record for the Gahcho Kué environmental impact review on January 3, 2013 and that the MVEIRB is expected to complete their report by July 2013.

On March 12, 2013, the Company announced that the Gahcho Kué Project awaits the report and recommendation from the Gahcho Kué Panel of MVEIRB, and that on its completion, the report of the Gahcho Kué Panel will be submitted to the Minister of Aboriginal Affairs and Northern Development who has the authority to approve the development of the first diamond mine at Gahcho Kué. While both the Panel report and the Ministerial approval are awaited, the Mackenzie Valley Land and Water Board has opened the public registry to facilitate expeditious processing of the Gahcho Kué permits. The project development schedule remains subject to final regulatory approval.

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

•    Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study commissioned in August 2009 (paid $4,417,421 to December 31, 2012, recorded as “sunk cost repayment” in the Company’s financial statements);

•    $10 million upon the completion of the feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Gahcho Kué Joint Venture Agreement – paid March 15, 2011);

•    $10 million following the issuance of the construction and operating permits;

•    $10 million following the commencement of commercial production; and

•    The balance of approximately $24.4 million within 18 months following commencement of commercial production.

The following table outlines the Gahcho Kué Project costs (at 100%) to date:

Period of Time	Amount
Agreed historic sunk costs to December 31, 2008	$120,000,000
Expenditures January 1, 2009 to December 31, 2009	1,654,383
Costs for Feasibility Study from August 2009 to December 2009 (of approved budget of $10 million)	2,531,056
Total Costs to December 31, 2009	$124,185,439
Expenditures January 1, 2010 to December 31, 2010	10,754,884
Costs for Feasibility Study from January 2010 to December 2010 (of approved budget of $10 million)	5,593,913
Total Costs to December 31, 2010	$140,534,236
Expenditures January 1, 2011 to December 31, 2011	16,320,970
Costs for Feasibility Study from January 1, 2011 to December 31, 2011	466,526
Total Costs to December 31, 2011	$157,321,732
Expenditures January 1, 2012 to December 31, 2012	21,698,473
Costs for Feasibility Study from January 1, 2012 to December 31, 2012	100,114
Total Costs to December 31, 2012	$179,120,319

Budget January 1, 2013 to December 31, 2013 (subject to approval in tranches)	$85,640,108

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating results.

The following discussion of the financial condition and operating results of the Company should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Discussion and analysis set forth below covers the results obtained for 2012 compared to 2011, and 2011 compared to 2010.

Fiscal Period ended December 31, 2012 compared to Fiscal Year ended December 31, 2011.

The Company’s net loss for the year ended December 31, 2012 was $3,337,610 or $0.04 per share, compared to $11,538,935 or $0.15 per share for the year ended December 31, 2011. Before the accounting gain recorded as a result of the asset transfer to Kennady Diamonds Inc., the loss for December 31, 2012 was $14,059,255, or $0.17 per share.

Operating expenses were $14,179,216 for the year ended December 31, 2012, and $12,268,455 for the year ended December 31, 2011. Consulting fees, including stock-based compensation of $463,500 for options granted in the first quarter of 2012 ($487,085 for the first quarter of 2011), as well as other consulting, were down from approximately $1,631,200 for the year ended December 31, 2011 to approximately $1,435,000 for the year ended December 31, 2012 due to somewhat reduced consulting activity. Exploration and evaluation expenses are up from approximately $9,032,600 for the year ended December 31, 2011 to approximately $10,651,600 for the year ended December 31, 2012 as a result of increased exploration and evaluation expenditures for the Gahcho Kué Project (with a related increase in the Gahcho Kué management fee) and for the Kennady North Diamond Project prior to transfer of the Kennady North Diamond Project to Kennady Diamonds in early July 2012. Professional fees are up from approximately $361,000 for the year ended December 31, 2011, to approximately $664,900 for the year ended December 31, 2012 primarily attributable to increased legal and audit fees associated with the Company’s spin-out of the Kennady North Diamond Project. Promotion and investor relations costs are up from approximately $110,000 for the year ended December 31, 2011 to approximately $246,000 for the year ended December 31, 2012 and are attributed to increased costs associated with the spin-out. Office and administration is down for the year ended December 31, 2012 from the same period in 2011. Increases in other expense categories such as travel, transfer agent and regulatory fees, and salary and benefits reflect increased activities for the Company.

Interest income was approximately $147,800 for the year ended December 31, 2012 compared to approximately $303,400 for the year ended December 31, 2011 as a result of reduced balances for investment from the 2010 financings. Cash and short-term investment balances increased again late in 2012 with the proceeds from the Company’s Rights Offering which closed November 28, 2012.

Included in other income for December 31, 2012 is the Company’s gain on the asset transfer to Kennady Diamonds of $10,721,645 as a result of the spin-out of the Kennady North Project.

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

On November 28, 2012, the Company completed a rights offering of 4.6 million shares at a price of $3.50 per share, to raise gross proceeds of $47 million. The net proceeds of the Offering are being used to advance the Gahcho Kué Project and for general corporate purposes.

The Company reported working capital of $46.7 million at December 31, 2012 ($16.7 million as at December 31, 2011), and cash and cash equivalents and short-term investments of $47.7 million ($17.8 million at December 31, 2011). The short-term investments reflected in the December 31, 2012 and 2011 figures were guaranteed investment certificates held with a major Canadian financial institution with no counter party credit risk associated with the bank.

The Company had no long-term debt at December 31, 2012 or at December 31, 2011. The Company’s required contributions payable to De Beers Canada, described in Note 7 to the Company’s audited consolidated financial statements for December 31, 2012, are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production.

As at December 31, 2012, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the diamond mine and the future production or proceeds from developed properties.

The Company’s primary mineral asset is in the development stage and, as a result, the Company has no source of revenues. In the years ended December 31, 2012, 2011 and 2010, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $46.7million at December 31, 2012, including $47.7 million of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

During 2012, 370,000 options were exercised for proceeds of $0.6 million. During 2011, 2,658,866 warrants were exercised for proceeds of $7.2 million, and 270,635 stock options were exercised for proceeds of $0.7 million. There are no warrants outstanding at December 31, 2012.

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

The Company has no contractual obligations relating to debt or lease obligations as at December 31, 2012, other than an operating lease for its office premises, effective February 1, 2012. The lease runs for five years and expires January 31, 2017.

	2013	2014	2015	2016	2017	Total
Future minimum lease payments	$142,256	$142,256	$142,256	$142,256	$11,855	$580,879

De Beers Canada, as Operator of the Gahcho Kué Project, has entered into purchase agreements relating to the Gahcho Kué Project. As at December 31, 2012, the Company’s proportional interest (49%) of the commitments made by the Operator is $5,160,820, including approximately $4,147,000 relating to the equipment for the Gahcho Kué Project. The commitments are all considered to be 2013.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the property.

b)	Impairment analysis – mineral properties

The Company reviews its Mineral Properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at December 31, 2012, there are no indicators of impairment in the carrying value of its mineral properties.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the property.

b)	Impairment analysis - mineral property

The Company reviews its mineral properties for impairmet based on results to date and when events and changes in circumstances indicate that the carrying value of the asets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for Mineral Properties” represent the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

c)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

Effect of Inflation

In the Company's view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations, or net earnings.

U.S. Generally Accepted Accounting Principles

U.S. GAAP differs in some respects from IFRS as issued by the IASB. The Company’s consolidated financial statements have been prepared only in accordance with IFRS as issued by the IASB.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table lists, as of March 28, 2013, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and, except as noted, will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment
Jonathan Comerford	Chairman and Director(2)(3)	Chairman of the Company since May 11, 2006 and Director since September 21, 2001
Patrick Evans	President, Chief Executive Officer and Director	President and Director of the Company since November 15, 2005
Jennifer Dawson(4)	Chief Financial Officer	Chief Financial Officer since May 11, 2006
Bruce Ramsden	Vice-President Finance and CFO-Designate	Vice President Finance since February 1, 2013. Becomes Chief Financial Officer effective May 1, 2013
Bruce Dresner(5)	Director	Director since March 11, 2013
Elizabeth J. Kirkwood	Director(1)	Director since September 21, 2001
Peeyush Varshney	Director(2)	Director since April 13, 2007
Carl Verley	Director(1)(3)	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997
David E. Whittle	Director(2)(3)	Director since November 1, 1997

(1)	Member of the Company's Corporate Governance Committee.
(2)	Member of the Company's Audit Committee.
(3)	Member of the Company's Compensation Committee.
(4)	Ms. Dawson’s consulting arrangement with the Company will expire on April 30, 2013. Her Chief Financial Officer role will be assumed by Mr. Bruce Ramsden effective May 1, 2013.
(5)	Mr. Dresner filled the vacancy on the Board of Directors effective March 11, 2013. Mr. Harry Dobson retired from the Board of Directors in November 2012.

The following is a description of the Company's directors and senior management. The information provided is not within the knowledge of the management of the Company and has been provided by the respective directors and senior officers.

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of the Company since September 2001 and Chairman since April 2006. Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manager at IIU since August 1995. He serves as a director of Kennady Diamonds Inc. since February 2012, and Optimal Payment Plc.

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President, CEO and a director of Mountain Province Diamonds Inc. since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. In 1999 he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company).  In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp. (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006.   Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007 which was taken over by Hudbay in the March 2011.  He also served as a non-executive director of Anvil Mining Limited (a copper mining company) from March 2009 to February 2012 when Anvil Mining was acquired by Minmetals. Mr. Evans has served as the President and CEO and a director of Kennady Diamonds Inc. since February 2012. Mr. Evans is a non-executive director of Pan Global Resources Inc. and Indico Resources Ltd.

Jennifer M. Dawson, BBA

Ms. Jennifer Dawson has been the Company’s Chief Financial Officer and Corporate Secretary since May 2006, and will serve until April 30, 2013 in this capacity. She is a resident of Ontario, Canada. Ms. Dawson is a graduate of St. Francis Xavier University where she received her Bachelor of Business Administration in 1984. Her work experience includes public accounting experience with Touche Ross & Co. (now Deloitte) from 1984 to 1989, and financial management experience with CCH Canadian Limited (1989 to 2000) and Genesis Media Inc. (from 2000 to 2004). She provided financial consulting services to SouthernEra Resources Ltd. in its corporate reorganization in 2004, and ongoing financial consulting services to both SouthernEra Diamonds Inc. and to Southern Platinum Corp. after the reorganization in 2004 through 2005. Since 2004, she has been a self-employed financial consultant, and in addition to her CFO and Corporate Secretary roles with the Company, she provided financial and administrative services to Arizona Star Resource Corp. as a consultant from 2005 to 2008 (now owned 100% by Barrick Gold Corporation), and to Blacksands Petroleum, Inc. (2007 to 2010), and Kennady Diamonds Inc. (2012 to current).

Bruce C. Ramsden, B.Comm, A.C.I.S.

Mr. Bruce Ramsden has been the Company’s Vice President Finance and Chief Financial Officer designate (effective May 1, 2013), since February 2013. Mr. Ramsden is also Vice President Finance and Chief Financial Officer designate (effective May 1, 2013) for Kennady Diamonds Inc., since February 2013. He has been a resident of Ontario, Canada since February 1996 and prior to that resided in South Africa where he graduated by correspondence with a Bachelor of Commerce degree from the University of South Africa and gained through correspondence a C.I.S through the Institute of Chartered Secretaries and Administrators. Mr. Ramsden worked for a number of large companies in South Africa, including Mobil Oil, Philips South Africa and Castrol Oil South Africa prior to immigrating to Canada in 1996. Since 1996, Mr. Ramsden has provided financial consulting services to Vaaldiam Resources Ltd. (May 1996 to December 2001) and in addition to his CFO and Corporate Secretary roles was also a Director. Mr. Ramsden was also a Director and Chief Financial Officer of Sierra Minerals Inc. (January 1998 to September 2006). Mr. Ramsden also consulted to St Andrew Goldfields Ltd. (January 2002 to June 2005) and was VP Finance, CFO and Corporate Secretary. Mr. Ramsden was also CFO and a Director for Heritage Exploration Ltd. (January 2005 to June 2005). Mr. Ramsden joined Vaaldiam Mining Inc., formerly Tiomin Resources Inc. (June 2005 to June 2010) as VP Finance, CFO and Corporate Secretary. Mr. Ramsden was also a Director of Freegold Ventures Limited (October 2009 to April 2011). Mr. Ramsden consulted to Andean American Gold Corp. (July 2010 to October 2012), which was acquired by Lupaka Gold Corp. (October 2012) and Southern Legacy Minerals Inc., formerly Sinchao Metals Corp. (July 2010 to June 2012) where in addition to his VP Finance, CFO and Corporate Secretary roles, he also provided financial and administrative services to both companies.

Bruce Dresner, MBA, BA

Mr. Dresner has had a distinguished career as an investment professional, including Director of Investments and Chief Investment Officer at Dartmouth College (1985-1990), Vice President for Investments and Chief Investment Officer at Columbia University (1990-2002), Principal of Quellos Group LLC (2002-2007) and Managing Director, BlackRock Inc. (2007-2008). Since his retirement from BlackRock, Mr. Dresner has held a number of board and advisory positions, including serving on the advisory board of Capstone Investment Advisors (2008-2010), as a member of the strategic advisory board of Wilshire Private Markets at Wilshire Associates Inc. (2010-present), and a trustee of the Gottex Multi-Asset Endowment and Alternative Asset Funds (2011-present). Bruce Dresner is a graduate of Dartmouth College Tuck School of Business (MBA, 1971) and the University of Miami (BA Economics, 1969). Mr. Dresner also received his CFA (Chartered Financial Analyst) designation in 1980. Mr. Dresner is a resident of Connecticut, USA. Mr. Dresner was appointed as a director of Mountain Province in March 2013. He is also a director of the Sherman Fairchild Foundation (nonprofit).

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been an entrepreneur and independent business woman since February 1989 with a focus on the creation, financing and management of junior resource companies.  She has been a director of the Company since September 2001 and was past Chairman of the Board of the Company from January 2003 until April 2006.  She was also Chief Financial Officer of the Company from September 2003 until May 2006, and Corporate Secretary from November 2003 until May 2006. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood was appointed the President and CEO of Match Capital Resources Corporation in July, 2010. Ms. Kirkwood was the President and CEO of First Nickel Inc. (November 2003 to June 2006).  She has been a past director of Everbright Capital Corporation (June 2005 - July 2009), Canadian Shield Resources Inc. (June 2005-June 2007), Intrepid Minerals Corporation (April 1999 – July 2006), Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August 2000 - March 2002), and a past director and officer of O.S.E Corp. (formerly Oil Springs Energy Corp.) (July 1993- June 2005),Hucamp Mines Limited (May 2001-May 2002), and First Strike Diamonds Inc. (October 1995 – March 2004). She is a director of Match Capital Resources Corporation.

Peeyush Varshney, LL.B.

A resident of British Columbia, Canada, Mr. Peeyush Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of Canada Zinc Metals Corp., a resource exploration company listed on the TSX Venture Exchange. Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia. He then articled at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994, and has been a member of the Law Society of British Columbia since September 1994. Mr. Varshney is a director of Afrasia Mineral Fields Inc., Mexigold Corp., Trigen Resources Inc., Minaean International Corp., and Open Gold Corp., and Broome Capital Inc.

Carl G. Verley, B.Sc., P. Geo.

Mr. Carl Verley is a resident of British Columbia, Canada, and a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. He worked for Cordilleran Engineering Ltd. from 1975 to 1982.  He has been a self-employed geologist since 1982.  From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc., from May 2002 to July 2003 he was a director of Rome Resources Ltd., from July 2003 to December 2011, he was a director of Alphamin Resources Corp., and from October 2007 to May 2012 he was a director of African Metals Corp. He was vice president of exploration for Windstorm Resources Inc from July 2011 to October 2012. Currently and since 1986 he has been a director of Mountain Province Diamonds Inc. and since February 2012, he has been a director of Kennady Diamonds Inc.  He is the President of Amerlin Exploration Services Ltd., a private company providing exploration services to the mineral industry, that he formed 1983.  He is a registered Professional Geoscientist with the British Columbia Association of Professional Engineers and Geoscientists.

David E. Whittle, B.Comm., C.A.

Mr. Whittle is a Chartered Accountant and is a resident of British Columbia, Canada.  He has been a director of Mountain Province Diamonds Inc. since November 1997.  From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business.  Since October 2007, Mr. Whittle’s principal occupation has been Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting. He is also a director of Kennady Diamonds Inc. since February 2012.

B.	Compensation.

The Company has two executive officers (collectively, the "Executive Officers"): Patrick Evans, the President and CEO, and Jennifer Dawson, the Chief Financial Officer and Corporate Secretary. Bruce Ramsden was appointed Vice President Finance and CFO Designate effective February 1, 2013. He will replace Jennifer Dawson as CFO and Corporate Secretary on May 1, 2013. For particulars on these executive officers, reference should be made to “Item 6A - Directors and Senior Management”.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•	Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $440,000 in the most recent fiscal year ending December 31, 2012 including $420,000 pursuant to a consulting agreement (as amended) for his services as President and CEO, as well as a director’s fee of $20,000 for the year ended December 31, 2012. As at December 31, 2012, he had 200,000 stock options.

Grant date	Number	Vesting	Exercise Price	Term

January 10, 2011	100,000	Immediately	$6.13	5 years

March 8, 2012	100,000	Immediately	$4.84	5 years

•	Jennifer Dawson, Chief Financial Officer and Corporate Secretary, was paid $303,087 pursuant to a consulting agreement for her services as CFO and Corporate Secretary for the year ended December 31, 2012. As at December 31, 2012, she has 190,000 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term

November 24, 2008	90,000	Immediately	$1.26	5 years

January 10, 2011	50,000	Immediately	$6.13	5 years

March 8, 2012	50,000	Immediately	$4.84	5 years

Effective January 1, 2012, compensation for the directors was approved at the following levels: Chairman of the Board receives $30,000 per annum, the Chairman of the Audit Committee receives $25,000 per annum, the Director acting as Qualified Person receives $25,000, and all other Directors receive $20,000 per annum. These amounts continue to be paid semi-annually, in advance.

For the year ended December 31, 2011, the compensation for the directors was approved and paid at the following levels: Chairman of the Board - $20,000, the Chairman of the Audit Committee - $15,000, and all other Directors- $10,000 per annum. These amounts were paid semi-annually, in advance.

During each of the years ended December 31, 2012, December 31, 2011, and December 31, 2010, director fees were earned by the following directors:

Director/Position	December 31, 2012	December 31, 2011	December 31, 2010(1)
Jonathan Comerford Chairman of the Board	$30,000	$20,000	$7,500
David Whittle Chairman of the Audit Committee	$25,000	$15,000	$5,625
Harry Dobson(2) Director	$20,000	$10,000	$3,750
Patrick Evans Director	$20,000	$10,000	$3,750
Elizabeth Kirkwood Director	$20,000	$10,000	$3,750
Carl Verley Director	$25,000	$10,000	$3,750
Peeyush Varshney Director	$20,000	$10,000	$3,750

(1)	The Directors’ Fees were prorated for the first semi-annual payment in 2010 to adjust for the payment, in advance, of the January 1, 2010-March 31, 2010 fees paid in October 2009 before the Company’s change in year end.
(2)	No adjustment was made to Mr. Dobson’s director fees upon his retirement in November 2012.

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

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the- Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans	300,000	$942,000	200,000/0	$0/$0
Jennifer Dawson	Nil	Nil	190,000/0	$113,400/0

(1)   Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)   In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2012, (ie. financial year end) was $3.89.

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

The next Annual General Meeting of the shareholders of the Company has been scheduled for June 11, 2013.

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

Corporate Governance Committee

The members of the Corporate Governance Committee are Elizabeth Kirkwood (Chair), Carl Verley and Bruce Dresner. They are unrelated.

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

As at the end of the fiscal years ended December 31, 2012, 2011, and 2010, the Company had no full-time employees. The President and CEO, Patrick Evans, and the CFO and Corporate Secretary, Jennifer Dawson, have consulting agreements with the Company. The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis. De Beers Canada employs personnel who conduct the development, permitting and other activities for the Gahcho Kué Project.

E.	Share ownership.

The following table sets forth, as of March 28, 2013, the number of the MPV Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options which are exercisable within 60 days from the above date.

Name of Beneficial Owner (12)	Amount and Nature	Percentage(10)(11) of Class
Patrick C. Evans(1)	1,517,555	1.6%
Bruce Dresner(2)	424,148	*	%
Carl G. Verley(3)	283,640	*	%
Jonathan Comerford(4)	200,000	*	%
Peeyush Varshney(5)	135,122	*	%
Elizabeth Kirkwood(6)	70,660	*	%
David E. Whittle(7)	136,600	*	%
Jennifer Dawson(8)	277,500	*	%
Bruce Ramsden(9)	33,334	*	%
Officer and Directors as a Group(9)	3,078,559	3.2%

*     less than 1%

(1)	Includes 1,317,555 MPV Shares and 200,000 options. 100,000 options are exerciseable at a price of $6.13 per MPV Share, and expire on January 9, 2016. 100,000 options are exerciseable at a price of $4.84 per MPV share, and expire on March 7, 2017.

(2)	Includes 324,148 MPV Shares and 100,000 options. The options are exercisable at a price of $4.06 per MPV Share, and expire on March 10, 2017.

(3)	Includes 283,640 MPV Shares and nil options.

(4)	Includes 70,000 MPV Shares and 130,000 options. The options are exercisable at a price of $1.26 per MPV Share, and expire on November 23, 2013.

(5)	Includes 45,122 MPV Shares and 90,000 options. The options are exercisable at a price of $1.26 per MPV Share, and expire on November 23, 2013.

(6)	Includes 70,660 MPV Shares and nil options.

(7)	Includes 76,600 MPV Shares, and 60,000 options. The options are exercisable at a price of $1.26 per MPV Share and expire on November 23, 2013.

(8)	Includes 87,500 MPV Shares, and 190,000 options. 90,000 options are exercisable at $1.26 per MPV Share, expiring November 23, 2013. 50,000 options are exercisable at $6.13 per MPV Share and expire January 9, 2016. 50,000 options are exerciseable at $4.84 per MPV Share and expire March 7, 2017.

(9)	Includes nil MPV Shares and 33,334 (vested) options. 33,334 options are exercisable at $4.08 per MPV Share, expiring January 31, 2018.

(10)	Includes 940,668 options outstanding, 803,334 of which are held by the directors and senior management (exercisable). The calculation does not include stock options that are not exercisable presently or within 60 days (of which there are 103,332).

(11)	Total issued and outstanding capital as at the close of March 26, 2013 was 94,168,151 shares.

(12)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a stock option plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at March 28, 2013, the Company's issued and outstanding capital was 94,168,151 MPV Shares.

The Company is a publicly-owned corporation the majority of the MPV Shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at March 28, 2013, the Company believes that approximately 17,402,000 of the MPV Shares were held by 76 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at March 28, 2013) and percentage of MPV Shares, warrants and options held by the Company's major shareholders:

Name of Shareholder(1)	No. of MPV Shares Held (2)	Percentage of issued and outstanding share capital of 94,168,151 shares (as at March 28, 2013)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	22,281,490	23.66%
Desmond P. Sharkey Dublin, Ireland	6,356,000	6.75%
De Beers Canada Inc.	3,045,543	3.23%

(1)	The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

(2)	There are no options or warrants held by these shareholders.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

The Company is not directly or indirectly controlled by any enterprise and does not control, directly or indirectly, any other enterprises other than its subsidiaries, other than that listed under “Item 4A. Bottin (International) Investments Ltd.” (“Bottin”). Bottin is controlled by Dermot Desmond and has significant influence over the Company because it is currently the Company’s largest single shareholder with 23.66% of the outstanding shares: see “Item 7A - Major shareholders”, above.

The Company’s related parties include the Gahcho Kué Joint Venture, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the Gahcho Kué Joint Venture, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Gahcho Kué Joint Venture relate to the funding of the Company’s interest in the Gahcho Kué Joint Venture for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	December 31,	December 31,	December 31,
	2012	2011	2010

The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement (Note 9(ii))	706,261	-	-
Kennady Diamonds	120,940	-	-
Gahcho Kue Joint Venture expenditures	10,729,343	-	-
Remuneration	1,477,715	1,450,068	716,978
The amount of outstanding balances:
Payable to the Gahcho Kue Joint Venture	685,290	-	-
Payable to key management personnel	30,180	313,000	186,619

The remuneration of directors and other members of key management personnel for the years ended December 31, 2012, 2011 and 2010 were as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010

Salary, bonus and other short-term employee benefits	$1,014,215	$962,983	$716,978
Share-based payments	463,500	487,085	-
	$1,477,715	$1,450,068	$716,978

Key management personnel of the Company are Patrick Evans, who is President and CEO, and Jennifer Dawson, who is Chief Financial Officer and Corporate Secretary. Patrick Evans is also a director of the Company. See “Item 6B – Compensation”. Both Mr. Evans and Ms. Dawson have consulting agreements with the Company.

There are no debts owing directly or indirectly to the Company or its subsidiaries by any director or officer of the Company or vice versa other than normal accounts payable for timing of payments of fees.

C.	Interests of experts and counsel.

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011 and 2010, accompanied by the report of our independent registered accounting firm, including:

•	Management’s Annual Report on Internal Control Over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2012 and 2011.

•	Consolidated Statements of Equity for the years ended December 31, 2012, 2011, and 2010.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012., 2011, and 2010.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011 and 2010.

•	Notes to the Consolidated Financial Statements.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.	Significant Changes.

There have been no significant changes to the Company since the end of last fiscal year, other than the granting of options as disclosed in the financial statements included in this Form 20-F.

Item 9.	The Offer and Listing.

A.          Offer and listing details.

The MPV Shares were listed and posted for trading on TSX on January 22, 1999. The MPV Shares were delisted from the VSE on January 31, 2000, and from the Nasdaq Smallcap Market on September 29, 2000. The MPV Shares traded on the OTC-Bulletin Board ("OTCBB") under the symbol "MPVI" until June 1, 2005. Commencing on April 4, 2005, the MPV Shares were listed for trading on the NYSE MKT under the symbol "MDM".

The following tables set forth the reported high and low prices of the MPV Shares on the TSX, and for the NYSE MKT, for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the most recent six months.

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NYSE MKT / OTCBB(1)
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2012	$5.60	$3.25	$5.66	$3.13
December 31, 2011	$6.50	$3.52	$6.74	$3.48
December 31, 2010	$6.65	$2.02	$6.64	$1.96
December 31, 2009	$3.07	$0.86	$2.90	$0.69
March 31, 2009	$5.05	$0.75	$4.95	$0.58

The MPV Shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the MPV Shares began trading on the AMEX. AMEX was taken over by NYSE Euronext which then rebranded to NYSE Amex, and subsequently to NYSE MKT.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		NYSE MKT/ OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2012	$4.25	$3.40	$4.33	$3.42
September 30, 2012	$5.03	$3.90	$5.02	$3.81
June 30, 2012	$5.60	$3.25	$5.69	$3.13
March 31, 2012	$5.28	$3.90	$5.28	$3.85
December 31, 2011	$5.35	$3.52	$5.25	$3.48
September 30, 2011	$5.45	$4.10	$5.79	$4.04
June 30, 2011	$6.25	$5.00	$6.54	$5.15
March 31, 2011	$6.50	$4.90	$6.74	$5.00

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		NYSE MKT(1)
Month Ended	High	Low	High	Low
February 2013	$4.28	$3.88	$4.16	$3.83
January 2013	$4.69	$3.96	$4.75	$3.97
December 2012	$4.02	$3.40	$4.08	$3.45
November 2012	$3.79	$3.47	$3.81	$3.42
October 2012	$4.25	$3.50	$4.33	$3.55
September 2012	$4.43	$4.15	$4.54	$4.21

(1) On December 31, 2012, the closing price of the MPV Shares on the TSX was $3.89 and on March 26, 2013 was $4.30. The closing price of MPV Shares on NYSE MKT on December 31, 2012 was US$3.84 per share. The closing price on March 26, 2013 on the NYSE MKT was US$4.21 per MPV Share.

B. Plan of distribution.

Not Applicable.

C. Markets.

The MPV Shares are listed on the TSX under the symbol "MPV" and were also quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI.OB" until April 1, 2005. Commencing April 4, 2005, the Company's shares commenced trading on the AMEX (subsequently NYSE Amex and now NYSE MKT) under the symbol "MDM". The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

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

The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Province of Ontario. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of Ontario.

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

Share Ownership Reporting Obligations

There are no provisions in the Company's Bylaws requiring share ownership to be disclosed. The securities laws of the Province of Ontario and other provinces in Canada having jurisdiction over the Company require disclosure of shareholdings by:

a)  insiders who are directors or senior officers of the Company; and

b)  a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of Ontario than in the United States where United States law prescribes a 5% threshold for ownership disclosure.

C.	Material contracts.

The Company did not enter into any material contracts in the last two fiscal periods, up to the date of this Form 20-F other than a plan of arrangement agreement (the “Kennady Arrangement Agreement), which was executed on March 12, 2012. The Kennady Arrangement Agreement was between the Company and its subsidiary company, Kennady Diamonds Inc., and was the agreement for the spin-out of the Company’s Kennady North Project to Kennady Diamonds Inc. It included various terms and conditions for the parties, and was included in an information circular mailed to shareholders of the Company for a special shareholder meeting held April 25, 2012. The plan of arrangement was concluded on July 6, 2012 with court, regulatory and shareholder approval.

De Beers Canada, as Operator of the Gahcho Kué Project, has entered into purchase agreements relating to the Gahcho Kué Project. As at December 31, 2012, the Company’s proportional interest (49%) of the commitments made by the Operator is $5,160,820, including approximately $4,147,000 relating to equipment for the Gahcho Kué Project. The commitments are all considered to be 2013, and are in the course of normal development of the Gahcho Kué Project.

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

Transaction Structure	Status of Investor/ Vendor	Cultural Business	Threshold for Review
Direct	WTO Investor or Vendor	No	≥C$330 million[7]
		Yes	≥C$5 million (book value of assets)
	Non-WTO Investor and Non-WTO Vendor	No
Yes
Indirect	WTO Investor or Vendor	No	Exempt from review
		Yes	≥C$50 million* (book value of assets)
	Non-WTO Investor and Non-WTO Vendor	No
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

The Convention generally relieves U.S. Holders from liability for Canadian tax on capital gains derived on a disposition of shares that are "taxable Canadian property" unless

a)	the value of the shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, or

b)	the shareholder was an individual resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition of the shares, and at any time during the 10 years immediately preceding the disposition of the shares the individual was a resident of Canada, and the shares were owned by the individual when he or she ceased to be resident in Canada.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Passive Foreign Investment Company

The Company generally will be a PFIC if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2012, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the tax year ending December 31, 2013 and may be a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

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

Distributions on Common Shares

General Taxation of Distributions

Generally, and subject to the discussion above, concerning PFICs, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company (as determined under U.S. tax principles). To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

The references herein to excerpts of or summaries from the “Gahcho Kué Project, Definitive Feasibility Study, NI 43-101 Technical Report, Northwest Territories, Canada” dated December 1, 2010 (Information effective as of October 15, 2010)” have been consented to by Daniel D. Johnson, P.Eng., Michael Makarenko, P.Eng, and Kenneth Meikle, P.Eng., all of JDS at Suite 200 - 532 Leon Ave

Kelowna, British Columbia V1Y 6J6.

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

The Company owns shares of other listed companies. Certain of these shares are presented under current assets on the Company's balance sheet as at December 31, 2012 as "Marketable Securities" at an amount of $9,521, which is their quoted market value.  Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

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

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.	Controls and Procedures.

a)	Disclosure Controls and Procedures.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the "Exchange Act" as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in our reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2012.

(c)	Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of December 31, 2012. For KPMG LLP’s report, see Item 19 of this Annual Report on Form 20-F.

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

The Company's Board of Directors has determined that there is at least one audit committee financial expert, as defined under Item 16A of Form 20-F, serving on its audit committee, namely, David Whittle, whose qualifications are set out in Item 6, above. Mr. Whittle is independent, as such term is defined by the listing standards of the NYSE MKT. All other members of the Audit Committee are also independent as defined by the listing standards of the NYSE MKT.

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

Aggregate audit fees billed in fiscal December 31, 2012 by KPMG were $257,619 including fees for the 2012 audits of the consolidated financial statements and SOX 404, interim reviews of March 31, 2012, June 30, 2012 and September 30, 2012, and including additional audit fees relating to the Company’s compliance with IFRS, the audit of Kennady Diamonds’ carve-out financial statements relating to the proposed spin-out as well as services in connection with the information circular prepared by the Company for the Kennady Diamonds transfer. The Company was billed $208,500 in the fiscal year ending December 31, 2011. All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for services reasonably related to the performance of the audit or interim review. "Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2012 were $nil and $nil for the fiscal year ending December 31, 2011. All such services were approved by the Audit Committee.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal December 2012 by KPMG were $19,112 (December 31, 2011 - $16,785) of which $8,362 relates to tax compliance and $10,750 relates to services in connection with income tax advice. These services were approved by the Audit Committee.

D.	All Other Fees

In the fiscal year ending December 31, 2012, aggregate fees billed by KPMG were $nil (December 31, 2011 - $nil).

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended December 31, 2012, were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

NYSE MKT Corporate Governance Matters

The MPV Shares are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE MKT listing criteria. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

•	Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement (set forth in its Articles) is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.
•	Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.
•	Shareholder Approval Requirement: The Company will follow the Canadian securities regulatory authorities and TSX rules for shareholder approval of new issuances of its common shares. Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
•	Board of Director Nomination Requirements: the NYSE MKT requires Board of Director nominations must be either selected, or recommended for the Board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. The Company currently does not have a nominating committee and follows the Canadian securities regulatory authority and Toronto Stock Exchange rules with respect to the nomination and selection of directors. The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

•	Executive Sessions: the NYSE MKT requires the Company to hold meetings of its Board of Directors on at least a quarterly basis. The independent directors should meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management. The Company follows the Canadian securities regulatory authority and Toronto Stock Exchange rules. The Company is not required to, and currently does not, conduct executive sessions without the presence of non-independent directors and management.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not Applicable.

Item 18.	Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required under Item 18 are attached hereto and filed as part of this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The reports of KPMG LLP, independent registered public accounting firm, are included herein immediately preceding the financial statements.

Item 19.	Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company as at December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English".

The following financial statements are attached to and form a part of this Annual Report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Management’s Annual Report on Internal Control Over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2012 and 2011.

•	Consolidated Statements of Equity for the years ended December 31, 2012 and 2011 and 2010.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012 and 2011 and 2010.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011 and 2010.

•	Notes to the Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.
(Company)

By: “Patrick C. Evans”
(Signature)*

Date: March 28, 2012	Patrick C. Evans
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

Appendix

Item 18. Financial Statements

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

As at December 31, 2012 and 2011

And for the years ended December 31, 2012, 2011, and 2010

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

Management has established processes, which are in place to provide sufficient knowledge to support management representations that management has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

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

Toronto, Canada

March 28, 2013

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S ANNUAL REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2012. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 28, 2013

kpmg LLP
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax (416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

kpmg LLP
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax (416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that the Company expects to require additional capital resources to meet planned expenditures in 2013. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of Mountain Province Diamond Inc.’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 28, 2013

kpmg LLP
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax (416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mountain Province Diamonds Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

kpmg LLP
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax (416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2012 and December 31, 2011, and the related consolidated statements of comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 28, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Toronto, Canada
March 28, 2013

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

In Canadian dollars

As at December 31, 2012 and 2011

	2012	2011
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$274,696	$21,546
Short-term investments (Note 5)	47,418,997	17,819,183
Marketable securities (Note 5)	9,521	17,678
Amounts receivable (Note 5)	337,907	1,286,174
Advances and prepaid expenses	722,402	101,641

	48,763,523	19,246,222

Property and equipment (Note 6)	146,010	43,225
Mineral properties (Note 7)	46,680,519	46,550,496

Total assets	$95,590,052	$65,839,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$2,109,984	$2,529,561

Decommissioning and restoration liability (Note 8)	6,284,770	6,178,004

Shareholders' equity:
Share capital (Note 9)	180,170,247	146,911,995
Share-based payments reserve (Note 9)	1,233,857	1,083,422
Deficit	(94,213,695)	(90,876,085)
Accumulated other comprehensive income	4,889	13,046

Total shareholders' equity	87,195,298	57,132,378

Total liabilities and shareholders' equity	$95,590,052	$65,839,943

The notes to the consolidated financial statements are an integral part of these statements.

Going concern (Note 1)

Contingencies and commitments (Notes 7 and 11)

Subsequent events (Note 9 (iii))

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss

In Canadian dollars

	Year ended	Year ended	Year ended
	December 31, 2012	December 31, 2011	December 31, 2010
Expenses:
Consulting fees	$(1,434,917)	$(1,631,188)	$(721,987)
Depreciation	(21,246)	(14,789)	(8,820)
Exploration and evaluation expenses (Note 7)	(10,651,622)	(9,032,585)	(7,965,708)
Gahcho Kué Project management fee	(311,076)	(236,464)	(162,613)
Office and administration	(285,698)	(458,467)	(200,274)
Professional fees	(664,878)	(361,148)	(340,051)
Promotion and investor relations	(245,936)	(109,854)	(78,499)
Salary and benefits	(166,668)	(97,812)	(45,162)
Transfer agent and regulatory fees	(200,461)	(169,489)	(124,255)
Travel	(196,714)	(156,659)	(117,107)

Net loss for the period from operations	$(14,179,216)	$(12,268,455)	$(9,764,476)

Other expenses:
Accretion expense on decommissioning and restoration liability	(27,801)	(63,315)	(125,263)
Other income:
Interest income	147,762	303,354	122,590
Gain (loss) on revaluation of warrants exerciseable in a foreign currency	-	489,481	(4,767,578)
Gain on asset transfer to Kennady Diamonds Inc. (Note 15)	10,721,645	-	-

Net loss for the period	$(3,337,610)	$(11,538,935)	$(14,534,727)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	(8,157)	(5,384)	9,631
Comprehensive loss for the period	$(3,345,767)	$(11,544,319)	$(14,525,096)

Basic and diluted loss per share (Note 9)	$(0.04)	$(0.15)	$(0.21)

Weighted average number of shares outstanding	82,191,626	79,553,515	70,833,448

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

In Canadian dollars

	Number of shares	Share Capital	Warrants	Share-based Payments Reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2010	66,631,746	$97,312,714	$1,051,564	$1,238,302	$(64,802,423)	$8,799	$34,808,956
Net loss for the year		-	-	-	(14,534,727)	-	(14,534,727)
Issuance of common shares – private placement	10,076,177	33,048,756	-	-	-	-	33,048,756
Issuance of common shares – exercise of options	150,000	326,000	-	-	-	-	326,000
Issuance of common shares – exercise of warrants	558,134	1,251,928	-	-	-	-	1,251,928
Fair value of options exercised from Share-based Payments Reserve	-	212,000	-	(212,000)	-	-	-
Fair value of warrants exercised (exercisable in a foreign currency)	-	1,111,846	-				1,111,846
Fair value of warrants exercised transferred from Warrants	-	81,622	(81,622)	-	-	-	-
Other Comprehensive Income (loss):							-
Available-for-sale financial assets - current year unrealized gains	-	-	-	-	-	9,631	9,631
Balance, December 31, 2010	77,416,057	$133,344,866	$969,942	$1,026,302	$(79,337,150)	$18,430	$56,022,390
Net loss for the period	-	-	-	-	(11,538,935)	-	(11,538,935)
Issuance of common shares – exercise of options	270,635	665,000	-	-	-	-	665,000
Issuance of common shares – exercise of warrants	2,658,866	7,242,471	-	-	-	-	7,242,471
Fair value of options exercised from Share-based Payments Reserve	-	429,965	-	(429,965)	-	-	-
Fair value of warrants exercised transferred from Warrants	-	969,942	(969,942)	-	-	-	-
Fair value of warrants (exercised in a foreign currency)	-	4,259,751	-	-	-	-	4,259,751
Fair value of options grant in period	-	-	-	487,085	-	-	487,085
Other Comprehensive Loss:
Available-for-sale financial assets - current period unrealized losses	-	-	-	-	-	(5,384)	(5,384)
Balance, December 31, 2011	80,345,558	$146,911,995	$-	$1,083,422	$(90,876,085)	$13,046	$57,132,378
Net loss for the year	-	-	-	-	(3,337,610)	-	(3,337,610)
Issuance of common shares – Rights Offering, net of costs (Note 9(ii))	13,452,593	46,062,632					46,062,632
Issuance of common shares – exercise of options	370,000	604,200	-	-	-	-	604,200
Fair value of options exercised from Share-based Payments Reserve	-	313,065	-	(313,065)	-	-	-
Fair value of options granted in period	-	-	-	463,500	-	-	463,500
Dividend-in-kind (Note 15)	-	(13,721,645)	-	-	-	-	(13,721,645)
Other Comprehensive Loss:
Available-for-sale financial assets - current period unrealized losses	-	-	-	-	-	(8,157)	(8,157)
Balance, December 31, 2012	94,168,151	$180,170,247	$-	$1,233,857	$(94,213,695)	$4,889	$87,195,298

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

In Canadian dollars

	Year ended	Year ended	Year ended
	December 31, 2012	December 31, 2011	December 31, 2010
Cash provided by (used in):
Operating activities:
Net loss for the period	$(3,337,610)	$(11,538,935)	$(14,534,727)

Adjustments:
Gain on asset transfer to Kennady Diamonds Inc. (Note 15)	(10,721,645)	-	-
(Gain) loss on revaluation of warrants exerciseable in a foreign currency (Note 9 (ii))	-	(489,481)	4,767,578
Interest expense on decommissioning and restoration liability	27,801	63,315	125,263
Depreciation	21,246	14,789	8,820
Stock-based compensation (Note 9)	463,500	487,085	-
Interest income	(147,762)	(303,354)	(122,590)
Changes in non-cash operating working capital:
Amounts receivable	948,267	(786,983)	(229,212)
Advances and prepaid expenses	(620,761)	32,533	(95,001)
Accounts payable and accrued liabilities	(419,577)	(1,151,017)	1,788,530
	(13,786,541)	(13,672,048)	(8,291,339)
Investing activities:
Mineral properties	(51,058)	(10,237,929)	(2,837,596)
Interest income	147,762	303,354	122,590
Purchase of property and equipment	(124,031)	(15,261)	(7,473)
Investment in short-term investments	(29,599,814)	(8,042,094)	(43,371)
	(29,627,141)	(17,991,930)	(2,765,850)
Financing activities:
Transfer to Kennady Diamonds Inc. (Note 15)	(3,000,000)	-	-
Share issuance, net of costs (Note 9(ii))	-	-	33,048,756
Proceeds from option exercises	604,200	665,000	326,000
Proceeds from Rights Offering (Note 9(ii))	46,062,632	-	-
Proceeds from warrant exercises (Note 9(ii))	-	7,242,471	1,251,928
	43,666,832	7,907,471	34,626,684

Increase (decrease) in cash and cash equivalents	253,150	(23,756,507)	23,569,495
Cash and cash equivalents, beginning of period	21,546	23,778,053	208,559
Cash and cash equivalents, end of period	$274,696	$21,546	$23,778,054

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
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

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 7). The underlying value and recoverability of the amounts shown as “Mineral Properties” is dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at December 31, 2012, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

The Company’s primary mineral asset is in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In each of the years December 31, 2012, 2011 and 2010, the Company incurred losses, and had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $46,653,539 at December 31, 2012, including $47,693,693 of cash and cash equivalents and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project (Note 7) over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Authorization of Financial Statements

The consolidated financial statements for the year ended December 31, 2012 (including comparatives) were approved by the Board of Directors on March 28, 2013.

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash and cash equivalents, short-term investments and available-for-sale financial assets at fair value.

3.	Significant accounting policies
(i)	Basis of Preparation

The consolidated financial statements are presented in accordance with IAS 1, Presentation of Financial Statements.

The Company has elected to present the ‘Statements of Comprehensive Loss’ as a single financial statement with its statements of loss, titled ‘Consolidated Statements of Comprehensive Loss’.

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below.

(ii)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s interest in the Gahcho Kué Project has been proportionally consolidated (see Note 7).

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

The Company’s interest in the Gahcho Kué Project is bound by a contractual arrangement establishing joint control over the joint venture through required unanimous consent of each of the joint venturers for strategic, financial and operating policies of the Gahcho Kué Joint Venture. The Company’s interest in the Gahcho Kué Project is managed through a jointly controlled unincorporated entity, known as the Gahcho Kué Joint Venture, in which each of the Company (including its wholly-owned subsidiary, Camphor Ventures Inc.), and its joint venture partner, De Beers Canada, have an interest. The Gahcho Kué Joint Venture management committee has two representatives of each of Mountain Province and De Beers Canada. The joint venture partners have appointed De Beers Canada as the operator of the Gahcho Kué Joint Venture.

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

During the year ended December 31, 2012, $6,792 of foreign exchange loss was recognized in Office and administrative costs, in the Company’s consolidated Statements of Comprehensive Loss (December 31, 2011 - $241,564; December 31, 2010 - $41,130).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

(iv)	Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

(v)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 9.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the consolidated Statement of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

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

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the consolidated Statements of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the consolidated Statements of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

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

Exploration and evaluation costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting and refining engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time as the Company makes a formal decision to develop a mine to extract the mineral reserves. Once the decision to develop the mine is made, and subject to an impairment analysis, capitalized acquisition costs included in the Mineral Properties are transferred to capitalized costs within property and equipment, or intangible assets, as appropriate. The decision to develop a mine may be impacted by management’s assessment of legal, environmental, social and governmental factors.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value, or relative fair value if applicable. Acquired capitalized exploration and evaluation consists of:

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

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

Office furniture	five years, straight line
Vehicles	five years, straight line
Production equipment	five years, straight line
General infrastructure	10 years, straight line
Assets under construction	not depreciated until production

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

The carrying value of the Company’s capitalized Mineral Properties and property and equipment is assessed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the consolidated Statements of Comprehensive Loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated Statements of Comprehensive Loss.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

(x)	Financial instruments

Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•	Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated Statements of Comprehensive Loss.

•	Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income (“OCI”) in the consolidated Statements of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated Statements of Comprehensive Loss.

•	Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

•	Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

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

The Company had no held-to-maturity financial assets at December 31, 2012 and December 31, 2011.

The market values of marketable securities are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

The fair values of the Company's amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

Derivative financial liabilities

Derivative instruments, including embedded derivatives, are recorded at their fair value on the date the derivative contract is entered into. They are subsequently remeasured at their fair value at each consolidated Balance Sheet date, and the changes in the fair value are recognized in the consolidated Statements of Comprehensive Loss. Fair values for derivative instruments are determined using valuation techniques, including assumptions based on market conditions existing at the date of the consolidated Balance Sheets.

Warrants denominated or exerciseable in a foreign currency different from the functional currency of the Company meet the definition of a derivative financial liability and are fair valued at each consolidated Balance Sheet date using the Black-Scholes option pricing model, with changes in the fair value recognized in the consolidated Statements of Comprehensive Loss. There are no derivative financial liabilities as at December 31, 2012 or 2011.

(xi)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying an inflation-adjusted discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2012 other than the provision for decommissioning and restoration associated with the Mineral Properties.

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

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed as part of exploration and evaluation expenditures if no asset exists. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated Statement of Comprehensive Loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (or a charge against exploration and evaluation expense), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in the consolidated Statement of Comprehensive Loss.

(xii)	Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares divided by the weighted average number of shares outstanding during the period.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and warrants. The denominator is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options and warrants with exercise prices below the average market price for the year.

(xiii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 Financial Instruments

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liability in IFRS 9 – fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of each of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interest in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company has determined that its interest in its joint arrangement, the Gahcho Kué Joint Venture, is a joint operation, and therefore the adoption of this standard will not have any material impact on its consolidated financial statements as the Company will continue to proportionately consolidate its interest in the Gahcho Kué Project

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

IFRS 12 Disclosure of Interest in Other Entities

IFRS 12, Disclosure of Interest in Other Entities was issued by the IASB in May 2011. The new standard includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is evaluating the impact of IFRS 12 on its consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 13 on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is evaluating the impact of IFRIC 20 on its consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

b)	Impairment analysis – mineral properties

The Company reviews its Mineral Properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at December 31, 2012, there are no indicators of impairment in the carrying value of its mineral properties.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)	Impairment analysis - mineral properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the consolidated balance sheet for Mineral Properties” represent the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

c)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

5.	Financial instruments

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at December 31, 2012 and 2011 measured at fair value are cash, short-term investments, and marketable securities. The cash and marketable securities are classified as Level 1, and the short-term investments are classified as Level 2.

The quoted market value of marketable securities at December 31, 2012 and 2011 was $9,521 and $17,678 respectively. The original cost of these marketable securities at December 31, 2012 and December 31, 2011 was $4,632 for both periods.

The short-term investments at December 31, 2012 and 2011 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. The short-term investments at December 31, 2012 were purchased with original maturities in December, 2013. There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

	Balance as at
	December 31,	December 31,
	2012	2011
Financial assets
Fair Value Through Profit or Loss
Cash and cash equivalents	$274,696	$21,546
Short-term investments	47,418,997	17,819,183

Loans and Receivables
Amounts receivable	337,907	1,286,174

Available-for-Sale
Marketable securities	9,521	17,678

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(2,109,984)	(2,529,561)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

The Company’s interest income on short-term investment carried at fair value is presented on the consolidated Statements of Comprehensive Loss in the interest income line.

The Company had no transactions with marketable securities classified as available-for-sale during the years ended December 31, 2012 and December 31, 2011.

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

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	2012	2011
0-30 days	$279,107	$1,069,436
30 to 90 days	39,200	49,766
More than 90 days	19,600	166,972
Total	$337,907	$1,286,174

On December 31, 2012 and December 31, 2011, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are in the form of guaranteed investment certificates (“GICs”) and are cashable in whole or in part, with interest, at any time to maturity. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $153,500 (December 31, 2011 – approximately $350,500) and the Gahcho Kué Joint Venture for the remaining amounts.

The Company’s current policy is to invest excess cash in GICs. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process (see Note 1). The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other operating lease commitments.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

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

Foreign currency sensitivity

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash. A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $8,000 decrease or increase, respectively, in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest rate sensitivity

The Company has no significant exposure at December 31, 2012, 2011 or 2010 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

6.	Property and Equipment

The Company’s property and equipment for the year ended December 31, 2012 and 2011 are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
December 31, 2012

Office furniture	$32,996	$6,049	$26,947
Vehicles	59,992	34,494	25,498
Production equipment	5,635	1,972	3,663
Computer equipment	7,822	2,218	5,604
General infrastructure	7,326	122	7,204
Assets under construction	77,094	-	77,094
	$190,865	$44,855	$146,010
December 31, 2011

Vehicle	$59,992	$22,496	$37,496
Production equipment	5,635	845	4,790
Computer equipment	1,207	268	939
	$66,834	$23,609	$43,225

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

The continuity of the property and equipment is:

	December 31, 2012	December 31, 2011	December 31, 2010
Opening balance, beginning of period	$43,225	$42,753	$44,100
Additions in the period	124,031	15,261	7,473
Depreciation in the period	(21,246)	(14,789)	(8,820)
Net book value, end of period	$146,010	$43,225	$42,753

7.	MINERAL PROPERTIES

The Company holds a 49% interest in the Gahcho Kué Joint Venture (the “Gahcho Kué Project”, the “Project”) located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the Gahcho Kué Joint Venture is a related party under IAS 24 – Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture in accordance with IAS 31 – Interests in Joint Ventures. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid and expensed);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in “Mineral Properties”);
•	$10 million following the issuance of the construction and operating permits;
25

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as “acquired exploration and evaluation”.

The continuity of the Mineral Properties is as follows:

Balance, January 1, 2010	$35,672,632
Change in expected decommissioning and restoration liability	(2,608,255)
Amounts capitalized for sunk cost repayments in the year	2,837,596
Balance, December 31, 2010	$35,901,973
Change in expected decommissioning and restoration liability	410,593
Amounts capitalized for sunk cost repayments in the year	10,237,929
Balance, December 31, 2011	$46,550,495
Change in expected decommissioning and restoration liability	78,965
Amounts capitalized for sunk cost repayments in the year	51,058
Balance, December 31, 2012	$46,680,518

The Company has reclassified immaterial changes in working capital previously presented within Mineral Properties to accounts payable and accrued liabilities or amounts receivable as appropriate for each of the years presented.

Summarized below is certain summarized financial information relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué Joint Venture for the years ended December 31, 2012, 2011 and 2010:

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Results of Operations
Revenue	$-	$-	$-
Expenses	(10,681,306)	(8,540,441)	(8,122,822)
Proportionate share of net loss	$(10,681,306)	$(8,540,441)	$(8,122,822)

Cash Flows
Operating activities	$(9,869,353)	$(7,889,959)	$(6,975,189)
Financing activities	9,994,998	7,905,220	6,982,662
Investing activities	(91,035)	(15,261)	(7,473)

Proportionate share of change in cash and cash equivalents	$34,610	$-	$-

	As at	As at
	December 31, 2012	December 31, 2011
Financial Position
Current assets	$1,516,313	$113,533
Non-current assets	6,113,370	5,958,567
Current liabilities	(1,633,055)	(1,756,902)
Non-current liabilities	(6,284,770)	(6,178,004)
Proportionate share of net liabilities	$(288,142)	$(1,862,806)

Included in Exploration and evaluation expenses on the consolidated Statements of Comprehensive Loss for the year ended December 31, 2012 is approximately $1,258,500 of payroll related expenses (December 31, 2011 – approximately $696,500; December 31, 2010 – approximately $302,100).

The Company’s proportional interest (49%) of commitments made by the operator of the Gahcho Kué Project is $5,160,820. Of this, approximately $4,147,000 relates to commitments associated with equipment for the Gahcho Kué Project for 2013.

8.	DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Joint Venture decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2012:

	December 31,	December 31,
	2012	2011
Expected undiscounted cash flows	$13,484,544	$13,438,206
Inflation-adjusted discount rate ("real" rate of interest)	0.38%	0.45%
Periods	between 2014 and 2028	between 2014 and 2028
With probabilities between	10% and 70%	10% and 70%

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, without inflation.

The continuity of the decommissioning and restoration liability at December 31, 2012 is follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Balance, beginning of year	$6,178,004	$5,704,096	$8,187,088
Change in estimate of discounted cash flows for the year	78,965	410,593	(2,608,255)
Accretion recorded during the year	27,801	63,315	125,263
Balance, end of the year	$6,284,770	$6,178,004	$5,704,096

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

9.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value. Each common share entitles the holder to one shareholder vote.

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2012 is 94,168,151. There are no shares issued but not fully paid.

On November 28, 2012, the Company closed a previously-announced Rights Offering for gross proceeds of approximately $47.1 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as October 30, 2012, received one right (a “Right”) for each share held. Six (6) Rights plus the sum of $3.50 (the “Subscription Price”) were required to subscribe for one share (“Rights Share”). The Rights expired on November 28, 2012 (the “Expiry Date”) with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Bottin (International) Investments Ltd. (“Bottin”) under which Bottin undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date.

A total of 65,100,414 Rights were exercised by shareholders for 10,850,069 shares, and Bottin subscribed to an additional 2,602,524 Rights Shares for the Rights not otherwise subscribed for on the Expiry Date, under the stand-by agreement. Fees charged by Bottin in connection with the stand-by agreement have been recorded as share issuance costs (Note 12).

The proceeds are being used to fund the Company’s 49% share of the initial capital costs for the Gahcho Kué Project and for general corporate purposes.

During 2011, the remaining 2,658,866 warrants outstanding were exercised before expiry for gross proceeds of $7,242,471 (2010 – 558,124 warrants for gross proceeds of $1,251,928). The warrants issued August 4, 2009 were exercisable for either $2.00 Canadian or $1.73 US. As they could be exercised in a foreign currency different than the functional currency of the Company, they met the definition of a financial liability. They were revalued at fair value at each period using the Black-Scholes option pricing model. The reevaluation of these warrants generated an accounting gain of $489,481 in the year ended December 31, 2011 (December 31, 2010 – a loss of $4,767,578).

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per common share, to raise gross proceeds of $11,499,972, and on November 18, 2010, the Company completed a private placement financing of 4,600,000 common shares at $5.00 per share for gross proceeds of $23,000,000. Net proceeds totaled $33,048,756.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

iii.	Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at December 31, 2012, there were 5,515,774 shares available to be issued under the Plan. All stock options are settled by issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2012		December 31, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	964,000	$2.16	1,084,635	$1.69	1,234,635	$1.75
Granted during the year	200,000	4.84	150,000	6.13	-	-
Exercised during the year	(370,000)	1.63	(270,635)	2.46	(150,000)	2.17
Balance at end of the year	794,000	$2.12	964,000	$2.16	1,084,635	$1.69
Options exercisable at the end of the year	794,000		964,000		1,084,635

The fair value of the 200,000 stock options granted in the year ended December 31, 2012 has been estimated on the date of the grant using the Black-Scholes option pricing model. These options vested immediately. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options (three and a half years). 150,000 stock options were granted in the year ended December 31, 2011 and valued using the assumptions below. No options were granted in 2010.

	Year ended	Year ended
	December 31,	December 31,
	2012	2011
Exercise price	$4.84	$6.13
Expected volatility	66.29%	60.22%
Expected option life	3.5 years	5 years
Expected forfeiture	none	none
Expected option cancellation	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.50%	2.46%

During the year ended December 31, 2012, 370,000 stock options were exercised for gross proceeds of $604,200 (December 31, 2011 – 270,635 stock options were exercised for gross proceeds of $665,000; December 31, 2010 – 150,000 stock options were exercised for gross proceeds of $326,000). The market price of stock options exercised during the year ended December 31, 2012 was $1,826,200 (December 31, 2011 - $1,543,610; December 31, 2010 - $625,500).

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2012 and December 31, 2011.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

At December 31, 2012
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 23, 2013	$283,272	444,000	0.50 years	1.26
January 9, 2016	487,085	150,000	0.57 years	6.13
March 8, 2017	463,500	200,000	1.05 years	4.84
	$1,233,857	794,000	2.12 years

At December 31, 2011
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 23, 2013	$327,932	514,000	1.01 years	$1.26
August 25, 2014	268,405	300,000	0.83 years	1.72
January 9, 2016	487,085	150,000	0.63 years	6.13
	$1,083,422	964,000	2.47 years

The share-based payments recognized as an expense for each year are:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Expense recognized in the year for share-based payments	$463,500	$487,085	$-

The share-based payments expense for the years ended December 31, 2012 and 2011 are recorded in Consulting fees.

Subsequent to the year-end, as detailed in the table below, stock options were granted by the Board of Directors. The fair values of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $327,250. The expected volatility is calculated by reference to the weekly closing price for a period that reflects the expected life of the options, recalculated for each of the grants.

Date of grant	February 1, 2013	March 11, 2013	March 18, 2013
Number of options granted	100,000	100,000	50,000
Fair Value per option	$1.337	$1.293	$1.285
Fair Value total for grant	$133,700	$129,300	$64,250
Term of option	5 years	5 years	5 years
Vesting	see below *	immediate	see below *
Assumptions:
Exercise price	$4.08	$4.06	$4.11
Expected volatility	43.96%	43.7%	43.96%
Expected option life	3.36 years	3.23 years	3.08 years
Expected forfeiture	none	none	none
Expected option cancellation	none	none	none
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.28%	1.15%	1.14%
* these options vest 1/3 immediately, and 1/3 on the first and 1/3 on the second anniversary of the grant

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

iv.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year ended	Year ended	Year ended
	December 31, 2012	December 31, 2011	December 31, 2010
Numerator
Net loss for the period	$(3,337,610)	$(11,538,935)	$(14,534,727)

Denominator
For basic - weighted average number of shares outstanding	82,191,626	79,553,515	70,833,448
Effect of dilutive securities	-	-	-
For diluted - adjusted weighted average number of shares outstanding	82,191,626	79,553,515	70,833,448

Loss Per Share
Basic	$(0.04)	$(0.15)	$(0.21)
Diluted	$(0.04)	$(0.15)	$(0.21)

For the year ended December 31, 2012, stock options totaling 794,000 (December 31, 2011 – 964,000 stock options; 2010 - 3,741,501 stock options and warrants) are not included in the calculation of diluted loss per share since to include them would be anti-dilutive.

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
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

10.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2011 and 2010 – 26.5%):

	December 31, 2012	December 31, 2011	December 31, 2010

Loss before income taxes	$3,337,610	$11,538,935	$14,534,727
	26.5%	26.5%	26.5%

Tax recovery calculated using statutory rates	884,467	3,057,818	3,851,703

Non-taxable portion of gain on Kennady North Project asset transfer	1,420,618	-	-

(Expenses not deductible)/ Earnings not taxable	(123,904)	69,491	(1,272,930)

Other	67,660	(33,226)	(39,080)

Change in tax benefits not recognized	(2,248,841)	(3,094,083)	(2,539,693)
Income tax recovery (expenses)	$-	$-	$-

Unrecognized deferred tax assets

Deferred income tax assets have not been recognized in respect of the following items:

	December 31, 2012	December 31, 2011
Mineral properties	$14,556,178	$11,071,723
Decommissioning and restoration liability	$1,665,464	$1,637,171
Loss carryforwards	$2,288,519	$3,363,180
Share issuance cost	$443,119	$303,230

As at December 31, 2012, the Company had the following non-capital losses available for carryforward and deductible difference as follows:

	Amounts	Expiry Date
Non-capital losses	$8,635,900	2026-2032
Tax basis of mineral properties	$55,597,300	Indefinite
Tax basis of mineral properties, successored	$29,151,900	* see below
*Deductibility is restricted to income from specific mineral properties

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

11.	OTHER COMMITMENTS

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2013	2014	2015	2016	2017	Total
Future minimum lease payments	$142,256	$142,256	$142,256	$142,256	$11,855	$580,879

12.	RELATED PARTIES

The Company’s related parties include the Gahcho Kué Joint Venture, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the Gahcho Kué Joint Venture, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Gahcho Kué Joint Venture relate to the funding of the Company’s interest in the Gahcho Kué Joint Venture for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	December 31,	December 31,	December 31,
	2012	2011	2010
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement (Note 9(ii))	706,261	-	-
Kennady Diamonds	120,940	-	-
Gahcho Kue Joint Venture expenditures	10,729,343	-	-
Remuneration	1,477,715	1,450,068	716,978
The amount of outstanding balances:
Payable to the Gahcho Kue Joint Venture	685,290	-	-
Payable to key management personnel	30,180	313,000	186,619

The remuneration of directors and other members of key management personnel for the years ended December 31, 2012, 2011 and 2010 were as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
Salary, bonus and other short-term employee benefits	$1,014,215	$962,983	$716,978
Share-based payments	463,500	487,085	-
	$1,477,715	$1,450,068	$716,978

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

13.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, share-based payments reserve, and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

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

The Company’s capital for the reporting periods is summarized as follows:

	December 31,	December 31,
	2012	2011
Share capital	$180,170,247	$146,911,995
Share-based payments reserve	1,233,857	1,083,422
Deficit	(94,213,695)	(90,876,085)
	$87,190,409	$57,119,332

There were no changes in the Company’s approach to capital management during the year ended December 31, 2012. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

14.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

15.	COMPLETION OF PLAN OF ARRANGEMENT WITH KENNADY DIAMONDS INC.

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company’s 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds, through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the “Arrangement”) pursuant to which Mountain Province would transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3 million of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement called for the share capital of Mountain Province to be reorganized into a new class of shares which would be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2012 and 2011, and
For the Years Ended December 31, 2012, 2011 and 2010
In Canadian Dollars

The Arrangement was approved by the Board of Directors of Mountain Province and was subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders held on April 25, 2012. The Mountain Province shareholders voted 99.57% in favour of the Arrangement. As well, on April 30, 2012, Mountain Province received final court approval for the Arrangement. Regulatory approval was obtained by the Toronto Stock Exchange and the TSX Venture Exchange.

The various transactions under the Arrangement were completed on July 6, 2012, the effective date of the Arrangement. The Company transferred the Kennady North Project and cash of $3 million to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds which in turn were distributed to the Mountain Province shareholders on the basis of one Kennady Diamonds’ share for every five shares of Mountain Province held by the shareholders.

The Company recorded the fair value of the transaction as a dividend-in-kind of $13.7 million. The fair value was calculated by applying the simple average of the closing share price for Kennady Diamonds on the TSX Venture Exchange for the first five days of its trading to the number of shares outstanding. The fair value in excess of the book value of the transferred assets was recorded as a gain on asset transfer to Kennady Diamonds of $10.7 million in the Company’s Statement of Comprehensive Loss.

