Form 20-F
period 2013-12-31
Mountain Province Diamonds Inc.
filed 2014-03-27
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

100,501,351

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

☐ Yes ☐ No

Not Applicable

TABLE OF CONTENTS

GLOSSARY		vii

GLOSSARY OF TECHNICAL TERMS		xi

NOTE REGARDING FORWARD LOOKING STATEMENTS		xvii

PART I

Item 1	Identity of Directors, Senior Management and Advisors	1

Item 2	Offer Statistics and Expected Timetable	1

Item 3	Key Information	1

A.	Selected financial data	1

B.	Capitalization and indebtedness	3

C.	Reasons for the offer and use of proceeds	3

D.	Risk factors	3

Item 4	Information on the Company	11

A.	History and development of the Company	11

B.	Business Overview	14

C.	Organizational structure	19

D.	Property, plants and equipment	20

Item 4A	Unresolved Staff Comments	54

Item 5	Operating and Financial Review and Prospects	55

Item 6	Directors, Senior Management and Employees	74

A.	Directors and Senior Management	74

B.	Compensation	76

C.	Board practices	79

D.	Employees	81

E.	Share ownership	81

Item 7	Major Shareholders and Related Party Transactions	82

A.	Major shareholders	82

B.	Related party transactions	82

iv

C.	Interests of experts and counsel	83

Item 8	Financial Information	83

A.	Consolidated Statements and Other Financial Information	83

B.	Significant Changes	83

Item 9	The Offer and Listing	84

A.	Offer and Listing Details	84

B.	Plan of Distribution	85

C.	Markets	85

D.	Selling Shareholders	85

E.	Dilution	85

F.	Expenses of the Issuer	85

Item 10	Additional Information	85

A.	Share capital	85

B.	Memorandum and articles of association	85

C.	Material contracts	89

D.	Exchange controls	89

E.	Taxation	92

F.	Dividends and paying agents	101

G.	Statement by experts	101

H.	Documents on display	101

I.	Subsidiary Information	102

Item 11	Quantitative and Qualitative Disclosures About Market Risk	102

Item 12	Description of Securities Other than Equity Securities	102

v

vi

GLOSSARY

2002 Agreement or Gahcho Kué Joint Venture Agreement or means the joint venture agreement entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. on October 24, 2002, but which took effect from January 1, 2002, and which was amended and restated on July 3, 2009;

2009 Agreement or Gahcho Kué Amended and Restated Joint Arrangement-Agreement means the Gahcho Kué Joint Venture Agreement as amended and restated, and entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. on July 3, 2009;

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

2013 Technical Report, Update of the Mineral Resource Estimate for the Tuzo Kimberlite, means the “Gahcho Kué Project, Update of the Mineral Resource Estimate for the Tuzo Kimberlite, National Instrument (“NI”) 43-101 Technical Report” dated July 2, 2013 as prepared and completed by Mineral Services Canada Inc., and filed by the Company on SEDAR on August 14, 2013;

Affiliate has the meaning given to affiliated bodies corporate under the Business Corporations Act (Ontario);

AK Property means the claims known as the "AK claims" held by the Gahcho Kué Arrangement;

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

vii

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

Gahcho Kué Amended and Restated Joint Arrangement-Agreement or 2009. Agreement means the Gahcho Kué Joint Venture Agreement as amended and restated, and entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. on July 3, 2009;

Gahcho Kué Joint Arrangement or Joint Arrangement means the joint Arrangement between Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada, for the Gahcho Kué Project, and as currently governed by the 2009 Agreement;

Gahcho Kué Joint Arrangement-Agreement or 2002 Agreement means the joint arrangement agreement entered into by Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Exploration Inc. on October 24, 2002, but which took effect from January 1, 2002, and which was amended and restated on July 3, 2009;

Gahcho Kué Project, located on Kennady Lake, also referred to as the “Kennady Lake Project”, and comprising four mineral leases that are 100% owned by De Beers Canada Inc. (“De Beers Canada”), which holds them on behalf of the Gahcho Kué Joint Arrangement. The participating interest of each of the joint venture parties is governed by the 2009 Agreement;

viii

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

Joint Arrangement or Gahcho Kué Joint Arrangement means the joint arrangement between Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada, for the Gahcho Kué Project, and as currently governed by the 2009 Agreement;

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

ix

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

Except where specifically indicated otherwise, scientific and technical information included in this report on Form 20F regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101. Independent Qualified Persons responsible for the 2013 Technical Report prepared for the Gahcho Kué Joint Arrangement and discussed in Item 4 D “Property, Plants and Equipment” from the headings “Permits” to “–Mineral Resource Summary – Tuzo Deep” are: Mike Makarenko, P.Eng., and Tom E. Nowicki, P.Geo.;

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

xi

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

xii

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

xiii

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

xiv

Operator	The party in a joint venture which carries out the operations of the joint venture subject at all times to the direction and control of the management committee.

Ordovician	The period between the Cambrian and the Silurian or the corresponding system of rocks.

Overburden	A general term for any material covering or obscuring rocks from view.

Paleozoic	An era of geological history that extends from the beginning of the Cambrian to the close of the Permian and is marked by the culmination of nearly all classes of invertebrates except the insects and in the later epochs by the appearance of terrestrial plants, amphibians, and reptiles.

Pipe	A kimberlite deposit that is usually, but not necessarily, carrot-shaped.

Preliminary Feasibility Study	Under the CIM Definition Standards, means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Proterozoic	The eon of geologic time or the corresponding system of rocks that includes the interval between the Archean and Phanerozoic eons, perhaps exceeds in length all of subsequent geological time, and is marked by rocks that contain fossils indicating the first appearance of eukaryotic organisms (as algae).

Reverse Circulation Drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Sill	Tabular igneous rock that parallels the bedding or foliation of the country rock.

Stringers	The narrow veins or veinlets, often parallel to each other, and often found in a shear zone.

Tertiary	The Tertiary period or system of rocks.

xv

Till Sample	A sample of soil taken as part of a regional exploration program and examined for indicator minerals.

Xenolith	A foreign inclusion in an igneous rock.

xvi

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

xvii

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

xviii

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

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form. Canadian investors should also refer to the annual consolidated financial statements of the Company as at December 31, 2013, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

xix

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected financial data.

You should read the following selected financial data together with Item 5, "Operating and Financial Review and Prospects", the Consolidated Financial Statements in Item 18 and the other information in this Annual Report. The selected financial data presented below is derived from our Consolidated Financial Statements.

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective with the Company’s transition to IFRS on January 1, 2010. Previously, the Company’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences between GAAP and accounting principles in the United States, applicable to the Company, were described in the Company’s previous consolidated financial statements. With the Company’s transition to IFRS in the year ended December 31, 2011 with a transition date of January 1, 2010, there is no requirement to report the material measurement differences between IFRS and accounting principles in the United States.

The Company's financial statements are set forth in Canadian dollars.

The consolidated financial information in the below tables for 2011, 2012 and 2013 was prepared in accordance with IFRS as issued by the IASB.

For the year ending (except as noted)
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	December 31, 2013	December 31, 2012	December 31, 2011
Operating Revenue	nil	nil	nil
Working Capital	35,133	46,654	16,717
Net Loss	(26,604)	(3,338)	(11,539)
Basic and diluted loss per share	(0.28)	(0.04)	(0.15)
Total Assets	110,367	95,590	66,557
Share Capital	209,820	180,170	146,912
Net Assets -	91,193	87,195	57,132
Number of Common Shares issued	100,501,351	94,168,151	80,345,558

No dividends have been declared in any of the years presented above.

Exchange Rate Information

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

The Average Rate is set out for each of the periods indicated in the table below.

Dec-13		Dec-12		Dec-11		Dec-10		Dec-09 (nine months)
US$	0.9402	US$	0.9949	US$	0.9891	US$	0.9704	US$	0.9034

The high and low exchange rates for each month during the previous six months are as follows:

Month	High (US$)	Low (US$)
February 2014	0.9132	0.898
January 2014	0.9444	0.8909
December 2013	0.9458	0.9314
November 2013	0.9617	0.9408
October 2013	0.9736	0.9527
September 2013	0.9803	0.948

On March 25, 2014, the noon buying rate in Canadian dollars as per the Bank of Canada (the "Exchange Rate") was $1 Canadian = US$0.8948.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable

D.	Risk factors.

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

The Company has a history of losses and is likely to continue to incur losses for the foreseeable future. During the fiscal years ended December 31, 2013, 2012, and 2011, the Company incurred net losses.

•	$26.604 million loss for the year ended December 31, 2013;

•	$3.338 million loss for the year ended December 31, 2012; and

•	$11.539 million loss for the year ended December 31, 2011.

As of December 31, 2013, the Company had an accumulated deficit of $120.8 million. There can be no assurance that the Company will ever be profitable.

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

As of December 31, 2013, the Company had cash and short-term investments of approximately $35.7 million and working capital of approximately $35.1 million. During the past two fiscal years ended December 31, 2013 and December 31, 2012, the Company used approximately $46.4 million in cash flows in operating activities including approximately $32.6 million during the year ended December 31, 2013, and $13.8 million during the year ended December 31, 2012.

The Company's administrative and other expenses are expected to be approximately $2.5 million for the next year, in addition to an estimated $92.0 million for the Company’s proportional share of expenses for the Gahcho Kué joint Arrangement for 2014. The Company expects that a payment of $10 million for historic sunk costs will be required during the second quarter of 2014 when permits are expected for the Gahcho Kué Project.

In order to advance the development of the Gahcho Kué Project, the Company will be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders’ interests in the Company and the value of their common shares. The Company may consider share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse effect on the Company’s business or results of operations. As well, there is no guarantee that the Company will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable. If the Company is not able to raise sufficient capital, it may not be able to grow the Company, or it may be forced to cease doing business.

   (j) Gahcho Kué Project probable reserves.

The Gahcho Kué Project is the Company’s only property and is in the permitting and development stage. The Gahcho Kué Project has probable reserves in three of the four kimberlite bodies at Kennady Lake. See “Item 4D - Property, plants and equipment - Principal Properties”.

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

The market for rough diamonds is subject to strong influence from demand in the United States, Japan, China and India, which are the largest markets for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds has historically fluctuated.  The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006 diamond prices increased on average by approximately 15%.  In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%.  From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time.  By mid-April 2009, rough diamond prices rebounded to pre-global recession levels.  During 2010, rough diamond prices increased by approximately 30%.  This strengthening continued through the first half of 2011 when diamond prices reached historic highs.  During the second half of 2011, diamond prices dropped sharply resulting in an overall approximate 17% increase during the year. Accordingly to industry leaders, in 2012 rough diamond prices dropped by approximately 12 percent and remained largely unchanged through 2013. While the supply/demand fundamentals for diamonds would indicate good price support and steadily rising prices in the future, such fluctuations make it difficult to predict future diamond prices with a high degree of certainty. To mitigate against this, the Company uses conservative modeled diamond prices in its economic studies and mine planning. Nonetheless, the Company’s future results of operation may fluctuate significantly if rough diamond price volatility continues into the future.

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

(o) The Company is dependent upon its joint arrangement partner for the success of the Gahcho Kué Project.

The Company, and the success of the Gahcho Kué Project, are dependent on the efforts, expertise and capital resources of our joint arrangement partner, De Beers Canada, and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring, permitting, developing and operating the Gahcho Kué Project. In addition, De Beers Canada is providing its share of financing for the Gahcho Kué Project. The Company is dependent on De Beers Canada for accurate information about the Gahcho Kué Project, and the proper and timely progress of permitting and development.

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

The Company's current operations do not generate any cash flow. As the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has raised funds in recent years through share, option and warrant issuances. As of December 31, 2013, the Company had cash and short-term investments of approximately $35.7 million and working capital of approximately $35.1 million. To develop the Gahcho Kué mine, and perform exploration on any other properties acquired, the Company will need to investigate sources of additional liquidity to increase the cash balances required in the future. These additional sources include, but are not limited to, share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options. There can be no assurance that the Company will be able to raise additional funds as needed, or that funds raised, if any, would be on terms and conditions acceptable to the Company. The Company’s annual cash administrative operating costs, excluding the costs directly associated with the Gahcho Kué Project, are approximately $2.5 million.

(v) If outstanding options to buy Company stock are exercised, existing shareholders’ interests in the Company will be diluted.

As at March 25, 2014, there were 1,400,000 options (including options not fully vested) outstanding with exercise prices ranging from $4.06 to $6.13 (expiring at various dates). The stock options, if fully exercised, would increase the number of shares outstanding by 1,400,000. Such options, if fully exercised, would constitute about 1.4% (out of 101,901,351 shares (100,501,351 issued and outstanding, plus total outstanding options)) of the Company's resulting share capital as at March 25, 2014. It is unlikely that outstanding options and warrants would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in dilution to existing shareholders.

(w)  Members of our Management and Board of Directors may have outside interests which conflict with the Company or its shareholders.

The President and CEO and Director, Patrick Evans, and the Vice President Finance, CFO and Corporate Secretary, Bruce Ramsden, have Consulting Agreements with the Company (see “Item 6C - Board Practices”). In addition, certain officers and directors of the Company are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.

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

Prices for the Company's shares on the TSX and on the NYSE MKT (formerly NYSE Amex), have been extremely volatile. The price for the Company's common shares on the TSX ranged from $3.88 (low) and $5.87 (high) during the fiscal year ended December 31, 2013, and from $3.25 (low) to $5.6 (high) during the fiscal year ended December 31, 2012. The price on the NYSE MKT ranged from $3.83 US (low) and $5.59 US (high) during the fiscal year ended December 31, 2013, and from $3.13 US (low) to $5.66 US (high) during the fiscal year ended December 31, 2012. Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

(z) The Company has not paid dividends in the past and does not anticipate paying them in the foreseeable future.

Since its inception, the Company has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock until significant cash flow is generated. Without dividends on its common stock, shareholders will be able to profit from an investment only if the price of the stock appreciates before the shareholder sells it.

(aa) Currency rate fluctuations may have a material effect on our financial position, results of operations, and timing of the development of the Company’s properties.

Feasibility and other studies conducted to evaluate the Company's properties are typically denominated in U.S. dollars, and the Company conducts a significant portion of its operations and incurs a significant portion of its administrative and operating costs in Canadian dollars. The exchange rate for converting U.S. dollars into Canadian dollars has fluctuated in recent years. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between the U.S. dollar and the Canadian dollar, and these fluctuations in the rates of currency exchange may materially affect the Company's financial position, results of operations and timing of the development of its properties. In particular, a strong Canadian dollar relative to the US dollar would negatively impact the Gahcho Kué Project.

(bb) Historically, the Company has been dependent on the support of De Beers and there is no assurance that their support will continue in the future.

The exploration of the Gahcho Kué Project has historically been funded by De Beers Canada. As well, De Beers Canada is the Operator of the Project, and has an equity investment in the Company. With the execution of the 2009 Agreement, De Beers and the Company share funding responsibility for the Gahcho Kué Project. Under the 2009 Agreement, the Company and De Beers are required to fund their share of costs for future operations. As well, the Company is required to make certain repayments of agreed historic costs of the Gahcho Kué Project, funded by De Beers, if and when certain events occur. If either party is unable to fund their share of historic costs, or, if the Company defaults on its required payments of historic costs if and when they are due, in addition to interest on late or defaulted payments, marketing rights can be diluted for the defaulting party. As well, there is no assurance that the Company will have the required funds on hand when the payments are required to be made. Finally, there is no assurance that the level of support provided by De Beers will continue in the future.

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

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a PFIC during the tax year ended December 31, 2013, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the tax year ending December 31, 2014, and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Mountain Glen was voluntarily dissolved on August 4, 2004.

Baltic Minerals BV and its subsidiary Baltic Minerals Finland OY were voluntarily dissolved in 2006.

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

The sole subsidiary of the Company, represented diagrammatically, is as follows:

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

Upon completion of the Kennady Arrangement on July 6, 2012, Kennady Diamonds Inc. issued 16,143,111 shares to Mountain Province which was distributed along with the one share held by Mountain Province to the Mountain Province shareholders in exchange for the assets and cash transferred, as contemplated by the Kennady Arrangement. The transactions contemplated by the Kennady Arrangement was completed on July 6, 2012. Kennady Diamonds Inc. began trading on the TSX Venture Exchange on July 10, 2012 under the ticker symbol “KDI”.

B.	Business overview.

1.1	Introduction

The Company is a natural resource property exploration and development company. At this time, the Company has interest in one natural resource property – its 49% interest (including the 4.9% interest in the property held by Camphor) in the Gahcho Kué Property located in the Northwest Territories of Canada. See "Item 4D - Property, plants and equipment".

Bulk sampling and drilling on the Gahcho Kué Project is complete, as is the Definitive Feasibility Study which demonstrates an economically viable project. The Project is currently in the permitting and development stage. There are no revenues from the Company’s natural resource property.

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

In July 2009 the Company entered into an Amended and Restated Joint Arrangement Agreement with De Beers Canada of which details are provided below.

In October 2010 the Company announced the results of the Definitive Feasibility Study. The full Technical report was filed on EDGAR on December 3, 2010 under Form 6K and on the relevant Securities Commissions in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on December 3, 2010.

Based on the positive results of the Definitive Feasibility Study, the Company and De Beers approved the development of the Gahcho Kué diamond mine in June, 2011, subject to the successful permitting of the project.

On July 22, 2013 Mountain Province and De Beers Canada announced that the Mackenzie Valley Environmental Impact Review Board (MVEIRB) had completed the Gahcho Kué Environmental Impact Assessment and recommended approval of the proposed Gahcho Kué diamond mine subject to certain measures and follow-up programs.

In October 2013 the Canadian Federal Minister of Aboriginal Affairs and Northern Development approved the development of the Gahcho Kué diamond mine subject to the measures and follow-up programs recommended by the MVEIRB.

On December 2, 2013 Mackenzie Valley Land and Water Board approved a pioneer Land Use Permit for the Gahcho Kué diamond mine, which allowed for the commencement of land-based site works in preparation for the start of full construction in 2014.

Other Properties

The Company regards only the AK Property (the “Gahcho Kué Project”) as material at this time. The Company’s former Kennady North Project is discussed only briefly in this document. For further particulars, reference should be made to “Item 4D - Property, plants and equipment - Other Properties”.

Kennady North

The Company (outside of the Joint Arrangement with De Beers Canada) had the following five mining leases at Kennady Lake, adjacent or close to the Gahcho Kué Project, with their respective lease numbers –4340, 4342, 4466, 4467, and 4468. These five mining leases represent about 12,755 acres. In late 2010, the Company also staked eight claims around Gahcho Kué – Kwezi 01 to Kwezi 08. These claims represent approximately 17,619 acres, and together with the five mining leases, comprise 30,374 acres. This was known as the Company’s Kennady North Project. These mining leases and claims were not part of the 2009 Gahcho Kué Joint Arrangement Agreement with De Beers Canada and were not considered part of the Gahcho Kué Project. Historical exploration on the Kennady North Project was done starting in 1992 and continued until about 12 years ago when the Company and De Beers Canada focussed exploration efforts on the Gahcho Kué Project. In 2011, the Company undertook a desktop study of the exploration work done in the past on the Kennady North Project, and in late 2011, undertook an airborne gravity gradiometer survey over the Kennady North Project leases and claims.

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

Foreign Assets

Until the Arrangement with Glenmore, all of the Company's assets are and have been located in Canada (see Item 4D - Property, plants and equipment - Principal Properties). Since the Arrangement, the Company has not generated any revenue from operations. Pursuant to the Arrangement, the assets of Glenmore, were acquired by Mountain Glen, and are now held by the Company, having been distributed to the Company on the winding up of Mountain Glen.

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

In most jurisdictions, mining is regulated by conservation laws and regulations. In the Northwest Territories, the mining industry operates primarily under Canadian federal law because the ownership of water, fisheries, and surface and sub-surface rights to land are vested in the federal government. Accordingly, federal legislation governs prospecting, development, production, environmental protection, exports, and collective bargaining. Matters of a purely local or territorial nature, such as mine safety standards, the establishment of a minimum wage, education and local health services are matters for the Territorial government. With respect to environmental matters, the Company's properties are subject to federal regulation under, inter alia, the Canadian Environmental Protection Act, the Fisheries Act, the Canadian Environmental Protection Act, the Migratory Bird Act, the Northwest Territories Waters Act, the Northwest Territories Wildlife Act, the Arctic Waters Pollution Prevention Act, the Navigable Waters Protection Act, the Mackenzie Valley Resource Management Act and the Mackenzie Valley Land Use Regulations. Territorial environmental legislation may also apply for some purposes. The Mackenzie Valley Land and Water Board established under the federal Mackenzie Valley Resource Management Act has the responsibility to receive and to process applications for water licenses under the Northwest Territories Waters Act in most areas of the Northwest Territories. Generally, these licenses outline the volume of water the mine may use, how tailings will be treated, the quality and types of waste that may be deposited into the receiving environment and how the quality and types of waste may be monitored and contain requirements regarding the restoration of the tailings disposal and other affected areas. The water licence also has requirements for monitoring and reporting of water and waste as well as determines reclamation and closure requirements. The Mackenzie Valley Land and Water Board also issues land use permits applicable to most areas of the Northwest Territories under the Mackenzie Valley Land Use Regulations. Such permits govern the manner in which various development activities on federal Crown and other lands may be undertaken. Applicable territorial legislation and regulations include the Apprentice and Trade Certification Regulations, Archaeological Resources Act, Boilers and Pressure Vessels Regulations, Business Licence Fire Regulations, Civil Emergency Measures Act, Environmental Protection Act, Environmental Rights Act, Explosives Use Act, Explosives Regulations, Fire Prevention Act, Fire Prevention Regulations, Labour Standards Act, Mine Health and Safety Act, Mine Health and Safety Regulations, Public Health Act, Research Act, Wildlife Act, and Workers Compensation Act.

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

On July 3, 2009, the Company entered the “2009 Agreement” with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the 2002 Agreement entered into by the Participants. Under the 2009 Agreement:

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

• $200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Gahcho Kué Joint Arrangement expenses to date of execution of the 2009 Agreement) (paid);

• Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study (paid $4,417,421 to December 31, 2013, capitalized as “Mineral Properties” in the Company’s financial statements – no further costs expected);

• $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Gahcho Kué Joint Arrangement Agreement – paid March 15, 2011);

• $10 million following the issuance of the construction and operating permits;

• $10 million following the commencement of commercial production; and

• The balance of approximately $24.4 million plus accrued interest within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Extracts from Technical Reports

Unless otherwise stated, the technical information in this section from the sub-headings “Property Setting” to “Economic Analysis - Summary” is based upon Independent Qualified Person's Technical Report dated as of December 1, 2010 (with information effective as of October 15, 2010) (the "2010 Technical Report") entitled "Gahcho Kué Project, Definitive Feasibility Study, NI 43-101 Technical Report, Northwest Territories, Canada" prepared for the Gahcho Kué Project by JDS Energy and Mining Inc. by:

•	Daniel D. Johnson, P.Eng. (JDS)
•	Mike Makarenko, P.Eng. (JDS)
•	Ken Meikle, P.Eng. (JDS)
•	Bob Prince-Wright, P.Eng. (JDS)

•	Jarek Jakubec, C.Eng. (SRK (Canada) Consulting Inc.)
•	Kevin Jones, P.Eng. (EBA Engineering Consultants Inc.)

The details about the 2010 Technical Report were filed on EDGAR on December 3, 2010 under Form 6K. The full Technical Report was also filed on SEDAR on December 3, 2010.

An updated mineral resource estimate for the deep portion of the Tuzo kimberlite was provided in an Independent Qualified Person’s Technical Report with an effective date of July 2, 2013 (the “2013 Technical Report”) entitled “Update of the Mineral Resource Estimate for the Tuzo Kimberlite, Gahcho Kué Project, Northwest Territories, Canada: NI 43-101 Technical Report” prepared for Mountain Province by Mineral Services Canada Inc. by:

•	Tom E. Nowicki, P.Geo. (Mineral Services Canada Inc.)

•	Michael Makarenko, P.Eng. (JDS Energy & Mining Inc.)

The details about the 2013 Technical Report were filed on EDGAR on August 14, 2013 under Form 6K. The full Technical Report was also filed with the relevant Securities Commissions in Canada on SEDAR on August 13, 2013.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2010 Technical Report and the 2013 Technical Report.

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

There are myriad lakes in the area. Kennady Lake, under which the kimberlite pipes lie, is a local headwater lake with a minimal catchment area, nutrient-poor water, and relatively low potential for aquatic life.

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

During winter, a permitted 120 km winter ice road connecting the Gahcho Kué Project with the main Tibbitt Lake to Contwoyto Lake winter road is built, if required. The winter ice road supports shipment of fuel, heavy equipment, construction materials and bulk samples. The main winter ice road connects Yellowknife to the Snap Lake, Ekati, and Diavik mines from February to April each year to the extent that weather allows. The road is operated under a Licence of Occupation by the Joint Venture Partners who operate the Ekati (Dominion Diamonds), Snap Lake (De Beers Canada) and Diavik (Rio Tinto) mines. The Gahcho Kué Joint Venture is also a full partner in the Licence of Occupation, which provides equal access to and use of the ice road.

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

Infrastructure

Camp – The exploration camp erected on the shore of Kennady Lake (near the southeast edge of the postulated future limits of the 5034 pit) has seen an increase to accommodations in order to lodge the preliminary construction work crew. Living quarters are a mixture of three-person stick-built cabins and skid-mounted dorm units; providing a maximum capacity of 180 beds.  Support buildings include the kitchen and dining room; recreation building; office building; core storage; men’s and women’s dry; toilet facilities; fuel storage; shops; and warehouses.

Transport – Regular shipments of consumables and materials can occur over an annual winter road and, for year-round access and deliveries, by aircraft.

Power – There is currently no local electrical grid or power plant for power supply to site. Power generation for any planned mining operation is likely to be produced by an on-site diesel generation plant.

Communications – Current site communications depends entirely on satellite connections for internet and phones.

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

In 1997, Monopros (now De Beers Canada) joint ventured the property.

Mineral Tenure

The Gahcho Kué Project comprises four mining leases, 4199, 4341, 4200, and 4201, covering a total area of 10,353 hectares. The mining leases are 100% owned by De Beers Canada which holds them on behalf of the Gahcho Kué Joint Arrangement. The participating interest of each participant of the Gahcho Kué Joint Arrangement is governed by the 2009 Agreement, which supersedes the (2002) Agreement. The (2002) Agreement is registered against the mineral leases. The 2009 Agreement provides for De Beers Canada’s participating interest to be 51% and MPV’s interest (including Camphor’s) to be 49% of the Gahcho Kué Project.

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

The Gahcho Kué Joint Venture Agreement became effective on January 1, 2002, was signed October 24, 2002. The 2002 Agreement provided that De Beers Canada could earn up to a 55% interest in the Gahcho Kué Project by funding and completing a positive definitive feasibility study. The 2002 Agreement also provided that De Beers Canada could earn up to a 60% interest in the Gahcho Kué Project by funding development and construction of a commercial-scale mine.

MPV acquired Camphor Ventures’ interest in the joint venture in 2007.

An updated and amended joint Arrangement agreement between De Beers Canada and MPV was executed effective July 3, 2009. The 2009 Agreement superseded the previous joint venture agreements. The 2009 Agreement maintains the Gahcho Kué Project ownership at 51% De Beers Canada and 49% MPV. Each party is responsible for funding their respective share of the Gahcho Kué Project development costs from January 1, 2009 onward, and each party shall receive a proportional share of the diamond production.

The 2009 Agreement also sets forth the amount of “allowable” expenses of exploration work between March 8, 2000 and December 31, 2008 previously funded by De Beers Canada, and sets forth a repayment schedule by MPV to De Beers Canada for their 49% share of the allowable expenses. The repayment schedule is triggered by milestone events with the final payment plus accrued interest required to be made 18 months after the start of commercial production.

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

Development

The Gahcho Kué Project is being permitted under the Mackenzie Valley Resource Management Act. A list of the permits that may be required for Gahcho Kué Project development is presented in the 2010 Technical Report and the 2013 Technical Report.

On July 22, 2013 Mountain Province and De Beers Canada announced that the Mackenzie Valley Environmental Impact Review Board (MVEIRB) completed the Gahcho Kué Environmental Impact Assessment and recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs.

On December 2, 2013 Mountain Province and De Beers Canada announced that Mackenzie Valley Land and Water Board approved a pioneer Land Use Permit for the Gahcho Kué diamond mine. The pioneer Land Use Permit allows land-based site works to commence in preparation for deliveries planned for the 2014 winter road season. Major permits required for the completion of construction and operation of the Gahcho Kué mine include a Class A Land Use Permit and Class A Water Licence, which are expected to be issued during the course of 2014.

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

In July 2012, Mountain Province completed a plan of arrangement whereby the Kennady North project, bounding the Gahcho Kué Project to the north and east, and containing the Kelvin and Faraday kimberlites, was transferred in full to the newly-created Kennady Diamonds Inc. There is no overlap between the Gahcho Kué Project and the Kennady Diamonds Project.

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

From 2003 to 2008, a number of additional desktop studies were completed that considered aspects of conceptual mining studies. These comprised conceptual mining and processing considerations, evaluation of different potential input factors and assumptions.

None of the above desktop studies completed provided for a sufficiently economic robust project.

Between August 2009 and December 2010, JDS was engaged to provide a feasibility study that outlined a sufficiently robust mine development plan. On October 15, 2010, JDS delivered the definitive Feasibility Study report to the Gahcho Kué Joint Arrangement of which a detailed summary is provided in the December 1, 2010 Technical Report. The 2010 Technical Report outlined a plan that exceeded the minimum hurdle rate required by the 2009 Agreement to proceed with mine development.

Additional work completed since 2010 includes:

•	Airborne gravity survey over the entire project area completed in October 2011, comprising 1198 line-kilometers;
•	Drilling and sampling of the deeper portions of Tuzo.

This work provided the basis for the updated mineral resource estimate for the deep portion of the Tuzo kimberlite.

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

The following paragraph is not an excerpt from the 2010 Technical Report.

The 2013 Technical Report provided a more detailed analysis of the geological and geotechnical characteristics of the Tuzo kimberlite, including 3D modelling. A Mineral Resource estimate for the upper portion of the Tuzo kimberlite extending to a depth of 354 mbs was undertaken by De Beers Canada in 2009, subsequently incorporated into the 2010 Technical Report. Following completion of the Tuzo Deep drilling and sampling program in 2012, De Beers Canada undertook a Mineral Resource estimate for the section of the Tuzo kimberlite extending between 354 and 564 mbs. A Mineral Resource statement, summarizing the new and updated estimates for Tuzo Deep (300 to 564 mbs) was provided in a letter from De Beers Canada Inc. to Mountain Province on April 4, 2013. The purpose of the 2013 Technical Report was to verify and document this Mineral Resource estimation.

Drilling and Sampling

Drilling completed to date on and surrounding the Gahcho Kué kimberlite cluster totals 510 drill holes (100,618 meters). An additional 50 drill holes were completed on exploration targets located away from the Gahcho Kué cluster. Core holes included PQ (85.0 mm), HQ (63.5 mm) and NQ (47.6 mm) core sizes, and 76 mm tricone drilling for overburden. RC drill diameters included 140 mm, 149 mm, 324 mm, 334 mm and 610 mm sizes.

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

The following paragraph is not an excerpt from the 2010 Technical Report.

An additional 6 HQ diameter core drill holes (4,126.62 m) were drilled in 2011/2012 with the purpose of further delineating the deep (354 – 564 mbs) portion of the Tuzo kimberlite and obtaining material for microdiamond sampling.

5034

Canamera Geological Ltd. (“Canamera”) conducted the earliest drilling that resulted in the discovery of the 5034 kimberlite. Drilling in 1995 included 39 delineation NQ core holes (6,522 m). Since then, small-diameter NQ core drilling was used extensively to test kimberlite indicator mineral trains and geophysical anomalies in addition to delineation of the 5034 kimberlite.

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

The following paragraph is not an excerpt from the 2010 Technical Report.

In 2011/2012 an additional 6 HQ diameter core drill holes (4,126.62 m) were drilled with the purpose of further delineating the deep (354 – 564 mbs) portion of the Tuzo kimberlite and obtaining material for microdiamond sampling. Previous evaluation work had not adequately represented this zone. Samples of approximately 8 kg each were collected for microdiamonds at 12 m spacing down hole throughout the entire length of the kimberlite intersection in each drill hole.

AMEC’s Assessment

This excerpt from the 2010 Technical Report was taken from the 2009 Technical Report. JDS reviewed the 2009 Technical Report and believes the information contained in this section to be accurate.

AMEC assessed the exploration results to be appropriate to the style of mineralization and adequate to support Mineral Resource estimation. Drill hole types and orientations were appropriate for the type of mineralization. Small-diameter core holes defined the limits of the kimberlite bodies. Large-diameter core and reverse circulation drilling provided mini-bulk samples of kimberlite material for macro-diamond extraction. Micro-diamonds were extracted from the small-diameter cores drilled to define the limits of the deposit. Three diamond breakage studies indicated that breakage was about 10–15% that is typical for this type of drilling program. The diamond parcels obtained in 2007–2008 were not evaluated for diamond breakage.

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

The following excerpt about the Tuzo kimberlite is from the 2013 Technical Report.

Tuzo Kimberlite

The Tuzo kimberlite pipe has a circular outline in plan view, with steep-sided walls in the south and rounding towards the North, East and West. The surface dimensions are ~108 m by 88 m, and the overall surface area of the pipe is ~0.76 hectares. The top of the pipe is covered by variable thicknesses of water (average of ~8.4 m for drill cores collared on lake ice), and overburden (e.g. lake-bottom sediment and glacial till; average of ~8 m). The pipe shape bulges with depth towards the North and West into an ellipsoidal outline oriented northeast to southwest, reaching a maximum surface area at a depth of ~330 mbs that is approximately four times that at surface (~233 m by 165 m; ~3 ha).

Information obtained from the 2011/2012 Tuzo Deep program enabled extension of the Tuzo pipe model from 354 mbs to 564 mbs, establishing that below 330 mbs, the pipe maintains an ellipsoidal outline oriented northeast to southwest, but that the pipe dimensions gradually narrow with depth. The surface area of the pipe at the base of the model is approximately 1.3 ha.

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

The following paragraph is not an excerpt from the 2010 Technical Report.

The Mineral Resource estimate and classification for Tuzo Deep (300 to 564 metres below surface) has been subject to an extensive internal peer-review process within the De Beers Group. All geological work is reviewed internally by senior DeBeers Canada KPU staff, and geological models and Mineral Resource estimates were reviewed by senior De Beers MRM Group resource specialists in Johannesburg.

Independent reviews of critical aspects of the estimate have been undertaken as follows:

•	Review of geological solids models undertaken by D. Farrow of GeoStrat Consulting Inc.; and

•	External review of the zonal estimate for Tuzo Deep Lower by D. Bush of ZStar Mineral Resource Consultants.

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

Mineral Resource Summary (not including Tuzo Deep (300 to 564 metres below surface))

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

Mineral Resource Summary - Tuzo Deep (300 to 564 metres below surface)

This Mineral Resource Summary was taken from the 2013 Technical Report.

The estimation and classification of the mineral resources for Tuzo Deep was completed by Mineral Services Canada Inc. and are summarized in Table 2.

Table 2

Resource	Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
TZDu	Indicated	1.5	3.6	6.0	167
(300 to 360 mbs)
TDZI	Inferred	3.7	8.9	14.4	161
(360 to 564 mbs)

Notes:

1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes.

2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.4 Mt of a granite raft and 0.3 Mt of highly diluted country-rock breccia in TZDu

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

Data Interpretation

The Qualified Persons, as authors of the 2010 Technical Report, have reviewed the data for the Gahcho Kué Project and are of the opinion that:

•	Mining tenure held by De Beers Canada on behalf of the Gahcho Kué Joint Arrangement is valid and sufficient to support Mineral Reserves and plans for mine development. The Gahcho Kué Joint Arrangement has taken appropriate steps to insure extension of the leases which will remain valid for several years. Surface rights have not, as yet, been acquired but this is not viewed by JDS as a significant obstacle to further development of the Gahcho Kué Project. Those rights can be obtained by application to the Crown and are part of the normal permitting processes.
•	At this time, all permits required for ongoing exploration are in force. Permits required for construction and operation were identified and the process for obtaining those permits defined.
•	The 2009 Technical Report which provided Mineral Resource estimations and resources models suitable for feasibility project work were completed to acceptable standards.
•	Metallurgical testwork is appropriate for the stage of the Gahcho Kué Project and is adequate to support Mineral Reserve estimation, Gahcho Kué Project feasibility, and economic analysis.
•	Estimates of Mineral Reserves conform to industry-standard practices. Mine plans, dilution and economic parameters applied to resource estimates have been prepared to industry standard practices.

•	Pit slope stability analysis work has been done to industry standards and conclusions are supported by practices at similar sized operations in the area.
•	Mineral reserves support a 3M tonne per year operation with a mine life of 11 years.
•	Mine plans use traditional open pit mining utilizing proven equipment.
•	Process plant design has been adequately defined for cost estimating purposes.
•	Mine infrastructure has been adequately designed and estimated in the feasibility study.
•	Sound environmental management plans have been developed for the feasibility study.
•	Progressive reclamation plans are included in the feasibility study.
•	Mine closure plans have been developed.
•	The Gahcho Kué Project is sufficiently robust for proceeding into a staged development program commencing with environmental permitting and detail design phases as precursors for mine construction and operations.

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

Risks for the Gahcho Kué Project are identified and considered reasonable. The greatest economic risk/opportunity is related to diamond values. Over the past several years, rough diamond demand/prices/sales have experienced unprecedented volatility as a result of the world economic crisis. Currently demand is strong, and the Gahcho Kué Joint Arrangement partners forecast a 1% real growth in diamond prices over the life of the Gahcho Kué Project.

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

Economic Analysis - Summary

The financial evaluation of the Gahcho Kué Project has been undertaken on an after-tax, unleveraged, real rate of return to the Gahcho Kué Joint Arrangement partners as a whole. The analyses assumed that three kimberlite ore bodies will be developed, with production on the first pipe (5034) starting in January 2015. Only probable reserves (derived from indicated resources) were used in the 2010 Technical Report. Production for the base case ceases part way through the 11th year of production. All production, costs, and revenues are based on calendar fiscal years.

The Gahcho Kué Project is economically viable and the projected returns surpass the hurdle rates established by the 2009 Agreement. The Gahcho Kué Project provides a real rate of return to the partners of 20.7% and a real net present value at 15% of $135.9 million in calendar 2010 Canadian dollars. After excluding sunk costs incurred to September 30, 2010, the Gahcho Kué Project provides a real rate of return of 33.9% and a real NPV of $277.4 million at a discount rate of 15%. The Gahcho Kué Project is most sensitive to changes in diamond prices, with real dollar returns decreasing the IRR by 3.4% for a 10% reduction in prices and increasing the IRR by 3.0% for a 10% increase in prices. The Gahcho Kué Project shows a lesser sensitivity to capital with returns changing by 1.3% for a 10% change in either direction for capital. The sensitivity to operating cost is about 1.2% in the IRR rate for a 10% in operating costs.

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

43

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

Table 6 below reflects the actual price per carat for the parcel of 8,243.56 carats of diamonds recovered from the Gahcho Kué Project.

Table 6

Actual Price US$/carat
Pipe	Zone	Total	$/Carat	Total Dollars
5034	Centre Lobe	633.80	80.23	$50,852
	West Lobe	1,119.40	79.63	89,134
	North/East Lobe Lobe	1,264.21	178.59	225,770
5034 Total		3,017.41	121.22	365,757
Hearne		2,906.45	60.44	175,654
Tuzo		2,319.70	243.03	563,750
Total		8,243.56	134.06	$1,105,161

Table 7 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 7

Modeled Average Price US$/carat
	+ 1.00mm			+1.50mm
Pipe	High	Base	Low	High	Basestr	Low
5034 NE Lobe	131	107	96	143	116	104
5034 Centre	122	100	91	137	113	102
5034 West	141	114	103	157	127	114
Tuzo	81	67	61	93	77	70

Hearne	82	68	62	93	78	71

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

Table 8 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 8

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	210	411,683
	West Lobe	1,132.14	108	122,676
Hearne		2,905.76	93	269,689
Tuzo		2,321.85	315	730,975
Total		8,317.29	$185	$1,535,024

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

2012 Updated Independent Valuation

In March 2012, Mountain Province retained WWW International Diamond Consultants Ltd. (“WWW”) to provide an updated valuation of the diamonds recovered from the Gahcho Kué Project. The valuation took place at the London offices of the Diamond Trading Company. All diamond values presented below are based on the WWW Price Book as at March 7, 2012.

Table 10 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 10

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	211	413,885
	West Lobe	1,132.14	109	123,216
Hearne		2,905.76	96	277,652
Tuzo		2,321.85	316	734.111
Total		8,317.29	$186	$1,548,864

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

Table 11

Pipe	High Model	Base Model	Low Model
5034 Centre	167	134	117
5034 West	169	131	118
5034 North/East	195	145	124
Hearne	138	109	100
Tuzo	136	104	99
Average	$160	$122	$110

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

2014 Updated Independent Valuation

In February 2014, Mountain Province retained WWW International Diamond Consultants Ltd. (“WWW”) to provide an updated valuation of the diamonds recovered from the Gahcho Kué Project. The valuation took place at the London offices of the Diamond Trading Company. All diamond values presented below are based on the WWW Price Book as at February 24, 2014

Table 12 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

Table 12

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	196	383,561
	West Lobe	1,132.14	102	115,767
Hearne		2,905.76	88	254,935
Tuzo		2,321.85	298	690,805
Total		8,317.29	$174	$1,445,068

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: “The valuations have fallen by more than the WWW overall rough price index because, due to the size of the samples there were only 10 percent of the carats in the 3 to 8 grainer size fractions, and these sizes have seen significant price increases since March 2012. The prices of the two most valuable stones have also been reduced by over 5 percent”.

Table 13 below presents models of the February 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 13

Pipe	High Model	Base Model	Low Model
5034 Centre	167	132	114
5034 West	172	131	118
5034 North/East	194	142	120
Hearne	137	107	97
Tuzo	134	101	95
Average	$160	$120	$110

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

In their report to the Company, WWW stated: “The chart below shows the WWW overall rough price index since 2009. Immediately after the April 2011 valuation prices increased at unsustainable levels to peak more than 30 percent higher in August before falling back to early 2011 levels.

“Prices dipped in H2 2012 before recovering in H1 2013. Since then they have remained relatively stable. The index is currently 2.2 percent lower than the last re-pricing exercise which was undertaken in March 2012, and 2.3 percent lower than April 2011 when the physical valuation took place.

“The overall index is based on WWW’s model of world production and changes in average prices will vary from mine to mine or sample to sample dependent upon the mix of diamonds. It should also be noted that since March 2012 prices of the 3 to 8 grainer goods are significantly higher in today’s market, whereas prices in other sizes are lower.”

Definitive Feasibility Study

On September 1, 2009, the Company announced that the Gahcho Kué Joint Arrangement had appointed JDS, an independent engineering firm, to produce the Definitive Feasibility Study for the Gahcho Kué Joint Arrangement. The Definitive Feasibility Study was expected to take approximately twelve months to complete with a budget of approximately $10 million.

On October 21, 2010, in a press release titled “Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study. JDS led and prepared the feasibility study dated October 15, 2010, which was presented to the Gahcho Kué Joint Arrangement. The Company filed the 2010 Technical Report, representing a detailed summary of the Feasibility Study, on SEDAR and provided notification of such filing under Form 6K on EDGAR on December 3, 2010. See Item 4.D, Property Plant and Equipment, for a full summary of the 2010 Technical Report.

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

The EIR was designed to identify all of the key environmental issues that could be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

The Environmental Impact Statement (EIS) for the Gahcho Kué mine was submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel”) of the MVEIRB in December 2010. The EIS detailed the construction and operation of the proposed mine and was assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

The feasibility study commissioned in August 2009 was expected to impact the final project description and the Project Operator, De Beers Canada, had previously advised the MVEIRB that submission of the EIS would be further deferred pending the completion of an updated project description.

The final Gahcho Kué Project description was presented to the Gahcho Kué Joint Arrangement partners, and was incorporated into the EIS to be submitted to the MVEIRB before the end of 2010. Key elements of the project description include the following:

•	Average annual production rate of approximately 3 million tonnes of ore;
•	Life of mine from the open-pit resource of approximately 11 years; and
•	Average annual production rate of approximately 4.45 million carats.

On November 5, 2010, the Company announced that the Operator of the Gahcho Kué Joint Arrangement, De Beers Canada, had notified the MVEIRB on November 3, 2010 that the Gahcho Kué EIS was on track for completion and submission before the end of 2010. The Company also announced that the submission of the EIS would result in the resumption of the environmental impact review by the independent administrative tribunal established under the Mackenzie Valley Environmental Resource Management Act.

On December 23, 2010, the Company, in a joint news release with De Beers Canada, announced that the EIS for the Gahcho Kué mine had been submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel”) of the MVEIRB. The EIS detailed the construction and operation of the proposed mine.

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

On July 22, 2013, De Beers and the Company announced that the MVEIRB on July 19, 2013 had concluded the Gahcho Kué Environmental Impact Assessment and had recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs. The Gahcho Kué Panel recommended, pursuant to sub-section 134(2) of the Mackenzie Valley Resource Management Act, that the development be allowed to proceed subject to implementation of the measures and follow-up programs described in its ‘Report’ which are necessary to prevent potentially significant adverse impacts on the environment. A full copy of the Report of Environmental Impact Review and Reasons for Decision is available at www.reviewboard.ca.

On October 22, 2013 Mountain Province and De Beers Canada announced that the Minister of Aboriginal Affairs and Northern Development Canada, the Hon. Bernard Valcourt, had approved the development of the Gahcho Kué diamond mine as recommended by the Mackenzie Valley Environmental Impact Review Board.

On December 2, 2013 Mountain Province and De Beers Canada announced that Mackenzie Valley Land and Water Board approved a pioneer Land Use Permit for the Gahcho Kué diamond mine. The pioneer Land Use Permit allowed land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

Project Costs to Date

The 2009 Agreement contains the following key terms with respect to the Gahcho Kué Project costs:

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

•        $200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Arrangement expenses to date of execution of the 2009 Agreement – paid);

•        Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study commissioned in August 2009 (paid $4,417,421 to December 31, 2013, recorded as “sunk cost repayment” in the Company’s financial statements);

•        $10 million upon the completion of the feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Gahcho Kué Joint Arrangement Agreement – paid March 15, 2011);

•        $10 million following the issuance of the construction and operating permits;

•        $10 million following the commencement of commercial production; and

•        The balance of approximately $24.4 million plus accrued interest within 18 months following commencement of commercial production.

The following table outlines the Gahcho Kué Project costs (at 100%) to date:

Period of Time	Amount
Agreed historic sunk costs to December 31, 2008		$120,000,000
Expenditures January 1, 2009 to December 31, 2009		1,654,383
Costs for Feasibility Study from August 2009 to December 2009 (of approved budget of $10 million)		2,531,056
Total Costs to December 31, 2009		$124,185,439
Expenditures January 1, 2010 to December 31, 2010		10,754,884
Costs for Feasibility Study from January 2010 to December 2010 (of approved budget of $10 million)		5,593,913
Total Costs to December 31, 2010		$140,534,236
Expenditures January 1, 2011 to December 31, 2011		16,320,970
Costs for Feasibility Study from January 1, 2011 to December 31, 2011		466,526
Total Costs to December 31, 2011		$157,321,732
Expenditures January 1, 2012 to December 31, 2012		21,698,473
Costs for Feasibility Study from January 1, 2012 to December 31, 2012		100,114
Total Costs to December 31, 2012		$179,120,319
Expenditures January 1, 2013 to December 31, 2013		47,175,630
Costs for Feasibility Study from January 1, 2013 to December 31, 2013		Nil
Total Costs to December 31, 2013		$226,295,679
Budget January 1, 2014 to December 31, 2014 (subject to approval in tranches)	$	To Be Finalized

Item 4A.	Unresolved Staff Comments

On December 20, 2013, we received a comment letter from the staff of the SEC’s Division of Corporation Finance in connection with the staff’s review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012.  We submitted our response letter to the SEC on January 10, 2014.  On January 31, 2014 we received an additional comment letter from the staff.  On February 14, 2014, we filed Amendment No. 1 on Form 20-F/A for the Year Ended December 31, 2012, in response to the staff’s comments, filing a redacted version of the 2009 Agreement as Exhibit 4.14 to the Form 20-F/A.  We also applied to the SEC for confidential treatment of certain portions of the Agreement.  On March 14, 2014, we received a comment letter from the staff with respect to the confidential treatment application.  As of the date of this Form 20-F for the Year Ended December 31, 2013, we have not yet submitted our response.

Item 5.	Operating and Financial Review and Prospects

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2013

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at www.sedar.com, and on EDGAR at http://sec.gov/edgar.shtml, and on the Company’s website at www.mountainprovince.com.

COMPANY HIGHLIGHTS

On March 12, 2014, the Company has increased the size of its previously announced public offering to 3,500,000 common shares (the “Common Shares”), at a price of $5.10 per Common Share for gross proceeds of $17,850,000 (the “Offering”). The Offering is being led by BMO Capital Markets.

On March 11, 2014, the Company announced that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, under which the underwriters have agreed to buy, on a bought deal basis by way of private placement, 3,000,000 common shares (the “Common Shares”) of the Company, at a price of $5.10 per Common Share for gross proceeds of $15,300,000 (“the Offering”).

Concurrent with the bought deal private placement, the Company intends undertaking a non-brokered private placement (“Non-brokered Private Placement”) of Common Shares of the Company at a price not less than $5.10 per Common Share. The Non-brokered Private Placement may be sold to Bottin (International) Investments Ltd. (controlled by Dermot Desmond) (“Bottin”) and other qualified investors.

The Company intends to use the net proceeds of the Offering for the continued development of the Company's Gahcho Kué Project (“Project”) and for general corporate purposes.

On February 18, 2014, De Beers Canada Inc. (“De Beers ”) and the Company announced that De Beers, as Operator (“Operator”) of the Project, entered into an Impact Benefit Agreement (IBA) with the Yellowknives Dene First Nation for the proposed Gahcho Kué mine. The agreement puts in place a framework for De Beers and the Yellowknives Dene First Nation (“Yellowknives”) to work together over the life of the mine and it enables participation by the Yellowknives in the opportunities that the mine provides.

This agreement provides certainty that training, employment and business opportunities are made available to Yellowknives and it includes financial provisions necessary for ensuring fair participation in opportunities the project will provide.

On January 27, 2014, De Beers and the Company announced that the Operator of the Project, has entered into an Impact Benefit Agreement with the Tłı̨chǫ Government (“Tłı̨cho”) for the proposed Gahcho Kué mine. The agreement puts in place a framework for De Beers and the Tłı̨chǫ to work together over the life of the mine enabling participation by the Tłı̨chǫ in the opportunities that the mine provides.

This agreement will provide training, employment and business opportunities from the Project for Tłı̨chǫ and also includes financial provisions that enable the Tłı̨chǫ to participate in the opportunities that the Project provides.

On December 2, 2013, De Beers and the Company announced that the Mackenzie Valley Land and Water Board has approved a pioneer Land Use Permit for the Gahcho Kué diamond mine. The pioneer Land Use Permit allows land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

Approval of the permit allows Gahcho Kué to position itself for the start of full construction pending the receipt of the full Land Use Permit and Water License expected in 2014.

On November 27, 2013, the Company announced the closing of the previously announced non-brokered private placement of common shares for gross proceeds of $29.4 million. The Company issued 5,889,200 common shares at a price of $5.00 per share. The shares are subject to a four month hold period, expiring on March 26, 2014.

Proceeds of the private placement are being used to support the Company’s share of initial capital expenditures at Gahcho Kué, the 2014 Tuzo Deep drill program and for general corporate purposes. A finder’s fee in the amount of $567,330 was paid in relation to the private placement.

On October 22, 2013, De Beers and the Company announced that the Minister of Aboriginal Affairs and Northern Development Canada, the Hon. Bernard Valcourt, had approved the development of the Gahcho Kué diamond mine as recommended by the Mackenzie Valley Environmental Impact Review Board on July 22, 2013.

On August 19, 2013, the Company announced that a National Instrument (NI) 43-101 Technical Report on the Gahcho Kué project has been filed on SEDAR and EDGAR.

The updated NI 43-101 resource estimate was prepared by Mineral Services Canada Inc. (“Mineral Services”) and the results were announced on July 2, 2013.

On July 10, 2013, De Beers and the Company announced that the Operator of the Project, entered into its first Impact Benefit Agreement with the North Slave Métis Alliance (“North Slave Metis”) for the proposed Gahcho Kué mine.

The agreement sets in place a framework for De Beers and the North Slave Métis to optimize the participation of the North Slave Métis in the Gahcho Kué mine through employment, business opportunities, training and development, and financial benefits.

On July 2, 2013, the Company announced the results of the updated independent mineral resource estimate completed for the Project.

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Operator, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep was prepared by Mineral Services and filed on SEDAR and EDGAR on August 13, 2013. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009.

The updated resource estimate indicates an approximate 12% percent increase in the Project indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

On June 28, 2013 De Beers and Mountain Province announced that the Operator of the Joint Venture, had entered into a Socio Economic Agreement (“SEA”) with the Government of the Northwest Territories (“GNWT”). The agreement formalizes commitments made with respect to employment, training, business opportunities and other related benefits for NWT residents. It also establishes measures to monitor possible socio-economic impacts related to the mine and establishes the mechanism to work with communities close to the mine site to ensure an adaptive management approach to socio-economic performance of the mine.

Financial position

As at December 31, 2013, Mountain Province had cash and short-term investments of $35,687,694 and a working capital balance of $35,133,368. See Financial Position and Liquidity below.

Overview

Mountain Province was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

Mountain Province is a Canadian resource company and holds a 49% interest in the Gahcho Kué Project, located in the Northwest Territories of Canada and De Beers Canada holds the remaining 51% interest. The Arrangement between the Company and De Beers Canada is governed by the 2009 Agreement. The Company’s primary asset is its 49% interest in the Project.

Drilling, bulk sampling, environmental and engineering studies have been completed. A Definitive Feasibility Study demonstrates an economically viable project. The Project is currently in the development stage. At this time there are no revenues from the Project.

OUTLOOK

The development of the Project remains a priority. The Project feasibility study (“GK Feasibility Study”, “Feasibility Study”) of December 3, 2010 is currently being updated and is scheduled for completion by the end of March, 2014.  A NI 43-101 compliant technical report will be posted on SEDAR and EDGAR within 45 days following completion and announcement of the updated results.

Following the completion of deep drilling at the Tuzo kimberlite to a depth of 560 meters, the Company retained Mineral Services Canada Inc. to prepare an independent NI 43-101 resource statement, which was released in Q3, 2013.  Further deep drilling to potentially extend the Tuzo resource to 750 meters is currently underway. Drilling on ten exploration targets was completed during Q2 2013. Kimberlite was intercepted in only one of the ten holes drilled.

The Company is in discussion with a number of potential lenders and is currently assessing various financing proposals, which include project financing, off-take financing and a variety of other financing instruments. These are being considered together with alternatives available to finance the ongoing operations of the Company. See Financial Position and Liquidity below.

JOINT VENTURE AGREEMENT

The Gahcho Kué Project is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%). The Company accounts for the Project as a joint operation in accordance with IFRS 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Project.

On July 3, 2009, the Company entered into an amended and restated Joint Arrangement Agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

(f)	The Company will repay De Beers $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Arrangement expenses to date of execution of the 2009 Agreement) – paid and expensed;
•	Up to $5.1 million in respect of De Beers’ share of the costs of the feasibility study (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) - paid March 15, 2011;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as “acquired exploration and evaluation”.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers, and the Company accounts for the Project as a joint operation.

The underlying value and recoverability of the amounts shown for the Company’s Mineral Properties is dependent upon the ability of the Project to complete the successful design, permitting, funding and construction of the mine, and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUÉ PROJECT

The Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

Technical Feasibility and Commercial Viability

The key factors management uses in determining technical feasibility and commercial viability of the Project are demonstrable, are the following;

•	Completion of a feasibility study;
•	Obtaining required permits to construct and operate the Gahcho Kué mine;
•	Completion of an evaluation of the financial resources required to construct the

Gahcho Kué mine;

•	The availability of financial resources necessary to commence development activities to construct the Gahcho Kué mine;
•	Management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

Independent Feasibility Study

On October 21, 2010, in a press release titled “Mountain Province Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. led and prepared the feasibility study, which was presented to the Participants. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010. As noted above, the Project feasibility study of December 3, 2010 is currently being updated.

The following are the financial and project highlights from the 2010 Feasibility Study:

•	Project IRR* including sunk costs	20.7%**
•	Project IRR excluding sunk costs	33.9%
•	Initial project capital	$549.5M
•	Working capital	$49.4M
•	Sustaining capital including mine closure	$36.1M
•	Operating costs	$48.68 per tonne
•	Project mine life	11 years
•	Average annual production	3 million tonnes
•	Total diamond production	49 million carats
•	Average annual diamond production	4.45 million carats
•	Revenue	US$102.48 per carat***

*Internal Rate of Return (“IRR”)

**After taxes/royalties and unleveraged

***The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Project. Also, the IRR exceeds the minimum 15% required under the Joint Arrangement Agreement to support a decision by the Participants to proceed to development.

On June 14, 2011, the Participants announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Project; and mandated the Operator to prepare a plan and budget for the development of the first mine at Gahcho Kué.

Gahcho Kué Mineral Reserve

On October 21, 2010, Mountain Province announced a Mineral Reserve estimate for the Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 1 below.

Table 1

Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.2	1.77		23.3
Hearne	Probable	5.4	2.10		11.5
Tuzo	Probable	12.6	1.13		14.2
Total	Probable	31.3	1.57	*	49.0

* Fully diluted mining grade

Independent Diamond Valuation

Mountain Province retained WWW International Diamond Consultants Ltd. (“WWW”) to provide an updated independent valuation of the diamonds recovered from the Project. All diamond values presented below are based on the WWW Price Book as at February 24, 2014.

Table 2 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project.

Table 2

Actual Price US$/carat

Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	196	383,561
	West Lobe	1,132.14	102	115,767
Hearne		2,905.76	88	254,935
Tuzo		2,321.85	298	690,805
Total		8,317.29	$174	$1,445,068

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $19,000 per carat giving a total value of $477,470”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $22,000 per carat giving a total value of $217,800”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué.

The results of the 2014 independent diamond valuation indicated that there was a 6.7 percent decline from the previous valuation conducted in March 2012. In their report, WWW state: “The valuations have fallen by more than the WWW overall rough price index because, due to the size of the samples there were only 10 percent of the carats in the 3 to 8 grainer size fractions, and these sizes have seen significant price increases since March 2012. The prices of the two most valuable stones have also been reduced by over 5 percent.

Table 3 below presents models of the February 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 3

Pipe	High Model	Base Model	Low Model
5034 Centre	167	132	114
5034 West	172	131	118
5034 North/East	194	142	120
Hearne	137	107	97
Tuzo	134	101	95
Average	$160	$120	$110

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$120 , which represents a 40 percent increase over the WWW April 2010 average modeled price, which was the base case used in the 2010 feasibility Study. The WWW models use size distribution models (carats per size class) developed by De Beers.

The 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR.

Permitting

On July 22, 2013, De Beers and the Company announced that the Mackenzie Valley Environmental Impact Review Board had concluded the Gahcho Kué Environmental Impact Review and recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs.

On October 22, 2013 the Minister of Aboriginal Affairs and Northern Development Canada, the Hon. Bernard Valcourt, approved the development of the Gahcho Kué diamond mine as recommended by the Mackenzie Valley Environmental Impact Review Board and on December 2, 2014, the Mackenzie Valley Land and Water Board has approved a pioneer Land Use Permit for the Gahcho Kué diamond mine, which allowed land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

Issuance of the full Class A Land Use Permit is expected in mid-2014 and issuance of a Class A Water License is expected in Q3 2014.

Gahcho Kué Development

The first blast in the quarry at Gahcho Kué occurred on December 13, 2013. Production of aggregate material for infrastructure foundations, roads and the landing strip is underway. Deliveries of machinery, equipment, fuel tanks, the main camp and other supplies are underway. Approximately 600 truck loads are planned for delivery to Gahcho Kué on the 2014 ice road. Full construction activities will commence upon receipt of the full Class A Land Use Permit. Subject to the receipt of all necessary permits, construction of the Gahcho Kué mine is expected to be completed by late 2015/early 2016, following which commissioning of the diamond plant will commence. Production is expected to commence during the second half of 2016.

Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Operator, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 4 below) was prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009. The 2009 resource estimate for Tuzo Deep is included for reference purposes.

Table 4

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2009	Inferred	1.5	3.5	6.2	175
Tuzo Deep	2013	Indicated	1.5	3.6	6.0	167
Tuzo Deep	2013	Inferred	3.7	8.9	14.4	161

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm

2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft

Table 4 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report.

Table 5 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 5

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	6.6	15.8	20.8	132
	Inferred	3.7	8.9	14.4	161
Summary	Indicated	14.0	33.8	56.6	167
	Inferred	4.7	11.3	18.5	164

As discussed in the Highlight Section, the updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. A follow-up deep drilling program commenced in February 2014 to test the Tuzo kimberlite to a depth of at least 750 meters. Drilling of three planned vertical holes has commenced. The 2,250 meter drill program is expected to be completed by May, 2014.

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

Gahcho Kué Capital Program

On May 28, 2012, the Company announced that the Participants had approved the initial capital of $31.3 million to advance the Gahcho Kué diamond mine in preparation for development and in January 2013 approved additional $85.6 million. The 2014 budget is currently under review.

The 2012 and 2013 budget focused on advancing:

1.	Preparation work for the construction and operating permit applications;
2.	Front-end engineering and design (FEED);
3.	Preparations and procurement for the 2013 winter road;
4.	Detailed engineering;
5.	Purchase of critical long-lead equipment; and
6.	Feasibility study update.

As mentioned above, an update of the 2010 feasibility study is currently underway, which will incorporate agreed revisions and clarifications, design refinements and cost adjustments to reflect changes since completion of the 2010 feasibility study and is expected to be filed within 45 days after the draft results are released on March 28, 2014.

RESULTS OF OPERATIONS

The financial results for the years ended December 31, 2013, 2012 and 2011 are reported under IFRS as issued by the IASB, as well as for the quarterly interim periods.

Selected Annual Information

	December 31, 2013	December 31, 2012	December 31, 2011
Other income	$355,428	$10,869,407	$792,835
Operating expenses	(26,935,484)	(14,179,216)	(12,268,455)
Other expenses	(23,882)	(27,801)	(63,315)
Net loss for the period	(26,603,938)	(3,337,610)	(11,538,935)
Basic and diluted loss per share	(0.28)	(0.04)	(0.15)
Cash flow used in operations	(32,619,536)	(13,786,541)	(13,672,048)
Cash, end of year	11,344,472	274,696	21,546
Total assets	110,367,203	95,590,052	65,839,943
Long-term liabilities	5,224,662	6,284,770	6,178,004
Dividends declared	Nil	Nil	Nil

FINANCIAL REVIEW

Three and Twelve months ended December 31, 2013 compared to the Three and Twelve months ended December 31, 2012

For the three months ended December 31, 2013, the Company recorded a net loss of $6,839,466 or $0.07 per share, compared to $3,089,892 net loss or $0.04 per share for the three months ended December 31, 2012. For the twelve months ended December 31, 2013, the Company recorded a net loss of $26,603,938 or $0.28 per share, compared to $3,337,610 net loss or $0.04 per share for the twelve months ended December 31, 2012.

Three and Twelve months ended December 31, 2012 compared to the Three and Twelve months ended December 31, 2011

For the three months ended December 31, 2012, the Company recorded a net loss of $3,089,892 or $0.04 per share, compared to $5,347,662 net loss or $0.07 per share for the three months ended December 31, 2011. For the twelve months ended December 31, 20123, the Company recorded a net loss of $3,337,610 or $0.04 per share, compared to $11,538,935 net loss or $0.15 per share for the twelve months ended December 31, 2011.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data

	Three months ended
	December 31	September 30	June 30	March 31
Unaudited	2013	2013	2013	2013
	$	$	$	$
Earnings and Cash Flow
Interest income	60,810	69,974	99,300	125,344
Expenses	(6,894,257)	(8,666,472)	(6,418,760)	(4,955,995)
Net loss for period	(6,839,466)	(8,602,452)	(6,325,415)	(4,836,605)
Cash flow from operations	(17,625,994)	(5,448,390)	(7,447,742)	(2,097,410)
Basic and diluted loss per share	(0.07)	(0.09)	(0.07)	(0.05)
Investing activities	(6,186,388)	5,555,729	11,537,319	3,415,711
Financing activities	29,366,941	-	-	-
Balance Sheet
Total assets	110,368,408	81,072,132	86,194,722	96,795,427

	Three months ended
	December 31	September 30	June 30	March 31
Unaudited	2012	2012	2012	2012
	$	$	$	$
Earnings and Cash Flow
Interest income	44,313	8,047	43,994	51,408
Expenses	(3,127,198)	(2,521,631)	(4,078,554)	(4,451,833)
Gain on asset transfer to Kennady Diamonds Inc.	-	10,721,645	-	-
Net income (loss) for period	(3,089,892)	8,201,130	(4,041,492)	(4,407,356)
Cash flow from operations	(2,285,124)	(4,656,841)	(4,479,813)	(712,577)
Basic and diluted earnings (loss) per share	(0.04)	0.10	(0.05)	(0.05)
Investing activities	(44,446,197)	8,132,745	6,013,355	672,956
Financing activities	43,062,632	-	88,200	516,000
Balance Sheet
Total assets	95,590,052	52,856,175	60,312,633	64,470,663

COSTS AND EXPENSES

The costs and expenses for the three and twelve months ended December 31, 2013, December 31, 2012 and December 31, 2011 are comparable except for the following:

Consulting fees

Consulting fees for the three months ended December 31, 2013, 2012 and 2011 respectively were $509,589, $316,101 and $353,188. For the twelve months ended December 31, 2013, 2012 and 2011 consulting fees respectively were $2,459,140, $1,434,917 and $1,631,188. Included in these amounts for the twelve months ended December 31, 2013, 2012 and 2011 respectively were $1,240,821, $463,500 and $487,085 relating to stock based compensation.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended December 31, 2013, 2012 and 2011 respectively were $5,456,405, $2,617,266 and $4,462,899. For the twelve months ended December 31, 2013, 2012 and 2011 exploration and evaluation expenses respectively were $21,837,083, $10,651,622 and $9,032,585. The increase from 2011 through 2013 is a result of increased work being conducted by various engineering companies in preparation for the construction of the mine at Gahcho Kué.

Gahcho Kué Project management fees

Gahcho Kué Project management fees for the three months ended December 31 2013, 2012 and 2011 respectively were $460,104, $80,663 and $106,269. For the twelve months ended December 31, 2013, 2012 and 2011 Gahcho Kué Project management fees respectively were $1,113,848, $311,076 and $236,464. The increase for the same period in 2012 is mainly as a result of increased activity and expenditure being incurred at the Company’s Gahcho Kué Project. The management fee is payable to the Operator and is expected to increase during construction of the Project.

Professional fees

Professional fees for the three and twelve months ended December 31 2013, 2012 and 2011 respectively were $74,115, ($43,288) and $56,669. For the twelve months ended December 31, 2013, 2012 and 2011 professional fees respectively were $344,701, $664,878 and $361,148. During 2012, the Company incurred significant professional fees relating to the spin-out of Kennady Diamonds Inc.

Interest income

Interest income for the three and twelve months ended December 31 2013, 2012 and 2011 respectively were $60,810, $44,313 and $118,658. For the twelve months ended December 31, 2013, 2012 and 2011 interest income respectively were $355,428, $147,762 and $303,354 respectively. The increase in 2013 is as a result of the $47 million proceeds from the Rights Offering, which closed in late 2012 being invested in short-term investments.

Gain on asset transfer to Kennady Diamonds Inc.

The gain on asset transfer to Kennady Diamonds of $10,721,645 in the twelve months ended December 31, 2012 resulted from the spin out of the Kennady North Project.

INCOME AND RESOURCE TAXES

The Company is subject to income taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $35,133,368 at December 31, 2013 ($46,653,539 as at December 31, 2012), including cash and short-term investments of $35,687,694 ($47,693,693 at December 31, 2012). The short-term investments reflected in the December 31, 2013 and 2012 figures were guaranteed investment certificates held with a major Canadian financial institution with nominal counter party credit risk associated with the bank.

The Company had no long-term debt at December 31, 2013 and 2012. The Company’s required payments to De Beers, described within Note 8 to the Company’s audited consolidated financial statements for December 31, 2013, are contingent on certain events occurring such as receipt of permits, and production.

As at December 31, 2013, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the mine, and the future production or proceeds from developed properties.

The Company’s mineral asset, the Gahcho Kué Project was in the exploration and evaluation stage. On December 2, 2013, the approval of a pioneer Land Use Permit for the Gahcho Kué diamond mine was obtained. Based on this approval the Company believes that all further permits will be of a procedural nature and when considered in connection with the other identified criteria to demonstrate technical feasibility and commercial viability (Note 3(vii)) of the consolidated financial statements) of the Gahcho Kué Project, the Company will now capitalize all future development expenditures incurred related to the Gahcho Kué Project.

The Company currently has no source of revenues. In the years ended December 31, 2013, 2012 and 2011, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $35,133,368 at December 31, 2013, including $35,687,694 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company’s share of development costs of the Gahcho Kué Project (Note 8) over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s audited consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

On February 14, 2014, the Company issued 200,000 stock options to officers and employees of the Company at an exercise of $5.29 per option, expiring on February 13, 2019.

The fair value of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $274,600. The expected volatility is calculated by reference to the weekly closing price for a period that reflects the expected life of the options, recalculated for each of the grants.

Date of grant	February 14, 2014
Number of options granted	200,000
Fair Value per option	$1.373
Fair Value total for grant	$274,600
Term of option	5 years
Vesting	immediate
Assumptions:
Exercise price	$5.29
Expected volatility	38.19%
Expected option life (years)	3
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%
Risk-free interest rate	1.21%

On March 11, 2014, the Company entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a bought deal basis by way of private placement, 3,000,000 common shares of the Company, at a price of $5.10 per Common Share for gross proceeds of $15,300,000 (“the Offering”).

On March 12, 2014, the Company has increased the size of its Offering to 3,500,000 common shares, at a price of $5.10 per Common Share for gross proceeds of $17,850,000.

Concurrent with the bought deal private placement, the Company is undertaking a non-brokered private placement (“Non-brokered Private Placement”) of Common Shares of the Company at a price not less than $5.10 per Common Share. The Non-brokered Private Placement may be sold to Bottin (International) Investments Ltd. (controlled by Dermot Desmond) (“Bottin”) and other qualified investors.

The Company intends to use the net proceeds of the offering for the continued development of the Company's Project and for general corporate purposes.

The Offering and the Non-brokered Private Placement are expected to close on or about March 28, 2014 and are subject to the Company receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and NYSE MKT.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s audited consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These audited consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

b)         Impairment analysis – mineral properties

As required under IFRS 6 – Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets (“IAS 36”), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at December 31, 2013, no impairment in the carrying value of its mineral properties had occurred.

c)         Determination of development phase

The Company applies significant judgment when determining and assessing its criteria used to determine technical feasibility and commercial viability is demonstrable. The Company determined that the Gahcho Kué Project has met the key factors used by management and, accordingly, that all costs of development activities will be capitalized to mineral properties.

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

b)         Impairment analysis - mineral properties

As required under IFRS 6 – Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets (“IAS 36”), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Upon the Company’s determination of technical feasibility and commercial viability an impairment test of the capitalized costs related to the Gahcho Kué Project was completed. IAS 36 requires the Company to make certain estimates in respect of recoverability of the asset, including estimated development costs, life of mine, discount rates and diamond prices. The Company’s assessment is that there is no impairment in the carrying value of its mineral properties.

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

e)         Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of any tax losses or deductible temporary differences.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN ADOPTED EARLY BY THE COMPANY

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial Instruments

The IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management, as well as enhancements to the disclosures about hedge accounting and risk management. Additionally as the impairment guidance in IFRS 9, as well as certain limited amendments to the classification and measurement requirements of IFRS 9 is not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015, has been removed. Entities may apply IFRS 9 before the IASB completes the amendments, but are not required to. The Company has not yet determined the impact of adoption of IFRS 9 and will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRIC 21 – Levies

IFRIC 21 Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is assessing the impact of this new standard, if any, on the consolidated financial statements.

IAS 32 – Offsetting Financial Assets and Liabilities

IAS 32 was amended to clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. This amendment also clarifies when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company intends to adopt the amendments to IAS 32 in its consolidated financial statements for the annual period beginning January 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin (International) Investments Ltd. (“Bottin”), key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	December 31,	December 31,	December 31,
	2013	2012	2011
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement	$-	$706,261	$-
Kennady Diamonds	152,500	120,940	-
Remuneration	2,457,759	1,477,715	1,450,068
Payable to the operator of the Gahcho Kué Project	5,647,892	685,290	-
Payable to key management personnel	357,967	30,180	313,000

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2013, 2012 and 2011 were as follows:

	Year ended	Year ended	Year ended
	December 31	December 31,	December 31,
	2013	2012	2011
Consulting fees, director fees, bonus and other short-term benefits	$1,216,938	$1,014,215	$962,983
Share-based payments	1,240,821	463,500	487,085
	$2,457,759	$1,477,715	$1,450,068

 In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

For the year ended December 31, 2013, the Company’s proportional interest (49%) of purchase commitments relevant to project expenditure by the operator of the Gahcho Kué Project is $31,609,307.

	2014	2015	2016	Total
Future Gahcho Kué Project commitments	$25,296,426	$6,164,608	$148,273	$31,609,307

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2014	2015	2016	2017	Total
Future minimum lease payments	$142,256	$142,256	$142,256	$11,855	$438,623

Other Management Discussion and Analysis Requirements

RISKS

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of feasibility studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to construction and/or operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	geological and technical conditions at the Company’s Gahcho Kué Project being adequate to permit development;
▪	the ability to develop and operate the Company’s Gahcho Kué Project on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange MKT under the symbol MDM.

At March 25, 2014, there were 100,501,351 shares issued and 1,400,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s Internal Control Over Financial Reporting (“ICFR”). Management has conducted an evaluation of internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as at December 31, 2013. There have not been any changes in the Company’s ICFR or in other factors during 2013 or that have been identified in connection with the evaluation that occurred during the year ended December 31, 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2013. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior management.

Each director of MPV is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of MPV, as of March 25, 2014.

Name	Position with Company	Date of First Appointment
Jonathan Comerford	Chairman and Director(2)(3)	Chairman of the Company since May 11, 2006 and Director since September 21, 2001
Patrick Evans	President, Chief Executive Officer and Director	President and Director of the Company since November 15, 2005
Bruce Ramsden	Vice-President Finance and CFO	Vice President Finance since February 1, 2013 and Chief Financial Officer effective May 1, 2013
Bruce Dresner	Director(1)	Director since March 11, 2013
Peeyush Varshney	Director(1) (2)	Director since April 13, 2007
Carl Verley	Director(1)(3)	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997
David E. Whittle	Director(2)(3)	Director since November 1, 1997

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

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of the Company since September 2001 and Chairman since April 2006. Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manager at IIU since August 1995. He serves as a director of Kennady Diamonds Inc. since February 2012, and is Chairman of Optimal Payment Plc.

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President, CEO and a director of Mountain Province Diamonds Inc. since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. In 1999 he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company).  In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp. (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006.   Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007 which was taken over by Hudbay in the March 2011.  He also served as a non-executive director of Anvil Mining Limited (a copper mining company) from March 2009 to February 2012 when Anvil Mining was acquired by Minmetals. Mr. Evans has served as the President and CEO and a director of Kennady Diamonds Inc. since February 2012. Mr. Evans is a non-executive director of Indico Resources Ltd.

Bruce C. Ramsden, B.Comm, A.C.I.S.

Mr. Bruce Ramsden has been the Company’s Vice President Finance and Chief Financial Officer since May 2013. Mr. Ramsden is also Vice President Finance and Chief Financial Officer for Kennady Diamonds Inc., since May 2013. He has been a resident of Ontario, Canada since February 1996 and prior to that resided in South Africa where he graduated by correspondence with a Bachelor of Commerce degree from the University of South Africa and gained through correspondence a C.I.S through the Institute of Chartered Secretaries and Administrators. Mr. Ramsden worked for a number of large companies in South Africa, including Mobil Oil, Philips South Africa and Castrol Oil South Africa prior to immigrating to Canada in 1996. Since 1996, Mr. Ramsden has provided financial consulting services to Vaaldiam Resources Ltd. (May 1996 to December 2001) and in addition to his CFO and Corporate Secretary roles was also a Director. Mr. Ramsden was also a Director and Chief Financial Officer of Sierra Minerals Inc. (January 1998 to September 2006). Mr. Ramsden also consulted to St Andrew Goldfields Ltd. (January 2002 to June 2005) and was VP Finance, CFO and Corporate Secretary. Mr. Ramsden was also CFO and a Director for Heritage Exploration Ltd. (January 2005 to June 2005). Mr. Ramsden joined Vaaldiam Mining Inc., formerly Tiomin Resources Inc. (June 2005 to June 2010) as VP Finance, CFO and Corporate Secretary. Mr. Ramsden was also a Director of Freegold Ventures Limited (October 2009 to April 2011). Mr. Ramsden consulted to Andean American Gold Corp. (July 2010 to October 2012), which was acquired by Lupaka Gold Corp. (October 2012) and Southern Legacy Minerals Inc., formerly Sinchao Metals Corp. (July 2010 to June 2012) where in addition to his VP Finance, CFO and Corporate Secretary roles, he also provided financial and administrative services to both companies.

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

Peeyush Varshney, LL.B.

A resident of British Columbia, Canada, Mr. Peeyush Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of Canada Zinc Metals Corp., a resource exploration company listed on the TSX Venture Exchange. Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia. He then articled at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994, and has been a member of the Law Society of British Columbia since September 1994. Mr. Varshney is also director of Afrasia Mineral Fields Inc., Mexigold Corp., Trigen Resources Inc., Minaean International Corp., Open Gold Corp., Broome Capital Inc. and JDV Capital Corp.

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

The Company has two executive officers (collectively, the "Executive Officers"): Patrick Evans, the President and CEO, and Bruce Ramsden, Vice President Finance and CFO. For particulars on these executive officers, reference should be made to “Item 6A - Directors and Senior Management”.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•	Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $536,667 in the most recent fiscal year ending December 31, 2013 including $530,000 pursuant to a consulting agreement (as amended) for his services as President and CEO, as well as a director’s fee of $6,667 for the year ended December 31, 2013. As at December 31, 2013, he had 300,000 stock options.

Grant date	Number	Vesting	Exercise Price	Term
January 10, 2011	100,000	Immediately	$6.13	5 years
March 8, 2012	100,000	Immediately	$4.84	5 years
May 14, 2013	100,000	Immediately	$5.00	5 years

•	Bruce Ramsden, Chief Financial Officer and Corporate Secretary, was paid $183,040 pursuant to a consulting agreement for his services as CFO and Corporate Secretary for the year ended December 31, 2013. As at December 31, 2013, he has 100,000 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
February 1, 2013	100,000	1/3 immediately, 1/3 after year 1 and 1/3 after year 2	$4.08	5 years

Effective January 1, 2013, compensation for the directors was approved at the following levels: Chairman of the Board receives $30,000 per annum, the Chairman of the Audit Committee receives $25,000 per annum, the Director acting as Qualified Person receives $25,000, and all other Directors receive $20,000 per annum. These amounts continue to be paid semi-annually, in advance. Effective January 1, 2014 , compensation for the directors was approved at the following levels: Chairman of the Board receives $40,000 per annum, the Chairman of the Audit Committee receives $35,000 per annum, the Director acting as Qualified Person receives $35,000, and all other Directors receive $30,000 per annum. These amounts continue to be paid semi-annually, in advance.

For the year ended December 31, 2012, the compensation for the directors was approved and paid at the following levels: Chairman of the Board - $30,000, the Chairman of the Audit Committee - $25,000, and all other Directors- $20,000 per annum. These amounts were paid semi-annually, in advance.

During each of the years ended December 31, 2013, December 31, 2012, and December 31, 2011, director fees were earned by the following directors:

Director/Position	December 31, 2013	December 31, 2012	December 31, 2011
Jonathan Comerford Chairman of the Board	$30,000	$30,000	$20,000
David Whittle Chairman of the Audit Committee	$25,000	$25,000	$15,000
Bruce Dresner(2) Director	$16,082	$N/A	$N/A
Patrick Evans Director	$6,667	$20,000	$10,000
Elizabeth Kirkwood(3) Director	$10,000	$20,000	$10,000
Carl Verley Director	$25,000	$25,000	$10,000
Peeyush Varshney Director	$20,000	$20,000	$10,000

(1)	The Directors’ Fees were prorated for the first semi-annual payment in 2010 to adjust for the payment, in advance, of the January 1, 2010-March 31, 2010 fees paid in October 2009 before the Company’s change in year end.
(2)	Mr. Dresner joined the board on March 18, 2013.
(3)	Ms. Kirkwood resigned from the board on June 11, 2013.

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

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the- Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans	Nil	Nil	300,000/0	$74,000/$0
Bruce Ramsden	Nil	Nil	33,334/66,666	$40,334/$80,666

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2013, (i.e. financial year end) was $3.89.

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

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. None of the directors, with the exception of Patrick Evans, who serves as the Company’s President and CEO, have any service agreements with the Company. Mr. Evans’ agreement contains a termination clause that would provide him with 24 months of compensation if there is a change of control of the Company plus benefits and full incentive compensation for the same period, all payable within 30 days of termination. In addition, the Company will fully fund Mr. Evans RBC life insurance policy to maturity through a lump sum payment, estimated at approximately $400,000 based on term of the policy and prevailing interest rates. All stock options held by Mr. Evans will vest upon the Change of Control.

The next Annual General Meeting of the shareholders of the Company has been scheduled for June 17, 2014.

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

Corporate Governance Committee

The members of the Corporate Governance Committee are Peeyush Varshney (Chair), Carl Verley and Bruce Dresner. They are unrelated.

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

As at the end of the fiscal years ended December 31, 2013, 2012, and 2011, the Company had no full-time employees. The President and CEO, Patrick Evans, and the VP Finance, CFO and Corporate Secretary, Bruce Ramsden, have consulting agreements with the Company. The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis. De Beers Canada employs personnel who conduct the development, permitting and other activities for the Gahcho Kué Project.

E.	Share ownership.

The following table sets forth, as of March 25, 2014, the number of the MPV Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options which are exercisable within 60 days from the above date.

Name of Beneficial Owner	Amount and Nature	Percentage(9)(10) of Class
Patrick C. Evans(1)	1,719,055	1.7%
Bruce Dresner(2)	474,148	*	%
Carl G. Verley(3)	433,890	*	%
Jonathan Comerford(4)	273,500	*	%
Peeyush Varshney(5)	212,622	*	%
David E. Whittle(6)	236,600	*	%
Bruce Ramsden(7)	116,667	*	%
Officer and Directors as a Group(9)	3,466,482	3.4%

*     less than 1%

Includes 1,317,555 MPV Shares and 400,000 options. 100,000 options are exercisable at a price of $6.13 per MPV Share, and expire on January 9, 2016. 100,000 options are exercisable at a price of $4.84 per MPV share, and expire on March 7, 2017. 100,000 options are exercisable at a price of $5.00 per MPV share, and expire on May 13, 2018. 100,000 options are exercisable at a price of $5.29 per MPV share, and expire on February 13, 2019.

(2)	Includes 324,148 MPV Shares and 150,000 options. 100,000 options are exercisable at a price of $4.06 per MPV Share, and expire on March 10, 2018. 50,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(3)	Includes 333,890 MPV Shares and 100,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(4)	Includes 123,500 MPV Shares and 150,000 options. 150,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(5)	Includes 112,622 MPV Shares and 100,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(6)	Includes 136,600 MPV Shares and 100,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(7)	Includes Nil MPV Shares, and 116,666 options. 66,666 options are exercisable at a price of $4.08 per MPV Share and expire on January 1, 2018. 50,000 options exercisable at a price of $5.29 per MPV share, and expire on February 13, 2019.

(8)	Includes 1,400,000 options outstanding, of which 1,116,667 are held by the directors and senior management (exercisable). The calculation does not include stock options that are not exercisable presently or within 60 days (of which there are 33,332).

(9)	Total issued and outstanding capital as at the close of March 25, 2014 was 100,501,351 shares.

(10)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a stock option plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at March 25, 2014, the Company's issued and outstanding capital was 100,501,351 MPV Shares.

The Company is a publicly-owned corporation the majority of the MPV Shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at March 25, 2014, the Company believes that approximately 17,402,000 of the MPV Shares were held by 76 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at March 25, 2014) and percentage of MPV Shares, warrants and options held by the Company's major shareholders:

Name of Shareholder(1)	No. of MPV Shares Held (2)	Percentage of issued and outstanding share capital of 94,168,151 shares as at March 28, 2013)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	23,481,490	23.36%
Desmond P. Sharkey Dublin, Ireland	6,356,000	6.32%
De Beers Canada Inc.	3,045,543	3.03%

(1)	The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

(2)	There are no options or warrants held by these shareholders.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

The Company is not directly or indirectly controlled by any enterprise and does not control, directly or indirectly, any other enterprises other than its subsidiaries, other than that listed under “Item 4A. Bottin (International) Investments Ltd.” (“Bottin”). Bottin is controlled by Dermot Desmond and has significant influence over the Company because it is currently the Company’s largest single shareholder with 23.36% of the outstanding shares: see “Item 7A - Major shareholders”, above.

The Company’s related parties include the operator of the Gahcho Kué Joint Project, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

Key management personnel of the Company are Patrick Evans, who is President and CEO, and Bruce Ramsden, who is VP Finance, Chief Financial Officer and Corporate Secretary. Patrick Evans is also a director of the Company. See “Item 6B – Compensation”. Both Mr. Evans and Mr. Ramsden have consulting agreements with the Company.

There are no debts owing directly or indirectly to the Company or its subsidiaries by any director or officer of the Company or vice versa other than normal accounts payable for timing of payments of fees.

C.	Interests of experts and counsel.

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012 and 2011, accompanied by the report of our independent registered accounting firm, including:

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2013 and 2012.

•	Consolidated Statements of Equity for the years ended December 31, 2013, 2012, and 2011.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013, 2012, and 2011.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012 and 2011.

•	Notes to the Consolidated Financial Statements.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.	Significant Changes.

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

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NYSE MKT / OTCBB(1)
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2013	$5.87	$3.88	$5.59	$3.83
December 31, 2012	$5.60	$3.25	$5.66	$3.13
December 31, 2011	$6.50	$3.52	$6.74	$3.48
December 31, 2010	$6.65	$2.02	$6.64	$1.96
December 31, 2009	$3.07	$0.86	$2.90	$0.69

The MPV Shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the MPV Shares began trading on the AMEX. AMEX was taken over by NYSE Euronext which then rebranded to NYSE Amex, and subsequently to NYSE MKT.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		NYSE MKT/ OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2013	$5.72	$4.90	$5.38	$4.69
September 30, 2013	$5.87	$4.77	$5.58	$4.60
June 30, 2013	$5.70	$4.25	$5.59	$4.13
March 31, 2013	$4.69	$3.88	$4.75	$3.83
December 31, 2012	$4.25	$3.40	$4.33	$3.42
September 30, 2012	$5.03	$3.90	$5.02	$3.81
June 30, 2012	$5.60	$3.25	$5.69	$3.13
March 31, 2012	$5.28	$3.90	$5.28	$3.85

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		NYSE MKT(1)
Month Ended	High	Low	High	Low
February 2014	$5.69	$5.10	$5.19	$4.62
January 2014	$5.87	$4.87	$5.58	$4.46
December 2013	$5.87	$4.77	$5.58	$4.66
November 2013	$5.87	$4.70	$5.59	$4.50
October 2013	$5.87	$4.53	$5.59	$4.45
September 2013	$5.87	$4.25	$5.59	$4.13

(1) On December 31, 2013, the closing price of the MPV Shares on the TSX was $5.29 and on March 24, 2014 was $5.17. The closing price of MPV Shares on NYSE MKT on December 31, 2013 was US$4.96 per share. The closing price on March 24, 2014 on the NYSE MKT was US$4.64 per MPV Share.

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

On June 13, 2013 the shareholders of the Company adopted an Advance Notice Policy for director nominations to the Board of the Company prior to any meeting of Shareholders where directors are to be elected.

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

Share Ownership Reporting Obligations

There are no provisions in the Company's Bylaws requiring share ownership to be disclosed. The securities laws of the Province of Ontario and other provinces in Canada having jurisdiction over the Company require disclosure of shareholdings by:

b)   insiders who are directors or senior officers of the Company; and

c)   a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

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

De Beers Canada, as Operator of the Gahcho Kué Project, has entered into purchase agreements relating to the Gahcho Kué Project. As at December 31, 2013, the Company’s proportional interest (49%) of the commitments made by the Operator is $31,609,307. The commitments are in the course of normal development of the Gahcho Kué Project.

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

Transaction Structure	Status of Investor/ Vendor	Cultural Business	Threshold for Review
	WTO Investor or Vendor	No	≥C$330 million[7]
Direct		Yes	≥C$5 million
	Non-WTO Investor and Non-WTO Vendor	No	(book value of assets)
Yes
	WTO Investor or Vendor	No	Exempt from review
Indirect		Yes	≥C$50 million*
	Non-WTO Investor and Non-WTO Vendor	No	(book value of assets)
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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2013, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the tax year ending December 31, 2014 and may be a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

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

The references herein to excerpts of or summaries from the “Gahcho Kué Project, Definitive Feasibility Study, NI 43-101 Technical Report, Northwest Territories, Canada” dated December 1, 2010 (Information effective as of October 15, 2010)” have been consented to by Daniel D. Johnson, P.Eng., Michael Makarenko, P.Eng, and Kenneth Meikle, P.Eng., all of JDS at Suite 200 - 532 Leon Ave Kelowna, British Columbia V1Y 6J6. The references herein to excerpts of or summaries from the “Update of the Mineral Resource Estimate for the Tuzo Kimberlite, Gahcho Kué Project, Northwest Territories, Canada: NI 43-101 Technical Report” with an effective date of July 2, 2013 have been consented to by Tom E. Nowicki, Ph.D., P. Geo., Stephen Moss, Ph.D., P. Geo. and Gareth Garlick, all of Mineral Services Canada Inc. at 501-88 Lonsdale Avenue, North Vancouver, British Columbia V7M 2E6 and Michael Makarenko, P.Eng. of JDS at Suite 200 - 532 Leon Ave Kelowna, British Columbia V1Y 6J6.

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

The Company owns shares of other listed companies. Certain of these shares are presented under current assets on the Company's balance sheet as at December 31, 2013 as "Marketable Securities" at an amount of $3,590, which is their quoted market value.  Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

As the Company is in the permitting and development stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

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

The Company currently has no long-term debt obligations. The Company does not use financial instruments for trading purposes and was not at December 31, 2013 a party to any leverage derivatives. In the event the Company experiences substantial growth in the future, the Company's business and results of operations may be materially affected by changes in interest rates and certain other credit risk associated with the Company's operations.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.	Controls and Procedures.

d)	Disclosure Controls and Procedures.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2013.

(c)   Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of December 31, 2013. For KPMG LLP’s report, see Item 19 of this Annual Report on Form 20-F.

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

Aggregate audit fees paid to KPMG in fiscal December 31, 2013 were $211,759 including fees for the 2013 audits of the consolidated financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements (fiscal year ended December 31, 2012 - $257,619). All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for services reasonably related to the performance of the audit or interim review that are not reported under “Audit Fees”. "Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2013 were $nil and $nil for the fiscal year ended December 31, 2012.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees for compliance services paid to KPMG in fiscal December 2013 were $15,000 (December 31, 2012 - $19,112). These services were approved by the Audit Committee.

D.	All Other Fees

In the fiscal year ending December 31, 2013, all other fees billed by KPMG were $nil (December 31, 2012 - $nil).

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended December 31, 2013, were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company as at and for the years ended December 31, 2013, 2012 and 2011 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this Annual Report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Management’s Annual Report on Internal Control Over Financial Reporting

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2013 and 2012.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013 and 2012 and 2011.

•	Consolidated Statements of Equity for the years ended December 31, 2013 and 2012 and 2011.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012 and 2011.

•	Notes to the Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  Mountain Province Diamonds Inc.
(Company)

By: “Patrick C. Evans”
(Signature)*

Date: March 26, 2014	Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report:

Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
4.14	Amended and Restated Joint Venture Agreement, dated July 3, 2009, by and among the Company, Camphor Ventures Inc. and De Beers Canada Inc.	(1), (3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006, and updated September 7, 2010	(3)
11.2	Ethics and Conflict of Interest Policy	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
15.1	Independent Qualified Persons’ Technical Report dated April 20, 2009 entitled Gahcho Kué Kimberlite Project NI 43-101 Technical Report prepared by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng., all of AMEC Americas Limited.	(6)
15.2	Independent Qualified Persons’ Technical Report dated December 1, 2010 (with Information Effective as of October 15, 2010) entitled “Gahcho Kué Definitive Feasibility Study NI 43-101 Technical Report” prepared by Daniel D. Johnson, Mike Makarenko, and Ken Meikle, all of JDS Energy and Mining Inc.	(6)
15.3	Independent Qualified Persons’ Technical Report with effective date July 2, 2013 entitled “Update of the Mineral Resource Estimate for the Tuzo Kimberlite, Gahcho Kué Project, Northwest Territories, Canada: NI 43-101 Technical Report” prepared by Tom E. Nowicki, Stephen Moss, and Gareth Garlick, all of Mineral Services Canada Inc. and Michael Makarenko, of JDS Energy and Mining Inc.	(7)
15.4	Consents for inclusion of the Technical Report in Exhibit 15.1 and reference in Form 20-F	(6)
15.5	Consents for inclusion of the Technical Report in Exhibit 15.2 and reference in Form 20-F	(6)
15.6	Consents for use of information and inclusion of the Technical Report in Exhibit 15.3 and reference in Form 20-F	-

(1)     Portions of the Agreement have been omitted pursuant to a request for confidential treatment filed with SEC.

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

(7)    Previously filed Exhibit 99.1 to Form 6K dated August 14, 2013 and incorporated by reference.

Appendix

Item 18. Financial Statements

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

As at December 31, 2013 and 2012

And for the years ended December 31, 2013, 2012 and 2011

MOUNTAIN PROVINCE DIAMONDS INC.

Page | 2

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

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

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Bruce Ramsden”
Patrick C. Evans	Bruce Ramsden
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada
March 25, 2014

Page | 3

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2013. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 25, 2014

Page | 4

MOUNTAIN PROVINCE DIAMONDS INC.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Page | 5

MOUNTAIN PROVINCE DIAMONDS INC.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that the Company expects to require additional capital resources to meet planned expenditures in 2014. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of Mountain Province Diamonds Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 25, 2014

Toronto, Canada

Page | 6

MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Shareholders of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mountain Province Diamonds Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated March 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 25, 2014

Page | 7

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

In Canadian dollars

		December 31,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash	5	$11,344,472	$274,696
Short-term investments	5	24,343,222	47,418,997
Marketable securities	5	3,590	9,521
Amounts receivable	5	614,609	337,907
Advances, prepaid expenses, and supplies	6	12,776,825	722,402

		49,082,718	48,763,523

Property and equipment	7	15,687,956	146,010
Mineral properties	8	45,596,529	46,680,519

Total assets		$110,367,203	$95,590,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	5 & 13	$13,949,350	$2,109,984

Decommissioning and restoration liability	9	5,224,662	6,284,770

Shareholders' equity:
Share capital	10	209,820,460	180,170,247
Share-based payments reserve	10	2,191,406	1,233,857
Deficit		(120,817,633)	(94,213,695)
Accumulated other comprehensive income		(1,042)	4,889

Total shareholders' equity		91,193,191	87,195,298

Total liabilities and shareholders' equity		$110,367,203	$95,590,052

Going concern	1
Contingencies and commitments	8 & 12
Subsequent events	10(iii) & 18

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

The notes to the consolidated financial statements are an integral part of these statements.

Page | 8

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss

In Canadian dollars

		Year ended	Year ended	Year ended
	Notes	December 31, 2013	December 31, 2012	December 31, 2011
Expenses:
Consulting fees	10 & 13	$(2,459,140)	$(1,434,917)	$(1,631,188)
Depreciation		(259,334)	(21,246)	(14,789)
Exploration and evaluation expenses	14	(21,837,083)	(10,651,622)	(9,032,585)
Gahcho Kué Project management fee		(1,113,848)	(311,076)	(236,464)
Office and administration		(286,539)	(285,698)	(458,467)
Professional fees		(344,701)	(664,878)	(361,148)
Promotion and investor relations		(179,277)	(245,936)	(109,854)
Director fees		(145,153)	(166,668)	(97,812)
Transfer agent and regulatory fees		(180,412)	(200,461)	(169,489)
Travel		(129,997)	(196,714)	(156,659)

Net loss for the year from operations		$(26,935,484)	$(14,179,216)	$(12,268,455)
Accretion expense on decommissioning and restoration liability	9	(23,882)	(27,801)	(63,315)
Other income:
Interest income		355,428	147,762	303,354
Gain on revaluation of warrants exercisable in foreign currency		-	-	489,481
Gain on asset transfer to Kennady Diamonds Inc.	17	-	10,721,645	-

Net loss for the year		$(26,603,938)	$(3,337,610)	$(11,538,935)

Other Comprehensive Loss
Items that may be reclassified subsequently to profit and loss:
Change in fair value of available-for-sale marketable securities		(5,931)	(8,157)	(5,384)
Comprehensive loss for the year		$(26,609,869)	$(3,345,767)	$(11,544,319)

Basic and diluted loss per share	10(iv)	$(0.28)	$(0.04)	$(0.15)

Weighted average number of shares outstanding		94,838,537	82,191,626	79,553,515

The notes to the consolidated financial statements are an integral part of these statements.

Page | 9

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

In Canadian dollars

	Notes	Number of shares	Share Capital	Warrants	Share-based Payments Reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2011		77,416,057	$133,344,866	$969,942	$1,026,302	$(79,337,150)	$18,430	$56,022,390
Net loss for the year		-	-	-	-	(11,538,935)	-	(11,538,935)
Issuance of common shares – exercise of options		270,635	665,000	-	-	-	-	665,000
Issuance of common shares – exercise of warrants		2,658,866	7,242,471	-	-	-	-	7,242,471
Fair value of options exercised from share-based payments reserve		-	429,965	-	(429,965)	-	-	-
Fair value of warrants exercised transferred from Warrants		-	969,942	(969,942)	-	-	-	-
Fair value of warrants (exercised in a foreign currency)		-	4,259,751	-	-	-	-	4,259,751
Share-based payment expense		-	-	-	487,085	-	-	487,085
Other Comprehensive Loss:
Available-for-sale financial assets - current period unrealized losses		-	-	-	-	-	(5,384)	(5,384)
Balance, December 31, 2011		80,345,558	$146,911,995	$-	$1,083,422	$(90,876,085)	$13,046	$57,132,378
Net loss for the year		-	-	-	-	(3,337,610)	-	(3,337,610)
Issuance of common shares – Rights Offering, net of costs	10(ii)	13,452,593	46,062,632	-	-	-	-	46,062,632
Issuance of common shares – exercise of options		370,000	604,200	-	-	-	-	604,200
Fair value of options exercised from Share-based Payments Reserve		-	313,065	-	(313,065)	-	-	-
Share-based payment expense		-	-	-	463,500	-	-	463,500
Dividend-in-kind	17	-	(13,721,645)	-	-	-	-	(13,721,645)
Other Comprehensive Loss:
Available-for-sale financial assets - current period unrealized losses		-	-	-	-	-	(8,157)	(8,157)
Balance, December 31, 2012		94,168,151	$180,170,247	$-	$1,233,857	$(94,213,695)	$4,889	$87,195,298
Net loss for the year		-	-	-	-	(26,603,938)	-	(26,603,938)
Issuance of common shares – Private Placement	10(ii)	5,889,200	28,807,501	-	-	-	-	28,807,501
Issuance of common shares – exercise of options	10(iii)	444,000	559,440	-	-	-	-	559,440
Fair value of options exercised from share-based payments reserve		-	283,272	-	(283,272)	-	-	-
Share-based payment expense		-	-	-	1,240,821	-	-	1,240,821
Other Comprehensive Loss:
Available-for-sale financial assets - current period unrealized losses		-	-	-	-	-	(5,931)	(5,931)
Balance, December 31, 2013		100,501,351	$209,820,460	$-	$2,191,406	$(120,817,633)	$(1,042)	$91,193,191

The notes to the consolidated financial statements are an integral part of these statements.

Page | 10

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

In Canadian dollars

		Year ended	Year ended	Year ended
	Notes	December 31, 2013	December 31, 2012	December 31, 2011
Cash provided by (used in):
Operating activities:
Net loss for the year		$(26,603,938)	$(3,337,610)	$(11,538,935)

Adjustments:
Accretion expense on decommissioning and restoration liability	9	23,882	27,801	63,315
Depreciation		259,334	21,246	14,789
Share-based payment expense		1,240,821	463,500	487,085
Interest income		(355,428)	(147,762)	(303,354)
Gain on asset transfer to Kennady Diamonds Inc.	17	-	(10,721,645)	-
Gain on revaluation of warrants exercisable in foreign currency		-	-	(489,481)
Changes in non-cash operating working capital:
Amounts receivable		(276,702)	948,267	(786,983)
Advances, prepaid expenses and supplies		(12,054,423)	(620,761)	32,533
Accounts payable and accrued liabilities		5,146,918	(419,577)	(1,151,017)
		(32,619,536)	(13,786,541)	(13,672,048)
Investing activities:
Mineral properties		-	(51,058)	(10,237,929)
Interest income		355,428	147,762	303,354
Purchase of property and equipment		(9,108,832)	(124,031)	(15,261)
Redemption (purchase) of short-term investments		23,075,775	(29,599,814)	(8,042,094)
		14,322,371	(29,627,141)	(17,991,930)
Financing activities:
Transfer to Kennady Diamonds Inc.	17	-	(3,000,000)	-
Proceeds from option exercises	10(iii)	559,440	604,200	665,000
Proceeds from exercise of warrants		-	-	7,242,471
Proceeds from rights offering		-	46,062,632	-
Proceeds from share issuance, net of costs	10(ii)	28,807,501	-	-
		29,366,941	43,666,832	7,907,471

Increase in cash		11,069,776	253,150	(23,756,507)
Cash, beginning of year		274,696	21,546	23,778,053
Cash, end of year		$11,344,472	$274,696	$21,546

The notes to the consolidated financial statements are an integral part of these statements.

Page | 11

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
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

The Company is in the process of permitting and developing the Gahcho Kué project (“Gahcho Kué Project”) in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 8). The underlying value and recoverability of the amounts shown as “Mineral Properties” are dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations to the Company’s share in the Gahcho Kué Project may lead to dilution of the interest in the Gahcho Kué Project and may require the Company to write off costs capitalized to date.

As at December 31, 2013, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

The Company’s mineral asset, the Gahcho Kué Project was in the exploration and evaluation stage. On December 2, 2013, the approval of a pioneer Land Use Permit for the Gahcho Kué diamond mine was obtained. Based on this approval the Company believes that all further permits will be of a procedural nature and when considered in connection with the other identified criteria to demonstrate technical feasibility and commercial viability (Note 3(vii)) of the Gahcho Kué Project, the Company will now capitalize all future development expenditures incurred related to the Gahcho Kué Project.

The Company currently has no source of revenues. In the years ended December 31, 2013, 2012 and 2011, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $35,133,368 at December 31, 2013, including $35,687,694 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company’s share of development costs of the Gahcho Kué Project (Note 8) over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s audited consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Page | 12

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Authorization of Financial Statements

The audited consolidated financial statements for the year ended December 31, 2013 (including comparatives) were approved by the Board of Directors on March 25, 2014.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The policies set out below were consistently applied to all the periods presented.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash, short-term investments and available-for-sale financial assets at fair value.

3.	Significant accounting policies

(i)	Basis of Preparation

The consolidated financial statements are presented in accordance with IAS 1, Presentation of Financial Statements.

The Company has elected to present the ‘Statements of Comprehensive Loss’ as a single financial statement with its statements of loss, titled ‘Consolidated Statements of Comprehensive Loss’.

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below.

(ii)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary:

•	Camphor Ventures Inc. (100% owned - inactive)

The Company’s interest in the Gahcho Kué Project has been proportionally consolidated (see Note 8).

A subsidiary is an entity controlled by the Company. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. A subsidiary is included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the Gahcho Kué Project through its joint arrangement is a joint operation under IFRS 11 and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the Gahcho Kué Project is bound by a contractual arrangement establishing joint control over the project through required unanimous consent of each of the Participants for strategic, financial and operating policies of the Gahcho Kué Project. The Gahcho Kué Project management committee has two representatives of each of Mountain Province and De Beers Canada. The Participants have appointed De Beers Canada as the operator of the Gahcho Kué Project.

(iii)	Foreign Currency

The Company’s presentation currency is the Canadian Dollar (“CAD”). The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency, known as foreign currencies, are recognized at the rates of exchange prevailing at the dates of the transactions.

Page | 13

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

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

In the year ended December 31, 2013, $1,482 of foreign exchange loss was recognized in Office and administrative costs, in the Company’s consolidated Statements of Comprehensive Loss (December 31, 2012 - $6,792; December 31, 2011 - $241,564).

(iv)	Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

(v)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 10.

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

Page | 14

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiary, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

(vii)	Mineral properties and exploration and evaluation costs and development costs

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

Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.

The key factors management use in determining technical feasibility and commercial viability of the Gahcho Kué Project are demonstrable are the following;

•	completion of a feasibility study;
Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

•	obtaining required permitting to construct the Gahcho Kué Project;
•	completion of an evaluation of the financial resources required to construct the Gahcho Kué Project ;
•	availability of financial resources necessary to commence development activities to construct the Gahcho Kué Project;
•	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value, or relative fair value if applicable. Acquired capitalized exploration and evaluation consists of:

•	interest in exploration properties,
•	amounts paid for acquired rights associated with exploration properties, and
•	amounts paid in connection with sunk cost repayments (Note 8).

(viii)	Property and equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property, plant and equipment, which are accounted for separately.

Development costs are capitalized under assets under construction. Expenditures, including engineering to design the size and scope of the project, environmental assessment and permitting and borrowing costs are capitalized to assets under construction.

Amortization is provided on property, plant and equipment. Amortization is calculated so as to write off the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather it is deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

Office furniture	five years, straight line
Vehicles	five years, straight line
Production equipment	five years, straight line
Computer equipment	three years, straight line
General infrastructure	ten years, straight line
Mining & treatment equipment	ten years, straight line
Earth moving equipment	estimated hours
Assets under construction	not depreciated until production

(ix)	Impairment of non-financial assets

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

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

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

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash	Fair Value through Profit and Loss	Fair Value
Short-term investments	Fair Value through Profit and Loss	Fair Value
Amounts receivable	Loans and Receivables	Amortized Cost
Marketable securities	Available-for-Sale	Fair Value
Accounts payable and accrued liabilities	Other liabilities	Amortized Cost

The Company’s cash consists of balances with banks. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 5).

The Company had no held-to-maturity financial assets at December 31, 2013 and December 31, 2012.

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

Warrants denominated or exercisable in a foreign currency different from the functional currency of the Company meet the definition of a derivative financial liability and are fair valued at each consolidated Balance Sheet date using the Black-Scholes option pricing model, with changes in the fair value recognized in the consolidated Statements of Comprehensive Loss. There are no derivative financial liabilities as at December 31, 2013 or 2012.

(xi)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2013 other than the provision for decommissioning and restoration associated with the Mineral Properties.

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

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed as part of exploration and evaluation expenditures if no asset exists. Over time, the discounted liability is increased for the change in present value. The periodic unwinding of the discount is recognized in the consolidated Statement of Comprehensive Loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (or a charge against exploration and evaluation expense), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in the consolidated Statement of Comprehensive Loss.

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

(xiii)	New accounting policies

The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Standards Interpretation Committee (“IFRIC”) as of January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not have a material effect on our consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venturer recognizes its share of each of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Company has determined that its interest in its Gahcho Kué Project through its joint arrangement, is a joint operation under IFRS 11 and, accordingly have recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The adoption of IFRS 11 did not have a material effect on our consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The disclosures required under IFRS 13 for the consolidated financial statements have been included in Note 5.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when stripping improves access to further quantities of material that will be mined in future periods. The adoption of IFRS 11 did not have a material effect on our consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of the amendment. The adoption of the amended standard did not have a material effect on the consolidated financial statements.

(xiv)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

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

IFRS 9 – Financial Instruments

The IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management, as well as enhancements to the disclosures about hedge accounting and risk management. Additionally as the impairment guidance in IFRS 9, as well as certain limited amendments to the classification and measurement requirements of IFRS 9 is not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015, has been removed. Entities may apply IFRS 9 before the IASB completes the amendments, but are not required to. The Company has not yet determined the impact of adoption of IFRS 9 and will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRIC 21 - Levies

IFRIC 21 Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is assessing the impact of this new standard, if any, on the consolidated financial statements.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

IAS 32 – Offsetting Financial Assets and Liabilities

IAS 32 was amended to clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. This amendment also clarifies when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company intends to adopt the amendments to IAS 32 in its consolidated financial statements for the annual period beginning January 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

b)           Impairment analysis – mineral properties

As required under IFRS 6 – Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets (“IAS 36”), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at December 31, 2013, no impairment in the carrying value of its mineral properties had occurred.

c)           Determination of development phase

The Company applies significant judgment when determining and assessing its criteria used to determine technical feasibility and commercial viability is demonstrable. The Company determined that the Gahcho Kué Project has met the key factors used by management and, accordingly, that all costs of development activities will be capitalized to mineral properties.

ii)           Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

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

b)           Impairment analysis - mineral properties

As required under IFRS 6 – Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets (“IAS 36”), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Upon the Company’s determination of technical feasibility and commercial viability an impairment test of the capitalized costs related to the Gahcho Kué Project was completed. IAS 36 requires the Company to make certain estimates in respect of recoverability of the asset, including estimated development costs, life of mine, discount rates and diamond prices. The Company’s assessment is that there is no impairment in the carrying value of its mineral properties.

d)           Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

e)           Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

f)           Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of any tax losses or deductible temporary differences.

5.	FAIR VALUE MEASUREMENT

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

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at December 31, 2013 and December 31, 2012 measured at fair value are summarized in the following table:

	December 31, 2013
	Level 1	Level 2	Level 3
Cash	$11,344,472	$-	$-
Short-term investments	-	24,343,222	-
Marketable securities	3,590	-	-

	December 31, 2012
	Level 1	Level 2	Level 3
Cash	$274,696	$-	$-
Short-term investments	-	47,418,997	-
Marketable securities	9,521	-	-

Short-term investments at December 31, 2013 and December 31, 2012 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. GICs are measured using a discounted cash flow model, the future value of the GIC is discounted to the reporting period using the market interest rate.

The quoted market value of marketable securities at December 31, 2013 and December 31, 2012 was $3,590 and $9,521, respectively. The original cost of these marketable securities at December 31, 2013 and December 31, 2012 was $4,632 for both periods.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts by classification are:

	Balance as at
	December 31,	December 31,
	2013	2012
Financial assets
Fair Value Through Profit or Loss
Cash	$11,344,472	$274,696
Short-term investments	24,343,222	47,418,997

Loans and Receivables
Amounts receivable	614,609	337,907

Available-for-Sale
Marketable securities	3,590	9,521

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(13,949,350)	(2,109,984)

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The Company had no transactions with marketable securities classified as available-for-sale during the year ended December 31, 2013 or the year ended December 31, 2012.

Financial Instruments Risks

The Company has examined the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	December 31,	December 31,
	2013	2012
0-30 days	$572,551	$279,107
30 to 90 days	-	39,200
More than 90 days	42,058	19,600
Total	$614,609	$337,907

On December 31, 2013 and December 31, 2012, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are in the form of guaranteed investment certificates (“GICs”) and are cashable in whole or in part, with interest, at any time to maturity. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $572,551 (December 31, 2012 – approximately $153,500).

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

Page | 24

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Foreign currency sensitivity

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash. A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $3,400 (December 31, 2012 - $8,000) decrease or increase, respectively, in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest rate sensitivity

The Company has no significant exposure at December 31, 2013, 2012 or 2011 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

6.	ADVANCES, PREPAID EXPENSES, AND SUPPLIES

	December 31,	December 31,
	2013	2012
Advances	$-	$115
Prepaid expenses	6,749,843	722,287
Supplies	488,411	-
Reclamation deposit	5,538,571	-
	$12,776,825	$722,402

Supplies consist of $304,607 of diesel fuel and $183,804 of spare parts as at December 31, 2013.

Reclamation deposit is made for the Gahcho Kué Project for the short-term.

7.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at December 31, 2013 and December 31, 2012 are as follows:

	Office		Production	Computer	General	Earthmoving	Mining & Treatment	Assets under
	furniture	Vehicles	equipment	equipment	infrastructure	equipment	equipment	construction	Total
Cost
At January 1, 2012	$-	$58,155	$7,473	$1,206	$-	$-	$-	$-	$66,834
Additions	32,996	1,837	(1,838)	6,616	7,326	-	-	77,094	124,031
At December 31, 2012	32,996	59,992	5,635	7,822	7,326	-	-	77,094	190,865
Additions	5,881	668,271	57,171	952	985,837	1,773,510	105,450	12,204,208	15,801,280
At December 31, 2013	$38,877	$728,263	$62,806	$8,774	$993,163	$1,773,510	$105,450	$12,281,302	$15,992,145

Accumulated depreciation
At January 1, 2012	$-	$(22,220)	$(1,121)	$(268)	$-	$-	$-	$-	$(23,609)
Depreciation	(6,049)	(12,274)	(851)	(1,950)	(122)	-	-		(21,246)
At December 31, 2012	(6,049)	(34,494)	(1,972)	(2,218)	(122)	-		-	(44,855)
Depreciation	(8,070)	(53,225)	(10,873)	(3,560)	(145,431)	(37,287)	(888)	-	(259,334)
At December 31, 2013	$(14,119)	$(87,719)	$(12,845)	$(5,778)	$(145,553)	$(37,287)	$(888)	$-	$(304,189)

Carrying amounts
At December 31, 2012	$26,947	$25,498	$3,663	$5,604	$7,204	$-	$-	$77,094	$146,010
At December 31, 2013	$24,758	$640,544	$49,961	$2,996	$847,610	$1,736,223	$104,562	$12,281,302	$15,687,956

Page | 25

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

During the year ended December 31, 2013, the Company through its 49% share in the Gahcho Kué Project capitalized assets under construction totaling $12,204,208. Included in this amount is construction equipment which was brought to site for future construction use.

8.	MINERAL PROPERTIES

The Company holds a 49% interest in the Gahcho Kué Project located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the operator of the Gahcho Kué Project is a related party under IAS 24 – Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and represents a joint arrangement in accordance with IFRS 11. The arrangement is not structured through a legal entity or vehicle separate from the Company and De Beers Canada and accounts for the Project as a joint operation in accordance with IFRS 11. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint operation, and recorded them in its consolidated financial statements.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Arrangement expenses to date of execution of the 2009 Agreement – paid and expensed);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in “Mineral Properties”);
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

Page | 26

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

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

The continuity of the Mineral Properties is as follows:

Balance, January 1, 2011	$35,901,973
Change in expected decommissioning and restoration liability	410,593
Amounts capitalized for sunk cost repayments in the year	10,237,929
Balance, December 31, 2011	$46,550,495
Change in expected decommissioning and restoration liability	78,965
Amounts capitalized for sunk cost repayments in the year	51,059
Balance, December 31, 2012	$46,680,519
Change in expected decommissioning and restoration liability	(1,083,990)
Amounts capitalized for sunk cost repayments in the period	-
Balance, December 31, 2013	$45,596,529

The Company’s proportional interest (49%) of commitments made by the operator of the Gahcho Kué Project is $31,609,307 at December 31, 2013.

The total commitments are as follows:

	2014	2015	2016	Total
Future Gahcho Kué Project commitments	$25,296,426	$6,164,608	$148,273	$31,609,307

9.	DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Project decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2013 and 2012:

	December 31,	December 31,
	2013	2012
Expected undiscounted cash flows	$13,849,717	$13,484,544
Discount rate	4.10%	2.38%
Periods	between 2015 and 2028	between 2014 and 2028
With probabilities between	10% and 70%	10% and 70%

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

Page | 27

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The continuity of the decommissioning and restoration liability at December 31, 2013 is follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Balance, beginning of year	$6,284,770	$6,178,004	$5,704,096
Change in estimate of discounted cash flows for the year	(1,083,990)	78,965	410,593
Accretion recorded during the year	23,882	27,801	63,315
Balance, end of the year	$5,224,662	$6,284,770	$6,178,004

10.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2013 is 100,501,351. There are no shares issued but not fully paid.

On November 27, 2013, the Company closed a non-brokered private placement of common shares for gross proceeds of $29,446,000. The Company issued 5,889,200 common shares at a price of $5.00 per share. Transaction costs in the amount of $567,330 were paid in relation to the private placement and share issuance costs of $71,169 were incurred in connection with the private placement. The shares are subject to a four month hold period, expiring on March 26, 2014.

On November 28, 2012, the Company closed a Rights Offering for gross proceeds of approximately $47.1 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as October 30, 2012, received one right (a “Right”) for each share held. Six (6) Rights plus the sum of $3.50 (the “Subscription Price”) were required to subscribe for one share (“Rights Share”). The Rights expired on November 28, 2012 (the “Expiry Date”) with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Bottin (International) Investments Ltd. (“Bottin”) under which Bottin undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date.

A total of 65,100,414 Rights were exercised by shareholders for 10,850,069 shares, and Bottin subscribed to an additional 2,602,524 Rights Shares for the Rights not otherwise subscribed for on the Expiry Date, under the stand-by agreement. Fees charged by Bottin in connection with the stand-by agreement have been recorded as share issuance costs (Note 13).

In 2011, the remaining 2,658,866 warrants outstanding were exercised before expiry for gross proceeds of $7,242,471 (2010 – 558,124 warrants for gross proceeds of $1,251,928). The warrants issued August 4, 2009 were exercisable for either $2.00 Canadian or $1.73 US. As they could be exercised in a foreign currency different than the functional currency of the Company, they met the definition of a financial liability. They were revalued at fair value at each period using the Black-Scholes option pricing model. The reevaluation of these warrants generated an accounting gain of $489,481 in the year ended December 31, 2011.

Page | 28

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

iii.	Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 10,050,135 shares, and as at December 31, 2013, there were 8,850,135 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2013		December 31, 2012		December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	794,000	$2.12	964,000	$2.16	1,084,635	$1.69
Granted during the year	850,000	4.89	200,000	4.84	150,000	6.13
Exercised during the year	(444,000)	1.26	(370,000)	1.63	(270,635)	2.46
Balance at end of the year	1,200,000	$5.04	794,000	$2.12	964,000	$2.16
Options exercisable at the end of the year	1,100,000		794,000		964,000

The fair value of the 850,000 stock options granted during the year ended December 31, 2013 has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. 200,000 stock options were granted in the year ended December 31, 2012 and valued using the assumptions below and 150,000 stock options were granted in the year ended December 31, 2011 and valued using the assumptions below.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Exercise price	$4.06 - $5.28	$4.84	$6.13
Expected volatility	42.17% - 44.04%	66.29%	60.22%
Expected option life	3.00 - 3.50 years	3.50 years	5 years
Expected forfeiture	none	none	none
Expected option cancellation	none	none	none
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.14% - 1.77%	1.50%	2.46%

During the year ended December 31, 2013, 444,000 stock options were exercised for gross proceeds of $559,440 (December 31, 2011 – 270,635 stock options were exercised for gross proceeds of $665,000; December 31, 2011 – 270,635 stock options were exercised for gross proceeds of $665,000). The market price of stock options exercised during the year ended December 31, 2013 was $2,261,240 (December 31, 2012 - $1,826,200; December 31, 2011 - $1,543,610).

Page | 29

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2013 and December 31, 2012.

At December 31, 2013

	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
	$2,237,035	1,200,000	5.04

At December 31, 2012

	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
November 23, 2013	$283,272	444,000	1.26
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
	$1,233,857	794,000	2.12

The weighted average remaining contractual life of the options outstanding at December 31, 2013 is 3.89 years (December 31, 2012 - 2.12 years).

The share-based payments recognized as an expense for each year are:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Expense recognized in the year
for share-based payments	$1,240,821	$463,500	$487,085

The share-based payments expense for the years ended December 31, 2013, 2012 and 2011 is recorded in consulting fees.

Subsequent to the year-end, as detailed in the table below, stock options were granted by the Board of Directors. The fair value of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $274,600. The expected volatility is calculated by reference to the weekly closing price of the Company’s publicly traded shares for a period that reflects the expected life of the options.

Page | 30

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Date of grant	February 14, 2014
Number of options granted	200,000
Fair Value per option	$1.373
Fair Value total for grant	$274,600
Term of option	5 years
Vesting	immediate
Assumptions:
Exercise price	$5.29
Expected volatility	38.19%
Expected option life (years)	3
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%
Risk-free interest rate	1.21%

i.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year ended	Year ended	Year ended
	December 31, 2013	December 31, 2012	December 31, 2011
Numerator
Net loss for the year	$(26,603,938)	$(3,337,610)	$(11,538,935)

Denominator
For basic - weighted average number of shares outstanding	94,838,537	82,191,626	79,553,515
Effect of dilutive securities	-	-	-
For diluted - adjusted weighted average number of shares outstanding	94,838,537	82,191,626	79,553,515

Loss Per Share
Basic	$(0.28)	$(0.04)	$(0.15)
Diluted	$(0.28)	$(0.04)	$(0.15)

For the year ended December 31, 2013, stock options totaling 1,200,000 (December 31, 2012 – 794,000 stock options; 2011 – 964,000 stock options) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

ii.	Shareholder Rights Plan

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

Page | 31

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

11.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2012 and 2011 – 26.5%):

	December 31, 2013	December 31, 2012	December 31, 2011

Loss before income taxes	$(26,603,938)	$(3,337,610)	$(11,538,935)
	26.5%	26.5%	26.50%
Tax recovery calculated using statutory rates	(7,050,044)	(884,467)	(3,057,818)

Non-taxable portion of gain on Kennady Diamond asset transfer	-	(1,420,618)	-

(Expenses not deductible) earnings not taxable	329,796	123,904	69,491

Change in tax benefits not recognized	6,720,248	2,181,181	2,988,327

Income tax expenses (recovery)	-	-	-

Unrecognized deferred tax assets

Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2013	December 31, 2012
Mineral properties	$85,636,713	$59,372,002
Property and equipment	463,248	203,914
Decommissioning and restoration liability	5,224,662	6,284,770
Loss carryforwards	10,705,056	8,635,923
Share issuance cost	1,468,812	1,672,149
	$103,498,491	$76,168,758

As at December 31, 2013, the Company had the following non-capital losses available for carryforward and certain other tax attributes as follows:

	Amounts	Expiry Date
Tax basis of mineral properties	$109,620,000	Indefinite
Tax basis of property and equipment	$16,151,000	Indefinite
Loss carryforwards	$10,705,000	2026-2032

12.	OTHER COMMITMENTS

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

Page | 32

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

	2014	2015	2016	2017	Total
Future minimum lease payments	$142,256	$142,256	$142,256	$11,855	$438,623

13.	RELATED PARTIES

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

		December 31,	December 31,	December 31,
	Notes	2013	2012	2011
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement	10(ii)	$-	$706,261	$-
Kennady Diamonds		152,500	120,940	-
Remuneration		2,457,759	1,477,715	1,450,068
Payable to the operator of the Gahcho Kué Project		5,647,892	685,290	-
Payable to key management personnel		357,967	30,180	313,000

The remuneration expense of directors and other members of key management personnel for the year ended December 31, 2013, 2012 and 2011 were as follows:

	Year ended	Year ended	Year ended
	December 31	December 31,	December 31,
	2013	2012	2011
Consulting fees, director fees, bonus and other short-term benefits	$1,216,938	$1,014,215	$962,983
Share-based payments	1,240,821	463,500	487,085
	$2,457,759	$1,477,715	$1,450,068

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Page | 33

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

14.	EXPLORATION AND EVALUATION COSTS

	December 31, 2013	December 31, 2012	December 31, 2011
Camp support and personnel	$1,001,910	$490,166	$612,186
Transportation and fuel	1,871,771	425,617	354,599
Drilling	990,223	1,915,926	2,215,774
Permitting	3,469,838	3,862,311	2,765,156
Safety, health and environmental costs	44,574	42,818	416,342
De Beers overhead	1,866,632	1,349,607	679,841
Engineering, procurement and construction management	12,483,069	2,191,757	956,520
Other	109,066	373,420	1,032,167
Total	$21,837,083	$10,651,622	$9,032,585

15.	CAPITAL MANAGEMENT

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

The Company’s main property, Gahcho Kué Project, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s capital for the reporting periods is summarized as follows:

	December 31,	December 31,
	2013	2012
Share capital	$209,820,460	$180,170,247
Share-based payments reserve	2,191,406	1,233,857
Deficit	(120,817,633)	(94,213,695)
	$91,194,233	$87,190,409

There were no changes in the Company’s approach to capital management during the year ended December 31, 2013. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

16.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

Page | 34

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

17.	PLAN OF ARRANGEMENT WITH KENNADY DIAMONDS INC.

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

18.	SUBSEQUENT EVENT

On March 11, 2014, the Company entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a bought deal basis by way of private placement, 3,000,000 common shares (the “Common Shares”) of the Company, at a price of $5.10 per Common Share for gross proceeds of $15,300,000 (“the Offering”).

On March 12, 2014, the Company has increased the size of its Offering to 3,500,000 common shares, at a price of $5.10 per Common Share for gross proceeds of $17,850,000.

Page | 35