Form 20-F/A
period 2012-12-31
Mountain Province Diamonds Inc.
filed 2014-03-31
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO 2. TO

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

☐ Yes    ☐ No

Not Applicable

Explanatory Note

We are filing this Amendment No. 2 to our Annual Report on Form 20-F for the year ended December 31, 2012, originally filed with the Commission on April 1, 2013 (the “Original Report”), as amended by Amendment No 1 filed on February 14, 2014, for the purpose of filing an unredacted copy of Exhibit 4.14 and updating the Exhibit Index. Concurrently with this Amendment No. 2, we are withdrawing our prior application for confidential treatment with respect to the agreement filed as Exhibit 4.14.

This Amendment No. 2 consists of a cover page, this explanatory note, a signature page, an exhibit index, Exhibit 4.14 and the required certifications of the principal executive officer and principal financial officer.

Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 2 does not purport to amend, update, modify or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. Accordingly, this Form 20-F/A should be read in conjunction with our other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Report, including any amendments to those filings. The filing of this Amendment No. 2 shall not be deemed an admission that the Original Report when made included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.
(Company)

By: /s/ “Patrick C. Evans”

Date: March 31, 2014	Patrick C. Evans
President, CEO and Director

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report:

Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
4.14	Amended and Restated Joint Venture Agreement, dated July 3, 2009, by and among the Company, Camphor Ventures Inc. and De Beers Canada Inc.	**
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006, and updated September 7, 2010	(3)
11.2	Ethics and Conflict of Interest Policy	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	**
12.2	Section 302 Certification of the Company's Chief Financial Officer	**
13.1	Section 906 Certification of the Company's Chief Executive Officer	**
13.2	Section 906 Certification of the Company's Chief Financial Officer	**
15.1	Independent Qualified Persons’ Technical Report dated April 20, 2009 entitled Gahcho Kué Kimberlite Project NI 43-101 Technical Report prepared by Ken Brisebois, P.Eng., Dr. Ted Eggleston, P.Geo., and Alexandra Kozak, P.Eng., all of AMEC Americas Limited.	(6)
15.2	Independent Qualified Persons’ Technical Report dated December 1, 2010 (with Information Effective as of October 15, 2010) entitled “Gahcho Kué Definitive Feasibility Study NI 43-101 Technical Report” prepared by Daniel D. Johnson, Mike Makarenko, and Ken Meikle, all of JDS Energy and Mining Inc.	(7)
15.3	Consents for inclusion of the Technical Report in Exhibit 15.1 and reference in Form 20-F	(6)
15.4	Consents for use of information of the Technical Report in Exhibit 15.2 and reference in Form 20-F	__

** Filed herewith

(1)	The Registrant has received approval for confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.
(2)	See list of subsidiaries on page 11 of this Annual Report.
(3)	Previously filed and incorporated by reference.
(4)	Previously furnished under cover of Form 6-K dated June 2, 2000 and incorporated by reference.
(5)	Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously furnished under cover of Form 6K dated June 2, 2000, and incorporated by reference.
(6)	Previously filed and incorporated by reference.
(7)	Previously filed under Form 6-K dated December 3, 2010, and incorporated by reference.