Form 20-F
period 2014-12-31
Mountain Province Diamonds Inc.
filed 2015-03-27
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________

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

161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario Canada M5J 2S1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares no par value	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act.

     Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

135,204,550

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

iv

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

2014 Technical Report or 2014 Feasibility Study means the “Gahcho Kué Project, 2014 Feasibility Study Report NI 43-101 Technical Report” dated May 13, 2014 as amended May 27, 2014 (with Information effective as of March 31, 2014) as prepared and completed by JDS Energy and Mining Inc. and Hatch Ltd, and filed by the Company on SEDAR on May 28, 2014;

2014 Feasibility Study or 2014 Technical Report means the “Gahcho Kué Project, 2014 Feasibility Study Report NI 43-101 Technical Report” dated May 13, 2014 as amended May 27, 2014 (with information effective as of March 31, 2014) as prepared and completed by JDS Energy and Mining Inc. and Hatch Ltd, and filed by the Company on SEDAR on May 28, 2014;

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

vii

Arrangement Agreement means the Arrangement Agreement dated as of May 10, 2000, and made between MPV and Glenmore, including the Schedules to that Agreement;

Business Corporations Act (Ontario) means the R.S.O. 1990, CHAPTER B.16, as amended from time to time;

CDNX means the Canadian Venture Exchange Inc., formerly the Vancouver Stock Exchange, and now known as the TSX Venture Exchange;

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

viii

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

ix

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

x

Except where specifically indicated otherwise, scientific and technical information included in this report on Form 20F regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101.

TSX means the Toronto Stock Exchange;

VSE means the Vancouver Stock Exchange, subsequently renamed the Canadian Venture Exchange, and now known as the TSX Venture Exchange.

xi

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

xii

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

xiii

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

xiv

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

xv

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

xvi

Till Sample	A sample of soil taken as part of a regional exploration program and examined for indicator minerals.

Xenolith	A foreign inclusion in an igneous rock.

xvii

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

xviii

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

xix

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

xx

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

The consolidated financial information in the below tables for the years ended 2012, 2013 and 2014 was prepared in accordance with IFRS as issued by the IASB.

For the year ending (except as noted)
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Operating Revenue	nil	nil	nil	nil	nil
Working Capital	46,796	35,133	46,654	15,064,475	29,451,180
Net Loss	(4,394)	(26,604)	(3,338)	(12,028,416)	(9,767,149)
Basic and diluted loss per share	(0.04)	(0.28)	(0.04)	(0.15)	(0.14)
Total Assets	300,995	110,367	95,590	66,556,514	71,236,108
Share Capital	377,614	209,820	180,170	142,359,398	132,476,036
Net Assets -	254,910	91,193	87,195	63,310,382	66,475,718
Number of Common Shares issued	135,204,550	100,501,351	94,168,151	80,345,558	77,416,057

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

The Average Rate is set out for each of the periods indicated in the table below.

Dec-14		Dec-13		Dec-12		Dec-11		Dec-10
US$	0.8668	US$	0.9402	US$	0.9949	US$	0.9891	US$	0.9704

The high and low exchange rates for each month during the previous six months are as follows:

Month	High (US$)	Low (US$)
February 2015	0.8081	0.7911
January 2015	0.8511	0.7867
December 2014	0.8828	0.8579
November 2014	0.89	0.8741
October 2014	0.9006	0.8845
September 2014	0.9196	0.8929

On March 25, 2015, the closing rate in Canadian dollars as per the Bank of Canada (the "Exchange Rate") was $1 Canadian = US$0.7989.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable

D.	Risk factors.

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

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of growth of all companies, and in mining companies in particular. The Company has not commenced mining operations and is still in the development stage of the Gahcho Kué Project. The Company may not be able to obtain all of the permits which are necessary for it to commence operations. The Company’s mining operations may not be successful. As a result of this limited operating history, period-to-period comparisons of the Company’s operating results may not be meaningful and the results for any particular period should not be relied upon as an indication of future performance.

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

The Company currently has no significant source of operating cash flow. The Company has limited financial resources. The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to develop and achieve profitable operations at the Gahcho Kué mine. The Company currently does not generate any cash flow. The Company’s annual operating costs, excluding its share of costs of the development of the Gahcho Kué Project, are approximately $3.0 million.

(d) The Company is in the development stage for the Gahcho Kué Project and may never become profitable.

The Company's Gahcho Kué Project is in the development stage. The Company’s future mining operation may never become profitable.

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

The Company has a history of losses and is likely to continue to incur losses for the foreseeable future. During the fiscal years ended December 31, 2014, 2013, and 2012, the Company incurred net losses.

•	$4.394 million loss for the year ended December 31, 2014

•	$26.604 million loss for the year ended December 31, 2013; and

•	$3.338 million loss for the year ended December 31, 2012.

As of December 31, 2014, the Company had an accumulated deficit of $125.212 million. There can be no assurance that the Company will ever be profitable.

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

As of December 31, 2014, the Company had cash and short-term investments of approximately $81.0 million and working capital of approximately $46.8 million. During the past two fiscal years ended December 31, 2014 and December 31, 2013, the Company used approximately $39.4 million in cash flows in operating activities including approximately $6.8 million during the year ended December 31, 2014, and $32.6 million during the year ended December 31, 2013.

The Company's administrative and other expenses are expected to be approximately $3.3 million for the next year, in addition to an estimated $223.4 million for the Company’s proportional share of expenses for the Gahcho Kué joint Arrangement for 2015.

In order to advance the development of the Gahcho Kué Project, the Company during 2014 raised $173,769,812 by way of private placements and anticipates finalizing a project debt facility of US$370 million as well as a cost overrun facility of US$75 million to fund the Company’s proportional share of expenses for the development of the Gahcho Kué Project by early April 2015, however there is no certainty that this financing will be available.

If the Gahcho Kué Project is delayed or the project debt facility of US$370 million is not completed, the cost overrun facility will not be sufficient to complete the project and the Company may be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders’ interests in the Company and the value of their common shares. The Company may consider share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse effect on the Company’s business or results of operations. As well, there is no guarantee that the Company will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable. If the Company is not able to raise sufficient capital, it may not be able to grow the Company, or it may be forced to cease doing business.

(j) Gahcho Kué Project probable reserves.

The Gahcho Kué Project is the Company’s only property and is in the development stage. The Gahcho Kué Project has probable reserves in three of the four kimberlite bodies at Kennady Lake. See “Item 4D - Property, plants and equipment - Principal Properties”. It is not guaranteed that these reserves when mined will be economic.

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

The market for rough diamonds is subject to strong influence from demand in the United States, Japan, China and India, which are the largest markets for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds has historically fluctuated.  The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006 diamond prices increased on average by approximately 15%.  In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%.  From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time.  By mid-April 2009, rough diamond prices rebounded to pre-global recession levels.  During 2010, rough diamond prices increased by approximately 30%.  This strengthening continued through the first half of 2011 when diamond prices reached historic highs.  During the second half of 2011, diamond prices dropped sharply resulting in an overall net increase for the twelve months of approximately 17%. According to industry leaders, in 2012 rough diamond prices dropped by approximately 12 percent and remained largely unchanged through 2013. During 2014, rough diamond prices were generally flat year over year. While the supply/demand fundamentals for diamonds would indicate good price support and steadily rising prices in the future, such fluctuations make it difficult to predict future diamond prices with a high degree of certainty. To mitigate against this, the Company uses conservative modeled diamond prices in its economic studies and mine planning. Nonetheless, the Company’s future results of operation may fluctuate significantly if rough diamond price volatility continues into the future.

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

The Company intends to obtain required financing for the development of the Gahcho Kue project through a senior secured term loan facility of up to US$370 million (the “Facility”) and by issuing common shares by way of a rights offering for gross proceeds of $95 million. The Company believes that on the completion of the project debt financing expected to take place by early April 2015, that together with the equity, the Company will be able to fund its proportionate share of the development of the Gahcho Kué diamond mine and does not expect to seek additional equity financing, however if the Company is required to seek additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has raised funds in recent years through share, option and warrant issuances. As of December 31, 2014, the Company had cash and short-term investments of approximately $81.0 million and working capital of approximately $46.8 million. To develop the Gahcho Kué mine, and perform exploration on any other properties acquired, the Company will need to investigate sources of additional liquidity to increase the cash balances required in the future. These additional sources include, but are not limited to, share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options. There can be no assurance that the Company will be able to raise additional funds as needed, or that funds raised, if any, would be on terms and conditions acceptable to the Company. The Company’s annual cash administrative operating costs, excluding the costs directly associated with the Gahcho Kué Project, are approximately $3.0 million.

(v) If outstanding options to buy Company stock are exercised, existing shareholders’ interests in the Company will be diluted.

As at March 26, 2015, there were 1,400,000 options (including options not fully vested) outstanding with exercise prices ranging from $4.06 to $6.13 (expiring at various dates). The stock options, if fully exercised, would increase the number of shares outstanding by 1,400,000. Such options, if fully exercised, would constitute about 0.01% (out of 135,204,550 shares (136,604,550 issued and outstanding, plus total outstanding options)) of the Company's resulting share capital as at March 26, 2015. It is unlikely that outstanding options would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant new share purchase warrants and stock options. Any share issuances from the Company's treasury will result in dilution to existing shareholders.

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

Prices for the Company's shares on the TSX and on the NYSE MKT (formerly NYSE Amex) and NASDAQ, have been extremely volatile. The Company commenced trading on the NASDAQ on December 31, 2014. The price for the Company's common shares on the TSX ranged from $4.85 (low) and $6.08 (high) during the fiscal year ended December 31, 2014, and from $3.88 (low) to $5.87 (high) during the fiscal year ended December 31, 2013. The price on the NYSE MKT/NASDAQ ranged from $4.16 US (low) and $5.58 US (high) during the fiscal year ended December 31, 2014, and from $3.83 US (low) to $5.59 US (high) during the fiscal year ended December 31, 2013. Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

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

The exploration of the Gahcho Kué Project has historically been funded by De Beers Canada. As well, De Beers Canada is the Operator of the Project, and has an equity investment in the Company. With the execution of the 2009 Agreement, De Beers and the Company share funding responsibility for the Gahcho Kué Project. Under the 2009 Agreement, the Company and De Beers are required to fund their share of costs for future operations. As well, the Company is required to make certain repayments of agreed historic costs of the Gahcho Kué Project, funded by De Beers, if and when certain events occur. If either party is unable to fund their share of historic costs, or, if the Company defaults on its required payments of historic costs if and when they are due, in addition to interest on late or defaulted payments, marketing rights can be diluted for the defaulting party. As well, there is no assurance that the Company will have the required funds on hand when the payments are required to be made. Finally, there is no assurance that the level of support provided by De Beers will continue in the future. In addition, during the development phase, if either party is unable to fund its proportionate share, this party me be diluted.

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

(dd) The MPV Shares may be delisted from NASDAQ, and if this occurs, shareholders may have difficulty converting their investment into cash efficiently.

NASDAQ has established certain standards for the continued listing of a security on this exchange. If the MPV Shares were to be excluded from NASDAQ, the prices of the MPV Shares and the ability of shareholders to sell such stock would be adversely affected. If the Company were to be delisted, the Company would be required to comply with the initial listing requirements to be relisted on NASDAQ.

(ee) The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a PFIC during the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the tax year ending December 31, 2015, and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

On July 30, 2014 Camphor, incorporated on May 9, 1986 (as Sierra Madre Resources Inc.), continued into Ontario, and Camphor amended its articles and continued incorporation under the Business Corporations Act (Ontario), transferring from the Company Act (British Columbia).

On October 1, 2014, Camphor, and the Company were amalgamated under the name “Mountain Province Diamonds Inc.”

On October 2, 2014, 2435386 Ontario Inc. (“Newco”) was incorporated as a wholly owned subsidiary of the Company. At the request of the project debt facility lenders, the participating interest of the Company in the Gahcho Kué Project was transferred to Newco in exchange for common shares of Newco.

On October 3, 2014, 2435572 Ontario Inc. was incorporated as a wholly owned subsidiary of the Company.

On October 3, 2014, the Company transferred the shares of Newco to 2435572 Ontario Inc.

The Company is domiciled in Canada.

The names of the Company's subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this Annual Report, are as follows:

Name of Subsidiary	Date of Incorporation	Juridiction of Incorporation
2435386 Ontario Inc.	October 2, 2014	Ontario Canada
2435572 Ontario Inc.	October 3, 2014	Ontario Canada

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

The direct and indirect subsidiaries of the Company, represented diagrammatically, are as follows:

The Company's registered, records, administrative, and executive office is at 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario, Canada M5J 2S1, the telephone number is (416) 361-3562, and the fax number is (416) 603-8565.

The Company's initial public offering on the VSE was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company listed its shares on the TSX (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the Vancouver Stock Exchange (now known as the TSX Venture Exchange and prior to that, as the CDNX) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on the NASDAQ under the symbol “MDM”. Prior to December 31, 2014, the Company’s shares traded on the NYSE MKT (formerly NYSE Amex). Prior to April 4, 2005, the Company's shares traded on the OTCBB under the symbol "MPVI". The Company is also registered extra-provincially in the Northwest Territories, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Company files reports in the United States pursuant to Section 13 of the Securities Exchange Act.

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

On January 19, 2007, the Company announced that Camphor had accepted an offer letter from the Company in terms of which the Company offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor Ventures on the basis of 0.41 MPV Shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Company’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Company’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor. The Notice expired June 19, 2007 and the Company took up the balance of the Camphor shares. Camphor Ventures was de-listed in July 2007. On October 1, 2014, Camphor and the Company amalgamated under the name “Mountain Province Diamonds Inc.”

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

1.1     Introduction

The Company is a natural resource property exploration and development company. At this time, the Company has interest in one natural resource property – its 49% interest in the Gahcho Kué Property located in the Northwest Territories of Canada. See "Item 4D - Property, plants and equipment".

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

In May 2014 the 2014 Technical report was filed on EDGAR under Form 6K and on the relevant Securities Commissions in Canada on SEDAR. The authors of the report concluded that the Gahcho Kué Project is economically viable, technically credible, and environmentally sound.

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board had issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources (of the Government of the Northwest Territories.

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project had received approval of the Type A Water License by the Minister of Environment and Natural Resources of the Government of the Northwest Territories (GNWT), the Hon. Michael J. Miltenberger.

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

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property also known as the Gahcho Kué Project, which is located in the Canada’s Northwest Territories. The Gahcho Kué Project is in the development stage.

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

Mineral Properties

The Company’s main property is the Gahcho Kué Project.

Amended and Restated Joint Venture Agreement

On July 3, 2009, the Company entered the “2009 Agreement” with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the 2002 Agreement entered into by the Participants. Under the 2009 Agreement:

1.	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
6.	Mountain Province would repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

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

• $10 million following the issuance of the construction and operating permits – paid October 27, 2014;

• $10 million following the commencement of commercial production; and

• The balance of approximately $24.4 million plus approximately $25.0 million of accrued interest within 18 months following commencement of commercial production. At December 31, 2014, accumulated interest of approximately $16.4 million is owing. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the payments described above.

Extracts from Technical Report

Unless otherwise stated, the technical information in this section from the sub-headings “Property Description and Ownership” to “Conclusion” is based upon Independent Qualified Person's Technical Report dated May 13, 2014 as amended May 27, 2014 (with information effective as of March 31, 2014) (the "2014 Technical Report") entitled "Gahcho Kué Project, 2014 Feasibility Study Report, NI 43-101 Technical Report " prepared for the Gahcho Kué Project by JDS Energy and Mining Inc. and Hatch Ltd. by:

•	Daniel D. Johnson, P.Eng. (JDS)
•	Kenneth Meikle, P.Eng. (JDS)
•	Dino Pilotto, P.Eng. (JDS)
•	Kato Lone, Eng. (Hatch)

The details about the 2014 Technical Report were filed on EDGAR on May 28, 2014under Form 6K. The full Technical Report was also filed on SEDAR on May 28, 2014.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2014 Technical Report.

The following are the financial and project highlights from the 2014 Technical Report:

•	Project IRR including sunk costs	21.9%*
•	Project IRR excluding sunk costs	32.6%
•	Initial project capital	$858.5 million
•	Working capital	$80.1 million
•	Sustaining capital including mine closure	$92.7 million
•	Operating costs	$72.51 per tonne
•	Project mine life	12 years
•	Average annual production	3 million tonnes
•	Total diamond production	53.4 million carats
•	Average annual diamond production	4.45 million carats
•	Diamond price	US$118.38 per carat**

*After taxes/royalties and unleveraged

**The base case model uses an average realized diamond price of US$118.38 per carat derived from WWW (based on their February 2014 price books) over LOM. No marketing fees has been assumed.

Property Description & Ownership

The Gahcho Kué Project is a joint venture of De Beers Canada and the Company, with ownerships of 51% and 49%, respectively. On October 2, 2014, 2235386 Ontario Inc. Newco was incorporated and the participating interest of the Company in the Gahcho Kué Project was transferred to this entity in exchange for common shares of Newco. On the same day, the Company assigned the shares of Newco to 2235386 Ontario Inc. (“Holdco”), as acknowledged by De Beers Canada. The restructuring of the Company’s participating interest in the Gahcho Kué Project was completed at the request of the Company’s project lenders.

The property is located in the Northwest Territories (NWT) of Canada, in the District of Mackenzie, 300 km east-northeast of Yellowknife and 80 km east-southeast of the existing Snap Lake Mine (operated by De Beers Canada). The site lies on the edge of the continuous permafrost zone in an area known as the barren lands. The surface is characterised as heath/tundra, with occasional knolls, bedrock outcrops, and localised surface depressions interspersed with lakes. A thin discontinuous cover of organic and mineral soil overlies primarily bedrock, which, occurs typically within a few metres of surface. Some small stands of stunted spruce are found in the area. There are myriad lakes in the area. Kennady Lake, under which the kimberlite pipes lie, is a local headwater lake with a minimal catchment area.

Access to the site is by floatplane in the summer and by aircraft equipped with skis or wheels in the winter. During winter, larger aircraft such as a Dash-7 and Super Hercules L100 Transport can operate from an artificially thickened ice landing strip on the lake. A gravel airstrip will be constructed at the onset of the construction period to provide year round access for similar sized aircraft.

A winter road connects Yellowknife to the Snap Lake, Ekati, and Diavik mines during February and March each year (Figure 1-1). The road is operated under a Licence of Occupation by the winter road JV Partners who operate the Ekati, Diavik, and Snap Lake mines. The road passes within 70 km of the Gahcho Kué site, at Mackay Lake. A 120 km winter road spur has been established from Mackay Lake to the project site, and was open in 1999, 2001, 2002, 2006, 2013 and 2014. The 120 km winter road spur will be constructed each year to support the mine construction and operation.

The Gahcho Kué kimberlite deposits are located within a series of mineral leases as shown in Figure 1-2. Surface rights (land leases) have been applied for by De Beers and are shown in Figure 1-3.

Figure 1-1: Location of Gahcho Kué

Figure 1-2: Mineral Lease Boundary Map

28

Figure 1-3: Permit Lease Boundary

Geology, Resources & Reserves

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

The baseline estimation and classification of the mineral resources was completed by AMEC Americas Limited (“AMEC”), summarised in the 2009 Technical Report. Additions /modifications to the AMEC mineral resource for the Tuzo Deep mineral resources deeper than 300 metres below surface (mbs) elevation are summarised in the 2013 Technical Report, Update of the Mineral Resource Estimate for the Tuzo Kimberlite prepared by Mineral Services Canada Inc. (“Mineral Services”) as a result of an additional ‘Tuzo deep’ drilling program undertaken in 2012.

The Gahcho Kué Project resources are summarised in Table 1.1. JDS Energy and Mining Inc. (“JDS”) has reviewed both the 2009 Technical Report and 2013 Technical Report, Update of the Mineral Resource Estimate resource statements and has compiled the information into a single resource estimate table for the Report. JDS is of the opinion that the resource estimates presented in Table 1.1 provide an accurate and complete basis for the 2014 feasibility study. JDS determined the appropriate conversion of resources to reserves through the mine design process and economic analysis described in the 2014 Technical Report. The optimization results and subsequent mine design have determined the economic mineral reserve estimate for each pipe as summarised in Table 1.2.

Table 1.1: Mineral Resource Summary (March 31, 2014)

		Volume	Tonnes	Carats	Grade
Resource	Classification	Mm3	Mt	Mct	cpht
5034 - (Amec 2009)	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne - (Amec 2009)	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo - (Amec 2009) (0-300 mbs)	Indicated	5.1	12.2	14.8	121
Tuzo - (Mineral Services 2013) (300-564 mbs)	Indicated	1.5	3.6	6.0	167
	Inferred	3.7	8.9	14.4	161
Summary	Indicated	14.0	33.8	56.6	167
	Inferred	4.7	11.3	18.5	163

Notes:

(1) Mineral Resources are reported at a bottom cut-off of 1.0 mm.
(2) Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
(3) Volume, tonnes and carats are rounded to the nearest 100,000.

(4) Tuzo volume and tonnes exclude 0.6 Mt of a granite raft and CRX_BX.
(5) Resources have been reported in this report to remain consistent with previous technical reports.

Table 1.2: Mineral Reserve Estimate

Pipe	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)
5034	Probable	13.4	23.2	1.74
Hearne	Probable	5.6	11.7	2.07
Tuzo	Probable	16.4	20.6	1.26
Total	Probable	35.4	55.5	1.57

The economic viability presented in Sections 13 to 15 of the 2014 Technical Report confirms that the probable reserve estimates meet and comply with CIM definitions and NI 43-101 standards. The authors of the 2014 Technical Report conclude that the project is economically viable using current diamond prices and prevailing long-term price estimates. Detailed mine planning and economic evaluation have been performed on a sub-set of the results summarised in Table 1.2.

This 2014 Feasibility Report did not identify any mining, metallurgical, infrastructure or other relevant factors that may materially affect the estimates of the mineral reserves or potential production.

Mining

The mine design and consequent mine plan considers indicated and inferred mineral resources of the 5034, Hearne, and Tuzo kimberlite pipes. Conventional truck/shovel mining utilising 29 m3 bucket diesel hydraulic front shovels, a 17 m3 front-end loader and 218 t class haulage trucks will be employed to mine the kimberlite and waste quantities. This large fleet will be augmented by 12 m3 bucket front-end loaders and excavators and 90 t haul trucks.

Pit designs were developed using optimised Whittle shells as a basis, and these were used to develop the mine production plan and schedule. The plans were optimised to smooth waste stripping requirements, while ensuring adequate kimberlite exposure to meet kimberlite feed requirements, as well as waste storage considerations within the Hearne and 5034 throughout the mine life.

Pre-stripping began on land in the northern half of the 5034 pit in 2014, with the majority of the granite waste used for road, dyke and infrastructure pad construction. Unsuitable overburden material will be placed in the South mine rock pile. Mining continues in the northern portion of 5034 until 2015, when mining in the southern half of the 5034 pit begins. Full production capacity of approximately 250,000 tonnes of kimberlite per month is expected to be reached by 5034 in January 2017.

Pre-stripping/pioneering of Hearne pit is scheduled to start in January 2017. Approximately half of kimberlite production will be sourced from Hearne from 2017 to 2019, slowing in 2020 as Hearne reaches the final deepest benches. Priority has been placed on mining Hearne in these years in order to open up waste storage capacity within the pit as soon as it has been completed. Hearne will be mined with no internal phases. During 2020, as Hearne is completed, equipment will begin stripping the first phase of Tuzo. Processed kimberlite will be diverted to the mined-out Hearne pit. Once dewatering is complete in 2022, Phase 1 of Tuzo will also be completed and the expansion to Phase 2 will begin. In 2023, the 5034 pit is scheduled to be completed. From this point on, mine rock from Tuzo will be placed in the mined-out 5034 pit. Tuzo mining continues at 3 Mt/a until 2028.

Recovery Methods

The Gahcho Kué Project will mine kimberlite resources from three different deposits: 5034, Hearne, and Tuzo. In the process plant, this material will be treated via crushing, screening, dense media separation and x-ray sorting, to produce a diamond rich concentrate that will be hand sorted on site with the resulting diamond product sent to Yellowknife for final cleaning and Northwest Territories Government valuation. The processing plant is targeting the recovery of liberated diamonds in the 1 to 28 mm size range. The processing plant is designed for efficient diamond recovery over the plant’s 12-year life. The Gahcho Kué Plant processes will be automated to allow high-quality production with minimal human intervention.

Site & Infrastructure

The Gahcho Kué site is typical of many northern Canadian mining operations that lack local and regional infrastructure such as permanent road access, navigable shipping routes and ports, and external utilities. Therefore, the Gahcho Kué site requires extensive infrastructure to sustain operations, including power generation, sewage and water treatment, personnel accommodation, storage facilities for materials delivered on the limited annual winter ice road, and an aerodrome to provide year-round cargo, food and passenger aircraft access. The overall site plan is shown in Figure 1-4.

The majority of supplies during construction and operation will be shipped to site during a ten-week winter road season. A 120 km winter access spur road will be constructed each year to connect the project site to the Tibbitt-to-Contwoyto winter road at km 271, just north of Lake of the Enemy.

The layout of the site is based on several criteria:

o	all major structures to be founded on bedrock
o	compact footprint for minimal land disturbance and maximum site operations efficiency
o	compact building sizes and layout for maximum energy efficiency
o	efficient facility access for personnel and vehicles during construction and operations
o	minimal impact of winter road truck traffic around the site.

Figure 1-4: Overall Site Plan

Environmental & Socioeconomic

Baseline biophysical information has been collected since 1996. In recent years, there has been a concerted effort to obtain information that will provide an appropriate basis for use in the future monitoring programs to identify potential effects and to evaluate impact predictions and monitor the efficacy of mitigation.

Multiple environmental monitoring and management plans have been prepared to track and mitigate any impact that the project has on the environment. Water management plans are adaptations of plans used successfully at other NWT diamonds mines. At Gahcho Kué, all potentially contaminated water is kept within a controlled management basin formed by natural drainage patterns. Excess storage capacity allowances created by initial lake dewatering activities provide for operational flexibility and contingencies. Normal mine operations incorporate a program of progressive reclamation that minimizes costs and allows timely monitoring of performance. The mined-out 5034 and Hearne pits are used for waste storage during the later years of the mine life providing ample time for completion of the reclamation of the waste storage areas used during the years.

De Beers Canada has prepared an Environmental Impact Statement (EIS) for the project. Based on the EIS the Project has completed an Environmental Impact Review (EIR) process with the Mackenzie Valley Environmental Impact Review Board (MVEIRB). The MVEIRB process was completed in 2013 and based on Review Panel’s recommendation, the Federal Minister approved the project on October 22, 2013, and the project entered into the permitting and licensing phase.

The Mackenzie Valley Land and Water Board (MVLWB) issued a Land Use Permit (LUP) on November 29, 2013 to undertake preliminary (early or pioneer work associated with camp, airstrip, fuel storage, equipment mobilization, etc) in preparation for the development of the Gahcho Kué diamond mine. On November 28, 2013, De Beers submitted an application for the Type A Land Use Permit (LUP) and Type A Water Licence (WL) for the Gahcho Kué diamond mine.

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board has issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources of the Government of the Northwest Territories (GNWT).

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project had received approval of the Type A Water License by the Minister of Environment and Natural Resources of the Government of the Northwest Territories, the Hon. Michael J. Miltenberger.

De Beers received approval from the Department Fisheries and Oceans Canada (DFO) under the Fisheries Act to undertake the necessary activities that impact fish habitat. These permits/authorizations were received in 2014 to allow the fish out to commence. An application was submitted for authorization of dykes and dams under the Navigation Protection Act. These permits/authorizations were received in Q4 of 2014 to allow the mine to begin full-scale construction.

A Socioeconomic Agreement (SEA) for the project was signed with the Government of the Northwest Territories (GNWT) on June 28, 2013. The SEA establishes hiring priorities and employment incentives for the project, training and employment objectives, business procurement objectives and it outlines how De Beers and the GNWT will work together to ensure the health and cultural well-being of NWT Residents. The mine will create close to 1,000 jobs during the two-year construction phase and some 450 permanent jobs during the 12-year operational phase.

Additional employment will be created by the multitude of service providers to the project. Territorial taxes, federal taxes, and royalties are estimated to be approximately $1,500 M during the life of the operation. In addition, property and payroll taxes will add significant tax revenues to the local municipality. Impact and Benefit Agreements (IBAs) are in place or under final stages of negotiations for the First Nation groups in the vicinity.

Project Execution

Project execution for the Gahcho Kué Project is based on tested and proven principles utilised in the development of diamond mines in the Canadian Arctic.

The only road access to site will be an ice road that will be used to transport all heavy and bulky material. The ice road is open for two months every year, generally in February and March. The execution strategy has been developed around this constraint. People and goods for the camp will be flown into the site area along with smaller and lighter equipment and material required for the construction work that can be mobilised by air. Until the airstrip is operational, personnel will be flown in via small aircraft during the summer and large fixed-wing aircraft landing on an ice airstrip during winter.

Procurement activities started in the fall of 2013 for packages critical to the 2014 winter road. All future activities have taken into consideration lead time for equipment, bulks and fabrication as well as quality inspection requirements and the need for on-site expediting. Lead times were established through contact with potential bidders during the fall of 2013.

Engineering activities have been well advanced in the feasibility study phase. All long lead equipment has been purchased and the early works packages to be constructed in 2014 have been developed so that construction can be well planned and executed in a safe manner. Engineering has been sequenced from construction and procurement activities so that equipment and facilities are designed in time to order and deliver components and materials to site as scheduled.

Table 1.3 highlights the key project milestones of the project.

Table 1.3: Key Period Milestones

Milestone	Start	Finish
Pioneer Works Permit Issued / Start work	Dec. 2013	Dec. 2013
2014 Ice Road	Feb. 2014	Feb. 2014
Air Strip Operational	May 2014	Dec. 2014
Permanent Camp Installation	June 2014	Nov. 2014
Land Use Permit/Water Licence Issued	Oct. 2014	Oct. 2014
2015 Ice Road	Feb. 2015	Feb. 2015
Concrete Works	April 2015	April 2015
Mechanical Works	May 2015	May 2016
Emulsion Plant Completed	Dec. 2015	Dec. 2015
Truck Shop Completed	Dec. 2015	Dec. 2015
2016 Ice Road	Feb. 2016	Feb. 2016
Process Plant Mechanical Completion	May 2016	May 2016
Commissioning Commence	May 2016	May 2016
First Kimberlite in Plant	Sept. 2016	Sept. 2016
Ramp Up To Full Production	Sept. 2016	Jan. 2017

Capital Cost Estimate

The capital cost estimate is based on:

o	Contingency established via Quantitative Risk Analysis (QRA).
o	A combination of committed and firm bid prices for major mobile mining equipment
o	Budget prices for the minor mobile equipment.
o	Firm and budget proposals for select equipment packages.
o	Material Take-Offs (MTOs)
o	Labour rates were from the general contractor (Ledcor Projects Inc.)

o	Committed unit labour rates for earthworks equipment operators
o	Labour productivity based on historical project experience with cold environment projects.
o	Freight cost calculations.
o	The project schedule outlined in 2014 Technical Report execution plan.
o	Detailed estimates of indirect costs.

Applying escalation to costs scheduled to be spent beyond 2013.

The capital cost for the project is C$1,019 million including C$75.6 million of contingency.

Table 1.4 summarizes the capital cost by Work Breakdown Structure (WBS).

Table 1.4: Capital Cost Estimate by WBS

WBS	Description	CAD (M)
1000	Mine Operations	188.8
2000	Site Development & Roadworks	10.3
3000	Process Facilities	134.4
4000	Utilities	48.9
5000	Ancillary Buildings	51.8
6000	Waste & Water Management	6.1
7000	Off-site Facilities	0.4
Subtotal - Direct Costs =		440.7
8000	Owner’s Management Costs	100.2
9000	Indirect Costs	360.5
Subtotal – Owners + Direct Costs =		460.7
9900	Contingency	75.6
9910	Escalation	42.0
Total - Projects		1,019.0

The $1,019 M capital costs figure shown in Table 1.4 includes Sunk Costs for 2011, 2012 and 2013 totalling $118.6 M. The capital cost includes escalation during construction the construction phase $42.0 M; but excludes initial working capital ($80.1M) and operating costs during the ramp up phase ($81.9). Excluding the sunk costs the total capital required (in 2013 dollars) prior to commercial production is $1,020.5 M.

Operating Cost Estimate

The operating cost estimate was developed by JDS based on first principles and by applying direct applicable project experience and avoiding the use of general industry factors. JDS is of the opinion that the operating cost estimate is an accurate representation of the mine operating costs based on the reasonable inputs and assumptions made at the time.

Operating cost estimate inputs were provided by De Beers, based on operating experience at the Snap Lake Mine in the NWT and the Victor Mine in Northern Ontario. The operating cost estimates use the labour classification and wage scales currently employed by Snap Lake, and much of the G&A cost estimate details were derived from actual cost data from the Snap Lake mine.

Certain sectors of the operating costs begin during the construction phase (mining, power generation, freight, and G&A) and continue through the life of the mine. All costs incurred during the construction phase have been capitalised and are part of the capital cost estimate.

The target accuracy of the operating cost estimate is -5%/+15%, which represents a Feasibility Study Budget/Class 3 Estimate. The average annual operating cost estimate and average LOM unit costs for the Gahcho Kué project are summarised in Table 1.5 in Q3 2013 Canadian dollars.

Table 1.5: Operating Cost Estimate Summary

WBS	Description	Average Annual Cost ($)	Average Mined ($/t)	Average Processed ($/t)
A	Mine	98,505,321	3.49	33.24
B	Process	22,118,252	0.78	7.46
C	Power	17,886,381	0.63	6.04
D	Freight	18,646,525	0.66	6.29
E	G&A	41,701,193	1.48	14.07
F	Contingency	7,198,648	0.26	2.43
G	Management Fee	6,361,794	0.23	2.15
-	Total	212,418,114	7.54	71.68

Note: Unit costs per tonne mined are presented against materials mined in the operational phase only. Cleaning/Sorting cost at $0.546/ct ($0.83/t processed) is in addition to the $71.68/t processed ($72.51/t processed).

Financial Analysis

The financial evaluation of the project has been undertaken on an after-tax, unleveraged, real rate of return to the GK Project JV partners as a whole. The analyses assumed that three kimberlite bodies will be developed, with production on the first pipe (5034) starting in September 2016 as part of the scheduled plant ramp up. Mill feed, derived from indicated reserves with modelled carats plus limited additional material at zero carat grade (as mill feed dilution), was used in the 2014 FS. Production, including ramp up, extends over roughly 12 years. All production, costs and revenues are based on calendar fiscal years.

The project provides a real rate of return to the partners of 32.6% and a real net present value (NPV) at 10% of C$1,004.8 M in calendar 2013 Canadian dollars, excluding all sunk costs to the end of 2013. In the scenario of including sunk costs incurred to end of 2013, the project provides a real rate of return of 21.9% and a real NPV at 10% of C$747.3 M. In the sunk cost excluded scenario, the project is most sensitive to changes in diamond prices, with real dollar returns decreasing the IRR by 4.5% for a 10% reduction in prices and increasing the IRR by 4.2% for a 10% increase in prices. The project shows a lesser sensitivity to capital with IRR figure changing by +3.1%/-2.7% for a ±10% change in capital. The sensitivity to operating cost is ±1.4% for a ±10% change in the operating costs.

Data Verification

JDS has reviewed Data Verification processes undertaken in the previous Technical Reports. JDS is of the opinion that the Data Verification is adequate for use in the Report. A summary of data verification from these reports is provided below. Independent data verifications were undertaken on a number of occasions between 1999 and 2012:

o	1999, 2004, 2007 – independent consultants made site visits to review quality assurance/quality control (QA/QC)
o	1999 – external consultant audit of the 1999 evaluation program
o	2000 – geology (petrological) peer review
o	2004 – geotechnical and hydrogeology consultants QA/QC site visit, internal and external mineral resource evaluation data base audits, geology (petrological) peer review, Gemcom® three-dimensional (3D) model peer review
o	2007 – internal and external petrological peer reviews; external verification of macro-diamond resource evaluation data set
o	2008 – external review of 2003 Technical Report resource estimation and density (rock density) models.
2012 – peer review of updated geological models and Mineral Resource estimates; external consultant reviews of geological solid models and zonal estimate for Tuzo Deep Lower.

Resource evaluation database verification included the following:

o	audits of drill collar locations and lengths
o	down-hole survey data
o	geological logs
o	bulk density data
o	macro-diamond data.

Data storage and verification procedures are adequate to support the geological interpretations and mineral resource estimation. Data are stored digitally using appropriate database management software (Microsoft Access®), are being migrated into a diamond sampling workflow-based repository running on a SQL server located in Toronto, and are backed up periodically to ensure against loss of data due to failure of a single computer or hard drive. Original data are properly stored as paper and/or digital files with appropriate backups. Most paper files were scanned and stored digitally. The project database undergoes periodic internal verification as well as periodic audits by external reviewers.

Diamond Valuations

JDS has relied on WWW International Diamond Consultants (WWW) for diamond valuation. WWW are recognised international leaders in this field, and are the valuers to the Federal Government of Canada for the Canadian diamond mines in the Northwest Territories. This information was used in support of the financial analysis noted above. JDS has also relied on De Beers (DTC marketing division) for diamond valuation along with the WWW diamond valuations in support determining the reserves. JDS believes it is reasonable to rely on De Beers valuations, as the Diamond Trading Company (DTC) is the rough diamond distribution arm of the De Beers Companies and is the world’s largest supplier of rough diamonds.

Similarly, JDS has relied on De Beers and MPV for the diamond price escalation estimate. De Beers and MPV conducted their own market analysis and determined that a 1.5% real growth rate in USD diamond prices be used in the financial analysis which has been accepted as reasonable for the current market.

For the financial analysis, the diamond prices reference a non-public report: Re-Price & Modelling of the Average Price of Diamonds from the Gahcho Kué Diamond Project – February 2014 (WWW 24-Feb-2014), which JDS has reviewed and accepts as reasonable.

In February 2014 Mountain Province Diamonds (MPV) retained the services of WWW International Diamond Consultants (WWW) to re-price diamonds recovered from bulk sampling of the Gahcho Kué Project and update the modelled values of average price (AP = dollars per carat). WWW last valued these diamonds in April 2011 and carried out a re-pricing and re-modelling exercise in March 2012

The re-pricing and modelling exercise are based on the WWW price book as at 24 February 2014. (Non-public Report: Re-Price & Modelling of the Average Price of Diamonds from the Gahcho Kué Diamond Project – February 2014)

WWW valued 8,317.29 carats from four separate bulk samples in April 2011. These samples have been re-priced using WWW’s proprietary price book as at 24 February 2014 giving a total value of US$1,445,068 and a combined AP of US$174 per carat.

These models are based on the SFD models produced by De Beers based on a 1.00mm bottom cut off, and are based on the diamond market as at 24 February 2014.

De Beers produced the SFD models from their micro-macro grade models and apply modifying factors for recovery efficiencies and bottom cut off if applicable (see description in Item 14- Mineral Resource Estimates).

The terms “minimum” and “high” have been used deliberately and are explained as follows:

o	Based on analysis of the bulk samples, WWW believes it is highly unlikely that the average price for the four zones will be lower than the minimum values shown in Table 19.1.
o	In the larger sizes the modelled values could be higher than those used in the “high” models. (i.e. the high values are not maximum values.)
o	For mine feasibility studies WWW recommends using the base case models for defining the resource/reserve. The “minimum” and “high” models are included for sensitivity analysis.

Table 19.1: Summary of WWW February 2014 Diamond Prices

Pipe	Sample	High Model	Model	Min Model
5034 Centre	196	167	132	114
5034 West	102	172	131	118
5034 NE	196	194	142	120
Hearne	88	137	107	97
Tuzo	298	134	101	95
o	Note: All prices in $US/carat

The primary case for the economic analysis is based on the Model prices in $US for 2014 as summarised in Table 19.2. To clarify the naming conventions used elsewhere and reflect the prices assigned to the pit/facie combinations referred to in the mine schedule and described/determined in the reserves section, note the following:

5034 Centre	5034-CP

5034 West	5034-WP and 5034-ST

5034 NE	5034-NE and 5034-NT

Hearne	Hearne

Tuzo	Tuzo

Table 19.2: Summary of Diamond Prices Used in Economic Analysis

Pit (and zone)	WWW Price
5034-CP	132.00
5034-WP	131.00
5034-NE	142.00
5034-NT	142.00
5034-ST	131.00
Hearne	107.00
Tuzo	101.00

JDS has reviewed the WWW diamond valuation report and made comparisons to the latest diamond pricing information provided by De Beers and as such, it is JDS’ opinion that the WWW diamond values represent a “reasonable price level’ to use as a basis for the economic analysis. Notwithstanding the “reasonable price level”, JDS notes that diamond price estimates represent a viewpoint at a given point in time and may not accurately reflect realised prices over the life of the mine operation.

Conclusions

The authors of the 2014 Technical Report are of the opinion that the Gahcho Kué Project is economically viable, technically credible, and environmentally sound.

The Gahcho Kué Project is economically viable, generating C$7,720.8 M in RV (realised value) revenues over a 12-year mine life resulting in a 32.6% IRR (real rate of return) and a $1,004.8 M NPV (net present value) at 10% excluding sunk costs of $259.5 M incurred prior to Dec 31, 2013. Including sunk costs of the project yields a 21.9% IRR and $747.3 M NPV. Total life of mine (LOM) capital costs are estimated at $1,290.8 M consisting of: $140.9 M sunk costs (pre-2011); $118.6 M sunk costs (2011-2013); $858.5 M initial capital; $80.1 M working capital; and $92.7 M sustaining and closure costs. Total LOM pre-tax cash operating costs are estimated at $2,542.8 M, which equates to $72.51/t processed or $47.62/ct recovered. Operating costs incurred during the initial ramp up phase are estimated at $81.9 M.

The Gahcho Kué Project is technically credible, utilising designs and practices that are proven in the Canadian diamond industry. The project design is based on the open pit mining of the 5034, Hearne and Tuzo deposits in a concurrent/sequential fashion (5034 and Hearne mined initially followed by Tuzo). Mine plans call for the extraction of 315 Mt of waste and 35.1 Mt of mill feed over a 15-year period (including construction/pre-production) utilising industry standard drill/blast equipment, truck/shovel equipment and pit designs that are similar to other open pit diamond mines operating in the area. The kimberlite processed includes Mineral Reserves, as well as an additional 1.2 Mt of dilution that will be processed through the mill. This added tonnage is at zero grade and does not provide any additional revenue, and is comprised of external waste at depth that is included in the pit design and is not classified as an Indicated Resource. Kimberlite will be fed to a 3.0 Mt/a processing plant with three stages of crushing, DMS, and X-ray/grease diamond recovery circuits. Process plant designs and equipment selections are based on experience from other De Beers operations and utilize proven suppliers. Security measures and designs are based on current De Beers’ standards and practices.

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

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board has issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources of the Government of the Northwest Territories.

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project has received approval of the Type A Water License by the Minister of Environment and Natural Resources of the Government of the Northwest Territories, the Hon. Michael J. Miltenberger.

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

•     $10 million following the issuance of the construction and operating permits – paid October 27, 2014;

•     $10 million following the commencement of commercial production; and

•     The balance of approximately $24.4 million plus approximately $25.0 million of accrued interest within 18 months following commencement of commercial production. At December 31, 2014, accumulated interest of approximately $16.4 million is owing. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

The following table outlines the Gahcho Kué Project costs (at 100%) to date:

Period of Time	Amount
Agreed historic sunk costs to December 31, 2008	$120,000,000
Expenditures January 1, 2009 to December 31, 2009	1,612,115
Costs for Feasibility Study from August 2009 to December 2009 (of approved budget of $10 million)	2,531,056
Total Costs to December 31, 2009	$124,143,171
Expenditures January 1, 2010 to December 31, 2010	10,810,895
Costs for Feasibility Study from January 2010 to December 2010 (of approved budget of $10 million)	5,664,026
Total Costs to December 31, 2010	$140,618,092
Expenditures January 1, 2011 to December 31, 2011	16,834,887
Costs for Feasibility Study from January 1, 2011 to December 31, 2011	466,526
Total Costs to December 31, 2011	$157,919,505
Expenditures January 1, 2012 to December 31, 2012	21,698,473
Costs for Feasibility Study from January 1, 2012 to December 31, 2012	98,034
Total Costs to December 31, 2012	$179,716,012
Expenditures January 1, 2013 to December 31, 2013	79,849,858
Costs for Feasibility Study from January 1, 2013 to December 31, 2013	Nil
Total Costs to December 31, 2013	$259,565,870
Expenditures January 1, 2014 to December 31, 2014	$285,835,764
Costs for Feasibility Study from January 1, 2014 to December 31, 2014	Nil
Total Costs to December 31, 2014	$545,401,634
Budget January 1, 2015 to December 31, 2015	$443,000,000

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2014

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

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

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml , and on the Company’s website at www.mountainprovince.com

COMPANY HIGHLIGHTS

On March 26, 2015, the Company announced that primary syndication of the US$370M term loan facility has been successfully completed.

On February 18, 2015, the Company announced the diamond recovery results from the 2014 Tuzo Deep drill program. The 2014 Tuzo Deep drill program successfully confirmed the continuity of the Tuzo kimberlite to a depth of more than 740 meters below surface.

On February 18, 2015, the Company announced that it is undertaking a $95 million rights offering (the “Offering”) in order to fund a US$75 million cost overrun facility, the arrangement of which is a condition precedent to drawdown of the previously announced US$370M term loan facility. The Company’s major shareholder, Mr. Dermot Desmond, has advised the Company that he intends to fully exercise his rights under the Offering. In addition, the Company has entered into a standby agreement with Mr. Desmond in terms of which Mr. Desmond has undertaken to fully subscribe for those rights not otherwise subscribed for under the Offering. Mr. Desmond will receive a 3% stand by fee.

The Company will issue to registered holders of outstanding Common Shares as at February 27, 2015 being the Record Date, one Right for each Common Share held. Under the terms of the Offering, every 5.69 Rights will entitle the holder thereof to purchase one Common Share at a subscription price of $4.00 per Common Share. Shareholders who fully exercise their Rights may subscribe pro rata for any additional Common Shares not otherwise subscribed for before the Expiry Date. The subscription price of $4.00 per Common Share is equal to a discount of approximately 16.1% from the volume weighted average trading price of the common shares on the TSX for the 5 day period ending on February 17, 2015.

On February 3, 2015, the Company received credit approval for the previously announced US$370M term loan facility.

For reasons unrelated to the specifics of the transaction or the Gahcho Kué project Deutsche Bank A.G. was replaced as a mandated lead arranger by the Bank of Nova Scotia (“Scotiabank”). Natixis S.A. and Nedbank Limited remain joint mandated lead arrangers with Scotiabank.

On December 24, 2014, De Beers Canada Inc. as Operator (“Operator”) of the Project, and the Company announced that an Impact Benefit Agreement (“IBA”) has been entered into with the Deninu Kué First Nation. During the year ended December 31, 2014, IBA’s were signed with the Tłı̨chǫ Government, the Yellowknives Dene First Nation, the Lutsel K’e Dene First Nation and the NWT Métis Nation. Six IBA’s have been finalized and no further IBA’s are required.

On October 16, 2014, the Company announced the closing of its previously announced bought-deal private placement of common shares, for gross proceeds of $75 million.

Scotia Capital Inc., on behalf of a syndicate including RBC Capital Markets and BMO Capital Markets (the “Underwriters”), sold 15,000,000 common shares of the Company at a price of $5.00 per share, by way of a bought-deal private placement. The Underwriters received a cash commission of 5% of the gross proceeds.

The Company also announced the closing of a concurrent non-brokered private placement of common shares at a price of $5.00 per share, for gross proceeds of $25 million.

The net proceeds of the private placements are being used to fund the continued development of the Company's Gahcho Kué project and for general corporate purposes.

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project received final approval of the Type A Water License by the Minister of Environment and Natural Resources (ENR) of the Government of the Northwest Territories (GNWT).

On June 27, 2014, the Company announced the closing of the previously announced non-brokered private placement (“Placement”) of common shares for gross proceeds of $45.5 million.

The Company issued 9,105,028 common shares at a price of $5.00 per share. The shares issued under the Placement are subject to a four month hold period. The Company’s major shareholder Bottin (International) Investments Ltd. subscribed for two million shares under the Placement.

Proceeds of the private placement were used to support the Company’s share of ongoing capital expenditures at the Gahcho Kué project and for general corporate purposes. A finder’s fee in the amount of $755,250 was paid in relation to the private placement, of which $300,000 was settled on July 14, 2014 by the issuance of 60,000 common shares at a price of $5.00 per share and the balance was settled in cash.

On April 2, 2014, the Company announced the results of an updated “2014 Feasibility Study NI 43-101 Technical Report” dated March 31, 2014, on the Gahcho Kué diamond project. JDS Energy and Mining Inc. (“JDS”) and Hatch Ltd. compiled and prepared the feasibility study NI 43-101 technical report for Mountain Province. The report was filed on May 13, 2014 and an amended report was filed on May 28, 2014.

On March 28, 2014, the Company announced the closing of its previously announced bought-deal private placement of common shares, for gross proceeds of $17.85 million.

BMO Capital Markets, on behalf of a syndicate including RBC Dominion Securities Inc. (the “Underwriters”), sold 3,500,000 common shares of the Company at a price of $5.10 per share, by way of a bought-deal private placement. The Underwriters received a cash commission of 5% of the gross proceeds.

The Company also announced the closing of a concurrent non-brokered private placement of common shares at a price of $5.10 per share, for gross proceeds of $10.39 million.

The net proceeds of the private placements were used for the continued development of the Company's Gahcho Kué project and for general corporate purposes.

Financial position

As at December 31, 2014, Mountain Province had cash and short-term investments of $81,041,749 and a working capital balance of $46,796,338. See Financial Position and Liquidity below.

Overview

Mountain Province was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’.

Mountain Province is a Canadian resource company and through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc. holds a 49% interest in the Gahcho Kué Project, located in the Northwest Territories of Canada and De Beers holds the remaining 51% interest. The Arrangement between the Company and De Beers is governed by the 2009 Agreement. The Company’s primary asset is its 49% interest in the Project.

Drilling, bulk sampling, environmental and engineering studies have been completed. A definitive feasibility study demonstrated an economically viable project. Major construction and operating permits have been issued and full-scale construction is underway. At this time there are no revenues from the Project.

OUTLOOK

The development of the Project remains the Company’s key focus. The Project feasibility study (“GK Feasibility Study”, “Feasibility Study”) of December 3, 2010 has been updated and a NI 43-101 compliant technical report was posted on SEDAR and EDGAR in May 2014.

On July 28, 2014, the Company announced the appointment of three leading international banks to arrange and underwrite a senior secured term loan facility of up to US$370M and on February 3, 2015, the Company announced that for reasons unrelated to the specifics of the transaction or the Gahcho Kué diamond mine Deutsche Bank A.G. has been replaced as a mandated lead arranger by the Bank of Nova Scotia (“Scotiabank”). Natixis S.A. and Nedbank Limited remain joint mandated lead arrangers with Scotiabank.

In addition to the planned US$370M loan facility the Company raised equity of $100 million in October 2014 by way of a private placement and on February 18, 2015 as discussed above, the Company announced that it is undertaking a $95 million rights offering in order to fund a US$75 million cost overrun facility which is a condition precedent to drawdown of the US$370M term loan facility. The proceeds of the equity financing and proposed debt facility will be used to fund the Company’s share of the construction cost of the Gahcho Kué diamond mine, associated fees, general and administrative costs, interest cost and repayment of $20 million of sunk costs owing to De Beers. Of the sunk costs, $10 million was paid on October 27, 2014 following the issuance of the construction and operating permits. The final $10 million payment is due on achievement of commercial production, which is expected in 2017.

As at December 31, 2014, the Company incurred financing fees of $2,570,914 (December 31, 2013 - $Nil). This consists primarily of legal, advisory fees and other financing expenses in relation to the loan facility.

JOINT VENTURE AGREEMENT

The Gahcho Kué Project is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the Project as a joint operation in accordance with IFRS 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Project.

On July 3, 2009, the Company entered into an amended and restated Joint Arrangement Agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Arrangement expenses to date of execution of the 2009 Agreement) – paid and expensed;
•	Up to $5.1 million in respect of De Beers’ share of the costs of the feasibility study (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments required);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) - paid March 15, 2011;
•	$10 million following the issuance of the construction and operating permits expected during 2014 (paid on October 27, 2014);
•	$10 million following the commencement of commercial production (commencement of commercial production means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant Mine has achieved and maintained 70% of rated Production specified in the relevant Feasibility Study); and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25 million within 18 months following commencement of commercial production, which is expected to take place by January 2017. At December 31, 2014, accumulated interest of approximately $16.4 million is owing. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

2435386 Ontario Inc. has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the remaining repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers and the Company accounts for the Project as a joint operation.

The underlying value and recoverability of the amounts shown for the Company’s Mineral Properties is dependent upon the ability of the Project to complete the successful funding and construction of the mine, and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUÉ PROJECT

The Project is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometers of each other.

Independent Feasibility Study

On April 2, 2014, the Company announced the results of the updated “2014 Feasibility Study NI 43-101 Technical Report” on the Gahcho Kué diamond project dated March 31, 2014. JDS and Hatch Ltd. compiled and prepared the feasibility study NI 43-101 technical report for Mountain Province.

The following are the financial and project highlights from the 2014 Feasibility Study Revision and Update for both Participants share of the Project.

•	IRR excluding sunk costs	32.6%*
•	NPV @ 10%	$1.005B
•	Capital to completion (2013$ unescalated)	$858.5M**
•	Working capital	$80.1M
•	Ramp up operating costs through Jan 2017	$82.0M
•	Sustaining capital LOM (including closure cost)	$92.7M
•	Operating costs (per tonne processed, incl. sorting)	$72.51
•	Mine operational life	12 years
•	Average annual production	3 million tonnes
•	Total diamond production	53.4 million carats
•	Average annual diamond production	4.45 million carats
•	Diamond revenue	US$149.66 per carat***

*After taxes/royalties and unleveraged

**Including $75.6M contingency

***Diamond revenue for the Feasibility Study is derived from the modeled diamond price estimate provided by WWW International Diamond Consultants (February 2014 price book) exclusive of any marketing fees post government valuation. Price forecasting is inclusive of a real 1.5% escalation over LOM. Average modeled diamond price in 2014 is US$118.38

The average annual production for the first three years of full production (2017 – 2019) is estimated at 5.6 million carats. The ramp up costs of $82.0M noted above does not take into consideration the revenue expected from the estimated production of approximately one million attributable carats during the production ramp-up period between September 2016 through January 2017.

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 1 below.

Table 1

Gahcho Kué Mineral Reserve Estimate

(JDS, March 2014 FS)

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.4	1.74		23.2
Hearne	Probable	5.6	2.07		11.7
Tuzo	Probable	16.4	1.25		20.6
Total	Probable	35.4	1.57	*	55.5

* Fully diluted mining grade

Independent Diamond Valuation

WWW International Diamond Consultants Ltd. (“WWW”) provided an updated independent valuation of the diamonds recovered from the Project. All diamond values presented below are based on the WWW Price Book as at August 8, 2014.

Table 2 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project.

Table 2

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	204	400,264
	West Lobe	1,132.14	108	122,607
Hearne		2,905.76	92	266,423
Tuzo		2,321.85	311	722,687
Total		8,317.29	$182	$1,511,981

Note: Total Dollars are the result of rounding.

In their report WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $23,000 per carat giving a total value of $227,700”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué.

Table 3 below presents models of the August 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 3

Pipe	High Model	Base Model	Low Model
5034 Centre	177	139	119
5034 West	181	138	123
5034 North/East	204	149	126
Hearne	144	112	102
Tuzo	141	105	99
Average	$163	$123	$113

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$123, which represents an approximate 40 percent increase over the WWW April 2010 average modeled price, which was the base case used in the 2010 feasibility Study. The WWW models use size distribution models (carats per size class) developed by De Beers.

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

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board (“MVLWB”) has issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources (“ENR”) of the Government of the Northwest Territories (“GNWT”).

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project has received approval of the Type A Water License by the ENR of the GNWT.

Gahcho Kué Development

The first blast in the quarry at Gahcho Kué occurred on December 13, 2013. Production of aggregate material for infrastructure foundations, roads and the landing strip is underway. Deliveries of machinery, equipment, fuel tanks, the main camp and other supplies were completed by the end of March 2014. Approximately 800 truckloads were delivered to Gahcho Kué on the 2014 ice road. Approximately 2,183 truckloads will be delivered on the 2015 ice road, which will include the diamond plant, mining equipment, explosives and fuel. As at March 2015 the overall project development is progressing according to plan. Construction of the Gahcho Kué mine is expected to be completed by early 2016, following which commissioning of the diamond plant will commence. Production is expected to commence during the second half of 2016.

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

Table 5 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 5

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	6.6 3.7	15.8 8.9	20.8 14.4	132 161
Summary	Indicated Inferred	14.0 4.7	33.8 11.3	56.6 18.5	167 164

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

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. A follow-up deep drilling program commenced in February 2014 to test the Tuzo kimberlite to a depth of at least 750 meters. On June 30, 2014, the Company announced the results of the 2014 Tuzo Deep drill program, which confirmed the continuation of kimberlite to a depth of more than 740 meters below surface. On March 4, 2015, the Company announced the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 6 below summarizes the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 6 – Tuzo Deep Caustic Fusion Diamond Recovery Results

	Number and Weight of Diamonds According to Sieve Size Fraction (mm)
	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	+3.350 -4.750	+4.750	Totals
Number of Diamonds	946	592	410	267	122	95	48	26	7	1	0	0	2,514
Weight (carats)	0.02	0.03	0.07	0.13	0.17	0.36	0.53	0.87	0.63	0.43	0.00	0.00	3.24

*Total sample weight 0.434 tonnes

*Total weight of recovered diamonds greater than 0.85mm: 2.46 carats

*Sample grade of diamonds greater than 0.85mm: 5.67 carats per tonne

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

Gahcho Kué Capital Program

As mentioned above, an update of the 2010 feasibility study was completed on March 31, 2014, which incorporates agreed revisions and clarifications, design refinements and cost adjustments to reflect changes since completion of the 2010 feasibility study. The expected capital cost from January 2014 to complete the development and commissioning of the mine is $858.5 million (unescalated in 2013 dollars), as discussed above under ‘Independent Feasibility Study’.

The capital budget for 2014 was approximately $211 million of which the Company was responsible for approximately $103.7 million excluding a management fee payable to the Operator. The 2014 capital program was focussed on completing detailed engineering design, final permitting, site preparation, construction and procurement for the 2015 winter road. The capital budget for 2015 is $442.72 million of which the Company is responsible for $216.9 million plus a management fee payable to the Operator. The 2015 capital program is focussed on the construction of the mine.

Results of operations

The financial results for the years ended December 31, 2014, 2013 and 2012 are reported under IFRS as issued by the IASB, as well as for the quarterly interim periods.

The Company’s only project is held through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc. The Company holds a 49% interest in the Gahcho Kué Project, located in the Northwest Territories of Canada and De Beers holds the remaining 51% interest. At March 26, 2015, the Company and De Beers are in the process of constructing the Gahcho Kué diamond mine, which is expected to be completed in early 2016. The total construction of the mine is expected to cost $1,019 million and at March 26, 2015 remains on time and on budget. At December 31, 2014, the Participants had spent approximately $330 million and committed approximately $280 million. The Company has no other sources of income and in order to fund its 49% share of the remaining construction costs of the Gahcho Kué diamond mine, the Company has raised equity and is in the process of finalizing a loan facility and the $95 million rights offering as mentioned above.

Selected Annual Information

	December 31, 2014	December 31, 2013	December 31, 2012
Interest income	$458,659	$355,428	$10,869,407
Operating expenses	(4,636,839)	(26,935,484)	(14,179,216)
Other expenses	(214,211)	(23,882)	(27,801)
Net loss for the period	(4,394,079)	(26,603,938)	(3,337,610)
Basic and diluted loss per share	(0.04)	(0.28)	(0.04)
Cash flow from operations	(8,858,684)	(32,619,536)	(13,786,541)
Cash, end of year	3,779,907	11,344,472	274,696
Total assets	300,994,512	110,367,203	95,590,052
Long-term liabilities	7,996,825	5,224,662	6,284,770
Dividend declared	Nil	Nil	Nil

FINANCIAL REVIEW

Three Months and Year ended December 31, 2014 compared to the Three Months and Year ended December 31, 2013

For the three months ended December 31, 2014, the Company recorded a net loss of $458,431 or $0.00 per share, compared to $6,839,466 net loss or $0.07 per share for the three months ended December 31, 2013. For the year ended December 31, 2014, the Company recorded a net loss of $4,394,079 or $0.04 per share, compared to $26,603,938 net loss or $0.28 per share for the year ended December 31, 2013.

Three Months and Year ended December 31, 2013 compared to the Three Months and Year ended December 31, 2012

For the three months ended December 31, 2013, the Company recorded a net loss of $6,839,466 or $0.07 per share, compared to $3,089,892 net loss or $0.04 per share for the three months ended December 31, 2012. For the year ended December 31, 2013, the Company recorded a net loss of $26,603,938 or $0.28 per share, compared to $3,337,610 net loss or $0.04 per share for the year ended December 31, 2012.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data

	Three months ended
	December 31	September 30	June 30	March 31
	2014	2014	2014	2014
	$	$	$	$
Earnings and Cash Flow
Interest income	260,229	97,195	41,746	59,489
Operating expenses	(658,851)	(1,011,609)	(1,734,587)	(1,231,792)
Net loss for the period	(458,431)	(965,881)	(1,743,911)	(1,225,856)
Basic and diluted loss per share	(0.00)	(0.01)	(0.02)	(0.01)
Cash flow from operations	(4,387,710)	(1,061,639)	5,048,459	(8,457,794)
Cash flow from investing activities	(100,645,017)	(14,145,955)	(54,118,175)	4,184,666
Cash flow from financing activities	94,767,451	(50,172)	50,266,368	21,034,953
Balance Sheet
Total assets	300,994,512	200,818,322	185,200,584	153,622,916

	Three months ended
	December 31	September 30	June 30	March 31
	2013	2013	2013	2013
	$	$	$	$
Earnings and Cash Flow
Interest income	60,810	69,974	99,300	125,344
Operating expenses	(6,894,257)	(8,666,472)	(6,418,760)	(4,955,995)
Net income (loss) for the period	(6,839,466)	(8,602,452)	(6,325,415)	(4,836,605)
Basic and diluted earnings (loss) per share	(0.07)	(0.09)	(0.07)	(0.05)
Cash flow from operations	(17,625,994)	(5,448,390)	(7,447,742)	(2,097,410)
Cash flow from investing activities	(6,186,388)	5,555,729	11,537,319	3,415,711
Cash flow from financing activities	29,366,941	-	-	-
Balance Sheet
Total assets	110,367,203	81,072,132	86,194,722	96,795,427

COSTS AND EXPENSES

The costs and expenses for the three months and years ended December 31, 2014, December 31, 2013 and December 31, 2012 are comparable except for the following:

Consulting fees

Consulting fees for the three months ended December 31, 2014, 2013, and 2012 respectively were $538,171, $509,589 and $316,101. For the years ended December 31, 2014, 2013 and 2012 consulting fees respectively were $1,536,292, $2,459,140 and $1,434,917. Included in these amounts for the years ended December 31, 2014, 2013 and 2012 respectively were $316,018, $1,240,821 and $463,500 relating to stock based compensation. Certain amounts charged in 2013 were not incurred in 2014.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended December 31, 2014, 2013 and 2012 respectively were ($179,813), $5,456,405 and $2,617,266. For the years ended December 31, 2014, 2013 and 2012 exploration and evaluation expenses respectively were $1,508,329, $21,837,083 and $10,651,622. The increase from 2013 compared to 2012 is a result of additional work being conducted by various engineering companies in preparation for the construction of the mine at Gahcho Kué. The decrease from 2014 compared to 2013 and 2012 are as a result of all Gahcho Kué development costs being capitalized, effective, December 2013.

Gahcho Kué Project management fees

Gahcho Kué Project management fees for the three months ended December 31, 2014, 2013 and 2012 respectively were $Nil, $460,104 and $80,663. For the years ended December 31, 2014, 2013 and 2012 Gahcho Kué Project management fees respectively were $Nil, $1,113,848 and $311,076. The decrease for the same period in 2014 is as a result of all Gahcho Kué development costs being capitalized, effective, December 2013.

Professional fees

Professional fees for the three months ended December 31, 2014, 2013 and 2012 respectively were $118,738, $74,115 and ($43,288). For the years ended December 31, 2014, 2013 and 2012 professional fees respectively were $423,752, $344,701 and $664,878. The increase from 2014 compared to 2013 relates to various legal and audit related matters. The decrease from 2013 compared to 2012 is a result of professional fees incurred relating to the spin-out of Kennady Diamonds Inc.

Interest income

Interest income for the three months ended December 31, 2014 respectively were $260,229, $60,810 and $44,313. For the years ended December 31, 2014, 2013 and 2012 interest income respectively were $458,659, $355,428 and $147,762. The increase in 2014 is as a result of the private placements that took place during the year and the increased amount invested in short-term investments.

INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

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

The Company reported working capital of $46,796,338 at December 31, 2014 ($35,133,368 as at December 31, 2013), including cash and short-term investments of $81,041,749 ($35,687,694 at December 31, 2013). The short-term investments reflected in the December 31, 2014 and December 31, 2013 figures were guaranteed investment certificates held with a major Canadian financial institution with nominal counter party credit risk associated with the bank.

The Company had no long-term debt at December 31, 2014 and December 31, 2013. The Company’s required payment to De Beers, described under the Joint Venture Agreement above for December 31, 2014, are contingent on commercial production.

The Company is in the process of developing the Gahcho Kué project (“Gahcho Kué Project”) in conjunction with De Beers Canada Inc. The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent upon the successful development and commissioning, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the Gahcho Kué Project may lead to dilution of the interest in the Gahcho Kué Project and may require the Company to write off costs capitalized to date.

As at December 31, 2014, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable and to fund the Company’s share of the construction of the Gahcho Kué Project.

The Company currently has no source of revenues. In the years ended December 31, 2014, 2013 and 2012, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $46,796,338 at December 31, 2014, including $81,041,749 of cash and short-term investments the Company has insufficient capital to finance its operations including the Company’s share of development costs of the Gahcho Kué Project.

The Company intends to obtain the required financing through a senior secured term loan facility of up to US$370 million (the “Facility”) and by issuing common shares by way of a rights offering for gross proceeds of $95 million (Note 18). Finalization of the Facility remains subject to agreement on Facility documentation, the arrangement of a cost overrun facility of US$75 million, which is being arranged by way of the rights offering, and certain other matters and conditions.

However, there is no certainty that the Company will be able to obtain financing from any of those sources. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

On February 18, 2015, the Company announced that it is undertaking a $95,047,132 rights offering in order to fund a US$75 million cost overrun facility, the arrangement of which is a condition precedent to drawdown of a proposed US$370 million term loan facility (Note 1). The Company will be issuing a maximum of 23,761,783 common shares under the rights offering. The Company’s major shareholder, Mr. Dermot Desmond, has advised the Company that he intends to fully exercise his rights under the rights offering. In addition, the Company has entered into a standby agreement with Mr. Desmond whereby Mr. Desmond has undertaken to fully subscribe for those rights not otherwise subscribed for under the rights offering. Mr. Desmond will be paid 3% or $2,851,414 as a standby fee. Subscription under the standby agreement is subject to certain conditions.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)       Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at December 31, 2014 and 2013, no indicator of an impairment in the carrying value of its mineral properties had occurred.

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

b)       Impairment analysis - mineral properties

As required under IAS 36, the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, IAS 36 requires the Company to make certain estimates in respect of recoverability of the asset, including estimated development costs, life of mine, discount rates and diamond prices.

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

e)       Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant pronouncements will be adopted by the Company in the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16 Property, plant and equipment (“IAS 16”) and IAS 38 Intangible assets (“IAS 38”). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. The amendments to IAS 16 and IAS 38 are effective for annual periods beginning on or after January 1, 2016. The extent of the impact of adoption of the amendments to IAS 16 and IAS 38 has not yet been determined.

The following are new accounting amendments and interpretations which the Company adopted and are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2014.

IFRIC 21 - Levies

IFRIC 21 Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have a material effect on the consolidated financial statements.

IAS 32 – Offsetting Financial Assets and Liabilities

IAS 32 Financial Instruments: Presentation was amended to clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. This amendment also clarifies when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The adoption of the amended standard did not have an impact on the consolidated financial statements.

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

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	December 31,	December 31,	December 31,
	2014	2013	2012
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement	$-	$-	$706,261
Kennady Diamonds	90,000	152,500	120,940
Remuneration to key management personnel	1,426,256	2,457,759	1,477,715

Management fee charged by the operator of the Gahcho Kué Project	4,067,683	1,113,848	311,076
Payable to the operator of the Gahcho Kué Project	1,345,183	5,647,892	685,290
Payable to key management personnel	398,895	357,967	30,180

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2014, 2013 and 2012 were as follows:

	December 31	December 31,	December 31,
	2014	2013	2012
Consulting fees, director fees, bonus and other short-term benefits	$1,110,238	$1,216,938	$1,014,215
Share-based payments	316,018	1,240,821	463,500
	$1,426,256	$2,457,759	$1,477,715

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

For the year ended December 31, 2014, the Company’s proportional interest (49%) of purchase commitments relevant to project expenditure by the operator of the Gahcho Kué Project to date is $136,972,262.

	2015	2016	Total
Gahcho Kué Project commitments	$123,225,388	$13,746,874	$136,972,262

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2015	2016	2017	Total

Future minimum lease payments	$142,256	$142,256	$11,855	$296,367

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

At March 26, 2015, there were 135,204,550 shares issued and 1,400,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the "Exchange Act" as of December 31, 2014 (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in our reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s Internal Control Over Financial Reporting. Management has conducted an evaluation of internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as at December 31, 2014. There have not been any changes in the Company’s Internal Control Over Financial Reporting or in other factors that occurred during the year ended December 31, 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s Internal Control Over Financial Reporting.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2014. The Company's independent auditors, KPMG LLP, have issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014.

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

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of the Company since September 2001 and Chairman since April 2006. Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manager at IIU since August 1995. He serves as a director of Kennady Diamonds Inc. since February 2012.

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

Bruce Dresner, MBA, BA

Mr. Dresner has had a distinguished career as an investment professional, including Director of Investments and Chief Investment Officer at Dartmouth College (1985-1990), Vice President for Investments and Chief Investment Officer at Columbia University (1990-2002), Principal of Quellos Group LLC (2002-2007) and Managing Director, BlackRock Inc. (2007-2008). Since his retirement from BlackRock, Mr. Dresner has held a number of board and advisory positions, including serving on the advisory board of Capstone Investment Advisors (2008-2010), as a member of the strategic advisory board of Wilshire Private Markets at Wilshire Associates Inc. (2010-2014), and a trustee of the Gottex Multi-Asset Endowment and Alternative Asset Funds (2011-present) aand as Senior Advisor to BlueLine Advisors LLC (2014 – present). Bruce Dresner is a graduate of Dartmouth College Tuck School of Business (MBA, 1971) and the University of Miami (BA Economics, 1969). Mr. Dresner also received his CFA (Chartered Financial Analyst) designation in 1980. Mr. Dresner is a resident of Connecticut, USA. Mr. Dresner was appointed as a director of Mountain Province in March 2013. He is also a director of the Sherman Fairchild Foundation (nonprofit).

Peeyush Varshney, LL.B.

A resident of British Columbia, Canada, Mr. Peeyush Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of Canada Zinc Metals Corp., a resource exploration company listed on the TSX Venture Exchange. Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia. He then articled at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994, and has been a member of the Law Society of British Columbia since September 1994. Mr. Varshney is also director of Afrasia Mineral Fields Inc., Mexigold Corp., Trigen Resources Inc., Minaean International Corp., Open Gold Corp., Broome Capital Inc. and Margaret Lake Diamonds Inc., formerly JDV Capital Corp.

Carl G. Verley, B.Sc., P. Geo.

Mr. Carl Verley is a resident of British Columbia, Canada, and a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. He worked for Cordilleran Engineering Ltd. from 1975 to 1982.  He has been a self-employed geologist since 1982.  From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc., from May 2002 to July 2003 he was a director of Rome Resources Ltd., from July 2003 to December 2011, he was a director of Alphamin Resources Corp., and from October 2007 to May 2012 he was a director of African Metals Corp. He was vice president of exploration for Windstorm Resources Inc. from July 2011 to October 2012. Currently and since 1986 he has been a director of Mountain Province Diamonds Inc. and since February 2012, he has been a director of Kennady Diamonds Inc.  He is the President of Amerlin Exploration Services Ltd., a private company providing exploration services to the mineral industry, that he formed 1983.  He is a registered Professional Geoscientist with the British Columbia Association of Professional Engineers and Geoscientists and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists.

David E. Whittle, B.Comm., C.A.

Mr. Whittle is a Chartered Accountant and is a resident of British Columbia, Canada.  He has been a director of Mountain Province Diamonds Inc. since November 1997.  From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business.  From October 2007 to December 2014, Mr. Whittle’s principal occupation was Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting. He is also a director of Kennady Diamonds Inc. since February 2012.

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

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•	Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $499,500 in the most recent fiscal year ending December 31, 2014. As at December 31, 2014, he had 300,000 stock options.

Grant date	Number	Vesting	Exercise Price	Term
January 10, 2011	100,000	Immediately	$6.13	5 years
March 8, 2012	100,000	Immediately	$4.84	5 years
May 14, 2013	100,000	Immediately	$5.00	5 years

•	Bruce Ramsden, Chief Financial Officer and Corporate Secretary, was paid $247,500 pursuant to a consulting agreement for his services as CFO and Corporate Secretary for the year ended December 31, 2014. As at December 31, 2014, he has 150,000 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
February 1, 2013	100,000	1/3 immediately, 1/3 after year 1 and 1/3 after year 2	$4.08	5 years

Effective January 1, 2014, compensation for the directors was approved at the following levels: Chairman of the Board receives $40,000 per annum, the Chairman of the Audit Committee receives $35,000 per annum, the Director acting as Qualified Person receives $35,000, and all other Directors receive $30,000 per annum. These amounts continue to be paid semi-annually, in advance. Effective January 1, 2015 , compensation for the directors was approved at the following levels: Chairman of the Board receives $40,000 per annum, the Chairman of the Audit Committee receives $35,000 per annum, the Director acting as Qualified Person receives $35,000, and all other Directors receive $30,000 per annum. These amounts continue to be paid semi-annually, in advance.

For the year ended December 31, 2013, the compensation for the directors was approved and paid at the following levels: Chairman of the Board - $40,000, the Chairman of the Audit Committee - $35,000, the director acting as Qualified person receives $35,000 and all other Directors- $30,000 per annum. These amounts were paid semi-annually, in advance.

During each of the years ended December 31, 2014, December 31, 2013, and December 31, 2012, director fees were earned by the following directors:

Director/Position	December 31, 2014		December 31, 2013	December 31, 2012
Jonathan Comerford Chairman of the Board		$40,000	$30,000		$30,000
David Whittle Chairman of the Audit Committee		$35,000	$25,000		$25,000
Bruce Dresner(1) Director		$30,000	$16,082	$	N/A
Patrick Evans Director	$	Nil	$6,667		$20,000
Carl Verley Director		$35,000	$25,000		$25,000
Peeyush Varshney Director		$35,000	$20,000		$20,000
(1)	Mr. Dresner joined the board on March 18, 2013.

During 2014, the Company established a Finance Committee to oversee the arranging of a Project Finance Facility and at December 31, 2014, fees were earned by the following directors:

Director/Position	December 31, 2014	December 31, 2013	December 31, 2012
Jonathan Comerford Director	$25,000	$-	$-
David Whittle Chairman of the Finance Committee	$35,000	$-	$-
Bruce Dresner Director	$25,000	$-	$-

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

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the- Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans	Nil	Nil	400,000	$1,000/$0
Bruce Ramsden	Nil	Nil	116,666/33,334	$51,333/$25,666

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2014, (i.e. financial year end) was $4.85.

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

As at the end of the fiscal years ended December 31, 2014, 2013, and 2012, the Company had no full-time employees. The President and CEO, Patrick Evans, and the VP Finance, CFO and Corporate Secretary, Bruce Ramsden, have consulting agreements with the Company. The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis. De Beers Canada employs personnel who conduct the development, permitting and other activities for the Gahcho Kué Project.

E.	Share ownership.

The following table sets forth, as of March 26, 2015, the number of the MPV Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options which are exercisable within 60 days from the above date.

Name of Beneficial Owner	Amount and Nature	Percentage(9)(10) of Class
Patrick C. Evans(1)	1,738,655	1.3%
Bruce Dresner(2)	474,148	*	%
Carl G. Verley(3)	396,640	*	%
Jonathan Comerford(4)	273,500	*	%
Peeyush Varshney(5)	212,622	*	%
David E. Whittle(6)	236,600	*	%
Bruce Ramsden(7)	116,667	*	%
Officer and Directors as a Group(9)	3,448,832	3.4%

*     less than 1%

(1)	Includes 1,338,655 MPV Shares and 400,000 options. 100,000 options are exercisable at a price of $6.13 per MPV Share, and expire on January 9, 2016. 100,000 options are exercisable at a price of $4.84 per MPV share, and expire on March 7, 2017. 100,000 options are exercisable at a price of $5.00 per MPV share, and expire on May 13, 2018. 100,000 options are exercisable at a price of $5.29 per MPV share, and expire on February 13, 2019.

(2)	Includes 324,148 MPV Shares and 150,000 options. 100,000 options are exercisable at a price of $4.06 per MPV Share, and expire on March 10, 2018. 50,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(3)	Includes 343,890 MPV Shares and 100,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(4)	Includes 123,500 MPV Shares and 150,000 options. 150,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(5)	Includes 112,622 MPV Shares and 100,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(6)	Includes 136,600 MPV Shares and 100,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018.

(7)	Includes Nil MPV Shares, and 116,666 options. 66,666 options are exercisable at a price of $4.08 per MPV Share and expire on January 1, 2018. 50,000 options exercisable at a price of $5.29 per MPV share, and expire on February 13, 2019.

(8)	Includes 1,400,000 options outstanding, of which 1,116,666 are held by the directors and senior management (exercisable). The calculation does not include stock options that are not exercisable presently or within 60 days (of which there are 33,333).

(9)	Total issued and outstanding capital as at the close of March 26, 2015 was 135,204,550 shares.

(10)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a stock option plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at March 26, 2015, the Company's issued and outstanding capital was 135,204,550 MPV Shares.

The Company is a publicly-owned corporation the majority of the MPV Shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at March 26, 2015, the Company believes that approximately 17,985,000 of the MPV Shares were held by 67 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at March 26, 2015) and percentage of MPV Shares, warrants and options held by the Company's major shareholders:

Name of Shareholder(1)	No. of MPV Shares Held (2)	Percentage of issued and outstanding share capital of 135,205,550 shares (as at March 26, 2015)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	30,896,681	22.85%
De Beers Canada Inc.	3,045,543	3.03%

(1)	The Company has no actual knowledge of the above shareholdings. The above information was provided to the Company by the named shareholders.

(2)	There are no options or warrants held by these shareholders.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

The Company is not directly or indirectly controlled by any enterprise and does not control, directly or indirectly, any other enterprises other than its subsidiaries, other than that listed under “Item 4A. Bottin (International) Investments Ltd.” (“Bottin”). Bottin is controlled by Dermot Desmond and has significant influence over the Company because it is currently the Company’s largest single shareholder with 22.85% of the outstanding shares: see “Item 7A - Major shareholders”, above.

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

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at December 31, 2014 and 2013, and for the years ended December 31, 2014 and 2013 and 2012, accompanied by the report of our independent registered accounting firm, including:

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2014 and 2013.

•	Consolidated Statements of Equity for the years ended December 31, 2014, 2013, and 2012.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2013, and 2012.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013 and 2012.

•	Notes to the Consolidated Financial Statements.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.	Significant Changes.

There have been no significant changes to the Company since the end of last fiscal year, other than the granting of options as disclosed in the financial statements included in this Form 20-F.

Item 9.	The Offer and Listing.

A.	Offer and listing details.

The MPV Shares were listed and posted for trading on TSX on January 22, 1999. The MPV Shares were delisted from the VSE on January 31, 2000, and from the Nasdaq Smallcap Market on September 29, 2000. The MPV Shares traded on the OTC-Bulletin Board ("OTCBB") under the symbol "MPVI" until June 1, 2005. Commencing on April 4, 2005, the MPV Shares were listed for trading on the NYSE MKT under the symbol "MDM". Commencing December 31, 2014, the MPV shares were listed for trading on the NASDAQ under the symbol “MDM”.

The following tables set forth the reported high and low prices of the MPV Shares on the TSX, and for the NYSE MKT/NASDAQ, for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the most recent six months.

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NYSE MKT / OTCBB(1)
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2014	$6.08	$4.85	$5.58	$4.16
December 31, 2013	$5.87	$3.88	$5.59	$3.83
December 31, 2012	$5.60	$3.25	$5.66	$3.13
December 31, 2011	$6.50	$3.52	$6.74	$3.48
December 31, 2010	$6.65	$2.02	$6.64	$1.96

The MPV Shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the OTCBB and continued through April 1, 2005. On April 4, 2005, the MPV Shares began trading on the AMEX. AMEX was taken over by NYSE Euronext which then rebranded to NYSE Amex, and subsequently to NYSE MKT. On December 31, 2014, the MPV shares began trading of the NASDAQ.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		NYSE MKT/ OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2014	$5.49	$4.85	$5.26	$4.16
September 30, 2014	$6.08	$4.99	$5.58	$4.57
June 30, 2014	$5.16	$4.88	$4.85	$4.46
March 31, 2014	$5.75	$5.00	$5.25	$4.46
December 31, 2013	$5.72	$4.90	$5.38	$4.69
September 30, 2013	$5.87	$4.77	$5.58	$4.60
June 30, 2013	$5.70	$4.25	$5.59	$4.13
March 31, 2013	$4.69	$3.88	$4.75	$3.83

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		NYSE MKT(1)
Month Ended	High	Low	High	Low
February 2015	$5.14	$4.26	$4.15	$3.39
January 2015	$5.10	$4.89	$4.34	$3.91
December 2014	$5.35	$4.85	$4.70	$4.18
November 2014	$5.36	$5.17	$4.76	$4.52
October 2014	$5.51	$5.17	$4.94	$4.60
September 2014	$5.75	$5.54	$5.21	$4.99

(1) On December 31, 2014, the closing price of the MPV Shares on the TSX was $4.85 and on March 25, 2015 was $4.28. The closing price of MPV Shares on NASDAQ on December 31, 2014 was US$4.18 per share. The closing price on March 25, 2015 on the NASDAQ was US$3.42 per MPV Share.

B. Plan of distribution.

Not Applicable.

C. Markets.

The MPV Shares are listed on the TSX under the symbol "MPV" and were also quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI.OB" until April 1, 2005. Commencing April 4, 2005, the Company's shares commenced trading on the AMEX (subsequently NYSE Amex and now NYSE MKT) under the symbol "MDM". Commencing December 31, 2014, the Company’s shares commenced trading on the NASDAQ under the symbol “MDM”. The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

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

In addition, the Shareholder Rights Plan Agreement provides that the continued existence of the Shareholder Rights Plan must be ratified by a majority of the shareholders of the Company at a meeting of the shareholders at or prior to the annual meeting of the shareholders in the year 2014.

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

De Beers Canada, as Operator of the Gahcho Kué Project, has entered into purchase agreements relating to the Gahcho Kué Project. As at December 31, 2014, the Company’s proportional interest (49%) of the commitments made by the Operator is $136,972,262. The commitments are in the course of normal development of the Gahcho Kué Project.

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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the tax year ending December 31, 2015 and may be a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document. There can be no assurance, however, that the IRS will agree with a determination made by the Company concerning its PFIC status.

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

The references herein to excerpts of or summaries from the “Gahcho Kué Project 2014 Feasibility Study NI 43-101 Technical Report as Amended May 27, 2014, with effective date March 31, 2014” have been consented to by Daniel D. Johnson, P.Eng., Kenneth Meikle, P.Eng., Dino Pilotto, P. Eng., all of JDS at Suite 200 - 532 Leon Ave Kelowna, British Columbia V1Y 6J6 and Kato Lone, Eng. at Hatch Ltd., 5 Place Ville Marie, Suite 1400, Montreal, QC, Canada, H3B 2G2 .

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

H.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

As the Company is in the development stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

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

The Company currently has no long-term debt obligations. The Company does not use financial instruments for trading purposes and was not at December 31, 2014 a party to any leverage derivatives. In the event the Company experiences substantial growth in the future, the Company's business and results of operations may be materially affected by changes in interest rates and certain other credit risk associated with the Company's operations.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2014.

(c)	Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of December 31, 2014. For KPMG LLP’s report, see Item 19 of this Annual Report on Form 20-F.

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

The Company's Board of Directors has determined that there is at least one audit committee financial expert, as defined under Item 16A of Form 20-F, serving on its audit committee, namely, David Whittle, whose qualifications are set out in Item 6, above. Mr. Whittle is independent, as such term is defined by the listing standards of the NASDAQ. All other members of the Audit Committee are also independent as defined by the listing standards of the NASDAQ.

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

Aggregate audit fees paid to KPMG in fiscal December 31, 2014 were $202,000 including fees for the 2014 audits of the consolidated financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements (fiscal year ended December 31, 2013 - $211,759). All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for services reasonably related to the performance of the audit or interim review that are not reported under “Audit Fees”. "Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2014 were $nil and $nil for the fiscal year ended December 31, 2013.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees for compliance services paid to KPMG in fiscal December 2014 were $69,700 (December 31, 2013 - $15,000). These services were approved by the Audit Committee.

D.	All Other Fees

In the fiscal year ending December 31, 2014, all other fees billed by KPMG were $Nil (December 31, 2013 - $nil).

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended December 31, 2014, were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

NASDAQ Corporate Governance Matters

The MPV Shares are listed on NASDAQ. Section 110 of the NASDAQ Company Guide permits the NASDAQ to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NASDAQ listing criteria. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards is as follows:

•	Shareholder Meeting Quorum Requirement: The NASDAQ minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on NASDAQ is required to state its quorum requirement in its bylaws. The Company’s quorum requirement (set forth in its Articles) is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

•	Proxy Delivery Requirement: NASDAQ requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

•	Shareholder Approval Requirement: The Company will follow the Canadian securities regulatory authorities and TSX rules for shareholder approval of new issuances of its common shares. Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

•	Board of Director Nomination Requirements: the NASDAQ requires Board of Director nominations must be either selected, or recommended for the Board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. The Company currently does not have a nominating committee and follows the Canadian securities regulatory authority and Toronto Stock Exchange rules with respect to the nomination and selection of directors. The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

•	Executive Sessions: the NASDAQ requires the Company to hold meetings of its Board of Directors on at least a quarterly basis. The independent directors should meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management. The Company follows the Canadian securities regulatory authority and Toronto Stock Exchange rules. The Company is not required to, and currently does not, conduct executive sessions without the presence of non-independent directors and management.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not Applicable.

Item 18.	Financial Statements.

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

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company as at and for the years ended December 31, 2014, 2013 and 2012 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this Annual Report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Management’s Annual Report on Internal Control Over Financial Reporting

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2014 and 2013.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014 and 2013 and 2012.

•	Consolidated Statements of Equity for the years ended December 31, 2014 and 2013 and 2012.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013 and 2012.

•	Notes to the Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.
(Company)

By: “Patrick C. Evans”
(Signature)*

Date: March 26, 2015	Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report: Exhibit		Remarks.
1.1	By-Laws of the Company	(2)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(2)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(2)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(2)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(2)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(2)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(2)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(2)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(2)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(2)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(2)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(2)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(2)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(2)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(2)
4.14	Amended and Restated Joint Venture Agreement, dated July 3, 2009, by and among the Company, Camphor Ventures Inc. and De Beers Canada Inc.	(2)
8.1	List of Subsidiaries	(1)
11.1	Corporate Governance Policies dated May 29, 2006, and updated September 7, 2010	(2)
11.2	Ethics and Conflict of Interest Policy	(2)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
15.1	Independent Qualified Person's Technical Report dated May 13, 2014 as amended May 27, 2014 (with information effective as of March 31, 2014) entitled "Gahcho Kué Project, 2014 Feasibility Study Report, NI 43-101 Technical Report”	(3)
15.2	Consents for use of information and inclusion of the Technical Report in Exhibit 15.1 and reference in Form 20-F	-

(1)	See list of subsidiaries on page 14 of this Annual Report.
(2)	Previously filed and incorporated by reference.
(3)	Previously filed as Exhibit 99.1 to Form 6K dated May 28, 2014 and incorporated by reference.

Appendix

Item 18. Financial Statements

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE

DIAMONDS INC.

As at December 31, 2014 and 2013

And for the years ended December 31, 2014, 2013 and 2012

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

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

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

March 26, 2015

Page | 3

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2014. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 26, 2015

Page | 4

MOUNTAIN PROVINCE DIAMONDS INC.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Page | 5

MOUNTAIN PROVINCE DIAMONDS INC.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that the Company’s ability to continue operations is dependent upon its ability to obtain sufficient financing to fund its operations and development costs. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mountain Province Diamond Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of Mountain Province Diamonds Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 26, 2015

Toronto, Canada

Page | 6

MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mountain Province Diamonds Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated March 26, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

March 26, 2015

Toronto, Canada

Page | 7

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

In Canadian dollars

		December 31,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash	5	$3,779,907	$11,344,472
Short-term investments	5	77,261,842	24,343,222
Marketable securities	5	-	3,590
Amounts receivable	5	1,597,060	614,609
Prepaid expenses and supplies	6	2,245,319	12,776,825
		84,884,128	49,082,718

Financing costs	7	2,570,914	-
Property and equipment	8 & 13	213,539,470	61,284,485

Total assets		$300,994,512	$110,367,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	5 & 13	$38,087,790	$13,949,350

Decommissioning and restoration liability	9	7,996,825	5,224,662

Shareholders' equity:
Share capital	10	377,614,185	209,820,460
Share-based payments reserve	10	2,507,424	2,191,406
Deficit		(125,211,712)	(120,817,633)
Accumulated other comprehensive income		-	(1,042)

Total shareholders' equity		254,909,897	91,193,191

Total liabilities and shareholders' equity		$300,994,512	$110,367,203

Going concern	1
Contingencies and commitments	8 & 12
Subsequent event	18

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

The notes to the consolidated financial statements are an integral part of these statements.

Page | 8

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss

In Canadian dollars

		Year ended	Year ended	Year ended
	Notes	December 31, 2014	December 31, 2013	December 31, 2012
Expenses:
Consulting fees	10 & 13	$(1,536,292)	$(2,459,140)	$(1,434,917)
Depreciation		(6,795)	(259,334)	(21,246)
Exploration and evaluation expenses	14	(1,508,329)	(21,837,083)	(10,651,622)
Gahcho Kué Project management fee	13	-	(1,113,848)	(311,076)
Office and administration		(354,846)	(286,539)	(285,698)
Professional fees		(423,752)	(344,701)	(664,878)
Promotion and investor relations		(115,857)	(179,277)	(245,936)
Director fees		(264,232)	(145,153)	(166,668)
Transfer agent and regulatory fees		(232,772)	(180,412)	(200,461)
Travel		(193,964)	(129,997)	(196,714)

Loss for the year from operations		$(4,636,839)	$(26,935,484)	$(14,179,216)
Accretion expense on decommissioning and restoration liability	9	(214,211)	(23,882)	(27,801)
Other income:
Interest income		458,659	355,428	147,762
Loss on sale of marketable securities		(1,688)	-	-
Gain on asset transfer to Kennady Diamonds Inc.	17	-	-	10,721,645

Net loss for the year		$(4,394,079)	$(26,603,938)	$(3,337,610)

Other Comprehensive Loss
Items that are and may be reclassified subsequently to profit and loss:
Reclassification of loss on sale of marketable securities		1,688	-	-
Change in fair value of available-for-sale marketable securities		(646)	(5,931)	(8,157)
Comprehensive loss for the year		$(4,393,037)	$(26,609,869)	$(3,345,767)

Basic and diluted loss per share	10(iv)	$(0.04)	$(0.28)	$(0.04)

Weighted average number of shares outstanding		113,865,562	94,838,537	82,191,626

The notes to the consolidated financial statements are an integral part of these statements.

Page | 9

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

In Canadian dollars

	Notes	Number of shares	Share Capital	Share-based Payments Reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2012		80,345,558	$146,911,995	$1,083,422	$(90,876,085)	$13,046	$57,132,378
Net loss for the year		-	-	-	(3,337,610)	-	(3,337,610)
Issuance of common shares – Rights Offering, net of costs		13,452,593	46,062,632	-	-	-	46,062,632
Issuance of common shares – exercise of options		370,000	604,200	-	-	-	604,200
Fair value of options exercised from share-based payments reserve		-	313,065	(313,065)	-	-	-
Share-based payment expense		-	-	463,500	-	-	463,500
Dividend-in-kind		-	(13,721,645)	-	-	-	(13,721,645)
Other Comprehensive Loss:
Available-for-sale financial assets
- Current period unrealized losses		-	-	-	-	(8,157)	(8,157)
Balance, December 31, 2012		94,168,151	$180,170,247	$1,233,857	$(94,213,695)	$4,889	$87,195,298
Net loss for the year		-	-	-	(26,603,938)	-	(26,603,938)
Issuance of common shares – Rights Offering, net of costs	10(ii)	5,889,200	28,807,501	-	-	-	28,807,501
Issuance of common shares – exercise of options		444,000	559,440	-	-	-	559,440
Fair value of options exercised from Share-based Payments Reserve		-	283,272	(283,272)	-	-	-
Share-based payment expense		-	-	1,240,821	-	-	1,240,821
Other Comprehensive Loss:
Available-for-sale financial assets
- Current period unrealized losses		-	-	-	-	(5,931)	(5,931)
Balance, December 31, 2013		100,501,351	$209,820,460	$2,191,406	$(120,817,633)	$(1,042)	$91,193,191
Net loss for the year		-	-	-	(4,394,079)	-	(4,394,079)
Issuance of common shares – Private Placements	10(ii)	34,703,199	167,793,725	-	-	-	167,793,725
Share-based payment expense		-	-	316,018	-	-	316,018
Other Comprehensive Loss:
Available-for-sale financial assets
- Current period unrealized losses						(646)	(646)
- Reclassification of loss on sale of marketable securities		-	-	-	-	1,688	1,688
Balance, December 31, 2014		135,204,550	$377,614,185	$2,507,424	$(125,211,712)	$-	$254,909,897

The notes to the consolidated financial statements are an integral part of these statements.

Page | 10

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

In Canadian dollars

		Year ended	Year ended	Year ended
	Notes	December 31, 2014	December 31, 2013	December 31, 2012
Cash provided by (used in):
Operating activities:
Net loss for the year		$(4,394,079)	$(26,603,938)	$(3,337,610)

Adjustments:
Accretion expense on decommissioning and restoration liability		214,211	23,882	27,801
Depreciation		6,795	259,334	21,246
Share-based payment expense		316,018	1,240,821	463,500
Interest income		(458,659)	(355,428)	(147,762)
Loss on sale of marketable securities		1,688	-	-
Gain on asset transfer to Kennady Diamonds Inc.		-	-	(10,721,645)
Changes in non-cash operating working capital:
Amounts receivable		(982,451)	(276,702)	948,267
Prepaid expenses and supplies		8,372,547	(12,054,423)	(620,761)
Accounts payable and accrued liabilities		(11,934,754)	5,146,918	(419,577)
		(8,858,684)	(32,619,536)	(13,786,541)
Investing activities:
Interest income		458,659	355,428	147,762
Proceeds from sale of marketable securities		2,944	-	-
Payments for property and equipment		(112,267,464)	(9,108,832)	(175,089)
(Purchase) redemption of short-term investments		(52,918,620)	23,075,775	(29,599,814)
		(164,724,481)	14,322,371	(29,627,141)
Financing activities:
Transfer to Kennady Diamonds Inc.		-	-	(3,000,000)
Proceeds from option exercises		-	559,440	604,200
Financing costs		(1,775,125)	-	-
Proceeds from share issuance, net of costs	10(ii)	167,793,725	28,807,501	46,062,632
		166,018,600	29,366,941	43,666,832

(Decrease) increase in cash		(7,564,565)	11,069,776	253,150
Cash, beginning of year		11,344,472	274,696	21,546
Cash, end of year		$3,779,907	$11,344,472	$274,696

The notes to the consolidated financial statements are an integral part of these statements.

Page | 11

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

1.	Nature of Operations AND GOING CONCERN

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’.

The Company is in the process of developing the Gahcho Kué project (“Gahcho Kué Project”) in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 8). The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent on development and commissioning, and upon future profitable production or proceeds from disposition of the Company’s assets. Failure to meet the obligations for the Company’s share in the Gahcho Kué Project may lead to dilution of the interest in the Gahcho Kué Project and may require the Company to write off costs capitalized to date.

As at December 31, 2014, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable and to fund the Company’s share of the construction of the Gahcho Kué Project.

The Company currently has no source of revenues. In the years ended December 31, 2014, 2013 and 2012, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $46,796,338 at December 31, 2014, including $81,041,749 of cash and short-term investments the Company has insufficient capital to finance its operations including the Company’s share of development costs of the Gahcho Kué Project.

The Company intends to obtain the required financing through a senior secured term loan facility of up to US$370 million (the “Facility”) and by issuing common shares by way of a rights offering for gross proceeds of $95 million (Note 18). Finalization of the Facility remains subject to agreement on Facility documentation, the arrangement of a cost overrun facility of US$75 million, which is being arranged by way of the rights offering, and certain other matters and conditions.

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

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on March 26, 2015.

2.	BASIS OF PRESENTATION

These consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.  The policies set out below were consistently applied to all the periods presented.

Page | 12

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash, short-term investments and available-for-sale financial assets at fair value.

3.	Significant accounting policies

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below.

(i)	Basis of consolidation

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

The Company’s interest in the Gahcho Kué Project is held through 2435386 Ontario Inc.

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A subsidiary is included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the Gahcho Kué Project through its joint arrangement is a joint operation under IFRS 11, Joint Arrangement, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the Gahcho Kué Project is bound by a contractual arrangement establishing joint control over the project through required unanimous consent of the Company and De Beers Canada (the “Participants”) for strategic, financial and operating policies of the Gahcho Kué Project. The Gahcho Kué Project management committee has two representatives of each of the Company and De Beers Canada. The Participants have appointed De Beers Canada as the operator of the Gahcho Kué Project.

(ii)	Foreign Currency

The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are re-translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in consolidated Statements of Comprehensive Loss within Office and administration.

(iii)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 10.

Page | 13

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

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

(iv)	Income Taxes and Deferred Taxes

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

Page | 14

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(v)	Mineral properties and exploration and evaluation costs and development costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

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

The key factors management used in determining technical feasibility and commercial viability of the Gahcho Kué Project are demonstrable are the following;

•	completion of a feasibility study;
•	obtaining required permits to construct the Gahcho Kué Project;
•	completion of an evaluation of the financial resources required to construct the Gahcho Kué Project;
•	availability of financial resources necessary to commence development activities to construct the Gahcho Kué Project; and
•	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property.

(vi)	Property and equipment

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

Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

Amortization is provided on property, plant and equipment. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather it is deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

Corporate assets	five years, straight line
Vehicles	three to five years, straight line
Production and related equipment	three to ten years, straight line
General infrastructure	four to ten years, straight line
Earth moving equipment	estimated hours
Assets under construction	not depreciated until production

(vii)	Impairment of non-financial assets

The carrying value of the Company’s capitalized property and equipment is assessed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

(viii)	Financial Instruments

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

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

•           Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

•           Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

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

The Company had no held-to-maturity financial assets at December 31, 2014 and December 31, 2013.

The market values of marketable securities are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

The fair values of the Company's amounts receivable and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

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

There are no derivative financial liabilities as at December 31, 2014 or 2013.

(ix)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2014 other than the provision for decommissioning and restoration associated with the Mineral Properties.

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

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

(x)	Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares divided by the weighted average number of shares outstanding during the period.

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year.

(xi)	New accounting policies

The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Standards Interpretation Committee (“IFRIC”) as of January 1, 2014.

IFRIC 21 - Levies

IFRIC 21 Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have a material effect on the consolidated financial statements.

IAS 32 – Offsetting Financial Assets and Liabilities

IAS 32 Financial Instruments: Presentation was amended to clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. This amendment also clarifies when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The adoption of the amended standard did not have an impact on the consolidated financial statements.

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

(xii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant pronouncements will be adopted by the Company in the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16 Property, plant and equipment (“IAS 16”) and IAS 38 Intangible assets (“IAS 38”). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. The amendments to IAS 16 and IAS 38 are effective for annual periods beginning on or after January 1, 2016. The extent of the impact of adoption of the amendments to IAS 16 and IAS 38 has not yet been determined.

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

i)           Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)           Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at December 31, 2014 and 2013, no indicator of an impairment in the carrying value of its mineral properties had occurred.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

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

b)           Impairment analysis - mineral properties

As required under IAS 36, the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Upon the Company’s determination of technical feasibility and commercial viability an impairment test of the capitalized costs related to the Gahcho Kué Project was completed. IAS 36 requires the Company to make certain estimates in respect of recoverability of the asset, including estimated development costs, life of mine, discount rates and diamond prices.

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

f)           Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

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

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at December 31, 2014 and December 31, 2013 measured at fair value are summarized in the following table:

	December 31, 2014
	Level 1	Level 2	Level 3
Cash	$3,779,907	$-	$-
Short-term investments	-	77,261,842	-

	December 31, 2013
	Level 1	Level 2	Level 3
Cash	$11,344,472	$-	$-
Short-term investments	-	24,343,222	-
Marketable securities	3,590	-	-

Short-term investments at December 31, 2014 and December 31, 2013 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. GICs are measured using a discounted cash flow model, where the future value of the GIC is discounted to the reporting period using the market interest rate.

The Company disposed of all of its marketable securities classified as available-for-sale during the year ended December 31, 2014 which resulted in a loss of $1,688. The quoted market value of marketable securities at December 31, 2013 was $3,590. The original cost of these marketable securities at December 31, 2013 was $4,632.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts by classification are:

	December 31,	December 31,
	2014	2013
Financial assets
Fair Value Through Profit or Loss
Cash	$3,779,907	$11,344,472
Short-term investments	77,261,842	24,343,222

Loans and Receivables
Amounts receivable	1,597,060	614,609

Available-for-Sale
Marketable securities	-	3,590

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(38,087,790)	(13,949,350)

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

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

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	December 31,	December 31,
	2014	2013
0-30 days	$1,536,394	$572,551
30 to 90 days	49,964	-
More than 90 days	10,702	42,058
Total	$1,597,060	$614,609

On December 31, 2014 and December 31, 2013, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are in the form of guaranteed investment certificates (“GICs”) and are cashable in whole or in part, with interest, at any time to maturity. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $1,532,499 (December 31, 2013 – approximately $572,551).

The Company’s current policy is to invest excess cash in GICs. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other operating lease commitments. Refer to Note 1 with respect to the ability of the Company to continue as a going concern.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

(i)	Interest rate risk

The Company has no significant exposure at December 31, 2014, 2013 or 2012 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

(ii)	Foreign currency sensitivity

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash. A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $49,100 (December 31, 2013 - $3,400) decrease or increase, respectively, in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar. Accordingly, the Company has not employed any currency hedging programs during the current period.

6.	ADVANCES, PREPAID EXPENSES, AND SUPPLIES

	December 31,	December 31,
	2014	2013
Prepaid expenses	$2,245,319	$6,749,843
Supplies	-	488,411
Reclamation deposit	-	5,538,571
	$2,245,319	$12,776,825

Supplies consist of $304,607 of diesel fuel and $183,804 of spare parts as at December 31, 2013.

7.	FINANCING COSTS

As at December 31, 2014, the Company incurred financing costs of $2,570,914 (December 31, 2013 - $Nil), consisting primarily of legal and advisory fees and other financing expenses in relation to a proposed loan facility (Note 1).

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

8.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at December 31, 2014 and December 31, 2013 are as follows:

	Corporate		Production and	General	Earthmoving	Mineral	Assets under
	assets	Vehicles	related equipment	infrastructure	equipment	properties	construction	Total
Cost
At January 1, 2013	$32,996	$59,992	$13,457	$7,326	$-	$46,680,519	$77,094	$46,871,384
Decomissioning and restoration adjustment	-	-	-	-	-	(1,083,990)	-	(1,083,990)
Additions	5,881	668,271	163,573	985,837	1,773,510	-	12,204,208	$15,801,280
At December 31, 2013	38,877	728,263	177,030	993,163	1,773,510	45,596,529	12,281,302	61,588,674
Decomissioning and restoration adjustment	-	-	-	-	-	2,557,952	-	2,557,952
Additions	-	1,474,510	260,768	3,507,483	8,450,313	10,000,000	128,322,309	152,015,383
At December 31, 2014	$38,877	$2,202,773	$437,798	$4,500,646	$10,223,823	$58,154,481	$140,603,611	$216,162,009

Accumulated depreciation
At January 1, 2013	$(6,049)	$(34,494)	$(4,190)	$(122)	$-	$-	$-	$(44,855)
Depreciation	(8,070)	(53,225)	(15,321)	(145,431)	(37,287)	-	-	(259,334)
At December 31, 2013	(14,119)	(87,719)	(19,511)	(145,553)	(37,287)	-	-	(304,189)
Depreciation	(6,795)	(519,970)	(194,672)	(713,352)	(883,561)	-	-	(2,318,350)
At December 31, 2014	$(20,914)	$(607,689)	$(214,183)	$(858,905)	$(920,848)	$-	$-	$(2,622,539)

Carrying amounts
At December 31, 2013	$24,758	$640,544	$157,519	$847,610	$1,736,223	$45,596,529	$12,281,302	$61,284,485
At December 31, 2014	$17,963	$1,595,084	$223,615	$3,641,741	$9,302,975	$58,154,481	$140,603,611	$213,539,470

Page | 24

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

The Company’s mineral asset, the Gahcho Kué Project is in the development stage. On December 2, 2013, the approval of a pioneer Land Use Permit for the Gahcho Kué diamond mine was obtained. Based on successful permitting and demonstrated technical feasibility and commercial viability (Note 3(vii)) of the Gahcho Kué Project, the Company is now capitalizing all development expenditures incurred related to the Gahcho Kué Project.

The Company holds a 49% interest in the Gahcho Kué Project located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the operator of the Gahcho Kué Project is a related party under IAS 24 Related Parties.

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

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Arrangement expenses to date of execution of the 2009 Agreement – paid and expensed);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid in 2011, included in “Mineral Properties”);
•	$10 million following the issuance of the construction and operating permits (paid October 27, 2014);

Page | 25

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

•	$10 million following the commencement of commercial production (commencement of commercial production means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant Mine has achieved and maintained 70% of rated Production specified in the relevant Feasibility Study); and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25 million within 18 months following commencement of commercial production, which is targeted to take place by January 2017. At December 31, 2014, accumulated interest of approximately $16.4 million is owing. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the payments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties.

The Company’s proportional interest (49%) of commitments made by the operator of the Gahcho Kué Project is $136,972,262 at December 31, 2014:

The total commitments are as follows:

	2015	2016	Total
Gahcho Kué Project commitments	$123,225,388	$13,746,874	$136,972,262

9.	DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Project decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2014 and 2013:

	December 31,	December 31,
	2014	2013
Expected undiscounted cash flows	$16,279,371	$13,849,717
Discount rate	2.33%	4.10%
Periods	2028	between 2015 and 2028

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

The continuity of the decommissioning and restoration liability at December 31, 2014 is follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
Balance, beginning of period	$5,224,662	$6,284,770	$6,178,004
Change in estimate of discounted cash flows for the period	2,557,952	(1,083,990)	78,965
Accretion recorded during the period	214,211	23,882	27,801
Balance, end of the period	$7,996,825	$5,224,662	$6,284,770

Page | 26

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

10.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2014 is 135,204,550. There are no shares issued but not fully paid.

On October 16, 2014, Mountain Province closed a bought-deal private placement and non-brokered private placement for common shares for gross proceeds of $100,000,000. Mountain Province issued 20,000,000 common shares at a price of $5.00 per share. Transaction costs in the amount of $3,803,500 were paid in relation to the bought-deal private placement and other share issuance costs of $237,822 were incurred in connection with the private placements.

On June 28, 2014, Mountain Province closed a non-brokered private placement for common shares for gross proceeds of $45,525,140. Mountain Province issued 9,105,028 common shares at a price of $5.00 per share. Transaction costs in the amount of $755,250 were incurred which included 60,000 common shares at a price of $5.00 per share which were issued and other share issuance costs of $269,799.

On March 28, 2014, Mountain Province closed a bought-deal private placement and a non-brokered private placement for common shares for gross proceeds of $28,244,672. Mountain Province issued 5,538,171 common shares at a price of $5.10 per share. Transaction costs in the amount of $1,058,942 were paid in relation to the private placements and other share issuance costs of $150,775 were incurred in connection with the private placements.

On November 27, 2013, Mountain Province closed a non-brokered private placement of common shares for gross proceeds of $29,446,000. Mountain Province issued 5,889,200 common shares at a price of $5.00 per share. Transaction costs in the amount of $567,330 were paid in relation to the private placement and share issuance costs of $71,169 were incurred in connection with the private placement.

On November 28, 2012, Mountain Province closed a rights offering for gross proceeds of approximately $47.1 million. Under the rights offering, each registered holder of common shares of Mountain Province as of the record date established as October 30, 2012, received one right (a “Right”) for each share held. Six (6) Rights plus the sum of $3.50 (the “Subscription Price”) were required to subscribe for one share (“Rights Share”). The Rights expired on November 28, 2012 (the “Expiry Date”) with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry. Mountain Province entered into a stand-by agreement with Bottin (International) Investments Ltd. (“Bottin”), a shareholder, under which Bottin undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date. A total of 65,100,414 Rights were exercised by shareholders for 10,850,069 shares, and Bottin subscribed for an additional 2,602,524 Rights Shares for the Rights not otherwise subscribed for on the Expiry Date, under the stand-by agreement. Fees charged by Bottin in connection with the stand-by agreement have been recorded as share issuance costs (Note 13).

iii.	Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 13,520,455 shares, and as at December 31, 2014, there were 12,120,455 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

Page | 27

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2014		December 31, 2013		December 31, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	1,200,000	$5.04	794,000	$2.12	964,000	$2.16
Granted during the period	200,000	5.29	850,000	4.89	200,000	4.84
Exercised during the period	-	-	(444,000)	1.26	(370,000)	1.63
Balance at end of the period	1,400,000	$5.08	1,200,000	$5.04	794,000	$2.12
Options exercisable at the end of the period	1,350,000		1,100,000		794,000

The fair value of the 200,000 stock options granted during the year ended December 31, 2014 has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. 850,000 stock options were granted in the year ended December 31, 2013 and valued using the assumptions below and 200,000 stock options were granted in the year ended December 31, 2012 and valued using the assumptions below.

	December 31,	December 31,	December 31,
	2014	2013	2012
Exercise price	$5.29	$4.06 - $5.28	$4.84
Expected volatility	38.19%	42.17% - 44.04%	66.29%
Expected option life	2.70 years	3.00 - 3.50 years	3.5 years
Expected forfeiture	none	none	none
Expected option cancellation	none	none	none
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.21%	1.14% - 1.77%	1.50%

In the year ended December 31, 2013, 444,000 stock options were exercised for gross proceeds of $559,440 (December 31, 2012 – 370,000 stock options were exercised for gross proceeds of $665,000). The market price of stock options exercised during the year ended December 31, 2013 was $2,261,240 (December 31, 2012 - $1,826,200).

Page | 28

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2014.

At December 31, 2014
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
February 13, 2019	274,600	200,000	5.29
	$2,511,635	1,400,000	5.08

The weighted average remaining contractual life of the options outstanding at December 31, 2014 is 3.06 years (December 31, 2013 - 3.89 years).

The share-based payments recognized as an expense for each year are:

	December 31,	December 31,	December 31,
	2014	2013	2012
Expense recognized in the year
for share-based payments	$316,018	$1,240,821	$463,500

The share-based payments expense for the years ended December 31, 2014, 2013 and 2012 is recorded in consulting fees.

iv.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
Numerator
Net loss for the period	$(4,394,079)	$(26,603,938)	$(3,337,610)

Denominator
For basic - weighted average number of shares outstanding	113,865,562	94,838,537	82,191,626
Effect of dilutive securities	-	-	-
For diluted - adjusted weighted average number of shares outstanding	113,865,562	94,838,537	82,191,626

Loss Per Share
Basic	$(0.04)	$(0.28)	$(0.04)
Diluted	$(0.04)	$(0.28)	$(0.04)

For the year ended December 31, 2014, stock options totaling 1,400,000 (December 31, 2013 – 1,200,000 stock options; December 31, 2012 – 794,000 stock options) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

Page | 29

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

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

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2013 and 2012 – 26.5%):

	December 31, 2014	December 31, 2013	December 31, 2012

Loss before income taxes	$(4,394,079)	$(26,603,938)	$(3,337,610)
	26.5%	26.5%	26.5%
Tax recovery calculated using statutory rates	(1,164,431)	(7,050,044)	(884,467)

Non-taxable portion of gain on Kennady Diamond asset transfer	-	-	(1,420,618)

Expenses not deductible	84,395	329,796	123,904

Change in tax benefits not recognized	1,080,036	6,720,248	2,181,181

Income tax expense (recovery)	-	-	-

Unrecognized deferred tax assets

Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2014	December 31, 2013
Mineral properties	$97,590,705	$85,636,713
Property and equipment	470,042	463,248
Decommissioning and restoration liability	7,996,825	5,224,662
Loss carryforwards	1,487,695	10,705,056
Share issuance cost	6,417,087	1,468,812
	$113,962,354	$103,498,491

Page | 30

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

As at December 31, 2014, the Company had the following non-capital losses available for carryforward and certain other tax attributes as follows:

	Amounts	Expiry Date
Tax basis of mineral properties	$134,133,055	Indefinite
Tax basis of property and equipment	$155,855,032	Indefinite
Loss carryforwards	$1,487,695	2025-2034

12.	LEASE COMMITMENTS

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2015	2016	2017	Total

Future minimum lease payments	$142,256	$142,256	$11,855	$296,367

13.	RELATED PARTIES

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

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

		December 31,	December 31,	December 31,
		2014	2013	2012
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement	10(ii)	$-	$-	$706,261
Kennady Diamonds		90,000	152,500	120,940
Remuneration to key management personnel		1,426,256	2,457,759	1,477,715
Management fee charged by the operator of the Gahcho Kué Project		4,067,683	1,113,848	311,076
Payable to the operator of the Gahcho Kué Project		1,345,183	5,647,892	685,290
Payable to key management personnel		398,895	357,967	30,180

Page | 31

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

The remuneration expense of directors and other members of key management personnel for the year ended December 31, 2014, 2013 and 2012 were as follows:

	December 31	December 31,	December 31,
	2014	2013	2012
Consulting fees, director fees, bonus and other short-term benefits	$1,110,238	$1,216,938	$1,014,215
Share-based payments	316,018	1,240,821	463,500
	$1,426,256	$2,457,759	$1,477,715

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

14.	EXPLORATION AND EVALUATION COSTS

	December 31,	December 31,	December 31,
	2014	2013	2012
Camp support and personnel	$-	$1,001,910	$490,166
Transportation and fuel	-	1,871,771	425,617
Drilling	1,508,329	990,223	1,915,926
Permitting	-	3,469,838	3,862,311
Safety, health and environmental costs	-	44,574	42,818
De Beers overhead	-	1,866,632	1,349,607
Engineering, procurement and construction management	-	12,483,069	2,191,757
Other	-	109,066	373,420
Total	$1,508,329	$21,837,083	$10,651,622

15.	CAPITAL MANAGEMENT

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

The Company’s main property, Gahcho Kué Project, is in the development stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s capital is summarized as follows:

	December 31,	December 31,
	2014	2013
Share capital	$377,614,185	$209,820,460
Share-based payments reserve	2,507,424	2,191,406
Deficit	(125,211,712)	(120,817,633)
	$254,909,897	$91,194,233

Page | 32

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012
In Canadian Dollars

There were no changes in the Company’s approach to capital management during the year ended December 31, 2014. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

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

The Company recorded the fair value of the transaction as a dividend-in-kind of $13.7 million. The fair value was calculated by applying the simple average of the closing share price for Kennady Diamonds on the TSX Venture Exchange for the first five days of its trading to the number of shares outstanding. The fair value in excess of the book value of the transferred assets was recorded as a gain on asset transfer to Kennady Diamonds of $10.7 million in the Company’s consolidated Statement of Comprehensive Loss.

18.	SUBSEQUENT EVENT

On February 18, 2015, the Company announced that it is undertaking a $95,047,132 rights offering in order to fund a US$75 million cost overrun facility, the arrangement of which is a condition precedent to drawdown of a proposed US$370 million term loan facility (Note 1). The Company will be issuing a maximum of 23,761,783 common shares under the rights offering. The Company’s major shareholder, Mr. Dermot Desmond, has advised the Company that he intends to fully exercise his rights under the rights offering. In addition, the Company has entered into a standby agreement with Mr. Desmond whereby Mr. Desmond has undertaken to fully subscribe for those rights not otherwise subscribed for under the rights offering. Mr. Desmond will be paid 3% or $2,851,414 as a standby fee. Subscription under the standby agreement is subject to certain conditions.

Page | 33