Form 20-F
period 2015-12-31
Mountain Province Diamonds Inc.
filed 2016-03-30
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR (15d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

159,678,833

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

viii

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

xi

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

xii

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

xv

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

▪	risk that the development of the mine will not be consistent with the Company’s expectations;
▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of its joint venture partner to continue to obtain adequate financing on a timely basis and particularly given recent volatility in the global financial markets;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to construction and/or operating permits that are approved and/or issued;

xvi

▪	political and regulatory risks associated with mining, exploration and development;
▪	risks related to adverse changes to laws or administrative practices of a tax authority in respect of income tax, mining tax, royalty or other governmental taxes, levies or charges.
▪	the ability to develop and operate the Company’s Gahcho Kué Diamond Mine on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

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

Forward-looking information is based on certain factors and assumptions regarding, among other things, exploration, permitting, construction, mining, and production at the Gahcho Kué Project and any other property as well as world and U.S. economic conditions and the future worldwide demand for diamonds. Specifically, in making statements regarding expected mineral recovery, diamond prices and expectations concerning the diamond industry, the Company has made assumptions regarding, among other things, foreign exchange rates, continuing recovery of world and U.S. economic conditions, our ability to successfully implement our exploration, construction and mining plans, the success of obtaining all permits pertaining to the Gahcho Kué Project, and overall demand for diamonds. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risk Factors”.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES – MINING PROPERTIES

The Mineral Reserve & Resource Information included in this Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Definition Standards”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (the “SEC Guidelines”) under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

xvii

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

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form. Canadian investors should also refer to the annual consolidated financial statements of the Company as at December 31, 2015, as filed with the applicable Canadian Securities regulators on SEDAR (the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval) under "Audited Annual Financial Statements - English".

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

xviii

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

The consolidated financial information in the below tables for the years ended 2011, 2012, 2013, 2014 and 2015 was prepared in accordance with IFRS as issued by the IASB.

For the year ending (except as noted)
All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Operating Revenue	nil	nil	nil	nil	nil
Loss from operations	(6,317)	(4,727)	(27,088)	(14,179)	(12,268)
Net Loss	(43,169)	(4,394)	(26,604)	(3,338)	(11,539)
Basic and diluted loss per share	(0.28)	(0.04)	(0.28)	(0.04)	(0.15)
Total Assets	582,848	300,995	110,367	95,590	66,557
Share Capital	472,286	377,614	209,820	180,170	146,912
Net Assets -	308,681	254,910	91,193	87,195	57,132
Number of Common Shares issued	159,678,833	135,204,550	100,501,351	94,168,151	80,345,558

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

The Average Rate is set out for each of the periods indicated in the table below.

Dec-15		Dec-14		Dec-13		Dec-12		Dec-11
US$	0.7820	US$	0.9054	US$	0.9710	US$	1.0004	US$	1.0111

The high and low exchange rates for each month during the previous six months are as follows:

Month	High (US$)	Low (US$)
February 2016	0.7418	0.7148
January 2016	0.7152	0.6821
December 2015	0.7497	0.7161
November 2015	0.7627	0.7468
October 2015	0.753	0.7728
September 2015	0.7573	0.7431

On March 24, 2016, the closing rate in Canadian dollars as per the Bank of Canada (the "Exchange Rate") was $1 Canadian = US$0.7553.

B.	Capitalization and indebtedness.

Not Applicable

C.	Reasons for the offer and use of proceeds.

Not Applicable

D.	Risk factors.

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

The Company currently has no significant source of operating cash flow. The Company has a Term Loan Facility and a Cost Overrun Facility in place to construct the Gahcho Kué Project The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to develop and achieve profitable operations at the Gahcho Kué mine. The Company currently does not generate any cash flow.

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

(g) The Company has a history of losses and is likely to continue to incur losses for the remainder of 2016, but is expected to be in commercial production from January 2017.

The Company has a history of losses and is likely to continue to incur losses for the remainder of 2016. During the fiscal years ended December 31, 2015, 2014, and 2013, the Company incurred net losses.

•	$43.169 million loss for the year ended December 31, 2015

•	$4.394 million loss for the year ended December 31, 2014; and

•	$26.604 million loss for the year ended December 31, 2013.

As of December 31, 2015, the Company had an accumulated deficit of $168.381 million. There can be no assurance that the Company will ever be profitable.

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

As of December 31, 2015, the Company had cash and short-term investments of approximately $9.1 million and working capital deficiency of approximately $32.4 million.

During the past two fiscal years ended December 31, 2015 and December 31, 2014, the Company used approximately $13.1 million in cash flows in operating activities including approximately $4.2 million during the year ended December 31, 2015.

Financing activities for the year ended December 31, 2015 were $265.2 million compared to $166.0 million for the year ended December 31, 2014. During 2015, the Company drew $198.2 million from the term loan facility to fund the development of the Gahcho Kué Project.

The Company's administrative and other expenses are expected to be approximately $4.3 million for the next year, in addition to an estimated $188.4 million plus a 3% management fee for the Company’s proportional share of expenses for the Gahcho Kué joint Arrangement for 2016.

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

The market for rough diamonds is subject to strong influence from demand in the United States, Japan, China and India, which are the largest markets for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds has historically fluctuated.  The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006 diamond prices increased on average by approximately 15%.  In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%.  From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time.  By mid-April 2009, rough diamond prices rebounded to pre-global recession levels.  During 2010, rough diamond prices increased by approximately 30%.  This strengthening continued through the first half of 2011 when diamond prices reached historic highs.  During the second half of 2011, diamond prices dropped sharply resulting in an overall net increase for the twelve months of approximately 17%. According to industry leaders, in 2012 rough diamond prices dropped by approximately 12 percent and remained largely unchanged through 2013. During 2014, rough diamond prices were generally flat year over year and during 2015 we have seen rough diamond prices drop by approximately 17%-20%. While the supply/demand fundamentals for diamonds would indicate good price support and steadily rising prices in the future, such fluctuations make it difficult to predict future diamond prices with a high degree of certainty. To mitigate against this, the Company uses modeled diamond prices in its economic studies and mine planning. Nonetheless, the Company’s future results of operation may fluctuate significantly if rough diamond price volatility continues into the future.

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

The Gahcho Kué Project is subject to climate and transportation risks because of its remote northern location and relies on a winter ice road for two months of the year to transport all material, equipment and fuel to last until the following year’s winter ice road. Such factors can add to the costs of development and operation, thereby increasing costs and negatively affecting profitability. The availability of weather conducive to building and operating the Tibbitt to Contwoyto Winter Road is particularly critical to the development of the mine, and production.

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

The Company has arranged a Loan Facility of US$370 million and during the year ended December 31, 2015, issued common shares by way of a rights offering for gross proceeds of $95 million. The Company believes that the Loan Facility of US$370 million together with $95 million raised by way of a rights offering should be sufficient to fund its proportionate share of the development of the Gahcho Kué diamond mine and does not expect to seek additional equity financing, however if the Company is required to seek additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Company has raised funds in recent years through share, option and warrant issuances. As of December 31, 2015, the Company had cash and short-term investments of approximately $9.1 million and working capital deficiency of approximately $32.4 million.

Until the Company is generating positive cash flow from its investment in the Gahcho Kué diamond mine any exploration on any other properties acquired will require additional funding and the Company will need to investigate sources of additional liquidity to increase the cash balances required in the future. These additional sources include, but are not limited to, share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options. There can be no assurance that the Company will be able to raise additional funds as needed, or that funds raised, if any, would be on terms and conditions acceptable to the Company. The Company’s annual cash administrative operating costs, excluding the costs directly associated with the Gahcho Kué Project, are approximately $4.3 million.

(v) If outstanding options to buy Company stock are exercised, existing shareholders’ interests in the Company will be diluted.

As at March 29, 2016, there were 2,950,000 options (including options not fully vested) outstanding with exercise prices ranging from $3.57 to $5.29 (expiring at various dates). The stock options, if fully exercised, would increase the number of shares outstanding by 2,950,000. Such options, if fully exercised, would constitute about 1.86% (out of 159,678,833 shares (162,628,833 issued and outstanding, plus total outstanding options)) of the Company's resulting share capital as at March 29, 2016.

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

The price for the Company's common shares on the TSX ranged from $3.41 (low) and $5.37 (high) during the fiscal year ended December 31, 2015, and from $4.85 (low) to $6.08 (high) during the fiscal year ended December 31, 2014.

The price on the NASDAQ ranged from $2.48 US (low) and $4.34 US (high) during the fiscal year ended December 31, 2015. The price on the NYSE MKT for the year ended December 31, 2014 ranged from$4.16 US (low) to $5.58 US (high). Any investment in the Company's securities is therefore subject to considerable fluctuations in value.

(z) The Company has not paid dividends in the past and does not anticipate paying them in until significant cash flow is generated.

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

Feasibility and other studies conducted to evaluate the Company's properties are typically denominated in U.S. dollars, and the Company conducts a significant portion of its operations and incurs a significant portion of its administrative and operating costs in Canadian dollars. The exchange rate for converting U.S. dollars into Canadian dollars has fluctuated in recent years. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between the U.S. dollar and the Canadian dollar, and these fluctuations in the rates of currency exchange may materially affect the Company's financial position, results of operations and timing of the development of its properties. During the year ended December 31, 2015 as a requirement of the term loan facility the Company entered into foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars. The Company also entered into U.S dollar floating to fixed interest rate swaps for 75% of the outstanding principal balance of the term loan facility. In particular, a strong Canadian dollar relative to the U.S. dollar during operations would negatively impact the Gahcho Kué Project.

(bb) Historically, the Company has been dependent on the support of De Beers and there is no assurance that their support will continue in the future.

The exploration of the Gahcho Kué Project has historically been funded by De Beers Canada. As well, De Beers Canada is the operator of the Gahcho Kué Project, and has an equity investment in the Company. With the execution of the 2009 Agreement, De Beers and the Company share funding responsibility for the Gahcho Kué Project. Under the 2009 Agreement, the Company and De Beers are required to fund their share of costs for future operations. As well, the Company is required to make certain repayments of agreed historic costs of the Gahcho Kué Project, funded by De Beers, if and when certain events occur. If the Company defaults on its required payments of historic costs if and when they are due, in addition to interest on late or defaulted payments, marketing rights can be diluted. As well, there is no assurance that the Company will have the required funds on hand when the payments are required to be made. Finally, there is no assurance that the level of support provided by De Beers will continue in the future. In addition, during the development phase, if either party is unable to fund its proportionate share, this party may be diluted.

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

(ee) There can be changes to laws or administrative practices of a tax authority in respect of income tax, mining tax, royalty or other governmental taxes, levies or charges that may have a material adverse impact on the company.

(ff) The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a PFIC during the tax year ended December 31, 2015, and based on current business plans and financial expectations, the Company believes that it will be a PFIC for the tax year ending December 31, 2016, and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

444965, a wholly-owned subsidiary of Glenmore Highlands Inc., (Glenmore became a controlling shareholder of the Company as a result of the amalgamation of 444965 as defined under the Securities Act, British Columbia) prior to the MPV Amalgamation, was incorporated under the laws of British Columbia on August 20, 1993. Prior to the MPV Amalgamation, 444965's only material asset consisted of a 40% undivided interest in the AK-CJ Properties.

As of March 31, 2000, the Company had one wholly-owned subsidiary, Mountain Province Mining Corp. (USA), which has since been voluntarily dissolved.

On April 4, 2000, the Company incorporated a wholly-owned subsidiary, Mountain Glen Mining Inc. in Alberta. Pursuant to an arrangement agreement (the "Arrangement") with Glenmore dated May 10, 2000, Glenmore was amalgamated with Mountain Glen effective as of June 30, 2000 to form a wholly-owned subsidiary (also known as "Mountain Glen Mining Inc.") of the Company. All Glenmore Shares were exchanged for common shares in the Company on the basis of 0.5734401 MPV Shares to one Glenmore Share, and Glenmore Shares were concurrently cancelled. All of the assets of Glenmore became assets of Mountain Glen, including 16,015,696 MPV Shares previously held by Glenmore.

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

On February 27, 2012, the Company incorporated a wholly-owned subsidiary named Kennady Diamonds Inc. under the Ontario Business Corporations Act. This subsidiary was formed for the purpose of effecting the transfer of Mountain Province’s interest in the Kennady North Project in Northwest Territories, Canada and operations to a new company as contemplated under a Mountain Province plan of arrangement which closed July 6, 2012. Until the completion of the plan of arrangement, Kennady Diamonds Inc. was a wholly-owned subsidiary of Mountain Province. Upon completion of the plan of arrangement, Mountain Province distributed the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds’ share for every five shares of Mountain Province held by shareholders.

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

The Company’s transfer agent is Computershare Investor Services Inc. located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Principal Capital Expenditures and Divestitures

There are no principal capital expenditures and divestitures currently in progress other than the development of the Gahcho Kué Project.

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

• $10 million following the commencement of commercial production; and

• The balance of approximately $24.4 million plus approximately $25.0 million of accrued interest within 18 months following commencement of commercial production. At December 31, 2015, accumulated interest of approximately $19.1 million is owing. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the payments described above.

Extracts from Technical Report

Unless otherwise stated, the technical information in this section from the sub-headings “Property Description and Ownership” to “Conclusion” is based upon Independent Qualified Person's Technical Report dated May 13, 2014 as amended May 27, 2014 (with information effective as of March 31, 2014) (the "2014 Technical Report") entitled "Gahcho Kué Project, 2014 Feasibility Study Report, NI 43-101 Technical Report " prepared for the Gahcho Kué Project by JDS Energy and Mining Inc. and Hatch Ltd.by:

•	Daniel D. Johnson, P.Eng. (JDS)
•	Kenneth Meikle, P.Eng. (JDS)
•	Dino Pilotto, P.Eng. (JDS)

•	Kato Lone, Eng. (Hatch)

The details about the 2014 Technical Report were filed on EDGAR on May 28, 2014 under Form 6K. The full Technical Report was also filed on SEDAR on May 28, 2014.

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

The site has a 1600 meter long gravel airstrip and can be accessed in both summer and winter months with small and large aircrafts during the day and at night.

A winter road connects Yellowknife to the Snap Lake, Ekati, and Diavik mines during February and March each year (Figure 1-1). The road is operated under a Licence of Occupation by the winter road JV Partners who operate the Ekati, Diavik, and Snap Lake mines. The road passes within 70 km of the Gahcho Kué site, at Mackay Lake. A 120 km winter road spur has been established from Mackay Lake to the project site, and was open in 1999, 2001, 2002, 2006, 2013, 2014 and 2015. The 120 km winter road spur will be constructed each year to support the mine construction and operation.

The Gahcho Kué kimberlite deposits are located within a series of mineral leases as shown in Figure 1-2. Surface rights (land leases) were obtained on October 16, 2015 and are shown in Figure 1-3.

Figure 0-1: Location of Gahcho Kué

Figure 0-2: Mineral Lease Boundary Map

585000
590000
595000
7035000
7035000
N
Kennady Lake
AK 92 Lease: 4201
AK 91 Lease: 4200
AK 90 Lease: 4199
AK 89 Lease: 4341
TESLA
DUNN
TUZO
GK Camp
5034_SOUTH
5034
WALLACE
WAGNER
HEARNE
EXTRA 4 Lease: 4732
EXTRA 2 Lease: 4730
EXTRA 3 Lease: 4731
NT
NU
Ekati
Diavik
Snap Lake
Gahcho Kué
Yellowknife
Lutselk'e
100 km
Kimberlite
Winter Road
De Beers Lease
Other Staked Ground
0 1 2 3 km
NAD83, zone 12
Oct 23, 2012

27

Figure 0-3: Permit Lease Boundary

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

Pre-stripping began on land in the northern half of the 5034 pit in 2014, with the majority of the granite waste used for road, dyke and infrastructure pad construction. Unsuitable overburden material will be placed in the South mine rock pile. Mining continues in the northern portion of 5034 until 2015, when mining in the southern half of the 5034 pit begins. Full production capacity of approximately 250,000 tonnes of kimberlite per month is targeted to be reached by 5034 in January 2017.

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

The Mackenzie Valley Land and Water Board (MVLWB) issued a Land Use Permit (LUP) on November 29, 2013 to undertake preliminary (early or pioneer work associated with camp, airstrip, fuel storage, equipment mobilization, etc.) in preparation for the development of the Gahcho Kué diamond mine. On November 28, 2013, De Beers submitted an application for the Type A Land Use Permit (LUP) and Type A Water Licence (WL) for the Gahcho Kué diamond mine.

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

Additional employment will be created by the multitude of service providers to the project. Impact and Benefit Agreements (IBAs) are in place for the First Nation groups in the vicinity.

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

Engineering activities were well advanced during the feasibility study phase and all long lead equipment has been purchased. Engineering has been sequenced from construction and procurement activities so that equipment and facilities are designed in time to order and deliver components and materials to site as scheduled.

Table 1.3 highlights the key project milestones of the project.

Table 1.3: Key Period Milestones

Milestone	Start	Finish
Pioneer Works Permit Issued / Start work	Dec. 2013	Dec. 2013
2014 Ice Road	Feb. 2014	Feb. 2014
Air Strip Operational	May 2014	Dec. 2014
Permanent Camp Installation	June 2014	Nov. 2014
Land Use Permit/Water Licence Issued	Oct. 2014	Oct. 2014
2015 Ice Road	Feb. 2015	Feb. 2015
Concrete Works	April 2015	April 2015
Mechanical Works	May 2015	May 2016
Emulsion Plant Completed	Dec. 2015	Dec. 2015
Truck Shop Completed	Dec. 2015	Dec. 2015
2016 Ice Road	Feb. 2016	Feb. 2016
Process Plant Mechanical Completion	May 2016	May 2016
Commissioning Commence	May 2016	May 2016
First Kimberlite in Plant	Sept. 2016	Sept. 2016
Ramp Up To Full Production	Sept. 2016	Jan. 2017

Capital Cost Estimate

The capital cost estimate is based on:

o	Contingency established via Quantitative Risk Analysis (QRA).
o	A combination of committed and firm bid prices for major mobile mining equipment
o	Budget prices for the minor mobile equipment.
o	Firm and budget proposals for select equipment packages.
o	Material Take-Offs (MTOs)
o	Labour rates were from the proposed general contractor (Ledcor Projects Inc.). Ledcor were not awarded the contract.
o	Committed unit labour rates for earthworks equipment operators
o	Labour productivity based on historical project experience with cold environment projects.
o	Freight cost calculations.
o	The project schedule outlined in 2014 Technical Report execution plan.
o	Detailed estimates of indirect costs.
o	Applying escalation to costs scheduled to be spent beyond 2013.

The original capital cost for the project is C$1,019 million including C$75.6 million of contingency. Please review Item 5 ‘Operating and Financial Review and Prospects’ under ‘Gahcho Kué Capital Program’.

Table 1.4 summarizes the capital cost by Work Breakdown Structure (WBS).

Table 1.4: Capital Cost Estimate by WBS

WBS	Description	CAD (M) ORIGINAL BUDGET
1000	Mine Operations	188.8
2000	Site Development & Roadworks	10.3
3000	Process Facilities	134.4
4000	Utilities	48.9
5000	Ancillary Buildings	51.8
6000	Waste & Water Management	6.1
7000	Off-site Facilities	0.4
Subtotal - Direct Costs =		440.7
8000	Owner’s Management Costs	100.2
9000	Indirect Costs	360.5
Subtotal – Owners + Direct Costs =		460.7
9900	Contingency	75.6
9910	Escalation	42.0
Total - Projects		1,019.0

The $1,019 M capital costs figure shown in Table 1.4 includes Sunk Costs for 2011, 2012 and 2013 totalling $118.6 M. The capital cost includes escalation during construction the construction phase $42.0 M

Operating Cost Estimate

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

Table 1.5: Operating Cost Estimate Summary

WBS	Description	Average Annual Cost ($)	Average Mined ($/t)	Average Processed ($/t)
A	Mine	98,505,321	3.49	33.24
B	Process	22,118,252	0.78	7.46
C	Power	17,886,381	0.63	6.04
D	Freight	18,646,525	0.66	6.29
E	G&A	41,701,193	1.48	14.07
F	Contingency	7,198,648	0.26	2.43
G	Management Fee	6,361,794	0.23	2.15
-	Total	212,418,114	7.53	71.68

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

Data Verification

JDS has reviewed Data Verification processes undertaken in the previous Technical Reports. JDS is of the opinion that the Data Verification is adequate for use in the Report. A summary of data verification from these reports is provided below. Independent data verifications were undertaken on a number of occasions between 1999 and 2012:

o	1999, 2004, 2007 – independent consultants made site visits to review quality assurance/quality control (QA/QC)
o	1999 – external consultant audit of the 1999 evaluation program
o	2000 – geology (petrological) peer review
o	2004 – geotechnical and hydrogeology consultants QA/QC site visit, internal and external mineral resource evaluation data base audits, geology (petrological) peer review, Gemcom® three-dimensional (3D) model peer review
o	2007 – internal and external petrological peer reviews; external verification of macro-diamond resource evaluation data set
o	2008 – external review of 2003 Technical Report resource estimation and density (rock density) models.
o	2012 – peer review of updated geological models and Mineral Resource estimates; external consultant reviews of geological solid models and zonal estimate for Tuzo Deep Lower.

Resource evaluation database verification included the following:

o	audits of drill collar locations and lengths
o	down-hole survey data
o	geological logs
o	bulk density data
o	macro-diamond data.

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

Table 1.6: Summary of WWW February 2014 Diamond Prices

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

Table 1.7: Summary of Diamond Prices Used in Economic Analysis

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

Project Costs to Date

The following table outlines the Gahcho Kué Project costs (at 100%) to date:

Period of Time	Amount
Agreed historic sunk costs to December 31, 2008	$120,000,000
Expenditures January 1, 2009 to December 31, 2009	1,612,115
Costs for Feasibility Study from August 2009 to December 2009 (of approved budget of $10 million)	2,531,056
Total Costs to December 31, 2009	$124,143,171
Expenditures January 1, 2010 to December 31, 2010	10,810,895
Costs for Feasibility Study from January 2010 to December 2010 (of approved budget of $10 million)	5,664,026
Total Costs to December 31, 2010	$140,618,092
Expenditures January 1, 2011 to December 31, 2011	16,834,887
Costs for Feasibility Study from January 1, 2011 to December 31, 2011	466,526
Total Costs to December 31, 2011	$157,919,505
Expenditures January 1, 2012 to December 31, 2012	21,796,507
Total Costs to December 31, 2012	$179,716,012
Expenditures January 1, 2013 to December 31, 2013	79,849,858
Total Costs to December 31, 2013	$259,565,870
Expenditures January 1, 2014 to December 31, 2014	$285,835,764
Total Costs to December 31, 2014	$545,401,634
Expenditures January 1, 2015 to December 31, 2015	$456,642,275
Total Costs to December 31, 2015	$1,002,043,909
Budget January 1, 2016 to December 31, 2016	$384,478,464	(1)

1.	Includes ramp-up costs, sustaining capex and working capital, but excludes a 3% management fee payable to the Operator.

The Company believes that the Loan Facility of US$370 million together with CDN$95 million available should be sufficient to fund its proportionate share of the development of the Gahcho Kué diamond mine.

Item 4A.	Unresolved Staff Comments

None

Item 5.             Operating and Financial Review and Prospects

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2015

This Management’s Discussion and Analysis (“MD&A”) of March 29, 2016 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

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

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc. holds a 49% interest in the Gahcho Kué Diamond Mine, located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Arrangement Agreement. The Company’s primary asset is its 49% interest in the Gahcho Kué Diamond Mine, which is currently being constructed and targeted to be completed in 2016 and ramp up to first production in September 2016 and commercial production by January 2017.

The Company’s strategy is to mine and sell its 49% share of the rough diamonds through a well-established and reputable diamond broker at the maximum value on the day. Mountain Province’s long term view of the rough diamond market remains positive, based on its outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. In this context the Company believes it is well positioned having completed a $95 million Rights Offering on March 31, 2015 and closed a US$370 million Term Loan Facility (“Loan Facility”) on April 7, 2015, as discussed below in ‘Financing Transactions’ to fund its 49% share of the remaining capital and operating costs to commercial production of the Gahcho Kué Diamond Mine. At March 29, 2016, the Company has no sources of revenue, however, overall progress of the Gacho Kué Diamond Mine is estimated to stand at 89% complete with commencement of commercial production targeted for January 2017.

HIGHLIGHTS YEAR TO DATE

•	At December 31, 2015, the construction of the Gahcho Kué Diamond Mine remained on track to be completed as planned with pre-commercial production commencing in H2 2016.
•	At December 31, 2015, overall project progress stood at 83%. On site manpower during the month of December 2015 averaged approximately 466 workers and peaked at 610 workers.
•	Site wide construction continued largely to plan. Approximately 98% of the Capital and Commissioning spares have been purchased and approximately 90% of the Operational spares will have been delivered by the end of the 2016 winter road period.
•	The hiring schedule remains on track with 187 employees at December 31, 2015.
•	On April 9, 2015 the first drawdown from the US$370 million Loan Facility discussed in ‘Financing Transactions’ took place with nine subsequent drawdowns. The total amount drawn from the Loan Facility at December 31, 2015 was US$158 million and at March 29, 2016 is US$231 million.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The Gahcho Kué Diamond Mine is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometers of each other.

The Company’s interest in the Gahcho Kué Diamond Mine is governed by an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the Project as a joint operation in accordance with International Financial Reporting Standard 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Gahcho Kué Diamond Mine.

On July 3, 2009, the Company entered into an amended and restated Joint Arrangement Agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Diamond Mine will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development and operating costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers $58.8 million (representing 49% of the agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At December 31, 2015, the following amounts remain to be settled and will not be accrued until specified milestones have been achieved:
•	$10 million following the commencement of commercial production (commencement of commercial production means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the mine has achieved and maintained 70% of rated production specified in the Feasibility Study). This amount will be paid out of the US$370 million Loan Facility; and

•	An amount of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production, which is targeted for January 2017. At December 31, 2015, accumulated interest is approximately $19.1 million. Accumulated interest is calculated at the prevailing LIBOR rate plus 5%. The remaining $24.4 million plus the accumulated interest will be paid out of future cash flows.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due.

2435386 Ontario Inc. has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the remaining repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers.

The underlying value and recoverability of the amounts shown in the consolidated financial statements for the Company’s Mineral Properties is dependent upon the ability to complete the successful construction of the mine, have access to necessary financing and future profitable production. Failure to meet the obligations for the Company’s share in the Gahcho Kué Diamond Mine may lead to dilution of the interest in the Gahcho Kué Diamond Mine and may require the Company to write off costs capitalized to date.

In 2014 and 2015, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee for the share of the security deposits issued. As at December 31, 2015, the Company’s share of the security deposits issued were $14,378,228 (2014 - $18,133,951).

Gahcho Kué Independent Feasibility Study

On April 2, 2014, the Company announced the results of the updated “2014 Feasibility Study NI 43-101 Technical Report” on the Gahcho Kué diamond project dated March 31, 2014. JDS and Hatch Ltd. compiled and prepared the feasibility study NI 43-101 technical report for Mountain Province.

The following are project highlights from the 2014 Feasibility Study Revision and Update for both Participants share of the Project.

•	Mine operational life	12 years
•	Average annual production	3 million tonnes
•	Total diamond production	53.4 million carats
•	Average annual diamond production	4.45 million carats
•	Escalated capital cost in Canadian dollars	$1,019 million
•	Average annual production for the first three years (2017 – 2019)	5.6 million carats

Table 1 summarizes the $1,019 million capital cost by Work Breakdown Structure (WBS).

Table 1

Capital Cost Estimate by WBS

WBS	Description	BUDGET CAD (M) As per Estimate	BUDGET CAD (M) Escalation reallocated
1000	Mine Operations	188.8	197.3
2000	Site Development & Roadworks	10.3	10.6
3000	Process Facilities	134.4	140.1
4000	Utilities	48.9	50.2
5000	Ancillary Buildings	51.8	53.1
6000	Waste & Water Management	6.1	6.3
7000	Off-site Facilities	0.4	0.4
Subtotal - Direct Costs =		440.7	458.0
8000	Owner’s Management Costs	100.2	104.2
9000	Indirect Costs	360.5	375.7
Subtotal – Owners + Indirect Costs =		460.7	479.9
9900	Contingency	75.6	81.1
9910	Escalation	42.0	-
Total - Projects		1,019.0	1,019.0

Table 2 below summarizes the average annual operating cost estimate and average Life of Mine unit costs for the Gahcho Kué Diamond Mine in Q3 2013 Canadian dollars. The target accuracy of the operating cost estimate is -5%/+15%, which represents a Feasibility Study Budget/Class 3 Estimate.

Table 2

Operating Cost Estimate Summary in Q3 2013 Canadian dollars

WBS	Description	Average Annual Cost ($)	Average Mined ($/t)	Average Processed ($/t)
A	Mine	98,505,321	3.49	33.24
B	Process	22,118,252	0.78	7.46
C	Power	17,886,381	0.63	6.04
D	Freight	18,646,525	0.66	6.29
E	G&A	41,701,193	1.48	14.07
F	Contingency	7,198,648	0.27	2.43
G	Management Fee	6,361,794	0.23	2.15
-	Total	212,418,114	7.54	71.68

Note: Unit costs per tonne mined are presented against materials mined in the operational phase only. Cleaning/Sorting cost at $0.546/ct ($0.83/t processed) is in addition to the $71.68/t processed ($72.51/t processed). The costs indicated in table 4 below were prepared by the Operator of the Project.

Gahcho Kué Capital Program

Original Budget

The budgeted escalated capital cost as per the 2014 Feasibility Study NI 43-101 Technical Report from January 2013 to completion was $1,019 million, excluding a management fee of 3% payable to De Beers who are not only a Participant, but also the Operator of the Project. The Company’s share is $499.3 million plus a 3% management fee of $14.9 million.

The capital budget from inception to December 31, 2015 was $762.9 million. During this period the Participants transferred their respective share of cash totaling $755.6 million (excluding management fee) to the Operator, to settle the Joint Arrangement obligations. The 2014 capital program focused on completing detailed engineering design, final permitting, site preparation, construction and procurement for the 2015 winter road.

In addition to the $762.9 million transferred by the Participants to the Operator from inception, an additional $19.3 million (excluding management fee) was transferred by the Participants to cover negative movements of the Canadian dollar against other currencies and some minor out-of-scope changes. The additional $9.4 million plus management fees, being the Company’s share of the $19.3 million, was provided for in the US$370 million Loan Facility discussed below.

The capital budget for 2016 is $255 million (excluding management fee). This amount excludes any negative movements of the Canadian dollar against other currencies and any minor out-of-scope items. The Operator is calling for approximately $262 million from the Participants, which includes approximately $7.3 million owing from prior years as discussed above.

The capital budget for 2017 is approximately $1.1 million (excluding management fee). This amount excludes any negative movements of the Canadian dollar against other currencies and any minor out-of-scope items.

Forecast

During the quarter ended December 31, 2015, the Operator of the Gahcho Kué Diamond Mine established through a Quantitative Risk Analysis (“QRA”) that additional funding of approximately $37.5 million may be required to complete the construction of the Gahcho Kué Diamond Mine. This amount excludes any minor out-of-scope purchases and movements in foreign exchange. Included in the $37.5 million is $14.7 million relating to identified capital items where costs increased against the original budget, and $22.8 million relating to additional contingency, which may be spent in part or in whole to complete the Gahcho Kué Diamond Mine.

The Operator also estimated that an additional $5.6 million will be required for minor out-of-scope purchases and movements in foreign exchange. The Canadian dollar moved significantly against the U.S. dollar and other currencies over the past year.

On finalizing the US$370 million Loan Facility, the lenders agreed to fund $10.9 million (the Company’s 49% share of $22.2 million out of the $24.9 million relating to minor out-of-scope purchases and movements in foreign exchange) within the Facility. The Company will fund approximately $18.4 million (49% of the additional $37.5 million that may be required to complete to project) from the $93.3 million Cost Overrun Reserve Account. This would represent a 3.7% variance from the Company’s share of the original budget of $1,019 million.

For the period January 1, 2016 to December 31, 2016, approximately $384.5 million (excluding management fee) will be required by the Operator. Included in the $384.5 million is $262 million relating to the capital budget of $1,019 million, $37.5 million relating to the QRA as discussed above, $5.6 million relating to the remaining minor out-of-scope purchases and movements in foreign exchange, ramp-up operating costs of $56.4 million, $631,120 for sustaining capital and advanced working capital of $22.4 million. The Company will contribute approximately $194.0 million, which includes a management fee of approximately $5.7 million. Of the $194.0 million an amount of $173.7 million will be funded from the Loan Facility and the remaining $20.3 million from the Cost Overrun Reserve Account.

For the period January 1, 2017 to February 28, 2017, funding of approximately $32.6 million (excluding management fee) will be required by the Operator. Included in this amount is ramp-up operating costs of $28.8 million, $1.1 million for sustaining capital, $1.2 million for working capital and the remaining $1.5 million for original capital related costs. The Company will fund approximately $16.5 million, which includes a management fee of approximately $526,000, from the Loan Facility.

Table 3 below compares the original budget against the forecast.

Table 3

Capital Forecast by WBS

WBS	Description	CAD (M) ORIGINAL BUDGET	CAD (M) FORECAST
1000	Mine Operations	197.3	244.7
2000	Site Development & Roadworks	10.6	22.2
3000	Process Facilities	140.1	157.5
4000	Utilities	50.2	56.4
5000	Ancillary Buildings	53.1	44.7
6000	Waste & Water Management	6.3	5.9
7000	Off-site Facilities	0.4	0.4
Subtotal - Direct Costs =		458.0	531.8
8000	Owner’s Management Costs	104.2	102.0
9000	Indirect Costs	375.7	399.9
Subtotal – Owners + Indirect Costs =		479.9	501.9
9900	Contingency	81.1	22.8
9910	Escalation	-	-
Total - Projects		1,019.0	1,056.5
Management Reserve	Out-of-scope and foreign exchange	_	24.9
Total – Projects and Management Reserve		1,019.0	1,081.4

Gahcho Kué Operating Cost Forecast

The updated average annual operating cost estimate and average Life of Mine unit costs for the Gahcho Kué Diamond Mine prepared by the Operator are summarised in Table 4 in 2015 Canadian dollars.

Table 4

Operating Cost Forecast Summary in 2015 Canadian dollars

WBS	Description	Average Annual Cost ($)	Average Mined ($/t)	Average Processed ($/t)
A	Mine	101,244,341	3.79	35.64
B	Process	21,870,142	0.82	7.67
C	Power	18,504,242	0.68	6.43
D	Freight	20,849,308	0.78	7.28
E	G&A	46,004,924	1.71	16.11
F	Contingency	-	-	-
G	Management Fee	6,503,256	0.24	2.28
H	Sorting Costs	2,657,492	0.10	0.92
-	Total	217,633,705	8.12	76.33

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the Gahcho Kué Diamond Mine. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 5 below.

Table 5

Gahcho Kué Mineral Reserve Estimate

(JDS, March 2014 FS)

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.4	1.74		23.2
Hearne	Probable	5.6	2.07		11.7
Tuzo	Probable	16.4	1.25		20.6
Total	Probable	35.4	1.57	*	55.5

* Fully diluted mining grade

Gahcho Kué Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by De Beers, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 6 below) was prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009.

Table 6

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
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm

2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft

Table 6 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report.

Table 7 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 7

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	6.6	15.8	20.8	132
	Inferred	3.7	8.9	14.4	161
Summary	Indicated	14.0	33.8	56.6	167
	Inferred	4.7	11.3	18.5	164

The updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 88% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

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

Table 8 below summarizes the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 8 – Tuzo Deep Caustic Fusion Diamond Recovery Results

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

Gahcho Kué Independent Diamond Valuation

WWW provided an updated independent valuation of the diamonds recovered from the Gahcho Kué Diamond Mine. All diamond values presented below are based on the WWW Price Book as at August 8, 2014. It is estimated that average rough diamond prices have weakened by approximately 15% since the last valuation. During the same period the Canadian dollar (the Company’s functional currency) has weakened from a rate of $1.0971/US$1 to $1.3840/US$1 at December 31, 2015 or by approximately 26.15%.

Table 9 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project as of August 8, 2014.

Table 9

Actual Price US$/carat
Pipe	Zone	Total Carats	US$/Carat		Total Dollars
5034	Centre/East Lobe	1,957.54		204	400,264
	West Lobe	1,132.14		108	122,607
Hearne		2,905.76		92	266,423
Tuzo		2,321.85		311	722,687
Total		8,317.29	US$	182	$1,511,981

Note: Total Dollars are the result of rounding.

In their report WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I color which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high color (D/E) which WWW valued at $23,000 per carat giving a total value of $227,700”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué. Table 10 below presents models of the August 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 10

Pipe	High Model		Base Model		Low Model
5034 Centre		177		139		119
5034 West		181		138		123
5034 North/East		204		149		126
Hearne		144		112		102
Tuzo		141		105		99
Average	US$	163	US$	123	US$	113

Note: 1 mm nominal square mesh

Diamond values are in U.S. Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$123. The WWW models use size distribution models (carats per size class) developed by De Beers.

Diamond Outlook

The Global Diamond Report 2015 published by Bain & Company Inc., reported that during 2015, the diamond industry suffered the effect from the mild decline in consumer demand for diamond jewelry that started in 2014 in Greater China. That slowdown led to a notable drop in demand for polished and rough diamonds, which in turn led to price decreases for polished and rough diamonds of 12% and 23%, respectively, since May 2014 and 8% and 15%, respectively, since the beginning of 2015. The weaker-than-expected growth in customer demand initially affected demand for polished diamonds as retailers built up inventories and reduced purchases of polished diamonds. The slowdown then extended to rough-diamond producers as mid-market companies built up their inventories and reduced their purchases of rough diamonds despite declining prices. It is expected that regular circulation of diamonds through the pipeline should be restored as soon as the midmarket and retail segments clear their excess inventories.

The report indicates that the long-term outlook for the diamond market remains positive, with demand expected to outpace supply starting in 2019. Until then, the rough-diamond supply-demand balance will be tight. They expect demand for rough diamonds to recover from the recent downturn and return to a long-term growth trajectory of about 3% to 4% per year on average, relying on strong fundamentals in the U.S. and the continued growth of the middle class in India and China.

Gahcho Kué Diamond Mine Update

The first blast in the quarry at the Gahcho Kué Diamond Mine occurred on December 13, 2013 and production of aggregate material for infrastructure foundations, roads and the landing strip commenced.

During February and March 2015, 2,193 truckloads, which included the diamond plant, mining equipment, construction materials, explosives and fuel was delivered to the Gahcho Kué Diamond Mine on the ice road. As at March 29, 2016, the overall project development is progressing according to plan. Construction of the Gahcho Kué Diamond Mine is targeted to be completed by H1 2016, following which commissioning of the diamond plant will commence. The Gahcho Kué Diamond Mine is targeted to be completed in 2016 with ramp up to first production by September 2016 and commercial production by January 2017.

Procurement Progress

As at December 31, 2015 procurement is currently on target at 99%. During the year ended December 31, 2015 with the various equipment and construction material at site, the focus is on the close-out of the various procurement packages and managing site contracts.

Since commencing construction in December 2013, materials, equipment and services totaling $827 million of the original $1,019 million budget have, at December 31, 2015, been ordered and received at site, which represents approximately 81.2% of the total material, equipment and services costs for the construction of the Project.

Construction Progress

On April 1, 2014, De Beers, the Operator of the Gahcho Kué Diamond Mine signed an Engineering Procurement and Construction Management Services Agreement (“Hybrid EP”) with Hatch Ltd. to construct the mine.

At December 31, 2015, overall project progress stands at 83% complete and remains on track for first production in H2 2016.

Calendar 2015 construction activities represent approximately 67% of the total execution plan, with approximately 33% of work scheduled for early 2016. No lost time incidents were recorded for the year ended December 31, 2015.

A key construction milestone achieved during the year was the commencement and completion of the principal concrete pour for the foundations of the process plant. Concrete pouring commenced during April 2015 and by the end of December 2015 approximately 11,500 cubic meters of structural concrete had been produced and poured at site. All concrete activities are now complete. At December 31, 2015 structural steel progress was 100% complete.

Measures are underway to ensure contractors meet their costs and schedules to minimize the risk of Project cost overruns. Construction of the 3 million tonnes per annum process plant facility represents the project’s critical path activity. The plant building was completed and heated during October 2015, allowing the final installation of equipment, cables and instrumentation from October 2015 through to May 2016. Production is scheduled to commence during H2 2016 with a four month ramp-up to commercial production by the end of January 2017. The project remains on schedule to achieve these milestones.

The project’s accommodation and administration facilities were completed during 2014 and temporary accommodation to accommodate the peak construction staff was completed in May 2015. The Camp occupancy was at 466 personnel at December 31, 2015 but went over 609 during the month. The Camp capacity for single occupancy is 478. Double-occupancy began in August 2015 and will continue through March 2016.

Gahcho Kué Capital Cost Summary

At December 31, 2015, the Operator of the Gahcho Kué Diamond Mine issued purchase orders of $962 million of the approved $1,019 million budget. As mentioned above approximately $827 million of materials, equipment and services had been received leaving a balance of approximately $135 million of the remaining commitments to be received or incurred. Based on the approved budget, approximately $57 million remains uncommitted or $94.5 million against the $1,056.5 forecast (before out-of-scope items and foreign exchange). These orders will be placed from January 2016 to completion.

FINANCING TRANSACTIONS DURING 2015

Equity

On March 31, 2015, the Company announced the successful completion of a $95 million rights offering (the “Offering”). A total of 135,204,550 rights were exercised for 23,761,783 common shares.

Under the terms of the Offering, every 5.69 Rights entitled the holder thereof to purchase one common share at a subscription price of $4.00 per common Share. The subscription price of $4.00 per common share was equal to a discount of approximately 16% from the volume weighted average trading price of the common shares on the TSX for the 5 day period ending on February 17, 2015.

Mr. Dermot Desmond, an insider of the Company and principal owner of Bottin (International) Investments Ltd. (“Bottin”), provided a standby guarantee to the Company whereby he agreed to purchase any rights not otherwise subscribed for by shareholders. Mr. Desmond received a standby fee of 3%, which following shareholder approval at the Annual Special Meeting held on June 16, 2015 was settled through the issuance on June 25, 2015 of 712,500 common shares of the Company.

Loan Facility

On April 2, 2015, the Company through its subsidiary, 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The Lenders hold security over the Company’s 49% interest in the Gahcho Kué Diamond Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule that commenced on April 7, 2015 and ends on March 31, 2017 to correspond with the projected construction period. When the Company reaches the earlier of commercial production or September 30, 2017, it will be subject to certain financial and insurance covenants. The Company would be subject to certain financial and insurance covenants in certain special scenarios including the event of default.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a Cost Overrun Reserve Account, which is restricted to fund potential cost overruns of the project, and use of this account must be approved by the lenders. A cost to complete shortfall would exist if available funding remaining under the Loan Facility is less than the projected costs to completion of the project. Such shortfall would represent a cost overrun. If the Lenders are satisfied that the cost overrun can be funded with amounts in the Cost Overrun Reserve Account then no event of default would have occurred, and the lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the Cost Overrun Reserve Account were insufficient to fund the project to completion, additional funding would be required and no amounts would be available to be drawn until such shortfall was remedied.

The Loan Facility will be used to fund the Company’s share of the remaining construction cost of the Gahcho Kué Diamond Mine, associated fees, operating costs during the build-up to commercial production, general and administrative costs, interest costs and repayment of $10 million of sunk costs, which becomes payable to De Beers Canada on achievement of commercial production, targeted in January 2017. At March 29, 2016, the Company had drawn US$231 million against the US$370 million Loan Facility.

Included in the US$370 million Loan Facility is an amount of $10.9 million Canadian dollars (49% of the $22.2 million as discussed above), which on April 7, 2015 was provided for by the Lenders to take into account the negative movement of the Canadian dollar against various currencies and some other minor out-of-scope items.

The terms of the Loan Facility required the Company to arrange a US$75 million cost overrun facility or maintain funds in a restricted cost overrun account. On April 8, 2015, the Company deposited $93,345,000 into a restricted cost overrun account in 2435572 Ontario Inc. At December 31, 2015, $451,087 has been used to fund some minor out-of-scope items approved by the Joint Venture Management Committee. As at December 31, 2015, interest totaling $627,435 has been earned in the restricted cost overrun account.

On April 7, 2015, the Company entered into U.S. dollar interest rate swaps (“IRS”) to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 9) and entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. On July 10, 2015, the Company entered into additional foreign currency forward strip contracts from August 4, 2015 to February 1, 2017. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in the fair value of the IRS and foreign currency forward strip contracts are recognized in the Statement of Comprehensive Loss as gains or losses on derivatives.

Interest Rate Swap Contracts

The Company has entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The table below provides a summary of the interest rate swap contracts outstanding as at December 31, 2015:

Period of Interest Rate Contracts	Notional Amount (USD)
January 1, 2016 to December 31, 2016	$224,693,146
January 1, 2017 to December 1, 2017	277,500,000
January 1, 2018 to December 31, 2018	161,932,194
January 1, 2019 to December 31, 2019	41,995,998
January 1, 2020 to March 31, 2020	5,877,827

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832,365 or US$43,130,678, with a weighted average price of $1.27131/US$1. At December 31, 2015 notional amounts of $132,925,735 or US$106,299,141 had been executed against the strip contracts.

The table below provides a summary of currency contracts outstanding as at December 31, 2015:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
January 1, 2016 to December 31, 2016	$130,485,120	$1.2544	$104,024,890
January 1, 2017 to February 1, 2017	10,547,404	1.2447	8,473,595
	$141,032,524	$1.2536	$112,498,485

At December 31, 2015, US$158 million ($218,672,000 Canadian) was outstanding under the Loan Facility using an exchange rate of $1.3840/US$1. The loan is carried at amortized cost on the balance sheet.

As at December 31, 2015, financing costs totaling $29,181,602 consisting primarily of fees payable to the lenders, legal and financial advisory fees, other financing related expenses and commitment fees relating to the Loan Facility have been deferred. The loan has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at December 31, 2015 is $13,891,403 (December 31, 2014 - $2,570,914) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method.

Of the US$158 million drawn at December 31, 2015, US$127.0 million was used for capital related costs, US$30.3 million for costs listed below and the remainder of approximately US$0.7 million for funds held in restricted accounts discussed below.

•	US$13.4 million paid to the lenders for fees and various agency roles;
•	US$4.1 million used to fund various legal, advisory fees and other financing and related expenses incurred to arrange the Loan Facility;
•	US$2.7 million used to fund general and administration costs;
•	US$10.1 million interest and commitment fees.

At December 31, 2015, the Company had US$374,277 in the restricted U.S. dollar proceeds account and $472,672 or US$341,526 equivalent of in the restricted Canadian dollar proceeds account. These amounts are restricted to the Project and related expenditure and may only be released on completion of utilization requests approved by the Facility Agent.

The following table shows the expected repayment schedule for the Loan Facility, assuming the entire US$370 million is drawn:

Year	Principal repayment
2017	US$	24,791,085
2018		93,845,271
2019		100,948,191
2020		46,778,076
2021		63,039,904
2022		40,597,473
Total	US$	370,000,000

Results of operations

The expenditures directly attributable to the development of the Gahcho Kué Diamond Mine are capitalized. The total original budgeted cost to construct the mine was $1,019 million (excludes exchange rate movement, out-of-scope purchases and adjustments resulting from the QRA as discussed above). The revised forecast is $1,081.4 million as discussed above.

Management believes that the Company’s cash resources and Loan Facility will enable it to fund its share of the remaining construction costs of the Gahcho Kué Diamond Mine and does not expect to raise additional cash. The Company currently does not generate cash from operations.

Selected Annual information

	December 31, 2015	December 31, 2014	December 31, 2013
Interest income	$1,130,419	$458,659	$355,428
Management fees	90,000	90,000	152,500
Operating expenses	(6,316,576)	(4,726,839)	(27,087,984)
Other expenses	(38,072,814)	(214,211)	(23,882)
Net loss for the period	(43,168,971)	(4,394,079)	(26,603,938)
Basic and diluted loss per share	(0.28)	(0.04)	(0.28)
Cash flow from operating activities	(4,243,550)	(6,547,129)	(32,619,536)
Cash, end of year	9,081,791	3,779,907	11,344,472
Total assets	582,848,108	300,994,512	110,367,203
Long-term liabilities	230,226,813	7,996,825	5,224,662
Dividend declared	Nil	Nil	Nil

FINANCIAL REVIEW

Three months and year ended December 31, 2015 compared to the three months and year ended December 31, 2014

For the three months ended December 31, 2015, the Company recorded a net loss of $10,247,682 or $0.06 per share, compared to $458,431 net loss or $0.00 per share for the three months ended December 31, 2014. For the year ended December 31, 2015, the Company recorded a net loss of $43,168,971 or $0.28 per share, compared to $4,394,079 net loss or $0.04 per share for the year ended December 31, 2014. For the year ended December 31, 2015 stock based compensation of $2,268,263 was incurred, compared to $316,018 and derivative loss of $17,241,753 was incurred compared to $Nil for the same period in 2014.

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

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data

		Three months ended
	December 31	September 30	June 30	March 31
	2015	2015	2015	2015
	$	$	$	$
Earnings and Cash Flow
Interest income	457,389	241,928	297,166	133,936
Operating expenses	(2,367,544)	(676,617)	(2,588,372)	(684,043)
Net loss for the period	(10,247,682)	(26,590,291)	(5,760,241)	(570,757)
Basic and diluted loss per share	(0.06)	(0.17)	(0.04)	(0.00)
Cash flow from operating activities	(1,591,933)	(369,311)	(1,586,871)	(695,435)
Cash flow from investing activities	(57,622,213)	(23,496,193)	(186,756,514)	12,127,757
Cash flow from financing activities	36,315,623	32,484,728	104,313,186	92,076,884
Balance Sheet
Total assets	582,848,108	553,299,200	510,358,416	409,428,267

		Three months ended
	December 31	September 30	June 30	March 31
	2014	2014	2014	2014
	$	$	$	$
Earnings and Cash Flow
Interest income	260,229	97,195	41,746	59,489
Operating expenses	(658,851)	(1,011,609)	(1,734,587)	(1,231,792)
Net loss for the period	(458,431)	(965,881)	(1,743,911)	(1,225,856)
Basic and diluted loss per share	(0.00)	(0.01)	(0.02)	(0.01)
Cash flow from operating activities	(4,387,710)	(1,061,639)	5,048,459	(8,457,794)
Cash flow from investing activities	(100,645,017)	(14,145,955)	(54,118,175)	4,184,666
Cash flow from financing activities	94,767,451	(50,172)	50,266,368	21,034,953
Balance Sheet
Total assets	300,994,512	200,818,322	185,200,584	153,622,916

COSTS AND EXPENSES

The costs and expenses for the three months and years ended December 31, 2015, December 31, 2014 and December 31, 2013 are comparable except for the following:

Consulting fees

Consulting fees for the three months ended December 31, 2015, 2014 and 2013 respectively were $1,727,384, $538,171 and $509,589. For the years ended December 31, 2015, 2014, and 2013 consulting fees respectively were $4,123,689, $1,550,392 and $2,527,607. Included in these amounts for the years ended December 31, 2015, 2014 and 2013 respectively were $2,268,263, $316,018 and $1,240,821 relating to stock based compensation.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended December 31, 2015, 2014 and 2013 respectively were $6,463, ($179,813) and $5,456,405. For the years ended December 31, 2015, 2014 and 2013 exploration and evaluation expenses respectively were $32,001, $1,508,329 and $21,837,083. The decrease from 2015 compared to 2014 and 2013 are as a result of all Gahcho Kué development costs being capitalized, effective December 31, 2013.

Gahcho Kué Project management fees

Gahcho Kué Project management fees for the three months ended December 31, 2015, 2014 and 2013 respectively were $Nil, $Nil and $460,104. For the years ended December 31, 2015, 2014 and 2013 Gahcho Kué Project management fees respectively were $Nil, $Nil and $1,113,848. The decrease for the same period in 2015 and 2014 is as a result of all Gahcho Kué development costs being capitalized, effective December 31, 2013.

Office and administration

Office and administration expenses for the three months ended December 31, 2015, 2014 and 2013 respectively were $133,340, $98,462 and $69,004. For the years ended December 31, 2015, 2014 and 2013 office and administration respectively were $499,676, $385,326 and $318,735. Insurance and other costs have increased during 2015.

Professional fees

Professional fees for the three months ended December 31, 2015, 2014 and 2013 respectively were $309,582, $118,738 and $74,115. For the years ended December 31, 2015, 2014 and 2013 professional fees respectively were $678,842, $423,752 and $344,701. The increase in 2015 compared to 2014 relates to various legal and audit related matters.

Transfer agent and regulatory fees

Transfer agent and regulatory fees for the three months ended December 31, 2015, 2014 and 2013 respectively were $63,655, $42,778 and $36,819. For the years ended December 31, 2015, 2014 and 2013 transfer agent and regulatory fees respectively were $408,834, $232,772 and $180,412. At the end of 2014, the Company listed on the NASDAQ which resulted in an increase in listing fees and additional fees relating to the amendment of the stock option plan.

Interest income

Interest income for the three months ended December 31, 2015, 2014 and 2013 respectively were $457,389, $260,229 and $60,810. For the years ended December 31, 2015, 2014 and 2013 interest income respectively were $1,130,419, $458,659 and $355,428. The increase in 2015 is as a result of a higher interest rate being obtained on a higher balance (cost overrun account of approximately $93 million) than in 2014.

Derivative loss

Derivative loss for the three months ended December 31, 2015, 2014 and 2013 respectively were $991,720, $Nil and $Nil. For the years ended December 31, 2015, 2014 and 2013 derivative loss respectively were $19,408,350, $Nil and $Nil. In 2015, foreign exchange and interest rate swap contracts were entered into on April 7, 2015 and on July 10, 2015 additional foreign exchange contracts were executed.

Foreign exchange loss

Foreign exchange loss for the three months ended December 31, 2015, 2014 and 2013 respectively were $7,296,986 $Nil and $Nil. For the years ended December 31, 2015, 2014 and 2013 foreign exchange loss respectively were $18,224,300, $Nil and $Nil. The increase in 2015 is a result the translation of the Loan Facility and U.S. dollar cash balances at the spot rate at the year end.

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

FINANCIAL POSITION AND LIQUIDITY

The Company is in the process of developing the Gahcho Kué Diamond Mine in conjunction with De Beers. The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent upon the successful development and commissioning, and upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the Gahcho Kué Diamond Mine may lead to dilution of the interest in the Gahcho Kué Diamond Mine and may require the Company to write off costs capitalized to date. As discussed above the Company believes it has arranged the necessary financing to fund its remaining share of the construction costs of the Gahcho Kué Diamond Mine and does not believe that it will require additional funding. The Company currently has no source of revenue.

Cash flow used in operating activities, including change in non-cash working capital for the years ended December 31, 2015, 2014 and 2013 respectively were $4,243,550, $8,858,684 and $32,619,536. The decrease in cash flow in 2015 and 2014 is a result of changes in non-cash operating working capital.

Investing activities for the years ended December 31, 2015, 2014 and 2013 respectively were ($255,747,331), ($164,724,481) and $14,322,371. For the years ended December 31, 2015, 2014 and 2013 respectively, the outflow for the purchase of equipment and the capitalization of expenditures directly related to the development of the Gahcho Kué Diamond Mine were $239,795,590, $112,267,464 and $9,108,832. Development activity has been increasing steadily since December 2013 when the Mackenzie Valley Land and Water Board approved a pioneer Land Use Permit for the Gahcho Kué Diamond Mine, which allowed land-based site works to commence. Cash flows used in investing activities for December 31, 2015 include $94,512,019 in restricted cash, $239,795,590 in property and equipment and offset by $77,261,842 redemption of short-term investments. In 2014, $112,267,464 was used for property and equipment and the purchase of $52,918,620 in short-term investments. In 2013, $9,108,832 was used for property and equipment and the redemption of $23,075,775 in short-term investments.

Financing activities for the years ended December 31, 2015, 2014 and 2013 respectively were $265,190,421, $166,018,600 and $29,366,941. Cash flows from financing activities for the year ended December 31, 2015 relate to cash draws of US$158 million or approximately $200 million Canadian dollar equivalent (foreign exchange contract rates and spot rates) from April 9, 2015 to December 31, 2015 from the Loan Facility, net of financing costs, approximately $27.7 million used in payment of financing costs, and approximately $95 million from a Rights Offering whereby 23,761,783 shares were issued at a price of $4.00.

Comparatively, in 2014, the Company closed a bought-deal private placement and a non-brokered private placement for common shares for gross proceeds of $28,244,672. The Company issued 5,538,171 common shares at a price of $5.10 per share. Transaction costs in the amount of $1,058,942 were paid in relation to the bought-deal and non-brokered private placements and other share issuance costs of $150,775 were incurred in connection with the bought-deal and non-brokered private placements. On September 28, 2014, the Company closed a non-brokered private placement for common shares for gross proceeds of $45,525,140. The Company issued 9,105,028 common shares at a price of $5.00 per share. Transaction costs in the amount of $755,250 were incurred in relation to the non-brokered private placement which included 60,000 common shares at a price of $5.00 per share which were issued subsequent to the quarter end and other share issuance costs of $269,799 which were incurred in connection with the non-brokered private placement.

For the year ended December 31, 2013, the Company closed a non-brokered private placement of common shares for gross proceeds of $29,446,000. The Company issued 5,889,200 common shares at a price of $5.00 per share. Transaction costs in the amount of $567,330 were paid in relation to the private placement and share issuance costs of $71,169 were incurred in connection with the private placement.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS RISKS

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of a loss associated with counterparty’s inability to fulfill its contractual payment obligations. The Company’s financial assets are primarily composed of cash and restricted cash. To mitigate exposure to credit risk, the Company has adopted strict investment policies, which prohibit any equity or money market investments. All of the Company’s cash and restricted cash are held with reputable financial institutions. The Company believes it has no significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Additional funds from the Loan Facility (Note 9) will be required to fund its share of the construction of the Gahcho Kué Diamond Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant.

Foreign currency risk

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the Gahcho Kué Diamond Mine will be in Canadian dollars, but funded through the U.S. dollar Loan Facility. The Company has entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The foreign currency forward strip contracts increase the exposure to financial risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollar.

As at December 31, 2015, the Company had cash and restricted cash, derivative liabilities and the Loan Facility that are in U.S. dollars.

Cash	$2,400,000
Restricted cash	500,000
Derivative liabilities	(17,200,000)
Loan facility	(218,700,000)
Total	$(233,000,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2015 would have resulted in an increase or decrease to net loss of approximately $23.3 million.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings, interest rate swap contracts and short-term investments. The Company has entered into interest rate swaps to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. As at December 31, 2015, the total Loan Facility drawn was US$158 million and interest rate swaps of US$117.7 million are currently in effect.

At December 31, 2015, a 100 basis point increase in the LIBOR interest rate for the 75% interest rate swap portion would have resulted in a decrease to interest by approximately $9.96 million. A 100 basis point decrease in the LIBOR interest rate for the 75% interest rate swap portion would have resulted in an increase to interest by approximately $10.15 million.

At December 31, 2015, a 100 basis point increase in LIBOR interest rate for the 25% floating portion would have resulted in an increase to interest by approximately $53,100. A 100 basis point decrease in LIBOR interest rate for the 25% floating portion would have resulted in a decrease to interest by approximately $53,100.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at December 31, 2015, 2014 and 2013 no indicator of an impairment in the carrying value of its mineral properties had occurred.

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

b)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

c)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)	Deferred taxes

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

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

At the date of preparation of this MD&A, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for years beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the Gahcho Kué Diamond Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the operator of the Gahcho Kué Diamond Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Diamond Mine relate to the funding of the Company’s interest in the Gahcho Kué Diamond Mine for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

As discussed in Note 11, the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

The balances as at December 31, 2015 and 2014 were as follows:

	December 31,	December 31,
	2015	2014
Payable to the operator of the Gahcho Kué Diamond Mine*	$1,210,408	$1,345,183
Receivable from Kennady Diamonds	8,475	-
Payable to key management personnel	-	398,895

*included in accounts payable and accrued liabilities

The transactions for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
The total of the transactions:
Kennady Diamonds	$90,000	$90,000	$152,500
Remuneration to key management personnel	3,843,355	1,426,256	2,457,759
Management fee charged by the operator of the Gahcho Kué Diamond Mine	6,522,109	4,067,683	1,113,848

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Consulting fees, director fees, bonus and other short-term benefits	$1,575,092	$1,110,238	$1,216,938
Share-based payments	2,268,263	316,018	1,240,821
	$3,843,355	$1,426,256	$2,457,759

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

The following table summarizes the contractual maturities of the Corporation’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$142,256	$11,855	$-	$-	$154,111
Gahcho Kué Diamond Mine commitments	66,169,607	-	-	-	66,169,607
Trade and other payables	28,193,849	-	-	-	28,193,849
Loan facility - Principal	-	164,192,718	54,479,282	-	218,672,000
Loan facility - Interest	15,670,300	26,084,400	1,398,300	-	43,153,000
Interest Rate Swap Contracts:
Outflows	2,628,750	1,227,392	(289,119)	(7,286)	3,559,737
Forward Exchange Contracts*:
(Inflows)	(130,485,120)	(10,547,404)	-	-	(141,032,524)
Outflows	143,970,448	11,727,455	-	-	155,697,903
	$126,290,090	$192,696,416	$55,588,463	$(7,286)	$374,567,683

*The foreign exchange contracts inflows and outflows have been signed with the syndicate of lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

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

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risk that the development of the mine will not be consistent with the Company’s expectation;
▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of its joint venture partner to continue to obtain adequate financing on a timely basis and particularly given recent volatility in the global financial markets;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to construction and/or operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	the ability to develop and operate the Company’s Gahcho Kué Diamond Mine on an economic basis and in accordance with applicable timelines;

▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Corporate Governance Practices

Amendments to National Instrument 58-101 Corporate Governance Disclosure adopted by the Ontario Securities Commission on December 31, 2014 provide for the disclosure of the following matters on an annual basis:

• policies regarding the representation of women on the board,

• the board’s or nominating committee’s consideration of the representation of women in the director identification and selection process,

• the Company’s consideration of the representation of women in executive officer positions when making executive officer appointments,

• targets regarding the representation of women on the board and in executive officer positions, and

• the number of women on the board and in executive officer positions.

The Company’s information circular dated May 21, 2015 for the annual special and general meeting of shareholders inadvertently did not include this disclosure.

Policies Regarding the Representation of Women on the Board

Disclose whether the Company has adopted a written policy relating to the identification and nomination of women Directors. If the Company has not adopted such a policy, disclose why it has not done so.

The Board has not adopted a written policy relating to the identification and nomination of women directors. The directors of the Corporation have a fiduciary duty to act in the best interests of the Corporation. As part of that duty, the Board believes that it should be able to select and nominate for election or appointment as directors those individuals who will best serve the interests of the Corporation, regardless of gender, race, creed or gender identity. The Board believes that implementing such a policy will potentially restrict the Board’s ability to select those individuals that will best serve the interests of the Corporation.

Consideration of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the Company does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the Company’s reasons for not doing so.

The Board considers the level of representation of women on the board in identifying and nominating candidates for the appointment or election to the Board. In identifying and nominating candidates for election or appointment to the Board, the Board considers various factors, including, but not limited to: (i) the individual merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the current composition of the Board; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the Company considers the level of representation of women in executive officer positions when making executive officer appointments. If the Company does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the Company’s reasons for not doing so.

The Corporation considers the level of representation of women in executive officer positions when making executive officer appointments. In making executive officer appointments, the Corporation considers various factors, including, but not limited to: (i) the merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the composition of the executive officers; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

Company’s Targets Regarding the Representation of Women on the Board in Executive Officer Positions

Disclose whether the Company has adopted targets regarding women on the Company’s Board or in executive officer positions of the Company. If the Company has not adopted targets, disclose why it has not done so.

The Corporation has not adopted specific targets for gender or other dimensions of diversity at the Board or executive officer level due to the relatively small size of these groups. In addition, the Corporation believes that it is important that each appointment to the Board and at the executive officer level be made, and be perceived as being made, based on the merits of the individual and the needs of the Corporation at the relevant time. If specific targets were adopted based on specific criteria, including gender, race, creed or gender identity this could limit the Corporation’s ability to ensure that the overall composition of the Board and its team of executive officers meets the needs of the Corporation.

Number of Women on the Board and in Executive Officer Positions

Disclose the number and proportion (in percentage terms) of Directors on the Company’s Board who are women. Disclose the number and proportion (in percentage terms) of executive officers of the Company, including all major subsidiaries of the Company, who are women.

Currently, the Board does not have any Directors who are women (0%). The Company does not have any executive officers who are women (0%).

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the NASDAQ under the symbol MDM.

At March 29, 2016, there were 159,678,833 shares issued and 2,950,000 stock options outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the "Exchange Act" as of December 31, 2015 (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in our reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Reference is made to our Management's Report on page 100 of our Annual Report on Form 20-F for the year ended December 31, 2015. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2015. This report appears on page 100 of such Annual Report.

CHANGES IN INTERNAL CONTROLS

There have not been any changes in the Company’s Internal Control Over Financial Reporting or in other factors that occurred during the year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s Internal Control Over Financial Reporting.

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

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors. Historical results of operations and trends that may be inferred from the following above discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

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

Each director of MPV is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of MPV, as of March 29, 2016.

Name	Position with Company	Date of First Appointment
Jonathan Comerford	Chair and Director(2)(3) (4)	Chair of the Company since May 11, 2006 and Director since September 21, 2001
Patrick Evans	President, Chief Executive Officer and Director	President and Director of the Company since November 15, 2005
Bruce Ramsden	Vice-President Finance and CFO	Vice President Finance since February 1, 2013 and Chief Financial Officer effective May 1, 2013
Reid Mackie	Vice-President Diamond Marketing	Vice President Diamond Marketing since November 1, 2015.
Bruce Dresner	Director(1) (4)	Director since March 11, 2013
Peeyush Varshney	Director(1) (2) (4)	Director since April 13, 2007
Carl Verley	Director(1)(3) (4)	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997
David E. Whittle	Director(2)(3) (4)	Director since November 1, 1997

(1)     Member of the Company's Corporate Governance Committee.

(2)     Member of the Company's Audit Committee.

(3)     Member of the Company's Compensation Committee.

(4)     Independent director.

The following is a description of the Company's directors and senior management. The information provided is not within the knowledge of the management of the Company and has been provided by the respective directors and senior officers.

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of the Company since September 2001 and Chair since April 2006. Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manager at IIU since August 1995. He serves as a director of Kennady Diamonds Inc. since February 2012.

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President, CEO and a director of Mountain Province Diamonds Inc. since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. In 1999 he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company).  In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp. (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006.   Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007 which was taken over by Hudbay in the March 2011.  He also served as a non-executive director of Anvil Mining Limited (a copper mining company) from March 2009 to February 2012 when Anvil Mining was acquired by Minmetals. Mr. Evans has also served as the President and CEO and a director of Kennady Diamonds Inc. since February 2012 and is a non-executive director of Archon Minerals Limited and VMS Venture Inc.

Bruce C. Ramsden, B.Comm., A.C.I.S.

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

Reid Mackie, BA

Mr. Mackie has been the Company’s Vice President Diamond Marketing since November 2015. Prior to joining the Company he was with Rio Tinto Diamonds, where he held the positions of Manager Sales and Marketing for Argyle Pink Diamonds in Perth, Australia (2011 to 2015) and Senior Executive Trader in Antwerp, Belgium (1999 to 2010). At Argyle, Mr. Mackie was responsible for the pricing and sales of all Argyle pink polished diamonds including the Argyle pink diamond tender. In Antwerp, Mr. Mackie was responsible for the valuation and sales of rough diamonds from the Diavik, Argyle, Murowa, Ellendale and Merlin diamond mines. Mr. Mackie is a graduate of the University of British Columbia (B.A., 1994).

Bruce Dresner, MBA, BA

Mr. Dresner has had a distinguished career as an investment professional, including Director of Investments and Chief Investment Officer at Dartmouth College (1985-1990), Vice President for Investments and Chief Investment Officer at Columbia University (1990-2002), Principal of Quellos Group LLC (2002-2007) and Managing Director, BlackRock Inc. (2007-2008). Since his retirement from BlackRock, Mr. Dresner has held a number of board and advisory positions, including serving on the advisory board of Capstone Investment Advisors (2008-2010), as a member of the strategic advisory board of Wilshire Private Markets at Wilshire Associates Inc. (2010-2014), and a trustee of the Gottex Multi-Asset Endowment and Alternative Asset Funds (2011-present) and as Senior Advisor to BlueLine Advisors LLC (2014 – present). Bruce Dresner is a graduate of Dartmouth College Tuck School of Business (MBA, 1971) and the University of Miami (BA Economics, 1969). Mr. Dresner also received his CFA (Chartered Financial Analyst) designation in 1980. Mr. Dresner is a resident of Florida, USA. Mr. Dresner was appointed as a director of Mountain Province in March 2013. He is also a director of the Sherman Fairchild Foundation (non-profit).

Peeyush Varshney, B.Comm., LL.B.

A resident of British Columbia, Canada, Mr. Peeyush Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of Canada Zinc Metals Corp., a resource exploration company listed on the TSX Venture Exchange. Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia. He then articled at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994, and has been a member of the Law Society of British Columbia since September 1994. Mr. Varshney is also director of Afrasia Mineral Fields Inc., Mexigold Corp., Trigen Resources Inc., Minaean SP Construction Corp., Open Gold Corp., Broome Capital Inc. and Margaret Lake Diamonds Inc.

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

David E. Whittle, B.Comm., CPA, C.A.

Mr. Whittle is a Chartered Professional Accountant, Chartered Accountant, and is a resident of British Columbia, Canada. He has been a director of Mountain Province Diamonds Inc. since November 1997. Mr. Whittle obtained a Bachelor of Commerce degree (Finance) in 1987 from the University of British Columbia. He then articled at Coopers & Lybrand, a Chartered Accountancy firm, in Vancouver, British Columbia, becoming a Chartered Accountant in 1991. From 1993 to June 2000, on completion of the Amalgamation, he was President/CEO and Chief Financial Officer of Glenmore. From 1994 to 1998, he was also Chief Financial Officer of Lytton Minerals Limited, a diamond mining exploration company with which Glenmore was affiliated. Additionally, from 1993 to 2004, Mr. Whittle was variously principal and partner of a Chartered Accountancy practice in the Vancouver area, providing services to both private and public companies in a variety of industries including mining, real estate, telecommunications, computer consulting, high tech and general merchandising. From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business. From October 2007 to December 2014, Mr. Whittle was Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting. He is also a director of Kennady Diamonds Inc., since February 2012.

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

The compensation paid to the executive officers and details of management contracts and incentive options granted to the two executive officers of the Company for the Company's most recently completed financial years is as follows:

•	Patrick Evans, President and Chief Executive Officer, earned other annual compensation of $820,500 in the most recent fiscal year ending December 31, 2015. As at December 31, 2015, he had 850,000 stock options and on January 10, 2016, 100,000 options expired.

Grant date	Number	Vesting	Exercise Price	Term
January 10, 2011	100,000	Immediately	$6.13	5 years
March 8, 2012	100,000	Immediately	$4.84	5 years
May 14, 2013	100,000	Immediately	$5.00	5 years
February 14, 2014	100,000	Immediately	$5.29	5 years
April 14, 2015	200,000	Immediately	$4.66	5 years
December 11, 2015	250,000	Immediately	$3.57	5 years

•	Bruce Ramsden, Chief Financial Officer and Corporate Secretary, was paid $415,500 pursuant to a consulting agreement for his services as CFO and Corporate Secretary for the year ended December 31, 2015. As at December 31, 2015, he has 350,000 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
February 1, 2013	100,000	1/3 immediately, 1/3 after year 1 and 1/3 after year 2	$4.08	5 years
February 14, 2014	50,000	Immediately	$5.29	5 years
April 14, 2015	100,000	Immediately	$4.66	5 years
December 11, 2015	100,000	Immediately	$3.57	5 years

•	Reid Mackie, VP Diamond Marketing, was paid $42,424 pursuant to a consulting agreement for his services as VP Diamond Marketing for the year ended December 31, 2015. As at December 31, 2015, he has 100,000 stock options as follows:

Grant date	Number	Vesting	Exercise Price	Term
October 16, 2015	100,000	1/3 immediately, 1/3 after year 1 and 1/3 after year 2	$4.21	5 years

Effective January 1, 2014, compensation for the directors was approved at the following levels: Chair of the Board receives $40,000 per annum, the Chair of the Audit Committee receives $35,000 per annum, the Director acting as Qualified Person receives $35,000, and all other Directors receive $30,000 per annum. These amounts continue to be paid semi-annually, in advance. Effective January 1, 2016 , compensation for the directors was approved at the following levels: Chair of the Board receives $40,000 per annum, the Chair of the Audit Committee receives $35,000 per annum, the Director acting as Qualified Person receives $35,000, and all other Directors receive $30,000 per annum. These amounts continue to be paid semi-annually, in advance.

For the year ended December 31, 2015, the compensation for the directors was approved and paid at the following levels: Chair of the Board - $40,000, the Chair of the Audit Committee - $35,000, the director acting as Qualified person receives $35,000 and all other Directors- $30,000 per annum. These amounts were paid semi-annually, in advance.

During each of the years ended December 31, 2015, December 31, 2014, and December 31, 2013, director fees were earned by the following directors:

Director/Position	December 31, 2015		December 31, 2014		December 31, 2013
Jonathan Comerford Chair of the Board		$40,000		$40,000	$30,000
David Whittle Chair of the Audit Committee		$35,000		$35,000	$25,000
Bruce Dresner(1) Director		$30,000		$30,000	$16,082
Patrick Evans Director	$	Nil	$	Nil	$6,667
Carl Verley Director		$35,000		$35,000	$25,000
Peeyush Varshney Director		$35,000		$35,000	$20,000
(1)	Mr. Dresner joined the board on March 18, 2013.

During 2014, the Company established a Finance Committee to oversee the arranging of a Project Finance Facility and at December 31, 2014, fees were earned by the following directors. No fees were earned in 2015:

Director/Position	December 31, 2015	December 31, 2014	December 31, 2013
Jonathan Comerford Director	$-	$25,000	$-
David Whittle Chair of the Finance Committee	$-	$35,000	$-
Bruce Dresner Director	$-	$25,000	$-

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

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the- Money Options at Financial Year-End Exercisable / Unexercisable ($)(2)
Patrick Evans	Nil	Nil	750,000	97,500
Bruce Ramsden	Nil	Nil	350,000	39,000
Reid Mackie	Nil	Nil	33,334	-

(1)    Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)    In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2015, (i.e. financial year end) was $3.96.

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

The next Annual General Meeting of the shareholders of the Company has been scheduled for June 21, 2016.

The Board has adopted a Charter under which it and the Board's committees operate. The Company's board of directors has three committees- the Audit Committee, the Nominating/Corporate Governance Committee and the Compensation Committee.

Audit Committee

The members of the Audit Committee do not have any fixed term for holding their positions and are appointed and replaced from time to time by resolution of the Board of Directors. It is composed of at least three directors, and the Board has determined that David Whittle, CPA, C.A. of the Audit Committee meets the requirement of an "audit committee financial expert" as defined in Item 16A of Form 20-F. Each member of the Audit Committee has the financial ability to read and understand a balance sheet, an income statement and a cash flow statement. All three members of the Audit Committee are independent.

The current members of the Audit Committee are Jonathan Comerford, Peeyush Varshney and David Whittle. Except for the Chair, David Whittle, the Audit Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term.

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

Compensation Committee

The Compensation Committee is composed of Carl Verley (Chair), David Whittle, and Jonathan Comerford, all of whom are independent. The Committee, in consultation with the Chair and CEO of the Company, makes recommendations to the Board on the Company's framework of executive remuneration and its cost and on specific remuneration packages for each of the executives. The remuneration of non-executives, including members of the Compensation Committee, is determined by the Board.

D.	Employees.

As at the end of the fiscal years ended December 31, 2015, 2014, and 2013, the Company had no full-time employees. The President and CEO, Patrick Evans, the VP Finance, CFO and Corporate Secretary, Bruce Ramsden and the VP Diamond Marketing, Reid Mackie have consulting agreements with the Company. The Toronto administrative and executive office uses outsourced administrative assistance on an as-needed, part-time basis. De Beers Canada employs personnel who conduct the development, permitting and other activities for the Gahcho Kué Project.

E.	Share ownership.

The following table sets forth, as of March 29, 2016, the number of the MPV Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options which are exercisable within 60 days from the above date.

Name of Beneficial Owner	Amount and Nature	Percentage(9)(10) of Class
Patrick C. Evans(1)	2,140,229	1.3%
Bruce Dresner(2)	681,111	*	%
Carl G. Verley(3)	556,640	*	%
Jonathan Comerford(4)	520,204	*	%
Peeyush Varshney(5)	372,422	*	%
David E. Whittle(6)	410,606	*	%
Bruce Ramsden(7)	350,000	*	%
Reid Mackie(8)	33,334	*	%
Officer and Directors as a Group(9)	5,064,546	3.1%

less than 1%

(1)	Includes 1,390,229 MPV Shares and 750,000 options. 100,000 options are exercisable at a price of $4.84 per MPV share, and expire on March 7, 2017. 100,000 options are exercisable at a price of $5.00 per MPV share, and expire on May 13, 2018. 100,000 options are exercisable at a price of $5.29 per MPV share, and expire on February 13, 2019. 200,000 options are exercisable at a price of $4.66 per MPV share and expire on April 12, 2020. 250,000 options are exercisable at a price of $3.57 per MPV share and expire on December 10, 2020.
(2)	Includes 381,111 MPV Shares and 300,000 options. 100,000 options are exercisable at a price of $4.06 per MPV Share, and expire on March 10, 2018. 50,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018. 100,000 options are exercisable at a price of $4.66 per MPV share and expire on April 12, 2020. 50,000 options are exercisable at a price of $3.57 per MPV share and expire on December 10, 2020.
(3)	Includes 306,640 MPV Shares and 250,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018. 100,000 options are exercisable at a price of $4.66 per MPV share and expire on April 12, 2020. 50,000 options are exercisable at a price of $3.57 per MPV share and expire on December 10, 2020.
(4)	Includes 145,204 MPV Shares and 375,000 options. 150,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018. 150,000 options are exercisable at a price of $4.66 per MPV share and expire on April 12, 2020. 75,000 options are exercisable at a price of $3.57 per MPV share and expire on December 10, 2020.
(5)	Includes 122,422 MPV Shares and 250,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018. 100,000 options are exercisable at a price of $4.66 per MPV share and expire on April 12, 2020. 50,000 options are exercisable at a price of $3.57 per MPV share and expire on December 10, 2020.
(6)	Includes 160,606 MPV Shares and 250,000 options. 100,000 options are exercisable at a price of $5.28 per MPV share, and expire on July 2, 2018. 100,000 options are exercisable at a price of $4.66 per MPV share and expire on April 12, 2020. 50,000 options are exercisable at a price of $3.57 per MPV share and expire on December 10, 2020.
(7)	Includes Nil MPV Shares, and 350,000 options. 100,000 options are exercisable at a price of $4.08 per MPV Share and expire on January 1, 2018. 50,000 options exercisable at a price of $5.29 per MPV share, and expire on February 13, 2019. 100,000 options are exercisable at a price of $4.66 per MPV share and expire on April 12, 2020. 100,000 options are exercisable at a price of $3.57 per MPV share and expire on December 10, 2020.
(8)	Includes Nil MPV Shares, and 33,334 options. 33,334 options are exercisable at a price of $4.26 per MPV Share and expire on October 15, 2020.
(9)	Includes 2,983,334 options outstanding, of which 2,558,334 are held by the directors and senior management (exercisable). The calculation does not include stock options that are not exercisable presently or within 60 days (of which there are Nil).

(10)	Total issued and outstanding capital as at the close of March 29, 2016 was 159,678,833 shares.
(11)	The Company has no actual knowledge of the holdings of each individual. The above information was provided by the respective individuals to the Company.

The Company has a stock option plan pursuant to which stock options may be granted to its directors, officers and employees. Stock options are awarded by resolution of the board of directors.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

A major shareholder is a shareholder beneficially owning more than 5% of the issued shares of the Company.

As at March 24, 2016, the Company's issued and outstanding capital was 159,678,833 MPV Shares.

The Company is a publicly-owned corporation the majority of the MPV Shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at February 29, 2016, the Company believes that approximately 18,246,160 of the MPV Shares were held by 60 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at March 28, 2016) and percentage of MPV Shares, warrants and options held by the Company's major shareholders:

Name of Shareholder(1)	No. of MPV Shares Held (2)	Percentage of issued and outstanding share capital of 159,678,833 shares (as at March 29, 2015)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	36,645,087	22.95%

(1)	The Company has no actual knowledge of the above shareholding. The shareholder had 29,837,490 at March 25, 2014 and 30,896,681 at March 26, 2015. The above information was provided to the Company by the named shareholder.

(2)	There are no options or warrants held by this shareholders.

Major shareholders of the Company do not have any special voting rights.

B.	Related party transactions.

The Company is not directly or indirectly controlled by any enterprise and does not control, directly or indirectly, any other enterprises other than its subsidiaries Bottin is controlled by Dermot Desmond and has significant influence over the Company because it is currently the Company’s largest single shareholder with 22.95% of the outstanding shares: see “Item 7A - Major shareholders”, above.

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

Not Applicable

Item 8.           Financial Information

A.	Consolidated Statements and Other Financial Information

Listed in Item 19 hereto are audited consolidated financial statements as at December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014 and 2013, accompanied by the report of our independent registered accounting firm, including:

•	Consolidated Balance Sheets as of December 31, 2015 and 2014.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015, 2014, and 2013.

•	Consolidated Statements of Equity for the years ended December 31, 2015, 2014, and 2013.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014 and 2013.

•	Notes to the Consolidated Financial Statements.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.	Significant Changes.

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

High and Low Prices for the Five Most Recent Fiscal Years
Fiscal Year Ended	TSX		NASDAQ/NYSE MKT
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2015	$5.37	$3.41	$4.34	$2.48
December 31, 2014	$6.08	$4.85	$5.58	$4.16
December 31, 2013	$5.87	$3.88	$5.59	$3.83
December 31, 2012	$5.60	$3.25	$5.66	$3.13
December 31, 2011	$6.50	$3.52	$6.74	$3.48

High and Low Prices for the Most Recent Six Months
	TSX (CDN$)		NASDAQ(1)
Month Ended	High	Low	High	Low
February 2016	$5.12	$4.30	$3.73	$3.08
January 2016	$4.36	$3.69	$3.10	$2.56
December 2015	$4.05	$3.40	$2.90	$2.47
November 2015	$3.94	$3.41	$3.01	$2.56
October 2015	$4.40	$3.45	$3.41	$2.60
September 2015	$4.18	$3.38	$3.23	$2.50

(1) On December 31, 2015, the closing price of the MPV Shares on the TSX was $3.96 and on March 24, 2016 was $4.89. The closing price of MPV Shares on NASDAQ on December 31, 2015 was US$2.85 per share. The closing price on March 24, 2016 on the NASDAQ was US$3.68 per MPV Share.

B. Plan of distribution.

Not Applicable.

C. Markets.

High and Low Prices for Each Quarterly Period for the
Past Two Fiscal Years
	TSX		NASDAQ/NYSE MKT/ OTCBB
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
December 31, 2015	$4.40	$3.40	$3.41	$2.47
September 30, 2015	$5.26	$3.38	$4.17	$2.50
June 30, 2015	$5.46	$4.36	$4.40	$3.48
March 31, 2015	$5.17	$5.08	$4.38	$3.22
December 31, 2014	$5.49	$4.85	$5.26	$4.16
September 30, 2014	$6.08	$4.99	$5.58	$4.57
June 30, 2014	$5.16	$4.88	$4.85	$4.46
March 31, 2014	$5.75	$5.00	$5.25	$4.46

(1) Prior to December 31, 2014, the Company traded on the NYSE MKT.

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

The Company did not enter into any material contracts in the last two fiscal periods, up to the date of this Form 20-F other than a Loan Facility Agreement of US$370 million dated April 2, 2015 through its subsidiary, 2435572 Ontario Inc., with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The Lenders hold security over the Company’s 49% of the Gahcho Kué Diamond Mine held through the Company’s subsidiaries.

The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule commencing on April 7, 2015 to March 31, 2017 to correspond with the projected construction period. When the Company reaches the earlier of commercial production or September 30, 2017, it will be subject to certain financial and insurance covenants.

De Beers Canada, as Operator of the Gahcho Kué Project, has entered into purchase commitments relating to the Gahcho Kué Project. As at December 31, 2015, the Company’s proportional interest (49%) of the commitments made by the Operator is $66,169,607. The commitments are in the course of normal development of the Gahcho Kué Project.

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

The references herein to excerpts of or summaries from the “Gahcho Kué Project 2014 Feasibility Study NI 43-101 Technical Report as Amended May 27, 2014, with effective date March 31, 2014” have been consented to by Daniel D. Johnson, P.Eng., Kenneth Meikle, P.Eng., Dino Pilotto, P. Eng., all of JDS at Suite 206 – 3200 Richter Street, Kelowna, British Columbia V1W 6J6 and Kato Lone, Eng. at Hatch Ltd., 5 Place Ville Marie, Suite 1400, Montreal, QC, Canada, H3B 5K9 .

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

Any of the documents referred to above can also be viewed at the offices of the Company, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1. All of the documents referred to above are in English.

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

See Note 5 to the Consolidated Financial Statements.

The financial results are quantified in Canadian dollars. In the past, the Company has raised equity funding through the sale of securities denominated in Canadian dollars, and the Company may in the future raise additional equity funding or financing denominated in Canadian dollars. During 2015, the Company arranged a U.S dollar term loan facility and a requirement was that foreign exchange forward strip contracts and interest rate swaps be entered into. The Company currently does not believe it currently has any materially significant market risks relating to operations resulting from foreign exchange rates, however this could be a risk when commercial production commences. However, if the Company enters into financing or other business arrangements denominated in currency other than the Canadian or United States dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.

The Company currently has long-term debt obligations. The Company does not use financial instruments for trading purposes and was not at December 31, 2015 a party to any leverage derivatives. In the event the Company experiences substantial growth in the future, the Company's business and results of operations may be materially affected by changes in interest rates and certain other credit risk associated with the Company's operations.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2015.

(c)	Attestation Report of the Company’s Registered Accounting Firm.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Company’s internal control over financial reporting as of December 31, 2015. For KPMG LLP’s report, see Item 18 of this Annual Report on Form 20-F.

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

"Audit Fees" are the aggregate fees billed by KPMG LLP (“KPMG”) for the audit of the Company's consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Company's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate audit fees paid to KPMG in fiscal December 31, 2015 were $275,000 including fees for the 2015 audits of the consolidated financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements (fiscal year ended December 31, 2014 - $202,000). All such fees were approved by the Audit Committee.

B.	Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for services reasonably related to the performance of the audit or interim review that are not reported under “Audit Fees”. "Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2015 were $nil and $nil for the fiscal year ended December 31, 2014.

C.	Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees for compliance services paid to KPMG in fiscal December 2015 were $77,667 (December 31, 2014 - $69,700). These services were approved by the Audit Committee.

D.	All Other Fees

In the fiscal year ending December 31, 2015, all other fees billed by KPMG were $Nil (December 31, 2014 - $nil).

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services, performed by the Company's auditor, for the fiscal year ended December 31, 2015, were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this annual report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing includes the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company as at and for the years ended December 31, 2015, 2014 and 2013 filed with Canadian Securities Regulators on SEDAR under "Audited Annual Financial Statements - English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this Annual Report filed with the SEC (see Appendix):

Consolidated Financial Statements of the Company:

•	Management’s Annual Report on Internal Control Over Financial Reporting

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.

•	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements.

•	Consolidated Balance Sheets as of December 31, 2015 and 2014.

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015 and 2014 and 2013.

•	Consolidated Statements of Equity for the years ended December 31, 2015 and 2014 and 2013.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014 and 2013.

•	Notes to the Consolidated Financial Statements.

Item 19.	Exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.
(Company)

By: “Patrick C. Evans”

(Signature)*

Date: March 29, 2016	Patrick C. Evans
President, CEO and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

The following exhibits are attached to and form part of this Annual Report:

Exhibit		Remarks.
1.1	By-Laws of the Company	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(5)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.7	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.8	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	(3)
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	(3)
4.10	Consulting Agreement dated January 1, 2004 between the Company and Jan W. Vandersande	(3)
4.11	Consulting Agreement dated November 1, 2005 between the Company and Patrick Evans	(3)
4.12	Revised Consulting Agreement dated January 31, 2006 between the Company and Patrick Evans	(3)
4.13	Consulting Agreement dated May 11, 2006 between the Company and Jennifer Dawson	(3)
4.14	Amended and Restated Joint Venture Agreement, dated July 3, 2009, by and among the Company, Camphor Ventures Inc. and De Beers Canada Inc.	(3)
4.15	US$370 million term facility agreement signed on April 2, 2015	(1),(3)
8.1	List of Subsidiaries	(2)
11.1	Corporate Governance Policies dated May 29, 2006, and updated September 7, 2010	(3)
11.2	Ethics and Conflict of Interest Policy	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-
15.1	Independent Qualified Persons’ Technical Report dated December 1, 2010 (with Information Effective as of October 15, 2010) entitled “Gahcho Kué Definitive Feasibility Study NI 43-101 Technical Report” prepared by Daniel D. Johnson, Mike Makarenko, and Ken Meikle, all of JDS Energy and Mining Inc.	(6)
15.2	2014 Technical Report, “”Gahcho Kué Project:, 2014 Feasibility Study; NI 43-101 Technical Report” as Amended May 27, 2014, with effective date March 31, 2014”	(6)
15.3	Consents for use of information and inclusion of the Technical Report in Exhibit 15.2 and reference in Form 20-F	-

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

Appendix

Item 18. Financial Statements

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

As at December 31, 2015 and 2014

And for the years ended December 31, 2015, 2014 and 2013

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

March 29, 2016

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2015. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 29, 2016

Page | 4

MOUNTAIN PROVINCE DIAMONDS INC.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Page | 5

MOUNTAIN PROVINCE DIAMONDS INC.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mountain Province Diamond Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 29, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Mountain Province Diamonds Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 29, 2016

Toronto, Canada

Page | 6

MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mountain Province Diamonds Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated March 29, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

March 29, 2016

Toronto, Canada

Page | 7

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

In Canadian dollars

		December 31,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash		$9,081,791	$3,779,907
Short-term investments		-	77,261,842
Amounts receivable		1,348,018	1,597,060
Prepaid expenses		758,249	2,245,319
		11,188,058	84,884,128

Restricted cash	6	94,512,019	-
Financing costs	9	13,891,403	2,570,914
Property and equipment	7	463,256,628	213,539,470

Total assets		$582,848,108	$300,994,512

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	$28,193,849	$38,087,790
Derivative liabilities	10	15,746,449	-
		43,940,298	38,087,790

Loan facility	9	205,686,683	-
Derivative liabilities	10	1,495,304	-
Decommissioning and restoration liability	8	23,044,826	7,996,825

Shareholders' equity:
Share capital	11	472,285,993	377,614,185
Share-based payments reserve	11	4,775,687	2,507,424
Deficit		(168,380,683)	(125,211,712)

Total shareholders' equity		308,680,997	254,909,897

Total liabilities and shareholders' equity		$582,848,108	$300,994,512

Contingencies and commitments	5 & 7
Subsequent event	11 (iii)

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

The notes to the consolidated financial statements are an integral part of these statements.

Page | 8

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss

In Canadian dollars

		Year ended	Year ended	Year ended
	Notes	December 31, 2015	December 31, 2014	December 31, 2013
Expenses:
Consulting fees	11 & 13	$(4,123,689)	$(1,550,392)	$(2,527,607)
Depreciation		(8,537)	(6,795)	(259,334)
Exploration and evaluation expenses	14	(32,001)	(1,508,329)	(21,837,083)
Gahcho Kué Project management fee	13	-	-	(1,113,848)
Office and administration		(499,676)	(385,326)	(318,735)
Professional fees		(678,842)	(429,272)	(353,421)
Promotion and investor relations		(134,606)	(125,757)	(194,894)
Director fees		(179,678)	(264,232)	(145,153)
Transfer agent and regulatory fees		(408,834)	(232,772)	(180,412)
Travel		(250,713)	(223,964)	(157,497)

Loss for the period from operations		$(6,316,576)	$(4,726,839)	$(27,087,984)
Accretion expense on decommissioning and restoration liability	8	(186,326)	(214,211)	(23,882)
Other income (expenses):
Interest income		1,130,419	458,659	355,428
Management fees	13	90,000	90,000	152,500
Derivative loss	10	(19,408,350)	-	-
Finance costs		(253,838)	-	-
Foreign exchange loss		(18,224,300)	-	-
Loss on sale of marketable securities		-	(1,688)	-

Net loss for the year		$(43,168,971)	$(4,394,079)	$(26,603,938)

Other Comprehensive Loss
Items that are and may be reclassified subsequently to profit and loss:
Reclassification of loss on sale of marketable securities		-	1,688	-
Change in fair value of available-for-sale marketable securities		-	(646)	(5,931)
Other comprehensive loss		-	1,042	(5,931)
Total comprehensive loss for the year		$(43,168,971)	$(4,393,037)	$(26,609,869)

Basic and diluted loss per share	11(iv)	$(0.28)	$(0.04)	$(0.28)

Weighted average number of shares outstanding		153,476,202	113,865,562	94,838,537

The notes to the consolidated financial statements are an integral part of these statements.

Page | 9

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

In Canadian dollars

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2013		94,168,151	$180,170,247	$1,233,857	$(94,213,695)	$4,889	$87,195,298
Net loss for the year		-	-	-	(26,603,938)	-	(26,603,938)
Issuance of common shares – Rights Offering, net of costs		5,889,200	28,807,501	-	-	-	28,807,501
Issuance of common shares – exercise of options		444,000	559,440	-	-	-	559,440
Fair value of options exercised from share-based payments reserve		-	283,272	(283,272)	-	-	-
Share-based payment expense		-	-	1,240,821	-	-	1,240,821
Other Comprehensive Loss:
Available-for-sale financial assets
- Current period unrealized losses		-	-	-	-	(5,931)	(5,931)
Balance, December 31, 2013		100,501,351	$209,820,460	$2,191,406	$(120,817,633)	$(1,042)	$91,193,191
Net loss for the year		-	-	-	(4,394,079)	-	(4,394,079)
Issuance of common shares – Private Placements, net of costs		34,703,199	167,793,725	-	-	-	167,793,725
Share-based payment expense		-	-	316,018	-	-	316,018
Other Comprehensive Loss:
Available-for-sale financial assets
- Current period unrealized losses		-	-	-	-	(646)	(646)
- Reclassification of loss on sale of marketable securities		-	-	-	-	1,688	1,688
Balance, December 31, 2014		135,204,550	$377,614,185	$2,507,424	$(125,211,712)	$-	$254,909,897
Net loss for the year		-	-	-	(43,168,971)	-	(43,168,971)
Issuance of common shares – Rights Offering, net of costs	11(ii)	23,761,783	91,821,808	-	-	-	91,821,808
Stand-by fee	11(ii)	712,500	2,850,000	-	-	-	2,850,000
Share-based payment expense		-	-	2,268,263	-	-	2,268,263
Balance, December 31, 2015		159,678,833	$472,285,993	$4,775,687	$(168,380,683)	$-	$308,680,997

The notes to the consolidated financial statements are an integral part of these statements.

Page | 10

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

In Canadian dollars

		Year ended	Year ended	Year ended
	Notes	December 31, 2015	December 31, 2014	December 31, 2013
Cash provided by (used in):
Operating activities:
Net loss for the year		$(43,168,971)	$(4,394,079)	$(26,603,938)

Adjustments:
Accretion expense on decommissioning and restoration liability		186,326	214,211	23,882
Depreciation		8,537	6,795	259,334
Share-based payment expense		2,268,263	316,018	1,240,821
Interest income		(1,130,419)	(458,659)	(355,428)
Financing costs		253,838
Loss on derivative liabilities		19,408,350	-	-
Foreign exchange loss		18,224,300	-	-
Loss on sale of marketable securities		-	1,688	-
Changes in non-cash operating working capital:
Amounts receivable		80,857	(982,451)	(276,702)
Prepaid expenses and supplies		(11,170)	8,372,547	(12,054,423)
Accounts payable and accrued liabilities		(363,461)	(11,934,754)	5,146,918
		(4,243,550)	(8,858,684)	(32,619,536)
Investing activities:
Interest income		1,130,419	458,659	355,428
Restricted cash		(94,512,019)	-	-
Proceeds from sale of marketable securities		-	2,944	-
Amounts receivable		168,185	-	-
Payments for property and equipment		(239,795,590)	(112,267,464)	(9,108,832)
Redemption of short-term investments		77,261,842	(52,918,620)	23,075,775
		(255,747,163)	(164,724,481)	14,322,371
Financing activities:
Loan facility		198,178,927	-	-
Financing costs		(27,660,314)	(1,775,125)	-
Proceeds from option exercises		-	-	559,440
Proceeds from share issuance, net of costs	11(ii)	94,671,808	167,793,725	28,807,501
		265,190,421	166,018,600	29,366,941

Effect of foreign exchange rate changes in cash		102,176	-	-
Increase (decrease) in cash		5,301,884	(7,564,565)	11,069,776
Cash, beginning of year		3,779,907	11,344,472	274,696
Cash, end of year		$9,081,791	$3,779,907	$11,344,472

The notes to the consolidated financial statements are an integral part of these statements.

Page | 11

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

1.	Nature of Operations

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

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’.

The Company is in the process of developing the Gahcho Kué Project (“Gahcho Kué Diamond Mine”) in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 7). The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent on development and commissioning, and upon future profitable production or proceeds from disposition of the Company’s assets. Failure to meet the obligations for the Company’s share in the Gahcho Kué Diamond Mine may lead to dilution of the interest in the Gahcho Kué Diamond Mine and may require the Company to write off costs capitalized to date.

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on March 29, 2016.

2.	BASIS OF PRESENTATION

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The policies set out below were consistently applied to all the periods presented.

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

The Company’s interest in the Gahcho Kué Diamond Mine is held through 2435386 Ontario Inc.

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

Page | 12

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

The Company has determined that its interest in the Gahcho Kué Diamond Mine through its joint arrangement is a joint operation under International Financial Reporting Standard 11, Joint Arrangement, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the Gahcho Kué Diamond Mine is bound by a contractual arrangement establishing joint control over the project through required unanimous consent of the Company and De Beers Canada (the “Participants”) for strategic, financial and operating policies of the Gahcho Kué Diamond Mine. The Gahcho Kué Diamond Mine management committee has two representatives of each of the Company and De Beers Canada. The Participants have appointed De Beers Canada as the operator of the Gahcho Kué Diamond Mine.

(ii)	Foreign Currency

The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are re-translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in the consolidated Statements of Comprehensive Loss.

(iii)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 11.

The fair value determined at the grant date of the equity-settled share-based payments is expensed in profit or loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

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

The income tax expense or benefit for the year consists of two components: current and deferred.

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

Page | 13

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

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

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

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

Page | 14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.

The key factors management used in determining technical feasibility and commercial viability of the Gahcho Kué Diamond Mine are demonstrable are the following;

•	completion of a feasibility study;
•	obtaining required permits to construct the Gahcho Kué Diamond Mine;
•	completion of an evaluation of the financial resources required to construct the Gahcho Kué Diamond Mine;
•	availability of financial resources necessary to commence development activities to construct the Gahcho Kué Diamond Mine; and
•	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

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

Amortization is provided on property, plant and equipment. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather costs are deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

Corporate assets	two to five years, straight line
Vehicles	three to five years, straight line
Production and related equipment	three to ten years, straight line
General infrastructure	four to ten years, straight line
Earthmoving equipment	estimated hours
Assets under construction	not depreciated until production

Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

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

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or Company’s other group of assets. The Company has determined that it has one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to profit or loss so as to reduce the carrying amount to its recoverable amount.

(viii)	Capitalized interest

Interest costs for qualifying assets are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings.

(ix)	Financial instruments

The Company classifies financial assets into the following categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. The Company classifies financial liabilities into the following categories: fair value through profit or loss and other financial liabilities category. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•             Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in profit or loss.

•             Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income (“OCI”), except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized in profit or loss.

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

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

The Company may enter into derivative financial instruments to mitigate economic exposures to interest rate and currency exchange rate fluctuations. Derivatives are initially recognized at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss. The fair values of derivative assets and liabilities are determined using valuation techniques with assumptions based on prevailing market conditions on the reporting date. Pursuant to the Loan Facility described in Note 9, the Company entered into foreign currency forward strip and interest rate swap contracts, described in Note 10.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates. Derivative assets are not offset against derivative liabilities.

Derivative financial liabilities

Derivative instruments, including embedded derivatives, are recorded at their fair value on the date the derivative contract is entered into. They are subsequently remeasured at their fair value at each reporting date, and the changes in the fair value are recognized in profit or loss.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash	Fair value through profit and loss	Fair value
Short-term investments	Fair value through profit and loss	Fair value
Derivative liabilities	Fair value through profit and loss	Fair value
Amounts receivable	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	Fair value
Accounts payable and accrued liabilities	Other liabilties	Amortized cost
Loan facility	Other liabilties	Amortized cost

The Company’s cash consists of balances with banks. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 5).

The Company had no held-to-maturity financial assets at December 31, 2015 and 2014.

(x)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2015 other than the provision for decommissioning and restoration associated with the Mineral Properties.

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

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed. Over time, the discounted liability is increased for the change in present value. The periodic unwinding of the discount is recognized in profit or loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (expensed), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in profit or loss.

(xi)	Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares divided by the weighted average number of shares outstanding during the year.

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

(xii)	Standards and amendments to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to International Accounting Standard 16 Property, plant and equipment, (“IAS 16”) and International Accounting Standard 38, Intangible assets (“IAS 38”). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. The amended standard is not expected to have a significant impact on the consolidated financial statements.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for years beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

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

As required under IAS 36 – Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at December 31, 2015, 2014 and 2013 no indicator of an impairment in the carrying value of its mineral properties had occurred.

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

b)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

c)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

d)	Deferred taxes

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

5.	FINANCIAL INSTRUMENTS

Fair value measurement

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

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
December 31, 2015	Note	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash		$-	$9,081,791	$-	$9,081,791	$9,081,791	$-	$-	$9,081,791
Financial assets not measured at fair value
Amounts receivable		1,348,018	-	-	1,348,018
Restricted cash		94,512,019	-	-	94,512,019
		95,860,037	-	-	95,860,037
Financial liabilities measures at fair value
Derivative liabilities		-	17,241,753	-	17,241,753	-	17,241,753	-	17,241,753
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities		-	-	28,193,849	28,193,849
Loan facility		-	-	205,686,683	205,686,683	-	216,908,983	-	216,908,983
		-	-	233,880,532	233,880,532

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

		Carrying amount				Fair value
December 31, 2014	Note	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash		$-	$3,779,907	$-	$3,779,907	$3,779,907	$-	$-	$3,779,907
Short-term investments		-	77,261,842	-	77,261,842	-	77,261,842	-	77,261,842
		-	81,041,749	-	81,041,749
Financial assets not measured at fair value
Amounts receivable		1,597,060	-	-	1,597,060
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities		-	-	38,087,790	38,087,790

Short-term investments at December 31, 2014 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. GICs are measured using a discounted cash flow model, where the future value of the GIC is discounted to the reporting period using the market interest rate.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

Fair value assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

Financial Instruments Risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	December 31,	December 31,
	2015	2014
0-30 days	$1,321,257	$1,536,394
30 to 90 days	-	49,964
More than 90 days	26,761	10,702
Total	$1,348,018	$1,597,060

On December 31, 2015 and 2014, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

All of the Company’s cash and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are in the form of guaranteed investment certificates (“GICs”) and are cashable in whole or in part, with interest, at any time to maturity. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $1,312,782 (2014 – approximately $1,532,499).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Additional funds from the Loan Facility (Note 9) will be required to fund its share of the construction of the Gahcho Kué Diamond Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant.

As at December 31, 2015, the Company has drawn US$158 million or $218.672 million Canadian dollar equivalent from the Loan Facility. Subsequent draws on the Loan Facility are subject to satisfaction of certain conditions (Note 9).

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$142,256	$11,855	$-	$-	$154,111
Gahcho Kué Diamond Mine commitments	66,169,607	-	-	-	66,169,607
Trade and other payables	28,193,849	-	-	-	28,193,849
Loan facility - Principal	-	164,192,718	54,479,282	-	218,672,000
Loan facility - Interest	15,670,300	26,084,400	1,398,300	-	43,153,000
Interest Rate Swap Contracts:
Outflows	2,628,750	1,227,392	(289,119)	(7,286)	3,559,737
Forward Exchange Contracts*:
(Inflows)	(130,485,120)	(10,547,404)	-	-	(141,032,524)
Outflows	143,970,448	11,727,455	-	-	155,697,903
	$126,290,090	$192,696,416	$55,588,463	$(7,286)	$374,567,683

*The foreign exchange contracts inflows and outflows have been signed with the syndicate of lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

(i)	Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings, interest rate swap contracts and short-term investments (2014). The Company has entered into interest rate swaps (Note 10) to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. As December 31, 2015, the total Loan Facility drawn was US$158 million and interest rate swaps of US$117.7 million are currently in effect.

At December 31, 2015, a 100 basis point increase in the LIBOR interest rate for the 75% interest rate swap portion would have resulted in a decrease to interest by approximately $9.96 million. A 100 basis point decrease in the LIBOR interest rate for the 75% interest rate swap portion would have resulted in an increase to interest by approximately $10.15 million.

At December 31, 2015, a 100 basis point increase in LIBOR interest rate for the 25% floating portion would have resulted in an increase to interest by approximately $53,100. A 100 basis point decrease in LIBOR interest rate for the 25% floating portion would have resulted in a decrease to interest by approximately $53,100.

(ii)	Foreign currency

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the Gahcho Kué Diamond Mine will be in Canadian dollars, but funded through the U.S. dollar Loan Facility (Note 10). The Company has entered into foreign currency forward strip contracts (Note 10) to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The foreign currency forward strip contracts increase the exposure to financial risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollars.

As at December 31, 2015, the Company had cash and restricted cash, derivative liabilities and the Loan Facility that are in U.S. dollars.

Cash	$2,400,000
Restricted cash	500,000
Derivative liabilities	(17,200,000)
Loan facility	(218,700,000)
Total	$(233,000,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2015 would have resulted in an increase or decrease to net loss of approximately $23.3 million.

6.	RESTRICTED CASH

Total restricted cash of $94,512,019 at December 31, 2015 (December 31, 2014 – $Nil) included $93,521,348 held in a restricted cost overrun account and $990,671 held in a restricted proceeds account. The amounts held in the restricted cost overrun reserve account are restricted for the use of funding potential cost overruns of the Gahcho Kué Diamond Mine, and the use of this account must be approved by the lenders under the Loan Facility agreement (Note 9). The amounts held in the restricted proceeds account are restricted for the use of funding the Company’s share of expenditures for the Gahcho Kué Diamond Mine, the amounts will be used to fund the Company’s share of expenditures in the first quarter of 2016. These amounts are restricted under the Loan Facility agreement.

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

7.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at December 31, 2015 and 2014 are as follows:

	Corporate		Production and	General	Earthmoving	Mineral	Assets under
	assets	Vehicles	related equipment	infrastructure	equipment	properties	construction	Total
Cost
At January 1, 2014	$38,877	$728,263	$177,030	$993,163	$1,773,510	$45,596,529	$12,281,302	$61,588,674
Decommissioning and restoration adjustment	-	-	-	-	-	2,557,952	-	2,557,952
Additions	-	1,474,510	260,768	3,507,483	8,450,313	10,000,000	128,322,309	$152,015,383
At December 31, 2014	38,877	2,202,773	437,798	4,500,646	10,223,823	58,154,481	140,603,611	216,162,009
Decommissioning and restoration adjustment	-	-	-	-	-	14,861,675	-	14,861,675
Additions*	12,183	-	-	-	192,122	-	236,679,883	236,884,188
At December 31, 2015	$51,060	$2,202,773	$437,798	$4,500,646	$10,415,945	$73,016,156	$377,283,494	$467,907,872

Accumulated depreciation
At January 1, 2014	$(14,119)	$(87,719)	$(19,511)	$(145,553)	$(37,287)	$-	$-	$(304,189)
Depreciation	(6,795)	(519,970)	(194,672)	(713,352)	(883,561)	-	-	(2,318,350)
At December 31, 2014	(20,914)	(607,689)	(214,183)	(858,905)	(920,848)	-	-	(2,622,539)
Depreciation	(8,537)	(390,152)	(34,698)	(584,767)	(1,010,551)	-	-	(2,028,705)
At December 31, 2015	$(29,451)	$(997,841)	$(248,881)	$(1,443,672)	$(1,931,399)	$-	$-	$(4,651,244)

Carrying amounts
At December 31, 2014	$17,963	$1,595,084	$223,615	$3,641,741	$9,302,975	$58,154,481	$140,603,611	$213,539,470
At December 31, 2015	$21,609	$1,204,932	$188,917	$3,056,974	$8,484,546	$73,016,156	$377,283,494	$463,256,628

*Included in the additions of Assets under construction is $11,386,094 of borrowing costs

Page | 24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

The Company’s mineral asset, the Gahcho Kué Diamond Mine, is in the development stage. Based on successful permitting and demonstrated technical feasibility and commercial viability of the Gahcho Kué Diamond Mine, in December 2013 the Company commenced capitalizing all development expenditures incurred related to the Gahcho Kué Diamond Mine.

The Company holds a 49% interest in the Gahcho Kué Diamond Mine located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Diamond Mine will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At December 31, 2015, the following amounts have not been settled and have not been accrued:
•	$10 million following the commencement of commercial production (commencement of commercial production means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant Mine has achieved and maintained 70% of rated Production specified in the relevant Feasibility Study); and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production, which is targeted to take place by January 2017. At December 31, 2015, accumulated interest of approximately $19.1 million. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

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

In 2014 and 2015, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee for the share of the security deposits issued. As at December 31, 2015, the Company’s share of the security deposits issued were $14,378,228 (2014 - $18,133,951).

Page | 25

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

8.	DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Diamond Mine decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2015 and 2014:

	December 31,	December 31,
	2015	2014
Expected undiscounted cash flows	$30,571,835	$11,125,600
Discount rate	2.15%	2.33%
Inflation rate	2.02%	2.00%
Periods	2028	2028

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

The continuity of the decommissioning and restoration liability at December 31, 2015 and 2014 is as follows:

	December 31,	December 31,
	2015	2014
Balance, beginning of year	$7,996,825	$5,224,662
Change in estimate of discounted cash flows	14,861,675	2,557,952
Accretion recorded during the year	186,326	214,211
Balance, end of the year	$23,044,826	$7,996,825

9.	LOAN FACILITY

On April 2, 2015, the Company through its subsidiary 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The Lenders hold security over the Company’s 49% interest in the Gahcho Kué Diamond Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule that commenced on April 7, 2015 and ends on March 31, 2017 to correspond with the projected construction period. When the Company reaches commercial production, it will be subject to certain financial and insurance covenants.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a Cost Overrun Reserve Account (Note 6), which is restricted to be used to fund potential cost overruns of the project, and use of this account must be approved by the lenders. A cost to complete shortfall would exist if available funding remaining under the Loan Facility is less than the projected costs to completion of the project. Such shortfall would represent a cost overrun. If the Lenders are satisfied that the cost overrun can be funded with amounts in the Cost Overrun Reserve Account then no event of default would have occurred, and the lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the Cost Overrun Reserve Account were insufficient to fund the project to completion, additional funding would be required and no amounts would be available to be drawn until the default was remedied.

Page | 26

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

The Loan Facility will be used to fund the Company’s share of the remaining construction cost of the Gahcho Kué Diamond Mine, associated fees, general and administrative costs, interest costs and repayment of $10 million of sunk costs which become payable to De Beers Canada on achievement of commercial production (Note 7), targeted for in January 2017.

At December 31, 2015, US$158 million ($218,672,000 Canadian) was outstanding under the Loan Facility. The loan is carried at amortized cost on the consolidated balance sheet. As at December 31, 2015, financing costs totalling $29,181,602 consisting primarily of fees payable to the lenders, legal and financial advisory fees, other financing related expenses and commitment fees relating to the Loan Facility have been deferred. The loan amount of $218,672,000 has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at December 31, 2015 is $13,891,403 (December 31, 2014 - $2,570,914) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method. Unamortized deferred financing costs as at December 31, 2015 is $12,985,317, which is netted against the Loan Facility.

The following table shows the repayment schedule for the Loan Facility:

Year	Principal repayment
2017	US	$24,791,085
2018		93,845,271
2019		100,948,191
2020		46,778,076
2021		63,039,904
2022		40,597,473
Total	US	$370,000,000

Finance costs for the year ended December 31, 2015 were $10,192,292 (December 31, 2014 and 2013 - $Nil) and include interest expense calculated using the effective interest method; adjusted for interest paid on interest rate swaps and foreign exchange of the interest paid and accrued. These financing costs have been capitalized to assets under construction.

10.	DERIVATIVE liabilities

On April 7, 2015, the Company entered into U.S. dollar interest rate swaps to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 9) and entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master Agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the interest rate swap and foreign currency forward strip contracts are recognized in the Statement of Comprehensive Loss as gains or losses on derivatives.

Page | 27

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

Interest Rate Swap Contracts

The Company has entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The table below provides a summary of interest rate swap contracts outstanding as at December 31, 2015:

Period of Interest Rate Contracts	Notional Amount (USD)
January 1, 2016 to December 31, 2016	$224,693,146
January 1, 2017 to December 1, 2017	277,500,000
January 1, 2018 to December 31, 2018	161,932,194
January 1, 2019 to December 31, 2019	41,995,998
January 1, 2020 to March 31, 2020	5,877,827

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832,365 or US$43,130,678, with a weighted average price of $1.2713/US$1.

The table below provides a summary of currency contracts outstanding as at December 31, 2015:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
January 1, 2016 to December 31, 2016	$130,485,120	$1.2544	$104,024,890
January 1, 2017 to February 1, 2017	10,547,404	1.2447	8,473,595
	$141,032,524	$1.2536	$112,498,485

The following table shows amounts recognized in the Statement of Comprehensive Loss for the year ended December 31, 2015:

Year ended
December 31, 2015
Loss on derivative contracts - currency contracts	$(16,437,853)
Loss on derivative contracts - interest rate swap contracts	(2,970,497)
Total	$(19,408,350)

11.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

Page | 28

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2015 is 159,678,833. There are no shares issued but not fully paid.

On March 31, 2015, the Company closed a Rights Offering for gross proceeds of approximately $95 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as of February 27, 2015, received one right (a “Right”) for each share held. 5.69 Rights plus the sum of $4.00 was required to subscribe for one share (“Rights Share”). The Rights expired on March 30, 2015 (the “Expiry Date”) with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Mr. Dermot Desmond an insider of the Company and principal owner of Bottin (International) Investments Ltd. (“Bottin”) under which he undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date. Mr. Dermot Desmond fully exercised his rights and received the previously agreed stand by fee of 3%. Mr. Desmond requested that payment be received in common shares of the Company at a price of $4.00 per common share, which was subject to shareholder approval at the Annual Special Meeting held on June 16, 2015. Shareholder approval was received and on June 25, 2015, Mr. Desmond was issued 712,500 common shares of the Company.

A total of 135,204,550 Rights were exercised by shareholders for 23,761,783 shares.

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

iii.	Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. As at December 31, 2015, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 15,967,883 shares, and there were 12,867,883 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

Page | 29

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2015		December 31, 2014		December 31, 2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	1,400,000	$5.08	1,200,000	$5.04	794,000	$2.12
Granted during the year	1,700,000	4.18	200,000	5.29	850,000	4.89
Exercised during the year	-	-	-	-	(444,000)	1.26
Balance at end of the year	3,100,000	$4.58	1,400,000	$5.08	1,200,000	$5.04
Options exercisable at the end of the year	3,033,333	$4.59	1,350,000	$5.11	1,200,000	$5.04

The fair value of the 1,700,000 stock options granted during the year ended December 31, 2015 has been estimated on the date of the grant using the Black-Scholes option pricing model which is consistent with the methodology used in 2014 and 2013. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. 200,000 stock options were granted in the year ended December 31, 2014 and valued using the assumptions below and 850,000 stock options were granted in the year ended December 31, 2013 and valued using the assumptions below.

	December 31,	December 31,	December 31,
	2015	2014	2013
Exercise price	$3.57 - $4.66	$5.29	$4.06 - $5.28
Expected volatility	34.65% - 37.76%	38.19%	42.17% - 44.04%
Expected option life	5 years	2.70 years	3.00 - 3.50 years
Expected forfeiture	none	none	none
Expected dividend yield	0%	0%	0%
Risk-free interest rate	0.73% - 0.85%	1.21%	1.14% - 1.77%

In the year ended December 31, 2013, 444,000 stock options were exercised for gross proceeds of $559,440. The market price of stock options exercised during the year ended December 31, 2013 was $2,261,240.

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2015.

Page | 30

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

At December 31, 2015
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
February 13, 2019	274,600	200,000	5.29
April 13, 2020	1,399,715	885,000	4.66
October 14, 2020	133,220	100,000	4.21
December 10, 2020	805,877	715,000	3.57
	$4,850,447	3,100,000	4.58

The weighted average remaining contractual life of the options outstanding at December 31, 2015 is 3.45 years (December 31, 2014 - 3.06 years). On January 9, 2016, 150,000 options expired.

The share-based payments recognized as an expense for each year are:

	December 31,	December 31,	December 31,
	2015	2014	2013
Expense recognized in the year for share-based payments	$2,268,263	$316,018	$1,240,821

The share-based payments expense for the years ended December 31, 2015, 2014 and 2013 is recorded in consulting fees.

iv.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Numerator
Net loss for the year	$(43,168,971)	$(4,394,079)	$(26,603,938)

Denominator
For basic - weighted average number of shares outstanding	153,476,202	113,865,562	94,838,537
Effect of dilutive securities	-	-	-
For diluted - adjusted weighted average number of shares outstanding	153,476,202	113,865,562	94,838,537

Loss Per Share
Basic	$(0.28)	$(0.04)	$(0.28)
Diluted	$(0.28)	$(0.04)	$(0.28)

Page | 31

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

For the year ended December 31, 2015, stock options totaling 3,100,000 (2014 – 1,400,000 stock options; 2013 – 1,200,000 stock options) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

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

12.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2014 and 2013 – 26.5%):

	December 31, 2015	December 31, 2014	December 31, 2013

Loss before income taxes	$(43,168,971)	$(4,394,079)	$(26,603,938)
	26.5%	26.5%	26.50%

Tax recovery calculated using statutory rates	(11,439,777)	(1,164,431)	(7,050,044)

Expenses not deductible (earnings not taxable)	5,260,128	84,395	329,796

Change in tax benefits not recognized	6,179,649	1,080,036	6,720,248

Income tax expenses (recovery)	-	-	-

Unrecognized deferred tax assets

Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2015	December 31, 2014
Property and equipment	$64,840,744	$98,060,747
Decommissioning and restoration liability	23,044,826	7,996,825
Loss carryforwards	29,839,942	1,487,695
Share and debt issuance cost	16,864,018	6,417,087
Loan facility	5,976,483	-
Derivative liabilities	17,241,753	-
	$157,807,766	$113,962,354

Page | 32

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

As at December 31, 2015, the Company had the following non-capital losses available for carry forward and certain other tax attributes as follows:

	Amounts	Expiry Date
Tax basis of property and equipment	$506,675,395	Indefinite
Capital loss carryforwards	$2,166,000	Indefinite
Non-capital loss carryforwards	$27,673,942	2026-2035

13.	RELATED PARTIES

The Company’s related parties include the operator of the Gahcho Kué Diamond Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Bottin, the operator of the Gahcho Kué Diamond Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Diamond Mine relate to the funding of the Company’s interest in the Gahcho Kué Diamond Mine for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

As discussed in Note 11, the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

The balances as at December 31, 2015 and 2014 were as follows:

	December 31,	December 31,
	2015	2014
Payable to the operator of the Gahcho Kué Diamond Mine*	$1,210,408	$1,345,183
Receivable from Kennady Diamonds	8,475	-
Payable to key management personnel	-	398,895

*included in accounts payable and accrued liabilities

The transactions for the year ended December 31, 2015, 2014 and 2013 were as follows:

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
The total of the transactions:
Kennady Diamonds	$90,000	$90,000	$152,500
Remuneration to key management personnel	3,843,355	1,426,256	2,457,759
Management fee charged by the operator of the Gahcho Kué Diamond Mine	6,522,109	4,067,683	1,113,848

Page | 33

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

The remuneration expense of directors and other members of key management personnel for the year ended December 31, 2015, 2014 and 2013 were as follows:

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Consulting fees, director fees, bonus and other short-term benefits	$1,575,092	$1,110,238	$1,216,938
Share-based payments	2,268,263	316,018	1,240,821
	$3,843,355	$1,426,256	$2,457,759

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

14.	EXPLORATION AND EVALUATION COSTS

	December 31,	December 31,	December 31,
	2015	2014	2013
Camp support and personnel	$-	$-	$1,001,910
Transportation and fuel	-	-	1,871,771
Drilling	32,001	1,508,329	990,223
Permitting	-	-	3,469,838
Safety, health and environmental costs	-	-	44,574
De Beers overhead	-	-	1,866,632
Engineering, procurement and construction management	-	-	12,483,069
Other	-	-	109,066
Total	$32,001	$1,508,329	$21,837,083

15.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, share-based payments reserve, and net of deficit. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s main property, Gahcho Kué Diamond Mine, is in the development stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Page | 34

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

As at December 31, 2015 and 2014 and

For the Years Ended December 31, 2015, 2014 and 2013

In Canadian Dollars

The Company’s capital is summarized as follows:

	December 31,	December 31,
	2015	2014
Share capital	$472,285,993	$377,614,185
Share-based payments reserve	4,775,687	2,507,424
Deficit	(168,380,683)	(125,211,712)
	$308,680,997	$254,909,897

There were no changes in the Company’s approach to capital management during the year ended December 31, 2015. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

16.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

17.	PRIOR YEAR BALANCES

Certain prior year balances have been reclassified to conform to current year presentation.

Page | 35