Form 40-F
period 2016-12-31
Mountain Province Diamonds Inc.
filed 2017-03-29
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016	Commission File Number: 00132468

MOUNTAIN PROVINCE DIAMONDS INC.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant's name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1499

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

TD Canada Trust Tower – Brookfield Place

161 Bay Street, Suite 1410

Toronto, Ontario, M5J 2S1

Tel: 416 361 3562

(Address and telephone number of Registrant's principal executive offices)

Registered Agent Solutions Inc.

99 Washington Avenue, Suite 1008

Albany, New York 12260

Tel: 888 705 7274

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to

Richard B. Raymer

Dorsey & Whitney LLP

TD Canada Trust Tower – Brookfield Place

161 Bay Street, Suite 4310

Toronto, ON M5J 2S1

Direct: (416) 367-7388

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of common shares of the issuer outstanding as of December 31, 2016 was 159,818,833.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	NO ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	NO ☐

EXPLANATORY NOTE

Mountain Province Diamonds Inc. (the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

NOTICE TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”) and certain Canadian securities regulators, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and they may not be comparable to financial statements of United States companies.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on March 27, 2017, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.3368. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

FORWARD-LOOKING INFORMATION

Certain information included in this annual report and the exhibits attached hereto, along with other documents the Registrant has publicly filed on SEDAR and with the Commission may constitute forward-looking information within the meaning of Canadian and U.S. securities laws, including Section 21E of the Securities Act of 1933, as amended (the “Securities Act”), the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”), or in releases made by the Commission, all as may be amended from time to time. The following cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws.

In some cases, forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could” “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans, timelines and targets for mining, development, production and exploration activities at the Registrant’s mineral property held through a joint venture with De Beers Canada Inc. (“De Beers”) (51% De Beers and 49% the Registrant), projected capital expenditure requirements, liquidity and working capital requirements, estimated reserves and resources at, and production from, the Gahcho Kué Diamond Mine (“GK Diamond Mine”), and expectations concerning the diamond industry, and expected cost of sales and operating costs. Forward-looking information included in this annual report on Form 40-F and exhibits attached hereto, include the current production forecast for the GK Diamond Mine, estimated reserves and resources at the GK Diamond Mine, and plans, timelines and targets for mining, development, permitting, production and exploration activities at the Registrant’s mineral property. The timing and quantum will depend on a number of factors including production ramp-up, the production profile and realized diamond prices.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the current mine plans for the GK Diamond Mine; mining, production and exploration activities at the Registrant’s mineral property; currency exchange rates; required operating and capital costs, labour and fuel costs, world and United States economic conditions, future diamond prices, and the level of worldwide diamond production. While the Registrant considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Registrant currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, the risk of fluctuations in diamond prices and changes in United States and world economic conditions, uncertainty as to whether dividends will be declared by the Registrant’s Board of Directors, the risk of fluctuations in the Canadian/U.S. dollar exchange rate and cash flow and liquidity risks. See “Risk Factors” in the Registrant’s Annual Information Form attached hereto as Exhibit 99.1 for additional material risk factors that could cause actual results to differ materially from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Report, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Registrant uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Registrant, and cautions readers that the information may not be appropriate for other purposes. While the Registrant may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2016, attached as Exhibit 99.1 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2016 is attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements as at and for the years ended December 31, 2016 and 2015, including the report of the independent registered public accounting firm with respect thereto, are included in Exhibit 99.2 attached to this annual report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016 is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based upon that evaluation, as a result of the material weaknesses in internal control over financial reporting described in the Registrant’s Management's Annual Report on Internal Control Over Financial Reporting as of December 31, 2016, included in Exhibit 99.2 attached to this annual report on Form 40-F and incorporated by reference herein, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of the Evaluation Date

MANAGEMENT’S ANNUAL REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management’s annual report on internal control over financial reporting as of December 31, 2016, is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report on management’s assessment of internal control over financial reporting expressing an adverse opinion on the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2016, which is included in Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In addition to the material weaknesses identified in management’s annual report on internal control over financial reporting as of December 31, 2016 included in Exhibit 99.2 to this annual report on Form 40-F, which is incorporated by reference herein, there have been additional changes in the Registrant’s internal control over financial reporting during the fiscal year ended December 31, 2016. The Operator of the GK Mine relocated from Toronto to Calgary, which resulted in the majority of the new compliment of staff being recruited in Calgary. As part of the restructuring, the accounts payable, effective July 1, 2016 was outsourced to Anglo American Global Shared Services.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the Commission), entitled “Code of Ethics and Business Conduct” that applies to each director, officer and employee, including the Registrant’s Chief Executive Officer, Chief Financial Officer and principal accounting officer.

The code is attached hereto as Exhibit 99.9 to this annual report on Form 40-F. The code may also be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Registrant at Suite 1410, 161 Bay Street, Toronto, Ontario, M5J 2S1, (416) 361-3562, or by viewing the Registrant’s web site at www.mountainprovince.com under the tab entitled “Company/Governance”.

There were no amendments to the code, and no waivers of the code with respect to any director, executive officer or principal financial and accounting officers.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, Nominating & Corporate Governance Committee and Compensation Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant’s website at www.mountainprovince.com under the tab entitled “Company/Governance”.

AUDIT COMMITTEE

The Board of Directors of the Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	David Whittle
Members:	Jonathan Comerford
Peeyush Varshney

David Whittle assumed the role of Chairman of the Audit Committee in June, 2006.

All members of the Audit Committee are financially literate and independent, as that term is defined by the NASDAQ’s corporate governance listing standards applicable to the Registrant and as determined under Rule 10A-3 of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has one Audit Committee financial expert serving on its Audit Committee. David Whittle has been determined by the Board of the Registrant to be an “audit committee financial expert” as that term is defined by the rules and regulations of the Commission and are independent, as that term is defined by applicable securities laws and the NASDAQ (“NASDAQ”) listing standards applicable to the Registrant. The Commission has indicated that the designation of directors as audit committee financial experts does not (i) make them an “expert” for any purpose, (ii) impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors of the Registrant.

Mr. Whittle has approximately 24 years of experience as a senior executive and director of public companies listed in both Canada and the United States. He is a Canadian qualified Chartered Professional Accountant (CPA,CA), having articled with the Chartered Accounting firm of Coopers & Lybrand, with a Bachelor of Commerce degree (Finance) from the University of British Columbia. Most recently, from October 2007 through December 2014, he served as Chief Financial Officer of Alexco Resource Corp., a public company listed on both the TSX and the NYSE-MKT and operating both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting. Prior to that, from 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business listed on the TSX. Prior to 2004, he was Chief Financial Officer, Chief Executive Officer and/or a director of a number of other public companies, and additionally from 1993 to 2004 was principal and partner of a Chartered Accountancy practice in the Vancouver area, providing services to both private and public companies in a variety of industries including mining, real estate, telecommunications, computer consulting, high tech and general merchandising. He also served as lead outside director and chair of the audit committee of Kennady Diamonds Inc., from February 2012 until June 2016, and currently sits as a member of the audit committee of the Canadian Institute of Mining, Metallurgy and Petroleum. He has been a member of the Audit Committee since becoming a director of the Company in November 1997, serving as Chair of the Audit Committee since 2006.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ended December 31, 2016 and December 31, 2015 totaled $342,339 and $352,667, respectively, as detailed in the following table:

Auditor’s Fees	2016 CAD$	% of Total Fees	2015 CAD$	% of Total Fees
Audit Fees:
	270,000	78.8	275,000	78.0

Total Audit Fees	270,000	78.8	275,000	78.0
Tax Fees:
Planning and advice	57,727	15.3	45,101	12.8
Compliance	14,612	5.9	32,566	9.2
Total Tax Fees	72,339	21.2	77,667	22.0
Total Fees	342,339	100.0	352,667	100.0

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees and accordingly 100% of the Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee. The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefore, and the impact thereof, on the independence of the external auditors.

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2016, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2016, information with respect to the Registrant’s known contractual obligations in Canadian dollars:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$157,998	$456,354	$465,744	$545,559	$1,625,655
Gahcho Kué Diamond Mine commitments	22,539,444	-	-	-	22,539,444
Trade and other payables	16,115,963	-	-	-	16,115,963
Loan facility - Principal*	33,286,991	261,549,181	147,452,601	3,487,627	445,776,400
Loan facility - Interest	32,617,000	44,743,300	14,617,200	69,900	92,047,400
Sunk cost repayment - principal	10,000,000	24,400,000	-	-	34,400,000
Sunk cost repayment - interest	-	25,800,000	-	-	25,800,000
Interest Rate Swap Contracts:
Outflows	2,397,642	98,087	7,719	-	2,503,448
Forward Exchange Contracts**:
(Inflows)	(10,547,404)	-	-	-	(10,547,404)
Outflows	11,377,495	-	-	-	11,377,495
	$117,945,129	$357,046,922	$162,543,264	$4,103,086	$641,638,401

*In accordance with the terms of the Loan Facility at March 31, 2017, the Company is subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. As of March 27, 2017, the lenders have provided a waiver indicating the amount is now to be funded by May 31, 2017. Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts estimated (Note 9 of the financial statements) of US$100.1 million in September 2017, and additional amounts of US$50.9 million and US$14.4 million at December 31, 2017 and March 31, 2018, respectively.

**The foreign exchange contracts inflows and outflows have been signed with the syndicate of lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

For further information on the tabular disclosure of contractual obligations, see page 24 of the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016 of the Registrant, incorporated by reference and included herein as Exhibit 99.2 of this annual report on Form 40-F.

COMPLIANCE WITH NASDAQ

CORPORATE GOVERNANCE RULES

The Company’s common shares are quoted for trading on the NASDAQ under the symbol “MPVD”. NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the NASDAQ corporate governance requirements if such issuer, amongst other requirements, makes appropriate disclosure in its annual report filed with the SEC relating to each requirement of Rule 5600 that it does not follow including a brief statement of the home country practice it follows in lieu of such Nasdaq corporate governance requirements

The Registrant has reviewed the NASDAQ corporate governance requirements. Except as described below, the Registrant is in compliance with the NASDAQ corporate governance standards in all significant respects:

Approval of Equity Compensation Plans

Section 5635 the NASDAQ Marketplace Rules requires shareholder approval to be obtained in connection with the undertaking of certain actions. The circumstances under which shareholder approval is required under the NASDAQ Marketplace Rules are not identical to the circumstances under which shareholder approval is required under Canadian and Toronto Stock Exchange (the “TSX”) requirements. For example, but without limitation, Section 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. This requirement covers plans that provide for the delivery of both newly issued and treasury securities. The TSX rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. The Registrant follows the TSX rules with respect to the requirements for shareholder approval of potential transactions, including, without limitation, shareholder approval of equity compensation plans and material revisions to such plans.

Compensation Committee Independence

The Registrant has elected not to follow Section 5605(d) NASDAQ Marketplace Rules applicable to charters and independence of Compensation Committee members and advisors for United States domestic issuers. As a foreign private issuer, the Registrant is not required to comply with these rules and follows the TSX rules.

Further information about the Registrant’s governance practices is included on the Registrant’s website at www.mountainprovince.com.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Services of Process and Undertaking on Form F-X with the Commission on March 28, 2017, which is hereby incorporated by reference, with respect to the class of securities to which the obligation to file this annual report on Form 40-F arises.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 28th day of March, 2017.

MOUNTAIN PROVINCE DIAMONDS INC.
(Registrant)

By:	/s/ PATRICK EVANS
Name: Patrick Evans

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2016
99.2	Management’s Annual Report on Internal Control Over Financial Reporting, Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016, Independent Auditors’ Report on the Consolidated Financial Statements and Independent Auditors’ Report on Internal Control Over Financial Reporting and Management's Discussion and Analysis for the year ended December 31, 2016
99.3	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of KPMG LLP, Independent Registered Public Accountants
99.8	Consent of Daniel Johnson, P. Eng, in connection with the Technical Report “Gahcho Kué Project:, 2014 Feasibility Study; NI 43-101 Technical Report” as Amended May 27, 2014, with effective date March 31, 2014”
99.9	Code of Ethics and Business Conduct