Form 40-F
period 2017-12-31
Mountain Province Diamonds Inc.
filed 2018-03-26
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017	Commission File Number: 00132468

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

The number of common shares of the issuer outstanding as of December 31, 2017 was 160,253,501.

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

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on March 26, 2018, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.2886. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

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

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, attached as Exhibit 99.1 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2017 is attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements as at and for the years ended December 31, 2017 and 2016, including the report of the independent registered public accounting firm with respect thereto, are included in Exhibit 99.2 attached to this annual report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2017 is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Interim Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based upon that evaluation, and incorporated by reference herein, the Interim Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the Evaluation Date. The Registrant’s Management's Annual Report on Internal Control Over Financial Reporting as of December 31, 2017, is included in Exhibit 99.2 attached to this annual report on Form 40-F.

MANAGEMENT’S ANNUAL REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management’s annual report on internal control over financial reporting as of December 31, 2017, is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report on management’s assessment of internal control over financial reporting expressing an adverse opinion on the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2017, which is included in Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS FOR INTERIM CHIEF EXECUTIVE OFFICER,

CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the Commission), entitled “Code of Ethics and Business Conduct” that applies to each director, officer and employee, including the Registrant’s Interim Chief Executive Officer, Chief Financial Officer and principal accounting officer.

The code is attached hereto as Exhibit 99.10 to this annual report on Form 40-F. The code may also be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Registrant at Suite 1410, 161 Bay Street, Toronto, Ontario, M5J 2S1, (416) 361-3562, or by viewing the Registrant’s web site at www.mountainprovince.com under the tab entitled “Company/Governance”.

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

AUDIT COMMITTEE

The Board of Directors of the Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Bruce Dresner
Members:	Jonathan Comerford
Peeyush Varshney

Bruce Dresner assumed the role of Chairman of the Audit Committee in July 2017.

All members of the Audit Committee are financially literate and independent, as that term is defined by the NASDAQ’s corporate governance listing standards applicable to the Registrant and as determined under Rule 10A-3 of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has one Audit Committee financial expert serving on its Audit Committee. Bruce Dresner has been determined by the Board of the Registrant to be an “audit committee financial expert” as that term is defined by the rules and regulations of the Commission and are independent, as that term is defined by applicable securities laws and the NASDAQ (“NASDAQ”) listing standards applicable to the Registrant. The Commission has indicated that the designation of directors as audit committee financial experts does not (i) make them an “expert” for any purpose, (ii) impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors of the Registrant.

Mr. Dresner is a Chartered Financial Analyst and holds a Master of Business Administration and a Bachelor of Arts in economics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ended December 31, 2017 and December 31, 2016 totaled $481,411 and $342,339, respectively, as detailed in the following table:

Auditor’s Fees	2017 CAD$	% of Total Fees	2016 CAD$	% of Total Fees
Audit Fees:
Audit	330,000	68.6	270,000	78.8
Audit related	120,500	25.0	Nil	Nil
Total Audit and Audit Related Fees	450,500	93.6	270,000	78.8
Tax Fees:
Planning and advice	11,244	2.3	57,727	16.9
Compliance	19,667	4.1	14,612	4.3
Total Tax Fees	30,911	6.4	72,339	21.2
Total Fees	481,411	100.0	342,339	100.0

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2017, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2017, information with respect to the Registrant’s known contractual obligations in Canadian dollars:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$466	$473	$315	$1,485
Gahcho Kué Diamond Mine commitments	14,822	-	-	-	14,822
Gahcho Kué Diamond Mine operating lease obligations	841	1,384	237	166	2,628
Trade and other payables	34,615	-	-	-	34,615
Revolving credit facility stand by charges	619	1,238	585	-	2,442
Notes payable - Principal	-	-	414,843	-	414,843
Notes payable - Interest	33,551	66,466	66,375	-	166,392
	$84,679	$69,554	$482,513	$481	$637,227

For further information on the tabular disclosure of contractual obligations, see page 22 of the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2017 of the Registrant, incorporated by reference and included herein as Exhibit 99.2 of this annual report on Form 40-F.

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

DATED the 26th day of March, 2018.

MOUNTAIN PROVINCE DIAMONDS INC.

(Registrant)

By:	/s/ DAVID WHITTLE

Name: David Whittle

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2017
99.2	Management’s Annual Report on Internal Control Over Financial Reporting, Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017, Independent Auditors’ Report on the Consolidated Financial Statements and Independent Auditors’ Report on Internal Control Over Financial Reporting and Management's Discussion and Analysis for the year ended December 31, 2017
99.3	Certification by the Interim Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Interim Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of KPMG LLP, Independent Registered Public Accountants
99.8	Consent of Daniel Johnson, P. Eng, in connection with the Technical Report “Gahcho Kué Mine NI 43-101 Technical Report” dated March 16, 2018 (with information effective as of December 31, 2017”)
99.9	Consent of Dino Pilotto, P. Eng, in connection with the Technical Report “Gahcho Kué Mine NI 43-101 Technical Report” dated March 16, 2018 (with information effective as of December 31, 2017”)
99.10	Code of Ethics and Business Conduct

