Form 40-F
period 2018-12-31
Mountain Province Diamonds Inc.
filed 2019-03-20
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018	Commission File Number: 00132468

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

The number of common shares of the issuer outstanding as of December 31, 2018 was 210,102,476.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

NOTICE TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”) and certain Canadian securities regulators, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards, issued by the International Accounting Standards Board (“IFRS”). Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and they may not be comparable to financial statements of United States companies.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on March 19, 2019, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3292. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

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

In some cases, forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could” “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans, timelines and targets for mining, development, production and exploration activities at the Registrant’s mineral property held through a joint venture with De Beers Canada Inc. (“De Beers”) (51% De Beers and 49% the Registrant), projected capital expenditure requirements, liquidity and working capital requirements, estimated reserves and resources at, and production from, the Gahcho Kué Diamond Mine (“GK Diamond Mine”), exploration activities at the Kennady North Project (“KNP”), and expectations concerning the diamond industry, and expected cost of sales and operating costs. Forward-looking information included in this annual report on Form 40-F and exhibits attached hereto, include the current production forecast for the GK Diamond Mine, estimated reserves and resources at the GK Diamond Mine, and plans, timelines and targets for mining, development, permitting, production and exploration activities at the Registrant’s mineral property. The timing and quantum will depend on a number of factors including production ramp-up, the production profile and realized diamond prices.

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

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2018, attached as Exhibit 99.1 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2018 is attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements as at and for the years ended December 31, 2018 and 2017, including the report of the independent registered public accounting firm with respect thereto, are included in Exhibit 99.2 attached to this annual report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2018 is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based upon that evaluation, and incorporated by reference herein, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the Evaluation Date. The Registrant’s Management's Annual Report on Internal Control Over Financial Reporting as of December 31, 2018, is included in Exhibit 99.2 attached to this annual report on Form 40-F.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management’s annual report on internal control over financial reporting as of December 31, 2018, is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s auditor has attested to internal control over financial reporting for the past fiscal year. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.2 and is incorporated by reference in this AIF.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The code is attached hereto as Exhibit 99.12 to this annual report on Form 40-F. The code may also be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Registrant at Suite 1410, 161 Bay Street, Toronto, Ontario, M5J 2S1, (416) 361-3562, or by viewing the Registrant’s web site at www.mountainprovince.com under the tab entitled “Company/Governance”.

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

AUDIT COMMITTEE

The Board of Directors of the Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	David Whittle
Members:	Bruce Dresner
Peeyush Varshney

Bruce Dresner was the Chairman of the Audit Committee for 2018 and David Whittle was appointed to the Audit Committee and assumed the role of Chairman effective January 1, 2019.

All members of the Audit Committee are financially literate and independent, as that term is defined by the NASDAQ’s corporate governance listing standards applicable to the Registrant and as determined under Rule 10A-3 of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has two Audit Committee financial experts serving on its Audit Committee. Bruce Dresner and David Whittle has been determined by the Board of the Registrant to be an “audit committee financial expert” as that term is defined by the rules and regulations of the Commission and are independent, as that term is defined by applicable securities laws and the NASDAQ (“NASDAQ”) listing standards applicable to the Registrant. The Commission has indicated that the designation of directors as audit committee financial experts does not (i) make them an “expert” for any purpose, (ii) impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors of the Registrant.

Mr. Dresner is a Chartered Financial Analyst and holds a Master of Business Administration and a Bachelor of Arts (Economics).

Mr. Whittle is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Commerce (Finance).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ended December 31, 2018 and December 31, 2017 totaled $691,378 and $481,411, respectively, as detailed in the following table:

Auditor’s Fees	2018 CAD$	% of Total Fees	2017 CAD$	% of Total Fees
Audit Fees:
Audit	520,000	89.8	526,050	72.8
Audit related	36,400	6.3	165,759	22.9
Total Audit and Audit Related Fees	556,400	96.1	691,809	95.7
Tax Fees:
Planning and advice	9,623	1.7	11,244	1.6
Compliance	13,142	2.3	19,667	2.7
Total Tax Fees	22,765	3.9	30,911	4.3
Total Fees	579,165	100.0	722,720	100.0

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2018, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2018, information with respect to the Registrant’s known contractual obligations in Canadian dollars:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$471	$473	$79	$1,254
Gahcho Kué Diamond Mine commitments	1,578	-	-	-	1,578
Gahcho Kué Diamond Mine operating lease obligations	798	806	190	-	1,794
Revolving credit facility stand by charges	843	808	-	-	1,651
Notes payable - Principal	-	-	422,262	-	422,262
Notes payable - Interest	34,250	68,594	34,250	-	137,094
Forward Exchange Contracts:
(Inflows)	(33,500)	-	-	-	(33,500)
Outflows	34,060	-	-	-	34,060
	$38,260	$70,679	$457,175	$79	$566,193

For further information on the tabular disclosure of contractual obligations, see page 22 of the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2018 of the Registrant, incorporated by reference and included herein as Exhibit 99.2 of this annual report on Form 40-F.

COMPLIANCE WITH NASDAQ
CORPORATE GOVERNANCE RULES

The Company’s common shares are quoted for trading on the NASDAQ under the symbol “MPVD”. NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the NASDAQ corporate governance requirements if such issuer, amongst other requirements, makes appropriate disclosure in its annual report filed with the SEC relating to each requirement of Rule 5600 that it does not follow including a brief statement of the home country practice it follows in lieu of such Nasdaq corporate governance requirements.

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

DATED the 20th day of March, 2019.

MOUNTAIN PROVINCE DIAMONDS INC.
(Registrant)

By:	/s/ STUART BROWN
Name: Stuart Brown

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2018
99.2	Management’s Annual Report on Internal Control Over Financial Reporting, Audited Consolidated Financial Statements for the fiscal year ended December 31, 2018, Independent Auditors’ Report on the Consolidated Financial Statements and Independent Auditors’ Report on Internal Control Over Financial Reporting and Management's Discussion and Analysis for the year ended December 31, 2018
99.3	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of KPMG LLP, Independent Registered Public Accountants
99.8	Consent of Kevyan Salehi, P. Eng, MBA, in connection with the “Mineral Reserve Statement Estimate” with information effective as of December 31, 2018
99.9	Consent of Tom McCandless, P. Eng, in connection with the “Mineral Resource Statement” with information effective as of December 31, 2018
99.10

Consent of Gary Vivian, M.Sc., P. Geo. in connection with the “2016 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” and “2017 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” as dated January 24, 2017 and November 16, 2017 respectively, with effective date of December 31st, 2018.

99.11	Consent of Tom E. Nowicki, Ph.D., P. Geo. in connection with the “2016 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” and “2017 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” as dated January 24, 2017 and November 16, 2017 respectively, with effective date of December 31st, 2018.
99.12	Code of Ethics and Business Conduct

