Form 40-F
period 2020-12-31
Mountain Province Diamonds Inc.
filed 2021-03-30
CIK 1004530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[    ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020	Commission File Number: 00132468

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form	[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of common shares of the issuer outstanding as of December 31, 2020 was 210,490,807.

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

Emerging growth company [  ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:                 [X]

EXPLANATORY NOTE

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on March 26, 2021, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.2580. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

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

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, attached as Exhibit 99.1 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Commission generally applicable to United States companies. Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2020 is attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements as at and for the years ended December 31, 2020 and 2019, including the report of the independent registered public accounting firm with respect thereto, are included in Exhibit 99.2 attached to this annual report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2020 is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based upon that evaluation, and incorporated by reference herein, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the Evaluation Date. The Registrant’s Management’s Annual Report on Internal Control Over Financial Reporting as of December 31, 2020, is included in Exhibit 99.2 attached to this annual report on Form 40-F.

MANAGEMENT’S ANNUAL REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management’s annual report on internal control over financial reporting as of December 31, 2020, is included in Exhibit 99.2 attached to this annual report on Form 40-F and is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s auditor has attested to internal control over financial reporting as of December 31, 2020. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.2 and is incorporated by reference in this annual report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT COMMITTEE

The Board of Directors of the Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Ken Robertson
Members:	Dean Chambers
Tom Peregoodoff

David Whittle was the Chairman of the Audit Committee up to May 2020 and Ken Robertson was appointed to the Audit Committee and assumed the role of Chairman effective July 2020.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has two Audit Committee financial experts serving on its Audit Committee. Ken Robertson and Dean Chambers have been determined by the Board of the Registrant to be an “audit committee financial expert” as that term is defined by the rules and regulations of the Commission and are independent, as that term is defined by applicable securities laws and the Nasdaq Stock Market LLC. The Commission has indicated that the designation of directors as audit committee financial experts does not (i) make them an “expert” for any purpose, (ii) impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors of the Registrant.

Mr. Robertson is a Chartered Professional Accountant, Chartered Accountant and financial executive with strong financial experience in the mining industry.

Mr. Chambers holds a Bachelor of Engineering and Management degree from McMaster University. He is a professional engineer and financial executive with strong operational, financial, M&A and major capital project experience in the mining industry.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ended December 31, 2020 and December 31, 2019 totaled $663,505 and $570,310, respectively, as detailed in the following table:

Auditor’s Fees	2020 CAD$	% of Total Fees	2019 CAD$	% of Total Fees
Audit Fees:
Audit	605,598	91.3	570,310	100.0
Audit related	Nil	0.0	Nil	0.0
Total Audit and Audit Related Fees	605,598	91.3	570,310	100.0
Tax Fees:
Planning and advice	57,908	8.7	Nil	0.0
Compliance	Nil	0.0	Nil	0.0
Total Tax Fees	57,908	8.7	Nil	0.0

Total Fees	663,505	100.0	570,310	100.0

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2020, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2020, information with respect to the Registrant’s known contractual obligations in Canadian dollars:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$4,058	$-	$-	$-	$4,058
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	10,000	-	40,000
Dunebridge revolving credit facility - Principal	31,813	-	-	-	31,813
Dunebridge revolving credit facility - Interest	1,193	-	-	-	1,193
Notes payable - Principal	-	381,674	-	-	381,674
Notes payable - Interest	30,958	30,958	-	-	61,916
	$78,022	$432,632	$10,000	$ -	$520,654

For further information on the tabular disclosure of contractual obligations, see page 25 of the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2020 of the Registrant, incorporated by reference and included herein as Exhibit 99.2 of this annual report on Form 40-F.

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

DATED the 29th day of March, 2021.

MOUNTAIN PROVINCE DIAMONDS INC.

(Registrant)

By:	/s/ STUART BROWN
Name: Stuart Brown

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2020

99.2	Management’s Annual Report on Internal Control Over Financial Reporting, Audited Consolidated Financial Statements for the fiscal year ended December 31, 2020, Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting and Management’s Discussion and Analysis for the year ended December 31, 2020

99.3	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.8	Consent of Matthew MacPhail, P. Eng, MBA, in connection with the “Mineral Reserve Statement Estimate” with information effective as of December 31, 2020

99.9	Consent of Tom McCandless, P. Eng, in connection with the “Mineral Reserve Statement Estimate” with information effective as of December 31, 2020”)

99.10	Consent of Gary Vivian, M.Sc., P. Geo. in connection with the “2016 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” and “2017 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” as dated January 24, 2017 and November 16, 2017 respectively, and the “2019 Technical Report, Project Exploration and Faraday Inferred Resource Estimate Update, Kennady North Project” as dated May 10, 2019 with effective date of December 31st, 2020.

99.11

Consent of Cliff Revering, P.Eng, in connection with the “2019 Technical Report, Project Exploration and Faraday Inferred Resource Estimate Update, Kennady North Project” as dated May 10, 2019 with effective date of December 31st, 2020.

99.12

Consent of Casey Hetman, M.Sc., P. Geo. in connection with the “2019 Technical Report, Project Exploration and Faraday Inferred Resource Estimate Update, Kennady North Project” as dated May 10, 2019 with effective date of December 31st, 2020.

99.13	Consent of Tom E. Nowicki, Ph.D., P. Geo. in connection with the “2016 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” and “2017 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” as dated January 24, 2017 and November 16, 2017 respectively, with effective date of December 31st, 2020.

99.14	Code of Ethics and Business Conduct

101	Interactive Data File