Form 40-F
period 2021-12-31
Mountain Province Diamonds Inc.
filed 2022-03-29
CIK 1004530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[    ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number: 00132468
MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of registrant as specified in its charter
)
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
The number of common shares of the issuer outstanding as of December 31, 2021 was 210,697,474.
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

Auditor Name: KPMG LLP	Auditor Location: Waterloo, ON, Canada	Auditor Firm ID: 85

EXPLANATORY NOTE
Mountain Province Diamonds Inc. (the “Registrant
”
) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange
Act”), on Form
40-F
pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule
3b-4
under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule
3a12-3.
NOTICE TO UNITED STATES READERS
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission
”
) and Canadian securities regulators, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has prepared its consolidated financial statements, which are filed as
Exhibit 99.2
to this annual report on Form
40-F,
in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and they may not be comparable to financial statements of United States companies.
Unless otherwise indicated, all dollar amounts in this annual report on Form
40-F
are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on March 25, 2022, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.2502. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.
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

NOTICE TO UNITED STATES READERS REGARDING
RESOURCE AND RESERVE ESTIMATES
The Registrant is subject to the reporting requirements of applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. As such, the information included in this annual report on Form 40-F or incorporated by reference herein, concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this annual report on Form
40-F:
A. Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 is attached as
Exhibit 99.1
to this annual report on Form
40-F,
and is incorporated by reference herein.

B. Audited Annual Financial Statements
The Registrant’s consolidated audited annual financial statements as at and for the years ended December 31, 2021 and 2020, including the report of the independent registered public accounting firm with respect thereto, are included in
Exhibit 99.2
attached to this annual report on Form
40-F
and are incorporated by reference herein.
C. Management’s Discussion and Analysis
The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2021 is included in
Exhibit 99.2
attached to this annual report on Form
40-F
and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form
40-F.
DISCLOSURE CONTROLS AND PROCEDURES
We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely disclosures regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021, the end of the period covered by this annual report on Form
40-F.
Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, the design and operation of the Company’s disclosure controls and procedures provide reasonable assurance that they are effective. The Registrant’s Management’s Annual Report on Internal Control Over Financial Reporting as of December 31, 2021, is included in
Exhibit 99.2
attached to this annual report on Form
40-F.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Registrant’s management’s annual report on internal control over financial reporting as of December 31, 2021, is included in
Exhibit 99.2
attached to this annual report on Form
40-F
and is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s auditor has attested to internal control over financial reporting as of December 31, 2021. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in
Exhibit 99.2
and is incorporated by reference in this annual report on Form
40-F.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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
Exhibit 99.16
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
                 Dan Johnson
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85.
The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ended December 31, 2021 and December 31, 2020 totaled $642,263 and $640,441, respectively, as detailed in the following table:

Auditor’s Fees	2021 CAD$	% of Total Fees	2020 CAD$	% of Total Fees
Audit Fees:
Audit	608,657	94.8	605,598	94.6
Audit related	Nil	0.0	Nil	0.0
Total Audit and Audit Related Fees	608,657	94.8	605,598	94.6
Tax Fees:
Planning and advice	33,606	5.2	34,843	5.4
Compliance	Nil	0.0	Nil	0.0
Total Tax Fees	33,606	5.2	34,843	5.4
Total Fees	642,263	100.0	640,441	100.0

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
non-audit
services, the Audit committee
pre-approves
the provision of the services. In making their determination regarding non-audit
services, the Audit Committee considers compliance with the policy and the provision of non-audit
services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit
fees paid to KPMG LLP, for the financial year ended December 31, 2021, were pre-approved
by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule
2-01(c)(7)(i)(C)
of Regulation
S-X.
Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit
services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.
OFF-BALANCE
SHEET ARRANGEMENTS
The Registrant currently has no
off-balance
sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists as of December 31, 2021, information with respect to the Registrant’s known contractual obligations in Canadian dollars:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$4,391	$-	$-	$-	$4,391
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	-	-	30,000
Notes payable - Principal	379,034	-	-	-	379,034
Notes payable - Interest	30,323	-	-	-	30,323
	$423,748,	$20,000	$-	$-	$443,748,
For further information on the tabular disclosure of contractual obligations, see page 25 of the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2021 of the Registrant, incorporated by reference and included herein as
Exhibit 99.2
of this annual report on Form
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
DATED
the 28th day of March, 2022.
MOUNTAIN PROVINCE DIAMONDS INC.
(Registrant)

By:	/s/ MARK WALL

Name: Mark Wall

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021

99.2
Management’s Annual Report on Internal Control Over Financial Reporting, Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting and Management’s Discussion and Analysis for the year ended December 31, 2021

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

99.8
Consent of Matthew MacPhail, P. Eng, MBA, in connection with the “NI 43-101 Technical Report, Gahcho Kué Mine, Northwest Territories, Canada” dated March 28, 2022 (with information effective as of December 31, 2021”)

99.9
Consent of Tom McCandless, P. Eng, in connection with the “NI 43-101 Technical Report, Gahcho Kué Mine, Northwest Territories, Canada” dated March 28, 2022 (with information effective as of December 31, 2021”)

99.10
Consent of Michael Makarenko, P. Eng, in connection with the “NI 43-101 Technical Report, Gahcho Kué Mine, Northwest Territories, Canada” dated March 28, 2022 (with information effective as of December 31, 2021”)

99.11
Consent of Dino Pilotto, P. Eng, in connection with the “NI 43-101 Technical Report, Gahcho Kué Mine, Northwest Territories, Canada” dated March 28, 2022 (with information effective as of December 31, 2021”)

99.12
Consent of Gary Vivian, M.Sc., P. Geo. in connection with the “2016 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” and “2017 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” as dated January 24, 2017 and November 16, 2017 respectively, and the “2019 Technical Report, Project Exploration and Faraday Inferred Resource Estimate Update, Kennady North Project” as dated May 10, 2019 with effective date of December 31, 2021.

99.13
Consent of Cliff Revering, P.Eng, in connection with the “2019 Technical Report, Project Exploration and Faraday Inferred Resource Estimate Update, Kennady North Project” as dated May 10, 2019 with effective date of December 31, 2021.

99.14
Consent of Casey Hetman, M.Sc., P. Geo. in connection with the “2019 Technical Report, Project Exploration and Faraday Inferred Resource Estimate Update, Kennady North Project” as dated May 10, 2019 with effective date of December 31, 2021.

99.15
Consent of Tom E. Nowicki, Ph.D., P. Geo. in connection with the “2016 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” and “2017 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” as dated January 24, 2017 and November 16, 2017 respectively, with effective date of December 31, 2021.

99.16	Code of Ethics and Business Conduct

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)